As filed with the Securities and Exchange Commission on February 13, 2019

Registration No. 333-228929

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ARSANIS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2836	27-3181608
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

950 Winter Street, Suite 4500

Waltham, MA 02451

(781) 819-5704

(Address including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Michael P. Gray

President and Chief Executive Officer, Chief Financial Officer

Arsanis, Inc.

950 Winter Street, Suite 4500

Waltham, MA 02451

(781) 819-5704

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jay E. Bothwick, Esq. Cynthia T. Mazareas, Esq. Mhairi C. Immermann, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 (617) 526-6000	John J. Cheney, Esq. Daniel T. Kajunski, Esq. John P. Condon, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13(e)-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus/information statement is not complete and may be changed. Arsanis may not sell its securities pursuant to the proposed transaction until the Registration Statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus/information statement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to completion, dated February 13, 2019

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Arsanis, Inc. and X4 Pharmaceuticals, Inc.:

Arsanis, Inc. (“Arsanis”) and X4 Pharmaceuticals, Inc. (“X4”) have entered into an Agreement and Plan of Merger, as amended (the “Merger Agreement”), pursuant to which a wholly owned subsidiary of Arsanis will merge with and into X4, with X4 continuing as a wholly owned subsidiary of Arsanis and the surviving corporation of the merger (the “Merger”). Arsanis and X4 believe that the Merger will result in a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of novel therapeutics for the treatment of rare diseases.

At the effective time of the Merger (the “Effective Time”), each share of X4’s common stock, par value $0.001 per share (“X4 Common Stock”), outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement and shares held by stockholders who have exercised and perfected appraisal rights or dissenters’ rights as more fully described in the section of this proxy statement/prospectus/information statement titled “The Merger—Appraisal Rights and Dissenters’ Rights”) will be converted into the right to receive shares of Arsanis’s common stock, par value $0.001 per share (“Arsanis Common Stock”), based on an exchange ratio set forth in the Merger Agreement (the “Common Stock Exchange Ratio”), which Common Stock Exchange Ratio was initially estimated (as of the date of the execution of the Merger Agreement) to be 0.5948 shares and is currently estimated to be 0.5529 shares of Arsanis Common Stock for each share of X4 Common Stock and is subject to change to account for, among other things, Arsanis’s net cash as of the business day prior to the closing of the Merger (the “Closing”). Each share of X4’s preferred stock, par value $0.001 per share (“X4 Preferred Stock” and, together with X4 Common Stock, “X4 Capital Stock”), outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement and shares held by stockholders who have exercised and perfected appraisal rights or dissenters’ rights as more fully described in the section of this proxy statement/prospectus/information statement titled “The Merger—Appraisal Rights and Dissenters’ Rights”) will be converted into the right to receive Arsanis Common Stock based on an exchange ratio set forth in the Merger Agreement (the “Preferred Stock Exchange Ratio” and, together with the Common Stock Exchange Ratio, the “Exchange Ratios”), which Preferred Stock Exchange Ratio is equal to the Common Stock Exchange Ratio multiplied by the number of shares of X4 Common Stock into which each share of X4 Preferred Stock is convertible immediately prior to the Closing. Arsanis will assume outstanding and unexercised options and warrants to purchase shares of X4 Capital Stock, which will be converted into options or warrants to purchase shares of Arsanis Common Stock, with the number of shares of Arsanis Common Stock subject to such option or warrant and the exercise price being appropriately adjusted to reflect the applicable Exchange Ratio. Existing Arsanis stockholders (“Arsanis Stockholders”) will continue to own and hold their existing shares of Arsanis Common Stock, existing Arsanis optionholders (“Arsanis Optionholders”) will continue to hold their existing options to acquire shares of Arsanis Common Stock (“Arsanis Options”), and existing Arsanis warrantholders (“Arsanis Warrantholders”) will continue to hold their existing warrants to acquire shares of Arsanis Common Stock (“Arsanis Warrants”).

As of the date of the execution of the Merger Agreement, it was estimated that immediately after the consummation of the Merger, based on the sample Common Stock Exchange Ratio and Preferred Stock Exchange Ratio of 0.5948 set forth below, current holders of X4 Capital Stock (“X4 Stockholders”), holders of options or warrants to acquire X4 Capital Stock (“X4 Optionholders” and “X4 Warrantholders,” respectively) and other persons holding securities and other rights directly or indirectly convertible, exercisable or exchangeable for X4 Capital Stock (collectively with the X4 Stockholders, X4 Optionholders and X4 Warrantholders, “X4 Securityholders”) would own approximately 69.7% of the Fully Diluted Closing Arsanis

Common Stock (as defined below), and Arsanis Stockholders, Arsanis Optionholders and other persons holding securities and other rights directly or indirectly convertible, exercisable or exchangeable for Arsanis Common Stock (collectively with the Arsanis Stockholders and Arsanis Optionholders, “Arsanis Securityholders”) (excluding for this purpose certain out-of-the-money Arsanis Options and Arsanis Warrants) would own approximately 30.3% of the Fully Diluted Closing Arsanis Common Stock, subject to adjustment of the Common Stock Exchange Ratio and Preferred Stock Exchange Ratio as set forth in the Merger Agreement. “Fully Diluted Closing Arsanis Common Stock” as used herein means (x) Arsanis Outstanding Shares (i.e., the “Public Company Outstanding Shares” as defined in the Merger Agreement, which figure includes restricted stock and options for approximately 550,000 shares of Arsanis Common Stock currently outstanding) plus (y) X4 Outstanding Shares (i.e., the “Merger Partner Outstanding Shares” as defined in the Merger Agreement, which figure includes all then outstanding X4 options and warrants (whether or not exercisable)). The initial estimate of the Common Stock Exchange Ratio set forth below assumed the following:

•	Arsanis would have $20.0 million in net cash on the business day immediately prior to the Closing,

•	Arsanis outstanding shares and options as of the Closing would be equal to 15,116,966 (on a pre-reverse stock split basis and excluding for this purpose certain out-of-the-money Arsanis Options), and

•	X4 shares as of the Closing on a fully diluted and as-converted basis would be equal to 58,456,701.

The Exchange Ratios are calculated using a formula intended to allocate a percentage of the combined organization to existing X4 Securityholders. Based on the assumptions described above, the Common Stock Exchange Ratio would have been equal to approximately 0.5948 shares of Arsanis Common Stock for each share of X4 Common Stock, which Common Stock Exchange Ratio is subject to change based on changes in Arsanis’s net cash balance on the business day prior to the Closing and the capitalization of Arsanis or X4 immediately prior to the Closing (and as a result, Arsanis Securityholders and X4 Securityholders could own more or less of the combined organization). The Preferred Stock Exchange Ratio is equal to the Common Stock Exchange Ratio multiplied by the number of shares of X4 Common Stock into which each share of X4 Preferred Stock is convertible immediately prior to the Effective Time. Arsanis currently estimates, assuming for this purpose a closing date of February 28, 2019, that (i) it will have approximately $23.9 million in net cash on the business day prior to the Closing, (ii) Arsanis outstanding shares and options as of the Closing will be equal to 15,123,802 (on a pre-reverse stock split basis and excluding for this purpose certain out-of-the-money Arsanis Options) and (iii) the X4 shares as of the Closing on a fully diluted and as-converted basis will be equal to 58,364,200. Accordingly, it is currently estimated that the Common Stock Exchange Ratio at Closing will be approximately 0.5529 and, because each share of X4 Preferred Stock is convertible into one share of X4 Common Stock, the Preferred Stock Exchange Ratio is expected to be equal to the Common Stock Exchange Ratio. Based solely on such Common Stock Exchange Ratio and Preferred Stock Exchange Ratio, at Closing: (a) X4 Securityholders as of immediately prior to the Merger will own approximately 68.1% of the Fully Diluted Closing Arsanis Common Stock, and (b) Arsanis Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money Arsanis Options and Arsanis Warrants) will own approximately 31.9% of the Fully Diluted Closing Arsanis Common Stock, in each case, subject to adjustment of the Exchange Ratios as set forth in the Merger Agreement and described herein.

Over the next several months, Arsanis currently intends to seek to complete one or more private or registered offerings (the “Potential Financing”) involving the sale of up to $60.0 million of Arsanis Common Stock and/or securities convertible into or exercisable into Arsanis Common Stock. It is anticipated that the Potential Financing would dilute, and thereby reduce, each then existing Arsanis Securityholder’s and X4 Securityholder’s proportionate ownership of Arsanis Common Stock. If the Potential Financing is completed, Arsanis anticipates that the net proceeds will be used for Arsanis’s and the combined organization’s clinical and product development activities and for other working capital and general corporate purposes.

As of the date of this proxy statement/prospectus/information statement, shares of Arsanis Common Stock are listed on the Nasdaq Global Market under the symbol “ASNS.” Arsanis has filed an initial listing application with the Nasdaq Global Market pursuant to Nasdaq’s rules for companies conducting a business combination that results in a change of control. After completion of the Merger, Arsanis expects to be renamed “X4 Pharmaceuticals, Inc.” and expects its common stock to trade on the Nasdaq Global Market under the symbol “XFOR.” On February 11, 2019, the closing sale price of Arsanis Common Stock on the Nasdaq Global Market was $2.61 per share.

Arsanis is holding a special meeting of stockholders (the “Special Meeting”) in order to obtain the stockholder approvals necessary to complete the Merger and related matters. At the Special Meeting, which will be held at 10:00 a.m., local time, on March 11, 2019, at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts, 02109, unless postponed or adjourned to a later date, Arsanis will ask its stockholders to:

1.	approve the Merger Agreement, thereby approving the Merger and the issuance of Arsanis Common Stock pursuant to the Merger Agreement;

2.

approve an amendment to Arsanis’s restated certificate of incorporation effecting a reverse stock split of Arsanis Common Stock at a ratio mutually agreed to between Arsanis and X4 in the range of one new share for every four (4) to eight (8) shares outstanding (or any number in between) (the “Reverse Stock Split”);

3.	approve an amendment to Arsanis’s restated certificate of incorporation changing Arsanis’s corporate name from “Arsanis, Inc.” to “X4 Pharmaceuticals, Inc.”;

4.

approve, for purposes of Nasdaq Listing Rules 5635(a), (b) and (d), the sale of up to 45.0 million shares of Arsanis Common Stock, and/or securities convertible into or exercisable for shares of Arsanis Common Stock, in the aggregate (subject to adjustment for any stock split, recapitalization or reverse stock split (including the Reverse Stock Split) effected prior to the offerings), for gross proceeds of up to $60.0 million with a maximum 30.0% effective discount to the market price of Arsanis Common Stock at the time of entering into binding agreement(s) for the issuance;

5.	consider and vote upon an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3 or 4; and

6.	consider such other business as may properly come before the stockholders at the Special Meeting or any adjournment or postponement thereof.

As described in the accompanying proxy statement/prospectus/information statement, certain of X4’s stockholders who in the aggregate own approximately 11% of the outstanding shares of X4 Capital Stock on an as converted to X4 Common Stock basis, and certain Arsanis Stockholders who in the aggregate own approximately 48% of the outstanding shares of Arsanis Common Stock, are parties to support agreements with Arsanis and X4, respectively, whereby such stockholders have agreed to vote in favor of the adoption or approval of the Merger Agreement, as applicable, and the approval of the transactions contemplated therein, including the Merger and the issuance of Arsanis Common Stock in the Merger pursuant to the Merger Agreement, respectively, subject to the terms of the support agreements. In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the U.S. Securities and Exchange Commission and pursuant to the conditions of the Merger Agreement, X4 has agreed to solicit from X4 Stockholders (and X4 Stockholders who are party to the support agreements have agreed to execute) an action by written consent of X4 Stockholders, referred to herein as the written consent, adopting the Merger Agreement, thereby approving the Merger and related transactions.

After careful consideration, the respective boards of directors of Arsanis and X4 have (i) determined that the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Arsanis or

X4, as applicable, and their respective stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that its respective stockholders vote to approve or adopt, as applicable, the Merger Agreement and, therefore, approve the transactions contemplated therein. Arsanis’s board of directors recommends that its stockholders vote “FOR” the proposals described in this proxy statement/prospectus/information statement, and X4’s board of directors recommends that its stockholders sign and return to X4 the written consent indicating their approval of the Merger and adoption of the Merger Agreement and related transactions.

More information about Arsanis, X4 and the proposed transaction is contained in this proxy statement/prospectus/information statement. Arsanis and X4 urge you to read this proxy statement/prospectus/information statement carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER THE SECTION TITLED “RISK FACTORS ” IN THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT.

Arsanis and X4 are excited about the opportunities the Merger brings to both Arsanis’s and X4’s respective stockholders and thank you for your consideration and continued support.

Michael P. Gray President and Chief Executive Officer, Chief Financial Officer Arsanis, Inc.	Paula Ragan, Ph.D. President and Chief Executive Officer X4 Pharmaceuticals, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus/information statement. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus/information statement is dated                     , 2019, and is first being mailed to Arsanis’s and X4’s respective stockholders on or about                     , 2019.

950 Winter Street, Suite 4500

Waltham, MA 02451

(781) 819-5704

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON MARCH 11, 2019

Dear Stockholders of Arsanis:

On behalf of the board of directors of Arsanis, Inc., a Delaware corporation (“Arsanis”), we are pleased to deliver this proxy statement/prospectus/information statement for the proposed merger between Arsanis and X4 Pharmaceuticals, Inc., a Delaware corporation (“X4”), pursuant to which Artemis AC Corp., a Delaware corporation and a wholly owned subsidiary of Arsanis (“Merger Sub”), will merge with and into X4, with X4 continuing as a wholly owned subsidiary of Arsanis and the surviving corporation of the merger (the “Merger”). The special meeting of stockholders of Arsanis (the “Special Meeting”) will be held on March 11, 2019, at 10:00 a.m., local time, at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts, 02109, for the following purposes:

1.

To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of November 26, 2018, by and among Arsanis, Merger Sub and X4, as amended on December 20, 2018, a copy of which is attached as Annex A to this proxy statement/prospectus/information statement (the “Merger Agreement”), and the transactions contemplated thereby, including the Merger and the issuance of shares of Arsanis’s common stock to X4’s stockholders pursuant to the terms of the Merger Agreement.

2.

To approve an amendment to the restated certificate of incorporation of Arsanis to effect a reverse stock split (the “Reverse Stock Split”) of Arsanis’s common stock, at a ratio mutually agreed to by Arsanis and X4 in the range of one new share for every four (4) to eight (8) shares outstanding (or any number in between), in the form attached as Annex D to this proxy statement/prospectus/information statement.

3.

To approve an amendment to the restated certificate of incorporation of Arsanis to change the corporate name of Arsanis from “Arsanis, Inc.” to “X4 Pharmaceuticals, Inc.” in the form attached as Annex E to this proxy statement/prospectus/information statement.

4.

To approve, for purposes of Nasdaq Listing Rules 5635(a), (b) and (d), the sale of up to 45.0 million shares of Arsanis Common Stock, and/or securities convertible into or exercisable for shares of Arsanis Common Stock, in the aggregate (subject to adjustment for any stock split, recapitalization or reverse stock split (including the Reverse Stock Split) effected prior to the offerings), for gross proceeds of up to $60.0 million with a maximum 30.0% effective discount to the market price of Arsanis Common Stock at the time of entering into binding agreement(s) for the issuance.

5.	To consider and vote upon an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3 or 4.

6.	To transact such other business as may properly come before the stockholders at the Special Meeting or any adjournment or postponement thereof.

Arsanis’s board of directors has fixed January 11, 2019 as the record date (the “Record Date”) for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting and any adjournment or postponement thereof. Only holders of record of shares of Arsanis’s common stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Special Meeting. At the close of business on the Record Date, there were 14,572,246 shares of Arsanis’s common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of holders of shares of Arsanis’s stock having a majority in voting power of the votes cast by the holders of all of the shares of Arsanis’s stock present or represented at the Special Meeting and voting affirmatively or negatively on the matter is required for approval of Proposal Nos. 1, 4 and 5. The affirmative vote of the holders of a majority of shares of Arsanis’s common stock outstanding on the Record Date for the Special Meeting and entitled to vote is required for approval of Proposal Nos. 2 and 3. The approval of Proposal No. 1 is a closing condition of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal No. 1. Proposal No. 3 is conditioned upon the consummation of the Merger. If the Merger is not completed, Proposal No. 3 will not be implemented, and Arsanis’s name will not be changed pursuant to this proposal. If the Merger is completed, but Arsanis’s stockholders do not approve Proposal No. 3, Arsanis’s name will not be changed pursuant to this proposal. Proposal No. 2, regarding the Reverse Stock Split, is not conditioned upon the consummation of the Merger, however, the Reverse Stock Split will be implemented by Arsanis’s board of directors even if the Merger does not take place. Proposal No. 4 is conditioned upon the consummation of the Merger. If the Merger is not completed, Proposal No. 4 will not be implemented, and the Potential Financing will not be completed. Even if you plan to attend the Special Meeting in person, Arsanis requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Special Meeting if you are unable to attend.

By Order of Arsanis’s board of directors,

Michael P. Gray

President and Chief Executive Officer, Chief Financial Officer

Arsanis, Inc.

Waltham, Massachusetts

                    , 2019

ARSANIS’S BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, ARSANIS AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. ARSANIS’S BOARD OF DIRECTORS RECOMMENDS THAT ARSANIS STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus/information statement incorporates important business and financial information about Arsanis that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission (“SEC”) website (www.sec.gov) or upon your written or oral request by contacting Arsanis’s Investor Relations department at Arsanis, Inc., 950 Winter Street, Suite 4500, Waltham, MA 02451 or by calling (781) 819-5704.

To ensure timely delivery of these documents, any request should be made no later than March 4, 2019, to receive them before the Special Meeting.

For additional details about where you can find information about Arsanis, please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

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QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed reverse stock split described in Proposal No. 2, beginning on page 225 in this proxy statement/prospectus/information statement (the “Reverse Stock Split”), and does not give effect to the issuance of any shares of Arsanis’s common stock, par value $0.001 per share (“Arsanis Common Stock”), and/or any securities convertible into or exercisable for shares of Arsanis Common Stock in one or more private or registered offerings as described in Proposal No. 4, beginning on page 234 in this proxy statement/prospectus/information statement (the “Potential Financing”).

The following section provides answers to frequently asked questions about the Merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:    What is the Merger?

A:    Arsanis, Inc. (“Arsanis”) and X4 Pharmaceuticals, Inc. (“X4”) have entered into an Agreement and Plan of Merger, dated as of November 26, 2018, as amended by the First Amendment to Agreement and Plan of Merger dated as of December 20, 2018 (the “Merger Agreement”). The Merger Agreement contains the terms and conditions of the proposed business combination of Arsanis and X4. Under the Merger Agreement, Artemis AC Corp., a wholly owned subsidiary of Arsanis (“Merger Sub”), will merge with and into X4, with X4 continuing as a wholly owned subsidiary of Arsanis and the surviving corporation of the merger (the “Merger”).

At the effective time of the Merger (the “Effective Time”), each share of X4’s common stock, par value $0.001 per share (“X4 Common Stock”), outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement and shares held by stockholders who have exercised and perfected appraisal rights or dissenters’ rights as more fully described in the section of this proxy statement/prospectus/information statement titled “The Merger—Appraisal Rights and Dissenters’ Rights”) will be converted into the right to receive shares of Arsanis Common Stock, based on an exchange ratio set forth in the Merger Agreement (the “Common Stock Exchange Ratio”), which Common Stock Exchange Ratio was initially estimated (as of the date of the execution of the Merger Agreement) to be 0.5948 shares and is currently estimated to be 0.5529 shares of Arsanis Common Stock for each share of X4 Common Stock and is subject to change to account for, among other things, Arsanis’s net cash as of the business day prior to the closing of the Merger (the “Closing”). Each share of X4’s preferred stock, par value $0.001 per share (“X4 Preferred Stock” and, together with X4 Common Stock, “X4 Capital Stock”), outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement and shares held by stockholders who have exercised and perfected appraisal rights or dissenters’ rights as more fully described in the section of this proxy statement/prospectus/information statement titled “The Merger—Appraisal Rights and Dissenters’ Rights”) will be converted into the right to receive Arsanis Common Stock based on an exchange ratio set forth in the Merger Agreement (the “Preferred Stock Exchange Ratio” and, together with the Common Stock Exchange Ratio, the “Exchange Ratios”). The Preferred Stock Exchange Ratio is equal to the Common Stock Exchange Ratio multiplied by the number of shares of X4 Common Stock into which each share of X4 Preferred Stock is convertible immediately prior to the Closing. The provisions for calculating the Exchange Ratios assume a pre-transaction valuation of $115.0 million for X4’s business and $50.0 million for Arsanis’s business. In the case of Arsanis, the pre-transaction valuation is subject to downward or upward adjustment to the extent Arsanis’s net cash balance as of the business day prior to the Closing is above or below $20.0 million. In addition, Arsanis will assume (i) the outstanding warrants of X4 (“X4 Warrants”), (ii) the outstanding stock option awards of X4 (“X4 Options”), and (iii) each stock option plan or other stock or equity-related plans of X4, each of which will be adjusted to reflect the Exchange Ratios. The Exchange Ratios are also based on the relative capitalizations of Arsanis and X4, which, in the case of X4, includes all then outstanding X4 Options and X4 Warrants (whether or not exercisable) and, in the case of Arsanis, includes restricted stock and options for approximately 550,000 shares of Arsanis Common Stock currently outstanding. Because, among other things, the number of shares of Arsanis Common Stock issuable to X4’s stockholders is determined based on Arsanis’s net cash balance on the business day prior to the Closing and the capitalization of X4 and Arsanis at the Closing, Arsanis securityholders cannot be certain of the exact number of shares that will be issued to X4’s stockholders when Arsanis’s stockholders vote on the proposals at the special meeting of Arsanis Stockholders (the “Special Meeting”). The Exchange Ratios referenced herein are estimates only and the final Exchange Ratios will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement.

As of the date of the execution of the Merger Agreement, it was estimated that as a result of the Merger and based solely on the sample Common Stock Exchange Ratio and Preferred Stock Exchange Ratio of 0.5948 set forth above, current holders of X4 Capital Stock (the “X4 Stockholders”) and holders of X4 Options and X4 Warrants (“X4 Optionholders” and “X4 Warrantholders,” respectively) and other persons holding securities and rights directly or indirectly convertible, exercisable or exchangeable for X4 Common Stock (collectively with the X4 Stockholders, X4 Optionholders and X4 Warrantholders, “X4 Securityholders”) would own, or hold rights to acquire, in the aggregate approximately 69.7% of the Fully Diluted Closing Arsanis Common Stock (as defined below). Current Arsanis Stockholders, holders of options to acquire Arsanis Common Stock (“Arsanis Optionholders”) and other persons holding securities and rights directly or indirectly convertible, exercisable or exchangeable for Arsanis Common Stock (collectively, “Arsanis Securityholders”) (excluding for this purpose certain out-of-the-money Arsanis Options and Arsanis Warrants) would own in the aggregate approximately 30.3% of the Fully Diluted Closing Arsanis Common Stock, in each case, following the Effective Time and subject to adjustment of the Exchange Ratios. After the consummation of the Merger, and assuming Arsanis Stockholders approve Proposal No. 3, Arsanis will change its corporate name to “X4 Pharmaceuticals, Inc.” as required by the Merger Agreement (the “Arsanis Name Change”).

Q:    What will happen to Arsanis if, for any reason, the Merger does not close?

A:    If, for any reason, the Merger does not close, the board of directors of Arsanis (the “Arsanis Board of Directors”) may elect to, among other things, attempt to complete another strategic transaction like the Merger, attempt to sell or otherwise dispose of the various assets of Arsanis or continue to operate the business of Arsanis, including the development of ASN500. If the Arsanis Board of Directors decides to dissolve and liquidate Arsanis’s assets, Arsanis would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. This would be a lengthy and uncertain process, and there can be no assurances as to the amount or timing of available cash, if any, that would be left to distribute to Arsanis Stockholders after paying the debts and other obligations of Arsanis and setting aside funds for reserves.

If Arsanis were to continue its business, Arsanis’s management would need to allocate substantial capital resources to the development of ASN500, which is in preclinical development, and also identify, acquire and develop other products or product candidates. In addition, as of February 11, 2019, the Arsanis workforce was comprised of 16 employees, seven of whom were involved in general and administrative roles. Arsanis has ceased clinical development of ASN100, and its sole development program is ASN500. If the Arsanis Board of Directors decides to reestablish Arsanis’s business and/or pursue development of ASN500 or other products or product candidates, Arsanis will need to rebuild its senior management team and hire managerial and other personnel to lead and staff all of its necessary functions, especially its research, development and commercialization areas.

Q:    Why are the two companies proposing to merge?

A:    X4 and Arsanis believe that the Merger will result in a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of novel therapeutics for the treatment of rare diseases. For a discussion of Arsanis’s and X4’s reasons for the Merger, please see the section titled “The Merger—Arsanis Reasons for the Merger” and “The Merger—X4 Reasons for the Merger” in this proxy statement/prospectus/information statement.

Q:    Why am I receiving this proxy statement/prospectus/information statement?

A:    You are receiving this proxy statement/prospectus/information statement because you have been identified as an Arsanis Stockholder or an X4 Stockholder as of the applicable Record Date, and you are entitled, as applicable, to (i) vote at the Special Meeting to approve the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of shares of Arsanis Common Stock pursuant to the Merger Agreement, or (ii) sign and return the X4 written consent to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Merger. This document serves as:

•	a proxy statement of Arsanis used to solicit proxies for the Special Meeting;

•

a prospectus of Arsanis used to offer shares of Arsanis Common Stock in exchange for shares of X4 Capital Stock in the Merger and issuable upon exercise of options and/or warrants to acquire X4 Capital Stock, as applicable; and

•	an information statement of X4 used to solicit the written consent of X4 Stockholders for the adoption of the Merger Agreement and the approval of the Merger and related transactions.

Q:    What is required to consummate the Merger?

A:    To consummate the Merger, Arsanis Stockholders must approve the Merger Agreement, thereby approving the Merger and the issuance of Arsanis Common Stock pursuant to the Merger Agreement (Proposal No. 1), and X4 Stockholders must adopt the Merger Agreement, thereby approving the Merger and the other transactions contemplated by the Merger Agreement.

The approval of the Merger and the issuance of Arsanis Common Stock pursuant to the Merger Agreement by the Arsanis Stockholders, the approval of the issuance of shares of Arsanis Common Stock and/or securities convertible into or exercisable for shares of Arsanis Common Stock in the Potential Financing and the approval of the vote to adjourn the Special Meeting, if necessary, to solicit additional proxies, requires the affirmative vote of holders of shares of Arsanis’s stock having a majority in voting power of the votes cast by the holders of all of the shares of Arsanis’s stock present or represented at the Special Meeting and voting affirmatively or negatively on the matter. The approval of the amendments to the restated certificate of incorporation of Arsanis to effect the Reverse Stock Split and the Arsanis Name Change require the affirmative vote of the holders of a majority of the shares of Arsanis Common Stock outstanding on January 11, 2019 (the “Record Date”) and entitled to vote.

Proposal No. 3 is conditioned upon the consummation of the Merger. If the Merger is not completed, Proposal No. 3 will not be implemented, and Arsanis’s name will not be changed pursuant to this proposal. Proposal No. 2, regarding the Reverse Stock Split, is not conditioned upon the consummation of the Merger, however, the Reverse Stock Split will be implemented by the Arsanis Board of Directors even if the Merger does not take place. Proposal No. 4 is conditioned upon the consummation of the Merger. If the Merger is not completed, Proposal No. 4 will not be implemented, and the Potential Financing will not be completed.

The presence, in person or represented by proxy, at the Special Meeting of the holders of a majority in voting power of the shares of Arsanis Common Stock issued and outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting.

Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Special Meeting.

Votes will be counted by the inspector of election appointed for the Special Meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions and broker non-votes will not be considered votes cast by the holders of all the shares of Arsanis Common Stock present in person or by proxy at the Special Meeting and voting affirmatively or negatively, and will therefore not have any effect with respect to Proposal Nos. 1, 4 or 5. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” Proposal Nos. 2 and 3.

The adoption of the Merger Agreement and the approval of the Merger and related transactions by the X4 Stockholders requires the affirmative vote (or written consent) of (a) the holders of a majority of the votes of the outstanding shares of X4 Capital Stock on an as converted to X4 Common Stock basis and (b) the holders of a majority of the voting power of the outstanding shares of X4 Preferred Stock voting together as a single class on an as converted to X4 Common Stock basis. In addition to the requirement of obtaining such stockholder approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

As of December 31, 2018, certain X4 Stockholders who in the aggregate own approximately 11% of the outstanding shares of X4 Capital Stock on an as converted to X4 Common Stock basis, and certain Arsanis Stockholders who in the aggregate own approximately 48% of the outstanding shares of Arsanis Common Stock, are parties to support agreements with Arsanis and X4, respectively, whereby such stockholders have agreed to vote their shares in favor of the approval or adoption, as applicable, of the Merger Agreement and the transactions contemplated therein, including the Merger and the issuance of Arsanis Common Stock to X4 Stockholders pursuant to the Merger Agreement, subject to the terms of the support agreements. In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the U.S. Securities and Exchange Commission (the “SEC”) and pursuant to the conditions of the Merger Agreement and the support agreements, X4 has agreed to solicit from the X4 Stockholders (and X4 Stockholders who are party to the support agreements have agreed to execute) written consents approving the Merger and related transactions.

For a more complete description of the closing conditions under the Merger Agreement, Arsanis urges you to read the section titled “The Merger Agreement—Conditions to Completion of the Merger” in this proxy statement/prospectus/information statement.

Q:    What will X4 Securityholders receive in the Merger?

A:    As of the date of the execution of the Merger Agreement, it was estimated that immediately after the consummation of the Merger, based on the sample Common Stock Exchange Ratio and Preferred Stock Exchange Ratio of 0.5948 set forth below, existing X4 Securityholders would own approximately 69.7% of the Fully Diluted Closing Arsanis Common Stock (as defined below), subject to adjustment of the Common Stock Exchange Ratio and Preferred Stock Exchange Ratio as set forth in the Merger Agreement.

Following the Closing, X4 Optionholders will have their X4 Options converted into options to purchase shares of Arsanis Common Stock, with the number of shares of Arsanis Common Stock subject to such option and the exercise price being appropriately adjusted to reflect the Common Stock Exchange Ratio determined in accordance with the Merger Agreement, and X4 Warrantholders will have their X4 Warrants converted into warrants to purchase shares of Arsanis Common Stock, with the number of shares of Arsanis Common Stock subject to such warrants and the exercise price being appropriately adjusted to reflect the Common Stock Exchange Ratio or the Preferred Stock Exchange Ratio, as the case may be, determined in accordance with the Merger Agreement. The initial estimate of the Common Stock Exchange Ratio and Preferred Stock Exchange Ratio set forth above assumed that (i) Arsanis would have $20.0 million in net cash on the business day immediately prior to the Closing, (ii) Arsanis outstanding shares and options as of the Closing would be equal to 15,116,966 (on a pre-reverse stock split basis and excluding for this purpose certain out-of-the-money Arsanis Options) and (iii) X4 shares as of the Closing would be equal to 58,456,701 (on a fully diluted, as-converted basis).

The Exchange Ratios are calculated using a formula intended to allocate a percentage of the combined organization to existing X4 Securityholders. Based on the assumptions described above, the Common Stock Exchange Ratio would have been equal to approximately 0.5948 shares of Arsanis Common Stock for each share of X4 Common Stock, which Common Stock Exchange Ratio is subject to change based on changes in Arsanis’s net cash balance on the business day prior to the Closing and the capitalization of Arsanis or X4 immediately prior to the Closing (and as a result, Arsanis Securityholders and X4 Securityholders could own more or less of the combined organization). The Preferred Stock Exchange Ratio is equal to the Common Stock Exchange Ratio multiplied by the number of shares of X4 Common Stock into which each share of X4 Preferred Stock is convertible immediately prior to the Effective Time. Arsanis currently estimates, assuming for this purpose a closing date of February 28, 2019, that (i) it will have approximately $23.9 million in net cash on the business day prior to the Closing, (ii) Arsanis outstanding shares and options as of the Closing will be equal to 15,123,802 (on a pre-reverse stock split basis and excluding for this purpose certain out-of-the-money Arsanis Options) and (iii) the shares of X4 Common Stock as of the Closing on a fully diluted and as-converted basis will be equal to 58,364,200. Accordingly, it is currently estimated that the Common Stock Exchange Ratio at Closing will be approximately 0.5529 and, because each share of X4 Preferred Stock is convertible into one share of X4 Common Stock, the Preferred Stock Exchange Ratio is expected to be equal to the Common Stock Exchange Ratio. Based solely on such Common Stock Exchange Ratio and Preferred Stock Exchange Ratio, at Closing: (a) X4 Securityholders as of immediately prior to the Merger will own approximately 68.1% of the Fully Diluted Closing Arsanis Common Stock (as defined below), and (b) the Arsanis Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money Arsanis Options and Arsanis Warrants) will own approximately 31.9% of the Fully Diluted Closing Arsanis Common Stock, in each case, subject to adjustment of the Exchange Ratios as set forth in the Merger Agreement and described herein. “Fully Diluted Closing Arsanis Common Stock” as used herein means (x) Arsanis Outstanding Shares (i.e., the “Public Company Outstanding Shares” as defined in the Merger Agreement, which figure includes restricted stock and options for approximately 550,000 shares of Arsanis Common Stock currently outstanding) plus (y) X4 Outstanding Shares (i.e., the “Merger Partner Outstanding Shares” as defined in the Merger Agreement, which figure includes all then outstanding X4 options and warrants (whether or not exercisable)). Additionally, if Arsanis completes the Potential Financing, it would dilute, and thereby reduce, each then existing Arsanis Securityholder’s and X4 Securityholder’s proportional ownership of Arsanis Common Stock.

For a more complete description of what X4 Stockholders, X4 Optionholders and X4 Warrantholders will receive in the Merger, please see the sections titled “The Merger Agreement—Merger Consideration” in this proxy statement/prospectus/information statement.

Q:    Who will be the directors of Arsanis following the Merger?

A:    Following the consummation of the Merger, the size of the Arsanis Board of Directors will be decreased to a total of seven directors. Pursuant to the terms of the Merger Agreement, the Arsanis Board of Directors will be reconstituted such that five of the initial post-Closing directors will be designated by X4, and two initial post-Closing directors will be designated by Arsanis. It is anticipated that, following the Closing, the Arsanis Board of Directors will be constituted as follows:

Name	Current Principal Affiliation
René Russo, Pharm.D., BCPS	Arsanis, Inc., Director
David McGirr	Arsanis, Inc., Director
Michael S. Wyzga	X4 Pharmaceuticals, Inc., Chairman and Director
Paula Ragan, Ph.D.	X4 Pharmaceuticals, Inc., President, Chief Executive Officer and Director
Gary J. Bridger, Ph.D.	X4 Pharmaceuticals, Inc., Director
Isaac Blech	X4 Pharmaceuticals, Inc., Director
To be designated	To be determined

Q:    Who will be the executive officers of Arsanis immediately following the Merger?

A:    Immediately following the consummation of the Merger, the executive management team of Arsanis is expected to be composed solely of the members of X4’s executive management team prior to the Merger, as follows:

Name	Title
Paula Ragan, Ph.D.	President and Chief Executive Officer
Adam S. Mostafa	Chief Financial Officer

Q:    What are the material U.S. federal income tax consequences of the Reverse Stock Split?

A:    The proposed Reverse Stock Split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a U.S. Holder (as defined in the section of this proxy statement/prospectus/information statement titled “Matters Being Submitted to a Vote of Arsanis Stockholders—Proposal No. 2: Approval of an Amendment to the Restated Certificate of Incorporation of Arsanis Effecting the Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split”) of Arsanis Common Stock generally should not recognize gain or loss upon the Reverse Stock Split, except with respect to cash received in lieu of a fractional share of Arsanis Common Stock, as discussed in the section of this proxy statement/prospectus/information statement titled “Matters Being Submitted to a Vote of Arsanis Stockholders—Proposal No. 2: Approval of an Amendment to the Restated Certificate of Incorporation of Arsanis Effecting the Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split.” A U.S. Holder’s aggregate adjusted tax basis in the shares of Arsanis Common Stock received pursuant to the proposed Reverse Stock Split should equal the aggregate adjusted tax basis of the shares of the Arsanis Common Stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Arsanis Common Stock), and such U.S. Holder’s holding period in the shares of Arsanis Common Stock received should include the holding period in the shares of Arsanis Common Stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Arsanis Common Stock surrendered to the shares of Arsanis Common Stock received in a recapitalization pursuant to the proposed Reverse Stock Split. U.S. Holders of shares of Arsanis Common Stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares. For more information, please see the section of this proxy statement/prospectus/information statement titled “Matters Being Submitted to a Vote of Arsanis Stockholders—Proposal No. 2: Approval of an Amendment to the Restated Certificate of Incorporation of Arsanis Effecting the Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split.”

Q:    What are the material U.S. federal income tax consequences of the Merger?

A:    Arsanis and X4 intend the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), as described in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” in this proxy statement/prospectus/information statement. Assuming the Merger constitutes a “reorganization,” subject to the limitations and qualifications described in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” in this proxy statement/prospectus/information statement, X4 Stockholders generally should not recognize gain or loss for U.S. federal income tax purposes on the receipt of shares of Arsanis Common Stock issued in connection with the Merger (other than in respect of cash received in lieu of fractional shares). Each X4 Stockholder who receives cash in lieu of a fractional share of Arsanis Common Stock should generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received in lieu of such fractional share and the stockholder’s tax basis allocable to such fractional share.

If the Merger is not treated as a “reorganization” under Section 368(a) of the Code, then, subject to the limitations and qualifications described in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” in this proxy statement/prospectus/information statement, each X4 Stockholder will generally recognize capital gain or loss, for U.S. federal income tax purposes, on the receipt of shares of Arsanis Common Stock issued to such X4 Stockholder and on any cash received in lieu of fractional shares in connection with the Merger. The tax consequences to each X4 Stockholder will depend on that stockholder’s particular circumstances. Each X4 Stockholder should consult with his, her or its tax advisor for a full understanding of the tax consequences of the Merger to that stockholder.

Q:    As an Arsanis Stockholder, how does the Arsanis Board of Directors recommend that I vote?

A:    After careful consideration, the Arsanis Board of Directors recommends that Arsanis Stockholders vote “FOR” all of the proposals.

Q:    What is the Potential Financing?

A:    In order to fund the research and development programs and working capital requirements described elsewhere in this proxy statement/prospectus/information statement and to enhance the overall capitalization of Arsanis and the combined organization following the Merger, Arsanis currently intends to seek to complete one or more private or registered offerings of up to 45.0 million shares of Arsanis Common Stock, and/or securities convertible into or exercisable for shares of Arsanis Common Stock, in the aggregate (subject to adjustment for any stock split, recapitalization or reverse stock split (including the Reverse Stock Split) effected prior to the offerings), for gross proceeds of up to $60.0 million with a maximum 30.0% effective discount to the market price of Arsanis Common Stock at the time of entering into binding agreement(s) for the issuance, which we refer to as the Potential Financing. Arsanis has yet to determine the particular terms for the Potential Financing. However, because the Potential Financing may require approval under Nasdaq Listing Rule 5635(a), (b), and/or (d) (collectively, the “Nasdaq Shareholder Approval Rule”), Arsanis is seeking stockholder approval at the Special Meeting so that the combined organization will be able to take full advantage of opportunities that may develop in the equity markets.

As of the date of this proxy statement/prospectus/information statement, (i) OrbiMed Private Investments IV, LP (or entities affiliated therewith), which as of December 31, 2018, beneficially owned 12.8% of Arsanis Common Stock and may beneficially own 5% or more of the combined organization’s common stock immediately following the Merger and whose affiliate, Carl L. Gordon, is currently a director of Arsanis, and (ii) Cormorant Global Healthcare Master Fund, L.P. (or entities affiliated therewith), which as of December 31, 2018, beneficially owned 6.2% of X4 Common Stock and may beneficially own 5% or more of the combined organization’s common stock immediately following the Merger, have indicated an interest in purchasing Arsanis securities in the Potential Financing. However, because indications of interest are not binding agreements or commitments to purchase, either of these stockholders may determine not to purchase any shares in the Potential Financing.

Arsanis may sell the securities in the Potential Financing through agents, underwriters, dealers or directly to purchasers. Arsanis will receive the proceeds from the sale of its securities, less any commissions or other selling expenses of agents, underwriters, finders or dealers. Arsanis cannot determine what the actual net proceeds of any Potential Financing will be until completed. If all or part of any Potential Financing is completed, Arsanis anticipates that the net proceeds will be used for the combined organization’s clinical and product development activities and for other working capital and general corporate purposes.

Arsanis has not yet identified investors or arrived at any specific terms or conditions for the Potential Financing, and it currently has no arrangements or understandings regarding any specific transaction with investors. Arsanis cannot predict whether it will be successful should it seek to raise capital through the Potential Financing or otherwise.

Q:    As an X4 Stockholder, how does the X4 Board of Directors recommend that I vote?

A:    After careful consideration, the board of directors of X4 (the “X4 Board of Directors”) recommends that X4 Stockholders execute the written consent to adopt the Merger Agreement and approve the Merger and the transactions contemplated therein, substantially in accordance with the terms of the Merger Agreement and the other agreements contemplated by the Merger Agreement.

Q:    What risks should I consider in deciding whether to vote in favor of the Merger or to execute and return the written consent, as applicable?

A:    You should carefully review the section of this proxy statement/prospectus/information statement titled “Risk Factors,” which sets forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the combined organization’s business will be subject, and risks and uncertainties to which each of Arsanis and X4, as independent companies, are subject.

Q:    Who can vote at the Special Meeting?

A:    Only Arsanis Stockholders of record at the close of business on the Record Date, January 11, 2019, will be entitled to vote at the Special Meeting. As of the Record Date, there were 14,572,246 shares of Arsanis Common Stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If, at the close of business on the Record Date, your shares of Arsanis Common Stock were registered directly in your name with Arsanis’s transfer agent, Computershare Trust Company, N.A., then you are an Arsanis Stockholder of record. As an Arsanis Stockholder of record, you may vote in person at the Special Meeting or vote by proxy. Whether or not you plan to attend the Special Meeting, please vote as soon as possible by completing and returning the enclosed proxy card or vote by proxy over the telephone or on the Internet as instructed below to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If, at the close of business on the Record Date, your shares of Arsanis Common Stock were not held in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you have the right to direct your broker or other agent how to vote the shares in your account. You are also invited to attend the Special Meeting. However, because you are not the stockholder of record, you may not vote your shares in person at the Special Meeting unless you request and obtain a valid legal proxy from your broker or other agent, giving you the right to vote the shares at the meeting.

Q:    How many votes do I have?

A:    On each matter to be voted upon, you have one vote for each share of Arsanis Common Stock you own as of the Record Date.

Q:    What is the quorum requirement?

A:    A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding at least a majority in voting power of the shares of Arsanis Common Stock issued and outstanding and entitled to vote at the Special Meeting, present in person or represented by proxy, are present at the Special Meeting. On January 11, 2019, the Record Date, there were 14,572,246 shares of Arsanis Common Stock outstanding and entitled to vote. Accordingly, Arsanis expects that the holders of at least 7,286,124 shares of Arsanis Common Stock must be present at the Special Meeting for a quorum to exist. Your shares of Arsanis Common Stock will be counted toward the quorum at the Special Meeting only if you attend the Special Meeting in person or are represented at the Special Meeting by proxy.

Abstentions and broker non-votes (as described below) will be counted towards the quorum requirement but will not be counted as votes cast. If there is no quorum, the holders of a majority of shares present in person or represented by proxy at the Special Meeting may adjourn the Special Meeting to another date.

Q:    What are “broker non-votes”?

A:    If you hold shares beneficially in street name and do not provide your broker or other agent with voting instructions, your shares may constitute “broker non-votes.” Broker non-votes occur on a matter when banks, brokers and other nominees are not permitted to vote on certain non-discretionary matters without instructions from the beneficial owner and instructions are not given. These matters are referred to as “non-routine” matters. All of the proposals to be acted on at the Special Meeting, except for Proposal No. 2 regarding the Reverse Stock Split, are anticipated to be non-routine matters. Broker non-votes will be counted toward the vote total for Proposal Nos. 2 and 3 and will have the same effect as a vote “AGAINST” such proposals. Broker non-votes will not, however, be considered votes cast by the holders of all of the shares of Arsanis Common Stock present in person or by proxy at the Special Meeting and voting affirmatively or negatively and will therefore not have any effect with respect to Proposal Nos. 1, 4 or 5.

Q:    When do you expect the Merger to be consummated?

A:    Arsanis and X4 anticipate that the Merger will occur sometime soon after the Special Meeting to be held on March 11, 2019, but the companies cannot predict the exact timing. For more information, please see the section titled “The Merger Agreement—Conditions to Completion of the Merger” in this proxy statement/prospectus/information statement.

Q:    What do I need to do now?

A:    Arsanis and X4 urge you to read this proxy statement/prospectus/information statement carefully, including its annexes, and to consider how the Merger affects you.

If you are an Arsanis Stockholder of record, you may provide your proxy instructions in accordance with the instructions provided. If you are an X4 Stockholder, you may execute and return your written consent to X4 in accordance with the instructions provided.

Q:    How do I vote?

A:    If you are the “record holder” of your shares, meaning that your shares are registered in your name in the records of Arsanis’s transfer agent, Computershare Trust Company, N.A., you may vote your shares at the meeting in person or by proxy as follows:

1.    Over the Internet: To vote over the Internet, please go to the following website: www.proxyvote.com and follow the instructions at that site for submitting your proxy electronically. If you vote over the Internet, you do not need to complete and mail your proxy card or vote your proxy by telephone. You must specify how you want your shares voted or your Internet vote cannot be completed, and you will receive an error message. You must submit your Internet proxy before 11:59 p.m., Eastern Standard Time, on March 10, 2019, the day before the Special Meeting, for your proxy to be valid and your vote to count.

2.    By Telephone: To vote by telephone, please call 1-800-690-6903, and follow the instructions provided on the proxy card. If you vote by telephone, you do not need to complete and mail your proxy card or vote your proxy over the Internet. You must specify how you want your shares voted and confirm your vote at the end of the call or your telephone vote cannot be completed. You must submit your telephonic proxy before 11:59 p.m., Eastern Standard Time, on March 10, 2019, the day before the Special Meeting, for your proxy to be valid and your vote to count.

3.    By Mail: To vote by mail, you must mark, sign and date the proxy card and then mail the proxy card in accordance with the instructions on the proxy card. If you vote by mail, you do not need to vote your proxy over the Internet or by telephone. Broadridge must receive the proxy card not later than March 10, 2019, the day before the Special Meeting, for your proxy to be valid and your vote to count. If you return your proxy card but do not specify how you want your shares voted on any particular matter, they will be voted in accordance with the recommendations of the Arsanis Board of Directors.

4.    In Person at the Meeting: If you attend the Special Meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which Arsanis will provide to you at the meeting.

If your shares are held in “street name,” meaning they are held for your account by an intermediary, such as a broker, then you are deemed to be the beneficial owner of your shares and the broker that actually holds the shares for you is the record holder and is required to vote the shares it holds on your behalf according to your instructions. The proxy materials, as well as voting and revocation instructions, should have been forwarded to you by the broker that holds your shares. In order to vote your shares, you will need to follow the instructions that your broker provides you. Many brokers solicit voting instructions over the Internet or by telephone.

Regardless of whether your shares are held in street name, you are welcome to attend the meeting. You may not vote shares held in street name in person at the meeting, however, unless you obtain a legal proxy, executed in your favor, from the holder of record (i.e., your broker). A legal proxy is not the form of proxy included with this proxy statement/prospectus/information statement.

Q:    What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A:    If you are an Arsanis Stockholder, the failure to return your proxy card or otherwise provide proxy instructions will reduce the aggregate number of votes required to approve Proposal Nos. 1, 4 and 5 and will have the same effect as a vote “AGAINST” Proposal Nos. 2 and 3.

Q:    When and where is the Special Meeting of Arsanis Stockholders?

A:    The Arsanis Special Meeting will be held at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts, 02109, at 10:00 a.m., local time, on March 11, 2019. Subject to space availability, all Arsanis Stockholders as of the Record Date, or their duly appointed proxies, may attend the Arsanis Special Meeting. Since seating is limited, admission to the Arsanis Special Meeting will be on a first-come, first-served basis. Registration and seating will begin at 9:30 a.m., local time.

Q:    If my Arsanis shares are held in “street name” by my broker, will my broker vote my shares for me?

A:    Unless your broker has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of Arsanis Common Stock without instructions from you. Brokers are not expected to have discretionary authority to vote for any of the proposals, except for Proposal No. 2 regarding the Reverse Stock Split. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:    May I change my vote after I have submitted a proxy or provided proxy instructions?

A:    If your shares are registered directly in your name, you may revoke your proxy and change your vote at any time before the vote is taken at the Special Meeting. To do so, you must do one of the following:

1.	Vote over the Internet or by telephone as instructed above. Only your latest Internet or telephone vote is counted.

2.	Sign and return a new proxy card. Only your latest dated and timely received proxy card will be counted.

3.

Attend the Special Meeting and vote in person as instructed above. Attending the Special Meeting will not alone revoke your Internet vote, telephone vote or proxy card submitted by mail, as the case may be.

4.	Give Arsanis’s corporate secretary written notice before or at the meeting that you want to revoke your proxy.

If your shares are held in “street name,” you may submit new voting instructions by contacting your broker or other nominee. You may also vote in person at the Special Meeting if you obtain a legal proxy as described in the answer above.

Q:    Who is paying for this proxy solicitation?

A:    Arsanis and X4 will share equally the cost of printing and filing this proxy statement/prospectus/information statement and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Arsanis Common Stock for the forwarding of solicitation materials to the beneficial owners of Arsanis Common Stock. Arsanis will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Q:    Who can help answer my questions?

A:    If you are an Arsanis Stockholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the Merger, including the procedures for voting your shares, you should contact:

Arsanis, Inc.

950 Winter Street, Suite 4500

Waltham, MA 02451

Attn: Investor Relations

(781) 819-5704

If you are an X4 Stockholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the Merger, including the procedures for voting your shares, you should contact:

X4 Pharmaceuticals, Inc.

955 Massachusetts Avenue, 4th Floor

Cambridge, MA 02139

Attn: Chief Financial Officer

(857) 529-8300

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus/information statement and may not contain all of the information that is important to you. To better understand the Merger, the proposals being considered at the Special Meeting and X4 Stockholder actions that are the subject of the written consent, you should read this entire proxy statement/prospectus/information statement carefully, including the Merger Agreement, attached as Annex A, the opinion of Leerink Partners LLC (now known as SVB Leerink LLC, and referred to herein as “Leerink Partners”), attached as Annex B, and the other annexes to which you are referred herein. For more information, please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

The Companies

Arsanis, Inc.

950 Winter Street, Suite 4500

Waltham, MA 02451

(781) 819-5704

Arsanis is a clinical-stage biopharmaceutical company that has historically focused on applying monoclonal antibody, or mAb, immunotherapies to address serious infectious diseases. Arsanis possesses a deep understanding of the pathogenesis of infection, paired with access to what Arsanis believes to be some of the most advanced mAb discovery techniques and platforms available today.

Arsanis’s operations to date have been limited to organizing and staffing its company, business planning, raising capital, obtaining funding from government entities and non-government organizations, developing and securing its technology, identifying potential product candidates, undertaking preclinical studies and clinical trials of its most advanced product candidates and entering into licensing and funding agreements. To date, Arsanis has not generated any revenue from product sales.

On June 28, 2018, Arsanis announced the discontinuation of its Phase 2 clinical trial of ASN100 for the prevention of S. aureus pneumonia in high-risk, mechanically ventilated patients following the completion of a planned interim analysis of unblinded trial data for 118 patients by an independent data review committee. On August 10, 2018, the Arsanis Board of Directors approved a reduction in workforce to reduce operating costs and better align its workforce with the needs of its business following the discontinuation of the clinical development of ASN100. As part of this reduction in workforce, Arsanis eliminated 22 positions across the company, representing approximately 51% of Arsanis’s workforce, during the year ended December 31, 2018.

On November 26, 2018, Arsanis entered into the Merger Agreement with X4, pursuant to which X4 will become a wholly owned subsidiary of Arsanis, and each outstanding share of X4 Common Stock and X4 Preferred Stock will be converted into the right to receive shares of Arsanis Common Stock as set forth in the Merger Agreement.

X4 Pharmaceuticals, Inc.

955 Massachusetts Avenue, 4th Floor

Cambridge, MA 02139

(857) 529-8300

X4 is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of novel therapeutics for the treatment of rare diseases. X4’s pipeline is comprised of first-in-class, oral, small molecule antagonists of chemokine receptor CXCR4, which have the potential to treat a broad range of rare diseases, including primary immunodeficiencies, or PIs, and cancer. PIs are a group of more than 250 rare, chronic disorders in which flaws in the immune system cause increased susceptibility to infections and, in some cases, increased risk of cancers. Within this broad disease classification, a number of PIs are attributed to the improper trafficking of immune cells related to the CXCR4 receptor and its ligand CXCL12.

X4P-001, X4’s lead product candidate, has completed an open-label, dose escalation Phase 2 trial in patients with Warts, Hypogammaglobulinemia, Infections, and Myelokathexis, or WHIM, syndrome. X4 plans to initiate a Phase 3 pivotal trial of X4P-001 in patients with WHIM syndrome in the first half of 2019 and to report top-line data from this trial in mid-2021. In addition to X4’s initial focus on WHIM syndrome, X4 believes that the biological rationale and available data on X4P-001 support potential therapeutic benefits across a broad range of PIs, including severe congenital neutropenia, or SCN, and certain lymphomas, such as Waldenström macroglobulinemia, or WM. X4 plans to initiate a Phase 1/2 trial of X4P-001 in SCN and a Phase 1/2 trial of X4P-001 in WM in the first half of 2019, with data expected for each trial in the first half of 2020. X4 is also currently conducting the Phase 2a portion of an open-label Phase 1/2 trial of X4P-001 in clear cell renal cell carcinoma, or ccRCC, in combination with axitinib, and intends to enter into a strategic partnership for future development and potential commercialization of X4P-001 in ccRCC. X4 is also developing X4P-002, a CXCR4 antagonist that has unique properties that X4 believes will enable it to penetrate the blood-brain barrier and provide appropriate therapeutic exposures to treat brain cancers, including glioblastoma multiforme. X4 is also developing X4P-003, a next generation molecule designed to have an enhanced pharmacokinetic profile relative to X4P-001, potentially enabling improved patient compliance and ease of use to better serve patients suffering from chronic rare diseases. X4 plans to submit investigational new drug applications, or INDs, for X4P-002 and X4P-003 in the second half of 2019 and subsequently initiate a Phase 1b trial for X4P-002 and a Phase 1b trial for X4P-003, with initial data expected for each trial in the second half of 2020.

Artemis AC Corp.

Artemis AC Corp. is a wholly owned subsidiary of Arsanis and was formed solely for the purposes of carrying out the Merger.

The Merger (see page 146)

If the Merger is completed, Merger Sub will merge with and into X4, with X4 continuing as a wholly owned subsidiary of Arsanis and the surviving corporation of the Merger.

At the Effective Time, each share of X4 Common Stock outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement and shares held by stockholders who have exercised and perfected appraisal rights or dissenters’ rights as more fully described in the section of this proxy statement/prospectus/information statement titled “The Merger—Appraisal Rights and Dissenters’ Rights”) will be converted into the right to receive shares of Arsanis Common Stock based on the Common Stock Exchange Ratio. The Common Stock Exchange Ratio was initially estimated (as of the date of the execution of the Merger Agreement) to be 0.5948 shares and is currently estimated to be 0.5529 shares of Arsanis Common Stock for each share of X4 Common Stock and is subject to change to account for, among other things, Arsanis’s net cash as of the business day prior to the Closing. Each share of X4 Preferred Stock outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement and shares held by stockholders who have exercised and perfected appraisal rights or dissenters’ rights as more fully described in the section of this proxy statement/prospectus/information statement titled “The Merger—Appraisal Rights and Dissenters’ Rights”) will be converted into the right to receive Arsanis Common Stock based on the Preferred Stock Exchange Ratio. Because each share of X4 Preferred Stock is convertible into one share of X4 Common Stock, the Preferred Stock Exchange Ratio is expected to be equal to the Common Stock Exchange Ratio. The final Common Stock Exchange Ratio and Preferred Stock Exchange

Ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement.

As of the date of the execution of the Merger Agreement, it was estimated that immediately after the consummation of the Merger, based solely on the sample Common Stock Exchange Ratio and Preferred Stock Exchange Ratio of 0.5948 set forth above, existing X4 Securityholders would own approximately 69.7% of the Fully Diluted Closing Arsanis Common Stock, subject to adjustment of the Exchange Ratios as set forth in the Merger Agreement.

Following the Closing, X4 Optionholders will have their X4 Options converted into options to purchase shares of Arsanis Common Stock, with the number of shares of Arsanis Common Stock subject to such option and the exercise price being appropriately adjusted to reflect the Common Stock Exchange Ratio determined in accordance with the Merger Agreement. X4 Warrantholders will have their X4 Warrants converted into warrants to purchase shares of Arsanis Common Stock, with the number of shares of Arsanis Common Stock subject to such warrants and the exercise price being appropriately adjusted to reflect the Common Stock Exchange Ratio and/or Preferred Stock Exchange Ratio, as the case may be, determined in accordance with the Merger Agreement. The initial estimate of the Exchange Ratios set forth above assumed (i) that Arsanis would have $20.0 million in net cash on the business day immediately prior to the Closing, (ii) Arsanis outstanding shares and options as of the Closing would be equal to 15,116,966 (on a pre-reverse stock split basis and excluding for this purpose certain out-of-the-money Arsanis Options) and (iii) X4 shares as of the Closing would be equal to 58,456,701 (on a fully diluted, as-converted basis).

The Exchange Ratios are calculated using a formula intended to allocate a percentage of the combined organization to existing X4 Securityholders and are subject to change based on changes in Arsanis’s net cash balance on the business day prior to the Closing and the capitalization of Arsanis or X4 immediately prior to the Closing. The provisions for calculating the Common Stock Exchange Ratio assume a pre-transaction valuation of $115.0 million for X4’s business and $50.0 million for Arsanis’s business. In the case of Arsanis, the pre-transaction valuation is subject to downward or upward adjustment to the extent Arsanis’s net cash balance as of the business day prior to the Closing is above or below $20.0 million. Arsanis currently estimates, assuming for this purpose a closing date of February 28, 2019, that (i) it will have approximately $23.9 million in net cash on the business day prior to the Closing, (ii) Arsanis outstanding shares and options as of the Closing will be equal to 15,123,802 (on a pre-reverse stock split basis and excluding for this purpose certain out-of-the-money Arsanis Options) and (iii) the X4 shares as of the Closing on a fully diluted and as-converted basis will be equal to 58,364,200. Accordingly, it is currently estimated that the Common Stock Exchange Ratio at Closing will be approximately 0.5529 and, because each share of X4 Preferred Stock is convertible into one share of X4 Common Stock, the Preferred Stock Exchange Ratio is expected to be equal to the Common Stock Exchange Ratio. Based solely on such Common Stock Exchange Ratio and Preferred Stock Exchange Ratio, at Closing: (a) X4 Securityholders as of immediately prior to the Merger will own approximately 68.1% of the Fully Diluted Closing Arsanis Common Stock, and (b) Arsanis Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of- the-money Arsanis Options and Arsanis Warrants) will own approximately 31.9% of the Fully Diluted Closing Arsanis Common Stock, in each case, subject to adjustment of the Exchange Ratios as set forth in the Merger Agreement and described herein.

For a more complete description of the Merger and the Exchange Ratios please see the section titled “The Merger Agreement” in this proxy statement/prospectus/information statement.

The Closing will occur no later than the second business day after the last of the conditions to the Merger has been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such conditions), or at such other time as Arsanis and X4 agree. Arsanis and X4 anticipate that the consummation of the Merger will occur in the first quarter of 2019. However, because the Merger is subject to a number of conditions, neither Arsanis nor X4 can predict exactly when the Closing will occur or if it will occur at all. After completion of the Merger, assuming that Arsanis receives the required stockholder approval of Proposal No.  3, Arsanis will be renamed “X4 Pharmaceuticals, Inc.”

Reasons for the Merger

Arsanis and X4 believe that the combined organization will have the following potential advantages:

•

Clinical Stage Biopharmaceutical Company Focused on Providing Medical Benefits. Following the Merger, the combined organization will be a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of novel therapeutics for the treatment of rare diseases. X4’s lead product candidate, X4P-001, has completed a Phase 2 trial in patients with Warts, Hypogammaglobulinemia, Infections, and Myelokathexis, or WHIM, syndrome. X4 plans to initiate a global Phase 3 pivotal trial of X4P-001 in patients with WHIM syndrome in the first half of 2019 and report top-line data from this trial in mid-2021. Beyond WHIM syndrome, X4 plans to initiate a Phase 1/2 trial of X4P-001 in another primary immunodeficiency, severe congenital neutropenia, and a Phase 1/2 trial of X4P-001 in Waldenström macroglobulinemia in the first half of 2019, with data expected from each trial in the first half of 2020. In addition, the combined organization is expected to leverage Arsanis’s established laboratory capabilities at its facility in Vienna, Austria.

•	Management Team. It is expected that the combined organization will be led by the experienced senior management from X4 and a board of directors with representation from each of Arsanis and X4.

•

Potential Access to Capital. In addition to the combined organization’s expected net cash position following the closing of the Merger, it is expected that the combined organization will be able to take advantage of the potential benefits resulting from the combination of the Arsanis public company structure with the X4 business to raise additional capital necessary to fund the operation of the combined organization and to implement its near-term business plans.

Each of the boards of directors of Arsanis and X4 also considered other reasons for the Merger, as described herein. For example, the Arsanis Board of Directors considered, among other things:

•

the process undertaken by the Arsanis Board of Directors through Leerink Partners in connection with pursuing a strategic transaction and the terms and conditions of all the transactions that had been proposed, including that the equity value assigned to Arsanis in the Merger with X4 was as favorable as any other proposal received;

•

the Arsanis Board of Directors’ consideration of the valuation and business prospects of all the potential strategic transaction candidates. After considering the comprehensive diligence review that Arsanis management had completed of eight other prospective transaction candidates, the Arsanis Board of Directors concluded that the transaction with X4 would create a publicly traded company with the highest likelihood for creating increased value for the Arsanis Stockholders of any of the proposals that the board had received;

•	that X4’s portfolio of CXCR4 antagonists focused on rare diseases may provide new medical benefits for patients and returns for investors;

•

that the combined organization is expected to possess the ability to obtain sufficient financial resources to allow the management team to focus on the continued development and anticipated commercialization of X4’s product candidates for rare diseases, and in particular on X4P-001, X4’s lead product candidate expected to enter a Phase 3 clinical trial in WHIM syndrome in the first half of 2019; and

•

that given the ownership position of the Arsanis Stockholders following the transaction, the Merger would provide existing Arsanis Stockholders a significant opportunity to participate in the potential growth of the combined organization following the Merger.

In addition, the X4 Board of Directors approved the Merger based on a number of factors, including the following:

•

the process undertaken by the X4 Board of Directors and management to ascertain actionable alternatives, including partnering transactions and including possibly the sale of the company and whether this was an appropriate juncture, in light of the progress achieved and additional challenges faced by X4, to undertake such a process;

•

the possible alternatives to the Merger, the range of possible benefits to the X4 Stockholders of such alternatives and the timing and the likelihood of accomplishing the goal of any of such alternatives;

•	the financial condition, historical results of operations and business and strategic objectives of X4, as well as the risks involved in achieving those objectives;

•

the amount and form of consideration to be received by the X4 Stockholders in the Merger pursuant to the Merger Agreement taking into account the relative interests of the various classes of stock of X4 and the contractual rights afforded to holders of the X4 Preferred Stock (including as to whether any alternatives to the Merger would reasonably likely be achievable and derive more value across such classes of stock);

•	the expectation that the Merger will be treated as a tax-deferred reorganization for U.S. federal income tax purposes; and

•

the proposed timing of the interim period between the signing of the Merger Agreement and the expected Closing and whether it is advisable to proceed given current economic, industry and market conditions.

Opinion of the Arsanis Financial Advisor as of November 26, 2018 (see page 160)

Arsanis retained Leerink Partners as its financial advisor in connection with the Merger and the other transactions contemplated by the Merger Agreement. In connection with this engagement, Arsanis requested that Leerink Partners evaluate the fairness, from a financial point of view, to Arsanis of the Common Stock Exchange Ratio proposed to be paid by Arsanis pursuant to the terms of the Merger Agreement. On November 26, 2018, Leerink Partners rendered to the Arsanis Board of Directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated November 26, 2018, that, as of such date and based upon and subject to the assumptions made and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Common Stock Exchange Ratio to be paid by Arsanis pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Arsanis.

The full text of the Leerink Partners written opinion, dated November 26, 2018, which describes the assumptions made and limitations upon the review undertaken by Leerink Partners in preparing its opinion, is attached to this proxy statement/prospectus/information statement as Annex B and is incorporated by reference in its entirety into this proxy statement/prospectus/information statement. Leerink Partners’ financial advisory services and opinion were provided for the information and assistance of the Arsanis Board of Directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Merger and the other transactions contemplated by the Merger Agreement and the Leerink Partners opinion addressed only the fairness, from a financial point of view, as of the date thereof, to Arsanis of the Common Stock Exchange Ratio to be paid by Arsanis pursuant to the terms of the Merger Agreement. The Leerink Partners opinion did not address any other term or aspect of the Merger Agreement or the transactions contemplated thereby and does not constitute a recommendation to any stockholder of Arsanis as to whether or how such holder should vote with respect to the Merger or otherwise act with respect to the Merger and the other transactions contemplated by the Merger Agreement or any other matter.

Overview of the Merger Agreement

Merger Consideration (see page 200)

At the Effective Time, each outstanding share of X4 Common Stock and X4 Preferred Stock will be converted into the right to receive a number of shares of Arsanis Common Stock equal to the Common Stock Exchange Ratio and the Preferred Stock Exchange Ratio, respectively.

The Merger Agreement does not provide for an adjustment to the total number of shares of Arsanis Common Stock that X4 Stockholders will be entitled to receive for changes in the market price of Arsanis Common Stock. Accordingly, the market value of the shares of Arsanis Common Stock issued pursuant to the Merger will depend on the market value of the shares of Arsanis Common Stock at the time the Merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

Treatment of X4 Options (see page 201)

Pursuant to the Merger Agreement, at the Effective Time, each X4 Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be assumed by Arsanis and will become an option to purchase solely that number of shares of Arsanis Common Stock equal to the product obtained by multiplying (i) the number of shares of X4 Common Stock that were subject to such X4 Option immediately prior to the Effective Time by (ii) the Common Stock Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Arsanis Common Stock. The per share exercise price for Arsanis Common Stock issuable upon exercise of each X4 Option assumed by Arsanis shall be determined by dividing (a) the per share exercise price of X4 Common Stock subject to such X4 Option, as in effect immediately prior to the Effective Time, by (b) the Common Stock Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any X4 Option assumed by Arsanis will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such X4 Option shall otherwise remain unchanged. The assumed X4 Options will continue to be governed by the stock option plan or other stock or equity-related plan of X4 (all such plans, collectively, the “X4 Plan”) under which the options were granted. At the Effective Time, Arsanis will assume the X4 Plan such that stock options and other equity-based awards may be issued with respect to the shares available for grant thereunder as of immediately prior to the Effective Time (subject to appropriate adjustment for the Common Stock Exchange Ratio) in respect of Arsanis Common Stock. Such equity-based awards may be issued under the X4 Plan or an Arsanis stock plan.

Treatment of X4 Warrants (see page 201)

Pursuant to the Merger Agreement, at the Effective Time, each X4 Warrant that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into and become a warrant to purchase (and Arsanis will assume each such X4 Warrant in accordance with its terms) solely that number of shares of Arsanis Common Stock equal to the product obtained by multiplying (i) the number of shares of X4 Common Stock or X4 Preferred Stock, as the case may be, that were subject to such X4 Warrant immediately prior to the Effective Time by (ii) the Common Stock Exchange Ratio or Preferred Stock Exchange Ratio, as the case may be, and rounding the resulting number down to the nearest whole number of shares of Arsanis Common Stock. The per share exercise price for Arsanis Common Stock issuable upon exercise of each X4 Warrant assumed by Arsanis shall be determined by dividing (a) the per share exercise price of X4 Common

Stock or X4 Preferred Stock, as the case may be, subject to such X4 Warrant, as in effect immediately prior to the Effective Time, by (b) the Common Stock Exchange Ratio or Preferred Stock Exchange Ratio, as the case may be, and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any X4 Warrant assumed by Arsanis will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such X4 Warrant shall otherwise remain unchanged.

Treatment of Arsanis Options, Arsanis Warrants and Restricted Arsanis Common Stock (see page 201)

Each option and warrant to purchase shares of Arsanis Common Stock that is outstanding immediately prior to the Effective Time, whether vested or unvested, will survive the Closing and remain outstanding in accordance with its terms. The number of shares of Arsanis Common Stock underlying such options and warrants and the exercise prices for such options and warrants will be appropriately adjusted to reflect the proposed Reverse Stock Split. Certain of the Arsanis stock options will become vested in full upon the Closing. The outstanding shares of restricted Arsanis Common Stock will become vested in full upon the Closing, with the number of such shares of restricted Arsanis Common Stock being appropriately adjusted to reflect the proposed Reverse Stock Split.

Conditions to Completion of the Merger (see page 215)

To consummate the Merger, Arsanis Stockholders must approve the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of shares of Arsanis Common Stock to X4 Stockholders in the Merger. Additionally, X4 Stockholders must adopt the Merger Agreement thereby approving the Merger and the other transactions contemplated by the Merger Agreement. In addition to obtaining such stockholder approvals and obtaining appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

No Solicitation (see page 209)

Each of Arsanis and X4 have agreed that, except as described below, each of X4, Arsanis and their respective subsidiaries shall not, and each of X4 and Arsanis shall use reasonable best efforts to cause their respective directors, officers, members, employees, agents, attorneys, consultants, contractors, accountants, financial advisors and other authorized representatives not to, directly or indirectly:

•

solicit, seek or initiate or knowingly take any action to facilitate or encourage any offers, inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal (as defined in the section titled “The Merger Agreement” in this proxy statement/prospectus/information statement), or engage, participate in, or knowingly facilitate, any discussions or negotiations regarding, or furnish any nonpublic information to any person in connection with any inquiries, proposals or offers that constitute or could reasonably be expected to lead to, an Acquisition Proposal;

•

enter into, continue or otherwise participate or engage in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any person any non-public information or afford any person other than Arsanis or X4, as applicable, access to such party’s property, books or records (except pursuant to a request by a governmental entity) in connection with any offers, inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

•	take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by an Acquisition Proposal; or

•	publicly propose to do any of the foregoing.

However, prior to the approval of the proposals relating to the Merger set forth in this proxy statement/prospectus/information statement at the Special Meeting of the Arsanis Stockholders or by written consent of X4

Stockholders (unless, in either case, the Merger Agreement is earlier terminated), as the case may be, subject to compliance with certain obligations set forth in the Merger Agreement, either Arsanis or X4 may furnish nonpublic information to and engage in discussions or negotiations with any third party that makes an unsolicited bona fide written competing proposal (as described in the Merger Agreement) that its board of directors in good faith, after consultation with its outside legal counsel and financial advisors, has determined constitutes or could reasonably be expected to lead to a superior competing proposal, only if:

•

such party receives from such third party an executed confidentiality agreement the terms of which are not less restrictive to the third party than those contained in the confidentiality agreement between Arsanis and X4;

•	such party has not materially breached the no solicitation provisions of the Merger Agreement; and

•

the board of directors of Arsanis or X4, as the case may be, determines that taking such actions would be required to prevent a breach of the fiduciary duties of the board of directors under applicable laws.

Termination (see page 218)

Either Arsanis or X4 can terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated.

Termination Fee (see page 220)

The Merger Agreement contains certain termination rights for both Arsanis and X4. Upon termination of the Merger Agreement under specified circumstances, Arsanis may be required to pay X4 a termination fee of $600,000 or reimburse X4’s expenses up to a maximum of $175,000. Upon termination of the Merger Agreement under specified circumstances, X4 may be required to pay Arsanis a termination fee of $600,000 or reimburse Arsanis’s expenses up to a maximum of $175,000.

Support Agreements (see page 222)

Certain X4 Stockholders are party to support agreements with Arsanis and X4 pursuant to which, among other things, each of these stockholders agreed, solely in his, her or its capacity as an X4 Stockholder, to vote all of his, her or its shares of X4 Capital Stock in favor of the adoption of the Merger Agreement and the approval of the Merger and against any Acquisition Proposal. Following the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part, X4 has agreed to solicit from the X4 Stockholders, and the X4 Stockholders who are party to the support agreements have agreed to execute, written consents providing for adoption of the Merger Agreement and the approval of the Merger. The support agreements place restrictions on the transfer of the shares of Arsanis and X4 Capital Stock held by the respective signatories until the earlier of (i) the termination of the Merger Agreement pursuant to the terms thereof and (ii) the date which is 180 calendar days following the Closing. The support agreements also include covenants prohibiting solicitation of competing proposals. As of December 31, 2018, the X4 Stockholders that are party to support agreements with Arsanis owned approximately 11% of the outstanding shares of X4 Capital Stock on an as converted to X4 Common Stock basis.

Certain Arsanis Stockholders are party to support agreements with X4 pursuant to which, among other things, each of these stockholders agreed, solely in his, her or its capacity as an Arsanis Stockholder, to vote all of his, her or its shares of Arsanis Common Stock in favor of issuance of shares of Arsanis Common Stock in connection with the Merger and approval of the Merger Agreement. The support agreements place restrictions on the transfer of the shares of Arsanis capital stock held by the respective signatories until the earlier of (i) the termination of the Merger Agreement pursuant to the terms thereof and (ii) the date which is 180 calendar days following the Closing. The support agreements also include covenants prohibiting solicitation of competing proposals. As of December 31, 2018, Arsanis Stockholders that are party to support agreements beneficially owned in the aggregate approximately 48% of the outstanding shares of Arsanis Common Stock.

The support agreements are discussed in greater detail in the section titled “Agreements Related to the Merger—Support Agreements” in this proxy statement/prospectus/information statement.

Management Following the Merger (see page 359)

Effective as of the Effective Time of the Merger, Arsanis’s officers are expected to include:

Name	Title
Paula Ragan, Ph.D.	President and Chief Executive Officer
Adam S. Mostafa	Chief Financial Officer

Interests of Certain Directors, Officers and Affiliates of Arsanis and X4 (see pages 170 and 184)

In considering the recommendation of the Arsanis Board of Directors with respect to issuing shares of Arsanis Common Stock pursuant to the Merger Agreement and the other matters to be acted upon by Arsanis Stockholders at the Special Meeting, Arsanis Stockholders should be aware that certain members of the Arsanis Board of Directors and executive officers of Arsanis have interests in the Merger that may be different from, or in addition to, interests they have as Arsanis Stockholders. For example, Arsanis has entered into certain employment agreements with its current executive officers that may result in the receipt by such executive officers of cash severance payments and other benefits with a total value of approximately $3.2 million (collectively, not individually, and excluding the value of any accelerated vesting of Arsanis equity awards) and the accelerated vesting of Arsanis equity awards held by those officers, based on data available as of December 31, 2018 and assuming a covered termination of employment of each executive officer’s employment as of such date.

As of December 31, 2018, the current directors and executive officers of Arsanis beneficially owned, in the aggregate, approximately 51.5% of the outstanding shares of Arsanis Common Stock. Certain funds affiliated with Arsanis’s directors and one director have entered into support agreements in connection with the Merger. The support agreements are discussed in greater detail in the section titled “Agreements Related to the Merger—Support Agreements” in this proxy statement/prospectus/information statement.

In considering the recommendation of the X4 Board of Directors with respect to approving the Merger and related transactions, X4 Stockholders should be aware that certain members of the X4 Board of Directors and certain executive officers of X4 have interests in the Merger that may be different from, or in addition to, interests they have as X4 Stockholders. For example, X4’s executive officers have options, subject to vesting, to purchase shares of X4 Common Stock, which will convert into options to purchase a number of shares of Arsanis Common Stock determined by the Common Stock Exchange Ratio, rounding any resulting fractional shares down to the nearest whole share; certain of X4’s directors and executive officers are expected to become directors and executive officers of the combined organization upon the Closing; and all of X4’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement. For more information, please see the section titled “The Merger—Interests of the X4 Directors and Executive Officers in the Merger.”

Material U.S. Federal Income Tax Consequences of the Merger (see page 193)

As discussed in detail in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” in this proxy statement/prospectus/information statement, Arsanis and X4 intend the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In general, and subject to the qualifications and limitations set forth in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” in this proxy statement/prospectus/information statement, if the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the material tax consequences to a U.S. holder of X4 Capital Stock should be as follows:

•

a U.S. holder of X4 Capital Stock will not recognize gain or loss upon the exchange of X4 Capital Stock for Arsanis Common Stock pursuant to the Merger, except to the extent of cash received in lieu of a fractional share of Arsanis Common Stock as described below;

•

a U.S. holder of X4 Capital Stock who receives cash in lieu of a fractional share of Arsanis Common Stock in the Merger will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in lieu of a fractional share and the stockholder’s tax basis allocable to the fractional share;

•

a U.S. holder of X4 Capital Stock’s aggregate tax basis for the shares of Arsanis Common Stock received in the Merger will equal the stockholder’s aggregate tax basis in the shares of X4 Capital Stock surrendered in the Merger reduced by the amount of basis allocable to any fractional shares of Arsanis Common Stock; and

•

the holding period of the shares of Arsanis Common Stock received by a U.S. holder of X4 Capital Stock in the Merger will include the holding period of the shares of X4 Capital Stock surrendered in exchange therefor.

If the Merger is not treated as a “reorganization” within the meaning of Section 368(a) of the Code, then each U.S. holder of X4 Capital Stock generally will be treated as exchanging its shares of X4 Capital Stock in a fully taxable transaction in exchange for shares of Arsanis Common Stock. U.S. holders of X4 Capital Stock will generally recognize capital gain or loss in such exchange equal to the amount that such holder’s adjusted tax basis in the shares of X4 Capital Stock surrendered is less or more than the fair market value of the shares of Arsanis Common Stock (and cash in lieu of a fractional share) received in exchange therefor. Determining the actual tax consequences of the Merger to you may be complex and will depend on the facts of your own situation. You should consult your tax advisors to fully understand the tax consequences to you of the Merger, including estate, gift, state, local, other U.S. federal and non-U.S. tax consequences of the Merger.

Risk Factors (see page 32)

Both Arsanis and X4 are subject to various risks associated with their businesses and their industries. In addition, the Merger poses a number of risks to each company and its respective stockholders, including the possibility that the Merger may not be completed and the following risks:

•

the Common Stock Exchange Ratio and Preferred Stock Exchange Ratio are not adjustable based on the market price of Arsanis Common Stock, so the merger consideration at Closing may have a greater or lesser value than the market price at the time the Merger Agreement was signed;

•

Arsanis’s net cash may be less than $20.0 million at the Closing, which would result in Arsanis Stockholders owning a smaller percentage of the combined organization and could even result in the termination of the Merger Agreement;

•

failure to complete the Merger may result in Arsanis or X4 or both companies paying a termination fee or expenses to the other company, which could harm the per share price of Arsanis Common Stock and future business and operations of each company;

•	the Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes and other causes;

•

some Arsanis and X4 officers and directors have interests in the Merger that are different from those considered by stockholders of Arsanis and X4, which may influence such officers and directors to support or approve the Merger without regard to stockholder interests;

•	the market price of Arsanis Common Stock following the Merger may decline as a result of the Merger;

•	Arsanis Stockholders and X4 Stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger;

•

Arsanis Stockholders and X4 Stockholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined organization following the completion of the Merger as compared to their current ownership and voting interests in the respective companies;

•

during the pendency of the Merger, Arsanis and X4 may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses;

•

certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement;

•

because the lack of a public market for X4 Capital Stock makes it difficult to evaluate the value of X4 Capital Stock, the X4 Stockholders may receive shares of Arsanis Common Stock in the Merger that have a value that is less than, or greater than, the fair market value of X4 Capital Stock;

•	if the conditions to the Merger are not met, the Merger will not occur;

•

if, prior to the Merger, Arsanis and Arsanis Biosciences GmbH, or Arsanis GmbH, are not able to satisfactorily resolve the demands made by Österreichische Forschungsförderungsgesellschaft mbH, or FFG, that they make immediate repayment of all subsidies received from FFG, the combined organization may be required to make such repayment, which could materially adversely impact the financial condition of the combined organization and its ability to run its business;

•	the Merger may fail to qualify as a “reorganization” for U.S. federal income tax purposes, resulting in recognition of taxable gain or loss by X4 Stockholders in respect of their X4 Capital Stock; and

•

the combined organization may become involved in securities class action litigation that could divert management’s attention and harm the combined organization’s business and insurance coverage may not be sufficient to cover all costs and damages.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” in this proxy statement/prospectus/information statement. Arsanis and X4 both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 193)

In the United States, Arsanis must comply with applicable federal and state securities laws and the rules and regulations of the Nasdaq Stock Market LLC (“Nasdaq”) in connection with the issuance of shares of Arsanis Common Stock and the filing of this proxy statement/prospectus/information statement with the SEC.

Nasdaq Global Market Listing (see page 195)

Arsanis has filed an initial listing application with the Nasdaq Global Market pursuant to Nasdaq’s rules for companies conducting a business combination that results in a change of control. If such application is accepted, Arsanis anticipates that shares of Arsanis Common Stock will be listed on the Nasdaq Global Market following the Closing under Arsanis’s new name, “X4 Pharmaceuticals, Inc.,” with the trading symbol “XFOR.”

Anticipated Accounting Treatment (see page 196)

Because X4 has been determined to be the accounting acquirer in the Merger, but not the legal acquirer, the Merger will be treated by X4 as a reverse acquisition under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”). For accounting purposes, X4 is considered to be acquiring Arsanis in the Merger.

As a result, upon consummation of the Merger, (1) the historical financial statements of X4 will become the historical financial statements of the combined organization and (2) X4 will record the business combination in its financial statements and will apply the acquisition method to account for the acquired assets and assumed liabilities of Arsanis as of the closing date of the transaction. Applying the acquisition method includes recording the identifiable assets acquired and liabilities assumed at their fair values, and recording goodwill for the excess of the purchase price over the aggregate fair value of the identifiable assets acquired and liabilities assumed.

Appraisal Rights and Dissenters’ Rights (see page 196)

Holders of shares of Arsanis Common Stock are not entitled to appraisal rights in connection with the Merger. X4 Stockholders are entitled to appraisal rights in connection with the Merger under Delaware law. For more information about such rights, see the provisions of Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) attached hereto as Annex C, and the section titled “The Merger—Appraisal Rights and Dissenters’ Rights” in this proxy statement/prospectus/information statement. For more information about the Special Meeting, see the section titled “The Special Meeting of Arsanis Stockholders” in this proxy statement/prospectus/information statement.

Comparison of Rights of Holders of Arsanis Stock and X4 Stock (see page 395)

Both Arsanis and X4 are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the Merger is completed, X4 Stockholders will become Arsanis Stockholders, and their rights will be governed by the DGCL and the restated certificate of incorporation and amended and restated bylaws of Arsanis. The rights of Arsanis Stockholders contained in the restated certificate of incorporation and amended and restated bylaws of Arsanis differ from the rights of X4 Stockholders under the amended and restated certificate of incorporation and bylaws of X4, as more fully described under the section titled “Comparison of Rights of Holders of Arsanis Stock and X4 Stock” in this proxy statement/prospectus/information statement.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following tables present summary historical financial data for Arsanis and X4, summary unaudited pro forma combined financial data for Arsanis and X4, and comparative historical and unaudited pro forma per share data for Arsanis and X4. The following information does not give effect to the proposed Reverse Stock Split or the Potential Financing.

Selected Historical Consolidated Financial Data of Arsanis

The following tables summarize Arsanis’s consolidated financial data. The consolidated statement of operations data for the years ended December 31, 2017, 2016 and 2015 and the consolidated balance sheet data as of December 31, 2017 and 2016 have been derived from Arsanis’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement. The consolidated statement of operations data for the nine months ended September 30, 2018 and 2017 and the consolidated balance sheet data as of September 30, 2018 have been derived from Arsanis’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement. The unaudited condensed consolidated financial statements of Arsanis have been prepared on the same basis as the audited consolidated financial statements of Arsanis. In the opinion of Arsanis’s management, the unaudited condensed consolidated interim financial data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. You should read the following selected consolidated financial data together with “Arsanis Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Arsanis’s consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus/information statement. Arsanis’s historical results are not necessarily indicative of results that should be expected in any future period.

	Year Ended December 31,			Nine Months Ended September 30,
	2017	2016	2015	2018	2017
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$28,128	$17,831	$12,706	$26,635	$18,898
General and administrative	8,005	6,515	2,119	9,778	5,629

Total operating expenses	36,133	24,346	14,825	36,413	24,527

Loss from operations	(36,133)	(24,346)	(14,825)	(36,413)	(24,527)

Other income (expense):
Grant and incentive income	3,868	2,390	2,155	2,977	3,180
Interest expense	(2,079)	(2,515)	(472)	(785)	(1,806)
Interest income	214	—	—	637	90
Change in fair value of warrant liability	(31)	39	1	—	16
Change in fair value of derivative liability	762	1,388	—	—	762
Loss on extinguishment of debt	(462)	(35)	—	—	(462)
Other income (expense), net	(16)	104	(77)	(79)	57

Total other income (expense), net	2,256	1,371	1,607	2,750	1,837

Net loss	(33,877)	(22,975)	(13,218)	(33,663)	(22,690)
Accretion of redeemable convertible preferred stock to redemption value	(44)	(25)	(19)	—	(36)

Net loss attributable to common stockholders	$(33,921)	$(23,000)	$(13,237)	$(33,663)	$(22,726)

Net loss per share attributable to common stockholders—basic and diluted	$(16.45)	$(44.79)	$(26.02)	$(2.35)	$(44.22)

Weighted average common shares outstanding—basic and diluted	2,061,845	513,527	508,659	14,304,721	513,900

	December 31,		September 30, 2018
	2017	2016
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$76,793	$3,035	$40,753
Restricted cash	355	394	594
Working capital (deficit)(1)	68,850	(6,344)	36,081
Total assets	81,254	7,604	45,901
Loans payable, including current portion, net of discount	12,236	12,426	10,735
Redeemable convertible preferred stock classified outside of stockholders’ equity (deficit)	—	39,838	—
Total stockholders’ equity (deficit)	58,707	(56,562)	27,897

(1)	Working capital (deficit) is defined as current assets less current liabilities.

Selected Historical Consolidated Financial Data of X4

The following tables summarize X4’s consolidated financial data. The consolidated statement of operations data for the years ended December 31, 2017 and 2016 and the consolidated balance sheet data as of December 31, 2017 and 2016 have been derived from X4’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement. The consolidated statement of operations data for the nine months ended September 30, 2018 and 2017 and the consolidated balance sheet data as of September 30, 2018 have been derived from X4’s unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement. The unaudited consolidated financial statements of X4 have been prepared on the same basis as the audited consolidated financial statements of X4. In the opinion of X4’s management, the unaudited consolidated interim financial data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. You should read the following selected consolidated financial data together with “X4 Management’s Discussion and Analysis of Financial Condition and Results of Operations” and X4’s consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus/information statement. X4’s historical results are not necessarily indicative of results that should be expected in any future period.

	Year Ended December 31,		Nine Months Ended September 30,
	2017	2016	2018	2017
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$17,066	$13,098	$15,657	$13,316
General and administrative	5,181	4,789	5,374	3,931

Total operating expenses	22,247	17,887	21,031	17,247

Loss from operations	(22,247)	(17,887)	(21,031)	(17,247)

Other income (expense):
Interest income	64	27	187	40
Interest expense	(490)	(53)	(484)	(301)
Change in fair value of preferred stock warrant liability	1,360	48	(264)	1,292
Change in fair value of derivative liability	(94)	—	(411)	(79)
Loss on preferred stock repurchase liability	(587)	—	—	—

Total other income (expense), net	253	22	(972)	952

Net loss	(21,994)	(17,865)	(22,003)	(16,295)
Accruing dividends on Series A convertible preferred stock	(3,000)	(3,008)	(2,244)	(2,244)
Adjustment to accumulated deficit in connection with repurchase of Series Seed convertible preferred stock	—	—	(22)	—

Net loss attributable to common stockholders	$(24,994)	$(20,873)	$(24,269)	$(18,539)

Net loss per share attributable to common stockholders—basic and diluted	$(5.19)	$(4.38)	$(5.03)	$(3.85)

Weighted average common shares outstanding—basic and diluted	4,818,327	4,765,234	4,825,802	4,818,110

	December 31,		September 30, 2018
	2017	2016
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$26,684	$15,160	$9,840
Restricted cash	364	155	364
Working capital(1)	22,632	13,640	5,165
Total assets	28,876	17,348	11,324
Long-term debt, including accretion and current portion	6,048	—	4,628
Convertible preferred stock classified outside of stockholders’ deficit	60,903	34,307	64,675
Redeemable common stock classified outside of stockholders’ deficit	734	734	734
Total stockholders’ deficit	(44,545)	(23,052)	(66,092)

(1)	Working capital is defined as current assets less current liabilities.

Selected Unaudited Pro Forma Combined Financial Data of Arsanis and X4

The following selected unaudited pro forma combined financial data presents the pro forma financial position and results of operations of the combined organization based on the historical consolidated financial statements of Arsanis and X4, after giving effect to the Merger. The unaudited pro forma combined balance sheet data as of September 30, 2018 gives effect to the Merger as if it took place on September 30, 2018. The unaudited pro forma combined statement of operations data for the year ended December 31, 2017 and the nine months ended September 30, 2018 gives effect to the Merger as if it took place on January 1, 2017. In the unaudited pro forma combined financial data, the Merger has been accounted for as a business combination, with X4 being the accounting acquirer.

The allocation of purchase consideration reflected in the unaudited pro forma combined financial data is preliminary and will be adjusted based on the fair value of purchase consideration on the closing date of the Merger and upon completion of the final valuations of the fair value of the assets acquired and liabilities assumed of Arsanis on the closing date of the Merger. Although X4 management believes that the fair values assigned to the assets to be acquired and liabilities to be assumed reflected in the unaudited pro forma combined financial data are based on reasonable estimates and assumptions using currently available data, the results of the final allocation could be materially different from the preliminary allocation.

The unaudited pro forma combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X. Accordingly, the historical consolidated financial data of Arsanis and X4 has been adjusted to give pro forma effect to events that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the unaudited pro forma combined statements of operations, expected to have a continuing impact on the combined results of operations of the combined organization. In addition, the pro forma adjustments reflecting the completion of the Merger are based upon the application of the acquisition method of accounting in accordance with GAAP and upon the assumptions set forth in the unaudited pro forma combined financial statements included elsewhere in this proxy statement/prospectus/information statement.

The unaudited pro forma combined financial data is presented for illustrative purposes only and is not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been combined during the periods presented.

The following selected unaudited pro forma combined financial data have been derived from and should be read in conjunction with the section titled “Unaudited Pro Forma Combined Financial Statements” in this proxy statement/prospectus/information statement, Arsanis’s consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus/information statement, X4’s consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus/information statement, the sections of this proxy statement/prospectus/information statement titled “Arsanis Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “X4 Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the other information contained in this proxy statement/prospectus/information statement.

	Pro Forma
	Year Ended December 31, 2017	Nine Months Ended September 30, 2018
	(in thousands, except share and per share data)
Combined Statement of Operations Data:
Operating expenses:
Research and development	$45,194	$42,292
General and administrative	13,186	15,152

Total operating expenses	58,380	57,444

Loss from operations	(58,380)	(57,444)

Other income (expense):
Grant and incentive income	3,868	2,977
Interest income	278	824
Interest expense	(2,552)	(1,256)
Change in fair value of preferred stock warrant liability	(31)	—
Change in fair value of derivative liability	762	—
Loss on extinguishment of debt	(462)	—
Other income (expense), net	(16)	(79)

Total other income (expense), net	1,847	2,466

Net loss	(56,533)	(54,978)
Accretion of redeemable convertible preferred stock to redemption value	(44)	—

Net loss attributable to common stockholders	$(56,577)	$(54,978)

Net loss per share attributable to common stockholders—basic and diluted	$(3.10)	$(1.46)

Weighted average common shares outstanding—basic and diluted	18,259,163	37,778,793

Pro Forma As of September 30, 2018
(in thousands)
Combined Balance Sheet Data:
Cash and cash equivalents	$50,593
Restricted cash	958
Working capital(1)	29,695
Total assets	76,474
Loans payable, including current portion	15,436
Total stockholders’ equity	36,520

(1)	Working capital is defined as current assets less current liabilities.

Comparative Historical and Unaudited Pro Forma Per Share Data

The information below reflects the historical per share information for Arsanis and X4 and the unaudited pro forma per share information of the combined organization as if Arsanis and X4 had been combined as of or for the periods presented.

The pro forma amounts in the tables below have been derived from the unaudited pro forma combined financial information included in the section titled “Unaudited Pro Forma Combined Financial Statements” of this proxy statement/prospectus/information statement. The pro forma amounts are presented for illustrative purposes only and are not necessarily indicative of what the financial position, results of operations or per share information of the combined organization would have been had Arsanis and X4 been combined as of or for the periods presented.

You should read the tables below in conjunction with the consolidated financial statements and the related notes of Arsanis included elsewhere in this proxy statement/prospectus/information statement and the consolidated financial statements and the related notes of X4 included elsewhere in this proxy statement/prospectus/information statement.

	As of or for the Year Ended December 31, 2017	As of or for the Nine Months Ended September 30, 2018
Arsanis
Book value per share—historical(1)	$4.11	$1.95
Basic and diluted net loss per share—historical	$(16.45)	$(2.35)
Cash dividends declared per share—historical	$—	$—

X4
Book value per share—historical(1)	$(9.24)	$(13.68)
Basic and diluted net loss per share—historical	$(5.19)	$(5.03)
Cash dividends declared per share—historical	$—	$—

Unaudited Pro Forma Combined
Book value per share—pro forma(2)	N/A	$0.93
Basic and diluted net loss per share—pro forma	$(3.10)	$(1.46)
Cash dividends declared per share—pro forma	$—	$—

X4 Unaudited Pro Forma Equivalent Data per Share(3)
Book value per share—pro forma	N/A	$0.51
Basic and diluted net loss per share—pro forma	$(1.71)	$(0.80)
Cash dividends declared per share—pro forma	$—	$—

(1)	Historical book value per share is calculated by taking total stockholders’ equity divided by total outstanding common shares.
(2)	Combined pro forma book value per share is calculated by taking pro forma combined total stockholders’ equity divided by pro forma combined total outstanding common shares.
(3)	X4 Unaudited Pro Forma Equivalent Data per share is calculated by applying the assumed Common Stock Exchange Ratio of 0.5529 to the unaudited pro forma combined per share data.

MARKET PRICE AND DIVIDEND INFORMATION

The Arsanis Common Stock is currently listed on the Nasdaq Global Market under the symbol “ASNS.” The following table presents the range of high and low per share sales prices for the Arsanis Common Stock as reported on the Nasdaq Global Market for each of the periods set forth below. X4 is a private company and the X4 Common Stock and X4 Preferred Stock are not publicly traded. These per share sales prices do not give effect to the proposed Reverse Stock Split.

Arsanis Common Stock

	High	Low
Year Ended December 31, 2017
Fourth Quarter (from November 16, 2017)	$19.73	$10.40

Year Ended December 31, 2018
First Quarter	$28.69	$11.37
Second Quarter	$26.58	$3.55
Third Quarter	$4.19	$1.56
Fourth Quarter	$4.91	$1.15

Year Ending December 31, 2019
First Quarter (through February 11, 2019)	$3.93	$2.31

The closing price of the Arsanis Common Stock on February 11, 2019, as reported on the Nasdaq Global Market, was $2.61 per share.

Because the market price of the Arsanis Common Stock is subject to fluctuation, the market value of the shares of the Arsanis Common Stock that X4 Stockholders will be entitled to receive in the Merger may increase or decrease.

Assuming approval of Proposal Nos. 1, 2, 3 and 4 and successful application for initial listing with the Nasdaq Global Market, following the consummation of the Merger, the Arsanis Common Stock will trade on the Nasdaq Global Market under Arsanis’s new name, “X4 Pharmaceuticals, Inc.,” and new trading symbol “XFOR.”

As of January 11, 2019, the Record Date for the Special Meeting, there were approximately 45 holders of record of the Arsanis Common Stock. As of January 31, 2019, X4 had 16 holders of record of X4 Common Stock and 377 holders of record of X4 Preferred Stock. For detailed information regarding the beneficial ownership of certain Arsanis Stockholders upon consummation of the Merger, see the section titled “Principal Stockholders of the Combined Organization” in this proxy statement/prospectus/information statement.

Dividends

Arsanis has never declared or paid any cash dividends on the Arsanis Common Stock and does not anticipate paying cash dividends on the Arsanis Common Stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the combined organization’s then-current board of directors and will depend upon a number of factors, including the combined organization’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant. X4 has never paid or declared any cash dividends on the X4 Capital Stock. If the Merger does not occur, X4 does not anticipate paying any cash dividends on the X4 Capital Stock in the foreseeable future, and X4 intends to retain all available funds and any future earnings to fund the development and expansion of its business. In addition, X4 is prohibited from declaring or paying any cash dividends under its existing loan and security agreement with Hercules Capital, Inc. Any future determination to pay dividends will be at the discretion of the X4 Board of Directors and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, and restrictions imposed by applicable laws and other factors the X4 Board of Directors deems relevant.

RISK FACTORS

The combined organization will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus/information statement, you should carefully consider the material risks described below and those described in the section of this proxy statement/prospectus/information statement titled “Cautionary Statement Concerning Forward-Looking Statements” before deciding how to vote your shares of stock. You should also read and consider the other information in this proxy statement/prospectus/information statement. Please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

Risks Related to the Merger

The Common Stock Exchange Ratio and Preferred Stock Exchange Ratio are not adjustable based on the market price of Arsanis Common Stock, so the merger consideration at Closing may have a greater or lesser value than the market price at the time the Merger Agreement was signed.

The Merger Agreement has set the Common Stock Exchange Ratio and Preferred Stock Exchange Ratio formula for X4 Capital Stock, and the Exchange Ratios are adjustable upward or downward based on Arsanis’s net cash a business day prior to the Closing, changes in the outstanding X4 Capital Stock, X4 Options and X4 Warrants and changes in the outstanding Arsanis Common Stock and Arsanis Options, including in connection with the proposed Reverse Stock Split as described in the section titled “The Merger—Merger Consideration and Adjustment” in this proxy statement/prospectus/information statement. Any changes in the market price of Arsanis Common Stock before the completion of the Merger will not affect the number of shares that X4 Stockholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the Merger, the market price of Arsanis Common Stock declines from the market price on the date of the Merger Agreement, then X4 Stockholders could receive merger consideration with substantially lower value. Similarly, if before the completion of the Merger, the market price of Arsanis Common Stock increases from the market price on the date of the Merger Agreement, then X4 Stockholders could receive merger consideration with substantially more value for their shares of X4 Capital Stock than the parties had foreseen in the establishment of the Common Stock Exchange Ratio and Preferred Stock Exchange Ratio. The Merger Agreement does not include a price-based termination right. Because the Common Stock Exchange Ratio and Preferred Stock Exchange Ratio do not adjust as a result of changes in the value of Arsanis Common Stock, for each one percentage point that the market value of Arsanis Common Stock rises or declines, there is a corresponding one percentage point rise or decline, respectively, in the value of the total merger consideration issued to X4 Stockholders.

Arsanis’s net cash may be less than $20.0 million at the Closing, which would result in Arsanis Stockholders owning a smaller percentage of the combined organization and could even result in the termination of the Merger Agreement.

For purposes of the Merger Agreement, net cash is subject to certain reductions, including, without limitation, accounts payable, accrued expenses (except those related to the Merger), current liabilities payable in cash, unpaid expenses related to the Merger and certain other unpaid obligations, including outstanding lease obligations. Arsanis’s net cash balance is subject to numerous factors, many of which are outside of Arsanis’s control, including, but not limited to, the timing of the closing of the Merger and the resolution, if any, of the recent demands of FFG discussed below. In the event the amount of Arsanis’s net cash is smaller or such reductions are greater than anticipated, Arsanis Stockholders could hold a significantly smaller portion of the combined organization. Additionally, if Arsanis’s net cash balance under the Merger Agreement the business day prior to the closing date is less than $19.0 million, Arsanis would be unable to satisfy a closing condition for the Merger, and X4 could elect to terminate the Merger Agreement or waive the condition.

Failure to complete the Merger may result in Arsanis or X4 or both companies paying a termination fee or expenses to the other company, which could harm the per share price of Arsanis Common Stock and the future business and operations of each company.

If the Merger is not completed, Arsanis and X4 are subject to the following risks:

•	if the Merger Agreement is terminated under certain circumstances, Arsanis may be required to pay X4 a termination fee of $600,000 or reimburse X4’s expenses up to a maximum of $175,000;

•	if the Merger Agreement is terminated in certain specified circumstances, X4 may be required to pay Arsanis a termination fee of $600,000 or reimburse Arsanis’s expenses up to a maximum of $175,000;

•	the price of Arsanis Common Stock may decline; and

•	substantial costs related to the Merger, such as legal and accounting fees, must be paid even if the Merger is not completed.

In addition, if the Merger Agreement is terminated and the Arsanis Board of Directors or the X4 Board of Directors determines to seek another business combination, there can be no assurance that either Arsanis or X4 will be able to find a partner willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the Merger.

The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes and other causes.

In general, either Arsanis or X4 can refuse to complete the Merger if there is a material adverse change affecting the other party between the date of the Merger Agreement and the Closing. However, certain types of changes do not permit either party to refuse to complete the Merger, even if such change could be said to have a material adverse effect on the other party, including:

•	changes due to the transactions contemplated by the Merger Agreement, including the Merger, or the announcement or pendency thereof;

•

changes in prevailing economic or market conditions in the United States or any other jurisdiction in which such entity has substantial business operations (except to the extent those changes have a disproportionate effect on such party and its subsidiaries relative to the other participants in the industry or industries in which such party and its subsidiaries operate);

•

changes or events affecting the industry or industries in which such party and its subsidiaries operate generally or compete (except to the extent those changes or events have a disproportionate effect on such party and its subsidiaries relative to the other participants in the industry or industries in which such party and its subsidiaries operate);

•

changes in generally accepted accounting principles or requirements (except to the extent those changes have a disproportionate effect on such party and its subsidiaries relative to the other participants in the industry or industries in which such party and its subsidiaries operate);

•

changes in laws, rules or regulations of general applicability or interpretations thereof by any governmental authority (except to the extent those changes have a disproportionate effect on such party and its subsidiaries relative to the other participants in the industry or industries in which such party and its subsidiaries operate);

•

any natural disaster or any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located or any governmental response to any of the foregoing (except to the extent those changes or events have a disproportionate effect on such party and its subsidiaries relative to the other participants in the industry or industries in which such party and its subsidiaries operate); or

•

any failure by such party to meet any internal guidance, budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (but not the underlying cause of such failure, unless such failure would otherwise be excepted).

If adverse changes occur and Arsanis and X4 still complete the Merger, the price of Arsanis Common Stock may suffer. This in turn may reduce the value of the Merger to the Arsanis Stockholders, the X4 Stockholders or both.

Some Arsanis and X4 officers and directors have interests in the Merger that are different from those considered by stockholders of Arsanis and X4, which may influence such officers and directors to support or approve the Merger without regard to stockholder interests.

Certain officers and directors of Arsanis and X4 participate in arrangements that provide them with interests in the Merger that are different from yours, including, among others, the continued service as an officer or director of the combined organization, severance benefits, retention benefits, the acceleration of equity award vesting, continued indemnification and the potential ability to sell an increased number of shares of common stock of the combined organization in accordance with Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). For example, Arsanis has entered into certain employment, retention, and severance benefits agreements with certain of its executive officers that may result in the receipt by such executive officers of cash severance or retention payments and other benefits with a total value of approximately $3.2 million (collectively, not individually, and excluding the value of any accelerated vesting of equity awards) and the acceleration of equity awards held by those officers, including options to purchase shares of Arsanis Common Stock and Arsanis restricted stock awards, based on data available as of December 31, 2018 and assuming a covered termination of employment of each executive officer’s employment as of such date. The Closing will also result in the acceleration of vesting of a portion of the equity awards, including options to purchase approximately 445,509 shares of Arsanis Common Stock held by the Arsanis executive officers and directors and 250,000 shares of restricted Arsanis Common Stock held by Mr. Gray, whether or not there is a covered termination of such officer’s employment. For more information concerning the treatment of Arsanis options in connection with the Merger, see the section titled “The Merger Agreement—Treatment of Arsanis Options, Arsanis Warrants and Restricted Arsanis Common Stock” in this proxy statement/prospectus/information statement. In addition, certain of X4’s directors and executive officers have options, subject to vesting, to purchase shares of X4 Common Stock which, at the Closing, shall be converted into and become options to purchase shares of Arsanis Common Stock; certain of X4’s directors and executive officers are expected to become directors and executive officers of Arsanis upon the Closing; and all of X4’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement. These interests, among others, may influence the officers and directors of Arsanis and X4 to support or approve the Merger. For more information concerning the interests of Arsanis and X4 executive officers and directors, see the sections titled “The Merger—Interests of the Arsanis Directors and Executive Officers in the Merger” and “The Merger—Interests of the X4 Directors and Executive Officers in the Merger” in this proxy statement/prospectus/information statement.

The market price of Arsanis Common Stock following the Merger may decline as a result of the Merger.

The market price of Arsanis Common Stock may decline as a result of the Merger for a number of reasons if:

•	investors react negatively to the prospects of the combined organization’s business and prospects from the Merger;

•	the effect of the Merger on the combined organization’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•	the combined organization does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts.

Arsanis Stockholders and X4 Stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger.

If the combined organization is unable to realize the full strategic and financial benefits currently anticipated from the Merger, Arsanis Stockholders and X4 Stockholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined organization is able to realize only part of the strategic and financial benefits currently anticipated from the Merger.

Arsanis Stockholders and X4 Stockholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined organization following the completion of the Merger as compared to their current ownership and voting interests in the respective companies.

After the completion of the Merger, the current Arsanis Stockholders and X4 Stockholders will own a smaller percentage of the combined organization than their ownership of their respective companies prior to the Merger. As of the date of the execution of the Merger Agreement, it was estimated that as a result of the Merger and based solely on the sample Common Stock Exchange Ratio and Preferred Stock Exchange Ratio of 0.5948, current X4 Securityholders would own, or hold rights to acquire, in the aggregate approximately 69.7% of the Fully Diluted Closing Arsanis Common Stock and current Arsanis Securityholders (excluding for this purpose certain out-of-the-money Arsanis Options and Arsanis Warrants) would own in the aggregate approximately 30.3% of the Fully Diluted Closing Arsanis Common Stock and, in each case, following the Effective Time and subject to adjustment of the Exchange Ratios. The initial estimate of the Common Stock Exchange Ratio and Preferred Stock Exchange Ratio set forth above assumed (i) that Arsanis would have $20.0 million in net cash on the business day immediately prior to the Closing, (ii) Arsanis outstanding shares and options as of the Closing would be equal to 15,116,966 (on a pre-reverse stock split basis and excluding for this purpose certain out-of-the-money Arsanis Options) and (iii) X4 shares as of the Closing would be equal to 58,456,701 (on a fully diluted, as-converted basis).

The Exchange Ratios are calculated using a formula intended to allocate a percentage of the combined organization to existing X4 Securityholders and are subject to change based on changes in Arsanis’s net cash balance on the business day prior to the Closing and the capitalization of Arsanis or X4 immediately prior to the Closing. The provisions for calculating the Common Stock Exchange Ratio assume a pre-transaction valuation of $115.0 million for X4’s business and $50.0 million for Arsanis’s business. In the case of Arsanis, the pre-transaction valuation is subject to downward or upward adjustment to the extent Arsanis’s net cash balance as of the business day prior to the Closing is above or below $20.0 million. Arsanis currently estimates, assuming for this purpose a closing date of February 28, 2019, that (i) it will have approximately $23.9 million in net cash on the business day prior to the Closing, (ii) Arsanis outstanding shares and options as of the Closing will be equal to 15,123,802 (on a pre-reverse stock split basis and excluding for this purpose certain out-of-the-money Arsanis Options) and (iii) X4’s outstanding shares as of the Closing on a fully diluted and as-converted basis will be equal to 58,364,200. Accordingly, it is currently estimated that the Common Stock Exchange Ratio at Closing will be approximately 0.5529 and, because each share of X4 Preferred Stock is convertible into one share of X4 Common Stock, the Preferred Stock Exchange Ratio is expected to be equal to the Common Stock Exchange Ratio. Based solely on such Common Stock Exchange Ratio and Preferred Stock Exchange Ratio, at Closing: (a) X4 Securityholders as of immediately prior to the Merger will own approximately 68.1% of the Fully Diluted Closing Arsanis Common Stock, and (b) the Arsanis Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money Arsanis Options and Arsanis Warrants) will own approximately 31.9% of the Fully Diluted Closing Arsanis Common Stock, in each case, subject to adjustment of the Exchange Ratios as set forth in the Merger Agreement and described herein. There will be an aggregate of approximately 2.4 million shares available for issuance under Arsanis’s 2017 Equity Incentive Plan (the “Arsanis 2017 Plan”), Arsanis’s 2017 Employee Stock Purchase Plan (the “2017 ESPP”) and all stock option plans or other stock or equity-related plans of X4 (collectively, the “X4 Plan”) as of immediately prior to the Merger, subject to adjustment of the Exchange Ratios as set forth in the Merger Agreement and described herein.

During the pendency of the Merger, Arsanis and X4 may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.

Covenants in the Merger Agreement impede the ability of Arsanis and X4 to make acquisitions, subject to certain exceptions relating to fiduciary duties, as set forth below, or to complete other transactions that are not in the ordinary course of business pending completion of the Merger. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business with any third party, subject to certain exceptions relating to fiduciary duties, as set forth below. Any such transactions could be favorable to such party’s stockholders.

Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Arsanis and X4 from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances when such party’s board of directors determines in good faith that an unsolicited alternative takeover proposal is or is reasonably likely to be inconsistent with the board’s fiduciary duties. Moreover, even if a party receives what the party’s board of directors determines is a superior proposal, the Merger Agreement does not permit either party to terminate the Merger Agreement to enter into a superior proposal.

Because the lack of a public market for X4 Capital Stock makes it difficult to evaluate the value of X4 Capital Stock, the X4 Stockholders may receive shares of Arsanis Common Stock in the Merger that have a value that is less than, or greater than, the fair market value of X4 Capital Stock.

The outstanding X4 Capital Stock is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of X4 Capital Stock. Because the percentage of Arsanis equity to be issued to X4 Stockholders was determined based on negotiations between the parties, it is possible that the value of the Arsanis Common Stock to be received by X4 Stockholders will be less than the fair market value of X4 Capital Stock, or Arsanis may pay more than the aggregate fair market value of X4 Capital Stock.

If the conditions of the Merger are not met, the Merger will not occur.

Even if the Merger is approved by Arsanis Stockholders and X4 Stockholders, specified conditions must be satisfied or waived to complete the Merger. These conditions are set forth in the Merger Agreement and described in the section titled “The Merger Agreement—Conditions to Completion of the Merger” in this proxy statement/prospectus/information statement. Arsanis and X4 cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Merger will not occur or will be delayed, and Arsanis and X4 each may lose some or all of the intended benefits of the Merger.

The Merger may fail to qualify as a “reorganization” for U.S. federal income tax purposes, resulting in recognition of taxable gain or loss by X4 Stockholders in respect of their X4 Capital Stock.

Arsanis and X4 intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, as described in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” in this proxy statement/prospectus/information statement. In the event that the Merger does not qualify as a “reorganization,” the Merger would result in taxable gain or loss for each X4 Stockholder, with the amount of such gain or loss determined by the amount that each X4 Stockholder’s adjusted tax basis in the X4

Capital Stock surrendered is less or more than the fair market value of the Arsanis Common Stock and any cash in lieu of a fractional share received in exchange therefor. Each holder of X4 Capital Stock is urged to consult with his, her or its own tax advisor with respect to the tax consequences of the Merger.

The combined organization may become involved in securities class action litigation that could divert management’s attention and harm the combined organization’s business and insurance coverage may not be sufficient to cover all costs and damages.

In the past, securities class action or shareholder derivative litigation often follows certain significant business transactions, such as the sale of a business division or announcement of a merger. The combined organization may become involved in this type of litigation in the future, whether as a result of the Merger or other ongoing business activities as a public company. Litigation is often expensive and diverts management’s attention and resources, which could adversely affect the combined organization’s business.

Risks Related to the Proposed Reverse Stock Split

The proposed Reverse Stock Split may not increase the combined organization’s stock price over the long-term.

The principal purpose of the proposed Reverse Stock Split is to increase the per-share market price of Arsanis Common Stock so that the combined organization might meet the initial listing requirements for the Nasdaq Global Market, which, among other things, requires a $4.00 bid price. It cannot be assured, however, that the proposed Reverse Stock Split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of Arsanis Common Stock will proportionally increase the market price of Arsanis Common Stock, it cannot be assured that the proposed Reverse Stock Split will result in any permanent or sustained increase in the market price of Arsanis Common Stock, which is dependent upon many factors, including the combined organization’s business and financial performance, general market conditions and prospects for future success. Thus, while the stock price of the combined organization might meet the initial listing requirements for the Nasdaq Global Market, it cannot be assured that it will continue to do so.

The proposed Reverse Stock Split may decrease the liquidity of the combined organization’s common stock.

Although the Arsanis Board of Directors believes that the anticipated increase in the market price of the combined organization’s common stock could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the proposed Reverse Stock Split. The reduction in the number of outstanding shares may lead to reduced trading, a smaller number of market makers for Arsanis Common Stock and limitations on the combined organization’s ability to raise additional capital.

The proposed Reverse Stock Split may lead to a decrease in the combined organization’s overall market capitalization.

If the market price of the combined organization’s common stock declines after the proposed Reverse Stock Split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the proposed Reverse Stock Split. A reverse stock split may be viewed negatively by the market and, consequently, can lead to a decrease in the combined organization’s overall market capitalization. If the per share market price does not increase in proportion to the proposed Reverse Stock Split ratio, then the value of the combined organization, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of Arsanis Common Stock will remain the same after the proposed Reverse Stock Split is effected, or that the proposed Reverse Stock Split will not have an adverse effect on the stock price of Arsanis Common due to the reduced number of shares outstanding after the proposed Reverse Stock Split.

Risks Related to Arsanis

Risks Related to the Proposed Merger with X4

If Arsanis does not successfully consummate the Merger with X4 or another strategic transaction, the Arsanis Board of Directors may decide to pursue a dissolution and liquidation of Arsanis. In such an event, the amount of cash available for distribution to Arsanis Stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities, as to which Arsanis can give you no assurance.

There can be no assurance that the Merger will be completed. If the Merger is not completed, the Arsanis Board of Directors may decide to pursue a dissolution and liquidation of Arsanis. In such an event, the amount of cash available for distribution to Arsanis Stockholders will depend heavily on the timing of such decision and, ultimately, such liquidation, since the amount of cash available for distribution continues to decrease as Arsanis funds its operations while pursuing the Merger. In addition, if the Arsanis Board of Directors were to approve and recommend, and the Arsanis Stockholders were to approve, a dissolution and liquidation of Arsanis, Arsanis would be required under Delaware corporate law to pay its outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to stockholders. Arsanis’s commitments and contingent liabilities may include (i) obligations under its employment and related agreements with certain employees that provide for severance and other payments following a termination of employment occurring for various reasons, including a change in control of Arsanis; (ii) litigation against Arsanis, and other various claims and legal actions arising in the ordinary course of business; (iii) debt obligations, such as the outstanding principal and interest due pursuant to Arsanis’s loans with FFG, and any other amounts that Arsanis may be required to pay FFG under its funding agreements with FFG; and (iv) non-cancelable facility lease obligations. As a result of this requirement, a portion of Arsanis’s assets would need to be reserved pending the resolution of such obligations.

In addition, Arsanis may be subject to litigation or other claims related to a dissolution and liquidation of Arsanis. If a dissolution and liquidation were to be pursued, the Arsanis Board of Directors, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of Arsanis Common Stock could lose all or a significant portion of their investment in the event of a liquidation, dissolution or winding up of Arsanis. A liquidation would be a lengthy and uncertain process with no assurance of any value ever being returned to the Arsanis Stockholders.

Arsanis is substantially dependent on its remaining employees to facilitate the consummation of the Merger.

Arsanis’s ability to successfully complete the Merger, or if the Merger is not completed, another potential strategic transaction, depends in large part on Arsanis’s ability to retain key management, finance and certain others of its remaining personnel. Despite Arsanis’s efforts to retain these employees, one or more may terminate their employment with Arsanis on short notice. The loss of the services of any of these key employees could potentially harm Arsanis’s ability to evaluate and pursue strategic alternatives, as well as fulfill Arsanis’s reporting obligations as a public company.

The issuance of shares of Arsanis Common Stock to X4 Stockholders in the Merger will dilute substantially the voting power of Arsanis’s current stockholders.

If the Merger is completed, each outstanding share of X4 Capital Stock will be converted into the right to receive a number of shares of Arsanis Common Stock equal to the Exchange Ratios determined pursuant to the Merger Agreement. Immediately following the Merger, Arsanis Securityholders (excluding for this purpose certain out-of-the-money Arsanis Options and Arsanis Warrants) are currently expected to own approximately 31.9% of the outstanding capital stock of the combined organization on a fully diluted basis, and X4 Securityholders are currently expected to own approximately 68.1% of the outstanding capital stock of the combined organization on a fully diluted basis, assuming for this purpose a closing date of February 28, 2019. Accordingly, the issuance of shares of Arsanis Common Stock to X4 Stockholders in the Merger will reduce significantly the relative voting power of each share of Arsanis Common Stock held by current Arsanis Stockholders. Consequently, Arsanis Stockholders as a group will have significantly less influence over the management and policies of the combined organization after the Merger than prior to the Merger.

If the combined organization after the Merger is unable to realize the strategic and financial benefits currently anticipated from the Merger, the Arsanis Stockholders will have experienced substantial dilution of their ownership interests without receiving the expected commensurate benefit, or receiving only part of the commensurate benefit to the extent the combined organization is able to realize only part of the expected strategic and financial benefits currently anticipated from the Merger.

The pendency of the Merger could have an adverse effect on the trading price of Arsanis Common Stock and Arsanis’s business, financial condition, results of operations or business prospects.

While there have been no significant adverse effects to date, the pendency of the Merger could disrupt Arsanis’s businesses in the following ways, including:

•	the attention of Arsanis’s management may be directed toward the Closing and related matters and may be diverted from the day-to-day business operations; and

•	third parties may seek to terminate or renegotiate their relationships with Arsanis as a result of the Merger, whether pursuant to the terms of their existing agreements with Arsanis or otherwise.

Should they occur, any of these matters could adversely affect the trading price of Arsanis Common Stock or harm Arsanis’s financial condition, results of operations or business prospects.

There is no assurance that the Merger will be completed in a timely manner or at all. If the Merger is not consummated, Arsanis’s business could suffer materially and its stock price could decline.

The Closing is subject to a number of closing conditions, including the approval by Arsanis’s stockholders of the issuance of shares of Arsanis Common Stock pursuant to the Merger Agreement and other customary closing conditions. If the conditions are not satisfied or waived, the Merger will not occur or will be delayed.

If the Merger is not consummated, Arsanis may be subject to a number of material risks, and Arsanis’s business and stock price could be adversely affected, as follows:

•	Arsanis has incurred and expects to continue to incur significant expenses related to the Merger even if the Merger is not consummated;

•	Arsanis could be obligated to pay X4 a termination fee of up to $600,000 under certain circumstances pursuant to the Merger Agreement;

•	the market price of Arsanis Common Stock may decline to the extent that the current market price reflects a market assumption that the Merger will be completed; and

•	Arsanis may not be able to pursue an alternate merger or other strategic transaction if the Merger with X4 is not completed.

Risks Related to Arsanis’s Financial Position and Need for Additional Capital

Arsanis is a clinical stage biopharmaceutical company with a limited operating history. Arsanis has incurred significant losses since inception. Arsanis expects to incur losses for at least the next several years and may never achieve or maintain profitability.

Since inception, Arsanis has incurred significant net losses. Arsanis’s net loss was $33.7 million and $22.7 million for the nine months ended September 30, 2018 and 2017, respectively. As of September 30, 2018,

Arsanis had an accumulated deficit of $125.9 million. Arsanis has funded operations to date primarily with proceeds from its initial public offering and concurrent private placement, the sale of preferred stock, convertible debt financings, borrowings under a loan agreement, proceeds received from governmental loans and grants and proceeds received under a non-governmental grant. To date, Arsanis has devoted substantially all of its resources to building its business to support discovery, research and development activities for its programs.

Arsanis has devoted a significant portion of its financial resources and efforts to the development of ASN100. On June 28, 2018, Arsanis announced that the data review committee, or DRC, for its ASN100 Phase 2 clinical trial recommended that trial enrollment be discontinued based on the DRC’s conclusion that the trial was not likely to meet its primary end-point upon completion. Based on the DRC recommendation, Arsanis decided to discontinue the Phase 2 clinical trial of ASN100 and has taken steps to notify health authorities and clinical investigators participating in the trial. Arsanis has ceased further clinical development of ASN100. Arsanis’s determination as to its next steps will necessarily impact the amount of expenses it incurs and the size of its operating losses for the foreseeable future.

Arsanis expects to continue to incur significant expenses and operating losses for the foreseeable future. The net losses Arsanis incurs may fluctuate significantly from quarter to quarter.

To become and remain profitable, Arsanis or any current or potential future collaborators must develop and eventually commercialize at least one product candidate with significant market potential. This will require that Arsanis or its collaborators be successful in a range of challenging activities, including completing preclinical studies and clinical trials of one or more product candidates, obtaining marketing approval for one or more of these product candidates, manufacturing, marketing and selling those products for which Arsanis or its collaborators may obtain marketing approval and satisfying any post-marketing requirements. Arsanis or its collaborators may never succeed in any or all of these activities and, even if Arsanis or its collaborators do succeed, Arsanis or its collaborators may never generate revenue that is significant or large enough to achieve profitability. If Arsanis does achieve profitability, Arsanis may not be able to sustain or increase profitability on a quarterly or annual basis. Arsanis’s failure to become and remain profitable would decrease the value of the company and could impair its ability to raise capital, maintain research and development efforts, expand its business or continue operations. A decline in the value of the company also could cause you to lose all or part of your investment.

Arsanis’s limited operating history may make it difficult for you to evaluate the success of its business to date and to assess its future viability.

Arsanis’s operations to date have been limited to organizing and staffing its company, business planning, raising capital, obtaining funding from government entities and non-government organizations, developing and securing its technology, identifying potential product candidates, undertaking preclinical studies and clinical trials of its most advanced product candidates and entering into licensing and funding agreements. Arsanis has not yet demonstrated the ability to initiate or complete later-stage clinical trials of any product candidates, obtain marketing approvals, manufacture a commercial-scale product or conduct sales and marketing activities necessary for successful commercialization. Consequently, any evaluation of its business to date or predictions about its future success or viability may not be as accurate as they could be if Arsanis had a longer operating history.

The discontinuation of Arsanis’s clinical development of ASN100 has required Arsanis to reevaluate its future development plans for any product candidates and programs and has significantly decreased the likelihood that Arsanis will commercialize any product candidates in the near term. Arsanis may never be successful in developing or commercializing any product candidates.

Arsanis will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force Arsanis to delay, reduce or eliminate certain of its product development efforts or other operations.

Pending the planned consummation of the Merger Agreement, Arsanis plans to explore potential outlicensing opportunities for ASN100, continue the development of its ASN500 program as well as support its collaborators across Arsanis’s ongoing ASN200 and ASN300 programs, both of which were outlicensed to subsidiaries of Bravos Biosciences, LLC during the first half of 2018. Arsanis will need substantial additional funds to support its planned operations. In the absence of additional funding or business development activities, Arsanis believes that its existing cash and cash equivalents will enable Arsanis to fund its operating expenses, capital expenditure requirements and debt service payments through the fourth quarter of 2020 based on its current operating plans, which do not include material ASN100 expenses in 2019.

Arsanis’s estimate as to how long Arsanis expects its existing cash and cash equivalents to be able to continue to fund its operations is based on assumptions that may prove to be wrong, and Arsanis could use its available capital resources sooner than it currently expects. Further, Arsanis’s current changing circumstances, some of which may be beyond its control, could cause Arsanis to consume capital significantly faster than it currently anticipates. Arsanis’s future funding requirements, both short-term and long-term, will depend on many factors, including, but not limited to:

•	Arsanis’s ability to successfully consummate the Merger or any other strategic transaction;

•	the scope, progress, results and costs of researching and developing Arsanis’s ASN500 program and any product candidates, and conducting preclinical studies and clinical trials;

•	the costs, timing and outcome of regulatory review of any product candidates;

•	the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for any product candidates for which Arsanis receives marketing approval;

•	the costs of manufacturing commercial-grade products and necessary inventory to support commercial launch;

•	the ability to receive additional non-dilutive funding, including grants from organizations and foundations;

•	the revenue, if any, received from commercial sale of Arsanis’s products, should any product candidates receive marketing approval;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing Arsanis’s intellectual property rights and defending intellectual property-related claims;

•	Arsanis’s ability to establish and maintain collaborations on favorable terms, if at all;

•	the extent to which Arsanis acquires or in-licenses other product candidates and technologies;

•	the timing, receipt and amount of sales of, or milestone payments related to or royalties on, Arsanis’s current or future product candidates, if any;

•	costs associated with any litigation that might be brought against Arsanis in the future;

•	the absence of any breach, acceleration event or event of default under Arsanis’s funding agreements with FFG, or under any other agreements with third parties; and

•

payments Arsanis could be required to make to FFG in light of the demands it recently made for the immediate repayment of all grants received and loans outstanding under Arsanis’s funding arrangements with FFG, as further described in the risk factor titled “Arsanis and its subsidiary, Arsanis GmbH, have received letters demanding the immediate repayment of all subsidies received from FFG, and such repayment, if it were to occur, would materially adversely impact the financial condition of Arsanis and, following the Merger, the combined organization, and the ability of each to run its business.”

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and Arsanis may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, Arsanis’s product candidates, if any are approved, may not achieve commercial success. Arsanis’s product revenue, if any, and any commercial milestones or royalty payments under its collaboration agreements will be derived from or based on sales of products that may not be commercially available for many years, if at all. Accordingly, Arsanis will need to continue to rely on additional financing to achieve its business objectives.

Raising additional capital may cause dilution to Arsanis Stockholders, restrict its operations or require Arsanis to relinquish rights to technologies or product candidates.

Until such time, if ever, as Arsanis can generate substantial product revenue, Arsanis expects to finance its cash needs through a combination of public or private equity offerings, debt financings, government funding, grants, collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties. Any additional fundraising efforts may divert Arsanis’s management from their day-to-day activities, which may adversely affect Arsanis’s ability to develop and commercialize product candidates. Arsanis cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to Arsanis, if at all. To the extent that Arsanis raises additional capital through the sale of equity or convertible debt securities, your ownership interest may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect your rights as a common stockholder. Arsanis’s issuance of additional securities, whether equity or debt, or the possibility of such issuance, may cause the market price of its common stock to decline, and Arsanis’s stockholders may not agree with its financing plans or the terms of such financings. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit Arsanis’s ability to take specified actions, such as incurring additional debt, making capital expenditures or declaring dividends. In addition, additional debt financing would result in increased fixed payment obligations.

If Arsanis raises funds through government funding, collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties, Arsanis may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to Arsanis.

Arsanis’s failure to raise capital as and when needed would have a negative impact on its financial condition and Arsanis’s ability to pursue its business strategy, and Arsanis could be forced to delay, reduce or eliminate certain research and development programs or any future commercialization efforts.

Arsanis and its subsidiary, Arsanis GmbH, have received letters demanding the immediate repayment of all subsidies received from FFG, and such repayment, if it were to occur, would materially adversely impact the financial condition of Arsanis and, following the Merger, the combined organization, and the ability of each to run its business.

On February 4, 2019, Arsanis and Arsanis GmbH received letters from counsel to FFG alleging that they breached reporting, performance and other obligations in connection with the grants and loans made by FFG to Arsanis GmbH between September 2011 and March 2017 to fund qualifying research and development expenditures, which Arsanis collectively refers to as the subsidies. The letters demand the immediate repayment of all subsidies, totaling approximately EUR 18.1 million ($20.5 million, based on an exchange rate of US$1.13 per EUR 1.00 on February 7, 2019), on or before February 19, 2019, which consists of approximately EUR 7.2 million ($8.2 million) for the reimbursement of grants previously received by Arsanis, approximately EUR 8.5 million ($9.6 million) for the repayment of outstanding loan principal and approximately EUR 2.4 million ($2.7 million) for assessed interest. FFG has reserved all rights and remedies in connection with the subsidies.

Arsanis is party to a series of Patronatserklärung, or parent-company support letters, for the benefit of Arsanis GmbH under Austrian law, pursuant to which Arsanis has agreed to take certain steps including, in some instances, to maintain the ability of Arsanis GmbH to pay its debts and liabilities, or to enable Arsanis GmbH to meet its obligations and to prevent Arsanis GmbH from becoming insolvent, subject to the terms and conditions set forth in the parent-company support letters.

The existence of the alleged breaches, and/or resources that Arsanis may be forced to expend in defending itself against the allegations made by FFG, may negatively affect Arsanis’s (and, following the Merger, the combined organization’s) reputation, cash flow and ability to execute on its business plan, which may ultimately result in a decline in the value of the Arsanis Common Stock. Moreover, to the extent FFG institutes litigation in connection with its claims, such litigation could result in substantial costs and diversion of management attention and resources, which could significantly harm Arsanis’s business, financial condition, results of operations and reputation.

In addition, if, as a consequence of FFG’s demands, Arsanis is ultimately required to repay the subsidies in whole or in part (beyond its existing obligation to pay interest on the loan portion of the subsidies semi-annually and to pay principal upon the maturity dates of the loans at dates ranging from 2020 to 2023), Arsanis’s available cash and cash equivalents may be insufficient to satisfy its liquidity requirements. In such an event, Arsanis may be forced to delay or reduce the scope of its planned operations, including its continued development of ASN500, its business, prospects, financial condition and results of operations will be materially and adversely affected, and it may be unable to continue as a going concern. If Arsanis is unable to continue as a going concern, it may have to liquidate its assets and may receive less than the value at which those assets are carried on its consolidated financial statements, and it is likely that the value of its securities will decline and/or become worthless and that investors will lose all or a part of their investment. Moreover, if Arsanis seeks additional financing to fund its business activities in the future and there remains substantial doubt about its ability to continue as a going concern as a result of such lack of liquidity, investors or other financing sources may be unwilling to provide funding to it on commercially reasonable terms, if at all. Furthermore, the fact that these breaches have been alleged (regardless of whether such allegation was valid or not) may negatively affect the perception of Arsanis and its ability to pay its debts as they become due in the future and could result in the price of its securities declining in value.

Arsanis’s existing and any future indebtedness could adversely affect Arsanis’s ability to operate its business.

Under Arsanis’s loans from FFG, principal amounts outstanding totaled $9.9 million as of September 30, 2018. Arsanis is required to pay interest on its loans from FFG semi-annually, with payment of principal due at the maturity dates of the loans, which range from 2020 to 2023. Moreover, between 2011 and 2017, Arsanis has received grants from FFG in the aggregate amount of approximately $8.2 million.

Arsanis may be required to return all or a portion of the FFG loans and/or grants if Arsanis does not comply with the terms of the related FFG funding agreements and related guidelines, including specified requirements as to continued operations with respect to certain locations and funded projects. For example, on February 4, 2019, Arsanis and Arsanis GmbH received letters from counsel to FFG alleging that they breached reporting, performance and other obligations in connection with the grants and loans made by FFG to Arsanis GmbH between September 2011 and March 2017 to fund qualifying research and development expenditures. The letters demand the immediate repayment of all such subsidies. For a further discussion of this matter, see the risk factor titled “Arsanis and its subsidiary, Arsanis GmbH, have received letters demanding the immediate repayment of all subsidies received from FFG, and such repayment, if it were to occur, would materially adversely impact the financial condition of Arsanis and, following the Merger, the combined organization, and the ability of each to run its business.”

Arsanis could in the future incur additional indebtedness beyond its borrowings from FFG.

Arsanis’s outstanding indebtedness, combined with other financial obligations and contractual commitments, including any additional future indebtedness beyond its borrowings from FFG, could have significant adverse consequences, including:

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requiring Arsanis to dedicate a portion of its cash and cash equivalents resources to the payment of interest and principal, prepayment and repayment fees and penalties, and, in the case of FFG, repayment of all subsidies to the extent FFG’s demands described above are not satisfactorily resolved by the parties, thereby reducing money available to fund working capital, capital expenditures, product development and other general corporate purposes;

•	subjecting Arsanis to restrictive covenants that may reduce its ability to take certain corporate actions or obtain further debt or equity financing;

•	limiting Arsanis’s flexibility in planning for, or reacting to, changes in its business and the industry in which Arsanis competes;

•	placing Arsanis at a competitive disadvantage compared to its competitors that have less debt or better debt servicing options; and

•	increasing Arsanis’s vulnerability to adverse changes in general economic, industry and market conditions.

Arsanis may not have sufficient funds, and may be unable to arrange for additional financing, to pay the amounts due under its existing debt. Failure to make payments or comply with other covenants under Arsanis’s existing debt instruments could result in an event of default and acceleration of amounts due.

Risks Related to the Development of Product Candidates

Arsanis’s business to date has been almost entirely dependent on the success of ASN100, which was recently discontinued following failure to achieve the primary end-point in its Phase 2 clinical trial.

On June 28, 2018, Arsanis announced that the DRC for its ASN100 Phase 2 clinical trial recommended that trial enrollment be discontinued based on the DRC’s conclusion that the trial was not likely to meet its primary end-point upon completion. Based on the DRC recommendation, Arsanis has discontinued the Phase 2 clinical trial of ASN100 and has taken steps to notify health authorities and clinical investigators participating in the trial. During the fourth quarter of 2018, Arsanis completed its analysis of the complete dataset from the trial and has ceased further clinical development of ASN100.

In light of the discontinuation of the Phase 2 clinical trial of ASN100, Arsanis’s future business, prospects, financial position and operating results could be significantly different than those in historical periods or projected by management. Because of the significant uncertainty regarding future plans, Arsanis is not able to accurately predict the impact of a potential change in its existing business strategy.

Arsanis’s approach to the discovery and development of product candidates based on its targeted mAbs is unproven, and Arsanis does not know whether it will be able to successfully develop any products.

Arsanis is focused on the discovery, development and commercialization of monoclonal antibody, or mAb, immunotherapies to address serious infectious diseases. Arsanis has not yet succeeded and may not succeed in demonstrating efficacy and safety for any product candidates, including those that Arsanis is directly developing and those being developed under collaboration with subsidiaries of Bravos Bioscience, LLC, in future clinical trials or in obtaining marketing approval thereafter.

In addition, Arsanis has never had a product candidate receive approval from the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or other regulatory authority. The regulatory review process may be more expensive or take longer for Arsanis’s product candidates than Arsanis expects, and

Arsanis may be required to conduct additional studies and/or trials beyond those anticipated. If it takes Arsanis longer to develop and/or obtain regulatory approval for product candidates than expected, such delays could materially and adversely affect its business, financial condition, results of operations and prospects.

Preclinical drug development is uncertain. Arsanis’s preclinical programs, such as its ASN500 program, may experience delays or may never advance to clinical trials, which would adversely affect Arsanis’s ability to obtain regulatory approvals or commercialize any product candidates on a timely basis or at all, which would have an adverse effect on its business.

Arsanis is continuing to develop its ASN500 program, which is currently in preclinical development. Arsanis has outlicensed two preclinical product candidates, ASN200 and ASN300, to subsidiaries of Bravos Biosciences, LLC during the first half of 2018.

In order to obtain FDA approval to market a new biological product Arsanis must demonstrate proof of safety, purity and potency or efficacy in humans. To meet these requirements, Arsanis will have to conduct adequate and well-controlled clinical trials. Before Arsanis can commence clinical trials for a product candidate, Arsanis must complete extensive preclinical testing and studies that support its planned Investigational New Drug application, or IND, in the United States. Arsanis cannot be certain of the timely completion or outcome of its preclinical testing and studies and cannot predict if the FDA will accept Arsanis’s proposed clinical programs or if the outcome of its preclinical testing and studies will ultimately support the further development of these product candidates. As a result, Arsanis cannot be sure that Arsanis will be able to submit INDs or similar applications for its preclinical programs on the timelines Arsanis expects, if at all, and Arsanis cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin.

Conducting preclinical testing is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity, novelty and intended use of the product candidate, and often can be several years or more per product candidate. Delays associated with product candidates for which Arsanis is directly conducting preclinical testing and studies may cause Arsanis to incur additional operating expenses. Moreover, Arsanis may continue to be affected by delays associated with the preclinical testing and studies of certain product candidates conducted by its potential partners over which Arsanis has no control. The commencement and rate of completion of preclinical studies and clinical trials for a product candidate may be delayed by many factors, including, for example:

•	inability to generate sufficient preclinical or other in vivo or in vitro data to support the initiation of clinical studies;

•	delays in reaching a consensus with regulatory agencies on study design; and

•	the FDA not allowing Arsanis to rely on previous findings of safety and efficacy for other similar but approved products and published scientific literature.

Moreover, even if clinical trials do begin for any product candidates, Arsanis’s development efforts may not be successful, and clinical trials that Arsanis conducts or that third parties conduct on its behalf may not demonstrate sufficient safety, purity and potency or efficacy to obtain the requisite regulatory approvals for any of Arsanis’s product candidates or product candidates employing its technology. Even if Arsanis obtains positive results from preclinical studies or initial clinical trials, Arsanis may not achieve the same success in future trials.

Any future clinical trials of Arsanis’s product candidates may not be successful. If Arsanis or its collaborators are unable to commercialize any product candidates or if Arsanis experiences significant delays in doing so, its business could be substantially harmed.

Arsanis currently has no products approved for sale and historically has invested a significant portion of its efforts and financial resources in the development of ASN100, which Arsanis has ceased developing. Arsanis is continuing to develop its ASN500 program, which is currently in preclinical development. The success of any product candidates Arsanis may develop will depend on several factors, including the following:

•	initiation and successful enrollment and completion of clinical trials;

•	a safety, tolerability and efficacy profile that is satisfactory to the FDA, EMA or other regulatory authorities for marketing approval;

•	timely receipt of marketing approvals from applicable regulatory authorities;

•	the extent of any required post-marketing approval commitments to applicable regulatory authorities;

•	establishment and maintenance of arrangements with third-party manufacturers for both clinical and any future commercial manufacturing;

•	adequate ongoing availability of raw materials and drug product for clinical development and any commercial sales;

•	obtaining and maintaining patent, trade secret protection and regulatory exclusivity, both in the United States and internationally;

•	protection of Arsanis’s rights in its intellectual property portfolio;

•	successful launch of commercial sales following any marketing approval;

•	a continued acceptable safety profile following any marketing approval;

•	commercial acceptance by the patient community, the medical community and third-party payors;

•	the performance of Arsanis’s future collaborators, if any; and

•	Arsanis’s ability to compete with other therapies.

Many of these factors are beyond Arsanis’s control, including clinical development, the regulatory review process, potential threats to its intellectual property rights and the manufacturing, marketing and sales efforts of any future collaborator. If Arsanis is unable to develop, receive marketing approval for and successfully commercialize any product candidates, on its own or with any future collaborator, or experience delays as a result of any of these factors or otherwise, Arsanis’s business could be substantially harmed.

Clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If clinical trials of any product candidates are prolonged or delayed, Arsanis or its collaborators may be unable to obtain required regulatory approvals, and therefore will be unable to commercialize Arsanis’s product candidates on a timely basis or at all, which will adversely affect its business.

Before obtaining marketing approval from regulatory authorities for the sale of any product candidates, Arsanis or its collaborators must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive, time-consuming, difficult to design and implement and uncertain as to outcome. Arsanis cannot guarantee that clinical trials will be conducted as planned, completed on schedule, if at all, or yield positive results.

A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

•	delays in reaching a consensus with regulatory authorities or collaborators on trial design;

•	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites;

•	delays in opening clinical trial sites or obtaining required institutional review board or independent ethics committee approval at each clinical trial site;

•	delays in recruiting suitable subjects to participate in clinical trials;

•	imposition of a clinical hold by regulatory authorities, including as a result of a serious adverse event or after an inspection of Arsanis’s clinical trial operations or trial sites;

•	failure by Arsanis, any CROs Arsanis engages, clinical investigators, its collaborators or any other third parties to adhere to clinical trial requirements;

•	failure to perform in accordance with good clinical practices, or GCP, or applicable regulatory requirements in the European Union, the United States, or in other countries;

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delays in the testing, validation, manufacturing and delivery of Arsanis’s product candidates to the clinical sites, including delays by third parties with whom Arsanis has contracted to perform certain of those functions;

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delays or failures in demonstrating the comparability of product manufactured at one facility or with one process to product manufactured at another facility or with another process, including clinical trials to demonstrate such comparability;

•	delays in having subjects complete participation in a trial or return for post-treatment follow-up;

•	clinical trial sites or subjects dropping out of a trial;

•	selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;

•	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

•	occurrence of serious adverse events in trials of the same class of agents conducted by other sponsors; and

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

Any inability to successfully complete preclinical and clinical development could result in additional costs to Arsanis or impair its ability to generate revenue from product sales, regulatory and commercialization milestones and royalties. In addition, if Arsanis or its collaborators make manufacturing or formulation changes to any product candidates, Arsanis may need to conduct additional trials to bridge its modified product candidates to earlier versions. Clinical trial delays also could shorten any periods during which Arsanis may have the exclusive right to commercialize its product candidates or allow its competitors to bring products to market before Arsanis does, which could impair Arsanis’s ability to successfully commercialize its product candidates and may harm its business, financial condition, results of operations and prospects.

Arsanis could encounter delays if a clinical trial is suspended or terminated by Arsanis, by the institutional review boards of the institutions in which such trials are being conducted or ethics committees, by the DRC or Data Safety Monitoring Board, or DSMB, for such trial or by the FDA or other foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or Arsanis’s clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, including those relating to the class of products to which Arsanis’s product candidate belongs. In June 2018, Arsanis discontinued its Phase 2 clinical trial of ASN100, based on the results of a planned interim analysis of unblinded trial data conducted by the DRC. The DRC determined that the trial was futile, meaning that it was not likely to meet its primary end-point upon completion, and recommended that trial enrollment be discontinued. During the fourth quarter of 2018, Arsanis completed its analysis of the complete dataset from the trial and has ceased further clinical development of ASN100.

Any of these occurrences may harm Arsanis’s business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of Arsanis’s product candidates or result in the development of its product candidates being stopped early.

Success in preclinical studies or early clinical trials may not be indicative of results obtained in later trials.

Results from preclinical studies or previous clinical trials are not necessarily predictive of future clinical trial results, and interim results of a clinical trial are not necessarily indicative of final results. Any product candidates Arsanis develops may fail to show the desired safety and efficacy in clinical development despite demonstrating positive results in preclinical studies or having successfully advanced through initial clinical trials.

There can be no assurance that the success Arsanis achieved in preclinical studies and early clinical trials ultimately will result in success in potential future clinical trials of product candidates. For example, Arsanis has ceased clinical development of ASN100 after the DRC for its ASN100 Phase 2 clinical trial recommended that trial enrollment be discontinued based on the DRC’s conclusion that the trial was not likely to meet its primary end-point upon completion.

There is a high failure rate for drugs and biologic products proceeding through clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical studies and earlier-stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, Arsanis may experience regulatory delays or rejections as a result of many factors, including changes in regulatory policy during the period of its product candidate development. Any such delays could materially and adversely affect Arsanis’s business, financial condition, results of operations and prospects.

Arsanis may find it difficult to enroll and dose patients in clinical trials, which could delay or prevent its collaborators and Arsanis from proceeding with clinical trials of any product candidates.

Identifying and qualifying patients to participate in any future clinical trials of any product candidates is critical to Arsanis’s success. The timing of any future clinical trials will depend on Arsanis’s ability to recruit patients to participate as well as to subsequently dose these patients and complete required follow-up periods. In addition, Arsanis may experience enrollment delays related to increased or unforeseen regulatory, legal and logistical requirements at certain clinical trial sites outside of the United States. These delays could be caused by regulatory reviews by non-U.S. regulatory authorities and contractual discussions with individual clinical trial sites, for example. Any delays in enrolling and/or dosing patients in any future clinical trials could result in increased costs, delays in advancing any product candidates, delays in testing the effectiveness of such product candidates or termination of the clinical trials altogether.

Arsanis may not be able to identify, recruit, enroll and dose a sufficient number of patients, or those with required or desired characteristics, to complete any future clinical trials in a timely manner. Subject enrollment and trial completion is affected by a number of factors, including:

•	coordination between Arsanis, CROs and any future collaborators in its efforts to enroll and administer the clinical trial;

•	size of the patient population and process for identifying patients;

•	design of the trial protocol;

•	eligibility and exclusion criteria;

•	perceived risks and benefits of the product candidate under study;

•	availability of competing commercially available therapies and other competing drug candidates’ clinical trials;

•	time of year in which the trial is initiated or conducted;

•	variations in the seasonal incidence of the target indication;

•	severity of the disease under investigation;

•	ability to obtain and maintain subject consent;

•	ability to enroll and treat patients in a timely manner;

•	risk that enrolled subjects will drop out before completion of the trial;

•	patient referral practices of physicians; and

•	ability to monitor subjects adequately during and after treatment.

Arsanis may conduct clinical trials for product candidates at sites outside the United States. The FDA may not accept data from trials conducted in such locations and the conduct of trials outside the United States could subject Arsanis to additional delays and expense.

Arsanis may in the future conduct one or more clinical trials with one or more trial sites that are located outside the United States.

Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of these data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with GCP. The FDA must be able to validate the data from the trial through an onsite inspection if necessary. The trial population must also have a similar profile to the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful, except to the extent the disease being studied does not typically occur in the United States. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials also complied with all applicable U.S. laws and regulations. There can be no assurance that the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from any trial that Arsanis conducts outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and delay or permanently halt Arsanis’s development of any future product candidates.

In addition, the conduct of clinical trials outside the United States could have a significant adverse impact on Arsanis. Risks inherent in conducting international clinical trials include:

•	clinical practice patterns and standards of care that vary widely among countries;

•	non-U.S. regulatory authority requirements that could restrict or limit Arsanis’s ability to conduct clinical trials;

•	administrative burdens of conducting clinical trials under multiple non-U.S. regulatory authority schema;

•	foreign exchange fluctuations; and

•	diminished protection of intellectual property in some countries.

Arsanis or its collaborators may fail to demonstrate safety and efficacy of any product candidates to the satisfaction of applicable regulatory authorities.

If the results of any clinical trials are inconclusive or if there are safety concerns or serious adverse events associated with any product candidates, Arsanis may:

•	be delayed in obtaining marketing approval for its product candidates, if at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to changes in the way the product is administered;

•	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

•	have regulatory authorities withdraw, or suspend, their approval of the product or impose restrictions on its distribution in the form of a risk evaluation and mitigation strategy;

•	be subject to the addition of labeling statements, such as contraindications or warnings, including a black box warning;

•	be sued; or

•	experience damage to Arsanis’s reputation.

If serious adverse or undesirable side effects are identified during the development of any product candidate, Arsanis or its collaborators may need to abandon or limit development of that product candidate.

If any product candidates are associated with undesirable side effects or have characteristics that are unexpected, Arsanis may need to abandon their development or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in clinical or earlier-stage testing have later been found to cause side effects or raise other safety issues that delayed or prevented further development of the compound.

If Arsanis or its collaborators elect or are forced to suspend or terminate any clinical trial of any product candidates, the commercial prospects of such product candidates will be harmed and Arsanis’s ability to generate product revenue from such product candidates will be delayed or eliminated. Any of these occurrences could materially harm its business, financial condition, results of operations and prospects.

The manufacture of biologic products is complex and manufacturers often encounter difficulties in production. If Arsanis or any of its third-party manufacturers encounter any loss of Arsanis’s master cell banks or if any of its third-party manufacturers encounter other difficulties, Arsanis’s ability to provide any product candidates for clinical trials or products, if approved, to patients could be delayed or halted.

The manufacture of biologic products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Arsanis and its collaborators and third-party manufacturers must comply with current good manufacturing practices, or cGMP, regulations and guidelines for the manufacturing of biologics used in clinical trials and, if approved, marketed products. Manufacturers of biotechnology products often encounter difficulties in production, particularly in scaling up and validating initial production. Furthermore, if microbial, viral or other contaminations are discovered in any product candidates or in the manufacturing facilities in which such product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Delays in raw materials availability and supply may also extend the period of time required to develop any product candidates.

All of Arsanis’s mAbs are manufactured by starting with cells that are stored in a cell bank. Arsanis has one master cell bank for each antibody manufactured in accordance with cGMP and multiple working cell banks and believes it would have adequate backup should any cell bank be lost in a catastrophic event. However, it is possible that Arsanis or its third-party manufacturers could lose multiple cell banks and have manufacturing severely impacted by the need to replace the cell banks. Arsanis cannot assure you that any stability or other issues relating to the manufacture of any product candidates or products will not occur in the future. Any delay or interruption in the supply of clinical trial supplies could delay the completion of planned clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require Arsanis to commence new clinical trials at additional expense or terminate clinical trials completely. Any adverse developments affecting clinical or commercial manufacturing of product candidates or products may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls or other interruptions in the supply of product candidates or products. Arsanis may also have to take inventory write-offs and incur other charges and expenses for product candidates or products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives. Accordingly, failures or difficulties faced at any level of Arsanis’s supply chain could adversely affect its business and delay or impede the development and commercialization of any product candidates or products and could have an adverse effect on Arsanis’s business, prospects, financial condition and results of operations.

If the market opportunities for any product candidates are smaller than Arsanis believes they are, even assuming approval of a drug candidate, Arsanis’s business may suffer.

Arsanis’s projections of both the number of people who are affected by disease within its target indications, as well as the subset of these people who have the potential to benefit from treatment with any product candidates Arsanis may develop, are based on its beliefs and estimates. These estimates have been derived from a variety of sources, including the scientific literature, healthcare utilization databases and market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases. The number of patients may turn out to be lower than expected. Likewise, the potentially addressable patient population for each of Arsanis’s product candidates may be limited or may not be amenable to treatment with its product candidates, and new patients may become increasingly difficult to identify or gain access to, which would adversely affect Arsanis’s results of operations and business.

Arsanis faces substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than Arsanis does.

The biotechnology and pharmaceutical industries are characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. Arsanis faces substantial competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions, government agencies and public and private research institutions.

If approved for the prevention of respiratory syncytial virus, or RSV, infection, products from Arsanis’s ASN500 program would compete with palivizumab, which is marketed by MedImmune as Synagis, the only approved therapy in this indication. Any ASN500 products may also compete with other mAb product candidates currently in clinical development in this indication, including MedImmune’s MEDI8897, which is in Phase 2 clinical development and Merck’s MK-1654, which is in Phase 1 clinical development.

Many of Arsanis’s potential competitors, alone or with their strategic partners, have substantially greater financial, technical and other resources, such as larger research and development, clinical, marketing and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of competitors. Arsanis’s commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that Arsanis may develop. Competitors also may obtain FDA or other regulatory approval for their products more rapidly or earlier than Arsanis may obtain approval for its products, which could result in Arsanis’s competitors establishing a strong market position before Arsanis is able to enter the market. Additionally, technologies developed by Arsanis’s competitors may render its potential product candidates uneconomical or obsolete, and Arsanis may not be successful in marketing its product candidates against competitors. In addition, the availability of Arsanis’s competitors’ products could limit the demand and the prices Arsanis is able to charge for any products that Arsanis may develop and commercialize.

Risks Related to Dependence on Third Parties

Arsanis may enter into collaborations with third parties to develop product candidates. If these collaborations are not successful, Arsanis’s business could be adversely affected.

As part of its strategy, Arsanis intends to seek to enter into collaborations with third parties for one or more of its programs or product candidates. For example, Arsanis outlicensed its preclinical-stage ASN200 and ASN300 programs to subsidiaries of Bravos Biosciences, LLC during the first half of 2018. Arsanis’s likely collaborators for any such collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. If Arsanis enters into any such arrangements with any third parties, Arsanis will likely have limited control over the amount and timing of resources that its collaborators dedicate to the development or commercialization of Arsanis’s product candidates. Arsanis’s ability to generate revenue from these arrangements will depend on its collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

Any collaborations Arsanis enters into in the future, may pose several risks, including the following:

•	collaborators may have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

•	the clinical trials conducted as part of these collaborations may not be successful;

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collaborators may not pursue development and/or commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for clinical trials, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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Arsanis may not have access to, or may be restricted from disclosing, certain information regarding product candidates being developed or commercialized under a collaboration and, consequently, may have limited ability to inform its stockholders about the status of such product candidates;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with Arsanis’s product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than Arsanis’s products candidates;

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product candidates developed in collaboration with Arsanis may be viewed by any collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of Arsanis’s product candidates;

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a collaborator with marketing and distribution rights to one or more of Arsanis’s product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of any such product candidate;

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disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development of any product candidates, may cause delays or termination of the research, development or commercialization of such product candidates, may lead to additional responsibilities for Arsanis with respect to such product candidates or may result in litigation or arbitration, any of which would be time-consuming and expensive;

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collaborators may not properly maintain or defend Arsanis’s intellectual property rights or may use Arsanis’s proprietary information in such a way as to invite litigation that could jeopardize or invalidate Arsanis’s intellectual property or proprietary information or expose Arsanis to potential litigation;

•	disputes may arise with respect to the ownership of intellectual property developed pursuant to Arsanis’s collaborations;

•	collaborators may infringe the intellectual property rights of third parties, which may expose Arsanis to litigation and potential liability; and

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collaborations may be terminated for the convenience of the collaborator and, if terminated, Arsanis could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

If Arsanis’s collaborations do not result in the successful development and commercialization of products, or if one of Arsanis’s collaborators terminates its agreement with Arsanis, Arsanis may not receive any future research funding or milestone or royalty payments under the collaboration. If Arsanis does not receive the funding it expects under these agreements, Arsanis’s development of product candidates could be delayed and Arsanis may need additional resources to develop its product candidates.

In addition, if any future collaborator terminates its agreement with Arsanis, Arsanis may find it more difficult to attract new collaborators and the perception of Arsanis in the business and financial communities could be adversely affected. All of the risks relating to product development, regulatory approval and commercialization described in this proxy statement/prospectus/information statement also apply to the activities of any future collaborators.

If Arsanis is not able to establish additional collaborations on commercially reasonable terms, Arsanis may have to alter its development and commercialization plans.

Arsanis may seek additional collaborations to advance the development of product candidates. Arsanis faces significant competition in seeking appropriate collaborators. Whether Arsanis reaches a definitive agreement for a collaboration will depend, among other things, upon its assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA, EMA or other regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to Arsanis’s ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, the terms of any existing collaboration agreements, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such collaboration could be more attractive than the one with Arsanis for its product candidate.

Collaborations are complex and time-consuming to negotiate, document and execute. In addition, there have been a significant number of business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

Arsanis may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If Arsanis is unable to do so, Arsanis may have to curtail the development of the product candidate for which it is seeking to collaborate, reduce or delay its development program or one or more of Arsanis’s other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase its expenditures and undertake development or commercialization activities at its own expense. If Arsanis elects to increase its expenditures to fund development or commercialization activities on its own, Arsanis may need to obtain additional capital, which may not be available to Arsanis on acceptable terms or at all. If Arsanis does not have sufficient funds, Arsanis may not be able to further develop its product candidates or bring them to market and generate product revenue.

Arsanis expects to rely on third parties to conduct any future clinical trials and currently relies on third parties for some aspects of its research and preclinical studies, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research or testing.

Arsanis does not expect to independently conduct any future clinical trials of any product candidates. Arsanis expects to rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct any future clinical trials. In addition, Arsanis currently relies and expects to continue to rely on third parties to conduct some aspects of its research and preclinical studies. Any of these third parties may terminate their engagements with Arsanis, some in the event of an uncured material breach and some at any time for convenience. If any of its relationships with these third parties terminate, Arsanis may not be able to enter into arrangements with alternative third parties or to do so on commercially reasonable terms. Switching or adding additional third parties involves additional cost and requires management’s time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays may occur in Arsanis’s product development activities. Although Arsanis seeks to carefully manage its relationships with third parties, Arsanis could encounter similar challenges or delays in the future and these challenges or delays could have a material adverse impact on its business, financial condition and prospects.

Arsanis’s reliance on third parties for research and development activities will reduce its control over these activities but will not relieve Arsanis of its responsibilities. For example, Arsanis is responsible for ensuring that each of its studies is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and reliance on third parties does not relieve Arsanis of its responsibility to comply with any such requirements and standards. Arsanis and these third parties are required to comply with GCP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable regulatory authorities for all of its products in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If Arsanis or any of its third parties fail to comply with applicable GCPs, the clinical data generated in Arsanis’s clinical trials may be deemed unreliable and the FDA, the EMA, or comparable regulatory authorities may require Arsanis to perform additional clinical trials before approving its marketing applications. Arsanis cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of its clinical trials comply with GCP regulations. In addition, Arsanis’s clinical trials must be conducted with product produced under cGMP regulations. Arsanis’s failure to comply with these regulations may require Arsanis to repeat clinical trials, which would delay the regulatory approval process. Arsanis also is required to register ongoing clinical trials and post the results of completed clinical trials on a U.S. government-sponsored database, clinicaltrials.gov, within certain timeframes. Similar requirements are applicable outside the United States. Failure to comply can result in fines, adverse publicity and civil and criminal sanctions.

Furthermore, third parties on whom Arsanis relies may also have relationships with other entities, some of which may be Arsanis’s competitors. In addition, these third parties are not Arsanis’s employees, and except for remedies available to Arsanis under its agreements with such third parties, Arsanis cannot control whether or not they devote sufficient time and resources to its clinical, non-clinical and preclinical programs. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to Arsanis’s clinical protocols, regulatory requirements or for other reasons, Arsanis’s clinical trials may be extended, delayed or terminated and Arsanis may not be able to obtain, or may be delayed in obtaining, marketing approvals for its product candidates and will not be able to, or may be delayed in efforts to, successfully commercialize its products. As a result, Arsanis’s results of operations and the commercial prospects for its products would be harmed, costs could increase and ability to generate revenue could be delayed.

Arsanis’s reliance on third parties to manufacture product candidates will increase the risk that Arsanis will not have sufficient quantities of product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair its development or commercialization efforts.

Arsanis does not, and does not plan to, own or operate manufacturing facilities for the production of clinical or commercial supplies of any product candidates. Arsanis has limited personnel with experience in drug manufacturing and lack the resources and the capabilities to manufacture any product candidates on a clinical or commercial scale. Arsanis currently relies on third parties for supply of product candidates, and its strategy is to outsource all manufacturing of any product candidates and products to third parties.

In order to conduct any future clinical trials of any product candidates, Arsanis will need to have them manufactured in potentially large quantities. Arsanis’s third-party manufacturers may be unable to successfully increase the manufacturing capacity for any product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities and at any other time. For example, ongoing data on the stability of product candidates may shorten the expiry of such product candidates and lead to clinical trial material supply shortages in any future clinical trials, and potentially clinical trial delays. If these third-party manufacturers are unable to successfully scale up the manufacture of a product candidate in sufficient quality and quantity, the development, testing and clinical trials of that product candidate may be delayed or infeasible, and regulatory approval or commercial launch of that product candidate may be delayed or not obtained, which could significantly harm Arsanis’s business.

Arsanis’s use of new third-party manufacturers increases the risk of delays in production or insufficient supplies of product candidates as Arsanis transfers its manufacturing technology to these manufacturers and as they gain experience manufacturing Arsanis’s product candidates.

Even after a third-party manufacturer has gained significant experience in manufacturing certain product candidates or even if Arsanis believes it has succeeded in optimizing the manufacturing process, there can be no assurance that such manufacturer will produce sufficient quantities of such product candidates in a timely manner or continuously over time, or at all.

Arsanis does not currently have any agreements with third-party manufacturers for the long-term commercial supply of any product candidates. In the future, Arsanis may be unable to enter into agreements with third-party manufacturers for commercial supplies of product candidates, or may be unable to do so on acceptable terms. Even if Arsanis is able to establish and maintain arrangements with third-party manufacturers, reliance on third-party manufacturers entails risks, including:

•	reliance on the third party for regulatory compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the third party;

•	the possible misappropriation of Arsanis’s proprietary information, including trade secrets and know-how; and

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for Arsanis.

Third-party manufacturers may not be able to comply with cGMP requirements or similar regulatory requirements outside the United States. Arsanis’s failure, or the failure of its third-party manufacturers, to comply with applicable requirements could result in sanctions being imposed on Arsanis, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and/or criminal prosecutions, any of which could significantly and adversely affect supplies of product candidates.

Any product candidates and products that Arsanis develops may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under

cGMP requirements particularly for the development of mAbs, and that might be capable of manufacturing for Arsanis.

If the third parties that Arsanis engages to supply any materials or manufacture product for its preclinical tests and clinical trials should cease to continue to do so for any reason, Arsanis likely would experience delays in advancing these tests and trials while Arsanis identifies and qualifies replacement suppliers or manufacturers and Arsanis may be unable to obtain replacement supplies on favorable terms. In addition, if Arsanis is not able to obtain adequate supplies of its product candidates or the substances used to manufacture them, it will be more difficult for Arsanis to develop such product candidates and compete effectively.

Arsanis’s current and anticipated future dependence upon others for the manufacture of product candidates may adversely affect its future profit margins and ability to develop product candidates and commercialize any products that receive marketing approval on a timely and competitive basis.

Arsanis’s agreements with Adimab, LLC raise the potential for conflicts of interest.

Arsanis has entered into two agreements with Adimab, LLC, or Adimab, under which Arsanis was granted exclusive options to obtain ownership or exclusive worldwide licenses under specified patents relating to the development and commercialization of monoclonal antibodies. These agreements are important to Arsanis’s business and Arsanis has exercised certain of these options to a number of antibodies. Dr. Tillman U. Gerngross, the chairman of the Arsanis Board of Directors, is the Chief Executive Officer of Adimab. If there is a dispute between Arsanis and Adimab, Dr. Gerngross would have a conflict of interest because he simultaneously has a financial interest in and owes a fiduciary duty to both Adimab and Arsanis.

Risks Related to the Commercialization of Product Candidates

If Arsanis or its collaborators are unable to establish sales, medical affairs and marketing capabilities or enter into agreements with third parties to market and sell product candidates, Arsanis may be unable to generate any product revenue.

Arsanis does not currently have a sales and marketing organization and has never commercialized a product. To successfully commercialize any products that may result from Arsanis’s development programs such as its ASN500 program Arsanis will need to develop these capabilities, either on its own or with others. The establishment and development of Arsanis’s own commercial and medical science liaison teams or the engagement of a contract sales force to discuss any products Arsanis may develop will be expensive and time-consuming and could delay any product launch. Moreover, Arsanis cannot be certain that Arsanis will be able to successfully develop this capability. Arsanis may seek to enter into collaborations with entities regarding product candidates to utilize their established marketing and distribution capabilities, but Arsanis may be unable to enter into such agreements on favorable terms, if at all. If any future collaborators do not commit sufficient resources to commercialize Arsanis’s products, or Arsanis is unable to develop the necessary capabilities on its own, Arsanis will be unable to generate sufficient product revenue to sustain its business. Arsanis competes with many well-funded and profitable pharmaceutical and biotechnology companies that currently have extensive and experienced medical affairs, marketing and sales operations to recruit, hire, train and retain marketing and sales personnel. Arsanis also faces competition in its search for third parties to assist with the sales and marketing efforts of product candidates. Without an internal team or the support of a third party to perform marketing, sales and medical affairs functions, Arsanis may be unable to compete successfully against these more established companies.

The hospital formulary approval, insurance coverage and reimbursement status of newly approved products is uncertain. Failure to obtain or maintain adequate hospital formulary approval, insurance coverage and reimbursement for its products, if approved, could limit Arsanis’s ability to market those products and decrease its ability to generate product revenue.

Arsanis expects that hospital formulary approval, insurance coverage and reimbursement of its products, if approved, by hospital, government and other third-party payors will be essential for most patients to be able to access these treatments. Accordingly, sales of any product candidates, if approved, will depend substantially on the extent to which the costs of such product candidates will be paid by hospitals, health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or will be reimbursed by government authorities, private health coverage insurers and other third-party payors. Hospital formulary approval, insurance coverage and reimbursement by other third-party payors may depend upon several factors, including the third-party payor’s determination that use of a product is:

•	a necessary and covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient population;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining hospital formulary approval, insurance coverage and reimbursement for a product from third-party payors is a time-consuming and costly process that will require Arsanis to provide to the hospitals and payors supporting scientific, clinical and cost-effectiveness data. Arsanis may not be able to provide data sufficient to gain acceptance with respect to hospital formulary approval, insurance coverage and reimbursement. If hospital formulary approval, insurance coverage and reimbursement are not available, or are available only at limited levels, Arsanis may not be able to successfully commercialize any product candidates.

There is significant uncertainty related to hospital formulary approval, insurance coverage and reimbursement of newly approved products. In the United States, third-party payors, including government payors such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered and reimbursed. It is difficult to predict what third-party payors will decide with respect to the insurance coverage and reimbursement for product candidates.

Outside the United States, international operations generally are subject to extensive government price controls and other market regulations, and an increasing emphasis on cost-containment initiatives in the European Union, Canada and other countries may put pricing pressure on Arsanis. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the United States. Other countries may use different methods to keep the cost of medical products artificially low. Foreign price controls or other changes in pricing regulation could restrict the amount that Arsanis is able to charge for product candidates. Accordingly, in markets outside the United States, the reimbursement for Arsanis’s products may be reduced compared with the United States and may be insufficient to generate commercially reasonable product revenue.

Moreover, increasing efforts by hospital, government and other third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for product candidates. Arsanis expects to experience pricing pressures in connection with the sale of any product candidates due to the trend toward reducing hospital costs, managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes.

The commercial success of any product candidates will depend upon its degree of market acceptance by physicians, patients, hospitals, third-party payors and others in the medical community.

Even with the requisite approvals from the FDA in the United States, EMA in the European Union and other regulatory authorities internationally, the commercial success of product candidates, if approved, will significantly depend on the acceptance of physicians, hospitals and healthcare payors of product candidates as medically necessary, cost-effective and safe. Any product that Arsanis commercializes may not gain acceptance by physicians, hospitals, healthcare payors and others in the medical community. If these commercialized products do not achieve an adequate level of acceptance, Arsanis may not generate significant product revenue and may not become profitable. The degree of market acceptance of any product candidates, if approved for commercial sale, will depend on several factors, including:

•	the efficacy and safety of such product candidates as demonstrated in clinical trials;

•	the potential and perceived advantages of Arsanis’s product candidates over other treatments;

•	the cost effectiveness of treatment relative to alternative treatments;

•	the clinical indications for which the product candidate is approved by the FDA, the EMA or other regulatory body;

•	the willingness of physicians to prescribe new therapies over the existing standard of care and future new therapies;

•	the prevalence and severity of any side effects;

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product labeling or product insert requirements of the FDA, EMA or other regulatory authorities, including any limitations or warnings contained in a product’s approved labeling, including any black box warning;

•	relative convenience and ease of administration;

•	Arsanis’s ability to educate the medical community and third-party payors about the benefit of its product candidates;

•	the strength of marketing and distribution support;

•	the timing of market introduction of competitive products;

•	publicity concerning Arsanis’s products or competing products and treatments; and

•	sufficient third-party payor insurance coverage and reimbursement.

Even if a potential product displays a favorable efficacy and safety profile in preclinical studies and clinical trials, market acceptance of the product will not be fully known until after it is launched.

If Arsanis obtains approval to commercialize any product candidates outside of the United States, a variety of risks associated with international operations could materially adversely affect its business.

Arsanis expects that it will be subject to additional risks in commercializing any product candidates outside the United States, including:

•	different regulatory requirements for approval of drugs and biologics in foreign countries;

•	reduced protection for intellectual property rights;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geopolitical actions, including war and terrorism or natural disasters including earthquakes, typhoons, floods and fires.

Risks Related to Arsanis’s Business Operations

Arsanis is substantially dependent on its remaining employees to facilitate the consummation of a strategic transaction.

Following its previously disclosed reduction in workforce, as of February 11, 2019, Arsanis’s workforce was comprised of 16 employees. Arsanis’s ability to successfully complete a strategic transaction depends in large part on its ability to retain certain of its remaining personnel. Despite Arsanis’s efforts to retain these employees, one or more may terminate their employment with Arsanis on short notice. The loss of the services of any of these employees could potentially harm Arsanis’s ability to consummate the Merger, to run Arsanis’s day-to-day operations, as well as fulfill Arsanis’s reporting obligations as a public company.

Arsanis may experience difficulties in managing reductions in force.

Effecting its ongoing and planned reductions in workforce has, and is expected to continue to, place significant strains on management, Arsanis’s employees and its operational, financial and other resources. Furthermore, reductions in force involve certain additional costs, including severance and benefits payments to terminated employees, and Arsanis may also incur liabilities from early termination or assignment of contracts, potential litigation or other effects from such reduction in workforce. Such effects from the reduction in workforce could have a material adverse effect on Arsanis’s ability to execute on its business plan. There can be no assurance that Arsanis will be successful in implementing its reduction in workforce.

Product liability lawsuits against Arsanis could cause Arsanis to incur substantial liabilities and could limit commercialization of any product candidates that Arsanis may develop.

Arsanis faces an inherent risk of product liability exposure related to the testing of product candidates in clinical trials and may face an even greater risk if Arsanis commercializes any products that it may develop. If Arsanis cannot successfully defend itself against claims that its product candidates caused injuries, Arsanis could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates that Arsanis may develop;

•	loss of revenue;

•	substantial monetary awards to trial participants or patients;

•	significant time and costs to defend the related litigation;

•	withdrawal of clinical trial participants;

•	the inability to commercialize any product candidates that Arsanis may develop; and

•	injury to Arsanis’s reputation and significant negative media attention.

Arsanis’s insurance coverage may not be adequate to cover all liabilities that Arsanis may incur. Arsanis anticipates that it will need to increase its insurance coverage each time Arsanis commences a clinical trial and if Arsanis successfully commercializes any product candidate. Insurance coverage is increasingly expensive. Arsanis may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Arsanis’s internal computer systems, or those of any collaborators or contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of Arsanis’s product development programs.

Arsanis’s internal computer systems and those of any collaborators, contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While Arsanis has not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in Arsanis’s operations, it could result in a material disruption of Arsanis’s development programs and its business operations, whether due to a loss of its trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in Arsanis’s regulatory approval efforts and significantly increase its costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, Arsanis’s data or applications, or inappropriate disclosure of confidential or proprietary information, Arsanis could incur liability, its competitive position could be harmed and the further development and commercialization of its product candidates could be delayed.

Arsanis’s employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

Arsanis is exposed to the risk of fraud or other misconduct by its employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures to:

•	comply with FDA regulations or the regulations applicable in the European Union and other jurisdictions;

•	provide accurate information to the FDA, the EMA and other regulatory authorities;

•	comply with healthcare fraud and abuse laws and regulations in the United States and abroad;

•	comply with the U.S. Foreign Corrupt Practices Act, or FCPA, or other anti-corruption laws and regulations;

•	report financial information or data accurately; or

•	disclose unauthorized activities to Arsanis.

In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations regulate a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Other forms of misconduct could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA, EMA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to Arsanis’s reputation. Arsanis has adopted a code of conduct and implemented other internal controls applicable to all of its employees, but it is not always possible to identify and deter employee misconduct, and the precautions Arsanis takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Arsanis from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against

Arsanis, and Arsanis is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, financial condition, results of operations and prospects, including the imposition of significant fines or other sanctions.

The United Kingdom’s “Brexit” vote in favor of withdrawing from the European Union could adversely impact operations, make it more difficult for Arsanis to do business in Europe and impose additional regulatory costs and challenges in securing approval of its candidate products.

On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union, commonly referred to as “Brexit.” Thereafter, on March 29, 2017, the country formally notified the European Union of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. The withdrawal of the United Kingdom from the European Union will take effect either on the effective date of the withdrawal agreement or, in the absence of agreement, two years after the United Kingdom provided its notice of withdrawal.

It appears likely that this withdrawal will involve a process of lengthy negotiations between the United Kingdom and European Union member states to determine the future terms of the United Kingdom’s relationship with the European Union. This could lead to a period of considerable uncertainty and volatility, particularly in relation to United Kingdom financial and banking markets. Weakening of economic conditions or economic uncertainties tend to harm Arsanis’s business, and if such conditions emerge in the U.K. or in the rest of Europe, it may have a material adverse effect on operations and sales.

Currency exchange rates in the pound sterling and the euro with respect to each other and the U.S. dollar have already been adversely affected by Brexit and that may continue to be the case. In addition, depending on the terms of Brexit, the United Kingdom could lose the benefits of global trade agreements negotiated by the European Union on behalf of its members, which may result in increased trade barriers which could make doing business in Europe more difficult.

Arsanis may also face new and additional regulatory costs and challenges from Brexit that could have a material adverse effect on operations. Since a significant proportion of the regulatory framework in the United Kingdom is derived from European Union directives and regulations, the referendum could materially impact the regulatory regime with respect to the approval of Arsanis’s product candidates in the United Kingdom or the European Union. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent Arsanis from commercializing product candidates in the United Kingdom and/or the European Union and restrict its ability to generate revenue and achieve and sustain profitability. If any of these outcomes occur, Arsanis may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom and/or European Union for its product candidates, which could significantly and materially harm Arsanis’s business.

Arsanis might not be able to utilize a significant portion of net operating loss carryforwards and research and development tax credit carryforwards.

As of December 31, 2017, Arsanis had U.S. federal and state net operating loss carryforwards of $24.2 million and $20.4 million, respectively, which begin to expire in 2031 and 2036, respectively. In addition, as of December 31, 2017, Arsanis had foreign net operating loss carryforwards of $56.3 million, which do not expire. As of December 31, 2017, Arsanis also had U.S. federal and state research and development tax credit carryforwards of $0.3 million and $0.1 million, respectively, which begin to expire in 2032 and 2031, respectively. These net operating loss and tax credit carryforwards could expire unused and be unavailable to offset Arsanis’s future income tax liabilities. In addition, under Section 382 of the Code, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. Arsanis has not determined if it has experienced Section 382 ownership changes in the past and if a portion of net operating loss and tax credit carryforwards are subject to an annual limitation under Section 382. It is likely that the Merger will constitute an “ownership change” for purposes of Section 382 and that, therefore, Arsanis’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. In addition, Arsanis may experience ownership changes in the future as a result of subsequent changes in stock ownership, some of which may be outside of its control. If Arsanis determines that an ownership change has occurred and its ability to use historical net operating loss and tax credit carryforwards is materially limited, it would harm Arsanis’s future operating results by effectively increasing future tax obligations.

The recently passed comprehensive tax reform bill could adversely affect Arsanis’s business and financial condition.

On December 22, 2017, President Trump signed into law new legislation that significantly revised the Code. The newly enacted federal income tax law, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), limitation of the deduction for net operating losses to 80% of current year income and elimination of net operating loss carrybacks, one time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, reduction of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits. Notwithstanding the reduction in the corporate income tax rate, the overall impact of the new federal tax law is uncertain and Arsanis’s business and financial condition could be adversely affected. In addition, it is uncertain how various states will respond to the newly enacted federal tax law. The impact of this tax reform on holders of Arsanis Common Stock is also uncertain and could be adverse. Arsanis urges its stockholders to consult with their legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding its common stock.

Arsanis’s effective tax rate may fluctuate, and Arsanis may incur obligations in tax jurisdictions in excess of accrued amounts.

Arsanis is subject to taxation in numerous U.S. states and territories. As a result, Arsanis’s effective tax rate is derived from a combination of applicable tax rates in the various places that it operates. In preparing its financial statements, Arsanis estimates the amount of tax that will become payable in each of such places. Nevertheless, Arsanis’s effective tax rate may be different than experienced in the past due to numerous factors, including passage of the newly enacted federal income tax law, the consummation of the Merger, changes in the mix of profitability from state to state, the results of examinations and audits of tax filings, inability to secure or sustain acceptable agreements with tax authorities, changes in accounting for income taxes and changes in tax laws. Any of these factors could cause Arsanis to experience an effective tax rate significantly different from previous periods or current expectations and may result in tax obligations in excess of amounts accrued in Arsanis’s financial statements.

Risks Related to Arsanis’s Intellectual Property

If Arsanis is unable to obtain and maintain patent protection for its products and technology, or if the scope of the patent protection obtained is not sufficiently broad or robust, its competitors could develop and commercialize products and technology similar or identical to Arsanis’s, and Arsanis’s ability to successfully commercialize products and technology may be adversely affected.

Arsanis’s success depends, in part, on its ability to obtain and maintain patent protection in the United States and other countries with respect to product candidates and technology. Arsanis and its licensors have sought, and intend to seek, to protect its proprietary position by filing patent applications in the United States and abroad related to product candidates and technology that are important to its business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has, in recent years, been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of patent rights are highly uncertain. Arsanis’s pending and future patent applications may not result in patents being issued which protect its technology or product candidates or which effectively prevent others from commercializing competitive technologies and product candidates. Since patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, Arsanis cannot be certain that Arsanis or its licensors were the first to file a patent application relating to any particular aspect of a product candidate. Furthermore, if third parties have filed such patent applications, an interference proceeding in the United States can be initiated by such third party, or by the United States Patent and Trademark Office, or USPTO, itself, to determine who was the first to invent any of the subject matter covered by the patent claims of its applications.

The patent prosecution process is expensive, time-consuming and complex, and Arsanis may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that Arsanis will fail to identify patentable aspects of its research and development output before it is too late to obtain patent protection.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will be due to be paid to the USPTO, and various government patent agencies outside of the United States over the lifetime of Arsanis’s licensed patents and/or applications and any patent rights Arsanis owns or may own in the future. Arsanis relies, in part, on outside counsel or licensing partners to pay these fees due to the USPTO and to non-U.S. patent agencies. The USPTO and various non-U.S. government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. Arsanis employs reputable law firms and other professionals to help Arsanis comply and is also dependent on licensors to take the necessary action to comply with these requirements with respect to its licensed intellectual property. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market and this circumstance could have a material adverse effect on Arsanis’s business.

Filing, prosecuting and enforcing patents on product candidates in all countries throughout the world would be prohibitively expensive, and Arsanis’s intellectual property rights in some countries outside the United States could be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, Arsanis may not be able to prevent third parties from infringing its patents in all countries outside the United States, or from selling or importing products that infringe its patents in and into the United States or other jurisdictions. Competitors may use Arsanis’s technologies in jurisdictions where Arsanis has not obtained patent protection to develop its own products and, further, may export otherwise infringing products to territories where Arsanis has patent protection, but enforcement is not as strong as that in the United States. These products may compete with Arsanis’s products and patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Even if the patent applications Arsanis licenses or owns do issue as patents, they may not issue in a form that will provide any meaningful protection, prevent competitors or other third parties from competing with Arsanis or otherwise provide any competitive advantage. Arsanis’s competitors or other third parties may be able to circumvent its patents by developing similar or alternative technologies or products in a non-infringing manner. For example, there can be no assurance that Arsanis’s issued patents contain and pending applications will contain, if granted, claims of sufficient breadth to cover all antibodies alleged to be biosimilar versions of product candidates.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and Arsanis’s patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit Arsanis’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of technology and product candidates. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, Arsanis’s intellectual property may not provide sufficient rights to exclude others from commercializing similar or identical products.

Changes in patent law could diminish the value of patents in general, thereby impairing Arsanis’s ability to protect product candidates.

As is the case with other biotechnology and pharmaceutical companies, Arsanis’s success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity, and obtaining and enforcing biopharmaceutical patents is costly, time consuming and inherently uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, and these decisions have narrowed the scope of patent protection available in certain circumstances or weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to Arsanis’s and its licensors’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on future decisions by the U.S. Congress, the federal courts and the USPTO, as well as similar bodies in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that may weaken Arsanis’s and its licensors’ ability to obtain new patents or to enforce existing patents and patents Arsanis and its licensors or any collaborators may obtain in the future.

Patent reform legislation enacted in the United States in 2011 could increase the uncertainties and costs surrounding the prosecution of Arsanis’s and its licensors’ patent applications and the enforcement or defense of Arsanis’s or its licensors’ issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation and switch the U.S. patent system from a “first to invent” system to a “first inventor to file” system. The USPTO has developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first inventor to file provisions, became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of Arsanis’s business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Arsanis’s or its licensors’ patent applications and the enforcement or defense of Arsanis’s or its licensors’ issued patents, all of which could have a material adverse effect on Arsanis’s business and financial condition.

Arsanis’s rights to develop and commercialize product candidates are subject, in part, to the terms and conditions of licenses granted to Arsanis by others, and, if Arsanis fails to comply with its obligations under these arrangements, Arsanis could lose such intellectual property rights or owe damages to the licensor of such intellectual property.

Arsanis is a party to several intellectual property license and option agreements, including agreements with the Bill & Melinda Gates Foundation, or the Gates Foundation, and Adimab, that are important to its business, and may need to obtain additional licenses from others to advance research or allow commercialization of any product candidates that Arsanis may develop. These and other licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which Arsanis may wish to develop or commercialize technology and product candidates in the future. It is possible that Arsanis may be unable to obtain additional licenses at a reasonable cost or on reasonable terms, if at all. As a result, Arsanis may not be able to prevent competitors from developing and commercializing competitive products in territories included in all of its licenses. In that event, Arsanis may be required to expend significant time and resources to redesign its product candidates or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If unable to do so, Arsanis may be unable to develop or commercialize the affected product candidates, which could harm its business significantly.

Arsanis’s existing license agreements impose, and Arsanis expects that future license agreements will impose, various diligence, development and commercialization timelines, milestone payments, royalties and other obligations. If Arsanis fails to comply with its obligations under these agreements, or Arsanis is subject to a bankruptcy, the licensor may have the right to terminate the license, in which event Arsanis would not be able to market products covered by the license.

For example, Arsanis has entered into two agreements with Adimab under which Arsanis was granted exclusive options to obtain ownership or exclusive worldwide licenses under specified patents relating to the development and commercialization of monoclonal antibodies, and Arsanis has exercised certain of those options to a number of antibodies. Arsanis’s agreements with Adimab impose specified diligence, milestone payment, royalty, asset transfer payment, acquisition payment, prosecution, insurance and other obligations. If Arsanis fails to comply with its obligations under the licenses, Adimab may have the right to terminate the license agreements, in which event Arsanis might not be able to market, and may be required to transfer to Adimab its rights in, any product that is covered by the Adimab agreements, including ASN100. Termination of the license agreements may also result in Arsanis having to negotiate a new or reinstated license with less favorable terms, which would have a material adverse impact on its business. Further, under Arsanis’s agreements with Adimab, under certain circumstances, Adimab is permitted to transfer to third parties antibody libraries that may include antibodies that Arsanis has licensed from Adimab, as well as certain information regarding certain attributes of such antibodies.

In Arsanis’s existing license agreements, and Arsanis expects in future agreements, patent prosecution of its licensed technology is in certain cases controlled solely by the licensor, and Arsanis is in certain cases required to reimburse the licensor for their costs of patent prosecution. If Arsanis’s licensors fail to obtain and maintain patent or other protection for the proprietary intellectual property Arsanis licenses from them, Arsanis could lose rights to the intellectual property or exclusivity with respect to those rights, and its competitors could market competing products covered by the intellectual property. Further, in each of Arsanis’s license agreements Arsanis is responsible for bringing any actions against any third party for infringing the patents licensed. Certain of Arsanis’s license agreements also require Arsanis to meet development thresholds to maintain the license, including establishing a set timeline for developing and commercializing products and minimum yearly diligence obligations in developing and commercializing the product. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which Arsanis’s technology and processes infringe the intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under any collaborative development relationships;

•	Arsanis’s diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship or ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Arsanis’s licensors and Arsanis and its partners; and

•	the priority of invention of patented technology.

If disputes over intellectual property that Arsanis has licensed prevent or impair its ability to maintain current licensing arrangements on acceptable terms, Arsanis may be unable to successfully develop and commercialize the affected product candidates.

In addition, the agreements under which Arsanis currently licenses intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what Arsanis believes to be the scope of its rights to the relevant intellectual property or technology, or increase what Arsanis believes to be its financial or other obligations under the relevant agreement, either of which could have a material adverse effect on its business, financial condition, results of operations and prospects.

The exercise by the Gates Foundation of its licenses to certain of Arsanis’s intellectual property and its development and commercialization of products that Arsanis is also developing and commercializing could have an adverse impact on its market position.

In April 2017, Arsanis entered into a letter agreement with the Gates Foundation. In connection with the letter agreement, the Gates Foundation purchased $8.0 million of shares of Arsanis’s Series D convertible preferred stock, and Arsanis committed to use the proceeds from the investment by the Gates Foundation solely to advance the development of a specified antibody program, which involves the monoclonal antibodies ASN-1, ASN-2 and ASN-3 and its product candidate ASN100. Arsanis agreed to grant to the Gates Foundation three non-exclusive, sublicensable licenses to research, develop, manufacture, seek regulatory approval for and commercialize antibodies that Arsanis or its research contractors discover in specified areas of global health that the Gates Foundation has identified as underinvested or disproportionately impacting poor and vulnerable populations, including ASN100, for the treatment of neonatal sepsis caused by S. aureus. Two of these non-exclusive licenses will only be granted upon request from the Gates Foundation, and the third, although it has already been granted, would only be exercisable by the Gates Foundation upon certain “trigger events,” as described further in the agreement.

In February 2017, Arsanis entered into a grant agreement with the Gates Foundation, which was amended and restated in August 2018. In connection with the grant agreement, the Gates Foundation granted Arsanis certain funds, which Arsanis is obligated to use to conduct preclinical development of monoclonal antibodies for the prevention of RSV infection in newborns, which Arsanis refers to as the RSV project.

In August 2018, Arsanis entered into a second grant agreement with the Gates Foundation pursuant to which the Gates Foundation granted Arsanis up to $1.1 million to conduct preclinical development activities for the RSV project that were not included in the February 2017 grant agreement, as amended and restated in August 2018. In connection with the grant agreements, Arsanis has granted the Gates Foundation a non-exclusive, sublicensable license to research and develop, manufacture, seek regulatory approval for and commercialize antibodies developed under the agreements for the benefit of people in developing countries.

The exercise by the Gates Foundation of any of its non-exclusive licenses to certain of Arsanis’s intellectual property (or its right to obtain such licenses), and its development and commercialization of product candidates and products that Arsanis is also developing and commercializing, could have an adverse impact on Arsanis’s market position.

Arsanis may become involved in lawsuits to protect or enforce its intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe Arsanis’s patents or the patents of its licensing partners, or Arsanis may be required to defend against claims of infringement. To counter infringement or unauthorized use claims or to defend against claims of infringement can be expensive and time consuming. Even if resolved in Arsanis’s favor, litigation or other legal proceedings relating to intellectual property claims may cause Arsanis to incur significant expenses and could distract technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Arsanis Common Stock. Such litigation or proceedings could substantially increase operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Arsanis may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of Arsanis’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than Arsanis could because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on Arsanis’s ability to compete in the marketplace.

In addition, many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property, particularly those relating to biotechnology products, which could make it difficult for Arsanis to stop the infringement of its patents or marketing of competing products in violation of Arsanis’s proprietary rights generally. Proceedings to enforce Arsanis’s patent rights in foreign jurisdictions could result in substantial costs and divert efforts and attention from other aspects of its business, could put Arsanis’s patents at risk of being invalidated or interpreted narrowly and its patent applications at risk of not issuing and could provoke third parties to assert claims against Arsanis. Arsanis may not prevail in any lawsuits that Arsanis initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, Arsanis’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Arsanis owns, develops or licenses.

Issued patents covering any product candidates Arsanis develops could be found invalid or unenforceable if challenged in court. Arsanis may not be able to protect its trade secrets in court.

If one of Arsanis’s licensing partners or Arsanis initiates legal proceedings against a third party to enforce a patent covering one of its product candidates, the defendant could counterclaim that the patent covering Arsanis’s product candidate is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description or non-enablement. In addition, patent validity challenges may, under certain circumstances, be based upon non-statutory obviousness-type double patenting, which, if successful, could result in a finding that the claims are invalid for obviousness-type double patenting or the loss of patent term, including a patent term adjustment granted by the USPTO, if a terminal disclaimer is filed to obviate a finding of obviousness-type double patenting. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld information material to patentability from the USPTO, or made a misleading statement, during prosecution. Third parties also may raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, inter partes review and equivalent proceedings in foreign jurisdictions. Such proceedings could result in the revocation or cancellation of or amendment to Arsanis’s patents in such a way that they no longer cover its product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, Arsanis cannot be certain that there is no invalidating prior art of which the patent examiner and Arsanis or its licensing partners were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, Arsanis could lose at least part, and perhaps all, of the patent protection on one or more of its product candidates. Such a loss of patent protection could have a material adverse impact on Arsanis’s business.

In addition to the protection afforded by patents, Arsanis relies on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that Arsanis elects not to patent, processes for which patents are difficult to enforce and any other elements of its product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect, and some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Arsanis seeks to protect its proprietary technology and processes, in part, by entering into confidentiality agreements with Arsanis’s employees, consultants, scientific advisors and contractors. Arsanis cannot guarantee that Arsanis has entered into such agreements with each party that may have or have had access to trade secrets or proprietary technology and processes. Arsanis also seeks to preserve the integrity and confidentiality of its data and trade secrets by maintaining physical security of its premises and physical and electronic security of its information technology systems. While Arsanis has confidence in these individuals, organizations and systems, agreements or security measures may be breached, and Arsanis may not have adequate remedies for any breach. In addition, Arsanis’s trade secrets may otherwise become known or be independently discovered by competitors.

Third parties may initiate legal proceedings alleging that Arsanis is infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of Arsanis’s business.

Arsanis’s commercial success depends upon its ability and the ability of any collaborators to develop, manufacture, market and sell its product candidates and use proprietary technologies without infringing the proprietary rights and intellectual property of third parties. Arsanis cannot provide any assurances that third-party patents do not exist which might be enforced against its current manufacturing methods, product candidates or future methods or products, resulting in either an injunction prohibiting Arsanis’s manufacture or sales, or, with respect to Arsanis’s sales, an obligation on Arsanis’s part to pay royalties and/or other forms of compensation to third parties. The biotechnology and pharmaceutical industries are characterized by extensive and complex litigation regarding patents and other intellectual property rights. Arsanis may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to its product candidates and technology, including interference proceedings, post grant review and inter partes review before the USPTO. The risks of being involved in such litigation and proceedings may also increase as any product candidates that Arsanis develops approach commercialization and as Arsanis gains greater visibility as a public company. Third parties may assert infringement claims against Arsanis based on existing patents or patents that may be granted in the future, regardless of their merit. There is a risk that third parties may choose to engage in litigation with Arsanis to enforce or to otherwise assert their patent rights. Even if Arsanis believes such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could materially and adversely affect its ability to commercialize any product candidates or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such U.S. patent in federal court, Arsanis would need to overcome a presumption of validity. As this burden is a high one requiring Arsanis to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent.

If Arsanis is found to infringe a third party’s valid and enforceable intellectual property rights, Arsanis could be required to obtain a license from such third party to continue developing, manufacturing and marketing Arsanis’s product candidates and technology. However, Arsanis may not be able to obtain any required license on commercially reasonable terms or at all. Even if Arsanis were able to obtain a license, it could be non-exclusive, thereby giving competitors and other third parties access to the same technologies licensed to Arsanis, and it could require Arsanis to make substantial licensing and royalty payments. Arsanis could be forced, including by court order, to cease developing, manufacturing and commercializing the infringing technology or product candidates. In addition, Arsanis could be found liable for monetary damages, including treble damages and attorneys’ fees, if Arsanis is found to have willfully infringed a patent or other intellectual property right. A finding of infringement could prevent Arsanis from manufacturing and commercializing its product candidates or force Arsanis to cease some of its business operations, which could materially harm Arsanis’s business. Claims that Arsanis has misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on Arsanis’s business, financial condition, results of operations and prospects.

Others may claim an ownership interest in Arsanis’s intellectual property and product candidates, which could expose Arsanis to litigation and have a significant adverse effect on its prospects.

While Arsanis is presently unaware of any claims or assertions by third parties with respect to its patents or other intellectual property, Arsanis cannot guarantee that a third party will not assert a claim or an interest in any of such patents or intellectual property. For example, a third party may claim an ownership interest in one or more of Arsanis’s, or its licensors’, patents or other proprietary or intellectual property rights. A third party could bring legal actions against Arsanis and seek monetary damages or enjoin clinical testing, manufacturing or marketing of the affected product candidate or product. If Arsanis becomes involved in any litigation, it could consume a substantial portion of Arsanis’s resources and cause a significant diversion of effort by technical and management personnel. If any such action is successful, in addition to any potential liability for damages, Arsanis could be required to obtain a license to continue to manufacture or market the affected product candidate or product, in which case Arsanis could be required to pay substantial royalties or grant cross-licenses to patents. Arsanis cannot, however, assure you that any such license would be available on acceptable terms, if at all. Ultimately, Arsanis could be prevented from commercializing a product, or forced to cease some aspect of its business operations as a result of claims of patent infringement or violation of other intellectual property rights. Further, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of any adverse party. This is especially true in intellectual property cases, which may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Any of the foregoing could have a material adverse effect on Arsanis’s business, financial condition, results of operations or prospects.

If Arsanis is unable to protect the confidentiality of its proprietary information, the value of Arsanis’s technology and products could be adversely affected.

Trade secrets and know-how can be difficult to protect. To maintain the confidentiality of trade secrets and proprietary information, Arsanis enters into confidentiality agreements with its employees, consultants, collaborators and others upon the commencement of their relationships with Arsanis. These agreements require that all confidential information developed by the individual or made known to the individual by Arsanis during the course of the individual’s relationship with Arsanis be kept confidential and not disclosed to third parties. Arsanis’s agreements with employees and personnel policies also provide that any inventions conceived by the individual in the course of rendering services to Arsanis shall be its exclusive property. However, Arsanis may not obtain these agreements in all circumstances, and individuals with whom Arsanis has these agreements may not comply with their terms. Thus, despite such agreement, there can be no assurance that such inventions will not be assigned to third parties. In the event of unauthorized use or disclosure of Arsanis’s trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection, particularly for Arsanis’s trade secrets or other confidential information. To the extent that Arsanis’s employees, consultants or contractors use technology or know-how owned by third parties in their work for Arsanis, disputes may arise between Arsanis and those third parties as to the rights in related inventions. To the extent that an individual who is not obligated to assign rights in intellectual property to Arsanis is rightfully an inventor of intellectual property, Arsanis may need to obtain an assignment or a license to that intellectual property from that individual, or a third party or from that individual’s assignee. Such assignment or license may not be available on commercially reasonable terms or at all.

Adequate remedies may not exist in the event of unauthorized use or disclosure of proprietary information. The disclosure of Arsanis’s trade secrets would impair its competitive position and may materially harm Arsanis’s business, financial condition and results of operations. Costly and time-consuming litigation could be necessary to enforce and determine the scope of Arsanis’s proprietary rights, and failure to maintain trade secret protection could adversely affect its competitive business position. In addition, others may independently discover or develop Arsanis’s trade secrets and proprietary information, and the existence of Arsanis’s own trade secrets affords no protection against such independent discovery. For example, a public presentation in the scientific or popular press on the properties of Arsanis’s product candidates could motivate a third party, despite any perceived difficulty, to assemble a team of scientists having backgrounds similar to those of Arsanis’s employees to attempt to independently reverse engineer or otherwise duplicate antibody technologies to replicate Arsanis’s success.

Arsanis may be subject to claims asserting that its employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what Arsanis regards as its own intellectual property.

Many of Arsanis’s employees, consultants or advisors are currently, or were previously, employed at universities or other biotechnology or pharmaceutical companies, including its competitors or potential competitors. Although Arsanis tries to ensure that its employees, consultants and advisors do not use the proprietary information or know-how of others in their work, Arsanis may be subject to claims that these individuals, or Arsanis, have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer, or that patents and applications Arsanis has filed to protect inventions of these employees, even those related to one or more of its product candidates, are rightfully owned by their former or current employer. Litigation may be necessary to defend against these claims. If Arsanis fails in defending any such claims, in addition to paying monetary damages, Arsanis may lose valuable intellectual property rights or personnel. Even if Arsanis is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is Arsanis’s policy to require its employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to Arsanis, Arsanis may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that Arsanis regards as its own. The assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and Arsanis may be forced to bring claims against third parties, or defend claims that they may bring against Arsanis, to determine the ownership of what Arsanis regards as its intellectual property.

If Arsanis’s trademarks and trade names are not adequately protected, then Arsanis may not be able to build name recognition in its markets of interest and business may be adversely affected.

Arsanis has not yet registered trademarks in its potential markets. Any registered trademarks or trade names may be challenged, circumvented or declared generic or determined to be infringing on other marks. Arsanis may not be able to protect its rights to these trademarks and trade names, which Arsanis needs to build name recognition among potential partners or customers in markets of interest. At times, competitors may adopt trade names or trademarks similar to Arsanis’s, thereby impeding Arsanis’s ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of Arsanis’s registered or unregistered trademarks or trade names. Over the long term, if Arsanis is unable to establish name recognition based on its trademarks and trade names, then Arsanis may not be able to compete effectively and its business may be adversely affected. Arsanis’s efforts to enforce or protect proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact its financial condition or results of operations.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by Arsanis’s intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect its business or permit Arsanis to maintain its competitive advantage. For example:

•

others may be able to make products that are similar to product candidates Arsanis develops but that are not covered by the claims of the patents that Arsanis owns or licenses or may own in the future;

•

Arsanis, or any partners or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that Arsanis licenses or may own in the future;

•	Arsanis, or any partners or collaborators, might not have been the first to file patent applications covering certain of Arsanis’s or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of Arsanis’s technologies without infringing its owned or licensed intellectual property rights;

•	it is possible that Arsanis’s pending licensed patent applications or those that Arsanis may own in the future will not lead to issued patents;

•	issued patents that Arsanis holds rights to may be held invalid or unenforceable, including as a result of legal challenges by its competitors;

•

Arsanis’s competitors might conduct research and development activities in countries where Arsanis does not have patent rights and then use the information learned from such activities to develop competitive products for sale in major commercial markets;

•	Arsanis may not develop additional proprietary technologies that are patentable;

•	the patents of others may have an adverse effect on Arsanis’s business; and

•	Arsanis may choose not to file a patent for certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could significantly harm Arsanis’s business, financial condition, results of operations and prospects.

Risks Related to Regulatory Approval and Other Legal Compliance Matters

The regulatory approval processes of the FDA, the EMA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if Arsanis is ultimately unable to obtain regulatory approval for any product candidates, Arsanis’s business will be substantially harmed.

The time required to obtain approval by the FDA is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Arsanis has not obtained regulatory approval for any product candidate and it is possible that none of Arsanis’s existing product candidates or any product candidates Arsanis may seek to develop in the future will ever obtain regulatory approval.

Any product candidates that Arsanis develops could fail to receive regulatory approval for many reasons, including the following:

•	the FDA may disagree with the design or implementation of Arsanis’s clinical trials;

•	Arsanis may be unable to demonstrate to the satisfaction of the FDA that a product candidate is safe, pure and potent or effective for its proposed indication;

•	results of clinical trials may not meet the evidentiary standards required by the FDA for approval;

•	Arsanis may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	FDA may disagree with Arsanis’s interpretation of data from preclinical studies or clinical trials;

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data collected from clinical trials of Arsanis’s product candidates may not be sufficient to support the submission of a biologics license application, or BLA, to the FDA or other submission or to obtain regulatory approval in the United States;

•	FDA may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which Arsanis contracts for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA may significantly change in a manner rendering Arsanis’s clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in Arsanis’s failing to obtain regulatory approval to market any product candidates, which would significantly harm its business, results of operations and prospects. The FDA has substantial discretion in the approval process, and determining when or whether regulatory approval will be obtained for any product candidates. Even if Arsanis believes the data collected from clinical trials of its product candidates are promising, such data may not be sufficient to support approval by the FDA.

In addition, even if Arsanis were to obtain approval, regulatory authorities may approve any of its product candidates for fewer or more limited indications than Arsanis requests, may not approve the price Arsanis intends to charge for its products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for product candidates.

Inadequate funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of Arsanis’s business may rely, which could negatively impact its business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, the ability to hire and retain key personnel and to accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which Arsanis’s operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect Arsanis’s business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process Arsanis’s regulatory submissions, which could have a material adverse effect on its business. Further, in Arsanis’s operations as a public company, future government shutdowns could impact its ability to access the public markets and obtain necessary capital in order to properly capitalize and continue its operations.

Arsanis, or any future collaborator, may not be able to obtain orphan drug designation or orphan drug exclusivity for product candidates.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States.

Even if Arsanis, or any future collaborator, obtains orphan drug designation for a product candidate, Arsanis, or they, may not be able to obtain orphan drug exclusivity for that product candidate. Generally, a product with orphan drug designation only becomes entitled to orphan drug exclusivity if it receives the first marketing approval for the indication for which it has such designation, in which case the FDA or the EMA will be precluded from approving another marketing application for the same drug for that indication for the applicable exclusivity period. The applicable exclusivity period is seven years in the United States and 10 years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or the EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Even if Arsanis, or any future collaborator, obtains orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because the FDA has taken the position that, under certain circumstances, another drug with the same active moiety can be approved for the same condition. Specifically, the FDA’s regulations provide that it can approve another drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

On August 3, 2017, Congress passed the FDA Reauthorization Act of 2017, or FDARA. FDARA, among other things, codified the FDA’s pre-existing regulatory interpretation, to require that a drug sponsor demonstrate the clinical superiority of an orphan drug that is otherwise the same as a previously approved drug for the same rare disease in order to receive orphan drug exclusivity. The new legislation reverses prior precedent holding that the Orphan Drug Act unambiguously requires that the FDA recognize the orphan exclusivity period regardless of a showing of clinical superiority. The FDA may further reevaluate the Orphan Drug Act and its regulations and policies. Arsanis does not know if, when, or how the FDA may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect its business. Depending on what changes the FDA may make to its orphan drug regulations and policies, Arsanis’s business could be adversely impacted.

A Fast Track designation by the FDA may not actually lead to a faster development, regulatory review or approval process.

If a product is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet needs for this condition, the treatment sponsor may apply for FDA Fast Track designation. Fast Track designation does not ensure that Arsanis will experience a faster development, regulatory review or approval process compared to conventional FDA procedures. Additionally, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from Arsanis’s clinical development program.

Even if Arsanis completes the necessary preclinical and clinical studies, the marketing approval process is expensive, time consuming and uncertain and may prevent Arsanis or any future collaborators from obtaining approvals for the commercialization of product candidates. As a result, Arsanis cannot predict when or if, and in which territories, Arsanis, or any future collaborator, will obtain marketing approval to commercialize a product candidate.

The research, testing, manufacturing, labeling, approval, selling, marketing, promotion and distribution of drug products are subject to extensive regulation by the FDA, EMA and other regulatory authorities, and regulations may differ from country to country. Arsanis, and any future collaborators, are not permitted to market product candidates in the United States or in other countries until Arsanis, or they, receives approval of a BLA from the FDA, approval of a marketing authorization application, or MAA, from the EMA, or marketing approval from other applicable regulatory authorities. Arsanis is in the early stages of product candidate development and is subject to the risks of failure inherent in that process. Arsanis has not submitted an application for or received marketing approval for any product candidate in the United States, Europe or in any other jurisdiction. Arsanis has not yet been successful at conducting and managing the clinical trials necessary to obtain marketing approvals, including FDA approval of a BLA and EMA approval of an MAA.

The process of obtaining marketing approvals, both in the United States and abroad, is lengthy, expensive and uncertain. It may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved.

In addition, changes in marketing approval policies during the development period, changes in or the enactment or promulgation of additional statutes, regulations or guidance or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that Arsanis’s data is insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical studies could delay, limit or prevent marketing approval of a product candidate. Any marketing approval Arsanis, or any future collaborator, ultimately obtains may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

Any delay in obtaining or failure to obtain required approvals could materially adversely affect Arsanis’s ability or that of any future collaborators to generate revenue from the particular product candidate, which likely would result in significant harm to Arsanis’s financial position and adversely impact its stock price.

Failure to obtain marketing approval in foreign jurisdictions would prevent any product candidates Arsanis’s develops from being marketed abroad.

In order to market and sell Arsanis’s products in the European Union and many other jurisdictions, Arsanis, and any future collaborators, must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The marketing approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. Arsanis, and any future collaborators, may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA.

In many countries outside the United States, a product candidate must also be approved for reimbursement before it can be sold in that country. In some cases, the price that Arsanis intends to charge for its products, if approved, is also subject to approval. Obtaining non-U.S. regulatory approvals and compliance with non-U.S. regulatory requirements could result in significant delays, difficulties and costs for Arsanis and its collaborators and could delay or prevent the introduction of product candidates in certain countries. In addition, if Arsanis or its collaborators fail to obtain the non-U.S. approvals required to market product candidates outside the United States or if Arsanis or its collaborators fail to comply with applicable non-U.S. regulatory requirements, Arsanis’s target market will be reduced and its ability to realize the full market potential of product candidates will be harmed and Arsanis’s business, financial condition, results of operations and prospects may be adversely affected.

Additionally, on June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union, commonly referred to as “Brexit.” On March 29, 2017, the country formally notified the European Union of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. Since a significant proportion of the regulatory framework in the United Kingdom is derived from European Union directives and regulations, Brexit could materially impact the regulatory regime with respect to the approval of any product candidates in the United Kingdom or the European Union. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent Arsanis from commercializing any product candidates in the United Kingdom and/or the European Union and restrict Arsanis’s ability to generate revenue and achieve and sustain profitability. If any of these outcomes occur, Arsanis may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom and/or European Union for Arsanis’s product candidates, which could significantly and materially harm its business.

The United Kingdom has a period of a maximum of two years from the date of its formal notification to negotiate the terms of its withdrawal from, and future relationship with, the European Union. If no formal withdrawal agreement is reached between the United Kingdom and the European Union, then it is expected the United Kingdom’s membership of the European Union will automatically terminate two years after the submission of the notification of the United Kingdom’s intention to withdraw from the European Union. Discussions between the United Kingdom and the European Union focused on finalizing withdrawal issues and transition agreements are ongoing. However, limited progress to date in these negotiations and ongoing uncertainty within the United Kingdom government and Parliament sustains the possibility of the United Kingdom leaving the European Union on March 29, 2019 without a withdrawal agreement and associated transition period in place, which is likely to cause significant market and economic disruption.

Even if Arsanis, or any future collaborator, obtains marketing approvals for any product candidates Arsanis develops, the terms of approvals and ongoing regulation of its products may limit how Arsanis, or they, manufacture and market its products, which could materially impair Arsanis’s ability to generate revenue.

Once marketing approval has been granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation. Arsanis, and any future collaborators, must therefore comply with requirements concerning advertising and promotion for any product candidates for which Arsanis or they obtain marketing approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, Arsanis and any future collaborators will not be able to promote any products Arsanis develops for indications or uses for which they are not approved.

In addition, manufacturers of approved products and those manufacturers’ facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to cGMPs, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. Arsanis, its third-party manufacturers, any future collaborators and their third-party manufacturers could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMPs.

Accordingly, assuming Arsanis, or any future collaborator, receives marketing approval for any product candidates, Arsanis, and any future collaborators, and Arsanis’s and their third-party manufacturers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control.

If Arsanis, and any future collaborators, are not able to comply with post-approval regulatory requirements, Arsanis, and any future collaborators, could have the marketing approvals for its products withdrawn by regulatory authorities and Arsanis’s, or any future collaborators’, ability to market any future products could be limited, which could adversely affect Arsanis’s ability to achieve or sustain profitability. Further, the cost of compliance with post-approval regulations may have a negative effect on its operating results and financial condition.

Any product candidates for which Arsanis, or any future collaborators, obtains marketing approval in the future could be subject to post-marketing restrictions or withdrawal from the market and Arsanis, or any future collaborators, may be subject to substantial penalties if Arsanis, or they, fails to comply with regulatory requirements or if Arsanis, or they, experiences unanticipated problems with its products following approval.

Any product candidates for which Arsanis, or any future collaborators, obtains marketing approval in the future, as well as the manufacturing processes, post-approval studies and measures, labeling, advertising and promotional activities for such product, among other things, will be subject to continual requirements of and review by the FDA, EMA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the requirement to implement a Risk Evaluation and Mitigation Strategy, or REMs.

The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and if Arsanis, or any future collaborators, does not market any product candidates for which Arsanis, or they, receives marketing approval for only their approved indications, Arsanis, or they, may be subject to warnings or enforcement action for off-label marketing. Violation of the Federal Food, Drug, and Cosmetic Act and other statutes, including the False Claims Act, relating to the promotion and advertising of prescription drugs may lead to investigations or allegations of violations of federal and state healthcare fraud and abuse laws and state consumer protection laws.

In addition, later discovery of previously unknown side effects or other problems with Arsanis’s products or their manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning letters or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that Arsanis submits;

•	recall of products;

•	restrictions on coverage by third-party payors;

•	fines, restitution or disgorgement of profits or revenue;

•	suspension or withdrawal of marketing approvals, including license revocation;

•	refusal to permit the import or export of products;

•	product seizure; and

•	injunctions or the imposition of civil or criminal penalties.

Under the CURES Act and the Trump Administration’s regulatory reform initiatives, the FDA’s policies, regulations and guidance may be revised or revoked and that could prevent, limit or delay regulatory approval of product candidates, which would impact Arsanis’s ability to generate revenue.

In December 2016, the 21st Century Cures Act, or Cures Act, was signed into law. The Cures Act, among other things, is intended to modernize the regulation of drugs and spur innovation, but its ultimate implementation is unclear. If Arsanis is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Arsanis is not able to maintain regulatory compliance, Arsanis may lose any marketing approval that it may have obtained and Arsanis may not achieve or sustain profitability, which would adversely affect its business, prospects, financial condition and results of operations.

Arsanis also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the Trump administration may impact Arsanis’s business and industry. Namely, the Trump administration has taken several executive actions, including the issuance of a number of executive orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. An under-staffed FDA could result in delays in the FDA’s responsiveness or in its ability to review submissions or applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all. Moreover, on January 30, 2017, President Trump issued an Executive Order, applicable to all executive agencies, including the FDA, which requires that for each notice of proposed rulemaking or final regulation to be issued in fiscal year 2017, the agency shall identify at least two existing regulations to be repealed, unless prohibited by law. These requirements are referred to as the “two-for-one” provisions. This Executive Order includes a budget neutrality provision that requires the total incremental cost of all new regulations in the 2017 fiscal year, including repealed regulations, to be no greater than zero, except in limited circumstances. For fiscal years 2018 and beyond, the Executive Order requires agencies to identify regulations to offset any incremental cost of a new regulation and approximate the total costs or savings associated with each new regulation or repealed regulation. In interim guidance issued by the Office of Information and Regulatory Affairs within the Office of Management and Budget on February 2, 2017, the administration indicates that the “two-for-one” provisions may apply not only to agency regulations, but also to significant agency guidance documents. In addition, on February 24, 2017, President Trump issued an executive order directing each affected agency to designate an agency official as a “Regulatory Reform Officer” and establish a “Regulatory Reform Task Force” to implement the two-for-one provisions and other previously issued executive orders relating to the review of federal regulations, however it is difficult to predict how these requirements will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, Arsanis’s business may be negatively impacted.

Arsanis’s relationships with healthcare providers and physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose Arsanis to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any drugs for which Arsanis obtains marketing approval. Arsanis’s future arrangements with third-party payors, healthcare providers and physicians may expose Arsanis to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which Arsanis markets, sells and distributes any drugs for which it obtains marketing approval. These include the following:

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Anti-Kickback Statute—the federal healthcare anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation or arranging of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

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False Claims Act—the federal False Claims Act imposes criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented false or fraudulent claims for payment by a federal healthcare program or making a false statement or record material to payment of a false claim or avoiding, decreasing or concealing an obligation to pay money to the federal government, with potential liability including mandatory treble damages and significant per-claim penalties, currently set at $5,500 to $11,000 per false claim;

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HIPAA—the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters, and, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms and technical safeguards, with respect to maintaining the privacy, security and transmission of individually identifiable health information;

•	Transparency Requirements—federal laws require applicable manufacturers of covered drugs to report payments and other transfers of value to physicians and teaching hospitals; and

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Analogous State and Foreign Laws—analogous state and foreign fraud and abuse laws and regulations, such as state anti-kickback and false claims laws, can apply to sales or marketing arrangements and claims involving healthcare items or services and are generally broad and are enforced by many different federal and state agencies as well as through private actions.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that Arsanis’s business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that Arsanis’s business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If its operations are found to be in violation of any of these laws or any other governmental regulations that may apply, Arsanis may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion of drugs from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of operations. If any of the physicians or other healthcare providers or entities with whom Arsanis expects to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the European Union. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of European Union Member States, such as the U.K. Bribery Act 2010, or the Bribery Act. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain European Union Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual European Union Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the European Union Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

The collection, use, disclosure, transfer, or other processing of personal data regarding individuals in the European Union, including personal health data, is subject to the E.U. General Data Protection Regulation (“GDPR”), which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the European Union, including the United States, and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Compliance with the GDPR will be a rigorous and time-intensive process that may increase Arsanis’s cost of doing business or require Arsanis to change its business practices, and despite those efforts, there is a risk that Arsanis may be subject to fines and penalties, litigation, and reputational harm in connection with its European activities.

Recently enacted and future legislation may increase the difficulty and cost for Arsanis and any future collaborators to obtain marketing approval of and commercialize product candidates and affect the prices Arsanis, or they, may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities and affect Arsanis’s ability, or the ability of any future collaborators, to profitably sell any products for which Arsanis, or they, obtains marketing approval. Arsanis expects that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that Arsanis, or any future collaborators, may receive for any approved products.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or Medicare Modernization Act, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. Cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that Arsanis receives for any approved products. While the Medicare Modernization Act applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the Medicare Modernization Act may result in a similar reduction in payments from private payors.

In March 2010, then-President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA. Among the provisions of the ACA of importance to Arsanis’s business, including, without limitation, its ability to commercialize and the prices Arsanis may obtain for any product candidates that are approved for sale, are the following:

•	an annual, non-deductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	expansion of federal healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers and enhanced penalties for noncompliance;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices;

•	extension of manufacturers’ Medicaid rebate liability;

•	expansion of eligibility criteria for Medicaid programs;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	new requirements to report financial arrangements with physicians and teaching hospitals;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2024 unless additional Congressional action is taken. The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices Arsanis may obtain for any product candidates for which Arsanis may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Since enactment of the ACA, there have been numerous legal challenges and Congressional actions to repeal and replace provisions of the law. For example, with enactment of the Tax Cuts and Jobs Act of 2017, which was signed by the President on December 22, 2017, Congress repealed the “individual mandate.” The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, will become effective in 2019. According to the Congressional Budget Office, the repeal of the individual mandate will cause 13 million fewer Americans to be insured in 2027 and premiums in insurance markets may rise. Further, each chamber of Congress has put forth multiple bills designed to repeal or repeal and replace portions of the ACA. Although none of these measures has been enacted by Congress to date, Congress may consider other legislation to repeal and replace elements of the ACA. Congress will likely consider other legislation to replace elements of the ACA, during the next Congressional session. It is possible that repeal and replacement initiatives, if enacted into law, could ultimately result in fewer individuals having health insurance coverage or in individuals having insurance coverage with less generous benefits. While the timing and scope of any potential future legislation to repeal and replace ACA provisions is highly uncertain in many respects, it is also possible that some of the ACA provisions that generally are not favorable for the research-based pharmaceutical industry could also be repealed along with ACA coverage expansion provision. Arsanis will continue to evaluate the effect that the ACA and its possible repeal and replacement could have on Arsanis’s business.

The Trump Administration has also taken executive actions to undermine or delay implementation of the ACA. Since January 2017, President Trump has signed two Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. One Executive Order directs federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. The second Executive Order terminates the cost-sharing subsidies that reimburse insurers under the ACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. In addition, the Centers for Medicare & Medicaid Services, or CMS, has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. Further, on June 14, 2018, U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay more than $12 billion in ACA risk corridor payments to third-party payors who argued were owed to them. The effects of this gap in reimbursement on third-party payors, the viability of the ACA marketplace, providers, and potentially Arsanis’s business, are not yet known.

Arsanis will continue to evaluate the effect that the ACA and its possible repeal and replacement could have on its business. It is possible that repeal and replacement initiatives, if enacted into law, could ultimately result in fewer individuals having health insurance coverage or in individuals having insurance coverage with less generous benefits. Accordingly, such reforms, if enacted, could have an adverse effect on anticipated revenue from product candidates that Arsanis may successfully develop and for which Arsanis may obtain marketing approval and may affect its overall financial condition and ability to develop and commercialize product candidates. While the timing and scope of any potential future legislation to repeal and replace ACA provisions is highly uncertain in many respects, it is also possible that some of the ACA provisions that generally are not favorable for the research-based pharmaceutical industry could also be repealed along with ACA coverage expansion provisions.

The costs of prescription pharmaceuticals in the United States has also been the subject of considerable discussion in the United States, and members of Congress and the Administration have stated that they will address such costs through new legislative and administrative measures. The pricing of prescription pharmaceuticals is also subject to governmental control outside the United States. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, Arsanis may be required to conduct a clinical trial that compares the cost effectiveness of its product candidates to other available therapies. If reimbursement of its products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, Arsanis’s ability to generate revenues and become profitable could be impaired. In the European Union, similar political, economic and regulatory developments may affect Arsanis’s ability to profitably commercialize its products. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles that may increase Arsanis’s operating costs.

Specifically, there have been several recent U.S. congressional inquiries and proposed federal and proposed and enacted state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. For example, on May 11, 2018, the Administration issued a plan to lower drug prices. Under this blueprint for action, the Administration indicated that the Department of Health and Human Services (“HHS”) will: take steps to end the gaming of regulatory and patent processes by drug makers to unfairly protect monopolies; advance biosimilars and generics to boost price competition; evaluate the inclusion of prices in drug makers’ ads to enhance price competition; speed access to and lower the cost of new drugs by clarifying policies for sharing information between insurers and drug makers; avoid excessive pricing by relying more on value-based pricing by expanding outcome-based payments in Medicare and Medicaid; work to give Part D plan sponsors more negotiation power with drug makers; examine which Medicare Part B drugs could be negotiated for a lower price by Part D plans, and improve the design of the Part B Competitive Acquisition Program; update Medicare’s drug-pricing dashboard to increase transparency; prohibit Part D contracts that include “gag rules” that prevent pharmacists from informing patients when they could pay less out-of-pocket by not using insurance; and require that Part D plan members be provided with an annual statement of plan payments, out-of-pocket spending, and drug price increases.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for Arsanis’s products, once approved, or put pressure on product pricing. Arsanis expects that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for Arsanis’s product candidates or additional pricing pressures.

Moreover, legislative and regulatory proposals have also been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical drugs. Arsanis cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of Arsanis drug candidates, if any, may be. In addition, increased scrutiny by Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject Arsanis and any future collaborators to more stringent drug labeling and post-marketing testing and other requirements.

Arsanis is subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing Arsanis’s operations. If Arsanis fails to comply with these laws, Arsanis could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect its business, results of operations and financial condition.

Arsanis’s operations are subject to anti-corruption laws, including the Bribery Act, the FCPA and other anti-corruption laws that apply in countries where Arsanis does business and may do business in the future. The Bribery Act, FCPA and these other laws generally prohibit Arsanis, its officers and employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. Arsanis may in the future operate in jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and may participate in collaborations and relationships with third parties whose actions could potentially subject Arsanis to liability under the Bribery Act, FCPA or local anti-corruption laws. In addition, Arsanis cannot predict the nature, scope or effect of future regulatory requirements to which its international operations might be subject or the manner in which existing laws might be administered or interpreted.

Arsanis is also subject to other laws and regulations governing its international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations, which Arsanis collectively refers to as Trade Control Laws.

There is no assurance that Arsanis will be completely effective in ensuring its compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control Laws. If Arsanis is not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control Laws, Arsanis may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on its business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control Laws by U.K., U.S. or other authorities could also have an adverse impact on Arsanis’s reputation, business, results of operations and financial condition.

If Arsanis fails to comply with environmental, health and safety laws and regulations, Arsanis could become subject to fines or penalties or incur costs that could significantly harm its business.

Arsanis is subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, Arsanis’s operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Although Arsanis contracts with third parties for the disposal of these materials and waste products, Arsanis cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of hazardous materials, Arsanis could be held liable for any resulting damages, and any liability could exceed its resources. Arsanis also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Arsanis maintains workers’ compensation insurance to cover for costs and expenses Arsanis may incur due to injuries to its employees resulting from the use of hazardous materials, but this insurance may not provide adequate coverage against potential liabilities. However, Arsanis does not maintain insurance for environmental liability or toxic tort claims that may be asserted against Arsanis. In addition, Arsanis may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair research, development or production efforts, which could adversely affect its business, financial condition, results of operations or prospects. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

Risks Related to Ownership of Arsanis Common Stock

The price of Arsanis Common Stock is volatile and may fluctuate substantially, which could result in substantial losses for purchasers of its common stock.

Arsanis’s stock price is volatile. The stock market in general, and the market for biopharmaceutical companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price for Arsanis Common Stock may be influenced by many factors, including:

•	results of clinical trials of its product candidates or those of competitors;

•	the success of competitive products or technologies;

•	commencement or termination of collaborations;

•	announcements regarding potential strategic transactions;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of its product candidates or clinical development programs;

•	the results of efforts to discover, develop, acquire or in-license additional product candidates;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in financial results or those of companies that are perceived to be similar to Arsanis;

•	significant litigation involving Arsanis;

•	announcements by Arsanis of material developments in its business, financial condition and/or operations, such as its recent and any future announcements relating to the repayment demands recently made by FFG with respect to its funding agreements with Arsanis, which is further described in the risk factor titled “Arsanis and its subsidiary, Arsanis GmbH, have received letters demanding the immediate repayment of all subsidies received from FFG, and such repayment, if it were to occur, would materially adversely impact the financial condition of Arsanis and, following the Merger, the combined organization, and the ability of each to run its business”;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

If any of the foregoing matters were to occur, or if Arsanis’s operating results fall below the expectations of investors or securities analysts, the price of its common stock could decline substantially. For example, following Arsanis’s announcement of the discontinuation of its Phase 2 clinical trial of ASN100 as a result of the DRC’s futility determination, the price of Arsanis Common Stock substantially declined. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation often has been instituted against that company. Such litigation, if instituted against Arsanis, could cause Arsanis to incur substantial costs to defend such claims and divert management’s attention and resources, which could seriously harm its business, financial condition, results of operations and prospects.

Arsanis’s executive officers, directors and principal stockholders maintain the ability to control all matters submitted to stockholders for approval.

Arsanis’s executive officers and directors, combined with its stockholders who own more than 5% of its outstanding common stock and their affiliates, in the aggregate, beneficially own shares representing more than a majority of Arsanis’s outstanding common stock. In addition, three of Arsanis’s directors are affiliated with stockholders who each own more than 5% of its outstanding common stock. If these stockholders were to act together, they would be able to control all matters submitted to Arsanis’s stockholders for approval, as well as management and affairs. For example, these persons, if they act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of Arsanis’s assets. This concentration of voting power could delay or prevent an acquisition of Arsanis’s company on terms that other stockholders may desire or result in management of Arsanis’s company that its public stockholders disagree with.

A significant portion of Arsanis’s total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of its common stock to drop significantly, even if Arsanis’s business is performing well.

Sales of a substantial number of shares of Arsanis Common Stock in the public market could occur at any time, subject to compliance with applicable securities law. These sales, or the perception in the market that holders of a large number of shares intend to sell shares, could reduce the market price of Arsanis Common Stock.

If securities analysts do not publish research or reports about Arsanis’s business or if they publish negative evaluations of its stock, the price of Arsanis’s stock could decline.

The trading market for Arsanis Common Stock will rely, in part, on the research and reports that industry or financial analysts publish about Arsanis or its business. Arsanis does not currently have, and may never obtain, research coverage by industry or financial analysts. If no, or few, analysts commence coverage of Arsanis, the trading price of its stock would likely decrease. Even if Arsanis does obtain analyst coverage, if one or more of the analysts covering its business downgrade their evaluations of Arsanis’s stock, the price of its stock could decline. If one or more of these analysts cease to cover Arsanis’s stock, Arsanis could lose visibility in the market for its stock, which in turn could cause its stock price to decline.

An active trading market for Arsanis Common Stock may not be sustained.

Arsanis’s shares of common stock began trading on the Nasdaq Global Market on November 16, 2017. Given the limited trading history of its common stock, there is a risk that an active trading market for Arsanis’s shares will not be sustained, which could put downward pressure on the market price for its common stock and thereby affect the ability of Arsanis’s stockholders to sell their shares. An inactive trading market may also impair Arsanis’s ability to raise capital to continue to fund operations by selling shares and may impair its ability to acquire other companies or technologies by using Arsanis’s shares as consideration.

If Arsanis fails to continue to meet the requirements for continued listing on the Nasdaq Global Market, its common stock could be delisted from trading, which would decrease the liquidity of its common stock and ability to raise additional capital.

Arsanis Common Stock is listed for quotation on the Nasdaq Global Market. Arsanis is required to meet specified financial requirements, including requirements for a minimum amount of capital, a minimum price per share and continued business operations so that it is not characterized as a “public shell company.” Additionally, if Arsanis conducts a reverse merger (including the Merger), the combined organization following such transaction will need to meet Nasdaq’s initial listing standards. If Arsanis is unable to comply with Nasdaq’s listing standards, Nasdaq may determine to delist its common stock from the Nasdaq Global Market or other of Nasdaq’s trading markets. If Arsanis Common Stock is delisted for any reason, it could reduce the value of its common stock and liquidity.

If Arsanis commits certain material breaches under its agreement with the Gates Foundation, and fails to cure them, Arsanis may be required to redeem shares of its stock held by the Gates Foundation and its affiliates.

In the event the Gates Foundation terminates Arsanis’s agreement for certain specified uncured material breaches by Arsanis, Arsanis will be obligated, among other remedies, to redeem the then-held shares of its stock purchased by the Gates Foundation pursuant to the agreement or to facilitate the purchase of such stock by a third party. For any such redemption, the Gates Foundation stock will be valued at the greater of the original purchase price (plus specified interest) or the fair market value of such stock. If Arsanis is required to redeem such shares or to compensate the Gates Foundation, its financial condition could be materially and adversely affected.

Arsanis is an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make its common stock less attractive to investors.

Arsanis is an “emerging growth company,” or EGC, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company for up to five years. For so long as Arsanis remains an EGC, Arsanis is permitted and intends to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	not being required to comply with the auditor attestation requirements in the assessment of Arsanis’s internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Investors may find Arsanis Common Stock less attractive as a result of Arsanis’s reliance on these exemptions. If some investors find Arsanis Common Stock less attractive as a result, there may be a less active trading market for its common stock and its stock price may be more volatile.

Arsanis will incur increased costs as a result of operating as a public company, and its management will be required to devote substantial time to new compliance initiatives.

As a public company, and particularly after Arsanis is no longer an EGC, Arsanis will incur significant legal, accounting and other expenses that it did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC and the Nasdaq Global Market have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Arsanis’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase Arsanis’s legal and financial compliance costs and will make some activities more time-consuming and costly. For example, Arsanis expects that these rules and regulations may make it more difficult and more expensive for Arsanis to obtain director and officer liability insurance.

If Arsanis fails to maintain an effective system of internal control over financial reporting, Arsanis may not be able to accurately report its financial results or prevent fraud. As a result, stockholders could lose confidence in Arsanis’s financial and other public reporting, which would harm its business and the trading price of its common stock.

Effective internal control over financial reporting is necessary for Arsanis to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause Arsanis to fail to meet its reporting obligations. In addition, any testing by Arsanis, as and when required, conducted in connection with Section 404 of the Sarbanes-Oxley Act, or Section 404, or any subsequent testing by Arsanis’s independent registered public accounting firm, as and when required, may reveal deficiencies in Arsanis’s internal control over financial reporting that are deemed to be significant deficiencies or material weaknesses or that may require prospective or retroactive changes to its financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in Arsanis’s reported financial information, which could have a negative effect on the trading price of its common stock.

Pursuant to Section 404, Arsanis will be required to furnish a report by its management on Arsanis’s internal control over financial reporting, including an attestation report on internal control over financial reporting issued by its independent registered public accounting firm. However, while Arsanis remains an EGC, Arsanis will not be required to include an attestation report on internal control over financial reporting issued by its independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, Arsanis will be engaged in a process to document and evaluate its internal control over financial reporting, which is both costly and challenging. In this regard, Arsanis will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite its efforts, there is a risk that neither Arsanis nor Arsanis’s independent registered public accounting firm will be able to conclude within the prescribed timeframe that Arsanis’s internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of Arsanis’s financial statements.

Provisions in Arsanis’s corporate charter documents and under Delaware law could make an acquisition of Arsanis, which may be beneficial to its stockholders, more difficult and may prevent attempts by Arsanis’s stockholders to replace or remove its current management.

Provisions in Arsanis’s corporate charter and by-laws, each as amended and restated, may discourage, delay or prevent a merger, acquisition or other change in control of Arsanis that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of Arsanis Common Stock, thereby depressing the market price of its common stock. In addition, because the Arsanis Board of Directors is responsible for appointing the members of its management team, these provisions may frustrate or prevent any attempts by Arsanis’s stockholders to replace or remove its current management by making it more difficult for stockholders to replace members of the Arsanis Board of Directors. Among other things, these provisions:

•	establish a classified board of directors such that not all members of the board are elected at one time;

•	allow the authorized number of Arsanis’s directors to be changed only by resolution of the board of directors;

•	limit the manner in which stockholders can remove directors from the board;

•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to the board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by Arsanis’s stockholders by written consent;

•	limit who may call stockholder meetings;

•

authorize the board of directors to issue preferred stock without stockholder approval, which could be used to institute a shareholder rights plan, or so-called “poison pill,” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by the board of directors; and

•	require the approval of the holders of at least 75% of the votes that all Arsanis’s stockholders would be entitled to cast to amend or repeal certain provisions of its charter or by-laws.

Moreover, because Arsanis is incorporated in Delaware, Arsanis is governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of Arsanis’s outstanding voting stock from merging or combining with Arsanis for a period of three years after the date of the transaction in which the person acquired in excess of 15% of Arsanis’s outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Arsanis’s restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between Arsanis and its stockholders, which could limit Arsanis’s stockholders’ ability to obtain a favorable judicial forum for disputes with Arsanis or its directors, officers, employees or stockholders.

Arsanis’s restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on its behalf, any action asserting a breach of fiduciary duty owed by Arsanis’s directors, officers, other employees or stockholders to the company or its stockholders, any action asserting a claim against Arsanis arising pursuant to the Delaware General Corporation Law or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or any action asserting a claim arising pursuant to Arsanis’s certificate of incorporation or by-laws, each as amended and restated, or governed by the internal affairs doctrine. This provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Arsanis or its directors, officers, other employees or other stockholders, which may discourage such lawsuits against Arsanis and its directors, officers, other employees or other stockholders. Alternatively, if a court were to find this provision in Arsanis’s restated certificate of incorporation to be inapplicable or unenforceable in an action, Arsanis may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect its business and financial condition.

Because Arsanis does not anticipate paying any cash dividends on its capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

Arsanis has never declared or paid cash dividends on its capital stock. Arsanis currently intends to retain all of its future earnings, if any, to finance the growth and development of its business. In addition, Arsanis’s ability to pay cash dividends may be restricted by any future indebtedness. Arsanis’s ability to pay cash dividends may also, under certain circumstances, be limited under the terms of a letter agreement Arsanis has entered into with the Gates Foundation. As a result, capital appreciation, if any, of Arsanis Common Stock will be your sole source of gain for the foreseeable future, and investors seeking cash dividends should not purchase shares of Arsanis Common Stock.

Risks Related to X4

Risks Related to X4’s Financial Position and Need for Additional Capital

X4 has incurred significant losses since its inception. X4 expects to continue to incur losses and may never generate profits from operations or maintain profitability.

Since inception, X4 has incurred significant operating losses. X4’s net losses were $17.9 million and $22.0 million for the years ended December 31, 2016 and 2017, respectively, and $22.0 million for the nine months ended September 30, 2018. As of September 30, 2018, X4 had an accumulated deficit of $68.0 million. To date, X4 has financed its operations primarily through issuances of shares of common stock, preferred stock or convertible notes and through borrowing under its prior loan and security agreement with Silicon Valley Bank and under its existing loan and security agreement with Hercules Capital, Inc. X4 has not generated any revenue from product sales to date. X4 has devoted substantially all of its efforts to research and development, including clinical trials. X4 has not completed the development of any drugs. X4 expects to continue to incur significant expenses and increasing operating losses for at least the next few years as X4 conducts additional clinical trials for its product candidates; continues to discover and develop additional product candidates; acquires or in-licenses other product candidates and technologies; maintains, expands and protects its intellectual property portfolio; hires additional clinical, scientific and commercial personnel; establishes a commercial manufacturing source and secures supply chain capacity sufficient to provide commercial quantities of any product candidates for which it may obtain regulatory approval; seeks regulatory approvals for any product candidates that successfully complete clinical trials; establishes a sales, marketing and distribution infrastructure to commercialize any products for which it may obtain regulatory approval; and adds operational, financial and management information systems and personnel, including personnel to support its product development and planned future commercialization efforts, as well as to support its transition to a public reporting company. X4 may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business. The size of X4’s future net losses will depend, in part, on the rate of future growth of its expenses and its ability to generate revenues. Even if X4 achieves profitability in the future, X4 may not be able to sustain profitability in subsequent periods. The net losses X4 incurs may fluctuate significantly from quarter to quarter and year to year.

X4’s ability to generate profits from operations and thereafter to remain profitable depends heavily on:

•

the scope, number, progress, duration, endpoints, cost, results and timing of clinical trials and nonclinical studies of X4’s current or potential future product candidates, including in particular the scope, progress, duration, endpoints, cost, results and timing for initiation and completion of the Phase 3 trial of X4P-001 for the treatment of WHIM syndrome, X4’s Phase 1/2 clinical trial of X4P-001 for the treatment of severe congenital neutropenia, or SCN, X4’s Phase 1/2 clinical trial of X4P-001 for the treatment of Waldenström macroglobulinemia, or WM, and X4’s Phase 1/2 for the treatment of clear cell renal cell carcinoma, or ccRCC;

•	X4’s ability to raise sufficient funds to support the development and potential commercialization of its product candidates;

•	the outcomes and timing of regulatory reviews, approvals or other actions;

•	X4’s ability to obtain marketing approval for its product candidates;

•

X4’s ability to establish and maintain licensing, collaboration or similar arrangements on favorable terms and whether and to what extent X4 retains development or commercialization responsibilities under any new licensing, collaboration or similar arrangement;

•	the success of any other business, product or technology that X4 acquires or in which X4 invests;

•	X4’s ability to maintain, expand and defend the scope of its intellectual property portfolio;

•	X4’s ability to manufacture any approved products on commercially reasonable terms;

•	X4’s ability to establish a sales and marketing organization or suitable third-party alternatives for any approved product; and

•	the number and characteristics of product candidates and programs that X4 pursues.

Based on X4’s current plans, X4 does not expect to generate significant revenue from product sales unless and until X4 or a potential future licensee or collaborator obtains marketing approval for, and commercializes, one or more of X4’s current or potential future product candidates. Neither X4 nor a licensee may ever succeed in obtaining marketing approval for, or commercializing, X4’s product candidates and, even if it does, X4 may never generate revenues that are significant enough to generate profits from operations. Even if X4 does generate profits from operations, it may not be able to sustain or increase profitability on a quarterly or annual basis. X4’s failure to generate profits from operations and remain profitable would decrease its value and could impair its ability to raise capital, expand its business, maintain its research and development efforts, diversify its product offerings or continue its operations. A decline in X4’s value could also cause you to lose all or part of your investment.

X4’s limited operating history may make it difficult for you to evaluate the success of X4’s business to date and to assess its future viability.

X4 was formed in 2012 and did not commence significant operations until 2014. X4’s operations to date have been limited to organizing the company, converting from a limited liability company to a corporation, entering into licensing arrangements for X4P-001, hiring a team of experienced personnel, raising capital, and undertaking nonclinical studies and clinical trials and regulatory activities for its development programs, primarily X4P-001. X4 has not yet demonstrated its ability to successfully complete development of any product candidate, including large-scale, pivotal clinical trials required for regulatory approval of its product candidates, obtain marketing approvals, manufacture a commercial scale product, or arrange for a third party to do so on its behalf, or conduct sales and marketing activities necessary for successful product commercialization. Typically, it takes many years to develop one new product from the time it is discovered to when it is commercially available, if ever. In addition, the CXCR4 receptor that X4 is pursuing with respect to its product candidates is a relatively novel target with a limited research and development history. Consequently, any early predictions made about X4’s future success or viability may not be as accurate as they could be if X4 had a longer operating history.

As an early-stage company, X4 may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors that may alter or delay its plans. Assuming X4 completes the development and obtains marketing approval for any of its product candidates, X4 will need to transition from a company with a research and development focus to a company capable of supporting commercial activities. X4 may encounter unforeseen expenses, difficulties, complications and delays and may not be successful in such a transition.

X4 will require substantial additional funding. If X4 is unable to raise capital when needed, X4 could be forced to delay, reduce or eliminate any product development programs or commercialization efforts.

X4’s operations have consumed a large amount of cash since inception. X4 expects its research and development expenses to increase substantially in future periods as X4 continues to advance the clinical development of its product candidates and prepares for the launch and commercialization of any product candidates for which it receives regulatory approval, including potentially building its own commercial organization to address the United States and certain other markets. In addition, if X4 obtains marketing approval for any of its product candidates that are not then subject to licensing, collaboration or similar arrangements with third parties, X4 expects to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, X4 expects to incur additional costs associated with operating as a public company in the United States. Accordingly, X4 will need to obtain substantial additional funding in connection with its continuing operations.

X4 cannot be certain that additional funding will be available on acceptable terms, or at all. If X4 is unable to raise additional capital when needed or in sufficient amounts or on terms acceptable to it, X4 could be forced to delay, reduce or eliminate its research and development programs or any future commercialization efforts of one or more of its product candidates or one or more of its other research and development initiatives. X4 also could be required to:

•

seek collaborators for one or more of X4’s current or future product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available; or

•	relinquish or license on unfavorable terms X4’s rights to technologies or product candidates that X4 otherwise would seek to develop or commercialize itself.

X4’s future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•

the scope, number, initiation, progress, timing, costs, design, duration, any potential delays, and results of clinical trials and nonclinical studies for X4’s current or future product candidates, particularly the Phase 3 trial of X4P-001 for the treatment of WHIM syndrome, X4’s Phase 1/2 clinical trial of X4P-001 for the treatment of SCN, X4’s Phase 1/2 clinical trial of X4P-001 for the treatment of WM, and X4’s Phase 1/2 for the treatment of ccRCC;

•	the clinical development plans X4 establishes for these product candidates;

•	the number and characteristics of product candidates and programs that X4 develops or may in-license;

•

the outcome, timing and cost of regulatory reviews, approvals or other actions to meet regulatory requirements established by the FDA and comparable foreign regulatory authorities, including the potential for the FDA or comparable foreign regulatory authorities to require that X4 perform more studies for its product candidates than those that X4 currently expects;

•	X4’s ability to obtain marketing approval for its product candidates;

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the cost of filing, prosecuting, defending and enforcing X4’s patent claims and other intellectual property rights covering its product candidates, including any such patent claims and intellectual property rights that X4 has licensed from Genzyme pursuant to the terms of its license agreement with Genzyme;

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X4’s ability to maintain, expand and defend the scope of its intellectual property portfolio, including the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against X4 or its product candidates;

•	the cost and timing of completion of commercial-scale outsourced manufacturing activities with respect to X4’s product candidates;

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X4’s ability to establish and maintain licensing, collaboration or similar arrangements on favorable terms and whether and to what extent X4 retains development or commercialization responsibilities under any new licensing, collaboration or similar arrangement;

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the cost of establishing sales, marketing and distribution capabilities for any product candidates for which X4 may receive regulatory approval in regions where X4 chooses to commercialize its products on its own;

•	the success of any other business, product or technology that X4 acquires or in which X4 invests;

•	the costs of acquiring, licensing or investing in businesses, product candidates and technologies;

•	X4’s need and ability to hire additional management and scientific and medical personnel;

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the costs to operate as a public company in the United States, including the need to implement additional financial and reporting systems and other internal systems and infrastructure for X4’s business;

•	market acceptance of X4’s product candidates, to the extent any are approved for commercial sale; and

•	the effect of competing technological and market developments.

Conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and X4 may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, X4’s product candidates, if approved, may not achieve commercial success. X4’s commercial revenues, if any, will be derived from sales of products that will not be commercially available for sale by X4 for at least the next few years, if at all. Accordingly, X4 will need to continue to rely on additional financing to achieve its business objectives. In addition, X4 may seek additional capital due to favorable market conditions or strategic considerations, even if X4 believes that it has sufficient funds for its current or future operating plans. Additional financing may not be available to X4 on acceptable terms, or at all. The unavailability of additional financing on acceptable terms, or at all, would have an adverse effect on your investment.

X4’s independent registered public accounting firm has included an explanatory paragraph relating to X4’s ability to continue as a going concern in its report on X4’s audited financial statements included in this proxy statement/prospectus/information statement.

The report from X4’s independent registered public accounting firm for the year ended December 31, 2017 includes an explanatory paragraph stating that X4’s recurring losses from operations and required additional funding to finance X4’s operations raise substantial doubt about X4’s ability to continue as a going concern. If X4 is unable to obtain sufficient funding, its business, prospects, financial condition and results of operations will be materially and adversely affected and X4 and the combined organization may be unable to continue as a going concern. If X4 is unable to continue as a going concern, X4 may have to liquidate its assets and may receive less than the value at which those assets are carried on its audited financial statements, and it is likely that investors will lose all or a part of their investment. After the closing of the Merger, future reports from the combined organization’s independent registered public accounting firm may also contain statements expressing substantial doubt about its ability to continue as a going concern. If X4 seeks additional financing to fund its business activities in the future and there remains substantial doubt about its ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to X4 on commercially reasonable terms or at all.

Raising additional capital may cause dilution to the combined organization’s investors, restrict its operations or require it to relinquish rights to its technologies or product candidates. Future debt obligations may expose X4 to risks that could adversely affect its business, operating results and financial condition and may result in further dilution to the combined organization’s stockholders.

Until such time, if ever, as X4 can generate substantial product revenues, X4 expects to finance its cash needs through a combination of equity offerings, debt financings, and licensing, collaboration or similar arrangements. X4 does not have any committed external sources of funds and may seek to raise additional capital at any time. To the extent that X4 raises additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of its common stock. Debt financing, if available, may involve agreements that include covenants limiting or restricting X4’s ability to take specific actions, such as incurring additional debt, making capital expenditures, declaring dividends or other distributions, acquiring or licensing intellectual property rights and other operating restrictions that could adversely impact X4’s ability to conduct its business and may result in liens being placed on its assets and intellectual property. If X4 defaults on such indebtedness, X4 could lose such assets and intellectual property.

If X4 raises additional funds through licensing, collaboration or similar arrangements with third parties, X4 may have to relinquish valuable rights to its technologies, future revenue streams, research and development programs or product candidates or grant licenses on terms that are not favorable to X4. If X4 is unable to raise additional funds through equity or debt financings or through licensing, collaboration or similar arrangements when needed, X4 may be required to delay, limit, reduce or terminate its product development or future commercialization efforts or grant rights to develop and market product candidates that X4 would otherwise prefer to develop and market itself.

X4 has not generated any revenues since inception and may never become profitable.

To date, X4 has not generated any revenues. X4’s ability to generate revenue and become profitable depends upon its ability to successfully obtain marketing approval and commercialize its product candidates, including X4P-001, X4P-002, X4P-003 or other product candidates that X4 may develop, in-license or acquire in the future. Even if X4 is able to successfully achieve regulatory approval for these product candidates, X4 is unable to predict the extent of any future losses and does not know when any of these product candidates will generate revenue for X4, if at all. X4’s ability to generate revenue from X4P-001 or other product candidates also depends on a number of additional factors, including its ability to:

•	successfully complete development activities, including all necessary nonclinical studies and clinical trials;

•	complete and submit New Drug Applications, or NDAs, to the FDA and obtain regulatory approval for indications for which there is a commercial market;

•	complete and submit marketing applications to, and obtain regulatory approval from, foreign regulatory authorities;

•	set and obtain a commercially viable price for its products;

•	obtain commercial quantities of its products at acceptable cost levels;

•	develop a commercial organization capable of sales, marketing and distribution for the products X4 intends to sell itself in the markets in which X4 has retained commercialization rights;

•	find suitable partners to help X4 market, sell and distribute its approved products in other markets; and

•	obtain coverage and adequate reimbursement from third-party, including government, payors.

In addition, because of the numerous risks and uncertainties associated with product development, including the possibility that X4’s product candidates may not advance through development or demonstrate safety and efficacy for their intended uses, the FDA or any other regulatory agency may require additional clinical trials or nonclinical studies. X4 is unable to predict the timing or amount of increased expenses, or when or if X4 will be able to achieve or maintain profitability, and such expense could increase beyond its expectations if the FDA or any other regulatory agency requires such additional clinical trials or nonclinical studies as part of the application and approval process or post-approval process if X4 is successful at achieving regulatory approval. Even if X4 is able to successfully complete the development and regulatory reviews described above, X4 anticipates incurring significant costs associated with commercializing these products, if they are approved.

Even if X4 is able to generate revenues from the sale of its product candidates, X4 may not become profitable and may need to obtain additional funding to continue operations. If X4 fails to become profitable or is unable to sustain profitability on a continuing basis, then X4 may be unable to continue its operations at planned levels and be forced to reduce its operations. If X4 does achieve profitability, X4 may not be able to sustain or increase profitability on a quarterly or annual basis. X4’s failure to become and remain profitable would decrease the value of the company and could impair its ability to raise capital, maintain its discovery and preclinical development efforts, expand its business or continue its operations and may require it to raise additional capital that may dilute your ownership interest. A decline in the value of X4 could also cause you to lose all or part of your investment.

Risks Related to Development and Commercialization of X4’s Product Candidates

X4 depends almost entirely on the success of its lead product candidate, X4P-001, which X4 is developing initially for the treatment of WHIM syndrome, SCN, WM and ccRCC. X4 cannot be certain that X4 will be able to obtain regulatory approval for, or successfully commercialize, X4P-001 or any other product candidate.

X4’s business depends almost entirely on the successful clinical development, regulatory approval and commercialization of X4P-001. X4 currently has no drug product for sale and may never be able to develop marketable drug products. X4 plans to initiate a global Phase 3 pivotal trial of X4’s lead product candidate, X4P-001, in WHIM patients in the first half of 2019, and may be required to complete additional nonclinical studies and clinical trials before X4 can seek regulatory approval. X4P-001 for the treatment of SCN and for the treatment of WM has not yet entered clinical development and X4P-001 for the treatment of ccRCC has not yet entered Phase 3 clinical development. X4’s other programs, including X4P-002 and X4P-003, are still in the preclinical development stage. The clinical trials of X4’s product candidates are, and the manufacturing and marketing of its product candidates will be, subject to extensive and rigorous review and regulation by government authorities in the United States and in other countries where X4 intends to test and, if approved, market any product candidate. Before obtaining regulatory approvals for the commercial sale of any product candidate, X4 must successfully meet a number of critical developmental milestones, including:

•	developing dosages that will be well-tolerated, safe and effective;

•	completing the development and scale-up to permit manufacture of its product candidates in commercial quantities and at acceptable costs;

•	demonstrating through pivotal clinical trials that the product candidate is safe and effective in patients for the intended indication;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers; and

•	obtaining and maintaining patent and trade secret protection and non-patent exclusivity for its product candidate.

The time necessary to achieve these developmental milestones for any individual product candidate is long and uncertain, and X4 may not successfully complete these milestones for X4P-001 or any other product candidates that X4 may develop. X4 has not yet completed development of any product candidate. X4 also may not be able to finalize the design or formulation for its other programs, X4P-002 for the treatment of glioblastoma multiforme, or GBM, and X4P-003, a next generation molecule for the treatment of rare diseases linked to defects in CXCR4 trafficking.

X4 is continuing to test and develop its product candidates and may explore possible design or formulation changes to address safety, efficacy, manufacturing efficiency and performance issues to the extent any arise. X4 may not be able to complete development of any product candidates that demonstrate safety and efficacy and that will have a commercially reasonable treatment and storage period. If X4 is unable to complete development of X4P-001 or any other product candidates that X4 may develop, X4 will not be able to commercialize and earn revenue from them.

The regulatory review and approval processes of the FDA and comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if X4 is ultimately unable to obtain regulatory approval for its product candidates, including X4P-001, its business will be substantially harmed.

Of the large number of drugs in development in the United States, only a small percentage receive FDA regulatory approval and are commercialized in the United States. X4 is not permitted to market X4P-001 or any other product candidate in the United States until X4 receives approval of an NDA from the FDA, or in any foreign countries until X4 receives the requisite approval from such countries or jurisdictions, such as the marketing authorization application, or MAA, in the European Union from the European Medicines Agency, or EMA. Prior to submitting an NDA to the FDA for approval of X4P-001 for the treatment of WHIM syndrome, X4 will need to successfully complete the Phase 3 pivotal trial of X4P-001 in patients with WHIM syndrome and potentially additional clinical trials and/or nonclinical studies. Successfully completing clinical trials and obtaining approval of an NDA is a complex, lengthy, expensive and uncertain process, and the FDA, or a comparable foreign regulatory authority, may delay, limit or deny approval of X4P-001 for the treatment of WHIM syndrome or other indications for many reasons, including, among others:

•	disagreement with the design or implementation of its clinical trials;

•	disagreement with the sufficiency of X4’s clinical trials, including disagreement with its plan to conduct a single pivotal Phase 3 trial of X4P-001 in patients with WHIM syndrome;

•	failure to demonstrate the safety and efficacy of X4P-001 or any other product candidate for its proposed indications;

•	failure to demonstrate that any clinical and other benefits of X4P-001 or any other product candidate outweigh its safety risks;

•	a negative interpretation of the data from its nonclinical studies or clinical trials;

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deficiencies in the manufacturing or control processes or failure of third-party manufacturing facilities with which X4 contracts for clinical and commercial supplies to comply with current Good Manufacturing Practice requirements, or cGMPs;

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insufficient data collected from clinical trials of X4P-001 or changes in the approval requirements that render its nonclinical and clinical data insufficient to support the filing of an NDA or to obtain regulatory approval; or

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changes in clinical practice in or approved products available for the treatment of the target patient population that could have an impact on the indications that X4 is pursuing for X4P-001 or its other product candidates.

The FDA or a comparable foreign regulatory authority may also require more information, including additional nonclinical or clinical data to support approval, which may delay or prevent approval and X4’s commercialization plans, or cause X4 to abandon the development program. Even if X4 obtains regulatory approval, its product candidates may be approved for fewer or more limited indications than X4 requests, such approval may be contingent on the performance of costly post-marketing clinical trials, or X4 may not be allowed to include the labeling claims necessary or desirable for the successful commercialization of such product candidate. For instance, it is possible that X4P-001 could be approved for an indication but fail to be used for treating patients in that indication due to the availability of other available treatments or then-accepted clinical practice.

X4 depends on license agreements with Genzyme, Beth Israel Deaconess Medical Center and Georgetown University to permit X4 to use patents and patent applications. Termination of these rights or the failure to comply with obligations under these agreements could materially harm X4’s business and prevent it from developing or commercializing its product candidates.

X4 is a party to license agreements with Genzyme, Beth Israel Deaconess Medical Center and Georgetown University under which X4 was granted rights to patents and patent applications that are important to its business. X4 relies on these license agreements in order to be able to use various proprietary technologies that are material to its business, including certain patents and patent applications that cover its product candidates, including X4P-001. X4’s rights to use these patents and patent applications and employ the inventions claimed in these licensed patents are subject to the continuation of and its compliance with the terms of its license agreements.

X4’s license agreement with Genzyme imposes upon X4 various diligence, payment and other obligations, including the following:

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X4’s obligation to pay Genzyme milestone payments in the aggregate amount of up to $25.0 million, contingent upon the achievement by X4 of certain late-stage regulatory and sales milestones with respect to licensed products.

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X4’s obligation, upon the consummation by X4 of a change of control transaction, to pay Genzyme 5.5% of the consideration paid to its equity holders, other than Genzyme, in connection with such change of control transaction, after deducting its outstanding debt obligations and the aggregate cash investments made by its equity holders prior to the closing of the change of control transaction. The Merger qualifies as a change of control event, as defined in the license agreement, but results in no payment being due to Genzyme under the license agreement.

•	X4’s obligation to pay Genzyme tiered royalties based on net sales of licensed products that X4 commercializes under the agreement.

•	X4’s obligation to pay Genzyme a certain percentage of cash payments received by X4 or its affiliates in consideration for the grant of a sublicense under the license granted to it by Genzyme.

If X4 fails to comply with any of its obligations under the Genzyme license agreement, or X4 is subject to a bankruptcy, Genzyme may have the right to terminate the license agreement, in which event X4 would not be able to market any product candidates covered by the license.

Prior to July 2014, X4 did not control the prosecution, maintenance, or filing of the patents and patent applications that are licensed to X4 under the Genzyme license agreement, or the enforcement of these patents and patent applications against infringement by third parties. Thus, these patents and patent applications were not drafted by X4 or its attorneys, and X4 did not control or have any input into the prosecution of these patents and patent applications prior to its execution of the Genzyme license agreement in July 2014. Under the terms of the license agreement with Genzyme, since July 2014, X4 has controlled the right to control the prosecution, maintenance, and filing of the patents and patent applications that are licensed to X4, and the enforcement of these patents and patent applications against infringement by third parties. However, X4 cannot be certain that the same level of attention was given to the drafting and prosecution of these patents and patent applications as X4 may have used if X4 had control over the drafting and prosecution of such patents and patent applications. X4 also cannot be certain that drafting or prosecution of the patents and patent applications licensed to X4 has been conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents.

Pursuant to X4’s license agreement with Beth Israel Deaconess Medical Center, X4 paid an upfront, one-time fee for the rights granted by the license agreement. This license agreement imposes upon X4 various obligations, including the requirement to provide Beth Israel Deaconess Medical Center with progress reports at regular intervals and to maintain specified levels of insurance. Beth Israel Deaconess Medical Center may terminate the agreement for non-payment, insolvency of X4 or for a material default by X4. X4 has the right to terminate the agreement for any reason upon 90 days advance written notice.

X4’s license agreement with Georgetown imposes upon X4 various diligence, payment and other obligations, including X4’s obligations to pay Georgetown milestone payments in the aggregate amount of up to $0.8 million, contingent upon the achievement by X4 of certain sales milestones with respect to licensed products, to deliver reports upon certain events and at regular intervals and to maintain specified levels of insurance. Georgetown may terminate the agreement for non-payment, insolvency of X4, for X4’s failure to maintain insurance or for a material default by X4. X4 has the right to terminate the agreement for any reason upon 60 days advance written notice.

Disputes may arise under any of X4’s license agreements with Genzyme, Beth Israel Deaconess Medical Center and/or Georgetown University regarding the intellectual property that is subject to such license agreement, including:

•	the scope of rights granted under the applicable license agreement and other interpretation-related issues;

•	whether and the extent to which X4’s technology and processes infringe on intellectual property that is not subject to the applicable license agreement;

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X4’s diligence obligations with respect to the use of the licensed technology under the applicable license agreement to develop and commercialize products and technologies, including the level of effort and specific activities that will satisfy those diligence obligations; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by X4 and its partners.

If disputes over intellectual property that X4 has licensed prevent or impair its ability to maintain any of its license agreements on acceptable terms, X4 may be unable to successfully develop and commercialize the affected product candidates and technologies.

The results of clinical trials may not support X4’s product candidate claims.

Even if X4’s clinical trials are completed as planned, X4 cannot be certain that their results will support the proposed product candidates, that the FDA or foreign government authorities will agree with X4’s conclusions regarding such results, or that the FDA or foreign governmental authorities will not require additional clinical trials. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful and the results of later clinical trials often do not replicate the results of prior clinical trials and preclinical testing. The clinical trial results may fail to demonstrate that X4’s product candidates are safe for humans and effective for the intended indications. This failure could cause X4 to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination of, X4’s clinical trials will delay or prevent the submission of its marketing applications (NDA and/or MAA) and, ultimately, its ability to obtain approval and commercialize its product candidates and generate product revenues. Information about certain clinical trials, including results (positive or negative) will be made public according to each country’s clinical trial register policies (www.clinicaltrials.gov or EU’s clinical trial database EudraCT). Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

X4’s lead product candidate, X4P-001, is only part way through the clinical trials X4 anticipates needing to complete before X4 may be able to submit an NDA to the FDA. Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of early studies and trials may not be predictive of later trial results.

Preclinical and other nonclinical testing and clinical trials are long, expensive and unpredictable processes that are difficult to design and implement, are subject to delays and are uncertain as to outcome. It may take several years to complete the nonclinical testing and clinical development necessary to obtain approval and commercialize a drug, and failure can occur at any stage of testing. Early and interim results of clinical trials do not necessarily predict final results. In particular, the small number of subjects and patients in X4’s early clinical trials may make the results of these clinical trials less predictive of the outcome of later larger clinical trials. The design of a clinical trial may be able to determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced or completed. There is no assurance that X4 will be able to design and complete a clinical trial to support marketing approval. Moreover, nonclinical and clinical data are often susceptible to multiple interpretations and analyses. A number of companies in the pharmaceutical and biotechnology industries have experienced significant setbacks in advanced clinical trials, even after promising results in earlier trials.

Delays in X4’s clinical trials may lead to a delay in the submission of its marketing approval application and jeopardize its ability to potentially receive approvals and generate revenues from the sale of its products.

X4 may experience delays in its current or future clinical trials, including its Phase 3 trial of X4P-001 for the treatment of WHIM syndrome, its Phase 1/2 clinical trial of X4P-001 for the treatment of SCN, its Phase 1/2 clinical trial of X4P-001 for the treatment of WM, and its Phase 1/2 for the treatment of ccRCC. X4 does not know whether planned clinical trials will begin or enroll subjects on time, need to be redesigned or be completed on schedule, if at all. Clinical trials may be delayed, suspended or terminated for a variety of reasons, such as:

•	delay or failure in reaching agreement with the FDA or a comparable foreign regulatory authority on a trial design that X4 is able to execute;

•	delay or failure in obtaining authorization to commence a trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical trial;

•	inability, delay or failure in identifying and maintaining a sufficient number of trial sites, many of which may already be engaged in competing clinical trial programs;

•	delay or failure in recruiting and enrolling suitable subjects to participate in a trial;

•	delay or failure in having subjects complete a trial or return for post-treatment follow-up;

•	clinical sites and investigators deviating from trial protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a trial;

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delay or failure in reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delay or failure in obtaining institutional review board, or IRB, approval to conduct a clinical trial at each site;

•	delays resulting from negative or equivocal findings of the Data Safety Monitoring Board, or DSMB, if any;

•	ambiguous or negative results;

•	decision by the FDA, a comparable foreign regulatory authority, or recommendation by a DSMB to suspend or terminate clinical trials at any time for safety issues or for any other reason;

•	inadequate drug product for use in nonclinical studies or clinical trials;

•	lack of adequate funding to continue the product development program; or

•	changes in governmental regulations or requirements.

Any delays in completing X4’s clinical trials will increase its costs, slow down its product candidate development and approval process and jeopardize its ability to commence product sales and generate revenues. Any of these occurrences may significantly harm X4’s business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of X4’s product candidates.

X4 may fail to enroll a sufficient number of patients in its clinical trials in a timely manner, which could delay or prevent clinical trials of its product candidates.

Identifying and qualifying patients to participate in clinical trials of X4’s product candidates is critical to its success. The timing of X4’s clinical trials depends on the rate at which X4 can recruit and enroll patients in testing its product candidates. The timing of X4’s clinical trials depends in part on the speed at which X4 can recruit patients to participate in testing X4P-001 and any other current or future product candidates that X4 may develop as well as completion of required follow-up periods. If X4 cannot identify patients to participate in its clinical trials or if patients are unwilling to participate in its clinical trials for any reason, including if patients choose to enroll in competitive clinical trials for similar patient populations, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of X4P-001 and any other current or future product candidates that X4 may develop may be delayed. These delays could result in increased costs, delays in advancing X4’s current or future product candidates, including X4P-001, X4P-002 or X4P-003, delays in testing the effectiveness of its product candidates or termination of the clinical trials altogether.

X4 may not be able to identify, recruit and enroll a sufficient number of patients, or those with required or desired characteristics to achieve diversity in a trial, to complete its clinical trials in a timely manner. In particular, X4 is currently evaluating X4P-001 for the treatment of WHIM syndrome, an orphan disease with limited patient pools from which to draw for clinical trials. The eligibility criteria of X4’s clinical trials will further limit the pool of available trial participants.

Patient enrollment, a significant factor in the duration of clinical trials, is also affected by many factors, including:

•	the severity of the disease under investigation;

•	the size and nature of the patient population (particularly with respect to orphan drugs which, by definition, are intended for a relatively small patient population);

•	the eligibility criteria for the clinical trial in question;

•	the design of the clinical trial;

•	the inability to obtain and maintain patient consents;

•	the risk that enrolled subjects will drop out before completion;

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clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drug that may be approved or for which clinical trials are initiated for the indications that X4 is investigating;

•	X4’s CROs and its trial sites’ efforts to facilitate timely screening and enrollment in clinical trials;

•	patient referral practices of physicians; and

•	X4’s ability to monitor patients adequately during and after treatment.

X4 has made certain assumptions about the rate at which X4 can enroll patients in its clinical trials. To the extent that X4 does not meet this enrollment target, X4’s projected timeline for development of X4’s product candidates may be slowed. X4 relies on CROs and clinical trial sites to ensure the proper and timely conduct of its clinical trials and while X4 will have agreements governing their activities, X4 has limited control over their actual performance.

If X4 experiences difficulty enrolling a sufficient number of patients to conduct its clinical trials as planned, it may be forced to delay, limit or terminate ongoing or planned clinical trials of its product candidates, which would delay its ability to obtain approvals and generate product revenues from any of these product candidates.

If the commercial opportunity in WHIM syndrome is smaller than X4 anticipates, X4’s potential future revenue from X4P-001 for the treatment of WHIM syndrome may be adversely affected and its business may suffer.

If the size of the commercial opportunities in any of X4’s target indications is smaller than X4 anticipates, X4 may not be able to achieve profitability and growth. X4 is developing X4P-001 initially as a treatment for patients with WHIM syndrome and also as a treatment for other rare diseases, including primary immunodeficiencies such as SCN and cancer such as WM. WHIM syndrome, SCN and WM are each rare diseases, with a limited patient population.

X4 is aware of only a few small available patient registries for WHIM syndrome, and X4 relies on various estimates and assumptions to estimate the addressable WHIM syndrome population. Based on a preliminary independent market research study conducted by a third-party research firm study that X4 sponsored, X4 estimates there are more than 1,000 genetically confirmed WHIM patients in the United States. If the commercial opportunity in WHIM syndrome is smaller than X4 anticipates, whether because X4’s estimates of the addressable patient population prove to be incorrect or another reasons, X4’s potential future revenue from X4P-001 may be adversely affected and its business may suffer.

It is critical to X4’s ability to grow and become profitable that X4 successfully identifies patients with WHIM syndrome and any other primary immunodeficiency that X4 may target. X4’s projections of the number of people who have WHIM syndrome or its other potential primary immunodeficiencies, are based on a variety of sources, including third-party estimates and analyses in the scientific literature, and may prove to be incorrect. Further, new information may emerge that changes X4’s estimate of the prevalence of these diseases or the number of patient candidates for WHIM syndrome. The effort to identify patients with WHIM syndrome or X4’s other potential target indications is at an early stage, and X4 cannot accurately predict the number of patients for whom treatment might be possible. Additionally, the addressable patient population for WHIM syndrome may be limited or may not be amenable to treatment with X4P-001, and new patients may become increasingly difficult to identify or gain access to, which would adversely affect X4’s results of operations and its business. Further, even if X4 obtains significant market share for WHIM syndrome, X4 may never achieve profitability because the potential target patient population in WHIM syndrome is small.

If X4 experiences any of a number of possible unforeseen events in connection with its clinical trials, potential marketing approval or commercialization of its product candidates, or entry into licensing, collaboration or similar arrangements, could be delayed or prevented.

X4 may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent its ability to receive marketing approval or commercialize its product candidates, including:

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clinical trials of its product candidates may produce negative or inconclusive results, and X4 may decide, or regulators may require it, to conduct additional clinical trials or abandon product development programs;

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the number of patients required for clinical trials of its product candidates may be larger than X4 anticipates, enrollment in these clinical trials may be slower than X4 anticipates or participants may drop out of these clinical trials at a higher rate than X4 anticipates;

•	X4 may be unable to recruit and enroll a sufficient number of patients in its clinical trials to ensure adequate statistical power to detect any statistically significant treatment effects;

•	X4’s third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to X4 in a timely manner, or at all;

•	regulators, institutional review boards or independent ethics committees may not authorize X4 or its investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	X4 may experience delays in reaching, or X4 may fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

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X4 may have to suspend or terminate clinical trials of its product candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks or undesirable side effects;

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regulators, institutional review boards or independent ethics committees may require that X4 or its investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•	the cost of clinical trials of X4’s product candidates may be greater than X4 anticipates;

•	the supply or quality of X4’s product candidates or other materials necessary to conduct clinical trials of its product candidates may be insufficient or inadequate; and

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X4’s product candidates may have undesirable side effects or other unexpected characteristics, causing X4 or its investigators, regulators, institutional review boards or independent ethics committees to suspend or terminate the clinical trials.

X4’s product development costs will increase if X4 experiences delays in testing or marketing approvals. X4 does not know whether any preclinical tests or clinical trials will begin as planned, will need to be redesigned or will be completed on schedule, or at all. Significant preclinical study or clinical trial delays also could shorten any periods during which X4 may have the exclusive right to commercialize its product candidates, if they are approved, or allow its competitors to bring products to market before X4 does and impair X4’s ability to successfully commercialize its product candidates, which may harm its business and results of operations.

X4 may expend its limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because X4 has limited financial and managerial resources, X4 focuses on specific product candidates. Currently, X4 is focusing its resources predominantly on X4P-001 for the treatment of WHIM syndrome and X4P-001 for the treatment of various cancers. As a result, X4 may forego or delay pursuit of opportunities with other product candidates or for other indications that have or that could later prove to have greater commercial potential. X4’s resource allocation decisions may cause it to fail to capitalize on viable commercial products or alternate and/or profitable market opportunities. X4’s spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If X4 does not accurately evaluate the commercial potential or target market for a particular product candidate, X4 may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for X4 to retain sole development and commercialization rights to such product candidate.

Risks Related to the Marketing and Commercialization of X4’s Product Candidates

If X4 is unable to establish sales and marketing capabilities to market and sell its product candidates, X4 may be unable to generate any revenue.

Even if X4 is ultimately successful in obtaining regulatory approval of X4P-001 for the treatment of WHIM syndrome or another indication, in order to market and sell X4P-001 and its other product candidates in development, X4 currently intends to build and develop its own sales, marketing and distribution operations. Although X4’s management team has previous experience with such efforts, there can be no assurance that X4 will be successful in building these operations. If X4 is unable to establish adequate sales, marketing and distribution capabilities, X4 may not be able to generate product revenue and may not become profitable. X4 will also be competing with many companies that currently have extensive and well-funded sales and marketing operations. If any of X4’s product candidates are approved, X4 may be unable to compete successfully against these more established companies.

X4’s commercial success depends upon attaining significant market acceptance of its product candidates, if approved, among hospitals, physicians, patients and healthcare payors.

Even if X4 obtains regulatory approval for any of its product candidates that X4 may develop or acquire in the future, the product may not gain market acceptance among hospitals, physicians, health care payors, patients and the medical community. Market acceptance of any of X4’s product candidates for which X4 receives approval depends on a number of factors, including:

•	the efficacy and safety of such product candidates as demonstrated in clinical trials;

•	the clinical indications for which the product candidate is approved;

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acceptance by major operators of hospitals, physicians and patients of the product candidate as a safe and effective treatment, particularly the ability of X4P-001 and X4’s other product candidates to establish themselves as a new standard of care in the treatment paradigm for the indications that X4 is pursuing;

•	the potential and perceived advantages of X4’s product candidates over alternative treatments as compared to the relative costs of the product candidates and alternative treatments;

•	the prevalence and severity of any side effects with respect to X4’s product candidates, including X4P-001;

•	X4’s ability to offer any approved products for sale at competitive prices;

•	the timing of market introduction of X4’s products as well as competitive products;

•	the availability of adequate reimbursement and pricing by third party payors and government authorities;

•	relative convenience and ease of administration; and

•	the effectiveness of X4’s sales and marketing efforts and those of its potential future collaborators.

There may be delays in getting X4’s product candidates, if approved, on hospital or insurance formularies or limitations on coverages that may be available in the early stages of commercialization for newly approved drugs. If any of X4’s product candidates are approved but fail to achieve market acceptance among hospitals, physicians, patients or health care payors, X4 will not be able to generate significant revenues, which would have a material adverse effect on its business, prospects, financial condition and results of operations.

Product candidates may cause undesirable side effects that could delay or prevent their marketing approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any, including marketing withdrawal.

Undesirable side effects caused by any of X4’s product candidates that X4 may develop or acquire could cause X4 or the FDA or other regulatory authorities to interrupt, delay or halt X4’s clinical trials and could result in more restrictive labels or the delay or denial of marketing approval by the FDA or other regulatory authorities of such product candidates. Results of X4’s clinical trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, X4’s trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order X4 to cease further development of or deny approval of its product candidates for any or all targeted indications. In addition, any drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm X4’s business, financial condition and prospects significantly.

Further, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients, rare and severe side effects of X4’s product candidates may only be uncovered with a significantly larger number of patients exposed to the product candidate. If X4’s product candidates receive marketing approval and X4 or others identify undesirable side effects caused by such product candidates (or any other similar drugs) after such approval, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw or limit their approval of such product candidates;

•	regulatory authorities may require the addition of labeling statements, such as a “boxed” warning or a contraindication;

•	X4 may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	X4 may be required to change the way such product candidates are distributed or administered, conduct additional clinical trials or change the labeling of the product candidates;

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regulatory authorities may require a Risk Evaluation and Mitigation Strategy plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools;

•	X4 may be subject to regulatory investigations and government enforcement actions;

•	X4 may decide to remove such product candidates from the marketplace after they are approved;

•	X4 could be sued and held liable for injury caused to individuals exposed to or taking its product candidates; and

•	X4’s reputation may suffer.

X4 believes that any of these events could prevent it from achieving or maintaining market acceptance of the affected product candidates and could substantially increase the costs of commercializing its product candidates, if approved, and significantly impact its ability to successfully commercialize its product candidates and generate revenues.

X4’s relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose X4 to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Although X4 does not currently have any drugs on the market, once X4 begins commercializing its product candidates, X4 will be subject to additional healthcare statutory and regulatory requirements and enforcement by federal government and the states and foreign governments in the jurisdictions in which X4 conducts its business. Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which X4 obtains marketing approval. X4’s future arrangements with third-party payors and customers may expose X4 to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which X4 markets, sells and distributes any products for which X4 obtains marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include the following:

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the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid; a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal false claims laws impose criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government; in addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal physician payment transparency requirements, sometimes referred to as the “Sunshine Act” under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, require manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report to CMS information related to payments and other transfers of value to physicians and teaching hospitals and the ownership and investment interests of physicians and their immediate family members in such manufacturers;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, which also imposes obligations on certain covered entity healthcare providers, health plans, and healthcare clearinghouses as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers;

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some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and

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state and foreign laws also govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that X4’s business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that X4’s business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If X4’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to it, X4 may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion of products from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of X4’s operations. If any of the physicians or other healthcare providers or entities with whom X4 expects to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Current and future legislation may increase the difficulty and cost for X4 to obtain marketing approval of and commercialize X4’s product candidates and affect the prices X4 may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of X4’s product candidates, restrict post-approval activities and affect its ability to profitably sell any product candidates for which X4 obtains marketing approval.

In the United States, Medicare covers certain drug purchases by the elderly and eligible disabled people and introduced a reimbursement methodology based on average sales prices for physician-administered drugs. In addition, Medicare may limit the number of drugs that will be covered in any therapeutic class. Ongoing cost reduction initiatives and future laws could decrease the coverage and price that X4 will receive for any approved products. While Medicare beneficiaries are limited to most elderly and certain disabled individual, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates.

In March 2010, the ACA became law. The ACA is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Among the provisions of the ACA of importance to X4’s product candidates are the following:

•	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices;

•	extension of manufacturers’ Medicaid rebate liability;

•	expansion of eligibility criteria for Medicaid programs;

•	expansion of the entities eligible for discounts under the Public Health Service Act’s pharmaceutical pricing program;

•	new requirements to report financial arrangements with physicians and teaching hospitals;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

The current administration supports a repeal of the ACA and an Executive Order has been signed mandating that federal agencies try to waive or delay requirements of the ACA that impose economic or regulatory burdens on states, families, the health-care industry and others. The Executive Order also declares that the administration will seek the “prompt repeal” of the law and that the government should prepare to “afford the States more flexibility and control to create a more free and open healthcare market.” At this time, the immediate impact of the Executive Order is not clear. In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These new laws may result in additional reductions in Medicare and other healthcare funding.

X4 expects that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that X4 will receive for any approved product. Any reduction in payments from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent X4 from being able to generate revenue, attain profitability, or commercialize its products.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. X4 cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals, if any, of X4’s product candidates may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject X4 to more stringent product labeling and post-marketing conditions and other requirements.

If, in the future, X4 is unable to establish sales and marketing capabilities or to selectively enter into agreements with third parties to sell and market its product candidates, X4 may not be successful in commercializing its product candidates if and when they are approved.

X4 does not have a sales or marketing infrastructure and has no experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any approved product for which X4 retains sales and marketing responsibilities, X4 must either develop a sales and marketing organization or outsource these functions to other third parties. In the future, X4 may choose to build a focused sales and marketing infrastructure to sell some of its product candidates if and when they are approved.

There are risks involved both with establishing X4’s own sales and marketing capabilities and with entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which X4 recruits a sales force and establishes marketing capabilities is delayed or does not occur for any reason, X4 would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and X4’s investment would be lost if X4 cannot retain or reposition its sales and marketing personnel.

Factors that may inhibit X4’s efforts to commercialize its product candidates on its own include:

•	X4’s inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future products; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If X4 enters into arrangements with third parties to perform sales, marketing and distribution services, X4’s product revenue or the profitability of these product revenue to X4 may be lower than if X4 were to market and sell any products that X4 develops itself. In addition, X4 may not be successful in entering into arrangements with third parties to sell and market its product candidates or may be unable to do so on terms that are favorable to X4. X4 may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market X4’s products effectively. If X4 does not establish sales and marketing capabilities successfully, either on its own or in collaboration with third parties, X4 will not be successful in commercializing its product candidates.

X4 faces substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than X4 does.

The development and commercialization of new drug products is highly competitive. X4 faces competition with respect to its current product candidates, and will face competition with respect to any product candidates that X4 may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the cancer, such as ccRCC. Some of these competitive products and therapies are based on scientific approaches that are the same as or similar to X4’s approach and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

X4’s lead product candidate, X4P-001, is in clinical development for the treatment of WHIM syndrome. X4 is also developing X4P-001 for the treatment of SCN, for the treatment of WM and for the treatment of ccRCC. For WHIM syndrome, there are no products currently marketed for the treatment of patients with WHIM syndrome, although there are products available to treat chronic neutropenia and infections. There are, however, a variety of available drug therapies marketed for cancer. In many cases, these drugs are administered in combination to enhance efficacy. Some of the currently approved drug therapies are branded and subject to patent protection, and others are available on a generic basis. Many of these approved drugs are well-established therapies and are widely accepted by physicians, patients and third-party payors. Insurers and other third-party payors may also encourage the use of generic products. X4 expects that if its product candidates are approved, they will be priced at a significant premium over competitive generic products. This may make it difficult for X4 to achieve its business strategy of using its product candidates in combination with existing therapies or replacing existing therapies with its product candidates.

X4’s competitors may develop products that are more effective, have a better safety profile, are more convenient or less costly than any that X4 is developing or that would render X4’s product candidates obsolete or non-competitive. X4’s competitors may also obtain marketing approval from the FDA or other regulatory authorities for their products sooner than X4 may obtain approval for its product candidates, which could result in its competitors establishing a strong market position before X4 is able to enter the market.

Many of X4’s competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than X4 does. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of X4’s competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties may compete with X4 in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, X4’s programs.

X4 intends to market X4P-001 and its other product candidates outside of the United States, and if X4 does, X4 will be subject to the risks of doing business outside of the United States.

Because X4 intends to market X4P-001 and other product candidates, if approved, outside of the United States, X4’s business is subject to risks associated with doing business outside of the United States. Accordingly, X4’s business and financial results in the future could be adversely affected due to a variety of factors, including:

•	failure to develop an international sales, marketing and distribution system for X4’s products;

•	changes in a specific country’s or region’s political and cultural climate or economic condition;

•	unexpected changes in foreign laws and regulatory requirements;

•	difficulty of effective enforcement of contractual provisions in local jurisdictions;

•	inadequate intellectual property protection in foreign countries;

•	inadequate data protection against unfair commercial use;

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trade-protection measures, import or export licensing requirements such as Export Administration Regulations promulgated by the United States Department of Commerce and fines, penalties or suspension or revocation of export privileges;

•	the effects of applicable foreign tax structures and potentially adverse tax consequences; and

•	significant adverse changes in foreign currency exchange rates.

Even if X4 is able to commercialize X4P-001 or any other product candidate that X4 develops, the product may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which would harm its business.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted and, in some markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, X4 might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay its commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues X4 is able to generate from the sale of the product in that country. Adverse pricing limitations may hinder X4’s ability to recoup its investment in one or more product candidates, even if its product candidates obtain marketing approval.

X4’s ability to commercialize X4P-001 or any other product candidate successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. and E.U. healthcare industries and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. X4 cannot be sure that coverage and reimbursement will be available for X4P-001 or any other product that X4 commercializes and, if coverage and reimbursement is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product candidate for which X4 obtains marketing approval. Obtaining and maintaining adequate reimbursement for X4P-001 may be particularly difficult because of the higher prices typically associated with drugs directed at smaller populations of patients. In addition, third-party payors are likely to impose strict requirements for reimbursement of a higher priced drug, and any launch of a competitive product is likely to create downward pressure on the price initially charged. If reimbursement is not available or is available only to a limited degree, X4 may not be able to successfully commercialize any product candidate for which X4 obtains marketing approval.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the applicable regulatory authority. Moreover, eligibility for coverage and reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers X4’s costs, including research, development, intellectual property, manufacturing, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover X4’s costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs, and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. In the United States, third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. In the European Union, reference pricing systems and other measures may lead to cost containment and reduced prices. X4’s inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that X4 develops could have a material adverse effect on its operating results, its ability to raise capital needed to commercialize products and its overall financial condition.

Governments outside the United States tend to impose strict price controls, which may adversely affect X4’s revenues, if any.

In some countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, X4 may be required to conduct a clinical trial that compares the cost-effectiveness of its product candidate to other available therapies. If reimbursement of X4’s products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, X4’s business could be harmed, possibly materially.

Product liability lawsuits against X4 could cause X4 to incur substantial liabilities and could limit the commercialization of any product candidates X4 may develop.

X4 faces an inherent risk of product liability exposure related to the testing of its product candidates in human clinical trials and will face an even greater risk with respect to commercial sales of any products that X4 may develop. If X4 cannot successfully defend itself against claims that its product candidates or products caused injuries, X4 could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	reduced resources of X4’s management to pursue its business strategy;

•	decreased demand for any products that X4 may develop;

•	injury to X4’s reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend any related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue;

•	increased insurance costs; and

•	the inability to commercialize any products that X4 may develop.

Although X4 maintains clinical trial insurance coverage, it may not be adequate to cover all liabilities that X4 may incur. X4 anticipates that X4 will need to increase its insurance coverage as X4 continues clinical trials or begins commercialization of any products. Insurance coverage is increasingly expensive. X4 may not be able to obtain or maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to X4’s Dependence on Third Parties

X4 has no experience manufacturing its product candidates on a large clinical or commercial scale and has no manufacturing facility. X4 is currently dependent on a single third party manufacturer for the manufacture of X4P-001 for the active pharmaceutical ingredient, or API, and a single manufacturer of X4P-001 finished drug product capsules, and if X4 experiences problems with these third parties, the manufacturing of X4P-001 could be delayed, which could harm its results of operations.

X4 does not own or operate facilities for the manufacture of X4P-001 or any other product candidate. X4 currently has no plans to build its own clinical or commercial scale manufacturing capabilities. X4 currently works exclusively with one manufacturer for the production of X4P-001 for the active pharmaceutical ingredient, or API, and a single manufacturer of X4P-001 finished drug product capsules. To meet X4’s projected needs for clinical supplies to support its activities through regulatory approval and commercial manufacturing, the manufacturer with whom X4 currently works will need to increase scale of production or X4 will need to find additional or alternative manufacturers. X4 has not yet identified alternate suppliers in the event the current manufacturer X4 utilizes is unable to scale production, or if otherwise X4 experiences any problems with them. If such problems arise and X4 is unable to arrange for alternative third-party manufacturing sources, X4 is unable to find an alternative third party capable of reproducing the existing manufacturing method or X4 is unable to do so on commercially reasonable terms or in a timely manner, X4 may not be able to complete development of its product candidates, or market or distribute them.

Reliance on third-party manufacturers entails risks to which X4 would not be subject if X4 manufactured its product candidates itself, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond its control (including a failure to synthesize and manufacture its product candidates or any products that X4 may eventually commercialize in accordance with its specifications), and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to X4. In addition, the FDA and other regulatory authorities require that X4’s product candidates and any products that X4 may eventually commercialize be manufactured according to cGMP and similar foreign standards. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and some state agencies, and are subject to periodic unannounced inspections for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA or other regulatory authority approval before being implemented. FDA requirements also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon X4 and any third-party manufacturers that X4 may decide to use. Accordingly, the manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain cGMP compliance. Any failure by X4’s third-party manufacturers to comply with cGMP or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of product candidates or products if they are approved in a timely manner, could lead to a delay in, or failure to obtain, regulatory approval of any of X4’s product candidates. In addition, such failure could be the basis for the FDA to issue a warning letter, withdraw approvals for product candidates previously granted to X4, or take other regulatory or legal action, including recall or seizure, total or partial suspension of production, suspension of ongoing clinical trials, refusal to approve pending applications or supplemental applications, detention of product, refusal to permit the import or export of products, injunction, or imposing civil and criminal penalties.

X4’s current manufacturer and any future manufacturers may not be able to manufacture X4’s product candidates at a cost or in quantities or in a timely manner necessary to make commercially successful products. If X4 successfully commercializes any of its product candidates, X4 may be required to establish large-scale commercial manufacturing capabilities. In addition, as X4’s drug development pipeline increases and matures, X4 will have a greater need for clinical study and commercial manufacturing capacity. X4 has no experience manufacturing pharmaceutical products on a commercial scale and some of these manufacturers will need to increase their scale of production to meet its projected needs for commercial manufacturing, the satisfaction of which may not be met on a timely basis.

X4 relies on third-party CROs to conduct its preclinical studies and clinical trials. If these CROs do not successfully carry out their contractual duties or meet expected deadlines, X4 may not be able to obtain regulatory approval for or commercialize its product candidates and its business could be substantially harmed.

X4 has relied upon and plans to continue to rely upon third-party contract research organizations, or CROs, and clinical data management organizations to monitor and manage data for its ongoing preclinical and clinical programs. Although X4 controls only certain aspects of their activities, X4 is responsible for ensuring that each of its studies is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and its reliance on the CROs does not relieve X4 of its regulatory responsibilities. X4 also relies on third parties to conduct its preclinical studies in accordance with Good Laboratory Practice, or GLP, requirements and the Laboratory Animal Welfare Act of 1966 requirements. X4, its CROs and its clinical trial sites are required to comply with regulations and current Good Clinical Practices, or GCP, and comparable foreign requirements to ensure that the health, safety and rights of patients are protected in clinical trials, and that data integrity is assured. Regulatory authorities ensure compliance with GCP requirements through periodic inspections of trial sponsors and trial sites. If X4, any of its CROs or its clinical trial sites fail to comply with applicable GCP requirements, the clinical data generated in its clinical trials or a specific site may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require X4 to perform additional clinical trials before approving its marketing applications.

X4’s CROs are not X4’s employees, and except for remedies available to X4 under its agreements with such CROs, X4 cannot control whether or not they devote sufficient time and resources to its ongoing clinical and preclinical programs. If CROs do not successfully carry out their contractual obligations or meet expected timelines or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to X4’s clinical protocols, regulatory requirements or for other reasons, X4’s clinical trials may be extended, delayed or terminated and X4 may not be able to obtain regulatory approval for or successfully commercialize its product candidates. As a result, X4’s results of operations and the commercial prospects for its product candidates would be harmed, its costs could increase and its ability to generate revenues could be delayed.

Disruptions in X4’s supply chain could delay the commercial launch of its product candidates.

Any significant disruption in X4’s supplier relationships could harm its business. X4 currently relies on a single source supplier for the API of X4P-001, as well a single supplier for the finished product capsules for X4P-001. If either of these single source suppliers suffers a major natural or man-made disaster at its manufacturing facility, X4 would not be able to manufacture X4P-001 on a commercial scale until a qualified alternative supplier is identified. Although alternative sources of supply exist, the number of third party suppliers with the necessary manufacturing and regulatory expertise and facilities is limited, and it could be expensive and take a significant amount of time to arrange for alternative suppliers. Any significant delay in the supply of a product candidate or its key materials for an ongoing clinical study could considerably delay completion of X4’s clinical studies, product testing and potential regulatory approval of its product candidates. If X4’s manufacturers or X4 is unable to purchase these key materials after regulatory approval has been obtained for its product candidates, the commercial launch of its product candidates would be delayed, which would impair its ability to generate revenues from the sale of its product candidates.

X4’s employees, principal investigators, CROs and consultants may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on its business.

X4 is exposed to the risk that its employees, principal investigators, CROs and consultants may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional failures to comply with FDA regulations or similar regulations of comparable foreign regulatory authorities, to provide accurate information to the FDA or comparable foreign regulatory authorities, to comply with manufacturing standards X4 has established, to comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, to report financial information or data accurately or to disclose unauthorized activities to X4. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee or third party misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to X4’s reputation. It is not always possible to identify and deter employee misconduct, and the precautions X4 takes to detect and prevent this activity, such as employee training, may not be effective in controlling unknown or unmanaged risks or losses or in protecting X4 from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against X4, and X4 is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business and results of operations, including the imposition of significant fines or other sanctions.

X4 may seek to selectively establish collaborations, and, if X4 is unable to establish them on commercially reasonable terms, X4 may have to alter its development and commercialization plans.

X4’s drug development programs and the potential commercialization of its product candidates will require substantial additional cash to fund expenses. For some of its product candidates, X4 may decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of those product candidates.

X4 faces significant competition in seeking appropriate collaborators. Whether X4 reaches a definitive agreement for a collaboration will depend, among other things, upon its assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to X4’s ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with X4 for its product candidate.

X4 intends to enter into a strategic partnership for future development and potential commercialization of X4P-001 in ccRCC. In addition, X4 is in discussions with respect to a strategic partnership for the development and potential commercialization of X4P-001 in WHIM syndrome and oncology in Greater China. Although X4 currently has no definitive agreement with respect to such strategic partnership, such strategic partnership could materially impact X4’s business, financial condition and results of operations. No assurance can be given, however, that X4 will enter into any such strategic collaboration or, if entered into, any such strategic collaboration will prove to be successful.

Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

If X4 decides to collaborate with a third party in connection with any of its development programs or product candidates, X4 may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If X4 is unable to do so, X4 may have to curtail the development program or the product candidate for which X4 is seeking to collaborate, reduce or delay its development program or one or more of its other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase its expenditures and undertake development or commercialization activities at its own expense. If X4 elects to increase its expenditures to fund development or commercialization activities on its own, X4 may need to obtain additional capital, which may not be available to X4 on acceptable terms or at all. If X4 does not have sufficient funds, X4 may not be able to further develop its product candidates or bring them to market and generate product revenue.

To the extent X4 enters into any collaborations, X4 may depend on such collaborations for the development and commercialization of its product candidates. If those collaborations are not successful, X4 may not be able to capitalize on the market potential of its product candidates.

X4 may selectively seek third-party collaborators for the development and commercialization of its product candidates. X4’s likely collaborators for any collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. If X4 enters into any such arrangements with any third parties, X4 will likely have limited control over the amount and timing of resources that its collaborators dedicate to the development or commercialization of its product candidates. X4’s ability to generate revenue from these arrangements will depend on its collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

Collaborations involving X4’s product candidates pose many risks to X4, including that:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•

collaborators may not pursue development and commercialization of X4’s product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborator’s strategic focus or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•

collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with X4’s product candidates or products if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than X4’s;

•	collaborators with marketing and distribution rights to one or more product candidates or products may not commit sufficient resources to the marketing and distribution of such drugs;

•

collaborators may not properly maintain or defend X4’s intellectual property rights or may use X4’s proprietary information in such a way as to invite litigation that could jeopardize or invalidate X4’s proprietary information or expose X4 to potential litigation;

•

disputes may arise between the collaborators and X4 that result in the delay or termination of the research, development or commercialization of X4’s product candidates or products or that result in costly litigation or arbitration that diverts management attention and resources;

•	X4 may lose certain valuable rights under circumstances identified in its collaborations if X4 undergoes a change of control;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates; and

•

collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. In addition, if a future collaborator of X4’s were to be involved in a business combination, the continued pursuit and emphasis on X4’s product development or commercialization program under such collaboration could be delayed, diminished or terminated.

X4 may engage in future acquisitions or in-licenses of technology that could disrupt X4’s business, cause dilution to the combined organization’s stockholders and harm its financial condition and operating results.

While X4 currently has no specific plans to acquire any other businesses or in-license any additional products or technology, X4 may, in the future, make acquisitions or licenses of, or investments in, companies, products or technologies that X4 believes are a strategic or commercial fit with its current product candidates and business or otherwise offer opportunities for X4. In connection with these acquisitions or investments, the combined organization may:

•	issue stock that would dilute its stockholders’ percentage of ownership;

•	expend cash;

•	incur debt and assume liabilities; and

•	incur amortization expenses related to intangible assets or incur large and immediate write-offs.

X4 also may be unable to find suitable acquisition or license candidates and X4 may not be able to complete acquisitions or licenses on favorable terms, if at all. If X4 does complete an acquisition or license, X4 cannot assure you that it will ultimately strengthen its competitive position or that it will not be viewed negatively by customers, financial markets or investors. Further, future acquisitions or licenses could also pose numerous additional risks to X4’s operations, including:

•	problems integrating the purchased or licensed business, products or technologies;

•	increases to X4’s expenses;

•	the failure to have discovered undisclosed liabilities of the acquired or licensed asset or company;

•	diversion of management’s attention from their day-to-day responsibilities;

•	harm to X4’s operating results or financial condition;

•	entrance into markets in which X4 has limited or no prior experience; and

•	potential loss of key employees, particularly those of the acquired entity.

X4 may not be able to complete one or more acquisitions or effectively integrate the operations, products or personnel gained through any such acquisition without a material adverse effect on its business, financial condition and results of operations.

Risks Related to X4’s Intellectual Property

Recent laws and rulings by U.S. courts make it difficult to predict how patents will be issued or enforced in X4’s industry.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may have a significant impact on X4’s ability to protect its technology and enforce its intellectual property rights.

There have been numerous recent changes to the patent laws and to the rules of the United States Patent and Trademark Office, or USPTO, which may have a significant impact on X4’s ability to protect its technology and enforce its intellectual property rights. For example, the Leahy-Smith America Invents Act, which was signed into law in 2011, includes a transition from a “first-to-invent” system to a “first-to-file” system, and changes the way issued patents are challenged. Certain changes, such as the institution of inter partes review proceedings, came into effect on September 16, 2012. Substantive changes to patent law associated with the America Invents Act may affect X4’s ability to obtain patents, and, if obtained, to enforce or defend them in litigation or post-grant proceedings, all of which could harm X4’s business.

Furthermore, the patent positions of companies engaged in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Two cases involving diagnostic method claims and “gene patents” have recently been decided by the Supreme Court. On March 20, 2012, the Supreme Court issued a decision in Mayo Collaborative Services v. Prometheus Laboratories, Inc., or Prometheus, a case involving patent claims directed to measuring a metabolic product in a patient to optimize a drug dosage amount for the patient. According to the Supreme Court, the addition of well-understood, routine or conventional activity such as “administering” or “determining” steps was not enough to transform an otherwise patent ineligible natural phenomenon into patent eligible subject matter. On July 3, 2012, the USPTO issued guidance indicating that process claims directed to a law of nature, a natural phenomenon or an abstract idea that do not include additional elements or steps that integrate the natural principle into the claimed invention such that the natural principle is practically applied and the claim amounts to significantly more than the natural principle itself should be rejected as directed to non-statutory subject matter. On June 13, 2013, the Supreme Court issued its decision in Association for Molecular Pathology v. Myriad Genetics, Inc., or Myriad, a case involving patent claims held by Myriad Genetics, Inc. relating to the breast cancer susceptibility genes BRCA1 and BRCA2. Myriad held that isolated segments of naturally occurring DNA, such as the DNA constituting the BRCA1 and BRCA2 genes, is not patent eligible subject matter, but that complementary DNA, which is an artificial construct that may be created from RNA transcripts of genes, may be patent eligible.

X4 cannot assure you that its efforts to seek patent protection for its technology and products will not be negatively impacted by the decisions described above, rulings in other cases or changes in guidance or procedures issued by the USPTO. X4 cannot fully predict what impact the Supreme Court’s decisions in Prometheus and Myriad may have on the ability of life science companies to obtain or enforce patents relating to their products and technologies in the future.

Moreover, although the Supreme Court has held in Myriad that isolated segments of naturally occurring DNA are not patent-eligible subject matter, certain third parties could allege that activities that X4 may undertake infringe other gene-related patent claims, and X4 may deem it necessary to defend itself against these claims by asserting non-infringement and/or invalidity positions, or pay to obtain a license to these claims. In any of the foregoing or in other situations involving third-party intellectual property rights, if X4 is unsuccessful in defending against claims of patent infringement, X4 could be forced to pay damages or be subjected to an injunction that would prevent X4 from utilizing the patented subject matter. Such outcomes could harm X4’s business.

If X4 is unable to protect its intellectual property rights, its competitive position could be harmed.

X4 depends on its ability to protect its proprietary technology. X4 relies on trade secret, patent, copyright and trademark laws, and confidentiality, licensing and other agreements with employees and third parties, all of which offer only limited protection. X4’s success depends in large part on its ability to obtain and maintain patent protection in the United States and other countries with respect to its proprietary technology and products. Where X4 has the right to do so under its license agreements, X4 seeks to protect its proprietary position by filing patent applications in the United States and abroad related to its novel technologies and products that are important to its business.

The patent positions of biotechnology and pharmaceutical companies generally are highly uncertain, involve complex legal and factual questions and have in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of X4’s patents, including those patent rights licensed to X4 by third parties, are highly uncertain.

The steps X4 has taken to police and protect its proprietary rights may not be adequate to preclude misappropriation of its proprietary information or infringement of its intellectual property rights, both inside and outside the United States. The rights already granted under any of X4’s currently issued patents and those that may be granted under future issued patents may not provide X4 with the proprietary protection or competitive advantages that X4 is seeking. If X4 is unable to obtain and maintain patent protection for its technology and products, or if the scope of the patent protection obtained is not sufficient, X4’s competitors could develop and commercialize technology and products similar or superior to X4’s, and X4’s ability to successfully commercialize its technology and products may be adversely affected.

With respect to patent rights, X4 does not know whether any of the pending patent applications for any of its product candidates will result in the issuance of patents that protect its technology or products, or which will effectively prevent others from commercializing competitive technologies and products. X4’s pending applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Further, the examination process may require X4 or its licensors to narrow the claims, which may limit the scope of patent protection that may be obtained. Although X4’s license agreement with Genzyme includes a number of issued patents that are exclusively licensed to X4, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, issued patents that X4 owns or has licensed from third parties may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in the loss of patent protection, the narrowing of claims in such patents, or the invalidity or unenforceability of such patents, which could limit X4’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection for its technology and products. Protecting against the unauthorized use of X4’s patented technology, trademarks and other intellectual property rights is expensive, difficult and may, in some cases, not be possible. In some cases, it may be difficult or impossible to detect third party infringement or misappropriation of X4’s intellectual property rights, even in relation to issued patent claims, and proving any such infringement may be even more difficult.

X4 could be required to incur significant expenses to obtain its intellectual property rights, and X4 cannot ensure that it will obtain meaningful patent protection for its product candidates.

The patent prosecution process is expensive and time-consuming, and X4 may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, it is also possible that X4 will fail to identify patentable aspects of further inventions made in the course of its development and commercialization activities before they are publicly disclosed, making it too late to obtain patent protection on them. Further, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. X4 expects to seek extensions of patent terms where these are available in any countries where X4 is prosecuting patents. This includes in the United States under the Drug Price Competition and Patent Term Restoration Act of 1984, which permits a patent term extension of up to five years beyond the expiration of a patent that covers an approved product where the permission for the commercial marketing or use of the product is the first permitted commercial marketing or use, and as long as the remaining term of the patent does not exceed 14 years. However, the applicable authorities, including the FDA in the United States, and any equivalent regulatory authority in other countries, may not agree with X4’s assessment of whether such extensions are available, and may refuse to grant extensions to X4’s patents, or may grant more limited extensions than X4 requests. If this occurs, X4’s competitors may be able to take advantage of X4’s investment in development and clinical trials by referencing X4’s clinical and preclinical data and launch their product earlier than might otherwise be the case. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of X4’s patents or narrow the scope of X4’s patent protection. The laws of foreign countries may not protect X4’s rights to the same extent as the laws of the United States, and these foreign laws may also be subject to change. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or in some cases not at all. Therefore, X4 cannot be certain that X4 or its licensors were the first to make the inventions claimed in X4’s owned or licensed patents or pending patent applications, or that X4 or its licensors were the first to file for patent protection of such inventions.

In March 2013, the United States transitioned to a ‘first to file’ system in which the first inventor to file a patent application will be entitled to the patent. Third parties are allowed to submit prior art prior to the issuance of a patent by the USPTO and may become involved in post-grant review or derivation proceedings for applications filed on or after March 16, 2013, interference proceedings for applications filed before March 16, 2013, ex parte reexamination, or inter partes review challenging X4’s patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, X4’s patent rights, which could adversely affect X4’s competitive position with respect to third parties.
Obtaining and maintaining X4’s patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and X4’s patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO, and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other requirements during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If X4 or its licensors fail to maintain the patents and patent applications covering its product candidates, X4’s competitors might be able to enter the market, which would have a material adverse effect on its business.

X4 may become involved in lawsuits to protect or enforce its intellectual property, which could be expensive, time consuming and unsuccessful.

In addition to the possibility of litigation relating to infringement claims asserted against it, X4 may become a party to other patent litigation and other proceedings, including inter partes review proceedings, post-grant review proceedings, derivation proceedings declared by the USPTO and similar proceedings in foreign countries, regarding intellectual property rights with respect to its current or future technologies or product candidates or products. The cost to X4 of any patent litigation or other proceeding, even if resolved in X4’s favor, could be substantial. Some of X4’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than X4 can because of their substantially greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could impair X4’s ability to compete in the marketplace.

Competitors may infringe or otherwise violate X4’s intellectual property, including patents that may issue to or be licensed by X4. As a result, X4 may be required to file claims in an effort to stop third-party infringement or unauthorized use. Any such claims could provoke these parties to assert counterclaims against X4, including claims alleging that X4 infringes their patents or other intellectual property rights. This can be prohibitively expensive, particularly for a company of X4’s size, and time-consuming, and even if X4 is successful, any award of monetary damages or other remedy X4 may receive may not be commercially valuable. In addition, in an infringement proceeding, a court may decide that X4’s asserted intellectual property is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that X4’s intellectual property does not cover its technology. An adverse determination in any litigation or defense proceedings could put X4’s intellectual property at risk of being invalidated or interpreted narrowly and could put X4’s patent applications at risk of not issuing.

If the breadth or strength of X4’s patent or other intellectual property rights is compromised or threatened, it could allow third parties to commercialize X4’s technology or products or result in X4’s inability to commercialize its technology and products without infringing third-party intellectual property rights. Further, third parties may be dissuaded from collaborating with X4.

Interference or derivation proceedings brought by the USPTO or its foreign counterparts may be necessary to determine the priority of inventions with respect to X4’s patent applications, and X4 may also become involved in other proceedings, such as re-examination proceedings, before the USPTO or its foreign counterparts. Due to the substantial competition in the pharmaceutical space, the number of such proceedings may increase. This could delay the prosecution of X4’s pending patent applications or impact the validity and enforceability of any future patents that X4 may obtain. In addition, any such litigation, submission or proceeding may be resolved adversely to X4 and, even if successful, may result in substantial costs and distraction to X4’s management.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of X4’s confidential information could be compromised by disclosure during this type of litigation. Moreover, intellectual property law relating to the fields in which X4 operates is still evolving and, consequently, patent and other intellectual property positions in X4’s industry are subject to change and are often uncertain. X4 may not prevail in any of these suits or other efforts to protect its technology, and the damages or other remedies awarded, if any, may not be commercially valuable. During the course of this type of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, the market price for the combined organization’s common stock could be significantly harmed.

From time to time, X4 may need to rely on licenses to proprietary technologies, which may be difficult or expensive to obtain or X4 may lose certain licenses which may be difficult to replace.

X4 may need to obtain licenses to patents and other proprietary rights held by third parties to develop, manufacture and market its product candidates. If X4 is unable to timely obtain these licenses on commercially reasonable terms and maintain these licenses, X4’s ability to commercially market its product candidates may be inhibited or prevented, which could have a material adverse effect on its business, results of operations, financial condition and cash flows.

A number of pharmaceutical companies have been the subject of intense review by the U.S. Federal Trade Commission or a corresponding agency in another country based on how they have conducted or settled drug patent litigation, and certain reviews have led to an allegation of an anti-trust violation, sometimes resulting in a fine or loss of rights. X4 cannot be sure that it would not also be subject to such a review or that the result of the review would be favorable to X4, which could result in a fine or penalty.

The U.S. Federal Trade Commission, or FTC, has brought a number of lawsuits in federal court in the past few years to challenge Hatch Waxman ANDA litigation settlements between innovator companies and generic companies as anti-competitive. The FTC has taken an aggressive position that anything of value is a payment, whether money is paid or not. Under their approach, if an innovator as part of a patent settlement agrees not to launch or delay launch of an authorized generic during the 180-day period granted to the first generic company to challenge an Orange Book listed patent covering an innovator drug, or negotiates a delay in entry without payment, the FTC may consider it an unacceptable reverse payment. The biopharmaceutical industry argues that such agreements are rational business decisions to dismiss risk and are immune from antitrust attack if the terms of the settlement are within the scope of the exclusionary potential of the patent. In 2013, the U.S. Supreme Court, in a five-to-three decision in FTC v. Actavis, Inc. rejected both the biopharmaceutical industry’s and FTC’s arguments with regard to so-called reverse payments, and held that whether a “reverse payment” settlement involving the exchange of consideration for a delay in entry is subject to an anticompetitive analysis depends on five considerations: (a) the potential for genuine adverse effects on competition; (b) the justification of payment; (c) the patentee’s ability to bring about anticompetitive harm; (d) whether the size of the payment is a workable surrogate for the patent’s weakness; and (e) that antitrust liability for large unjustified payments does not prevent litigating parties from settling their lawsuits, for example, by allowing the generic to enter the market before the patent expires without the patentee’s paying the generic. Furthermore, whether a reverse payment is justified depends upon its size, its scale in relation to the patentee’s anticipated future litigation costs, its independence from other services for which it might represent payment, as was the case in Actavis, and the lack of any other convincing justification. The Court held that reverse payment settlements can potentially violate antitrust laws and are subject to the standard antitrust rule-of-reason analysis, with the burden of proving that an agreement is unlawful on the FTC and leaving to lower courts the structuring of such rule of reason analysis. If X4 is faced with drug patent litigation, including Hatch Waxman litigation with a generic company, X4 could be faced with such an FTC challenge based on that activity, including how or whether X4 settles the case, and even if X4 strongly disagrees with the FTC’s position, X4 could face a significant expense or penalty.

Third parties may initiate legal proceedings alleging that X4 is infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of X4’s business.

X4’s commercial success depends upon its ability to develop, manufacture, market and sell its product candidates, and to use its proprietary technologies without infringing the proprietary rights of third parties. X4 may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to its products and technology, including interference and various post grant proceedings before the USPTO, non-U.S. opposition proceedings, and German nullity proceedings. Third parties may assert infringement claims against X4 based on existing patents or patents that may be granted in the future.

As a result of any such infringement claims, or to avoid potential claims, X4 may choose or be compelled to seek intellectual property licenses from third parties. These licenses may not be available on acceptable terms, or at all. Even if X4 is able to obtain a license, the license would likely obligate X4 to pay license fees or royalties or both, and the rights granted to X4 likely would be nonexclusive, which would mean that its competitors also could obtain licenses to the same intellectual property. Ultimately, X4 could be prevented from commercializing a product candidate or technology or be forced to cease some aspect of its business operations if, as a result of actual or threatened infringement claims, X4 is unable to enter into licenses of the relevant intellectual property on acceptable terms. Further, if X4 attempts to modify a product candidate or technology or to develop alternative methods or products in response to infringement claims or to avoid potential claims, X4 could incur substantial costs, encounter delays in product introductions or interruptions in sales. Ultimately, such efforts could be unsuccessful.

Intellectual property litigation could cause X4 to spend substantial resources and distract X4’s personnel from their normal responsibilities.

Litigation or other legal proceedings relating to intellectual property claims, with or without merit, is unpredictable and generally expensive and time consuming and is likely to divert significant resources from X4’s core business, including distracting its technical and management personnel from their normal responsibilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of X4’s confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of the combined organization’s common stock and negatively impact the combined organization’s ability to raise additional funds. Such litigation or proceedings could substantially increase X4’s operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities.

X4 may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of X4’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than X4 can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite X4’s efforts, X4 may not be able to prevent third parties from infringing upon or misappropriating or from successfully challenging its intellectual property rights. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on X4’s ability to compete in the marketplace.

X4’s trade secrets are difficult to protect and if X4 is unable to protect the confidentiality of its trade secrets, its business and competitive position would be harmed.

In addition to seeking patents for some of X4’s technologies and product candidates, X4 also relies on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain its competitive position. X4 seeks to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as X4’s employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. X4 also enters into confidentiality, non-competition, non-solicitation, and invention assignment agreements with its employees and consultants that obligate them to assign to X4 any inventions developed in the course of their work for X4. However, X4 cannot guarantee that X4 has executed these agreements with each party that may have or have had access to its trade secrets or that the agreements X4 has executed will provide adequate protection. Despite these efforts, any of these parties may breach the agreements and disclose X4’s proprietary information, including its trade secrets, and X4 may not be able to obtain adequate remedies for such breaches. As a result, X4 may be forced to bring claims against third parties, or defend claims that they bring against X4, to determine ownership of what X4 regards as its intellectual property. Monitoring unauthorized disclosure is difficult and X4 does not know whether the procedures that X4 has followed to prevent such disclosure are or will be adequate. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States may be less willing or unwilling to protect trade secrets. If any of the technology or information that X4 protects as trade secrets were to be lawfully obtained or independently developed by a competitor, X4 would have no right to prevent them from using that technology or information to compete with X4. If any of X4’s trade secrets were to be disclosed to, or independently developed by, a competitor, X4’s competitive position would be harmed.

X4 may be subject to claims that its employees have wrongfully used or disclosed alleged trade secrets of their former employers.

X4’s employees, including members of its senior management, were previously employed at other biotechnology or pharmaceutical companies, including X4’s competitors or potential competitors. All such individuals, including each member of X4’s senior management, executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although X4 tries to ensure that its employees do not use the proprietary information or know-how of others in their work for X4, X4 may be subject to claims that X4 or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. X4 is not aware of any threatened or pending claims related to these matters or concerning the agreements with its senior management, but in the future litigation may be necessary to defend against such claims. If X4 fails in defending any such claims, in addition to paying monetary damages, X4 may lose valuable intellectual property rights or personnel. Even if X4 is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

X4 may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting and defending patents on all of X4’s product candidates throughout the world would be prohibitively expensive. Competitors may use X4’s technologies in jurisdictions where X4 has not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where X4 has patent protection, but where enforcement is not as strong as that in the United States. These products may compete with X4’s products in jurisdictions where X4 does not have any issued patents and its patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for X4 to stop the infringement of its patents or marketing of competing products in violation of its proprietary rights generally. Proceedings to enforce X4’s patent rights in foreign jurisdictions could result in substantial cost and divert its efforts and attention from other aspects of its business.

Risks Related to Regulatory Approval of X4’s Product Candidates and Other Legal and Compliance Matters

If X4 is not able to obtain, or if there are delays in obtaining, required regulatory approvals, X4 will not be able to commercialize, or will be delayed in commercializing, its product candidates, and its ability to generate revenue will be impaired.

X4’s product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Failure to obtain marketing approval for a product candidate will prevent X4 from commercializing the product candidate. X4 has not received approval to market any of its product candidates from regulatory authorities in any jurisdiction. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. X4’s product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude X4 from obtaining marketing approval or prevent or limit commercial use.

The process of obtaining marketing approvals, both in the United States and elsewhere, is expensive, may take many years and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. X4 cannot assure you that it will ever obtain any marketing approvals in any jurisdiction. Changes in marketing approval requirements during the development period, changes in or the enactment of additional statutes or regulations or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the review and approval process and may refuse to accept any application or may decide that X4’s data is insufficient for approval and require additional nonclinical or other studies, and clinical trials. In addition, varying interpretations of the data obtained from preclinical testing and clinical trials could delay, limit or prevent marketing approval of a product candidate. Additionally, any marketing approval that X4 ultimately may obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

Failure to obtain regulatory approval in international jurisdictions would prevent X4’s product candidates from being marketed abroad.

In order to market and sell X4’s products in the European Union and many other jurisdictions, X4 must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The regulatory review and approval process outside the United States generally includes all of the risks associated with obtaining FDA approval, but can involve additional testing and clinical trial requirements and in-country regulatory and/or legal representation. X4 may need to partner with third parties in order to obtain approvals outside the United States. In addition, in many countries worldwide, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. X4 may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. X4 may not be able to file for marketing approvals and may not receive necessary approvals to commercialize its products in any market. If X4 is unable to obtain approval of X4P-001 or any other product candidate by regulatory authorities in the European Union or other countries, the commercial potential of those product candidates may be significantly diminished and X4’s business prospects could decline.

It is possible that X4 may not be able to obtain or maintain orphan drug designation or exclusivity for its drug candidates.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for the treatment or prevention of rare diseases or conditions with relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, or the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is defined as a patient population of fewer than 200,000 individuals in the United States. X4 received orphan drug designation from the FDA for X4P-001 for the treatment of WHIM syndrome in October 2018. If a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a seven-year period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug for the same indication during that time period with some exceptions. A similar provision in the European Union allows 10 years of exclusivity in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that marketing exclusivity is no longer justified. Orphan drug exclusivity may be lost in both the U.S. and Europe under certain situations, such as the inability of the holder of the orphan drug designation to produce sufficient quantities of the drug to meet the needs of patients with the rare disease or condition or for certain other reasons.

A breakthrough therapy designation by the FDA for X4’s product candidates may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that X4’s product candidates will receive marketing approval.

X4 may seek breakthrough status for some of its product candidates. Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if X4 believes one of its product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. The receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of X4’s product candidates qualify as breakthrough therapies, the FDA may later decide that the products no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

A fast track designation by the FDA may not actually lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that X4’s product candidates will receive marketing approval.

X4 may seek fast track designation for some of its product candidates, though X4 does not currently have fast track designation for any of its product candidates. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the sponsor may apply for FDA fast track designation. The FDA has broad discretion whether or not to grant this designation, and even if X4 believes a particular product candidate is eligible for this designation, X4 cannot be certain that the FDA would decide to grant it. Even if X4 does receive fast track designation, X4 may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from X4’s clinical development program.

Even if X4’s product candidates receive regulatory approval, they may still face future development and regulatory difficulties and any approved products will be subject to extensive post-approval regulatory requirements.

If X4 obtains regulatory approval for a product candidate, it would be subject to extensive ongoing requirements by the FDA and comparable foreign regulatory authorities governing the manufacture, quality control, further development, labeling, packaging, storage, distribution, safety surveillance, import, export, advertising, promotion, recordkeeping and reporting of safety and other post-market information. The safety profile and efficacy of any product will continue to be closely monitored by the FDA and comparable foreign regulatory authorities after approval. If the FDA or comparable foreign regulatory authorities become aware of new safety information after approval of any of X4’s product candidates, these regulatory authorities may require labeling changes or the FDA may require establishment of a Risk Evaluation Mitigation Strategy, or REMS, or similar strategy, impose significant restrictions on a product’s indicated uses or marketing, impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. Progress reports are required at quarterly intervals, every six months and at annual intervals depending upon the country, and more frequently if serious adverse events occur.

In addition, manufacturers of drugs and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP regulations. If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or X4, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. If X4, its product candidates or the manufacturing facilities for its product candidates fail to comply with cGMPs and other applicable regulatory requirements, the FDA may, among other things:

•	issue warning letters;

•	request modifications to promotional materials or require X4 to provide corrective information to healthcare practitioners;

•	require X4 to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve pending applications or supplements to applications filed by X4;

•	suspend or impose restrictions on operations, including costly new manufacturing requirements; or

•	seize or detain products, refuse to permit the import or export of products, or require X4 to initiate a product recall.

The occurrence of any event or penalty described above may inhibit X4’s ability to commercialize its products and generate revenue.

Any product candidate for which X4 obtains marketing approval could be subject to marketing restrictions or withdrawal from the market, and X4 may be subject to penalties if X4 fails to comply with regulatory requirements or if X4 experiences unanticipated problems with its products.

Any product candidate for which X4 obtains marketing approval will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, cGMP requirements, quality assurance and corresponding maintenance of records and documents and requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the medicine. The FDA closely regulates the post-approval marketing and promotion of drugs to ensure that they are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and if X4 does not market its products for their approved indications, X4 may be subject to enforcement action for off-label marketing and/or promotion.

In addition, later discovery of previously unknown problems with X4’s products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling, marketing, distribution or use of a product;

•	requirements to conduct post-approval clinical trials;

•	warning or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that X4 submits;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenue;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of X4’s products;

•	product seizure; and

•	injunctions or the imposition of civil or criminal penalties.

Risks Related to X4’s Business Operations, Employee Matters and Managing Growth

X4 currently has a limited number of employees and its future success depends on its ability to retain its executive officers and to attract, retain and motivate qualified personnel.

Because of the specialized scientific and managerial nature of X4’s business, X4 relies heavily on its ability to attract and retain qualified scientific, technical and managerial personnel. X4 is highly dependent upon current management, especially its co-founder and President and Chief Executive Officer, Paula Ragan, Ph.D., who is the driving force behind the idea and successful implementation of its development strategy. Although X4 has an employment agreement with Dr. Ragan, this agreement is at-will and does not prevent her from terminating her employment with X4 at any time by providing the requisite advance notice. X4 intends to increase its technical and management staff as needs arise and supporting resources become available, but the loss of one or more of its senior executive officers, including their death, could be detrimental to X4 if X4 cannot recruit suitable replacements in a timely manner. The competition for qualified personnel in the pharmaceutical field is intense and as a result, X4 may be unable to continue to attract and retain qualified personnel necessary for the development of its business or to recruit suitable replacement personnel.

X4 will need to grow the size of its organization, and X4 may experience difficulties in managing this growth.

As of December 31, 2018, X4 had 28 full-time employees. As its development and commercialization plans and strategies develop, or as a result of any future acquisitions, X4 will need additional managerial, operational, development, sales, marketing, financial and other resources. X4’s management, personnel and systems currently in place will not be adequate to support this future growth. Future growth would impose significant added responsibilities on X4’s employees, including:

•	managing its clinical trials effectively;

•	identifying, recruiting, maintaining, motivating and integrating additional employees;

•	managing its internal development efforts effectively while complying with its contractual obligations to licensors, contractors and other third parties;

•	improving its managerial, development, operational and finance systems; and

•	expanding its facilities.

As its operations expand, X4 will need to manage additional relationships with various strategic partners, suppliers and other third parties. X4’s future financial performance and its ability to commercialize its product candidates and to compete effectively will depend, in part, on its ability to manage any future growth effectively. To that end, X4 must be able to manage its development efforts and clinical trials effectively and hire, train and integrate additional management, administrative, research and development, and sales and marketing personnel. X4 may not be able to accomplish these tasks, and its failure to accomplish any of them could prevent X4 from successfully growing the company.

The pharmaceutical industry is highly competitive and is subject to rapid and significant technological change, which could render X4’s technologies and products obsolete or uncompetitive.

The pharmaceutical industry is highly competitive and is subject to rapid and significant technological change, which could render certain of X4’s products obsolete or uncompetitive. This is particularly true in the development of therapeutics for oncology indications where new products and combinations of products are rapidly being developed that change the treatment paradigm for patients. There is no assurance that X4’s product candidates will be the best, have the best safety profile, be the first to market, or be the most economical to make or use. The introduction of competitive therapies as alternatives to X4’s product candidates could dramatically reduce the value of those development projects or chances of successfully commercializing those product candidates, which could have a material adverse effect on X4’s long-term financial success.

X4 will compete with companies in the United States and internationally, including major pharmaceutical and chemical companies, specialized CROs, research and development firms, universities and other research institutions. Many of X4’s competitors have greater financial resources and selling and marketing capabilities, greater experience in clinical testing and human clinical trials of pharmaceutical products and greater experience in obtaining FDA and other regulatory approvals than X4 does. In addition, some of X4’s competitors may have lower development and manufacturing costs.

X4 relies significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology or loss of data, including any cyber security incidents, could compromise sensitive information related to its business, prevent X4 from accessing critical information or expose X4 to liability which could harm its ability to operate its business effectively and adversely affect its business and reputation.

In the ordinary course of its business, X4, its contract research organizations and other third parties on which X4 relies collect and store sensitive data, including legally protected patient health information, personally identifiable information about X4’s employees, intellectual property, and proprietary business information. X4 manages and maintains its applications and data utilizing on-site systems. These applications and data encompass a wide variety of business-critical information including research and development information and business and financial information.

The secure processing, storage, maintenance and transmission of this critical information is vital to X4’s operations and business strategy. Despite the implementation of security measures, X4’s internal computer systems and those of third parties with which X4 contracts are vulnerable to damage from cyber-attacks, computer viruses, breaches, unauthorized access, interruptions due to employee error or malfeasance or other disruptions, or damage from natural disasters, terrorism, war and telecommunication and electrical failures. Any such event could compromise X4’s networks and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost or stolen. X4 has measures in place that are designed to detect and respond to such security incidents and breaches of privacy and security mandates. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, government enforcement actions and regulatory penalties. Unauthorized access, loss or dissemination could also disrupt X4’s operations, including X4’s ability to conduct research, development and commercialization activities, process and prepare company financial information, manage various general and administrative aspects of X4’s business and damage its reputation, in addition to possibly requiring substantial expenditures of resources to remedy, any of which could adversely affect X4’s business. The loss of clinical trial data could result in delays in X4’s regulatory approval efforts and significantly increase its costs to recover or reproduce the data. In addition, there can be no assurance that X4 will promptly detect any such disruption or security breach, if at all. To the extent that any disruption or security breach were to result in a loss of, or damage to, X4’s data or applications, or inappropriate disclosure of confidential or proprietary information, X4 could incur liability and its research, development and commercialization efforts could be delayed.

Business disruptions could seriously harm X4’s future revenues and financial condition and increase its costs and expenses.

X4’s operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters or business interruptions, for which X4 is predominantly self-insured. The occurrence of any of these business disruptions could seriously harm X4’s operations and financial condition and increase its costs and expenses. X4 relies on a single third-party manufacturer to provide the active pharmaceutical ingredient for X4P-001 and a single third-party manufacturer to provide fill and finish services for the final drug product formulation of X4P-001 for use in clinical trials. X4’s ability to obtain clinical supplies of product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

X4’s ability to use its net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its carryforwards to offset future taxable income. X4’s existing net operating loss carryforwards, or NOLs, may be subject to limitations arising from previous ownership changes, and if X4 undergoes an ownership change in connection with or after the Merger, its ability to utilize NOLs could be further limited by Section 382 of the Code. Future changes in X4’s stock ownership, some of which are outside of X4’s control, could result in an ownership change under Section 382 of the Code. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, X4’s existing and any future NOLs could expire or otherwise be unavailable to offset future income tax liabilities.

X4 has not conducted a study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since inception due to the significant complexity and cost associated with such a study.

X4’s term loan contains restrictions that limit its flexibility in operating its business.

In October 2018, X4 entered into a loan and security agreement with Hercules Capital, Inc., secured by a lien on substantially all of its assets, including intellectual property. This loan contains various covenants that limit X4’s ability to engage in specified types of transactions. These covenants limit X4’s ability to, among other things:

•	sell, transfer, lease or dispose of certain assets;

•	incur indebtedness;

•	encumber or permit liens on certain assets;

•	make certain investments;

•	make certain restricted payments, including paying dividends on, or repurchasing or making distributions with respect to, X4 Common Stock; and

•	enter into certain transactions with affiliates.

A breach of any of the covenants under the loan and security agreement could result in a default under the loan. Upon the occurrence of an event of default under the loan, the lenders could elect to declare all amounts outstanding, if any, to be immediately due and payable and terminate all commitments to extend further credit. If there are any amounts outstanding that X4 is unable to repay, the lenders could proceed against the collateral granted to them to secure such indebtedness.

The recently passed comprehensive tax reform bill could adversely affect X4’s business and financial condition.

On December 22, 2017, President Trump signed into law the “Tax Cuts and Jobs Act,” or the TCJA, that significantly reforms the Code. The TCJA, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation on the deductibility of interest expense to 30% of adjusted earnings (except for certain small businesses), limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, one time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, reduction of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits. X4 continues to examine the impact this tax reform legislation may have on its business. The overall impact of the TCJA is uncertain and X4’s business and financial condition could be adversely affected. The impact of this tax reform on holders of the combined organization’s common stock also uncertain and could be adverse. You are urged to consult with your legal and tax advisors with respect to such legislation and the potential tax consequences of investing in the combined organization’s common stock.

Inadequate funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of X4’s business may rely, which could negatively impact X4’s business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, the ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which the combined organization’s operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect X4’s business. For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process X4’s regulatory submissions, which could have a material adverse effect on X4’s business. Further, upon completion of the Merger and in X4’s operations as a public company, future government shutdowns could impact X4’s ability to access the public markets and obtain necessary capital in order to properly capitalize and continue its operations.

Risks Related to the Combined Organization

In determining whether you should approve the issuance of shares of Arsanis Common Stock and other matters related to the Merger, as the case may be, you should carefully read the following risk factors in addition to the risks described under “Risk Factors—Risks Related to the Merger,” “Risk Factors—Risks Related to the Proposed Reverse Stock Split,” “Risk Factors—Risks Related to Arsanis” and “Risk Factors—Risks Related to X4,” which will also apply to the combined organization.

After completion of the Merger, X4’s executive officers, directors and principal stockholders will maintain the ability to control or significantly influence all matters submitted to the combined organization’s stockholders for approval.

Upon the completion of the Merger, based on the current estimate of the Common Stock Exchange Ratio and Preferred Stock Exchange Ratio of 0.5529 (as described herein), X4’s executive officers, directors and principal stockholders would, in the aggregate, beneficially own approximately 17.8% of the outstanding shares of the combined organization’s common stock, which percentage does not take into account the potential completion of the Potential Financing. As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to the combined organization’s stockholders for approval, as well as the combined organization’s management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of the combined organization’s assets. This concentration of voting power could delay or prevent an acquisition of the combined organization on terms that other stockholders may desire.

The combined organization’s stock price is expected to be volatile, and the market price of its common stock may drop following the Merger.

The market price of the combined organization’s common stock following the Merger could be subject to significant fluctuations following the Merger. Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of the combined organization’s common stock to fluctuate include:

•	the ability of the combined organization or its partners to develop product candidates and conduct clinical trials that demonstrate such product candidates are safe and effective;

•	the ability of the combined organization or its partners to obtain regulatory approvals for product candidates, and delays or failures to obtain such approvals;

•	failure of any of the combined organization’s product candidates to demonstrate safety and efficacy, receive regulatory approval and achieve commercial success;

•	failure to maintain its existing third-party license, manufacturing and supply agreements;

•	failure by the combined organization or its licensors to prosecute, maintain, or enforce its intellectual property rights;

•	changes in laws or regulations applicable to the combined organization’s current or future product candidates;

•	any inability to obtain adequate supply of product candidates or the inability to do so at acceptable prices;

•	adverse decisions by regulatory authorities;

•	introduction of new or competing products by its competitors;

•	failure to meet or exceed financial and development projections the combined organization may provide to the public;

•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

•	announcements of significant acquisitions, strategic partnerships, joint ventures, or capital commitments by the combined organization or its competitors;

•

disputes or other developments relating to proprietary rights, including patents, litigation matters, and the combined organization’s ability to obtain intellectual property protection for its technologies;

•	additions or departures of key personnel;

•	significant lawsuits, including intellectual property or stockholder litigation;

•

announcements by the combined organization of material developments in its business, financial condition and/or operations, such as any future announcements relating to the repayment demands recently made by FFG with respect to its funding agreements with Arsanis, which is further described in the risk factor titled “If, prior to the Merger, Arsanis and Arsanis GmbH are not able to satisfactorily resolve the demands made by FFG that they make immediate repayment of all subsidies received from FFG, the combined organization may be required to make such repayment, which could materially adversely impact the financial condition of the combined organization and its ability to run its business”;

•	any announcements regarding defaults or acceleration of indebtedness, including with respect to the funding agreements with FFG;

•	if securities or industry analysts do not publish research or reports about the combined organization, or if they issue an adverse or misleading opinions regarding its business and stock;

•	changes in the market valuations of similar companies;

•	general market or macroeconomic conditions;

•	sales of its common stock by the combined organization or its stockholders in the future;

•	trading volume of the combined organization’s common stock;

•	adverse publicity relating to the combined organization’s markets generally, including with respect to other products and potential products in such markets;

•	changes in the structure of health care payment systems; and

•	period-to-period fluctuations in the combined organization’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined organization’s common stock.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined organization’s business, financial condition, results of operations and reputation.

If, prior to the Merger, Arsanis and Arsanis GmbH are not able to satisfactorily resolve the demands made by FFG that they make immediate repayment of all subsidies received from FFG, the combined organization may be required to make such repayment, which could materially adversely impact the financial condition of the combined organization and its ability to run its business.

On February 4, 2019, Arsanis and Arsanis GmbH received letters from counsel to FFG alleging that they breached reporting, performance and other obligations in connection with the subsidies made by FFG to Arsanis GmbH between September 2011 and March 2017 to fund qualifying research and development expenditures. The letters demand the immediate repayment of all subsidies, totaling approximately EUR 18.1 million ($20.5 million, based on an exchange rate of US$1.13 per EUR 1.00 on February 7, 2019), on or before February 19, 2019, which consists of approximately EUR 7.2 million ($8.2 million) for the reimbursement of grants previously received by Arsanis, approximately EUR 8.5 million ($9.6 million) for the repayment of outstanding loan principal and approximately EUR 2.4 million ($2.7 million) for assessed interest. FFG has reserved all rights and remedies in connection with the subsidies.

Arsanis is party to a series of Patronatserklärung, or parent-company support letters, for the benefit of Arsanis GmbH under Austrian law, pursuant to which Arsanis has agreed to take certain steps including, in some instances, to maintain the ability of Arsanis GmbH to pay its debts and liabilities, or to enable Arsanis GmbH to meet its obligations and to prevent Arsanis GmbH from becoming insolvent, subject to the terms and conditions set forth in the parent-company support letters.

The existence of the alleged breaches, and/or resources that the combined organization may be forced to expend in defending itself against the allegations made by FFG, may negatively affect the combined organization’s reputation, cash flow and ability to execute on its business plan, which may ultimately result in a decline in the value of the Arsanis Common Stock. Moreover, to the extent FFG institutes litigation in connection with its claims, such litigation could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined organization’s business, financial condition, results of operations and reputation.

In addition, if, as a consequence of FFG’s demands, the combined organization is ultimately required to repay the subsidies in whole or in part (beyond its existing obligation to pay interest on the loan portion of the subsidies semi-annually and to pay principal upon the maturity dates of the loans at dates ranging from 2020 to 2023), the combined organization’s available cash and cash equivalents may be insufficient to satisfy its liquidity requirements. In such an event, the combined organization may be forced to delay or reduce the scope of its planned operations, its business, prospects, financial condition and results of operations will be materially and adversely affected, and it may be unable to continue as a going concern. If the combined organization is unable to continue as a going concern, it may have to liquidate its assets and may receive less than the value at which those assets are carried on its consolidated financial statements, and it is likely that the value of its securities will decline and/or become worthless and that investors will lose all or a part of their investment. Moreover, if the combined organization seeks additional financing to fund its business activities in the future and there remains substantial doubt about its ability to continue as a going concern as a result of such lack of liquidity, investors or other financing sources may be unwilling to provide funding to it on commercially reasonable terms, if at all. Furthermore, the fact that these breaches have been alleged (regardless of whether such allegation was valid or not) may negatively affect the perception of the combined organization and its ability to pay its debts as they become due in the future and could result in the price of its securities declining in value.

The combined organization may never earn a profit.

X4 and Arsanis have never generated revenue from the sale of any products and expect the combined organization to incur substantial net losses for the foreseeable future. Because of the risks and uncertainties associated with identifying, licensing and advancing product candidates through clinical development, X4 and Arsanis are unable to predict if and when the combined organization may be able to commercially introduce products. These uncertainties also make it difficult to forecast the extent of any future losses or if the combined organization will ever become profitable. Even if the combined organization were able to obtain regulatory approval for one or more products, there is no guarantee that a commercial market for the product will develop.

The combined organization will be required to raise additional funds to finance its operations; the combined organization may not be able to do so when necessary, and/or on acceptable terms.

The combined organization’s ongoing capital requirements will depend on numerous factors related to the development of its product candidates and the sale of products obtaining regulatory approval, including: the progress and cost of research and development programs and clinical trials; the progress and cost of research and development programs of partners; the time and costs expended and required to obtain any necessary or desired regulatory approvals; the costs of ongoing compliance with the FDA and other domestic and foreign regulatory agency requirements; the resources devoted to manufacturing expenditures; the ability to enter into licensing arrangements; the cost of commercialization activities and arrangements, if any, undertaken by the combined organization; and, if and when approved, the demand for the combined organization’s products.

X4 and Arsanis anticipate that the combined organization will need to raise additional funds through public or private financings, strategic partnerships or other arrangements. Additional equity financing would be dilutive to the combined organization existing stockholders, and debt financing, if available, may involve restrictive covenants. If the combined organization raises funds through collaborative or licensing arrangements, it may be required to relinquish, on terms that are not favorable to the combined organization, rights to some of its technologies or product candidates that the combined organization would otherwise seek to develop or commercialize. The combined organization’s failure to raise capital when needed could materially harm its business, financial condition and results of operations.

The combined organization expects to be heavily reliant on its ability to access funding through capital market transactions. Due to the combined organization’s small public float, low market capitalization, limited operating history and lack of revenue, it may be difficult and expensive for the combined organization to raise additional funds.

X4 and Arsanis anticipate that the combined organization will be heavily reliant on its ability to raise funds through the issuance of shares of its common stock or securities linked to its common stock. The combined organization’s ability to raise these funds may be dependent on a number of factors, including the risks arising as a result of the inability of the combined organization to satisfactorily resolve the repayment demands made by FFG, as described in the risk factor titled “If, prior to the Merger, Arsanis and Arsanis GmbH are not able to satisfactorily resolve the demands made by FFG that they make immediate repayment of all subsidies received from FFG, the combined organization may be required to make such repayment, which could materially adversely impact the financial condition of the combined organization and its ability to run its business,” other risk factors further described herein and the low trading volume and volatile trading price of its shares of common stock. The stocks of small cap companies in the biotechnology sector like the combined organization tend to be highly volatile. The combined organization expects that the price of its common stock will be highly volatile for the next several years. Even if the combined organization expands its portfolio of products and product candidates, it may never successfully commercialize or monetize its current product candidate or any future product candidate that the combined organization may seek to develop.

As a result, the combined organization may be unable to access funding through sales of its common stock or other equity-linked securities. Even if the combined organization were able to access funding, the cost of capital may be substantial due to its low market cap and its small public float. The terms of any funding the combined organization is able to obtain may not be favorable to it and may be highly dilutive to its stockholders. The combined organization may be unable to access capital due to unfavorable market conditions or other market factors outside of its control. There can be no assurance that it will be able to raise additional capital when needed. The failure to obtain additional capital when needed would have a material adverse effect on its business.

The Merger will result in changes to the combined organization’s board of directors that may affect the combined organization’s business strategy and operations.

The composition of the combined organization’s board of directors will change as described in more detail in the section of this proxy statement/prospectus/information statement titled “Management Following the Merger” of this proxy statement/prospectus/information statement. The newly comprised board of directors of the combined organization may affect business strategies and operating decisions with respect to the combined organization that may have an adverse impact on the combined organization’s business, financial condition and results of operations following the completion of the transaction.

The combined organization will need to raise additional capital by issuing securities or debt or through licensing arrangements, which may cause dilution to the combined organization’s stockholders or restrict the combined organization’s operations or proprietary rights.

The combined organization may be required to raise additional funds sooner than currently planned. Additional financing may not be available to the combined organization when it needs it or may not be available on favorable terms. To the extent that the combined organization raises additional capital by issuing equity securities, such an issuance may cause significant dilution to the combined organization’s stockholders’ ownership and the terms of any new equity securities may have preferences over the combined organization’s common stock. Any debt financing the combined organization enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined organization’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the combined organization raises additional funds through licensing arrangements, it may be necessary to grant licenses on terms that are not favorable to the combined organization.

The combined organization is an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make its common stock less attractive to investors.

The combined organization will be an “emerging growth company,” or EGC, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company until December 31, 2022. For so long as the combined organization remains an EGC, the combined organization is permitted and intends to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	not being required to comply with the auditor attestation requirements in the assessment of the combined organization’s internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Investors may find the combined organization’s common stock less attractive as a result of the combined organization’s reliance on these exemptions. If some investors find the combined organization’s common stock less attractive as a result, there may be a less active trading market for its common stock and its stock price may be more volatile.

If the combined organization fails to continue to meet the requirements for continued listing on the Nasdaq Global Market, its common stock could be delisted from trading, which would decrease the liquidity of its common stock and ability to raise additional capital.

Arsanis Common Stock is listed for quotation on the Nasdaq Global Market. The combined organization will be required to meet specified financial requirements, including requirements for a minimum amount of capital, a minimum price per share and continued business operations so that it is not characterized as a “public shell company.” If the combined organization is unable to comply with Nasdaq’s listing standards, Nasdaq may determine to delist its common stock from the Nasdaq Global Market or other of Nasdaq’s trading markets. If the combined organization’s common stock is delisted for any reason, it could reduce the value of its common stock and liquidity.

The pre-merger U.S. net operating loss carryforwards and certain other tax attributes of Arsanis and X4 may be subject to limitations.

As of December 31, 2017, Arsanis had accumulated federal and state NOLs of $24.2 million and $20.4 million, respectively, which begin to expire in 2031 and 2036, respectively. In general, under Section 382 of the Code and corresponding provisions of state law, a corporation that undergoes an “ownership change”, which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. Arsanis has not determined if it has experienced Section 382 ownership changes in the past and if a portion of net operating loss and tax credit carryforwards are subject to an annual limitation under Section 382 of the Code. If Arsanis undergoes an ownership change in connection with the Merger, its ability to utilize NOLs could be limited by Section 382 of the Code. Future changes in the combined organization’s stock ownership, some of which are outside of the combined organization’s control, could result in an ownership change under Section 382 of the Code. Furthermore, the combined organization’s ability to utilize NOLs of companies that it may acquire in the future may be subject to limitations. For these reasons, the combined organization may not be able to utilize a material portion of the NOLs, even if it were to achieve profitability.

X4’s existing NOLs may be subject to limitations arising from previous ownership changes, and if X4 undergoes an ownership change in connection with or after the Merger, its ability to utilize NOLs could be further limited by Section 382 of the Code.

The TCJA was enacted on December 22, 2017 and significantly reforms the Code. The TCJA, among other things, includes changes to U.S. federal tax rates and the rules governing net operating loss carryforwards. For NOLs arising in tax years beginning after December 31, 2017, the TCJA limits a taxpayer’s ability to utilize NOL carryforwards to 80% of current year taxable income. In addition, NOLs arising in tax years ending after December 31, 2017 can be carried forward indefinitely, but carryback is generally prohibited. NOLs generated in tax years beginning before January 1, 2018 will not be subject to the taxable income limitation, and NOLs generated in tax years ended before January 1, 2018 will continue to have a two-year carryback and twenty-year carryforward period. Deferred tax assets for NOLs will need to be measured at the applicable tax rate in effect when the NOL is expected to be utilized. The changes in the carryforward/carryback periods as well as the new limitation on use of NOLs may significantly impact the combined organization’s valuation allowance assessments for NOLs generated after December 31, 2017.

The recently passed comprehensive tax reform bill could adversely affect the combined organization’s business and financial condition.

In December 2017, the TCJA significantly revised the Code. The TCJA, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, reduction of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits. Notwithstanding the reduction in the corporate income tax rate, the overall impact of the new federal tax law is uncertain and the combined organization’s business and financial condition could be adversely affected. In addition, it is uncertain if and to what extent various states will conform to the newly enacted federal tax law. The impact of this tax reform on holders of common stock of the combined organization is also uncertain and could be adverse. Stockholders of the combined organization should consult with their legal and tax advisors with respect to this legislation and its potential tax consequences under their particular circumstances.

Inadequate funding for the FDA, the SEC and other government agencies could hinder the combined organization’s ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of the combined organization’s business may rely, which could negatively impact the combined organization’s business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, the ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which the combined organization’s operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect the combined organization’s business. For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process the combined organization’s regulatory submissions, which could have a material adverse effect on the combined organization’s business. Further, upon completion of the Merger and in the combined organization’s operations as a public company, future government shutdowns could impact the combined organization’s ability to access the public markets and obtain necessary capital in order to properly capitalize and continue its operations.

The combined organization will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.

The combined organization will incur significant legal, accounting and other expenses that X4 did not incur as a private company, including costs associated with public company reporting requirements. The combined organization will also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq. These rules and regulations are expected to increase the combined organization’s legal and financial compliance costs and to make some activities more time consuming and costly. For example, the combined organization’s management team will consist of certain executive officers of X4 prior to the Merger. These executive officers and other personnel will need to devote substantial time regarding operations as a public company and compliance with applicable laws and regulations. These rules and regulations may also make it difficult and expensive for the combined organization to obtain directors’ and officers’ liability insurance. As a result, it may be more difficult for the combined organization to attract and retain qualified individuals to serve on the combined organization’s board of directors or as executive officers of the combined organization, which may adversely affect investor confidence in the combined organization and could cause the combined organization’s business or stock price to suffer.

If securities analysts do not publish research or reports about the combined organization’s business or if they publish negative evaluations of the combined organization’s stock, the price of the combined organization’s stock could decline.

The trading market for the combined organization’s common stock will rely, in part, on the research and reports that industry or financial analysts publish about the combined organization or the combined organization’s business. Equity research analysts may elect not to provide research coverage of the combined organization’s common stock after the completion of this Merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined organization will not have any control over the analysts or the content and opinions included in their reports. The price of the combined organization’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined organization or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

Arsanis and X4 do not anticipate that the combined organization will pay any cash dividends in the foreseeable future.

The current expectation is that the combined organization will retain its future earnings to fund the development and growth of the combined organization’s business In addition, the terms of X4’s existing and any future debt agreements may preclude X4 from paying dividends. As a result, capital appreciation, if any, of the common stock of the combined organization will be your sole source of gain, if any, for the foreseeable future. X4 is prohibited from declaring or paying any cash dividends under its existing loan and security agreement with Hercules Capital, Inc.

The Potential Financing may not be completed.

In order to fund the research and development programs and working capital requirements described elsewhere in this proxy statement/prospectus/information statement and to enhance the overall capitalization of Arsanis and the combined organization following the Merger, Arsanis intends to complete the Potential Financing. As of the date of this proxy statement/prospectus/information statement, (i) OrbiMed Private Investments IV, LP (or entities affiliated therewith), which as of December 31, 2018, beneficially owned 12.8% of Arsanis Common Stock and may beneficially own 5% or more of the combined organization’s common stock immediately following the Merger and whose affiliate, Carl L. Gordon, is currently a director of Arsanis, and (ii) Cormorant Global Healthcare Master Fund, L.P. (or entities affiliated therewith), which as of December 31, 2018, beneficially owned 6.2% of X4 Common Stock and may beneficially own 5% or more of the combined organization’s common stock immediately following the Merger, have indicated an interest in purchasing Arsanis securities in the Potential Financing. However, because indications of interest are not binding agreements or commitments to purchase, either of these stockholders may determine not to purchase any shares in the

Potential Financing. Arsanis has not yet identified investors or arrived at any specific terms or conditions for the Potential Financing, and it currently has no arrangements or understandings regarding any specific transaction with investors. Arsanis cannot predict whether it will be successful should it seek to raise capital through the Potential Financing or otherwise. Accordingly, there can be no guarantee that the Potential Financing will occur and that the combined organization will receive the proceeds of the Potential Financing.

The combined organization will have broad discretion in the use of proceeds from the Potential Financing (if completed) and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

The combined organization will have broad discretion over the use of proceeds from the Potential Financing (if completed). You may not agree with the combined organization’s decisions, and its use of the proceeds may not yield any return on your investment. The combined organization’s failure to apply the net proceeds of the Potential Financing (if completed) effectively could compromise its ability to pursue its growth strategy and the combined organization might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence the combined organization’s decisions on how to use the net proceeds from the Potential Financing (if completed).

If the Potential Financing is completed, the stockholders of Arsanis, X4 and the combined organization will suffer immediate dilution.

Although there will be no initial dilutive effect on Arsanis Stockholders or X4 Stockholders if the Arsanis Stockholders approve Proposal No. 4, the issuance of shares of Arsanis Common Stock, or other securities convertible into or exercisable for shares of Arsanis Common Stock, in the Potential Financing would dilute, and thereby reduce, each existing Arsanis Stockholder’s and X4 Stockholder’s proportionate ownership of Arsanis Common Stock. The Arsanis Board of Directors has not yet determined the terms and conditions of the Potential Financing, and as a result, the level of potential dilution cannot be determined at this time. It is possible that some of the securities sold by Arsanis in the Potential Financing could be purchased by one or more investors who could acquire a large block of Arsanis Common Stock. This could concentrate voting power in the hands of a few stockholders who could exercise greater influence on the combined organization’s operations or the outcome of matters put to a vote of stockholders in the future.

The unaudited pro forma combined financial statements included in this proxy statement/prospectus/information statement are presented for illustrative purposes only and may not be an indication of the combined organization’s financial condition or results of operations following the completion of the Merger.

The unaudited pro forma combined financial statements contained in this proxy statement/prospectus/information statement are presented for illustrative purposes only and may not be an indication of the combined organization’s financial condition or results of operations following the Merger for several reasons. The unaudited pro forma combined financial statements have been derived from the historical consolidated financial statements of Arsanis and X4, and certain adjustments and assumptions have been made regarding the combined organization after giving effect to the Merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the unaudited pro forma combined financial statements do not reflect all costs that are expected to be incurred by the combined organization in connection with the Merger. For example, the impact of any incremental costs incurred in integrating the two companies is not reflected in the unaudited pro forma combined financial statements. As a result, the actual financial condition of the combined organization following the Merger may not be consistent with, or evident from, these unaudited pro forma combined financial statements. The assumptions used in preparing the unaudited pro forma combined financial information may not prove to be accurate, and other factors may affect the combined organization’s financial condition following the Merger. For more information, please see the section titled “Unaudited Pro Forma Combined Financial Statements” in this proxy statement/prospectus/information statement.

Future sales of shares by existing stockholders could cause the combined organization stock price to decline.

If existing stockholders of Arsanis and X4 sell, or indicate an intention to sell, substantial amounts of the combined organization’s common stock in the public market after the lock-up and other legal restrictions on resale discussed in this proxy statement/prospectus/information statement lapse, the trading price of the common stock of the combined organization could decline. Based on the current estimate of the Common Stock Exchange Ratio and Preferred Stock Exchange Ratio of 0.5529 (as described herein), upon completion of the Merger, it is expected that approximately 29.8 million shares of the combined organization’s common stock will be freely tradable to the extent permitted by the provisions of Rules 144 and 701 under the Securities Act.

The support agreements entered into by certain Arsanis Stockholders and X4 Stockholders provide that the shares of Arsanis Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain options, subject to lock-up restrictions will be released from such restrictions as of the earlier of (i) the termination of the Merger Agreement pursuant to the terms thereof or (ii) the date which is 180 calendar days from the Closing. Based on the current estimate of the Common Stock Exchange Ratio and Preferred Stock Exchange Ratio of 0.5529 (as described herein), upon expiration of such lockup restrictions, up to an additional approximately 9.7 million shares of the combined organization’s common stock will be eligible for sale in the public market, approximately 1.1 million of which will be held by directors, executive officers of the combined organization and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act. In addition, approximately 4.5 million shares of the combined organization’s common stock that were subject to outstanding stock options of X4 as of December 31, 2018 (assuming the current estimate of the Common Stock Exchange Ratio and Preferred Stock Exchange Ratio, which Exchange Ratios are subject to change) will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the support agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the combined organization common stock could decline.

If the combined organization fails to maintain an effective system of internal control over financial reporting, the combined organization may not be able to accurately report its financial results or prevent fraud. As a result, stockholders could lose confidence in the combined organization’s financial and other public reporting, which would harm its business and the trading price of its common stock.

Effective internal control over financial reporting is necessary for the combined organization to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause the combined organization to fail to meet its reporting obligations. In addition, any testing by the combined organization, as and when required, conducted in connection with Section 404 of the Sarbanes-Oxley Act, or Section 404, or any subsequent testing by the combined organization’s independent registered public accounting firm, as and when required, may reveal deficiencies in Arsanis’s internal control over financial reporting that are deemed to be significant deficiencies or material weaknesses or that may require prospective or retroactive changes to its financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in the combined organization’s reported financial information, which could have a negative effect on the trading price of its common stock.

Pursuant to Section 404, the combined organization will be required to furnish a report by its management on the combined organization’s internal control over financial reporting. However, while the combined organization remains an EGC, the combined organization will not be required to include an attestation report on internal control over financial reporting issued by its independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, the combined organization will be engaged in a process to document and evaluate its internal control over financial reporting, which is both costly and challenging. In this regard, the combined organization will need to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, take steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite its efforts, there is a risk that neither the combined organization, nor the combined organization’s independent registered public accounting firm once the combined organization is required to obtain an attestation report on internal control over financial reporting from such firm, will be able to conclude within the prescribed timeframe that Arsanis’s internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of the combined organization’s financial statements.

Provisions in the combined organization’s corporate charter documents and under Delaware law could make an acquisition of the combined organization, which may be beneficial to its stockholders, more difficult and may prevent attempts by the combined organization’s stockholders to replace or remove its current management.

Provisions in the combined organization’s corporate charter and by-laws may discourage, delay or prevent a merger, acquisition or other change in control of the combined organization that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of the combined organization’s common stock, thereby depressing the market price of its common stock. In addition, because the combined organization’s board of directors is responsible for appointing the members of its management team, these provisions may frustrate or prevent any attempts by the combined organization’s stockholders to replace or remove its current management by making it more difficult for stockholders to replace members of the combined organization’s board of directors. Among other things, these provisions:

•	establish a classified board of directors such that not all members of the board are elected at one time;

•	allow the authorized number of the combined organization’s directors to be changed only by resolution of the board of directors;

•	limit the manner in which stockholders can remove directors from the board;

•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to the board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by Arsanis’s stockholders by written consent;

•	limit who may call stockholder meetings;

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authorize the board of directors to issue preferred stock without stockholder approval, which could be used to institute a shareholder rights plan, or so-called “poison pill,” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by the board of directors; and

•

require the approval of the holders of at least 75% of the votes that all the combined organization’s stockholders would be entitled to cast to amend or repeal certain provisions of its charter or by-laws.

Moreover, because the combined organization will be incorporated in Delaware, the combined organization will be governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of the combined organization’s outstanding voting stock from merging or combining with the combined organization for a period of three years after the date of the transaction in which the person acquired in excess of 15% of Arsanis’s outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

The combined organization’s certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between the combined organization and its stockholders, which could limit the combined organization’s stockholders’ ability to obtain a favorable judicial forum for disputes with Arsanis or its directors, officers, employees or stockholders.

The combined organization’s certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on its behalf, any action asserting a breach of fiduciary duty owed by the combined organization’s directors, officers, other employees or stockholders to the company or its stockholders, any action asserting a claim against the combined organization’s arising pursuant to the Delaware General Corporation Law or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or any action asserting a claim arising pursuant to the combined organization’s certificate of incorporation or by-laws or governed by the internal affairs doctrine. This provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the combined organization or its directors, officers, employees or stockholders, which may discourage such lawsuits against the combined organization’s and its directors, officers, employees or stockholders. Alternatively, if a court were to find this provision in the combined organization’s certificate of incorporation to be inapplicable or unenforceable in an action, the combined organization’s may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect its business and financial condition.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus/information statement contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act) concerning Arsanis, X4, the proposed Merger and other matters. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as Arsanis and X4 cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” or “anticipates” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation:

•

the merger consideration may have greater or lesser value at the Closing than at the time the Merger Agreement is signed because the Exchange Ratios are not adjustable based on the market price of Arsanis Common Stock;

•	failure to complete the Merger may result in either party paying a termination fee or expenses to the other party and could harm the future business and operations of each company;

•	if the conditions to the Merger are not met, including failure to timely or at all obtain stockholder approval for the Merger, the Merger may not occur;

•	the timing of the consummation of the Merger is uncertain as is the ability of each of Arsanis and X4 to consummate the Merger;

•	the Merger may be completed even though material adverse changes may occur;

•	Arsanis may not be able to correctly estimate its operating expenses and its expenses associated with the Merger;

•	Arsanis may not be able to satisfactorily resolve the demands made by FFG;

•	some executive officers of each company have interests in the Merger that are different from yours, which may cause them to support or approve the Merger without regard to your interests;

•	the market price of Arsanis Common Stock may decline following the Merger;

•	restrictions in the Merger Agreement may prevent Arsanis and X4 from entering into a business combination with another party at a favorable price;

•

certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement;

•	the X4 Stockholders may receive consideration in the Merger that is greater or less than fair market value of the X4 shares due to the lack of a public market for X4 shares;

•	if the Merger does not qualify as a tax-free reorganization, the receipt of Arsanis Common Stock pursuant to the Merger could be fully taxable to all X4 Stockholders;

•	the combined organization may never earn a profit;

•	the combined organization will be required to raise additional funds to finance its operations and remain a going concern;

•	the combined organization may not be able to raise additional funds when necessary, and/or on acceptable terms;

•

the combined organization’s small public float, low market capitalization, limited operating history, and lack of revenue may make it difficult and expensive for the combined organization to raise additional funds;

•

the pro forma combined financial statements may not be an indication of the combined organization’s financial condition or results of operations following the completion of the Merger and the transactions contemplated thereby;

•	Arsanis and X4 may not be able to protect their respective intellectual property rights;

•	the Merger will result in changes to the combined organization’s board of directors that may affect the combined organization’s business strategy and operations;

•	both companies expect the price of the combined organization’s common stock may be volatile and may fluctuate substantially following the Merger and the transactions contemplated thereby;

•	if the combined organization were to be delisted from Nasdaq, it could reduce the visibility, liquidity and price of its common stock;

•

a significant portion of the combined organization’s total outstanding shares of common stock may be sold into the public market at any point, which could cause the market price of the combined organization’s common stock to drop significantly, even if the combined organization is doing well;

•	the combined organization will have broad discretion in the use of its cash reserves and may not use them effectively;

•

the combined organization will be an “emerging growth company,” and the reduced disclosure requirements applicable to such companies may make the combined organization’s common stock less attractive to investors;

•

the combined organization expects to continue to incur increased costs as a result of operating as a public company, and its management will be required to devote substantial time to compliance initiatives and corporate governance practices;

•	the combined organization does not anticipate paying any cash dividends on its capital stock in the foreseeable future;

•

provisions in the combined organization’s certificate of incorporation, its bylaws or Delaware law might discourage, delay or prevent a change in control of the company or changes in its management, which may depress the price of its common stock; and

•	securities analysts’ published reports could cause a decline in the price of the combined organization’s stock.

The foregoing risks should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere. Arsanis and X4 can give no assurance that the conditions to the Merger will be satisfied. For further discussion of the factors that may cause Arsanis, X4 or the combined organization’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risks associated with the ability of Arsanis and X4 to complete the Merger and the effect of the Merger on the business of Arsanis, X4 and the combined organization, see the section titled “Risk Factors” in this proxy statement/prospectus/information statement.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Arsanis. See the section titled “Where You Can Find More Information” of this proxy statement/prospectus/information statement.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of operations of Arsanis, X4 or the combined organization could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus/information statement are current only as of the date of this proxy statement/prospectus/information statement. Arsanis and X4 do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made, the occurrence of unanticipated events or any new information that becomes available in the future.

THE SPECIAL MEETING OF ARSANIS STOCKHOLDERS

Date, Time and Place

The Special Meeting will be held on March 11, 2019, at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts, 02109, commencing at 10:00 a.m. local time. Arsanis is delivering this proxy statement/prospectus/information statement to its stockholders in connection with the solicitation of proxies by the Arsanis Board of Directors for use at the Special Meeting and any adjournments or postponements of the Special Meeting. This proxy statement/prospectus/information statement is first being furnished to Arsanis Stockholders on or about                 , 2019.

Purposes of the Special Meeting

The purposes of the Special Meeting are:

1.

To consider and vote upon a proposal to approve the Merger Agreement, a copy of which is attached to this proxy statement/prospectus/information statement as Annex A, and the transactions contemplated thereby, including the Merger and the issuance of shares of Arsanis Common Stock to X4 Stockholders pursuant to the terms of the Merger Agreement.

2.

To consider and vote upon a proposal to approve an amendment to the restated certificate of incorporation of Arsanis to effect the Reverse Stock Split, in the form attached to this proxy statement/prospectus/information statement as Annex D.

3.

To consider and vote upon a proposal to approve an amendment to the restated certificate of incorporation of Arsanis to effect the Arsanis Name Change, in the form attached to this proxy statement/prospectus/information statement as Annex E.

4.

To approve, for purposes of Nasdaq Listing Rules 5635(a), (b) and (d), the sale of up to 45.0 million shares of Arsanis Common Stock, and/or securities convertible into or exercisable for shares of Arsanis Common Stock, in the aggregate (subject to adjustment for any stock split, recapitalization or reverse stock split (including the Reverse Stock Split) effected prior to the offerings), for gross proceeds of up to $60.0 million with a maximum 30.0% effective discount to the market price of Arsanis Common Stock at the time of entering into binding agreement(s) for the issuance.

5.

To consider and vote upon a proposal to approve an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3 or 4.

6.	To transact such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

Recommendation of the Arsanis Board of Directors

•

The Arsanis Board of Directors has determined that the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Arsanis and Arsanis Stockholders and has approved and declared advisable the Merger Agreement and such transactions, including the issuance of shares of Arsanis Common Stock to the X4 Stockholders pursuant to the terms of the Merger Agreement. The Arsanis Board of Directors recommends that Arsanis Stockholders vote “FOR” Proposal No. 1 to approve the Merger Agreement and the transactions contemplated thereby, including the issuance of shares of Arsanis Common Stock pursuant to the terms of the Merger Agreement.

•

The Arsanis Board of Directors has determined that the Reverse Stock Split is fair to, advisable and in the best interests of Arsanis and Arsanis Stockholders and has approved and declared advisable the Reverse Stock Split. The Arsanis Board of Directors recommends that Arsanis Stockholders vote “FOR” Proposal No. 2 to approve an amendment to the restated certificate of incorporation of Arsanis effecting the Reverse Stock Split.

•

The Arsanis Board of Directors has determined that the Arsanis Name Change is fair to, advisable and in the best interests of Arsanis and Arsanis Stockholders and has approved and declared advisable the Arsanis Name Change. The Arsanis Board of Directors recommends that Arsanis Stockholders vote “FOR” Proposal No. 3 to approve an amendment to the restated certificate of incorporation of Arsanis effecting the Arsanis Name Change.

•

The Arsanis Board of Directors has determined and believes that adjourning the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3 or 4 is advisable to, and in the best interests of, Arsanis and Arsanis Stockholders. The Arsanis Board of Directors recommends that Arsanis Stockholders vote “FOR” Proposal No. 5 to adjourn the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3 or 4.

Record Date and Voting Power

Only holders of record of Arsanis Common Stock at the close of business on the Record Date, January 11, 2019, are entitled to notice of, and to vote at, the Special Meeting. There were approximately 45 holders of record of Arsanis Common Stock at the close of business on the Record Date. At the close of business on the Record Date, 14,572,246 shares of Arsanis Common Stock were issued and outstanding. Each share of Arsanis Common Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval at the Special Meeting. See the section titled “Principal Stockholders of Arsanis” in this proxy statement/prospectus/information statement for information regarding persons known to the management of Arsanis to be the beneficial owners of more than 5% of the outstanding shares of Arsanis Common Stock.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus/information statement is solicited on behalf of the Arsanis Board of Directors for use at the Special Meeting.

If you are a stockholder of record of Arsanis as of the Record Date referred to above, you may vote in person at the Special Meeting or vote by proxy via the Internet, by telephone or by using the enclosed proxy card. Whether or not you plan to attend the Special Meeting, Arsanis urges you to vote by proxy to ensure your vote is counted. You may still attend the Special Meeting and vote in person if you have already voted by proxy. As a stockholder of record:

•

to vote over the Internet, please go to the following website: www.proxyvote.com, and follow the instructions at that site for submitting your proxy electronically. If you vote over the Internet, you do not need to complete and mail your proxy card or vote your proxy by telephone. You must specify how you want your shares voted or your Internet vote cannot be completed, and you will receive an error message. You must submit your Internet proxy before 11:59 p.m., Eastern Standard Time, on March 10, 2019, the day before the Special Meeting, for your proxy to be valid and your vote to count;

•

to vote by telephone, please call 1-800-690-6903, and follow the instructions provided on the proxy card. If you vote by telephone, you do not need to complete and mail your proxy card or vote your proxy over the Internet. You must specify how you want your shares voted and confirm your vote at the end of the call or your telephone vote cannot be completed. You must submit your telephonic proxy before 11:59 p.m., Eastern Standard Time, on March 10, 2019, the day before the Special Meeting, for your proxy to be valid and your vote to count;

•

to vote by mail, you must mark, sign and date the proxy card and then mail the proxy card in accordance with the instructions on the proxy card. If you vote by mail, you do not need to vote your proxy over the Internet or by telephone. Broadridge must receive the proxy card not later than March 10, 2019, the day before the Special Meeting, for your proxy to be valid and your vote to count. If you return your proxy card but do not specify how you want your shares voted on any particular matter, they will be voted in accordance with the recommendations of the Arsanis Board of Directors; and

•	to vote in person at the meeting, attend the Special Meeting and Arsanis will provide you a ballot when you arrive.

If your shares of Arsanis Common Stock are held in an account at a brokerage firm, bank, dealer or other similar organization, that is, in “street name,” you should receive voting instructions from the organization that holds your shares. If you do not give instructions to such organization, as your nominee, such nominee can vote your shares of Arsanis Common Stock with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange for which your broker or other agent may vote shares held in “street name” in the absence of your voting instructions. On non-discretionary items for which you do not give your broker or other agent instructions, the shares of Arsanis Common Stock will be treated as broker non-votes. It is anticipated that all proposals will be non-discretionary items, except for Proposal No. 2 regarding the Reverse Stock Split.

All properly executed proxies that are not revoked will be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting in accordance with the instructions contained in the proxy. If a holder of shares of Arsanis Common Stock executes and returns a proxy and does not specify otherwise, the shares of Arsanis Common Stock represented by that proxy will be voted “FOR” all of the proposals in accordance with the recommendation of the Arsanis Board of Directors.

Arsanis Stockholders of record, other than those Arsanis Stockholders who have executed support agreements, may change their vote at any time before their proxy is voted at the Special Meeting in one of four ways:

•	Change your vote over the Internet or telephone;

•	Sign and return a new proxy card;

•	Attend the Special Meeting and vote in person. Simply attending the Special Meeting will not, by itself, revoke your proxy; or

•	Give the Arsanis corporate secretary written notice before or at the meeting that you want to revoke your proxy.

If an Arsanis Stockholder who owns shares of Arsanis Common Stock in “street name” has instructed a broker to vote its shares of Arsanis Common Stock, the stockholder must follow the directions received from its broker to change those instructions.

Required Vote

The presence, in person or represented by proxy, at the Special Meeting of the holders of a majority in voting power of the shares of Arsanis Common Stock issued and outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting. Abstentions and broker non-votes will be counted toward a quorum. The affirmative vote of holders of shares of Arsanis’s stock having a majority in voting power of the votes cast by the holders of all of the shares of Arsanis’s stock present or represented at the Special Meeting and voting affirmatively or negatively on the matter, assuming a quorum is present, is required for approval of Proposal Nos. 1, 4 and 5. The affirmative vote of the holders of a majority of shares of Arsanis Common Stock outstanding on the Record Date and entitled to vote is required for approval of Proposal Nos. 2 and 3. Broker non-votes will not be counted towards the vote total for Proposal Nos. 1, 4 and 5. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” Proposal Nos. 2 and 3. The approval of Proposal No. 1 is a closing condition to the obligations of Arsanis and X4 to consummate the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal No. 1. Proposal No. 2 is not conditioned upon the consummation of the Merger, however, the Reverse Stock Split will be implemented by the Arsanis Board of Directors even if the Merger does not take place. Proposal No. 3 is conditioned upon the consummation of the Merger. If the Merger is not completed, Proposal No. 3 will not be implemented, and Arsanis’s name will not be changed pursuant to this proposal. If the Merger is completed, but Arsanis’s stockholders do not approve Proposal No. 3, Arsanis’s name will not be changed pursuant to this proposal. Proposal No. 4 is conditioned upon the consummation of the Merger. If the Merger is not completed, Proposal No. 4 will not be implemented, and the Potential Financing will not be completed.

Votes will be counted by the inspector of election appointed for the Special Meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Special Meeting. Abstentions and broker non-votes will not, however, be considered votes cast at the Special Meeting and voting affirmatively or negatively and will therefore not have any effect with respect to Proposal Nos. 1, 4 or 5. Abstentions and broker non-votes will have the same effect as “AGAINST” votes for Proposal Nos. 2 and 3.

Arsanis Stockholders holding 48% of Arsanis Common Stock are party to support agreements with X4 pursuant to which, among other things, each of these stockholders agreed, solely in his, her or its capacity as an Arsanis Stockholder, to vote all of his, her or its shares of Arsanis Common Stock in favor of issuance of shares of Arsanis Common Stock in connection with the Merger and approval of the Merger Agreement and against any Acquisition Proposal. As of the date of this proxy statement/prospectus/information statement, Arsanis is not aware of any affiliate of X4 owning any shares of Arsanis Common Stock entitled to vote at the Special Meeting.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Arsanis may solicit proxies from Arsanis Stockholders by personal interview, telephone, telegram or otherwise. Arsanis and X4 will share equally the costs of printing and filing this proxy statement/prospectus/information statement and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Arsanis Common Stock for the forwarding of solicitation materials to the beneficial owners of Arsanis Common Stock. Arsanis will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Other Matters

As of the date of this proxy statement/prospectus/information statement, the Arsanis Board of Directors does not know of any business to be presented at the Special Meeting other than as set forth in the notice accompanying this proxy statement/prospectus/information statement. If any other matters properly come before the Special Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section titled “The Merger Agreement” in this proxy statement/prospectus/information statement describe the material aspects of the Merger, including the Merger Agreement. While Arsanis and X4 believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus/information statement for a more complete understanding of the Merger and the Merger Agreement, including the Merger Agreement, attached to this proxy statement/prospectus/information statement as Annex A, the opinion of Leerink Partners attached as Annex B, and the other documents to which you are referred herein. See the section titled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

Background of the Merger

The Arsanis Board of Directors and executive management team have regularly reviewed and discussed Arsanis’s operating and strategic plans, both near-term and long-term, as well as potential partnerships and strategic transactions, in an effort to enhance stockholder value. These reviews and discussions have focused, among other things, on the opportunities and risks associated with Arsanis’s business and financial condition and strategic relationships and other strategic options.

On June 28, 2018, Arsanis announced the discontinuation of the Phase 2 clinical trial of ASN100, its monoclonal antibody immunotherapy for the prevention of S. aureus pneumonia in high-risk, mechanically ventilated patients. This followed the recommendation of an independent data review committee that the trial was not likely to meet its primary end-point upon completion. Arsanis also announced that it would focus its efforts and resources on its other programs, including the development of ASN500 for the prevention of respiratory syncytial virus infection, which it then expected would advance into Phase 1 clinical trials in 2019.

On July 5, 2018, Dr. David Mantus, the Chief Development Officer of Arsanis and Managing Director of Arsanis Biosciences GmbH, a wholly owned subsidiary of Arsanis, held discussions with representatives of Österreichische Forschungsförderungsgesellschaft mbH, referred to as FFG, relating to grants and loans made to Arsanis Biosciences GmbH in connection with its various development efforts, including those associated with ASN100 and continuing efforts with respect to ASN500, and how those obligations may be affected by reduction or cessation of development efforts, a sale or a business combination transaction. Discussions with FFG continued at various times through December 2018.

On July 6, 2018, at a telephonic meeting, the Arsanis Board of Directors discussed commencing a review of strategic options, as well as reducing discretionary spending, following the discontinuance of the ASN100 clinical trial. These options included continued investment in the ASN100 and/or ASN500 programs, and the expected development timetables and expenses associated with such efforts, potential asset acquisitions or licensing transactions and a sale or business combination, including a stock-for-stock merger with a privately held company. Dr. René Russo, the then President and Chief Executive Officer of Arsanis, reported on unsolicited inquiries from third parties (which did not include X4), following the announcement of the discontinuation of the ASN100 clinical trial, regarding a possible business combination or a sale or license of ASN100 or ASN500 and related assets. Mr. Michael Gray, the then Chief Operating Officer and Chief Financial Officer of Arsanis, reviewed current and projected cash balances under various scenarios, as well as proposals to provide financial advisory services to Arsanis received from several potential financial advisors. Representatives of WilmerHale, Arsanis’s outside counsel, provided an overview of the fiduciary duties of directors. The Arsanis Board of Directors determined to continue to assess strategic options, including the selection of a financial advisor, at a subsequent meeting.

On July 9, 2018, at a telephonic meeting, the Arsanis Board of Directors heard presentations from three financial advisors, including Leerink Partners, regarding possible strategic alternatives that Arsanis could consider, including a stock-for-stock merger with a privately held company in which shares constituting a majority of the post-closing outstanding shares of the resulting publicly traded entity would be issued to the stockholders of the privately held company, referred to as a reverse merger. There followed a discussion of the presentations and proposed terms of engagement received from each financial advisor. The Arsanis Board of Directors also discussed the possible risks and benefits of remaining a stand-alone company focused primarily on the development of ASN500, including the early stage of development of, the costs associated with pursuing and the expected timeline before reportable clinical results might be obtained from this program. The Arsanis Board of Directors determined that a financial advisor should be retained to help assess strategic alternatives and Arsanis’s management was authorized to negotiate the engagement and retain any of the financial advisors that presented at the meeting on the terms described at the meeting.

Following the meeting, Dr. Russo and Mr. Gray engaged in discussions with Leerink Partners and another financial advisor.

At the request of an existing Arsanis Stockholder that, as previously reported to the Arsanis Board of Directors, had contacted Dr. Russo, Dr. Tillman Gerngross, the chairman of the Arsanis Board of Directors, and Dr. Russo had a meeting on July 19, 2018 with the chairman and chief executive officer of a privately held biopharma company, referred to as Company A, in which such Arsanis Stockholder also had a substantial equity interest. The chief executive officer of Company A outlined a potential reverse merger with Arsanis. On July 27, 2018, Company A submitted a proposal for a reverse merger in which Arsanis would be valued at $51 million, assuming Arsanis had $31 million in cash at closing, which was conditioned upon a concurrent financing of $20 million fully subscribed in equal amounts by existing Company A stockholders and existing Arsanis Stockholders. The proposal also contemplated a concurrent disposition of ASN100, ASN500 and Arsanis’s other anti-infective assets, along with all of Arsanis’s obligations to FFG and cash from Arsanis, to a separate entity that might be owned by some or all of the existing Arsanis Stockholders.

On July 31, 2018, at a telephonic meeting of the Arsanis Board of Directors, Dr. Russo reviewed various strategic options under consideration relating to ASN100, ASN500 and Arsanis as a whole. Mr. Gray provided an update on the process of selecting a financial advisor, and recommended the retention of Leerink Partners. After review of the proposed terms of engagement and the qualifications and prior engagements of Leerink Partners, including engagements by Company A and the existing stockholder of both Arsanis and Company A for matters unrelated to the proposed reverse merger between Arsanis and Company A, the Arsanis Board of Directors approved the retention of Leerink Partners. Representatives of Leerink Partners then joined the meeting. Mr. Gray reported on Arsanis’s projected cash position at December 31, 2018, based on the most recent conversations with representatives of FFG. Dr. Russo reviewed the proposal from Company A and reported that representatives of Company A had indicated the proposal was conditioned upon reaching a definitive agreement quickly. Mr. Aaron Pelta, Vice President, Business Development and Commercial Strategy of Arsanis, and Dr. Chris Stevens, Chief Medical Officer of Arsanis, reported on diligence performed by Arsanis management and technical consultants retained by Arsanis relating to Company A’s corporate history, fundraising, research and development programs, clinical efforts and estimated financial requirements to advance its lead program, as well as safety and tolerability data related to Company A’s lead program and competitive programs being pursued by third parties. Representatives of Leerink Partners outlined a potentially compressed timeline for the evaluation of strategic alternatives, including a reverse merger, as a potential path to simultaneously pursue the proposal from Company A on the timeline proposed by Company A. The Arsanis Board of Directors discussed Company A’s prospects and proposal, as well as the prospects of continuing to operate Arsanis as a stand-alone public company and other strategic alternatives, including a reverse merger with Company A or another party. Thereafter, the Arsanis Board of Directors directed Arsanis management to preserve the potential value of ASN500 either for continued operation as a stand-alone public company or for sale or license to a third party, and determined that Company A’s prospects and proposal were not deemed sufficiently attractive to accelerate the timeline of Arsanis’s review of its strategic alternatives and possibly reduce the number of strategic alternatives that might be available, in particular with other reverse merger candidates.

On August 1, 2018, at a telephonic meeting of the Arsanis Board of Directors, Dr. Russo further reviewed the proposal from Company A. Representatives of Leerink Partners outlined a revised timeline for pursuing a reverse merger, as well as additional potential parties that might be contacted in such process. Drs. Russo and Mantus and Mr. Gray reviewed the prospects for Arsanis’s continued operation as a stand-alone public company, including the estimated timelines for and costs to support clinical trials for ASN500. The Arsanis Board of Directors confirmed its determination not to pursue the proposal from Company A at that time and directed Arsanis management to so inform Company A but to invite Company A to participate in further discussions as part of any broader exploration of strategic alternatives at a future date. The Arsanis Board of Directors also appointed a subcommittee of the board, referred to as the transaction committee, comprised of William Clark, Carl Gordon, Terence McGuire and Michael Ross, and authorized the committee in the absence of action by the Arsanis Board of Directors to explore strategic alternatives, including Arsanis’s continued operation as a stand-alone public company, to review, evaluate and establish procedures for evaluating any such alternative, to review and evaluate the terms, conditions and advisability of any such alternative and to recommend to the Arsanis Board of Directors what action, if any, should be taken by Arsanis or the Arsanis Board of Directors with respect to one or more of such alternatives.

On August 2, 2018, Arsanis executed an engagement letter with Leerink Partners as financial advisor.

On August 6, 2018, at a telephonic meeting of the Arsanis Board of Directors, Dr. Russo reviewed the near term and future estimated costs to support the continued development of ASN500 to an Investigational New Drug (“IND”)-ready asset on a timeline competitive with other potential market entrants, and potential licensing or similar alternatives that may permit Arsanis to raise additional capital on terms more favorable than the then current market price of its common stock. Dr. Russo also noted the importance of cash levels to the potential value of Arsanis as a reverse merger candidate and to maintain a diverse universe of potential counterparties that may be willing to explore such a transaction with Arsanis, especially companies with a program at a more advanced stage of development. The Arsanis Board of Directors next considered the possibility of winding up the company and distributing its cash, and following presentations from representatives of Arsanis management and WilmerHale regarding the process that would likely be followed and the potential timeline associated with liquidating a publicly traded company, the Arsanis Board of Directors concluded that a liquidation process did not present an alternative likely to maximize value for Arsanis Stockholders at that time. Dr. Russo reported that representatives of Company A had indicated a willingness to continue discussions regarding a potential reverse merger. The Arsanis Board of Directors further discussed potential strategic alternatives and concluded that Arsanis management should continue expense reduction efforts underway but defer reductions in workforce that would impair Arsanis’s ability to pursue ASN500 on a stand-alone basis or sell or license it as a means to create additional value in a strategic transaction, should seek to improve the terms of the proposal from Company A and, through Leerink Partners, should pursue a reverse merger as a potential strategic alternative. The Arsanis Board of Directors also reviewed and approved a revision to the engagement letter with Leerink Partners (effective as of the August 2, 2018 date of the engagement letter) to contemplate the possibility of a sale of some or all of Arsanis’s anti-infective pipeline, including ASN100 and ASN500, as a potential strategic alternative.

On August 7, 2018, at a telephonic meeting of the transaction committee, representatives of Leerink Partners reviewed possible counterparties to a reverse merger, including X4 and Company A. The transaction committee and members of Arsanis management in attendance discussed targeting potential counterparties based on factors including disease targets, development stage, amount of money raised to date, post-money valuation of last financing round, key investors, projected timelines and prospects to achieve meaningful data in light of expected cash resources and potential synergies with Arsanis that might yield additional value for Arsanis Stockholders in the transaction. The transaction committee directed representatives of Leerink Partners to contact potential counterparties identified for a possible reverse merger, both at the meeting and through subsequent discussions that took place through August 23, 2018 among representatives of Leerink Partners, members of Arsanis management and members of the transaction committee.

On August 9, 2018, Leerink Partners began contacting potential counterparties to a reverse merger. Leerink Partners contacted 31 such parties, including X4 and Company A, and 22 of such parties, including X4 and Company A, expressed an interest in participating in the process.

On August 10, 2018, at a telephonic meeting of the Arsanis Board of Directors, Dr. Russo outlined a proposed reduction in workforce to reduce operating costs and better align the workforce with the needs of Arsanis’s business following discontinuation of the clinical development of ASN100, and the Arsanis Board of Directors approved such reduction. Dr. Russo also reported on the transaction committee meeting held on August 7, 2018. There followed a discussion of the factors used to identify potential counterparties in a reverse merger.

On August 13, 2018, Arsanis announced the reduction in workforce, and also announced that the Arsanis Board of Directors was considering strategic options that may potentially result in changes to its business strategy and future operations.

On August 20, 2018, Leerink Partners began to send process letters to 18 parties that had expressed an interest in the process and not withdrawn, including X4 and Company A. The letters indicated that interested parties should submit non-binding indications of interest by September 12, 2018 that included the proposed structure of a transaction, proposed valuation of the counterparty supported by various methodologies, including a list of pre-money valuations for comparable IPOs, comparable public companies, relevant precedent transactions, and any other sources of information, prior or concurrent financing plans, if any, cash balance as of June 30, 2018, proposed ownership split between the Arsanis Stockholders and stockholders of the counterparty, proposed composition of the combined organization board of directors, plans for Arsanis’s employees / facilities, a description of any internal approvals that had been obtained prior to the proposal and any additional internal approvals required prior to executing a definitive agreement, projected financing needs to achieve key milestones through 2021, diligence required to submit a definitive proposal, and any other information the counterparty believed to be pertinent.

From August 24, 2018 through September 13, 2018, management and representatives of Arsanis, including technical and market consultants, conducted diligence on several of the potential counterparties other than X4.

From September 11, 2018 through September 13, 2018, Leerink Partners received indications of interest from nine potential counterparties, including X4 and Company A. The X4 indication of interest proposed a $115 million valuation of X4 and a $50 million valuation for Arsanis, reflecting $20 million of cash held by Arsanis at closing, $5 million for the public listing and an additional $25 million for the value of the scientific infrastructure and knowledge of Arsanis’s employees, advisors and board members. The X4 indication of interest provided lists of selected IPO transactions supporting the proposed valuation of $115 million. The X4 indication of interest identified then ongoing efforts to raise $40 to $60 million in equity financing expected to close prior to or concurrent with the potential transaction. X4 also proposed a board of seven members for a combined organization, by retaining five X4 directors and two Arsanis directors. The X4 indication of interest estimated that the company would need $135 million to $150 million through the first half of 2021 (including $45 million to $60 million for the continued development of X4’s immuno-oncology programs), and also requested certain diligence information.

On September 17, 2018, at a telephonic meeting of the transaction committee, representatives of Leerink Partners reviewed the nine indications of interest that had been received. Dr. Russo reported on Arsanis management’s perspective of each potential counterparty, including as to its technology and available data, competitive position, available and projected future requirements for capital and perceived prospects of success. Members of the transaction committee also provided observations about each potential counterparty, based upon their general industry knowledge or upon diligence efforts their respective firms had performed with respect to potential or existing investments in such counterparty or other entities pursuing similar technologies or indications. Following further discussion, it was the consensus of the transaction committee to recommend to the

Arsanis Board of Directors to proceed with the further evaluation of a transaction with four parties, including Company A but not including X4. Concern was expressed regarding the level of investment required for clinical trials associated with targeting certain oncology indications identified in the X4 indication of interest in addition to the lead indication for WHIM syndrome, as well as with respect to the potential patient population and resulting revenue stream for X4’s WHIM syndrome program relative to the programs of the four other parties chosen for further evaluation. Arsanis management was directed to conduct diligence on X4 and its programs to determine if these concerns were justified and, based upon such diligence, determine whether to include X4 as an additional candidate for a reverse merger.

Commencing on September 17, 2018, Arsanis management together with representatives of Leerink Partners and third parties retained by Arsanis to assist in the evaluation of various technologies and markets, commenced a more detailed technical and financial diligence investigation on the four potential counterparties recommended by the transaction committee and approved by the Arsanis Board of Directors, as well as preliminary diligence on X4’s leading WHIM program based on a review of publicly available information.

On September 19, 2018, at a telephonic meeting of the Arsanis Board of Directors, Dr. Russo reviewed the ongoing process to evaluate reverse mergers, and noted that the transaction committee had reviewed the nine indications of interest submitted to Leerink Partners and was initially recommending that Arsanis proceed to further evaluate four such transactions, not including the X4 proposal. Representatives of Leerink Partners then reviewed the process undertaken thus far to explore a reverse merger, including the outbound contacts and responses to such contacts, the process letters sent and the nine indications of interest received, and reviewed the deliberations and discussions undertaken by the transaction committee to evaluate the indications of interest, to recommend proceeding with four such proposals, the factors considered by the transaction committee underlying such recommendation and the directive to further diligence X4. There followed a discussion in which Dr. Russo and members of the transaction committee provided additional comments on the proposals and perceived prospects of each party and its respective principal development programs, after which the Arsanis Board of Directors directed Arsanis management to proceed with further diligence on the four selected parties as well as X4 as recommended by the transaction committee.

Following the September 19, 2018 meeting of the Arsanis Board of Directors, representatives of Leerink Partners contacted the nine parties that submitted indications of interest, including X4 and Company A, and informed each whether it was being invited to participate in further diligence and, if so invited and if it had not previously done so, requested such party to sign a mutual confidentiality agreement. On September 20, 2018, representatives of Leerink Partners spoke with Dr. Paula Ragan, the chief executive officer of X4, who confirmed that X4 planned to target WHIM syndrome and other orphan indications, and that it was X4’s intent to enter into a strategic partnership for future development and potential commercialization of its lead drug candidate in oncology indications. Based on such further information, X4 was provided a draft confidentiality agreement on September 20, 2018 and Arsanis and X4 executed a mutual confidentiality agreement on September 27, 2018. None of the confidentiality agreements proposed or executed included standstill provisions.

On October 1, 2018, Leerink Partners sent to the four potential counterparties initially recommended by the transaction committee and approved by the Arsanis Board of Directors, and on October 4, 2018 sent to X4, a process letter that requested definitive, binding proposals be made by October 19, 2018 and that such proposals include the proposed structure of a transaction, any plans for a prior or concurrent financing, the proposed ownership split between the Arsanis Stockholders and stockholders of the counterparty, the proposed composition of the combined organization’s board of directors, plans for Arsanis’s employees / facilities, and confirmation that execution of an agreement was not subject to any additional due diligence and all internal requisite approvals had been obtained. The letter also requested a markup of a draft merger agreement to be distributed supplementally by WilmerHale. The draft merger agreement and the related draft support agreements to be signed by certain significant stockholders of Arsanis and the counterparty were distributed to such parties on October 11, 2018.

Commencing on October 3, 2018, Arsanis management, representatives of Leerink Partners and technical and market consultants engaged by Arsanis engaged in a further diligence investigation of X4, principally focused on X4’s technologies, business strategy around its WHIM program, financial condition, funding requirements and potential markets associated with its targeted indications. These efforts included telephone calls with X4 management on October 3, 4, 16 and 17, 2018.

On October 9, 2018, at a telephonic meeting of the transaction committee, Dr. Russo reported that one of the potential counterparties invited to remain in the process, referred to as Company B, had proposed improved transaction terms conditioned upon Arsanis terminating discussions with other parties and proceeding to negotiation of a definitive agreement exclusively with it. After discussing the terms of the revised proposal and the prospects for Company B, the transaction committee determined the revised proposal was not sufficiently attractive to terminate discussions with other parties and Arsanis management was directed to inform Company B of this conclusion but to encourage Company B to continue to participate in the process. Dr. Russo also referred to an unsolicited proposal that Leerink Partners had received earlier that day from a publicly traded biotechnology company, referred to as Company C, proposing a stock-for-stock merger between Company C and Arsanis in which Arsanis Stockholders would receive a 25% equity interest in the combined organization, which would have approximated Arsanis’s then current equity value, assuming that Arsanis would have at least $35 million in net free cash at the closing of such proposed transaction. The transaction committee determined not to pursue a transaction with Company C as Company C was pursuing disease targets previously determined by the transaction committee to be unfavorable, provided no premium to the current market price and was based upon a much higher level of cash at closing than expected.

On October 12, 2018, X4 provided documents containing correspondence with the FDA, including an approval notification of Orphan Drug Designation from the FDA of X4’s lead product candidate, X4P-001, for the treatment of WHIM syndrome. On October 12, 2018 and October 13, 2018, Arsanis provided information to X4 regarding long-term liabilities, including lease obligations at Arsanis’s Waltham and Vienna sites, projected remaining cash at closing, the Austrian subsidiary, the Adimab license, and employee termination commitments.

On October 16, 2018, Mr. Pelta, representatives from Leerink Partners, a technical advisor and a senior technical Arsanis employee, conducted a diligence call with X4 regarding X4’s chemistry, manufacturing, and controls (“CMC”). Additional information related to X4’s CMC was provided to Arsanis on October 18, 2018.

On October 17, 2018, a separate diligence call was held between Messrs. Gray, Pelta and two Arsanis finance and administration employees, representatives from Leerink Partners and representatives from X4, including Dr. Ragan and Mr. Adam Mostafa, X4’s chief financial officer. The primary focus of this call was to obtain additional information regarding X4’s business, legal, financial, operational, clinical and technical operations in advance of X4’s planned submission of its requested proposal.

On October 19, 2018, Leerink Partners received proposals from four parties, including X4, Company A, Company B and a third privately held company headquartered in Europe, referred to as Company D. The proposals from Company A and Company B were substantially the same as their most recent prior proposals previously discussed by the transaction committee and the Arsanis Board of Directors. The X4 proposal was the only one accompanied by a markup of the proposed merger agreement, and proposed the same valuations of X4 and Arsanis, $115 million and $50 million, respectively, and the same board composition of five X4 directors and two Arsanis directors as in X4’s initial indication of interest. The X4 proposal provided market valuations of rare disease companies developing treatments for patient populations in the United States ranging from approximately 200 to approximately 30,000 to support the proposed valuation of X4. None of the other proposals ascribed a higher valuation for Arsanis. The X4 proposal also requested a 45-day exclusivity period and added as conditions to X4’s obligation to close the proposed transaction Arsanis having at least $20 million in net cash, the closing of a $40 million concurrent financing on terms and from investors acceptable to X4 and the effectiveness of a reverse stock split in a range to be mutually determined. The X4 proposal stated that X4 expected to offer continued employment to certain members of Arsanis’s existing teams in the United States and Austria, including certain of the research and medical professionals at the Vienna site and other members of the Arsanis team to support global clinical/medical development, public financial reporting, and other corporate support, and that X4 intended to consolidate the combined organization’s operations in the United States into X4’s facility in Cambridge, Massachusetts. The X4 proposal stated that X4 did not expect to conduct additional exploratory due diligence, and that the proposal had been reviewed and approved by the X4 Board of Directors. The X4 proposal also included a mutual termination fee of $8.2 million payable upon any change in recommendation by the Arsanis or X4 Board of Directors in favor of the transaction, and in the case of Arsanis the termination fee would also be payable, and Arsanis would in addition be required to reimburse X4 for any expenses incurred in connection with the transaction, upon the failure of the Arsanis Stockholders to approve the transaction.

On October 22, 2018, representatives of WilmerHale, counsel for Arsanis, contacted representatives of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to X4 and referred to as Mintz, to discuss certain provisions in the X4 proposal, including the transaction support agreements, the additional conditions relating to net cash, a concurrent financing and reverse stock split, and the termination fee and expense reimbursement provisions, and to obtain information about X4’s existing capitalization and stock ownership. Representatives of Leerink Partners also spoke with representatives of X4 regarding the proposed concurrent financing and net cash closing conditions contained in the X4 proposal.

On October 23, 2018, representatives of WilmerHale contacted counsel to Company D to discuss certain provisions included in an issues list accompanying Company D’s proposal, including post-closing adjustments for unpaid obligations of Arsanis at closing, additional closing conditions relating to net cash balances, a reverse stock split and a concurrent financing.

On October 23, 2018, representatives of Arsanis’s and X4’s senior management met at Mintz’ offices in New York, New York, to discuss key terms of the X4 proposal, including the net cash closing condition and X4’s capital needs and related plans for a concurrent equity financing, as well as X4’s clinical programs and plans to combine Arsanis’s operations and certain of its personnel into X4.

On October 24, 2018, at a telephonic meeting of the transaction committee, representatives of WilmerHale outlined the fiduciary duties of directors in connection with the strategic alternatives under discussion and summarized the transaction structures included in the proposals. Representatives of Leerink Partners reviewed the process to solicit potential interest in a transaction, perform diligence on and evaluate the parties expressing an interest, narrow the list of potential participants and review the proposals received. Dr. Russo reported that based on the review done by Arsanis management in conjunction with various technical and market consultants, it believed Company D presented a somewhat more favorable alternative from a technical perspective than X4, but both were better than either Company A or Company B. She noted that Company D had more programs under development than X4 and multiple indications for its leading programs, relatively proven biology and established markets and proven development pathways for many of its programs, but that Company D had fewer than ten employees and a management team that did not have experience running a publicly traded company based in the United States, and in Arsanis management’s view did not have the bandwidth or experience necessary to execute the multiple clinical trials across indications that it planned to undertake. Dr. Russo noted that, in contrast, X4 had an experienced management team, relatively proven biology and a clear clinical development pathway for its lead program, but a more limited number of programs under development with fewer expected indications for its leading program, and as a result, likely presented a higher probability of targeted success, but overall fewer indications with a potentially smaller revenue opportunity. In addition, the projected financing needs through 2021 were approximately $90 million for X4 versus approximately $150 million for Company D. There followed a discussion of the proposals from Company A and Company B, in which it was noted that Company A would likely be willing to negotiate the most favorable equity split for Arsanis Stockholders but as had been previously discussed had a single program with limited indications and presented efficacy, tolerability and safety risks. It was also noted that as previously discussed, Company B’s technology was not in an area viewed as attractive as that of the other companies, that Company B had licensed to a third party its most promising asset and under Company B’s proposal, the ability for the Arsanis

Stockholders to share in the potential returns generated by this asset would be limited. After further discussion in executive session without members of Arsanis management present, it was the consensus of the transaction committee to inquire through Leerink Partners about Company D’s plans for management of the combined organization, and in particular Company D’s plans to ensure, through retention of members of Arsanis management or recruitment of others, the presence of a post-closing management team with experience deemed sufficient to run a publicly traded company and manage multiple clinical trials. It was also the consensus of the transaction committee, and Arsanis management that had rejoined the meeting, to recommend that the Arsanis Board of Directors further consider the proposals from X4 and Company D and inform Company A and Company B that Arsanis did not intend to pursue their proposals further at that time.

On October 30, 2018, at a telephonic meeting of the Arsanis Board of Directors, representatives of Leerink Partners reviewed the process to solicit potential interest in a transaction, perform diligence on and evaluate the parties expressing an interest, narrow the list of potential participants and review the proposals received, and reported that the recommendation by the transaction committee and Arsanis management was to focus on the proposals from X4 and Company D. The representatives also summarized the discussion of the four proposals at the most recent transaction committee meeting, including the strengths and weaknesses of each, and reported on Leerink Partners’ inquiry to the financial advisor to Company D, made at the request of the transaction committee, regarding Company D’s plans for management of a combined organization, and noted that directors of Company D indicated a willingness to meet with some or all of the Arsanis directors to further discuss management of the combined organization. Dr. Russo then reported on the diligence undertaken with respect to X4 and Company D and perceptions as to the strengths and limitations of each company’s development programs, principal execution risks and commercial opportunities for the lead and later targeted indications, whether other indications may be more desirable to pursue from a risk versus reward analysis and the perceived strengths and weaknesses of each company’s existing management teams. There followed a discussion of all four proposals, including the economic terms, programs and strategic direction of each party, composition of the existing management teams and stockholder bases, financing plans and estimated financing requirements to reach various milestones that, if achieved, could have a favorable impact upon valuation of a combined organization. It was the consensus of the Arsanis directors to focus on the proposals from X4 and Company D and that one or more members of the transaction committee should accept the invitation to discuss with directors of Company D plans for management of a combined organization given that Company D’s proposal provided for a combined organization board comprised of seven current Company D directors and two current Arsanis directors, as well as Company D’s near and longer term financing plans and initial clinical and market focus, and report back to the Arsanis Board of Directors. Following the meeting, representatives of Leerink Partners informed representatives of Company A and Company B that Arsanis would not be pursuing further discussions with them.

On October 31, 2018, Drs. Russo, Gordon and Ross and Mr. Gray had a telephonic meeting with the chief executive officer and two directors of Company D. Representatives of Leerink Partners and Company D’s financial advisor also attended. In the portion of the meeting attended by Dr. Russo, Mr. Gray and Company D’s chief executive officer, the discussion focused on Company D’s current strategy for initial clinical and market focus, and potential benefits of first pursuing other or simultaneously pursuing additional clinical programs and markets. Thereafter, Drs. Gordon and Ross discussed Company D’s plans for management of the combined organization with the directors of Company D.

Also on October 31, 2018, Drs. Russo and Ragan discussed X4’s capital needs and plans for an equity financing.

At a telephonic meeting of the transaction committee held later on October 31, 2018, Dr. Russo reviewed the prior discussions relating to the perceived strengths and weaknesses of Company D and reported on the portion of the discussions she participated in earlier in the day with the chief executive officer and certain directors of Company, Drs. Gordon and Ross and Mr. Gray. Thereafter, Drs. Gordon and Ross reported on the remainder of the discussions between them and the directors of Company D, in which the Company D directors declined to provide any assurances or plans to modify Company D’s existing management team aside from relocating the existing chief executive officer to the Boston, Massachusetts area, and noted that they also declined to consider any changes in Company D’s initial clinical and market focus. There followed a discussion of the potential development and execution risks for Company D presented by such planned management and clinical strategies, as well as the need for Company D to raise substantially more money than X4 necessary to obtain meaningful data that could potentially favorably impact valuation of the combined organization. Dr. Russo then reported that Arsanis management in conjunction with advisors had done more diligence on the estimated patient population for WHIM syndrome, the primary indication for X4’s lead product candidate, and now estimated that while still comparatively small it was more likely to approximate the size projected in X4’s proposal and, as an orphan disease, had a more attractive revenue profile than earlier estimated. There followed a discussion of the strengths and risks presented by X4, including the financing risk presented by X4’s disparate stockholder base that lacked multiple institutional holders with significant equity stakes that would provide greater assurance of a successful future financing. Dr. Gordon noted that if Arsanis entered into a definitive agreement for a transaction with X4 he believed OrbiMed, an entity with which he was affiliated, would consider participating in a financing for the combined organization based on the then prevailing market prices and he expected that other similar entities that had not previously invested in X4 may also be more likely to consider an investment in a combined organization that included OrbiMed and other existing institutional stockholders of Arsanis. It was the unanimous consensus of the transaction committee to recommend to the Arsanis Board of Directors that Arsanis proceed to negotiate further with X4 in an effort to reach a definitive agreement on acceptable terms.

On November 1, 2018, representatives of Leerink Partners spoke with representatives of X4. X4 agreed to negotiate clarifications to the definition of net cash so it complied more closely to the methodology Arsanis used to prepare estimates of net cash shared with potential counterparties, agreed that a concurrent financing, although planned, would not be a closing condition and agreed that any closing condition relating to net cash would be set at a significantly lower level than the amount then estimated by Arsanis. Representatives of X4 also agreed to accept the termination fee proposed by Arsanis in its proposed draft of the merger agreement, agreed to eliminate any obligation of Arsanis to pay a termination fee upon the failure of the Arsanis Stockholders to approve the merger transaction and agreed to a mutual obligation to reimburse expenses, capped at an amount equal to 1.0% of Arsanis’s equity value at signing, in the event that either party’s stockholders failed to approve the transaction. In a subsequent call that day, representatives of WilmerHale confirmed such points with representatives of Mintz.

At a telephonic meeting of the Arsanis Board of Directors held later on November 1, 2018, Drs. Russo, Gordon and Ross reviewed their discussions with the chief executive officer and directors of Company D. There followed a discussion of the potential risks, including development and clinical risks, and operational and reporting risks, resulting from the planned operation of a combined organization as described by the representatives of Company D. The requirement to raise substantial amounts of additional capital to fund clinical efforts necessary to obtain meaningful data that could potentially favorably impact valuation of the combined organization was also discussed as presenting both financing and dilution risks if a transaction proceeded with Company D. Dr. Russo then reported on the deliberations of the transaction committee regarding the potential strengths and risks presented by X4, and reported on Arsanis management’s further diligence on the potential patient population and revenue opportunity for WHIM syndrome. In the following discussion regarding the merits and risks of each proposal, it was noted that a combination of Arsanis and X4 would require much less capital to obtain meaningful data that could potentially favorably impact valuation of the combined organization and that Dr. Gordon had indicated that OrbiMed would consider participating in a financing of the combined organization at the then prevailing market prices. Members of the transaction committee then reported on the committee’s recommendation to proceed with efforts to negotiate definitive agreements with X4 for a reverse merger. Representatives of Leerink Partners and WilmerHale reported on their conversations relating to modifications agreed by X4 to the proposed terms and conditions of the merger agreement. It was the consensus of the Arsanis Board of Directors to proceed with the negotiation of definitive agreements with X4.

Thereafter through November 26, 2018, members of Arsanis management, representatives of Leerink Partners and representatives of WilmerHale, together with X4’s management and representatives of Mintz and X4’s other advisors, continued with confirmatory diligence on X4, provided additional information related to Arsanis for X4’s confirmatory diligence efforts and negotiated the terms of the definitive Merger Agreement and support agreements to be executed by certain significant stockholders of Arsanis that were aware of the ongoing discussions through affiliates serving as directors and certain officers, directors and significant stockholders of X4. The material terms negotiated were the definition of Arsanis net cash, the amount of Arsanis net cash that would be a condition to X4’s obligation to close the transaction, the adjustment in the exchange ratio to the extent the amount of Arsanis net cash was above or below $20 million at Closing, additional items to be proposed for approval by Arsanis Stockholders, including the name change, reverse stock split and approval of shares to be issued in a private placement of common stock following the Closing, the definition of material adverse change with respect to Arsanis, the non-solicitation covenants applicable to X4 and Arsanis and circumstances in which the board of directors of either party might change its recommendation of the Merger or terminate the agreement to accept a superior proposal.

At a telephonic meeting of the Arsanis Board of Directors on November 26, 2018, representatives of Leerink Partners reviewed the process to solicit potential interest in a transaction, perform diligence on and evaluate the parties expressing an interest, narrow the list of potential participants, review the proposals received during the process and to proceed to final negotiations with X4. Representatives of WilmerHale reviewed the Merger Agreement and support agreements to be executed by certain significant stockholders of Arsanis and certain officers, directors and significant stockholders of X4. Representatives of Leerink Partners then reviewed its financial analyses of the relative valuations of Arsanis and X4, and the number of shares of Arsanis Common Stock to be issued to holders of X4 Capital Stock in the merger. Included was a discussion regarding the absence of any projections by Arsanis or X4, other than expense projections, and management reported that it had specifically requested revenue projections from X4 but were informed that no such projections had been created at such time. Following discussion with the directors, Leerink Partners then rendered to the Arsanis Board of Directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated November 26, 2018, that, as of such date and based upon and subject to the assumptions made and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Common Stock Exchange Ratio to be paid by Arsanis pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Arsanis. The directors then discussed the proposed Merger with X4, the alternative of remaining a stand-alone public company and other proposed transactions, and the proposed financing subsequent to the consummation of the Merger. After such discussion, the Arsanis directors present unanimously approved the issuance of shares of Arsanis Common Stock pursuant to the Merger and the other transactions contemplated by the Merger Agreement, and authorized Arsanis management to execute and deliver the Merger Agreement.

Later on November 26, 2018, Arsanis and X4 executed the Merger Agreement and on November 27, 2018 issued a joint press release announcing the transaction.

Following the signing of the Merger Agreement, management of Arsanis and X4 discussed the possibility of Arsanis assuming X4’s equity incentive plans so that the combined organization could utilize any shares available for future grant under X4’s equity incentive plans at the Effective Time. On December 20, 2018, Arsanis, X4 and Merger Sub entered into the First Amendment to the Merger Agreement to provide that Arsanis will assume X4’s equity incentive plans in the Merger such that options and other equity-based awards may be issued with respect to shares available for grant under X4’s equity incentive plans as of immediately prior to the Effective Time (subject to appropriate adjustment for the Common Stock Exchange Ratio) in respect of Arsanis Common Stock.

Arsanis Reasons for the Merger

The Arsanis Board of Directors and executive management team have regularly reviewed and discussed Arsanis’s operating and strategic plans, both near-term and long-term, as well as potential partnerships and strategic transactions, in an effort to enhance stockholder value. These reviews and discussions have focused, among other things, on the opportunities and risks associated with Arsanis’s business and financial condition and strategic relationships and other strategic options.

In June 2018, Arsanis announced the discontinuation of its Phase 2 clinical trial of ASN100, its monoclonal antibody immunotherapy for the prevention of S. aureus pneumonia in high-risk, mechanically ventilated patients. Arsanis also announced that it would focus its efforts and resources on its other programs, including the development of ASN500 for the prevention of respiratory syncytial virus infection, which it expected to advance into Phase 1 clinical trials in 2019.

In August 2018, after further evaluation of its prospects for continued development of ASN500 on a stand-alone basis, Arsanis announced that the Arsanis Board of Directors was considering strategic options that may potentially result in changes to its business strategy and future operations. This followed discussion of strategic alternatives for the company focused on maximizing stockholder value including continued operation as an independent entity, a sale of Arsanis, a reverse merger, a business combination or a sale, license or other disposition of corporate assets of Arsanis.

During the course of its evaluation of the Merger and the Merger Agreement, the Arsanis Board of Directors and the transaction committee held numerous meetings, consulted with Arsanis’s senior management, legal counsel and financial advisor, and reviewed and assessed a significant amount of information. In reaching its decision to approve the Merger Agreement, the issuance of Arsanis Common Stock pursuant to the Merger Agreement and the other transactions contemplated by the Merger Agreement, the Arsanis Board of Directors considered a number of factors, including, among others, the following:

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The Arsanis Board of Directors’ belief, based in part on the judgment, advice and analysis of Arsanis management with respect to the potential strategic, financial and operational benefits of the Merger (which judgment, advice and analysis was informed in part by the business, technical, financial, accounting and legal due diligence investigation performed by Arsanis and its advisors on X4), that X4’s portfolio of CXCR4 antagonists focused on rare diseases and oncology may provide new medical benefits for patients and returns for investors.

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The Arsanis Board of Directors’ view, following a review with Arsanis’s management of X4’s current development and clinical trial plans, of the likelihood that the combined organization would possess the ability to obtain sufficient financial resources to allow the management team to focus on the continued development and anticipated commercialization of X4’s product candidates for rare diseases and oncology, and in particular on X4P-001, X4’s lead product candidate expected to enter a Phase 3 clinical trial in the first half of 2019 for the potential treatment of WHIM syndrome. The Arsanis Board of Directors’ analysis included the level of capital required to achieve data results from the expected Phase 3 clinical trial and expected early-stage clinical trials of X4P-001 for other indications and the prospects for raising additional capital upon the Closing of the Merger. In such determination the Arsanis Board of Directors considered the possibility that the combined organization would be able to take advantage of the potential benefits resulting from the combination of the Arsanis public company structure with the X4 business to raise such capital as well as additional funds in the future, as necessary, following results from the planned clinical trials of X4P-001 and X4’s other product candidates.

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The process undertaken by the Arsanis Board of Directors through Leerink Partners in connection with pursuing a strategic transaction and the terms and conditions of all the transactions that had been proposed, including that the equity value assigned to Arsanis in the Merger with X4 was as favorable as any other proposal received.

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The Arsanis Board of Directors’ consideration of the valuation and business prospects of all the potential strategic transaction candidates. After considering the comprehensive diligence review that Arsanis management had completed of eight other prospective transaction candidates, the board concluded that the transaction with X4 would create a publicly traded company with the highest likelihood for creating increased value for Arsanis’s stockholders of any of the proposals that the board had received.

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The Arsanis Board of Directors’ conclusion that given the ownership position of the Arsanis Stockholders following the transaction, the Merger would provide existing Arsanis Stockholders a significant opportunity to participate in the potential growth of the combined organization following the Merger.

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The Arsanis Board of Directors’ view that the combined organization will be led by an experienced senior management team from X4 and a board of directors with representation from each of the current boards of directors of Arsanis and X4.

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The Arsanis Board of Directors’ consideration of the relative strength of the balance sheet of the combined organization resulting from the approximately $20 to $25 million net cash expected to be retained by Arsanis upon completion of the Merger and the prospect of raising new capital following the closing of the Merger, in light of the expected timing of X4’s clinical trials and data becoming available following such trials.

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The Arsanis Board of Directors’ consideration of the financial analyses of Leerink Partners, including its opinion to the Arsanis Board of Directors as to the fairness to the Arsanis Stockholders, from a financial point of view and as of the date of the opinion, of the Common Stock Exchange Ratio to be paid by Arsanis pursuant to the terms of the Merger Agreement, as more fully described below under the caption “The Merger—Opinion of the Arsanis Financial Advisor as of November 26, 2018,” beginning on page 160 in this proxy statement/prospectus/information statement.

The Arsanis Board of Directors also reviewed the recent results of operations and financial condition of Arsanis, including:

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Arsanis’s decision to discontinue its ASN100 Phase 2 clinical trial, following the recommendation made by the trial’s independent data review committee, and the cessation of further clinical development of ASN100;

•	Arsanis’s workforce reduction announced in August 2018;

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The risks associated with continuing to operate Arsanis on a stand-alone basis, including the time and resources required to progress ASN500 through clinical trials and the development, clinical and market risks to achieving any measure of success through that program or from other programs previously licensed to third parties;

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The results of substantial efforts made over a significant period of time by Arsanis’s management and financial advisors to solicit strategic alternatives for Arsanis to the transaction, including the discussions that Arsanis’s management, Arsanis’s representatives and the Arsanis Board of Directors had since July 2018 with other potential strategic transaction candidates;

•	The current financial market conditions and historical market prices, volatility and trading information with respect to Arsanis Common Stock; and

•	The risks, costs and timing associated with a potential liquidation of Arsanis.

The Arsanis Board of Directors also reviewed the terms of the Merger Agreement and associated transactions, including:

•	The number of shares of Arsanis Common Stock to be issued in the Merger;

•	The number and nature of the conditions to X4’s obligation to consummate the Merger and the likelihood that the Merger will be consummated on a timely basis;

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The respective rights of, and limitations on, Arsanis and X4 under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Arsanis or X4 receive a superior proposal;

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The reasonableness of the potential termination fee of $600,000 and related reimbursement of certain transaction expenses of up to $175,000, which could become payable by either Arsanis or X4 to the other party if the Merger Agreement is terminated in certain circumstances;

•	The support agreements, pursuant to which certain significant stockholders of Arsanis and certain officers, directors and significant stockholders of X4, respectively, have agreed, solely in their capacities as stockholders, to vote all of their shares of Arsanis Common Stock or X4 Capital Stock in favor of the issuance of Arsanis Common Stock pursuant to the Merger Agreement or the adoption of the Merger Agreement, respectively; and

•

The belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, the Arsanis Board of Directors also considered a variety of risks and other countervailing factors related to entering into the Merger, including:

•

The potential effect of the $600,000 termination fee payable by Arsanis upon the occurrence of certain events in deterring other potential acquirors from proposing an alternative transaction that may be more advantageous to Arsanis Stockholders;

•	The substantial expenses to be incurred in connection with the transaction;

•	The possible volatility, at least in the short term, of the trading price of the Arsanis Common Stock resulting from the announcement of the transaction;

•

The risk that the Merger might not be consummated in a timely manner or at all, including as a result of the failure of Arsanis to have at least $19 million in net cash at closing or the disparate ownership of X4 Capital Stock and the fact that holders of only 11% of the outstanding X4 Capital Stock signed support agreements, and the potential adverse effect of the public announcement of the Merger or on the delay or failure to complete the Merger on the reputation of Arsanis;

•

The risk to the business of Arsanis, operations and financial results, and the likely detrimental effect on the ability to initiate another process and to successfully complete an alternative transaction, in the event that the Merger is not consummated;

•

The development-stage nature of X4’s product candidates beyond WHIM syndrome, which may not be successfully developed and commercialized, and the fact that even if X4’s lead candidate is approved and commercialized for WHIM syndrome it is likely to encounter a limited prospective patient population;

•

The strategic direction of the continuing entity following the completion of the transaction, which will be determined by X4’s management and a board of directors initially comprised of a majority of the members designated by X4; and

•

The various other risks associated with the combined organization and the transaction, including those described in the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” in this proxy statement/prospectus/information statement.

The foregoing information and factors considered by the Arsanis Board of Directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Arsanis Board of Directors. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Arsanis Board of Directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Arsanis Board of Directors may have given different weight to different factors. The Arsanis Board of Directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the Arsanis management team and the legal and financial advisors of Arsanis, and considered the factors overall to be favorable to, and to support, its determination.

X4 Reasons for the Merger

The following discussion sets forth material factors considered by the X4 Board of Directors in reaching its determination to approve the terms and authorize the execution of the Merger Agreement for the purpose of implementing the Merger; however, it may not include all of the factors considered by the X4 Board of Directors. In light of the number and wide variety of factors considered in connection with its evaluation of the Merger Agreement, the X4 Board of Directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The X4 Board of Directors viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.

In the course of reaching its decision to approve the terms and authorize the execution of the Merger Agreement for the purpose of consummating the Merger, the X4 Board of Directors consulted with X4’s senior management, legal counsel and other advisors reviewed a significant amount of information and considered a number of factors, including, among others:

•	Historical and current information concerning X4’s business, including its financial performance and condition, operations, management and pre-clinical and clinical data;

•

X4’s prospects if it were to remain an independent company, including its need to obtain additional financing to continue its operations and the terms on which it would be able to obtain such financing, if at all;

•	The likelihood that alternative strategic transactions may be available to X4, if at all;

•	The cash resources of the combined organization expected to be available at the Closing and the anticipated burn rate of the combined organization;

•	The potential to provide its current stockholders with greater liquidity by owning stock in a public company;

•

The expectation that the Merger with Arsanis would be a more time and cost efficient means to access capital than other options considered by X4, including private placements, venture debt financings and traditional methods of accessing the public markets through an initial public offering;

•

The broader range of investors available to a public company to potentially support the development of X4’s product candidates than X4 could otherwise obtain if it continued to operate as a privately held company;

•

The expectation that substantially all of X4’s employees, particularly its management, will serve in similar roles at the combined organization and the ability to integrate Arsanis’s laboratory capabilities into X4’s operations;

•	The terms and conditions of the Merger Agreement, including, without limitation, the following:

•	The expected relative percentage ownership of Arsanis Stockholders and X4 Stockholders in the combined organization initially at the Closing and the implied valuation of X4 and Arsanis;

•	The parties’ representations, warranties and covenants and the conditions to their respective obligations; and

•	The limited number and nature of the conditions of the obligation of Arsanis to consummate the Merger;

•

The receipt of support agreements from certain significant stockholders of Arsanis holding approximately 48% of the outstanding Arsanis Common Stock under which these Arsanis Stockholders agreed to vote all of their shares of Arsanis Common Stock in favor of the issuance of shares of Arsanis Common Stock in connection with the Merger and approval of the Merger Agreement; and

•	The likelihood that the Merger will be consummated on a timely basis.

The X4 Board of Directors also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	The risk that the potential benefits of the Merger Agreement may not be realized;

•

The risk that future sales of common stock by existing Arsanis Stockholders may cause the price of Arsanis Common Stock to fall, thus reducing the potential value of Arsanis Common Stock received by X4 Stockholders following the Merger;

•

The termination fee of $600,000 and/or expense reimbursement of up to $175,000, payable by X4 to Arsanis upon the occurrence of certain events, and the potential effect of such termination fee and expense reimbursement in deterring other potential acquirers from proposing a competing transaction that may be more advantageous to X4 Stockholders;

•	The price volatility of Arsanis Common Stock, which may reduce the potential value of Arsanis Common Stock received by X4 Stockholders following the Merger;

•	The potential reduction of Arsanis’s net cash prior to Closing;

•

The possibility that Arsanis could under certain circumstances consider unsolicited acquisition proposals if superior to the Merger or change its recommendation to approve the Merger upon certain events;

•

The possibility that the Merger might not be completed for a variety of reasons, such as the failure of Arsanis to obtain the required stockholder vote, and the potential adverse effect on the reputation of X4 and the ability of X4 to obtain financing in the future in the event the Merger is not completed;

•	The risk that the Merger might not be consummated in a timely manner or at all;

•	The expenses to be incurred in connection with the Merger and related administrative challenges associated with combining the organizations;

•	The additional expenses that X4’s business will be subject to as a public company following the Closing to which it has not previously been subject; and

•	Various other risks associated with the combined organization and the Merger, including the risks described in the section titled “Risk Factors” beginning on page 32.

The X4 Board of Directors weighed the benefits, advantages and opportunities of a potential transaction against the uncertainties and risks described above, as well as the possible diversion of management attention for an extended period of time. After taking into account these and other factors, the X4 Board of Directors approved the terms and authorized execution of the Merger Agreement for the purpose of implementing the Merger.

Opinion of the Arsanis Financial Advisor as of November 26, 2018

Introduction

Arsanis retained Leerink Partners as its financial advisor in connection with the Merger and the other transactions contemplated by the Merger Agreement, which are, collectively, referred to as the “Transaction” throughout this section. In connection with this engagement, Arsanis requested that Leerink Partners evaluate the fairness, from a financial point of view, to Arsanis of the Common Stock Exchange Ratio proposed to be paid by Arsanis pursuant to the terms of the Merger Agreement. On November 26, 2018, Leerink Partners rendered to the Arsanis Board of Directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated November 26, 2018, that, as of such date and based upon and subject to the assumptions made and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Common Stock Exchange Ratio to be paid by Arsanis pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Arsanis. In providing its opinion, Leerink Partners noted that the Common Stock Exchange

Ratio is intended to result in holders of X4 Capital Stock and Arsanis Common Stock immediately prior to the Effective Time of the Merger holding, on a fully diluted basis, approximately 69.7% and 30.3% of the outstanding Arsanis Common Stock, respectively, on a pro forma basis immediately following the Effective Time of the Merger and that the Common Stock Exchange Ratio and, accordingly, such percentages are subject to adjustment based upon Arsanis’s net cash as of the Closing.

The full text of the Leerink Partners written opinion, dated November 26, 2018, which describes the assumptions made and limitations upon the review undertaken by Leerink Partners in preparing its opinion, is attached to this proxy statement/prospectus/information statement as Annex B and is incorporated by reference in its entirety into this proxy statement/prospectus/information statement. The summary of the written opinion of Leerink Partners set forth below is qualified in its entirety by the full text of the written opinion attached as Annex B. Leerink Partners’ financial advisory services and opinion were provided for the information and assistance of the Arsanis Board of Directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and the Leerink Partners opinion addressed only the fairness, from a financial point of view, as of the date thereof, to Arsanis of the Common Stock Exchange Ratio to be paid by Arsanis pursuant to the terms of the Merger Agreement. The Leerink Partners opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of Arsanis as to whether or how such holder should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

The full text of Leerink Partners’ written opinion should be read carefully in its entirety for a description of the assumptions made and limitations upon the review undertaken by Leerink Partners in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Leerink Partners reviewed, among other things:

•	A draft of the Merger Agreement, dated November 25, 2018;

•	Arsanis’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as filed by Arsanis with the SEC;

•	Arsanis’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2018, June 30, 2018 and September 30, 2018, as filed by Arsanis with the SEC;

•	Certain Current Reports on Form 8-K, as filed by Arsanis with, or furnished by Arsanis to, the SEC;

•	Certain publicly available research analyst reports for Arsanis; and

•

Certain internal information, primarily related to expense forecasts, furnished to Leerink Partners by the managements of Arsanis and X4, respectively, and approved for Leerink Partners’ use by Arsanis.

Leerink Partners also conducted discussions with members of the senior management of Arsanis and X4 and their respective advisors and representatives regarding the internal information referred to above as well as the past and current business, operations, financial condition and prospects of each of Arsanis and X4. In addition, Leerink Partners reviewed the historical trading prices and trading activity for the Arsanis Common Stock. Leerink Partners also reviewed publicly available market capitalization data regarding companies in the biopharmaceutical industry that Leerink Partners believed to be comparable in certain respects to X4 and Leerink Partners reviewed the publicly available financial terms of certain initial public offerings involving companies in the biopharmaceutical industry that Leerink Partners believed to be comparable in certain respects to X4. Leerink Partners also conducted such other financial studies and analyses and took into account such other information as it deemed appropriate.

Leerink Partners assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by it for purposes of the opinion and, with the consent of the Arsanis Board of Directors, relied upon such information as being complete and accurate. In addition, at the direction of the Arsanis Board of Directors, Leerink Partners did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Arsanis or X4, nor was Leerink Partners furnished with any such evaluation or appraisal, and Leerink Partners was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Arsanis or X4. Leerink Partners assumed, at the direction of the Arsanis Board of Directors, that the final executed Merger Agreement would not differ in any respect material to Leerink Partners’ analysis or the opinion from the last draft of the Merger Agreement reviewed by Leerink Partners. Leerink Partners also assumed, at the direction of the Arsanis Board of Directors, that the Transaction would be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Leerink Partners’ analysis or its opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to such analysis or opinion. Leerink Partners did not evaluate and did not express any opinion as to the solvency or fair value of Arsanis or X4, or their respective abilities to pay their obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Leerink Partners are not legal, regulatory, tax or accounting advisors, and expressed no opinion as to any legal, regulatory, tax or accounting matters.

Leerink Partners expressed no view as to, and its opinion did not address, Arsanis’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Arsanis or in which Arsanis might engage. The opinion was limited to and addressed only the fairness, from a financial point of view, as of the date thereof, to Arsanis of the Common Stock Exchange Ratio to be paid by Arsanis pursuant to the terms of the Merger Agreement. Leerink Partners was not asked to, nor did Leerink Partners express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any class of securities, creditors or other constituencies of Arsanis or any other party. In addition, Leerink Partners expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Arsanis or any other party, or class of such persons in connection with the Transaction, whether relative to the Common Stock Exchange Ratio to be paid by Arsanis pursuant to the terms of the Merger Agreement or otherwise. The Leerink Partners opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Leerink Partners as of, the date thereof, and Leerink Partners does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of the opinion. The Leerink Partners opinion does not constitute a recommendation to any stockholder of Arsanis as to whether or how such holder should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter. Leerink Partners provided its financial services and rendered its opinion for the information and assistance of the Arsanis Board of Directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of the Leerink Partners opinion was approved by the Leerink Partners Fairness Opinion Review Committee.

Summary of Financial Analyses

The following is a summary of the material financial analyses prepared by Leerink Partners and reviewed with the Arsanis Board of Directors in connection with the rendering by Leerink Partners of its opinion on

November 26, 2018. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Leerink Partners, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Leerink Partners. Leerink Partners may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be the view of Leerink Partners as to the actual value of Arsanis. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Leerink Partners. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Leerink Partners’ financial analyses and its opinion. In performing its analyses, Leerink Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Arsanis or any other parties to the Transaction. None of Arsanis, X4, Merger Sub, Leerink Partners or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Arsanis or X4 do not purport to be appraisals or reflect the prices at which these companies may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 23, 2018 (the last trading day before the parties signed the Merger Agreement) and is not necessarily indicative of current market conditions.

In preparing its analysis, Leerink Partners took into account that the Common Stock Exchange Ratio contained in the Merger Agreement is calculated by attributing equity values of $50 million and $115 million to Arsanis and X4, respectively, subject to an adjustment based upon Arsanis’s net cash as of the Closing.

As the Arsanis Board of Directors was aware, neither Arsanis’s nor X4’s management provided Leerink Partners with, and Leerink Partners did not otherwise have access to, financial forecasts regarding Arsanis’s or X4’s businesses, other than the expense forecasts described above. Accordingly, Leerink Partners did not perform either discounted cash flow analyses or any multiples-based analyses with respect to Arsanis or X4.

Arsanis Market Valuation Analysis

Leerink Partners reviewed historical trading price per share of Arsanis Common Stock for the 90 days ended November 23, 2018, the last trading day prior to the day on which the parties signed the Merger Agreement.

Using publicly available information, Leerink Partners reviewed the closing price per share of Arsanis Common Stock on November 23, 2018, the volume weighted average trading price (which we refer to as VWAP) and high and low closing prices since trial discontinuation of ASN100 for the Arsanis Common Stock during each of the preceding 30-day, 60-day and 90-day periods and calculated Arsanis’s market capitalization relative to its net cash position, as of September 30, 2018, of approximately $42 million. The results of the analysis were as follows:

	Share Price	Premium (Discount) to Closing Share Price as of November 23, 2018	Approximate Market Capitalization Based on Share Price (in millions)
Closing Price on November 23, 2018	$1.24	—	$18.7
VWAP for 30-days ended November 23, 2018	$1.43	15.1%	$21.6
VWAP for 60-days ended November 23, 2018	$1.78	43.5%	$26.9
VWAP for 90-days ended November 23, 2018	$1.89	52.6%	$28.6
High Closing Price since Trial Discontinuation	$4.00	222.6%	$60.5
Low Closing Price since Trial Discontinuation	$1.19	(4.0)%	$18.0

Leerink Partners noted that Arsanis had a net cash position of $42 million as of September 30, 2018 and that Arsanis anticipated delivering $21 million of Arsanis’s net cash at Closing. Leerink Partners noted that the stipulated valuation for Arsanis in the Merger provided for in the Merger Agreement was $50 million based on an estimated $20 million of Arsanis’s net cash to be delivered at the Closing, subject to adjustment for Arsanis’s net cash at the Closing. Leerink Partners further noted that the $50 million value attributed to the Arsanis Common Stock pursuant to the Common Stock Exchange Ratio provided for in the Merger Agreement (assuming $20 million of Arsanis’s net cash at the Closing) was higher than Arsanis’s market capitalization as of Arsanis’s November 23, 2018 closing share price, as well as Arsanis’s VWAP for the 30, 60, and 90 days ended November 23, 2018.

X4 Valuation Analysis—Selected Initial Public Offering Step-Ups

Leerink Partners reviewed publicly available information relating to step-up multiples for U.S.-listed initial public offerings since 2017 for biopharma companies that did not complete a crossover financing prior to the initial public offering. The step-up multiple was derived by dividing the fully diluted pre-money valuation at time of the initial public offering by the post-money valuation of the financing round prior to the initial public offering. These initial public offerings, referred to as the Selected Initial Public Offering Step-Ups, are listed below:

Pricing Date	Issuer	Pre-money Valuation (in millions)	Step-up Multiple to IPO
10/25/18	Gamida Cell Ltd.	$165.2	1.0x
10/11/18	Equillium, Inc.	164.4	1.1
09/25/18	Entasis Therapeutics Inc.	133.2	1.5
08/13/18	Aridis Pharmaceuticals, Inc.	77.7	0.7
08/09/18	Vaccinex, Inc.	99.3	1.0
07/25/18	Liquidia Technologies, Inc.	125.7	1.0
07/24/18	Aquestive Therapeutics, Inc.	312.9	1.2
06/07/18	MeiraGTx Holdings plc	348.4	1.8
04/18/18	Surface Oncology, Inc.	345.0	1.2
03/07/18	BioXcel Therapeutics, Inc.	136.1	1.6
01/24/18	Eyenovia, Inc.	86.7	1.5
11/16/17	scPharmaceuticals Inc.	167.8	1.9
11/15/17	Arsanis, Inc.	102.2	1.1
09/28/17	NuCana plc	411.0	2.5
09/19/17	Krystal Biotech, Inc.	58.0	1.3
07/13/17	Akcea Therapeutics, Inc.	396.3	0.9
06/13/17	Athenex, Inc.	597.9	1.3
05/03/17	UroGen Pharma Ltd.	121.2	0.7
04/12/17	Tocagen Inc.	100.0	0.3

Leerink Partners noted that although such companies had certain financial and operating characteristics that could be considered similar to those of X4, none of the companies had the same management make-up, technology, size or mix of business as X4 and, accordingly, there were inherent limitations on the applicability of such companies to the valuation analysis of X4. Leerink Partners also noted that market conditions have varied over the precedent time periods.

Leerink Partners calculated the step-up multiple of each of these companies and applied these multiples to X4’s post-money valuation of $108 million in X4’s last financing round in April 2018 to arrive at a comparable pre-money valuation for X4 if it were to do an initial public offering. Leerink Partners compared these pre-money valuations to the implied X4 pro forma values of $66 million and $43 million that were based on Arsanis’s 90-day VWAP ending on November 23, 2018 and Arsanis’s closing price as of November 23, 2018, respectively, multiplied by the number of shares to be issued to stockholders of X4 in the Merger.

The results of this analysis are summarized as follows:

	Step-up Multiple to IPO	Implied Pre-Money Valuation
25th Percentile	1.0x	$107.9
75th Percentile	1.5x	$161.9

X4 Valuation Analysis—Selected Rare Disease Biopharma Initial Public Offerings

Leerink Partners reviewed publicly available information relating to the U.S.-listed initial public offerings completed since January 1, 2016 for biopharmaceutical companies whose lead product at the time of its initial public offering was in Phase 2 or Phase 3 of clinical development, focused on rare diseases and orally administered. These initial public offerings, referred to as the Selected Rare Disease Biopharma IPOs, are listed below.

Pricing Date	Issuer	Indication	Development Stage	Pre-money Valuation (in millions)
09/13/18	Principia Biopharma Inc.	Pemphigus	Phase 2	$312.4
07/17/18	Crinetics Pharmaceuticals, Inc.	Acromegaly	Phase 2-ready	319.4
06/19/18	Eidos Therapeutics, Inc.	ATTR-CM, ATTR-PN	Phase 2	513.7
11/01/17	Allena Pharmaceuticals, Inc.	Hyperoxaluria and systemic oxalosis	Phase 3-ready	232.0
10/04/17	Rhythm Pharmaceuticals, Inc.	POMC deficiency obesity	Phase 3-ready	343.5
08/01/17	Clementia Pharmaceuticals Inc.	FOP and MO	Phase 3-ready	375.4
05/04/17	Ovid Therapeutics Inc.	Angelman syndrome	Phase 2	324.4
05/25/16	Reata Pharmaceuticals, Inc.	CTD-PAH	Phase 3	176.0

Leerink Partners noted that although such companies had certain financial and operating characteristics that could be considered similar to those of X4, none of the companies had the same management make-up, technology, size or mix of business as X4 and, accordingly, there were inherent limitations on the applicability of such companies to the valuation analysis of X4. Leerink Partners also noted that market conditions have varied over the precedent time periods.

Leerink Partners calculated the pre-money valuation of each of the companies included in the Selected Rare Disease Biopharma IPO analysis at the time of pricing of its initial public offering, and compared these pre-money valuations to the implied X4 pro forma values of $66 million and $43 million that were based on Arsanis’s 90-day VWAP ending on November 23, 2018 and Arsanis’s closing price as of November 23, 2018, respectively, multiplied by the number of shares to be issued to stockholders of X4 in the Merger.

The results of this analysis are summarized as follows:

Pre-money Valuation (in millions)
Min	$176.0
Mean	$324.6
Median	$321.9
25th Percentile	$292.3
75th Percentile	$351.5
Max	$513.7

X4 Valuation Analysis—Selected Initial Public Offerings

Leerink Partners reviewed publicly available information relating to the U.S.-listed initial public offerings completed since January 1, 2018 for biopharmaceutical companies whose lead product at the time of its initial public offering was in Phase 2 or Phase 3 of clinical development. These initial public offerings, referred to as the Selected IPOs, are listed below.

Pricing Date	Issuer	Indication	Development Stage	Pre-money Valuation (in millions)
10/25/18	Gamida Cell Ltd.	High-risk hematologic malignancies	Phase 3	$165.2
10/17/18	PhaseBio Pharmaceuticals, Inc.	Pulmonary arterial hypertension	Phase 2	77.0
09/26/18	Urovant Sciences Ltd.	OAB	Phase 3	302.8
09/25/18	Entasis Therapeutics Inc.	Multidrug resistant acinetobacter infections	Phase 2	133.2
09/20/18	Y-mAbs Therapeutics, Inc.	Neuroblastoma	Phase 2	467.8
09/13/18	Principia Biopharma Inc.	Pemphigus	Phase 2	312.4
08/13/18	Aridis Pharmaceuticals, Inc.	Pneumonia & blood stream infections	Phase 2	77.7
08/09/18	Vaccinex, Inc.	Huntington’s disease	Phase 2	99.3
07/25/18	Liquidia Technologies, Inc.	Pulmonary arterial hypertension	Phase 3	125.7
07/24/18	Aquestive Therapeutics, Inc.	Lennox-Gastaut syndrome	Phase 3	312.9
07/18/18	Constellation Pharmaceuticals, Inc.	mCRPC and solid tumors	Phase 2	349.9
07/18/18	Allakos Inc.	Eosinophilic gastritis	Phase 2	717.4
06/27/18	Tricida, Inc.	CKD with metabolic acidosis	Phase 3	613.4
06/27/18	Forty Seven, Inc.	NHL and colorectal cancer	Phase 2	400.3
06/20/18	Aptinyx Inc.	Painful diabetic peripheral neuropathy and fibromyalgia	Phase 2	459.0
06/20/18	Magenta Therapeutics, Inc.	Inherited metabolic diseases	Phase 2	437.6
06/20/18	Xeris Pharmaceuticals, Inc.	Severe hypoglycemia	Phase 3	240.4
06/20/18	AVROBIO, Inc.	Fabry disease	Phase 2	369.6
06/19/18	Eidos Therapeutics, Inc.	ATTR-CM, ATTR-PN	Phase 2	513.7
06/14/18	Verrica Pharmaceuticals Inc.	Molluscum contagiosum	Phase 3	310.0
05/24/18	Iterum Therapeutics plc	uUTI, cUTI, cIAI	Phase 2	103.9
05/23/18	Kiniksa Pharmaceuticals, Ltd.	Recurrent pericarditis	Phase 2	778.5
02/07/18	Evolus, Inc.	Glabellar lines	Phase 3	229.4
01/31/18	Sol-Gel Technologies Ltd.	Acne vulgaris	Phase 2	149.0
01/25/18	resTORbio, Inc.	Respiratory tract infections	Phase 2	325.2
01/25/18	ARMO BioSciences, Inc.	Pancreatic cancer	Phase 3	398.1
01/24/18	Menlo Therapeutics Inc.	Prurigo nodularis	Phase 2	284.2
01/24/18	Eyenovia, Inc.	Chronic angle closure glaucoma	Phase 2	86.7

Leerink Partners noted that although such companies had certain financial and operating characteristics that could be considered similar to those of X4, none of the companies had the same management make-up, technology, size or mix of business as X4 and, accordingly, there were inherent limitations on the applicability of such companies to the valuation analysis of X4. Leerink Partners also noted that market conditions have varied over the precedent time periods.

Leerink Partners calculated the pre-money valuation of each of the companies included in the Selected IPOs analysis at the time of pricing of its initial public offering, and compared these pre-money valuations to the implied X4 pro forma values of $66 million and $43 million that were based on Arsanis’s 90-day VWAP ending on November 23, 2018 and Arsanis’s closing price as of November 23, 2018, respectively, multiplied by the number of shares to be issued to stockholders of X4 in the Merger.

The results of this analysis are summarized as follows:

Pre-money Valuation (in millions)
Min	$77.0
Mean	$315.7
Median	$311.2
25th Percentile	$145.0
75th Percentile	$409.6
Max	$778.5

X4 Valuation Analysis—Selected Public Companies

Leerink Partners reviewed publicly available information relating to the market capitalization of U.S.-listed publicly traded biopharmaceutical companies whose lead product was in Phase 2 or Phase 3 of clinical development, focused in rare disease and is orally administered. The companies meeting these criteria, referred to as the Selected Companies, were:

Issuer	Lead Indication	Development Stage	Market Capitalization (in millions)
Crinetics Pharmaceuticals, Inc.	Acromegaly	Phase 2-ready	$829.0
Principia Biopharma Inc.	Pemphigus	Phase 2	669.9
Clementia Pharmaceuticals Inc.	FOP and MO	Phase 2 / Pivotal	604.1
Eidos Therapeutics, Inc.	ATTR-CM, ATTR-PN	Phase 2	545.6
ChemoCentryx, Inc.	ANCA-associated vasculitis	Phase 3	522.9
Allena Pharmaceuticals, Inc.	Hyperoxaluria and systemic oxalosis	Phase 3	212.0
Ovid Therapeutics Inc.	Angelman syndrome	Phase 3	104.3

Leerink Partners noted that although such companies had certain financial and operating characteristics that could be considered similar to those of X4, none of the companies had the same management, make-up, technology, size or mix of business as X4 and, accordingly, there were inherent limitations on the applicability of such companies to the valuation analysis of X4.

Leerink Partners calculated the aggregate market capitalization of each of the Selected Companies based upon the closing price of the common stock of each Selected Company on November 23, 2018 and the fully-diluted number of shares outstanding, using the treasury stock method, and compared these pre-money valuations to the implied X4 pro forma values of $66 million and $43 million that were based on Arsanis’s 90-day VWAP ending on November 23, 2018 and Arsanis’s closing price as of November 23, 2018, respectively, multiplied by the number of shares to be issued to stockholders of X4 in the Merger.

The results of this analysis are summarized as follows:

Market Capitalization (in millions)
Min	$104.3
Mean	$498.3
Median	$545.6
25th Percentile	$367.5
75th Percentile	$637.0
Max	$829.0

General

The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, Leerink Partners did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Leerink Partners made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Leerink Partners’ financial analyses and opinion were only one of many factors taken into consideration by the Arsanis Board of Directors in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Arsanis Board of Directors or management of Arsanis with respect to the Common Stock Exchange Ratio or as to whether the Arsanis Board of Directors would have been willing to determine that a different Common Stock Exchange Ratio was fair. The Common Stock Exchange Ratio was determined through arm’s-length negotiations between Arsanis and X4 and was approved by the Arsanis Board of Directors. Leerink Partners provided advice to Arsanis during these negotiations. However, Leerink Partners did not recommend any specific Common Stock Exchange Ratio or other financial terms to Arsanis or the Arsanis Board of Directors or that any specific Common Stock Exchange Ratio or other financial terms constituted the only appropriate consideration for the Transaction.

Leerink Partners is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the past two years, Leerink Partners has not been engaged to provide financial advisory or other services to X4, and has not received any compensation from X4 during such period. Similarly, except with respect to the Transaction, in the past two years, Leerink Partners has not been engaged to provide financial advisory or other services to Arsanis, and, except as described below, has not received any compensation from Arsanis during such period. In the ordinary course of business, Leerink Partners and its affiliates may, in the future, provide commercial and investment banking services to Arsanis, X4 or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of their trading and brokerage activities, Leerink Partners or its affiliates have in the past and may in the future hold positions, for their own account or the accounts of their customers, in equity, debt or other securities of X4, Arsanis or their respective affiliates. Consistent with applicable legal and regulatory requirements, Leerink Partners has adopted policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Leerink Partners’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Arsanis and the proposed Transaction and other participants in the Transaction that differ from the views of Leerink Partners’ investment banking personnel.

The Arsanis Board of Directors selected Leerink Partners as its financial advisor in connection with the Transaction based on Leerink Partners’ longstanding relationship and familiarity with Arsanis and its business, as well as its experience and expertise in the biopharmaceuticals industry. Leerink Partners is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with Leerink Partners’ services as a financial advisor to Arsanis, Arsanis has agreed to pay Leerink Partners an aggregate fee of $2 million, $1 million of which was paid upon the rendering by Leerink Partners of its opinion and the remainder of which is payable contingent upon consummation of the Transaction. In addition, Arsanis has agreed to reimburse certain of Leerink Partners’ expenses arising, and to indemnify Leerink Partners against certain liabilities that may arise, out of Leerink Partners’ engagement. The terms of the fee arrangement between Leerink Partners and Arsanis, which are customary in transactions of this nature, were negotiated at arm’s length between Leerink Partners and Arsanis, and the Arsanis Board of Directors was aware of the arrangement, including the fact that a significant portion of the fee payable to Leerink Partners is contingent upon the completion of the Transaction.

Interests of the Arsanis Directors and Executive Officers in the Merger

In considering the recommendation of the Arsanis Board of Directors with respect to the approval of the Merger Agreement, the Merger and the issuance of shares of Arsanis Common Stock as contemplated by the Merger Agreement, and the other matters to be acted upon by the Arsanis Stockholders at the Special Meeting, the Arsanis Stockholders should be aware that certain members of the Arsanis Board of Directors and current and former executive officers of Arsanis have interests in the Merger that may be different from, or in addition to, the interests of the Arsanis Stockholders. These interests relate to or arise from, among other things:

•

retention payments to which certain of Arsanis’s executive officers would be entitled following completion of the Merger or certain other events, provided the officer remains employed by Arsanis on the relevant payment date;

•

severance benefits to which certain of Arsanis’s executive officers would become entitled in the event of termination of employment under certain circumstances within eighteen months following the completion of the Merger, and an extended period for exercising specified vested options held by certain of Arsanis’s executive officers following certain termination of employment events, as specified below under “Golden Parachute Compensation”;

•	the accelerated vesting of specified equity awards held by certain of Arsanis’s executive officers and directors in connection with the completion of the Merger; and

•	the fact that René Russo and David McGirr, each of whom is currently a director of Arsanis, will each continue as a director of the combined organization after the Effective Time of the Merger.

The Arsanis Board of Directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the Merger, and to recommend, as applicable, that the Arsanis Stockholders approve the proposals to be presented to the Arsanis Stockholders for consideration at the Special Meeting as contemplated by this proxy statement/prospectus/information statement.

Ownership Interests

As of December 31, 2018, all current directors and executive officers of Arsanis beneficially owned approximately 51.5% of the shares of Arsanis Common Stock. The affirmative vote of holders of shares of Arsanis’s stock having a majority in voting power of the votes cast by the holders of all of the shares of Arsanis’s stock present or represented at the Special Meeting and voting affirmatively or negatively on the matter is required for approval of Proposal Nos. 1, 4 and 5 (not counting “abstentions” or “broker non-votes” as votes cast). The affirmative vote of the holders of a majority of shares of Arsanis Common Stock outstanding on the Record Date for the Special Meeting and entitled to vote is required for approval of Proposal Nos. 2 and 3. The affiliates of certain Arsanis directors have also entered into support agreements in connection with the Merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger—Support Agreements” beginning on page 222 of this proxy statement/prospectus/information statement.

Arsanis Equity Awards

As of December 31, 2018, Arsanis’s current directors and executive officers, together with all former executive officers and directors who were executive officers or directors during Arsanis’s fiscal year ended December 31, 2018, collectively owned unvested Arsanis Options covering 532,857 shares of Arsanis Common Stock and vested Arsanis Options covering 909,589 shares of Arsanis Common Stock and held 250,000 shares of restricted Arsanis Common Stock. The vesting of certain Arsanis Options will accelerate in connection with the Closing and the vesting of the outstanding restricted Arsanis Common Stock will accelerate in connection with the Closing.

The following table presents certain information concerning the outstanding Arsanis Options and restricted Arsanis Common Stock held by Arsanis’s current directors and executive officers, together with all former executive officers and directors who were executive officers or directors during Arsanis’s fiscal year ended December 31, 2018, as of December 31, 2018:

	Option Awards					Restricted Stock Awards
Name	Number of Shares of Arsanis Common Stock Underlying Unexercised Options (#) Exercisable	Number of Shares of Arsanis Common Stock Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares of Restricted Arsanis Common Stock
Current Executive Officers
Michael Gray, M.B.A., C.P.A.	—	—		—	—	250,000	(18)
	35,258	16,016	(1)	$9.39	7/20/2026	—
	36,628	61,037	(2)	$4.00	6/18/2027	—
	—	110,000	(3)	$17.34	3/7/2028	—
David Mantus, Ph.D.	11,599	3,050	(4)	$8.33	2/3/2026	—
	7,327	4,392	(5)	$9.39	7/20/2026	—
	16,481	27,468	(6)	$4.00	6/18/2027	—
	—	50,000	(7)	$17.34	3/7/2028	—
Current Directors
William Clark, M.B.A.	9,028	15,972	(8)	$10.00	11/14/2027	—
	5,000	5,000	(9)	$16.99	6/4/2028	—
Tillman U. Gerngross, Ph.D.	26,809	—	(10)	$1.85	4/18/2023
	33,040	5,635	(11)	$9.39	7/19/2026	—
	9,028	15,972	(8)	$10.00	11/14/2027	—
	5,000	5,000	(9)	$16.99	6/4/2028	—
Carl Gordon, Ph.D., C.F.A.	9,028	15,972	(8)	$10.00	11/14/2027	—
	5,000	5,000	(9)	$16.99	6/4/2028	—
David McGirr, M.B.A.	9,028	15,972	(8)	$10.00	11/14/2027	—
	5,000	5,000	(9)	$16.99	6/4/2028	—
Terrance McGuire	9,028	15,972	(8)	$10.00	11/14/2027	—
	5,000	5,000	(9)	$16.99	6/4/2028	—
Claudio Nessi, Ph.D., M.B.A.	9,028	15,972	(8)	$10.00	11/14/2027	—
	5,000	5,000	(9)	$16.99	6/4/2028	—
Michael Ross, Ph.D.	9,028	15,972	(8)	$10.00	11/14/2027	—
	5,000	5,000	(9)	$16.99	6/4/2028	—
René Russo, Pharm.D., BCPS	80,889	—	(12)	$8.20	7/21/2025	—
	47,757	—	(12)	$9.39	7/20/2026	—
	195,331	—	(12)	$4.00	6/18/2027	—
	160,000	—	(12)	$17.34	3/7/2028	—
Amy Schulman, J.D.	6,347	135	(13)	$8.06	5/14/2025	—
	9,028	15,972	(8)	$10.00	11/14/2027	—
	5,000	5,000	(9)	$16.99	6/4/2028	—
Former Executive Officers and/or Directors
Eszter Nagy, M.D., Ph.D.	71,491	—	(14)	$1.85	3/31/2019	—
	24,451	—	(15)	$9.39	3/31/2019	—
	10,988	—	(16)	$4.00	3/31/2019	—
Christopher Stevens, M.D.	16,487	9,882	(17)	$9.39	7/20/2026	—
	16,482	27,466	(17)	$4.00	6/18/2027	—
	—	50,000	(17)	$17.34	3/7/2028	—

(1)	This option award vests over four years, with 25% of the shares underlying the option vested on March 1, 2017 and 2.0833% of the shares vesting monthly thereafter, subject to continued service.

(2)	This option award vests over four years, with 25% of the shares underlying the option vested on June 19, 2018 and 2.0833% of the shares vesting monthly thereafter, subject to continued service.
(3)	This option award vests over four years, with 25% of the shares underlying the option vesting on March 7, 2019 and 2.0833% of the shares vesting monthly thereafter, subject to continued service.
(4)	This option award vests over four years, with 25% of the shares underlying the option vested on October 12, 2016 and 2.0833% of the shares vesting monthly thereafter, subject to continued service.
(5)	This option award vests over four years, with 25% of the shares underlying the option vested on June 1, 2017 and 2.0833% of the shares vesting monthly thereafter, subject to continued service.
(6)	This option award vests over four years, with 25% of the shares underlying the option vested on June 19, 2018 and 2.0833% of the shares vesting monthly thereafter, subject to continued service.
(7)	This option award vests over four years, with 25% of the shares underlying the option vesting on March 7, 2019 and 2.0833% of the shares vesting monthly thereafter, subject to continued service.
(8)

This option award vests over three years, with 33% of the shares underlying the option vested on November 15, 2018, and the remaining shares in approximately equal monthly installments thereafter, subject to continued service.

(9)	This option award vests in approximately equal monthly installments from the date of grant, which was June 5, 2018, through the first anniversary of the date of grant.
(10)	This option award fully vested on September 1, 2014.
(11)

This option award vests over four years, with 25% of the shares underlying the option vested on July 20, 2017, and the remaining shares in approximately equal monthly installments thereafter, subject to continued service.

(12)

In connection with Dr. Russo’s stepping down from her position as President and Chief Executive Officer of Arsanis, all unvested stock options held by Dr. Russo vested in full upon her letter agreement with Arsanis, dated as of November 26, 2018, becoming effective and irrevocable as of December 3, 2018. See “ —Letter Agreement for Dr. René Russo” below for more information.

(13)

This option award vests over four years, with 25% of the shares underlying the option vested on January 1, 2015, and the remaining shares in approximately equal monthly installments thereafter, subject to continued service.

(14)	This option award fully vested on September 1, 2014.
(15)

This option award vested with respect to 40% of the shares on the date of grant, which was July 20, 2016, and 3.4483% of the shares vesting monthly thereafter, subject to continued service. In connection with Dr. Nagy’s separation from Arsanis in May 2018, any unvested options were forfeited.

(16)	This option award vested with respect to 25% of the shares on Dr. Nagy’s separation date, which was May 15, 2018, and upon such separation any unvested options were forfeited.
(17)

In connection with Dr. Stevens’s stepping down from his position as Chief Medical Officer of Arsanis, all unvested stock options held by Dr. Stevens vested in full upon his letter agreement with Arsanis, dated as of January 15, 2019, becoming effective and irrevocable as of January 22, 2019. See “ —Letter Agreement for Dr. Christopher Stevens” below for more information.

(18)

This restricted stock award vests over four years, with 25% of the shares underlying the option vesting on November 27, 2019 and 2.0833% of the shares vesting monthly thereafter, subject to continued service.

Director Compensation

In September 2017, the Arsanis Board of Directors approved a director compensation program that became effective on the effective date of Arsanis’s registration statement relating to its initial public offering. Under this director compensation program, Arsanis pays non-employee directors a cash retainer for service on the Arsanis Board of Directors and for service on each committee on which the director is a member. The chairman of the Arsanis Board of Directors, the lead independent director and the chair of each committee receive higher retainers for such service. These fees are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment will be prorated for any portion of such quarter that the director is not serving on the Arsanis Board of Directors, on such committee or in such position. The fees paid to non-employee directors for service on the Arsanis Board of Directors, for service as a lead independent director and for service on each committee of the Arsanis Board of Directors on which the director is a member are as follows:

	Member Annual Fee	Chairman Annual Fee	Lead Independent Director Annual Fee
Arsanis Board of Directors	$35,000	$75,000	$50,000
Audit Committee	$7,500	$15,000	—
Compensation Committee	$5,000	$10,000	—
Nominating and Corporate Governance Committee	$4,000	$8,000	—

Arsanis also reimburses non-employee directors for reasonable travel and other expenses incurred in connection with attending meetings of the Arsanis Board of Directors and any committee of directors on which they serve.

In addition, under the Arsanis Board of Directors compensation program, Arsanis granted the directors who were in office at the time of the closing of Arsanis’s initial public offering and will grant to new non-employee directors upon their initial election to the Arsanis Board of Directors, an option to purchase 25,000 shares of Arsanis Common Stock. Each of these options will vest as to 33.3333% of the shares of Arsanis Common Stock underlying such option on the first anniversary of the date of grant, with the remainder vesting in equal monthly installments until the third anniversary of the date of grant, subject to the non-employee director’s continued service as a director. Further, on the dates of each of Arsanis’s annual meetings of stockholders, each non-employee director that has served on the Arsanis Board of Directors for at least six months will automatically receive, under the Arsanis 2017 Plan, an option to purchase 10,000 shares of Arsanis Common Stock. Each of these options will vest in equal monthly installments until the first anniversary of the date of grant (or, if earlier, the date of Arsanis’s next annual meeting of stockholders following the date of grant) unless otherwise provided at the time of grant, subject to the non-employee director’s continued service as a director, with full acceleration of vesting upon a change in control of the company. All options issued to non-employee directors under the Arsanis Board of Directors compensation program will be issued at exercise prices equal to the closing price of Arsanis Common Stock on the date of grant.

Mr. Gray, Arsanis’s director who also serves as President and Chief Executive Officer and Chief Financial Officer, does not receive any additional compensation for his service as a director. Dr. Russo also served as President and Chief Executive Officer during 2018, until she stepped down from such positions on November 26, 2018. Dr. Russo did not receive any additional compensation for her service as a director.

The following table sets forth information regarding compensation earned by non-employee directors during fiscal 2018.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Tillman U. Gerngross, Ph.D.	94,615	111,785	206,400
William Clark, M.B.A.	47,871	111,785	159,656
Carl Gordon, Ph.D., C.F.A.	47,871	111,785	159,656
David McGirr, M.B.A.	56,319	111,785	168,104
Terrance McGuire	48,434	111,785	160,219
Claudio Nessi, Ph.D., M.B.A.	39,423	111,785	151,208
Michael Ross, Ph.D.	45,055	111,785	156,840
Amy Schulman, J.D.	72,088	111,785	183,873

(1)

The amounts reported in the “Option Awards” column reflect the aggregate fair value of stock-based compensation awarded during the year computed in accordance with the provisions of ASC 718. See Note 13 to Arsanis’s annual consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement regarding assumptions underlying the valuation of equity awards.

As of December 31, 2018, Arsanis’s non-employee directors held the following stock options, all of which were granted under its 2010 Special Stock Incentive Plan, as amended, or the 2010 Plan, 2011 Stock Incentive Plan, or 2011 Plan, and 2017 Plan:

Name	Option Awards
Tillman U. Gerngross, Ph.D.	100,484
William Clark, M.B.A.	35,000
Carl L. Gordon, Ph.D., C.F.A.	35,000
David McGirr, M.B.A.	35,000
Terrance McGuire	35,000
Claudio Nessi, Ph.D., M.B.A.	35,000
Michael Ross, Ph.D.	35,000
Amy Schulman, J.D.	41,482
René Russo, Pharm.D., BCPS	483,977

Merger-Related Compensation of Executive Officers

Arsanis’s executive officers have employment arrangements that provide that they are eligible to receive severance and/or retention payments and benefits upon the occurrence of certain events. As described below, these severance and retention arrangements were designed to keep Arsanis’s executive officers in these key positions as Arsanis competes for talented executives in the marketplace where such protections are commonly offered.

2018 Amended and Restated Employment Agreement for Michael P. Gray

In connection with the appointment of Michael P. Gray as President and Chief Executive Officer of Arsanis, on November 26, 2018, Arsanis entered into an amended and restated employment agreement with Mr. Gray, which agreement became effective as of November 27, 2018 and replaced his October 10, 2017 amended and restated letter agreement (such amended and restated employment agreement, the “Gray 2018 agreement”). Under the Gray 2018 agreement, Mr. Gray’s base salary is $450,000 per annum and he is entitled to participate in Arsanis’s medical and other benefits programs, and may be entitled to receive an annual bonus based on his individual performance and Arsanis’s performance during the applicable year, all as determined by the Arsanis Board of Directors in its sole discretion, at a target bonus rate of 55% of his annualized base salary.

The Gray 2018 agreement provides that the vesting of all equity awards granted to Mr. Gray before the closing of Arsanis’s initial public offering on November 20, 2017 will accelerate in full upon a “change of control” of Arsanis (as defined in the Gray 2018 agreement and including the Merger). Specifically, on July 20, 2016, Mr. Gray received a grant of options to purchase 51,274 shares of Arsanis Common Stock with an exercise price of $9.39 per share, which will vest in full upon the Closing. On June 19, 2017, Mr. Gray received a grant of options to purchase 97,665 shares of Arsanis Common Stock with an exercise price of $4.00 per share, which will vest in full upon the Closing. The Gray 2018 agreement also provides that, subject to approval of the Arsanis Board of Directors, Arsanis will grant Mr. Gray a restricted stock award (the “Restricted Stock Award”) with respect to 250,000 shares of Arsanis Common Stock, which grant the Arsanis Board of Directors did approve and which grant became effective on November 27, 2018. Pursuant to the terms of the Gray 2018 agreement, Mr. Gray’s employment with Arsanis may be terminated at any time, with or without “cause” (as defined in the Gray 2018 agreement and set forth below) by either Mr. Gray or Arsanis. If Arsanis terminates Mr. Gray’s employment without cause or Mr. Gray terminates his employment for “good reason” (as defined in the Gray 2018 agreement and set forth below) he will be entitled to (i) 12 months’ pay at his then-current base salary, (ii) a portion of the same year’s target bonus, pro-rated to reflect the portion of the year elapsed, and (iii) COBRA premium benefits for up to 12 months. If Arsanis terminates Mr. Gray’s employment without cause or Mr. Gray terminates his employment for good reason within 18 months following a change of control of Arsanis, Mr. Gray will be entitled to (i) an amount equal to the sum of (x) 1.5 times his then-current base salary and (y) 1.5 times his target bonus for the year of termination, and (ii) COBRA premium benefits for up to 12 months. In addition, on March 7, 2018, Mr. Gray received a grant of options to purchase 110,000 shares of Arsanis Common Stock with an exercise price of $17.34 per share. If Arsanis terminates Mr. Gray’s employment without cause or Mr. Gray terminates his employment for good reason, each within 18 months following a change of control, this option will vest in full, and the period during which Mr. Gray may exercise certain stock options granted to him in June 2017 would be extended for up to two years following his separation date. The Gray 2018 agreement also provides for a limitation on payments under the Gray 2018 agreement if limiting the payments would leave Mr. Gray in a better net position than bearing the tax penalties under Section 280G of the Code. If Arsanis terminates Mr. Gray’s employment without cause or Mr. Gray terminates his employment for good reason, each within 18 months following a change of control (including the Merger), Mr. Gray will have the right to exercise the June 2017 option for a two-year period after such termination. The Restricted Stock Award vests in full upon a change of control.

Pursuant to the Gray 2018 agreement:

The following, as determined by the Arsanis Board of Directors in its reasonable judgment, constitutes “cause” for termination: (i) the commission of, or indictment or conviction for, any felony, or any other crime involving dishonesty; (ii) participation in any fraud, deliberate and substantial misconduct, breach of duty of loyalty or breach of fiduciary duty against Arsanis; (iii) intentional and substantial damage to any property of Arsanis; (iv) failure of performance of Mr. Gray’s duties under the Gray 2018 agreement (not attributable to sickness, disability or death) after reasonable written notice no later than 30 days following the occurrence of the failure and a 30-day opportunity to cure, provided, however, that such opportunity to cure shall only apply to any failure that the Arsanis Board of Directors, in its reasonable discretion, deems susceptible to cure; or (v) Mr. Gray’s breach of any material provision of the Gray 2018 agreement, his Invention, Non-Competition, Non-Solicitation and Non-Disclosure Agreement, or any other agreement to which he and Arsanis are both parties, after reasonable written notice no later than 30 days following the occurrence of the breach and a 30-day opportunity to cure, provided, however, that such opportunity to cure shall only apply to any breach that the Arsanis Board of Directors, in its reasonable discretion, deems susceptible to cure, and that any breach by Mr. Gray of his obligations of confidentiality or non-competition under his non-disclosure agreement shall be deemed not susceptible to cure.

The following, if occurring without Mr. Gray’s consent, constitutes “good reason” for termination: (i) a material and adverse diminution of Mr. Gray’s duties and responsibilities with Arsanis, provided that such change is not in connection with a termination of his employment relationship with Arsanis; (ii) a material diminution of Mr. Gray’s then base salary, provided that such change is not in connection with a termination of his employment relationship with Arsanis; (iii) relocation of Mr. Gray’s principal place of employment outside a 30 mile radius from Boston, Massachusetts, if such relocation increases his daily commuting distance; or (iv) a material breach by Arsanis of the Gray 2018 agreement.

“Change of control” means the first to occur of any of the following: (i) a merger or consolidation, business combination, acquisition or similar transaction (a “Transaction”) in which (A) Arsanis is a constituent party, or (B) a subsidiary of Arsanis is a constituent party and Arsanis issues shares of its capital stock pursuant to such Transaction, except in the case of either clause (A) or (B) any such Transaction involving Arsanis or a subsidiary of Arsanis in which the beneficial owners of the shares of Arsanis capital stock outstanding immediately prior to such Transaction continue beneficially to own, immediately following such Transaction, at least a majority by voting power of Arsanis capital stock of (x) the surviving or resulting corporation or (y) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such Transaction, the parent corporation of such surviving or resulting corporation; (ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by Arsanis or a subsidiary of Arsanis of all or substantially all the assets of Arsanis and the Arsanis subsidiaries taken as a whole (except in connection with a Transaction not constituting a change of control under clause (i) or where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of Arsanis); or (iii) the sale or transfer, in a single transaction or series of related transactions, by the stockholders of Arsanis of more than 50% by voting power of the then-outstanding Arsanis capital stock to any person or entity or group of affiliated persons or entities.

Letter Agreement for Dr. Christopher Stevens

Effective January 15, 2019, Dr. Stevens stepped down from his position as Chief Medical Officer of Arsanis. In connection with the termination of his employment, Dr. Stevens signed a letter agreement, dated January 15, 2019, which upon expiration of a revocation period replaced Dr. Stevens’s existing severance benefits as set forth in the retention bonus agreement, dated November 26, 2018, between Dr. Stevens and Arsanis and the amended and restated letter agreement, dated October 10, 2017, between Dr. Stevens and Arsanis. Under the January 2019 letter agreement, in exchange for, among other things, his general release of claims in favor of Arsanis, Dr. Stevens is entitled to severance benefits comprised of (i) a lump-sum payment of $494,000; (ii) COBRA premium benefits for up to 12 months; and (iii) the vesting in full of all unvested stock options then held by Dr. Stevens, which will remain exercisable for the period of time set forth in the applicable grant agreement. In addition, Arsanis agreed to waive Dr. Stevens’s post-employment non-competition obligations.

On July 20, 2016, Dr. Stevens received a grant of options to purchase 26,369 shares of Arsanis Common Stock with an exercise price of $9.39 per share. On June 19, 2017, Dr. Stevens received a grant of options to purchase 43,948 shares of Arsanis Common Stock with an exercise price of $4.00 per share. On March 7, 2018, Dr. Stevens received a grant of options to purchase 50,000 shares of Arsanis Common Stock with an exercise price of $17.34 per share. All unvested stock options held by Dr. Stevens vested in full upon his letter agreement becoming effective and irrevocable as of January 22, 2019.

Amended and Restated Letter Agreement and Retention Bonus Agreement for Dr. David Mantus

On November 26, 2018, Arsanis entered into a retention bonus agreement with Dr. David Mantus, Arsanis’s Chief Development Officer, which replaced Dr. Mantus’s existing severance benefits as set forth in the amended and restated letter agreement, dated October 10, 2017, between Dr. Mantus and Arsanis. Dr. Mantus remains eligible to receive payment from Arsanis for benefits continuation and any equity acceleration provided by his amended and restated letter agreement. Under his retention bonus agreement, Dr. Mantus is eligible for a retention bonus payment of $481,000 upon the earliest to occur of the following, subject to Dr. Mantus’s continued service with Arsanis on such date: (i) March 31, 2019, (ii) the closing of a “change of control” of

Arsanis (as defined in the retention bonus agreement and including the Merger), (iii) the termination of Dr. Mantus’s employment by Arsanis without “cause” (as defined in the retention bonus agreement and set forth below), or (iv) Dr. Mantus’s death. Dr. Mantus’s receipt of the retention bonus payment is conditioned upon his entering into a release of claims agreement in favor of Arsanis.

Except as expressly modified by the retention bonus agreement, Dr. Mantus’s amended and restated letter agreement remains in full force and effect. Dr. Mantus’s amended and restated letter agreement provides that the vesting of all equity awards granted to Dr. Mantus before the closing of Arsanis’s initial public offering on November 20, 2017 will accelerate in full upon a “change of control” of Arsanis (as defined in the amended and restated employment agreement and including the Merger). The amended and restated letter agreement also provides Dr. Mantus’s employment with Arsanis may be terminated at any time, with or without “cause” (as defined in the amended and restated letter agreement and set forth below) by either Dr. Mantus or Arsanis. If Arsanis terminates Dr. Mantus’s employment without cause or Dr. Mantus terminates his employment for “good reason” (as defined in the amended and restated letter agreement and set forth below), he will be entitled to COBRA premium benefits for up to 12 months. If Arsanis terminates Dr. Mantus’s employment without cause or Dr. Mantus terminates his employment for good reason within 12 months following a change of control of Arsanis, Dr. Mantus will be entitled to (i) COBRA premium benefits for up to 12 months; and (ii) vesting in full of all unvested stock options and other equity awards then held by him. The amended and restated letter agreement also provides for a limitation on payments under the agreement if limiting the payments would leave Dr. Mantus in a better net position than bearing the tax penalties under Section 280G of the Code.

On February 26, 2016, Dr. Mantus received a grant of options to purchase 14,649 shares of Arsanis Common Stock with an exercise price of $8.33 per share. On July 20, 2016, Dr. Mantus received a grant of options to purchase 11,719 shares of Arsanis Common Stock with an exercise price of $9.39 per share. On June 19, 2017, Dr. Mantus received a grant of options to purchase 43,949 shares of Arsanis Common Stock with an exercise price of $4.00 per share. Each of these option grants will vest in full upon the Closing.

On March 7, 2018, Dr. Mantus received a grant of options to purchase 50,000 shares of Arsanis Common Stock with an exercise price of $17.34 per share. If Arsanis terminates Dr. Mantus’s employment without cause or Dr. Mantus terminates his employment for good reason, each within 12 months following a change of control, these options will vest in full.

Pursuant to Dr. Mantus’s amended and restated letter agreement and retention bonus agreement:

The following, as determined by the Arsanis Board of Directors in its reasonable judgment, constitutes “cause” for termination: (i) the commission of, or indictment or conviction for, any felony, or any other crime involving dishonesty; (ii) participation in any fraud, deliberate and substantial misconduct, breach of duty of loyalty or breach of fiduciary duty against Arsanis; (iii) intentional and substantial damage to any property of Arsanis; (iv) failure of performance of Dr. Mantus’s duties (not attributable to sickness, disability or death) after reasonable written notice no later than 30 days following the occurrence of the failure and a 30-day opportunity to cure, provided, however, that such opportunity to cure shall only apply to any failure that the Arsanis Board of Directors, in its reasonable discretion, deems susceptible to cure; or (v) Dr. Mantus’s breach of any material provision of his amended and restated letter agreement, his Invention, Non-Competition, Non-Solicitation and Non-Disclosure Agreement, or any other agreement to which he and Arsanis are both parties, after reasonable written notice no later than 30 days following the occurrence of the breach and a 30-day opportunity to cure, provided, however, that such opportunity to cure shall only apply to any breach that the Arsanis Board of Directors, in its reasonable discretion, deems susceptible to cure, and that any breach by Dr. Mantus of his obligations of confidentiality or non-competition under his non-disclosure agreement shall be deemed not susceptible to cure.

“Change of control” means the first to occur of any of the following: (i) a merger or consolidation, business combination, acquisition or similar transaction (a “Transaction”) in which (A) Arsanis is a constituent party, or

(B) a subsidiary of Arsanis is a constituent party and Arsanis issues shares of Arsanis capital stock pursuant to such Transaction, except in the case of either clause (A) or (B) any such Transaction involving Arsanis or a subsidiary of Arsanis in which the beneficial owners of the shares of Arsanis capital stock outstanding immediately prior to such Transaction continue beneficially to own, immediately following such Transaction, at least a majority by voting power of the capital stock of (x) the surviving or resulting corporation or (y) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such Transaction, the parent corporation of such surviving or resulting corporation; (ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by Arsanis or a subsidiary of Arsanis of all or substantially all the assets of Arsanis and the Arsanis subsidiaries taken as a whole (except in connection with a Transaction not constituting a change of control under clause (i) or where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of Arsanis); or (iii) the sale or transfer, in a single transaction or series of related transactions, by the stockholders of Arsanis of more than 50% by voting power of the then-outstanding Arsanis capital stock to any person or entity or group of affiliated persons or entities.

Pursuant to Dr. Mantus’s amended and restated letter agreement:

The following, if occurring without Dr. Mantus’s consent, constitutes “good reason” for termination: (i) a material and adverse diminution of Dr. Mantus’s duties and responsibilities with Arsanis, provided that such change is not in connection with a termination of his employment relationship with Arsanis; (ii) a material diminution of Dr. Mantus’s then base salary, provided that such change is not in connection with a termination of his employment relationship with Arsanis; (iii) relocation of Dr. Mantus’s principal place of employment outside a 30 mile radius from Boston, Massachusetts, if such relocation increases his daily commuting distance; or (iv) a material breach by Arsanis of Dr. Mantus’s amended and restated letter agreement.

Letter Agreement for Dr. René Russo

In connection with Dr. Russo stepping down from her position as President and Chief Executive Officer of Arsanis, on November 26, 2018, Dr. Russo signed a letter agreement, which upon expiration of a release revocation period replaced Dr. Russo’s existing severance benefits as set forth in the amended and restated letter agreement, dated October 10, 2017, between Dr. Russo and Arsanis. Under the November 2018 letter agreement, in exchange for, among other things, her general release of claims in favor of Arsanis, Dr. Russo is entitled to severance benefits comprised of (i) a lump-sum payment of $1,046,250; (ii) COBRA premium benefits for up to 18 months; and (iii) the vesting in full of all unvested stock options then held by Dr. Russo. In addition, Arsanis agreed to extend the period during which Dr. Russo may exercise the stock options granted to her in June 2017 for up to two years following her separation date, and also agreed to waive Dr. Russo’s post-employment non-competition obligations.

On July 22, 2015, Dr. Russo received a grant of options to purchase 80,889 shares of Arsanis Common Stock with an exercise price of $8.20 per share. On July 20, 2016, Dr. Russo received a grant of options to purchase 47,757 shares of Arsanis Common Stock with an exercise price of $9.39 per share. On June 19, 2017, Dr. Russo received a grant of options to purchase 195,331 shares of Arsanis Common Stock with an exercise price of $4.00 per share. As described above, Dr. Russo will have the right to exercise this June 2017 option for a period of up to two-years following her separation date. On March 7, 2018, Dr. Russo received a grant of options to purchase 160,000 shares of Arsanis Common Stock with an exercise price of $17.34 per share. All unvested stock options held by Dr. Russo vested in full upon her letter agreement becoming effective and irrevocable.

Notwithstanding her stepping down as President and Chief Executive Officer of Arsanis, Dr. Russo’s equity awards will remain outstanding in accordance with their terms (subject to the provisions of her letter agreement described above) for so long as she continues to serve as a director of Arsanis and, following the consummation of the Merger, as a director of the combined organization.

Indemnification and Insurance

For a discussion of the indemnification and insurance provisions related to the Arsanis directors and officers under the Merger Agreement, please see the section titled “The Merger—Interests of the X4 Directors and Executive Officers in the Merger—Indemnification and Insurance.”

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Merger that may become payable to each of the Arsanis named executive officers, in accordance with SEC rules and as determined as of the end of Arsanis’s 2018 fiscal year. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section Arsanis uses this term to describe this Merger-related compensation payable to Arsanis’s named executive officers for fiscal year 2018, who are Arsanis’s current President, Chief Executive Officer and Chief Financial Officer; its Chief Development Officer; its former President and Chief Executive Officer; and its former Chief Medical Officer.

The table below summarizes the potential golden parachute compensation, if any, that each named executive officer received from Arsanis (in the case of Drs. Russo and Stevens) or could be entitled to receive from Arsanis (in the case of the other executive officers) if the Merger is completed. It is currently expected that Mr. Gray will not continue to be employed by Arsanis following the Closing and, accordingly, will be entitled to receive the severance and other benefits described above and below, which are contingent upon the occurrence of a qualifying termination of employment or other event. It is currently expected that Dr. Mantus will continue to be employed by Arsanis following the Closing; however, in the event of a qualifying termination of employment or other event, he will be entitled to the retention and other benefits described above and below. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Accordingly, the actual amounts, if any, to be received may differ in material respects from the amounts set forth below.

The amounts set forth below represent an estimate of each named executive officer’s golden parachute compensation, assuming the following:

•	that consummation of the Merger constitutes a change of control for purposes of the applicable compensation plan, arrangement or agreement;

•	that the Merger is consummated on February 28, 2019;

•

each named executive officer’s (with the exception of Dr. Russo’s and Dr. Stevens’s) employment is terminated by Arsanis (or any successor entity following a change of control) without “cause” or by the named executive officer with “good reason” immediately following the Merger; and

•

the value of the vesting acceleration of the named executive officers’ equity awards is calculated assuming a price per share of Arsanis Common Stock of $3.63, which represents the average closing market price of Arsanis’s securities over the first five business days following the first public announcement of the transaction.

	Golden Parachute Compensation(6)
	Cash(3)	Equity(4)	COBRA Benefits(5)	Total
Michael P. Gray	$1,046,250	$907,500	$35,815	$1,989,565
Christopher Stevens(1)	$494,000	$—	$29,178	$523,178
David Mantus	$481,000	$—	$23,877	$504,877
René Russo(2)	$1,046,250	$—	$—	$1,046,250

(1)

Dr. Stevens is Arsanis’s former Chief Medical Officer and is no longer an employee of Arsanis. See the section titled “The Merger—Merger-Related Compensation of Executive Officers—Letter Agreement for Dr. Christopher Stevens.”

(2)

Dr. Russo is Arsanis’s former Chief Executive Officer and is no longer an employee of Arsanis. See the section titled “The Merger—Merger-Related Compensation of Executive Officers—Letter Agreement for Dr. René Russo.”

(3)

The amounts in this column represent the total cash to be paid to each executive officer upon a termination of employment without “cause” or a termination for “good reason” (in the case of Mr. Gray and as defined above), upon the occurrence of certain events (in the case of Dr. Mantus, as described above), or upon the date their respective letter agreements became effective and irrevocable (in the case of Drs. Russo and Stevens, as described above). Mr. Gray would receive 18 months of base salary continuation ($675,000) and one and one-half times his full target annual bonus ($371,250). Dr. Stevens received his severance payment ($494,000). Dr. Mantus would receive his retention bonus payment ($481,000). Dr. Russo received her severance payment ($1,046,250).

(4)	The amounts in this column represent the value attributable to accelerated vesting of Arsanis equity awards as set forth below.

Stock Options. Amounts attributable to Arsanis stock options represent the value of accelerated vesting of in-the-money stock options, which will become vested in full as described above in “The Merger—Merger-Related Compensation of Executive Officers.” Based on the assumed stock price ($3.63), none of the stock options held by the named executive officers will be in-the-money.

Restricted Stock Awards. Amounts attributable to restricted Arsanis Common Stock for Mr. Gray represent the aggregate value of the accelerated vesting of his restricted stock award which would vest in full upon the Closing.

All unvested stock options held by Drs. Russo and Stevens vested in full upon their respective letter agreements becoming effective and irrevocable. Dr. Russo will have the right to exercise her June 29, 2017 option for 195,331 shares for a period of up to two years following her separation date. The stock options granted to Mr. Gray on each of July 20, 2016 and July 19, 2017 and the stock options granted to Dr. Mantus on each of February 26, 2016, July 20, 2016 and July 19, 2017 will vest in full upon the Closing. In addition, assuming a qualified termination of Mr. Gray and Dr. Mantus, immediately following the Closing, all remaining unvested stock options held by Mr. Gray and Dr. Mantus will vest in full upon such termination. Because none of the stock options held by the named executive officers are in-the-money assuming an Arsanis Common Stock price of $3.63, no value is attributed to the accelerated vesting of the options. However, options to purchase 97,665 shares (in the case of Mr. Gray) and 195,331 shares (in the case of Dr. Russo) of Arsanis Common Stock will be exercisable for a two-year period after a qualifying termination (in the case of Mr. Gray) or the separation date (in the case of Dr. Russo) and all other options held by the executive officers will be exercisable for three months following their applicable termination of service with Arsanis. Therefore, the payment each executive officer would receive as a result of the exercise of such options could vary significantly based on the price of Arsanis Common Stock on the date of exercise. All 250,000 unvested shares of restricted stock held by Mr. Gray will vest in full upon the Closing.

(5)

The amounts in this column represent COBRA premiums to which Mr. Gray and Dr. Mantus would be entitled upon a qualifying termination, and to which Drs. Russo and Stevens became entitled upon their respective letter agreements becoming effective and irrevocable, as described above. Mr. Gray would be entitled to up to 18 months of COBRA payments, Dr. Mantus would be entitled to up to 12 months of COBRA payments and Dr. Stevens is entitled to up to 12 months of COBRA payments. Dr. Russo is not expected to elect to receive COBRA benefits.

(6)	The named executive officers are not entitled to receive pension or non-qualified deferred compensation benefits or enhancements or any tax reimbursements in connection with the Merger.

Arsanis Employee Benefit Plans

2017 Equity Incentive Plan

The Arsanis 2017 Plan provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards and other stock-based or cash awards. All of Arsanis’s employees, non-employee directors and consultants are eligible participants under the Arsanis 2017 Plan. As of December 31, 2018, a total of 308,288 shares of Arsanis Common Stock were available for future issuance under the Arsanis 2017 Plan. The number of shares of common stock reserved for issuance under this plan will automatically increase on January 1 of each year, beginning on January 1, 2018 and continuing through January 1, 2027, in an amount equal to the lowest of 1,025,490 shares of Arsanis Common Stock, 4% of the number of shares of Arsanis Common Stock outstanding on January 1 of each year and an amount determined by the Arsanis Board of Directors.

The Arsanis 2017 Plan is administered by the Arsanis Board of Directors, which has delegated concurrent authority to administer the Arsanis 2017 Plan to Arsanis’s compensation committee, including for purposes of approving equity award grants to Arsanis’s named executive officers.

Effect of certain changes in capitalization.    Upon the occurrence of any stock split, reverse stock split (including the proposed Reverse Stock Split), stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event or any dividend or distribution to holders of Arsanis Common Stock other than an ordinary cash dividend, the Arsanis Board of Directors shall equitably adjust:

•	the number and class of securities available under the Arsanis 2017 Plan;

•	the share counting rules under the Arsanis 2017 Plan;

•	the number and class of securities and exercise price per share of each outstanding option;

•	the share and per-share provisions and the measurement price of each outstanding stock appreciation right;

•	the number of shares subject to, and the repurchase price per share subject to, each outstanding restricted stock award; and

•	the share and per-share related provisions and the purchase price, if any, of each other stock-based award.

Effect of certain corporate transactions.    Upon a merger or other reorganization event (as defined in the Arsanis 2017 Plan), the Arsanis Board of Directors may, on such terms as it determines (except to the extent specifically provided otherwise in an applicable award agreement or other agreement between the participant and Arsanis), take any one or more of, or a combination of, the following actions pursuant to the Arsanis 2017 Plan as to some or all outstanding awards, other than restricted stock awards:

•	provide that all outstanding awards shall be assumed, or substantially equivalent awards shall be substituted, by the acquiring or successor corporation (or an affiliate thereof);

•

upon written notice to a participant, provide that all of the participant’s unvested awards will be forfeited, and/or vested but unexercised awards will terminate, immediately prior to the consummation of such reorganization event unless exercised by the participant (to the extent then exercisable) within a specified period following the date of the notice;

•

provide that outstanding awards shall become exercisable, realizable or deliverable, or restrictions applicable to an award shall lapse, in whole or in part, prior to or upon such reorganization event;

•

in the event of a reorganization event pursuant to which holders of shares of Arsanis Common Stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to participants with respect to each award held by a participant equal to (1) the number of shares of Arsanis Common Stock subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (2) the excess, if any, of the cash payment for each share surrendered in the reorganization event over the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award; and/or

•

provide that, in connection with a liquidation or dissolution, awards shall convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings).

The Arsanis Board of Directors does not need to take the same action with respect to all awards, all awards held by a participant or all awards of the same type.

In the case of certain restricted stock units, no assumption or substitution is permitted, and the restricted stock units will instead be settled in accordance with the terms of the applicable restricted stock unit agreement.

Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights with respect to outstanding restricted stock awards will continue for the benefit of the successor company and will, unless the Arsanis Board of Directors may otherwise determine, apply to the cash, securities or other property into which shares of Arsanis Common Stock are converted or exchanged pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all restrictions and conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award or any other agreement between the participant and Arsanis.

At any time, the Arsanis Board of Directors may, in its sole discretion, provide that any award under the Arsanis 2017 Plan will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in whole or in part as the case may be.

No award may be granted under the Arsanis 2017 Plan on or after the date that is ten years following the effectiveness of the registration statement related to Arsanis’s initial public offering. The Arsanis Board of Directors may amend, suspend or terminate the Arsanis 2017 Plan at any time, except that stockholder approval may be required to comply with applicable law or stock market requirements.

2017 Employee Stock Purchase Plan

Arsanis’s 2017 ESPP provides participating employees with the opportunity to purchase shares of Arsanis Common Stock at defined purchase prices over six month offering periods. A total of 219,748 shares were initially reserved for issuance under the 2017 ESPP. The number of shares of Arsanis Common Stock reserved for issuance under this plan will automatically increase on January 1 of each year, beginning on January 1, 2019 and continuing through January 1, 2029, in an amount equal to the lowest of 512,745 shares of Arsanis Common Stock, 2% of the number of shares of Arsanis Common Stock outstanding on January 1 of each year and an amount determined by the Arsanis Board of Directors.

All of Arsanis’s employees or employees of any designated subsidiary, as defined in the 2017 ESPP, are eligible to participate in the 2017 ESPP, provided that:

•	such person is customarily employed by Arsanis or a designated subsidiary for more than 20 hours a week and for more than five months in a calendar year;

•	such person has been employed by Arsanis or by a designated subsidiary for at least six months prior to enrolling in the 2017 ESPP; and

•	such person was Arsanis’s employee or an employee of a designated subsidiary on the first day of the applicable offering period under the 2017 ESPP.

No employee may purchase shares of Arsanis Common Stock under the 2017 ESPP and any other employee stock purchase plans of Arsanis in excess of $25,000 of the fair market value of the Arsanis Common Stock (as of the date of the option grant) in any calendar year. In addition, no employee may purchase shares of Arsanis Common Stock under the 2017 ESPP that would result in the employee owning 5% or more of the total combined voting power or value of Arsanis’s stock or the stock of any of Arsanis’s subsidiaries.

Each offering to Arsanis’s eligible employees to purchase stock under the 2017 ESPP begins at such time as the Arsanis Board of Directors may determine, and consists of a six-month offering period during which payroll deductions will be made and held for the purchase of Arsanis Common Stock at the end of the offering period. The Arsanis Board of Directors (or a committee designated by the Arsanis Board of Directors) may, at their discretion, choose a different period of not more than 12 months for offerings.

On the commencement date of each offering period, each eligible employee may authorize up to a maximum of 15% of his or her compensation to be deducted by Arsanis during the offering period. Each employee who continues to be a participant in the 2017 ESPP on the last business day of the offering period will be deemed to have exercised an option to purchase from Arsanis the number of whole shares of Arsanis Common Stock that his or her accumulated payroll deductions on such date will pay for, not in excess of the maximum numbers set forth above. Under the terms of the 2017 ESPP, the purchase price shall be determined by the Arsanis Board of Directors for each offering period and will be at least 85% of the applicable closing price of the Arsanis Common Stock. If the Arsanis Board of Directors does not make a determination of the purchase price, the purchase price will be 85% of the lesser of the closing price of the Arsanis Common Stock on the first business day of the offering period or on the last business day of the offering period.

An employee who is not a participant on the last day of the offering period is not entitled to purchase shares under the 2017 ESPP, and the employee’s accumulated payroll deductions will be refunded. An employee’s rights under the 2017 ESPP terminate upon voluntary withdrawal from an offering under the 2017 ESPP at any time, or when the employee ceases employment for any reason.

Arsanis will be required to make equitable adjustments to the number and class of securities available under the 2017 ESPP, the share limitations under the 2017 ESPP, and the purchase price for an offering period under the 2017 ESPP to reflect stock splits, reverse stock splits (including the proposed Reverse Stock Split), stock dividends, recapitalizations, combinations of shares, reclassifications of shares, spin-offs and other similar changes in capitalization or events or any dividends or distributions to holders of Arsanis Common Stock other than ordinary cash dividends.

In connection with a reorganization event, as defined in the 2017 ESPP, the Arsanis Board of Directors (or a committee thereof) may take any one or more of the following actions as to outstanding options to purchase shares of Arsanis Common Stock under the 2017 ESPP on such terms as the Arsanis Board of Directors or committee determines:

•	provide that options shall be assumed, or substantially equivalent options shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);

•

upon written notice to employees, provide that all outstanding options will be terminated immediately prior to the consummation of such reorganization event and that all such outstanding options will become exercisable to the extent of accumulated payroll deductions as of a date specified by the Arsanis Board of Directors or committee in such notice, which date shall not be less than ten days preceding the effective date of the reorganization event;

•

upon written notice to employees, provide that all outstanding options will be cancelled as of a date prior to the effective date of the reorganization event and that all accumulated payroll deductions will be returned to participating employees on such date;

•

in the event of a reorganization event under the terms of which holders of Arsanis Common Stock will receive upon consummation thereof a cash payment for each share surrendered in the reorganization event, change the last day of the offering period to be the date of the consummation of the reorganization event and make or provide for a cash payment to each employee equal to (1) the cash payment for each share surrendered in the reorganization event times the number of shares of Arsanis Common Stock that the employee’s accumulated payroll deductions as of immediately prior to the reorganization event could purchase at the applicable purchase price, where the acquisition price is treated as the fair market value of the Arsanis Common Stock on the last day of the applicable offering period for purposes of determining the purchase price and where the number of shares that could be purchased is subject to the applicable limitations under the 2017 ESPP minus (2) the result of multiplying such number of shares by the purchase price; and/or

•	provide that, in connection with Arsanis’s liquidation or dissolution, options shall convert into the right to receive liquidation proceeds (net of the purchase price thereof).

The Arsanis Board of Directors may at any time, and from time to time, amend or suspend the 2017 ESPP or any portion thereof. Arsanis will obtain stockholder approval for any amendment if such approval is required by Section 423 of the Code. Further, the Arsanis Board of Directors may not make any amendment that would cause the 2017 ESPP to fail to comply with Section 423 of the Code. The 2017 ESPP may be terminated at any time by the Arsanis Board of Directors. Upon termination, Arsanis will refund all amounts in the accounts of participating employees. The Arsanis Board of Directors suspended the 2017 ESPP following completion of the offering period ended on December 14, 2018 and will resume offerings under the 2017 ESPP at such time as the Arsanis Board of Directors determines in its discretion.

Interests of the X4 Directors and Executive Officers in the Merger

In considering the recommendation of the X4 Board of Directors with respect to approving the Merger, X4 Stockholders should be aware that certain members of the X4 Board of Directors and executive officers of X4 have interests in the Merger that may be different from, or in addition to, interests they have as X4 Stockholders. All of X4’s executive officers and directors have options, subject to vesting, to purchase shares of X4 Common Stock that will be converted into and become options to purchase shares of Arsanis Common Stock. Certain of X4’s directors and executive officers are expected to become directors and executive officers of the combined organization upon the Closing and all of X4’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.

Ownership Interests

Certain of X4’s directors and executive officers currently hold shares of X4 Common Stock and X4 Preferred Stock. The table below sets forth the anticipated ownership of X4 Common Stock and X4 Preferred Stock by X4’s directors and executive officers immediately prior to the Closing based on their ownership of X4 Common Stock and X4 Preferred Stock as of December 31, 2018.

Directors and Executive Officers	Number of Shares of X4 Common Stock Held Immediately Prior to the Closing		Number of Shares of X4 Preferred Stock Held Immediately Prior to the Closing
Paula Ragan, Ph.D.	1,870,000		38,451	(1)
Michael S. Wyzga	—		—
Gary J. Bridger, Ph.D.	—		—
Isaac Blech	—		—
Michael Gilman, Ph.D.	230,000	(2)	36,411	(3)
Alan E. Walts, Ph.D.	320,000		—
Adam S. Mostafa	—		—

(1)	Consists of 38,451 shares of X4 Series Seed preferred stock.
(2)	Consists of 230,000 shares of X4 Common Stock held by the Michael Gilman Irrevocable Trust of 2016 (the “Gilman Trust”), for which Dr. Gilman’s wife serves as a trustee.
(3)	Consists of 36,411 shares of X4 Series Seed preferred stock held by the Gilman Trust.

Treatment of X4 Options

Under the Merger Agreement, at the Effective Time, each X4 option outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested, shall be assumed by Arsanis and become an option to purchase that number of shares of Arsanis Common Stock equal to the product obtained by multiplying (i) the number of shares of X4 Common Stock that were subject to such X4 option immediately prior to the Effective Time by (ii) the Common Stock Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Arsanis Common Stock.

The following table presents certain information concerning the outstanding X4 Options held by X4’s directors and executive officers as of December 31, 2018:

Optionholder Name	Grant Date	Expiration Date	Exercise Price ($)	Number of Shares of X4 Common Stock Underlying Option as of December 31, 2018	Number Shares of X4 Common Stock Underlying Option Vested as of December 31, 2018
Paula Ragan, Ph.D.	1/19/2016	1/18/2026	0.65	1,059,935	1,059,935
	1/24/2017	1/23/2027	0.65	688,500	329,906
	1/31/2018	1/30/2028	0.67	843,496	—
Michael S. Wyzga	8/22/2018	8/21/2028	0.99	740,000	—
Gary J. Bridger, Ph.D.	10/4/2018	10/3/2028	0.99	226,983	—
Isaac Blech	12/15/2015	12/14/2025	0.65	744,967	744,967
Michael Gilman, Ph.D.	1/19/2016	1/18/2026	0.65	70,000	51,041
	1/19/2016	1/18/2026	0.65	8,000	8,000
	8/22/2018	8/21/2028	0.99	148,983	—
Alan E. Walts, Ph.D.	1/19/2016	1/18/2026	0.65	70,000	51,041
	8/22/2018	8/21/2028	0.99	156,983	—
Adam S. Mostafa	10/4/2018	10/3/2028	0.99	659,067	—

Management Following the Merger

As described elsewhere in this proxy statement/prospectus/information statement, including in the section titled “Management Following the Merger,” certain of X4’s directors and executive officers are expected to become the directors and executive officers of Arsanis effective upon the Effective Time of the Merger.

Indemnification and Insurance

Under the Merger Agreement and subject to applicable law, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Arsanis and the corporation surviving the Merger between X4 and Merger Sub (the “Surviving Corporation”) shall, jointly and severally, indemnify and hold harmless each person who was, as of the date of the Merger Agreement (November 26, 2018), or has been at any time prior to such date, or who becomes prior to the Effective Time, a director or officer of Arsanis, X4 or any of their respective subsidiaries against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director, officer, employee or agent of Arsanis, X4, or any of their respective subsidiaries (or, while a director or officer of Arsanis, X4 or any of their respective subsidiaries, is or was serving at the request of Arsanis, X4 or any of their respective subsidiaries as a director, officer, employee or agent of another person), whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted by applicable law. Subject to applicable law, each such director and officer will be entitled to advancement of expenses (including attorneys’ fees) incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Arsanis and the Surviving Corporation following receipt by Arsanis or the Surviving Corporation from such indemnified person of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking, to the extent then required by the DGCL or the applicable governing document of Arsanis or the Surviving Corporation, as applicable, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

Further, pursuant to the Merger Agreement, for a period of six years following the Closing, the provisions of the Surviving Corporation’s certificate of incorporation and bylaws will contain provisions at least as favorable as the provisions relating to the indemnification, advancement of expenses and elimination of liability for monetary damages set forth in the certificate of incorporation and bylaws of X4 and Arsanis, each as amended and restated, immediately before the Effective Time.

Pursuant to the Merger Agreement, Arsanis agreed to either (A) maintain in effect for six years after the Closing, Arsanis’s existing directors’ and officers’ insurance policies in place as of the date of the Merger Agreement (November 26, 2018), or (B) prior to the Closing, purchase a six-year “tail” policy under its own existing directors’ and officers’ liability insurance policy, with an effective date as of the Closing (provided, that Arsanis may substitute therefor a policy of at least the same coverage containing terms and conditions that are not less favorable in any material respect). In no event, however, will Arsanis be required to expend for an annual premium for such policies more than an amount equal to 200% of the annual premiums paid by Arsanis for such insurance as of the date of the Merger Agreement. During the term of the “tail” policy, however, neither Arsanis nor the Surviving Corporation may take any action following the Closing to cause such “tail” policy to be cancelled or any of its provisions to be amended or waived in any manner that would adversely affect in any material respect the rights of their former and current officers and directors, their heirs or representatives.

From and after the Effective Time, Arsanis agreed to pay all expenses, including reasonable attorneys’ fees, that may be incurred by indemnified persons in connection with their successful enforcement of the rights provided to such persons in the Merger Agreement. All rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing in favor of the current or former directors, officers or employees, as the case may be, of Arsanis, X4 or any of their respective subsidiaries as provided in their respective certificates of incorporation or by-laws or other organization documents or in any agreement in existence immediately before the Effective Time, will survive the Merger and continue in full force and effect. The director and officer indemnification provisions of the Merger Agreement are intended to be in addition to the rights otherwise available to the current and former officers and directors of Arsanis and X4 by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and will be enforceable by, each of such indemnified persons, their heirs and their representatives.

In the event Arsanis or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Arsanis or the Surviving Corporation, as the case may be, will succeed to the indemnification obligations set forth in the Merger Agreement. Arsanis will cause the Surviving Corporation to perform all of the director and officer indemnification obligations of the Surviving Corporation under the Merger Agreement.

Limitations of Liability and Indemnification

Arsanis’s restated certificate of incorporation limits the personal liability of the Arsanis Board of Directors for breach of fiduciary duty to the maximum extent permitted by the DGCL, and provides that no director will have personal liability to Arsanis or to its stockholders for monetary damages for breach of fiduciary duty as a director. However, these provisions do not eliminate or limit the liability of any director serving on the Arsanis Board of Directors:

•	for any breach of the director’s duty of loyalty to Arsanis or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for voting for or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of directors will be further limited to the greatest extent permitted by the DGCL.

In addition, Arsanis’s restated certificate of incorporation provides that Arsanis must indemnify its directors and officers and must advance expenses, including attorneys’ fees, to the Arsanis directors and officers in connection with legal proceedings, subject to very limited exceptions.

Arsanis maintains a general liability insurance policy that covers specified liabilities of the Arsanis directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, Arsanis has entered into indemnification agreements with the Arsanis directors and executive officers. These indemnification agreements may require Arsanis, among other things, to indemnify each such executive officer or director for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him or her in any action or proceeding arising out of his or her service as one of Arsanis’s executive officers or directors.

Some of Arsanis’s non-employee directors may, through their relationships with their employers, be insured or indemnified against specified liabilities incurred in their capacities as members of the Arsanis Board of Directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling Arsanis, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Form of the Merger

The Merger Agreement provides that at the Effective Time, Merger Sub will be merged with and into X4 and X4 will continue as the Surviving Corporation and will be a wholly owned subsidiary of Arsanis.

After completion of the Merger, assuming Proposal No. 3 is approved by Arsanis Stockholders at the Special Meeting, Arsanis will be renamed “X4 Pharmaceuticals, Inc.” and expects to trade on the Nasdaq Global Market under the symbol “XFOR.”

Merger Consideration and Adjustment

At the Effective Time:

•

each share of X4 Common Stock outstanding immediately prior to the Effective Time (excluding any shares of X4 Common Stock held as treasury stock and any dissenting shares) will automatically be converted solely into the right to receive a number of shares of Arsanis Common Stock equal to the Common Stock Exchange Ratio;

•

each share of X4 Preferred Stock outstanding immediately prior to the Effective Time (excluding any shares of X4 Preferred Stock held as treasury stock and any dissenting shares) will automatically be converted solely into the right to receive a number of shares of Arsanis Common Stock equal to the Preferred Stock Exchange Ratio;

•

each X4 Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be assumed by Arsanis and will become an option to purchase solely that number of shares of Arsanis Common Stock equal to the product obtained by multiplying (i) the number of shares of X4 Common Stock that were subject to such X4 Option immediately prior to the Effective Time by (ii) the Common Stock Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Arsanis Common Stock. The per share exercise price for Arsanis Common Stock issuable upon exercise of each X4 Option assumed by Arsanis shall be determined by dividing (a) the per share exercise price of X4 Common Stock subject to such X4 Option, as in effect immediately prior to the Effective Time, by (b) the Common Stock Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any X4 Option assumed by Arsanis will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such X4 Option shall otherwise remain unchanged;

•

the X4 Plan will be assumed by Arsanis such that stock options and other equity-based awards may be issued with respect to the shares available for grant thereunder as of immediately prior to the Effective Time (subject to appropriate adjustment for the Common Stock Exchange Ratio) in respect of Arsanis Common Stock and such equity-based awards may be issued under the X4 Plan or an Arsanis stock plan; and

•

each X4 Warrant that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into and become a warrant to purchase (and Arsanis shall assume each such X4 Warrant in accordance with its terms) solely that number of shares of Arsanis Common Stock equal to the product obtained by multiplying (i) the number of shares of X4 Common Stock or X4 Preferred Stock, as the case may be, that were subject to such X4 Warrant immediately prior to the Effective Time by (ii) the Common Stock Exchange Ratio or Preferred Stock Exchange Ratio, as the case may be, and rounding the resulting number down to the nearest whole number of shares of Arsanis Common Stock. The per share exercise price for Arsanis Common Stock issuable upon exercise of each X4 Warrant assumed by Arsanis shall be determined by dividing (a) the per share exercise price of X4 Common Stock or X4 Preferred Stock, as the case may be, subject to such X4 Warrant, as in effect immediately prior to the Effective Time, by (b) the Common Stock Exchange Ratio or Preferred Stock Exchange Ratio, as the case may be, and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any X4 Warrant assumed by Arsanis will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such X4 Warrant shall otherwise remain unchanged.

As of the date of the execution of the Merger Agreement, it was estimated that as a result of the Merger and based solely on the sample Common Stock Exchange Ratio and Preferred Stock Exchange Ratio of 0.5948, current X4 Securityholders would own, or hold rights to acquire, in the aggregate approximately 69.7% of the Fully Diluted Closing Arsanis Common Stock and current Arsanis Securityholders (excluding for this purpose certain out-of-the-money Arsanis Options and Arsanis Warrants) would own in the aggregate approximately 30.3% of the Fully Diluted Closing Arsanis Common Stock and, in each case, following the Effective Time and subject to adjustment of the Exchange Ratios. The initial estimate of the Common Stock Exchange Ratio set forth below assumed (i) that Arsanis would have $20.0 million in net cash on the business day immediately prior to the Closing, (ii) Arsanis outstanding shares and options as of the Closing would be equal to 15,116,966 (on a pre-reverse stock split basis and excluding for this purpose certain out-of-the-money Arsanis Options) and (iii) X4 shares as of the Closing would be equal to 58,456,701 (on a fully diluted, as-converted basis).

The Exchange Ratios are calculated using a formula intended to allocate a percentage of the combined organization to existing X4 Securityholders. Based on the assumptions described above, the Common Stock

Exchange Ratio would have been equal to approximately 0.5948 shares of Arsanis Common Stock for each share of X4 Common Stock, which Common Stock Exchange Ratio is subject to change based on changes in Arsanis’s net cash balance on the business day prior to the Closing and the capitalization of Arsanis or X4 immediately prior to the Closing (and as a result, Arsanis Securityholders and X4 Securityholders could own more or less of the combined organization). The Preferred Stock Exchange Ratio is equal to the Common Stock Exchange Ratio multiplied by the number of shares of X4 Common Stock into which each share of X4 Preferred Stock is convertible immediately prior to the Effective Time. Arsanis currently estimates, assuming for this purpose a closing date of February 28, 2019, that (i) it will have approximately $23.9 million in net cash on the business day prior to the Closing, (ii) Arsanis outstanding shares and options as of the Closing will be equal to 15,123,802 (on a pre-reverse stock split basis and excluding for this purpose certain out-of-the-money Arsanis Options) and (iii) the X4 shares as of the Closing on a fully diluted and as-converted basis will be equal to 58,364,200. Accordingly, it is currently estimated that the Common Stock Exchange Ratio at Closing will be approximately 0.5529 and, because each share of X4 Preferred Stock is convertible into one share of X4 Common Stock, the Preferred Stock Exchange Ratio is expected to be equal to the Common Stock Exchange Ratio. Based solely on such Common Stock Exchange Ratio and Preferred Stock Exchange Ratio, at Closing: (a) X4 Securityholders as of immediately prior to the Merger will own approximately 68.1% of the Fully Diluted Closing Arsanis Common Stock (as defined below), and (b) the Arsanis Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money Arsanis Options and Arsanis Warrants) will own approximately 31.9% of the Fully Diluted Closing Arsanis Common Stock, in each case, subject to adjustment of the Exchange Ratios as set forth in the Merger Agreement and described herein.

There will be an aggregate of approximately 2.4 million shares available for issuance under the Arsanis 2017 Plan, the 2017 ESPP and the X4 Plan as of immediately prior to the Merger, subject to adjustment of the Exchange Ratios as set forth in the Merger Agreement and described herein.

The Common Stock Exchange Ratio formula is the quotient obtained by dividing the number of X4 merger shares (defined below) by the X4 outstanding shares (defined below), where (in each case subject to the terms of the Merger Agreement):

•	X4 merger shares is the product determined by multiplying (i) the post-closing Arsanis shares by (ii) the X4 allocation percentage;

•

X4 outstanding shares is the total number of shares of X4 Capital Stock outstanding immediately prior to the Effective Time expressed on a fully diluted and as-converted to X4 Common Stock basis and assuming, without limitation or duplication, (i) the exercise of all X4 Options and X4 Warrants outstanding as of immediately prior to the Effective Time and (ii) the issuance of shares of Arsanis Common Stock in respect of all other options, warrants or rights to receive such shares that will be outstanding immediately after the Effective Time;

•	post-closing Arsanis shares is the quotient determined by dividing (i) the Arsanis outstanding shares by (ii) the Arsanis allocation percentage;

•

Arsanis outstanding shares is the total number of shares of Arsanis Common Stock outstanding immediately prior to the Effective Time, expressed on an as-converted to Arsanis Common Stock basis, and assuming the issuance of restricted stock and exercise of options with respect to a total of approximately 550,000 shares of Arsanis Common Stock currently outstanding;

•	X4 allocation percentage is the quotient determined by dividing (i) the X4 valuation by (ii) the aggregate valuation;

•	Arsanis allocation percentage is the quotient determined by dividing (i) the Arsanis valuation by (ii) the aggregate valuation;

•	X4 valuation is $115.0 million;

•	Aggregate valuation is the sum of (i) the X4 valuation and (ii) the Arsanis valuation; and

•

Arsanis valuation is $50.0 million, provided that Arsanis’s net cash (as defined in the Merger Agreement) on the business day prior to the Closing is $20.0 million; however, if Arsanis’s net cash is then in excess of $20.0 million, then the Arsanis valuation shall be increased dollar-for-dollar by the amount equal to the Arsanis net cash minus $20.0 million; and if Arsanis’s net cash is then less than $20.0 million, then the Arsanis valuation shall be decreased dollar for dollar by an amount equal to $20.0 million minus Arsanis’s net cash. Arsanis currently estimates that it will have approximately $23.9 million in net cash on the business day immediately prior to the consummation of the Merger, assuming for this purpose a closing date of February 28, 2019.

Examples

For illustrative purposes only, the examples presented below calculate the Exchange Ratio under various Arsanis net cash scenarios. These examples have assumed: (i) the Effective Time occurs on February 28, 2019, (ii) Arsanis outstanding shares at the Effective Time is equal to 15,123,802, and (iii) X4 shares at the Effective Time is equal to 58,364,200 (on a fully diluted, as-converted basis).

Net Cash	Exchange Ratio	Post-Merger Ownership by Arsanis Securityholders	Post-Merger Ownership by X4 Securityholders
$17,000,000.00	0.6340	29.0%	71.0%
$18,000,000.00	0.6208	29.4%	70.6%
$19,000,000.00	0.6082	29.9%	70.1%
$20,000,000.00	0.5960	30.3%	69.7%
$21,000,000.00	0.5843	30.7%	69.3%
$22,000,000.00	0.5731	31.1%	68.9%
$23,000,000.00	0.5623	31.5%	68.5%
$24,000,000.00	0.5518	31.9%	68.1%
$25,000,000.00	0.5418	32.3%	67.7%
$26,000,000.00	0.5321	32.7%	67.3%
$27,000,000.00	0.5228	33.1%	66.9%
$28,000,000.00	0.5138	33.5%	66.5%
$29,000,000.00	0.5051	33.9%	66.1%
$30,000,000.00	0.4967	34.3%	65.7%

For each $1.0 million increase (decrease) in Arsanis net cash, the post-merger ownership of Arsanis Securityholders increases (decreases) by approximately 0.4% and the post-merger ownership of X4 Securityholders decreases (increases) by approximately 0.4%.

The Merger Agreement does not include a stock price-based termination right, and there will be no adjustment to the total number of shares of Arsanis Common Stock that X4 Stockholders will be entitled to receive for changes in the market price of Arsanis Common Stock. Accordingly, the market value of the shares of Arsanis Common Stock issued pursuant to the Merger Agreement will depend on the market value of the shares of Arsanis Common Stock at Closing and could vary significantly from the market value of Arsanis Common Stock on the date of this proxy statement/prospectus/information statement.

No fractional shares of Arsanis Common Stock will be issuable pursuant to the Merger Agreement to X4 Stockholders. Instead, each X4 Stockholder who would otherwise be entitled to receive a fraction of a share of Arsanis Common Stock (after aggregating all fractional shares of Arsanis Common Stock issuable to such holder), will be entitled to receive a cash payment rounded to the nearest cent in an amount determined by multiplying the average closing price per share of Arsanis Common Stock on the Nasdaq Capital Market on the ten consecutive trading days prior to the day of the Closing by the fraction of a share of Arsanis Common Stock to which such holder would otherwise be entitled.

Determination of Arsanis’s Net Cash

The Merger Agreement includes a condition to X4’s obligation to close the Merger that requires Arsanis to have a minimum of $19.0 million in net cash on the business day immediately prior to the Closing (as calculated pursuant to the terms of the Merger Agreement). The Closing could be delayed if X4 and Arsanis are not able to agree upon the amount of Arsanis’s net cash as of Arsanis’s cash determination date.

Pursuant to the terms of the Merger Agreement, Arsanis’s “net cash” means, as of the cash determination time, the sum of (without duplication) the following:

•

Arsanis’s unrestricted cash and cash equivalents, determined in a manner consistent with the manner in which such items were historically determined and in accordance with GAAP and Arsanis’s audited financial statements and unaudited interim balance sheet (it being understood that any outstanding letters of credit shall constitute unrestricted cash and cash equivalents);

plus the sum of (without duplication) the following:

•	any amounts payable to Arsanis without contingency within nine (9) months after the closing date pursuant to the term sheet referenced on a certain disclosure schedule;

•

any reimbursements to which Arsanis is entitled from the Austrian government without contingency within twelve (12) months after the closing date for qualifying research and development expenses incurred by a subsidiary of Arsanis in 2018;

•	any reduction in future financial obligations by Arsanis of amounts owed pursuant to a certain lease in Vienna, Austria, whether by assignment or sublet or otherwise; and

•	any amounts payable to Arsanis without contingency within six (6) months after the closing date for sale of equipment at the facility leased under that certain lease in Vienna, Austria;

minus the sum of (without duplication) the following:

•

Arsanis’s accounts payable and accrued expenses (other than certain accrued transaction expenses), Arsanis’s and its subsidiaries’ other liabilities (short term and long term), in each case determined in a manner consistent with the manner in which such items were historically determined and in accordance with GAAP and Arsanis’s audited financial statements and unaudited interim balance sheet;

•

without regard to treatment in Arsanis’s financial statements, any amounts (other than certain transaction expenses) that are then owed and payable to current or former employees, officers, directors, consultants, service providers or other persons pursuant to any indemnification, contribution, reimbursement obligations or similar commitments (whether under an indemnification agreement or otherwise);

•	any unpaid transaction expenses;

•

any notice, termination or consent payments, fines or other payments to be made by Arsanis in order to terminate any existing contract to which Arsanis is a party (assuming in each case that Arsanis has provided any required notice under the applicable contract);

•

unpaid amounts owed or which become owing (or otherwise payable) to Adimab LLC pursuant to that certain Collaboration Agreement by and between Arsanis and Adimab LLC dated May 1, 2011, as amended, solely as a result of consummation of the Merger;

•	unpaid indebtedness, other than up to €8.505 million (Euros) of unpaid indebtedness outstanding under Arsanis’s existing funding agreements with Österreichische Forschungsförderungsgesellschaft mbH;

•	outstanding lease obligations agreed to be equal to $200,000; and

•	all accrued and unpaid taxes of Arsanis and its subsidiaries (estimated with respect to current tax liabilities) and all tax liabilities attributable to Arsanis’s transaction expenses.

Arsanis’s net cash balance is subject to numerous factors, many of which are outside of Arsanis’s control. Additionally, if Arsanis’s net cash the business day prior to the closing date is less than $19.0 million, based on the manner of calculating net cash pursuant to the Merger Agreement, Arsanis would be unable to satisfy a closing condition for the Merger, and X4 could elect to terminate the Merger Agreement or waive the condition. The actual amount of net cash will depend significantly on the timing of the Closing. Furthermore, the Exchange Ratios at the Closing will be subject to change to the extent that Arsanis’s net cash on the business day immediately prior to the Closing is greater or less than $20.0 million (and as a result, Arsanis Stockholders and X4 Stockholders could own more or less of the combined organization), as described under “The Merger Agreement—Merger Consideration.” Arsanis currently estimates that it will have approximately $23.9 million in net cash on the business day immediately prior to the consummation of the Merger, assuming for this purpose a closing date of February 28, 2019.

Procedures for Exchanging X4 Stock Certificates

As soon as reasonably practicable after the Effective Time, the Exchange Agent (as defined in the Merger Agreement) will mail to each holder of record of X4 Capital Stock that was converted into the right to receive merger consideration a letter of transmittal in a customary form and instructions for use in effecting the surrender of the record holder’s stock certificates in exchange for the shares of Arsanis Common Stock. Upon proper surrender of X4 stock certificates together with a properly completed and duly executed letter of transmittal and such other documents as may be reasonably required by Arsanis and the Exchange Agent, the holder of such X4 stock certificates will be entitled to receive a stock certificate or book entry account representing the number of whole shares of Arsanis Common Stock issuable to such holder pursuant to the Merger Agreement and cash in lieu of any fractional share of Arsanis Common Stock issuable to such holder and any dividends or distributions then payable to such holder pursuant to the Merger Agreement. The surrendered certificates representing X4 Capital Stock will be cancelled.

In the event of a transfer of ownership of X4 Capital Stock that is not registered in the transfer records of X4, a certificate representing the proper number of whole shares of Arsanis Common Stock plus cash in lieu of fractional shares and any dividends or distributions then payable may be issued or paid to a person other than the person in whose name the surrendered X4 stock certificate is registered, only if such certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. From and after the Effective Time, each certificate representing shares of X4 Capital Stock that has not been surrendered will represent only the right to receive shares of Arsanis Common Stock issuable pursuant to the Merger Agreement and cash in lieu of any fractional share of Arsanis Common Stock issuable to such holder and any dividends or distributions then payable to such holder pursuant to the Merger Agreement.

Any holder or former holder of X4 Capital Stock may be subject to withholding under the Code, or under another provision of state, local or foreign tax law. To the extent such amounts are withheld they will be treated as having been paid to the person to whom such amounts would otherwise have been paid.

HOLDERS OF X4 CAPITAL STOCK SHOULD NOT SEND IN THEIR X4 STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF X4 STOCK CERTIFICATES.

Effective Time of the Merger

The Merger Agreement requires the parties to consummate the Merger as promptly as practicable (and in any event within two business days unless any conditions remain unsatisfied or unwaived) after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the X4 Stockholders and the approval by the Arsanis Stockholders of the issuance of Arsanis Common Stock and the other transactions proposed under the Merger Agreement, other than those conditions that by their nature are to be satisfied at the Closing. The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Arsanis and X4 and specified in the certificate of merger. Neither Arsanis nor X4 can predict the exact timing of the consummation of the Merger.

Regulatory Approvals

In the United States, Arsanis must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Arsanis Common Stock and the filing of this proxy statement/prospectus/information statement with the SEC.

Tax Treatment of the Merger

Arsanis and X4 intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Arsanis and X4 each will use its commercially reasonable efforts to cause the Merger to qualify, and have agreed not to, and not to permit or cause any affiliate or any subsidiary of Arsanis or X4 to, take any action which to its knowledge could reasonably be expected to prevent or impede the Merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a general discussion of material U.S. federal income tax consequences of the Merger that are applicable to U.S. holders (as defined below) of X4 Capital Stock who exchange shares of X4 Capital Stock for shares of Arsanis Common Stock in the Merger and hold their shares as capital assets. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to particular U.S. holders in light of their particular circumstances. This discussion does not address special tax rules applicable to particular U.S. Holders, such as: dealers in securities or foreign currencies; banks; insurance companies; financial institutions; mutual funds; real estate investment trusts; regulated investment companies; tax-exempt organizations; pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein); persons who are not U.S. holders (as defined below); stockholders who are subject to the alternative minimum tax provisions of the Code; persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction, or other integrated transaction; persons that have a functional currency other than the U.S. dollar; traders in securities who elect to apply a mark-to-market method of accounting; persons who hold shares of X4 Capital Stock that may constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code; persons who acquired their shares of stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code; persons who acquired their shares of stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and certain expatriates or former citizens or long-term residents of the United States. X4 Stockholders subject to special tax rules that are described in this paragraph are urged to consult their own tax advisors regarding the consequences to them of the Merger.

If an entity that is treated as a partnership for U.S. federal income tax purposes holds X4 Capital Stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partners of partnerships or other pass-through entities holding shares of X4 Capital Stock should consult their tax advisors regarding the tax consequences of the Merger.

This discussion does not address the tax consequences to X4 Stockholders under any state, local or foreign tax laws or the U.S. federal estate or gift, Medicare net investment income, or alternative minimum tax provisions of the Code. It also does not discuss the tax consequences of transactions occurring prior to, concurrently with or after the Merger (whether or not such transactions are undertaken in connection with the Merger), including, without limitation, the exercise of stock options or warrants in anticipation of the Merger. No ruling from the Internal Revenue Service (the “IRS”), has been or will be requested in connection with the Merger and X4 Stockholders should be aware that the IRS could adopt a position which could be sustained by a court contrary to that set forth in this discussion.

This summary is based upon current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, and current administrative rulings and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations or change. Any change, which may be retroactive, could alter the tax consequences to X4 Stockholders as described in this summary.

Definition of “U.S. Holder”

For purposes of this discussion, a “U.S. holder” is a beneficial owner of X4 Capital Stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or any other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•

a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) are authorized or have the authority to control all substantial decisions of such trust, or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person under applicable U.S. Treasury Regulations; or

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source.

Treatment of X4 Stockholders Who Are U.S. Holders in the Merger

If the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, X4 Stockholders generally will not recognize gain or loss upon the exchange of their X4 Capital Stock for Arsanis Common Stock, except to the extent of cash received in lieu of a fractional share of Arsanis Common Stock as described below. X4 Stockholders generally will obtain a basis in the Arsanis Common Stock they receive in the Merger equal to their basis in the X4 Capital Stock exchanged therefor, reduced by the amount of basis allocable to any fractional share of Arsanis Common Stock. The holding period of the shares of Arsanis Common Stock received by an X4 Stockholder in the Merger will include the holding period of the shares of X4 Capital Stock surrendered in exchange therefor.

No fractional shares of Arsanis capital stock will be issued in connection with the Merger. A U.S. holder who receives cash in lieu of a fractional share of Arsanis Common Stock will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s tax basis allocable to such fractional share. Such gain or loss will generally be long-term capital gain or loss if the U.S. holder’s holding period in the X4 Capital Stock surrendered in the Merger is greater than one year as of the date of the Closing. The deductibility of capital losses is subject to limitations.

If the Merger is not treated as a “reorganization” within the meaning of Section 368(a) of the Code, then each U.S. holder of X4 Capital Stock generally will be treated as exchanging its X4 Capital Stock in a fully taxable transaction in exchange for Arsanis Common Stock and any cash received in lieu of a fractional share. X4 Stockholders will generally recognize capital gain or loss in such exchange equal to the difference between an X4 Stockholder’s adjusted tax basis in the X4 Capital Stock surrendered in the Merger and the fair market value of the Arsanis Common Stock and any cash in lieu of a fractional share received in exchange therefor. Any recognized capital gain or capital loss will be long-term capital gain or capital loss if the U.S. holder has held the shares of X4 Capital Stock for more than one year. The deductibility of capital losses is subject to limitations.

For purposes of the above discussion, X4 Stockholders who acquired their X4 Capital Stock at different times or for different prices should consult their tax advisors regarding the manner in which gain or loss should be determined in their specific circumstances.

Holders of X4 Capital Stock are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the Merger in light of their personal circumstances and the consequences to them under state, local and non-U.S. tax laws and other federal tax laws.

Reporting Requirements

If the Merger is a “reorganization” within the meaning of Section 368(a) of the Code, each U.S. holder who receives shares of Arsanis Common Stock in the Merger is required to retain permanent records pertaining to the Merger, and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such “reorganization.” Additionally, U.S. holders who owned immediately before the Merger at least one percent (by vote or value) of the total outstanding stock of X4 are required to attach a statement to their tax returns for the year in which the Merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. holder’s tax basis in such holder’s X4 Capital Stock surrendered in the Merger, the fair market value of such stock, the date of the Merger and the name and employer identification number of each of X4 and Arsanis. U.S. holders are urged to consult with their tax advisors to comply with these rules.

Information Reporting and Backup Withholding

A U.S. holder of X4 Capital Stock may be subject to information reporting and backup withholding for U.S. federal income tax purposes on cash paid in lieu of fractional shares in connection with the Merger. Backup withholding will not apply, however, to a U.S. holder who (i) furnishes a correct taxpayer identification number and certifies the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (ii) certifies the holder is otherwise exempt from backup withholding. If a U.S. holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the stockholder may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the federal income tax liability of a U.S. holder of X4 Capital Stock, provided the required information is timely furnished to the IRS. U.S. holders of X4 Capital Stock should consult their tax advisors regarding their qualification for an exemption from backup withholding, the procedures for obtaining such an exemption, and in the event backup withholding is applied, to determine if any tax credit, tax refund or other tax benefit may be obtained.

The foregoing summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular X4 Stockholder. This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your tax advisor regarding the particular consequences of the Merger to you.

Nasdaq Global Market Listing

As of the date of this proxy statement/prospectus/information statement, the Arsanis Common Stock is listed on the Nasdaq Global Market under the symbol “ASNS.” Pursuant to the Merger Agreement, Arsanis has agreed to use its reasonable best efforts to continue the listing of Arsanis Common Stock on Nasdaq during the term of the Merger Agreement and to cause the shares of Arsanis Common Stock being issued in connection with the Merger to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the Effective Time, including by filing the initial listing application. X4 has agreed to cooperate with Arsanis as reasonably requested by Arsanis with respect to such initial listing application for the Arsanis Common Stock and to promptly furnish to Arsanis all information concerning X4 and its stockholders that may be required or reasonably requested in connection with the initial listing application. Arsanis has also agreed to reasonably cooperate with X4 in preparing and filing a Nasdaq listing application, if needed, with respect to the issuance of the securities of Arsanis in a post-closing financing and obtaining approval of Nasdaq with respect thereto.

Anticipated Accounting Treatment

Accounting Standards Codification Topic 805, Business Combinations, or ASC 805, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify both the accounting acquiree and the accounting acquirer. X4 management has determined that X4 represents the accounting acquirer in the Merger based on an analysis of the criteria outlined in ASC 805 and the facts and circumstances specific to the transaction, including the expectations that, immediately following the Merger: (1) X4 Stockholders will own a substantial majority of the voting rights of the combined organization; (2) X4 will designate a majority (five of seven) of the initial members of the board of directors of the combined organization; and (3) X4’s senior management will hold all key positions in senior management of the combined organization.

Because X4 has been determined to be the accounting acquirer in the Merger, but not the legal acquirer, the Merger is deemed a reverse acquisition under the guidance of ASC 805. As a result, upon consummation of the Merger, (1) the historical financial statements of X4 will become the historical financial statements of the combined organization and (2) X4 will record the business combination in its financial statements and will apply the acquisition method to account for the acquired assets and assumed liabilities of Arsanis as of the closing date of the Merger. Applying the acquisition method includes recording the identifiable assets acquired and liabilities assumed at their fair values, and recording goodwill for the excess of the purchase price over the aggregate fair value of the identifiable assets acquired and liabilities assumed.

The application of the acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement of Arsanis’s assets to be acquired and liabilities to be assumed. A final determination of these estimated fair values, which cannot be made prior to the completion of the Merger, will be based on the actual net tangible and intangible assets of Arsanis that exist as of the closing date of the Merger.

Appraisal Rights and Dissenters’ Rights

Delaware Law

If the Merger is completed, X4 Stockholders who do not deliver a written consent approving the Merger are entitled to appraisal rights under Section 262 of the DGCL, or Section 262, provided that they comply with the conditions established by Section 262. Holders of Arsanis Common Stock are not entitled to appraisal rights under Delaware law in connection with the Merger.

The discussion below is not a complete summary regarding an X4 Stockholder’s appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which is attached to this proxy statement/prospectus/information statement as Annex C. X4 Stockholders intending to exercise appraisal rights should carefully review Annex C. Failure to follow precisely any of the statutory procedures set forth in Annex C may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that X4 Stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation, before the effective date of the merger, or the surviving corporation, within 10 days after the effective date of the merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of the merger, the effective date of the merger and that appraisal rights are available.

If the Merger is completed, within 10 days after the effective date of the Merger X4 will notify its stockholders that the Merger has been approved, the effective date of the Merger and that appraisal rights are available to any X4 Stockholder who has not approved the Merger. X4 Stockholders who desire to exercise their appraisal rights must deliver a written demand for appraisal to X4 within 20 days after the date of mailing of that notice, and that X4 Stockholder must not have delivered a written consent approving the Merger. A demand for appraisal must reasonably inform X4 of the identity of the X4 Stockholder and that such stockholder intends thereby to demand appraisal of the shares of X4 Capital Stock held by such stockholder. Failure to deliver a written consent approving the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to X4 Pharmaceuticals, Inc., 955 Massachusetts Avenue, 4th Floor, Attention: Adam S. Mostafa, and should be executed by, or on behalf of, the record holder of shares of X4 Capital Stock. ALL DEMANDS MUST BE RECEIVED BY X4 WITHIN TWENTY (20) DAYS AFTER THE DATE X4 MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY X4 STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

If a holder of shares of X4 Capital Stock fails to deliver a written demand for appraisal within the time period specified above, such holder will be entitled to receive the merger consideration for such holder’s shares of X4 Capital Stock as provided for in the Merger Agreement, but will have no appraisal rights with respect to such holder’s shares of X4 Capital Stock.

To be effective, a demand for appraisal by a holder of shares of X4 Capital Stock must be made by, or in the name of, the registered X4 Stockholder, fully and correctly, as the X4 Stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to X4. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for an X4 Stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the X4 Stockholder must continuously hold the shares of record from the date of making the demand through the Effective Time.

If a holder of shares of X4 Capital Stock holds such shares in a brokerage account or in other custodian form and such holder wishes to exercise appraisal rights, such holder should consult with such holder’s bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the Effective Time of the Merger, any X4 Stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such X4 Stockholder’s demand and accept the terms of the Merger by delivering a written withdrawal to X4. If, following a demand for appraisal, a holder of shares of X4 Capital Stock who has demanded an appraisal has withdrawn such holder’s demand for appraisal in accordance with Section 262, such holder will have the right to receive the merger consideration for such holder’s shares of X4 Capital Stock.

Within 120 days after the effective date of the Merger, any X4 Stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the Surviving Corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of such shares. This written statement will be mailed to the requesting X4 Stockholder within 10 days after such stockholder’s written request is received by the Surviving Corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the Merger, either the Surviving Corporation or any X4 Stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such X4 Stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the Surviving Corporation. The Surviving Corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting X4 Stockholders, and X4, which is expected to be the Surviving Corporation, has no present intent to file a petition in Delaware Court of Chancery. Accordingly, the failure of the X4 Stockholder to file a petition within the period specified could nullify the X4 Stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by an X4 Stockholder and a copy of the petition is delivered to the Surviving Corporation, the Surviving Corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all X4 Stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the Surviving Corporation. After notice to dissenting X4 Stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those X4 Stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the X4 Stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any X4 Stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that X4 Stockholder.

After determination of the X4 Stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the Merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the X4 Stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each shareowner entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.”

X4 Stockholders should be aware that the fair value of such holder’s shares as determined under Section 262 could be more than, the same as, or less than the value that such holder is entitled to receive under the terms of the Merger Agreement.

Costs of the appraisal proceeding may be imposed upon the Surviving Corporation and the X4 Stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of an X4 Stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any X4 Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any X4 Stockholder who had demanded appraisal rights will not, after the Effective Time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a Record Date prior to the Effective Time; however, if no petition for appraisal is filed within 120 days after the Effective Time, or if the X4 Stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the Merger within 60 days after the Effective Time, then the right of such stockholder to appraisal will cease and that X4 Stockholder will be entitled to receive the merger consideration for shares of his or her X4 Capital Stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the Effective Time may only be made with the written approval of the Surviving Corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any X4 Stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, X4 Stockholders who may wish to dissent from the Merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus/information statement and is incorporated by reference into this proxy statement/prospectus/information statement. The Merger Agreement has been attached to this proxy statement/prospectus/information statement to provide you with information regarding its terms. It is not intended to provide any other factual information about Arsanis, X4 or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Arsanis, Merger Sub and X4 have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Arsanis and X4 do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Arsanis, Merger Sub and X4, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Arsanis, Merger Sub and X4 and are modified by the disclosure schedules.

Structure

Subject to the terms and conditions of the Merger Agreement, and in accordance with Delaware law, at the completion of the Merger, Merger Sub, a wholly owned subsidiary of Arsanis formed by Arsanis in connection with the Merger, will merge with and into X4, with X4 surviving as a wholly owned subsidiary of Arsanis.

Completion and Effectiveness of the Merger

The Merger will be completed as promptly as practicable after all of the conditions to completion of the Merger are satisfied or waived, including the approval of the Merger by the stockholders of Arsanis. Arsanis and X4 are working to complete the Merger as quickly as practicable and expect that the Merger will be completed during the first quarter of 2019. However, Arsanis and X4 cannot predict the completion of the Merger or the exact timing of the completion of the Merger because it is subject to various conditions.

Merger Consideration

At the Effective Time, (i) each share of X4 Common Stock outstanding immediately prior to the Effective Time (excluding any shares of X4 Common Stock held as treasury stock and any dissenting shares) will be converted solely into the right to receive a number of shares of Arsanis Common Stock equal to the Common Stock Exchange Ratio and (ii) each share of X4 Preferred Stock outstanding immediately prior to the Effective Time (excluding any shares of X4 Common Stock held as treasury stock and any dissenting shares) will be converted solely into the right to receive a number of shares of Arsanis Common Stock equal to the Preferred Stock Exchange Ratio.

The Merger Agreement does not provide for an adjustment to the total number of shares of Arsanis Common Stock that X4 Stockholders will be entitled to receive for changes in the market price of Arsanis Common Stock. Accordingly, the market value of the shares of Arsanis Common Stock issued pursuant to the

Merger will depend on the market value of the shares of Arsanis Common Stock at the time the Merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

Treatment of Arsanis Options, Arsanis Warrants and Restricted Arsanis Common Stock

Each option and warrant to purchase shares of Arsanis Common Stock that is outstanding immediately prior to the Effective Time, whether vested or unvested, will survive the Closing and remain outstanding in accordance with its terms. The number of shares of Arsanis Common Stock underlying such options and warrants and the exercise prices for such options and warrants will be appropriately adjusted to reflect the proposed Reverse Stock Split. Certain of the Arsanis stock options will become vested in full upon the Closing. The outstanding shares of restricted Arsanis Common Stock will become vested in full upon the Closing, with the number of such shares of restricted Arsanis Common Stock being appropriately adjusted to reflect the proposed Reverse Stock Split.

Treatment of X4 Options

Pursuant to the Merger Agreement, at the Effective Time, each X4 Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be assumed by Arsanis and will become an option to purchase solely that number of shares of Arsanis Common Stock equal to the product obtained by multiplying (i) the number of shares of X4 Common Stock that were subject to such X4 Option immediately prior to the Effective Time by (ii) the Common Stock Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Arsanis Common Stock. The per share exercise price for Arsanis Common Stock issuable upon exercise of each X4 Option assumed by Arsanis shall be determined by dividing (a) the per share exercise price of X4 Common Stock subject to such X4 Option, as in effect immediately prior to the Effective Time, by (b) the Common Stock Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any X4 Option assumed by Arsanis will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such X4 Option shall otherwise remain unchanged. At the Effective Time, Arsanis will assume the X4 Plan such that stock options and other equity-based awards may be issued with respect to the shares available for grant thereunder as of immediately prior to the Effective Time (subject to appropriate adjustment for the Common Stock Exchange Ratio) in respect of Arsanis Common Stock. Such equity-based awards may be issued under the X4 Plan or an Arsanis stock plan.

Treatment of X4 Warrants

Pursuant to the Merger Agreement, at the Effective Time, each X4 Warrant that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into and become a warrant to purchase (and Arsanis shall assume each such X4 Warrant in accordance with its terms) solely that number of shares of Arsanis Common Stock equal to the product obtained by multiplying (i) the number of shares of X4 Common Stock or X4 Preferred Stock, as the case may be, that were subject to such X4 Warrant immediately prior to the Effective Time by (ii) the Common Stock Exchange Ratio or Preferred Stock Exchange Ratio, as the case may be, and rounding the resulting number down to the nearest whole number of shares of Arsanis Common Stock. The per share exercise price for Arsanis Common Stock issuable upon exercise of each X4 Warrant assumed by Arsanis shall be determined by dividing (a) the per share exercise price of X4 Common Stock or X4 Preferred Stock, as the case may be, subject to such X4 Warrant, as in effect immediately prior to the Effective Time, by (b) the Common Stock Exchange Ratio or Preferred Stock Exchange Ratio, as the case may be, and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any X4 Warrant assumed by Arsanis will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such X4 Warrant shall otherwise remain unchanged.

Procedures for Exchanging X4 Stock Certificates

As soon as reasonably practicable after the Effective Time, the Exchange Agent (as defined in the Merger Agreement) shall mail to each holder of record of X4 Capital Stock that was converted into the right to receive merger consideration a letter of transmittal in a customary form and instructions for use in effecting the surrender of the record holder’s stock certificates in exchange for the shares of Arsanis Common Stock. Upon proper surrender of X4 stock certificates together with a properly completed and duly executed letter of transmittal and such other documents as may be reasonably required by Arsanis and the Exchange Agent, the holder of such X4 stock certificates will be entitled to receive a stock certificate or book entry account representing the number of whole shares of Arsanis Common Stock issuable to such holder pursuant to the Merger Agreement and cash in lieu of any fractional share of Arsanis Common Stock issuable to such holder and any dividends or distributions then payable to such holder pursuant to the Merger Agreement. The surrendered certificates representing X4 Capital Stock will be cancelled.

In the event of a transfer of ownership of X4 Capital Stock that is not registered in the transfer records of X4, a certificate representing the proper number of whole shares of Arsanis Common Stock plus cash in lieu of fractional shares and any dividends or distributions then payable may be issued or paid to a person other than the person in whose name the surrendered X4 stock certificate is registered, only if such certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. From and after the Effective Time, each certificate representing shares of X4 Capital Stock that has not been surrendered will represent only the right to receive shares of Arsanis Common Stock issuable pursuant to the Merger Agreement and cash in lieu of any fractional share of Arsanis Common Stock issuable to such holder and any dividends or distributions then payable to such holder pursuant to the Merger Agreement.

Any holder or former holder of X4 Capital Stock may be subject to withholding under the Code, or under another provision of state, local or foreign tax law. To the extent such amounts are withheld, they will be treated as having been paid to the person to whom such amounts would otherwise have been paid.

HOLDERS OF X4 CAPITAL STOCK SHOULD NOT SEND IN THEIR X4 STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF X4 STOCK CERTIFICATES.

Fractional Shares

No fractional shares of Arsanis Common Stock will be issuable pursuant to the Merger to X4 Stockholders. Instead, each X4 Stockholder who would otherwise be entitled to receive a fraction of a share of Arsanis Common Stock (after aggregating all fractional shares of Arsanis Common Stock issuable to such holder), will be entitled to receive a cash payment rounded to the nearest cent in an amount determined by multiplying the average closing price per share of Arsanis Common Stock on the Nasdaq Capital Market on the ten consecutive trading days prior to the day of the Closing by the fraction of a share of Arsanis Common Stock to which such holder would otherwise be entitled.

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by Arsanis, Merger Sub and X4 relating to their respective businesses, as well as other facts pertinent to the Merger. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the Effective Time or, except in cases of knowing and intentional breach, fraud or intentional misconduct, termination of the Merger Agreement, as further described below. The representations and warranties of each of Arsanis, Merger Sub and X4 have been made solely for the benefit of the other parties and those representations and warranties should not be relied on by any other person. In addition, those representations and warranties may be intended not as statements of actual fact, but rather as a way of allocating risk among the parties, may have been modified by the disclosure schedules delivered in connection with the Merger Agreement, are subject to the materiality standard described in the Merger Agreement, which may differ from what may be viewed as material by you, will not survive completion of the Merger and, except in cases of knowing and intentional breach, fraud or intentional misconduct, cannot be the basis for any claims under the Merger Agreement by the other parties after termination of the Merger Agreement, and were made only as of the date of the Merger Agreement or another date as is specified in the Merger Agreement.

X4 made a number of representations and warranties to Arsanis and Merger Sub in the Merger Agreement, including representations and warranties relating to the following matters:

•	corporate organization, power, authority and qualifications to do business and corporate standing of X4 and X4’s subsidiaries;

•	capitalization;

•	corporate power and authority to enter into the Merger Agreement and to complete the Merger, including board and stockholder approval;

•

absence of any conflicts with organizational documents, required consents and waivers, violations or breaches of any obligations or applicable laws as a result of entering into the Merger Agreement and of completing the transactions proposed under the Merger Agreement;

•

except for certain items set forth in the Merger Agreement, absence of any consents, approvals, licenses, permits, orders or authorization of, or registration, declaration, notice or filing with any governmental authority required by or with respect to the execution and delivery of the Merger Agreement and the consummation of the transactions proposed under the Merger Agreement;

•	financial statements, auditor independence and accuracy of information related to X4 included in this proxy statement/prospectus/information statement;

•	absence of undisclosed liabilities;

•	absence of certain changes or events since June 30, 2018;

•	taxes and tax returns;

•	owned and leased property;

•	intellectual property;

•	material contracts;

•	litigation;

•	environmental matters;

•	employee benefit plans;

•	compliance with applicable laws, permits and regulatory matters;

•	labor and employment matters;

•	insurance;

•	brokers and fees and expenses;

•	certain business relationships with affiliates;

•	controls and procedures and certifications;

•	books and records;

•	ownership of Arsanis Common Stock;

•	governmental subsidies;

•	data protection and privacy; and

•	no other representations and warranties.

Arsanis and Merger Sub made a number of representations and warranties to X4 in the Merger Agreement, including representations and warranties relating to the following subject matters:

•	corporate organization, power, authority and qualifications to do business and corporate standing of Arsanis and Arsanis’s subsidiaries;

•	capitalization;

•	corporate power and authority to enter into the Merger Agreement and to complete the Merger, including board and stockholder approval;

•

absence of any conflicts with organizational documents, required consents and waivers, violations or breaches of any obligations or applicable laws as a result of entering into the Merger Agreement and of completing the transactions proposed under the Merger Agreement;

•

except for certain items set forth in the Merger Agreement, absence of any consents, approvals, licenses, permits, orders or authorization of, or registration, declaration, notice or filing with any governmental authority required by or with respect to the execution and delivery of the Merger Agreement and the consummation of the transactions proposed under the Merger Agreement;

•

SEC filings, financial statements, auditor independence, disclosure controls over financial reporting, compliance with reporting and exchange listing requirements and accuracy of information related to Arsanis included in this proxy statement/prospectus/information statement;

•	absence of undisclosed liabilities;

•	absence of certain changes or events since September 30, 2018;

•	taxes and tax returns;

•	owned and leased property;

•	intellectual property;

•	material contracts;

•	litigation;

•	environmental matters;

•	employee benefit plans;

•	compliance with applicable laws, permits and regulatory matters;

•	labor and employment matters;

•	insurance;

•	opinion of financial advisor;

•	Section 203 of the DGCL;

•	brokers and fees and expenses;

•	operations of Merger Sub;

•	controls and procedures and certifications;

•	books and records;

•	governmental subsidies;

•	data protection and privacy;

•	certain business relationships with affiliates; and

•	no other representations and warranties.

As noted above, significant portions of the representations and warranties are qualified as to “materiality” or “material adverse effect.” Under the Merger Agreement, a material adverse effect with respect to Arsanis means any material adverse change, effect, event, circumstance or development that is materially adverse to or has a material adverse effect on (a) the business, assets, liabilities, capitalization, financial condition, or results of operations of Arsanis and its subsidiaries, taken as a whole, or (b) the ability of Arsanis to consummate the Merger or any of the other transactions contemplated by the Merger Agreement or to perform any of its covenants or obligations under the Merger Agreement except that none of the following, to the extent arising after the date of the Merger Agreement, either alone or in combination, shall be deemed to be a material adverse effect with respect to Arsanis and its subsidiaries and none of the following shall be taken into account in determining whether there has been or will be a material adverse effect with respect to Arsanis and its subsidiaries:

•

changes in prevailing economic or market conditions in the United States or any other jurisdiction in which such entity has substantial business operations (except to the extent those changes have a disproportionate effect on Arsanis and its subsidiaries relative to the other participants in the industry or industries in which Arsanis and its subsidiaries operate);

•

changes or events affecting the industry or industries in which Arsanis and its subsidiaries operate generally (except to the extent those changes or events have a disproportionate effect on Arsanis and its subsidiaries relative to the other participants in the industry or industries in which Arsanis and its subsidiaries operate);

•

changes in generally accepted accounting principles or requirements (except to the extent those changes have a disproportionate effect on Arsanis and its subsidiaries relative to the other participants in the industry or industries in which Arsanis and its subsidiaries operate);

•

changes in laws, rules or regulations of general applicability or interpretations thereof by any governmental authority (except to the extent those changes have a disproportionate effect on Arsanis and its subsidiaries relative to the other participants in the industry or industries in which Arsanis and its subsidiaries operate);

•

any natural disaster or any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located or any governmental response to any of the foregoing (except to the extent those changes or events have a disproportionate effect on Arsanis and its subsidiaries relative to the other participants in the industry or industries in which Arsanis and its subsidiaries operate);

•

a change in the public trading price of Arsanis Common Stock or the implications thereof (but not the underlying cause of such change, unless such change would otherwise be excepted from this definition);

•	a change in the trading volume of Arsanis Common Stock (but not the underlying cause of such change, unless such change would otherwise be excepted from this definition);

•

any failure by Arsanis to meet any public estimates or expectations of Arsanis’s revenue, earnings or other financial performance or results of operations for any period (but not the underlying cause of such failure, unless such failure would otherwise be excepted from this definition);

•

any failure by Arsanis to meet any guidance, budgets, plans or forecasts of its revenues, earnings, or other financial performance or results of operations (but not the underlying cause of such failure, unless such failure would otherwise be excepted from this definition);

•	any failure to receive certain scheduled consents or approvals; or

•	the transactions contemplated by the Merger Agreement, including the Merger, or the announcement or pendency thereof.

As noted above, significant portions of the representations and warranties are qualified as to “materiality” or “material adverse effect.” Under the Merger Agreement, a material adverse effect with respect to X4 means any material adverse change, effect, event, circumstance or development that is materially adverse to or has a material adverse effect on the business, assets, liabilities, capitalization, financial condition, or results of operations of X4 and its subsidiaries, taken as a whole except that none of the following, to the extent arising after the date of the Merger Agreement, either alone or in combination, shall be deemed to be a material adverse effect with respect to X4 and its subsidiaries and none of the following shall be taken into account in determining whether there has been or will be a material adverse effect with respect to X4 and its subsidiaries:

•	changes due to the transactions contemplated by the Merger Agreement, including the Merger, or the announcement or pendency thereof;

•

changes in prevailing economic or market conditions in the United States or any other jurisdiction in which such entity has substantial business operations (except to the extent those changes have a disproportionate effect on X4 and its subsidiaries relative to the other participants in the industry or industries in which X4 and its subsidiaries operate);

•

changes or events affecting the industry or industries in which X4 and its subsidiaries operate generally or compete (except to the extent those changes or events have a disproportionate effect on X4 and its subsidiaries relative to the other participants in the industry or industries in which X4 and its subsidiaries operate);

•

changes in generally accepted accounting principles or requirements (except to the extent those changes have a disproportionate effect on X4 and its subsidiaries relative to the other participants in the industry or industries in which X4 and its subsidiaries operate);

•

changes in laws, rules or regulations of general applicability or interpretations thereof by any governmental authority (except to the extent those changes have a disproportionate effect on X4 and its subsidiaries relative to the other participants in the industry or industries in which X4 and its subsidiaries operate);

•

any natural disaster or any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located or any governmental response to any of the foregoing (except to the extent those changes or events have a disproportionate effect on X4 and its subsidiaries relative to the other participants in the industry or industries in which X4 and its subsidiaries operate); or

•

any failure by X4 to meet any internal guidance, budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (but not the underlying cause of such failure, unless such failure would otherwise be excepted from this definition).

Covenants; Conduct of Business Pending the Merger

Except for limited exceptions agreed to and as consented to in writing by the other party (which consent shall not be unreasonably withheld, conditioned or delayed), from November 26, 2018 until the earlier of the termination of the Merger Agreement in accordance with its terms and the Effective Time, each of X4 and Arsanis agreed that it will act and carry on its business in the ordinary course of business, pay its debts and taxes and perform its other obligations when due (subject to good faith disputes over such debts, taxes or obligations), comply with applicable laws, rules and regulations, and use commercially reasonable efforts, consistent in all material respects with past practices, to maintain and preserve its and each of its subsidiaries’ business organization, assets and properties, keep available the services of its present officers and key employees and preserve its advantageous business relationships with customers, strategic partners, suppliers, distributors and others having business dealings with it.

Arsanis and X4 also agreed that prior to the Effective Time, subject to certain limited exceptions set forth in the Merger Agreement, without the consent of the other party, each of Arsanis and X4 will not, and will not cause or permit any of its subsidiaries to:

•

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock; (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, other than, in the case of this clause (iii), from former employees, directors and consultants in accordance with agreements in effect on the date of the Merger Agreement providing for the repurchase of shares in connection with any termination of services to it;

•

issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities;

•

amend its certificate of incorporation, bylaws or other comparable charter or organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split or reverse stock split or form any new subsidiary or acquire any equity interest or other interest in any other person;

•

except for purchases of inventory, raw materials and equipment in the ordinary course of business, acquire (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (ii) any assets that are material, in the aggregate, to such party and its subsidiaries, taken as a whole;

•	sell, lease, license, pledge, or otherwise dispose of or encumber any properties or assets of such party or of any of its subsidiaries;

•

whether or not in the ordinary course of business, sell, dispose of or otherwise transfer any assets material to such party and its subsidiaries, taken as a whole (including any accounts, leases, contracts or intellectual property or any assets or the stock of any of its subsidiaries, but excluding the sale or license of products in the ordinary course of business);

•

(i) incur or suffer to exist any indebtedness for borrowed money other than such indebtedness that existed as of the date of the last balance sheet of such party to the extent reflected on such balance sheet or guarantee any such indebtedness of another person, (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of such party or any of its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances (other than routine advances to employees of such party in the ordinary course of business) or capital contributions to, or investment in, any other person, other than such party or any of its direct or indirect wholly owned subsidiaries or (iv) enter into any hedging agreement or other financial agreement or arrangement designed to protect such party or its subsidiaries against fluctuations in commodities prices or exchange rates;

•

make any capital expenditures or other expenditures with respect to property, plant or equipment in excess of $100,000 in the aggregate for such party and its subsidiaries, taken as a whole, other than as set forth in such party’s budget for capital expenditures previously made available to the other party or the specific capital expenditures disclosed and set forth in an agreed to schedule;

•

make any changes in accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve;

•

except (i) in the ordinary course of business or (ii) terminations as a result of the expiration of any contract that expires in accordance with its terms, (A) modify or amend in any material respect, or terminate, any material contract or agreement to which such party or any of its subsidiaries is party, or (B) knowingly waive, release or assign any material rights or claims (including any write-off or other compromise of any accounts receivable of such party of any of its subsidiaries);

•

(i) enter into any material contract or agreement relating to the rendering of services or the distribution, sale or marketing by third parties of the products, of, or products licensed by, such party or any of its subsidiaries or (ii) license any material intellectual property rights to or from any third party;

•

except as required to comply with applicable law or agreements, plans or arrangements existing on the date hereof and either disclosed to the other party or not required by the Merger Agreement to be so disclosed, (i) take any action with respect to, adopt, enter into, terminate (other than terminations for cause) or amend any employment, severance or similar agreement or benefit plan for the benefit or welfare of any current or former director, officer, employee or consultant or any collective bargaining agreement, (ii) increase in any material respect the compensation or fringe benefits of, or pay any material bonus to, any director, officer, employee or consultant (except for annual increases of the salaries of non-officer employees in the ordinary course of business), (iii) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding options or restricted stock awards, (iv) pay any material benefit not provided for as of the date of the Merger Agreement under any benefit plan, (v) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder), or (vi) take any action other than in the ordinary course of business to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan;

•

make or change any material tax election, change an annual accounting period, enter into any closing agreement, waive or extend any statute of limitations with respect to taxes, settle or compromise any material tax liability, claim or assessment, surrender any right to claim a refund of material Taxes, or amend any income or other material tax return;

•	commence any offering of shares of its common stock pursuant to any employee stock purchase plan;

•	initiate, compromise or settle any material litigation or arbitration proceeding;

•	open or close any facility or office;

•	fail to use commercially reasonable efforts to maintain insurance at levels substantially comparable to levels existing as of the date of the Merger Agreement;

•	fail to pay accounts payable and other obligations in the ordinary course of business;

•	suspend any clinical trials sponsored by such party or involving any products marketed or in development by such party; or

•

authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions or any action that would make any representation or warranty of such party in the Merger Agreement untrue or incorrect in any material respect, or would materially impair, delay or prevent the satisfaction of any conditions to the Closing.

No Solicitation

The Merger Agreement contains provisions prohibiting Arsanis and X4 from seeking a competing transaction, subject to specified exceptions described below. Under these “no solicitation” provisions, each of X4, Arsanis and their respective subsidiaries shall not, and each of X4 and Arsanis will use reasonable best efforts to cause their respective directors, officers, members, employees, agents, attorneys, consultants, contractors, accountants, financial advisors and other authorized representatives not to, directly or indirectly:

•

solicit, seek or initiate or knowingly take any action to facilitate or encourage any offers, inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal (as defined below), or engage, participate in, or knowingly facilitate, any discussions or negotiations regarding, or furnish any nonpublic information to any person in connection with any inquiries, proposals or offers that constitute or could reasonably be expected to lead to, an Acquisition Proposal;

•

enter into, continue or otherwise participate or engage in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any person any non-public information or afford any person other than Arsanis or X4, as applicable, access to such party’s property, books or records (except pursuant to a request by a Governmental Entity) in connection with any offers, inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

•	take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by an Acquisition Proposal; or

•	publicly propose to do any of the foregoing.

However, prior to the approval of the proposals relating to the Merger set forth in this proxy statement/prospectus/information statement at the meeting of the stockholders of Arsanis or by written consent of X4 Stockholders (unless, in either case, the Merger Agreement is earlier terminated), as the case may be, subject to compliance with certain obligations set forth in the Merger Agreement, either Arsanis or X4 may furnish nonpublic information to and engage in discussions or negotiations with any third party that makes an unsolicited bona fide written competing proposal that its board of directors in good faith, after consultation with its outside legal counsel and financial advisors, has determined constitutes or could reasonably be expected to lead to a Superior Proposal (as defined below), only if:

•

such party receives from such third party an executed confidentiality agreement the terms of which are not less restrictive to the third party than those contained in the confidentiality agreement between Arsanis and X4;

•	such party has not materially breached the no solicitation provisions of the Merger Agreement; and

•

the board of directors of Arsanis or X4, as the case may be, determines that taking such actions would be required to prevent a breach of the fiduciary duties of the board of directors under applicable laws.

Arsanis and X4 will notify the other as promptly as reasonably practicable (and in any event within 24 hours) of its receipt of any Acquisition Proposal and provide to the other party a copy of such Acquisition Proposal (if written), or a summary of the material terms and conditions of such Acquisition Proposal (if oral), including the identity of the person making such Acquisition Proposal, and copies of all written communications with such person with respect to such actual or potential Acquisition Proposal. Both Arsanis and X4 will keep the other informed, on a current basis, of the status and material developments (including any changes to the terms) of an Acquisition Proposal. This shall include providing the other party with any non-public information provided to the third party to the extent such information has not previously been made available to the other party, and promptly (and in any event within 24 hours of such determination) notifying the other party of any determination by such party’s board of directors that such Acquisition Proposal constitutes a Superior Proposal.

An Acquisition Proposal is any of the following proposals, indications of interest, or offers, other than transactions contemplated by the Merger Agreement:

•

any inquiry, proposal or offer for a merger, consolidation, dissolution, sale of substantial assets, recapitalization, share exchange, tender offer or other business combination involving such party and its subsidiaries (other than mergers, consolidations, recapitalizations, share exchanges or other business combinations involving solely such party and/or one or more subsidiaries of such party);

•	any proposal for the issuance by such party of 15% or more of its equity securities; or

•

any proposal or offer to acquire in any manner, directly or indirectly, 15% or more of the equity securities or consolidated total assets of such party and its Subsidiaries, in each case other than the transactions contemplated by the Merger Agreement, provided, that commitments to participate in any post-closing financing shall not be considered an Acquisition Proposal.

A Superior Proposal means, with respect to Arsanis or X4, any bona fide, unsolicited written proposal made by a third party to acquire 50% or more of the equity securities or consolidated total assets of such party and its subsidiaries, pursuant to a tender or exchange offer, a merger, a consolidation, business combination or recapitalization or a sale or exclusive license of its assets, (a) on terms which the board of directors of such party determines in its good faith judgment to be more favorable to the holders of such party’s capital stock from a financial point of view than the transactions contemplated by the Merger Agreement (after consultation with its financial and legal advisors), taking into account all the terms and conditions of such proposal and the Merger Agreement (including any termination or break-up fees and conditions to consummation, as well as any written, binding offer by the other party hereto to amend the terms of the Merger Agreement, which offer is not revocable for at least four business days) that the board of directors of such party determines to be relevant, (b) is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party), (c) is reasonably capable of being completed on the terms proposed without unreasonable delay and (d) includes termination rights no less favorable than the terms set forth in the Merger Agreement, and in all respects from a third party capable of performing such terms.

Except as otherwise described below, prior to the Effective Time, neither the X4 Board of Directors nor the Arsanis Board of Directors may:

•

(i) withhold, withdraw or modify, or publicly propose to withhold, withdraw or modify, the approval or recommendation by such board with respect to the Merger, (ii) fail to recommend against acceptance of a tender offer within ten business days after commencement or (iii) propose publicly to approve, adopt or recommend any Acquisition Proposal (each of the foregoing, a “change in board recommendation”);

•

enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement providing for the consummation of a transaction contemplated by any Acquisition Proposal; or

•	adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal.

Notwithstanding the foregoing, prior to the approval of the proposals relating to the Merger set forth in this proxy statement/prospectus/information statement at the meeting of the stockholders of Arsanis or by written consent of X4 Stockholders (unless, in either case, the Merger Agreement is earlier terminated), as the case may be, either Arsanis or X4 may effect a change in board recommendation if the applicable party has not materially breached its obligations under the Merger Agreement and if, as a result of the occurrence of the events set forth below, the board of directors of such party determines in good faith (after consultation with outside legal counsel) that such change in recommendation would be required to comply with its board of directors’ fiduciary duties under applicable laws:

•

such party receives an Acquisition Proposal (not obtained or made as a direct or indirect result of a breach of the Merger Agreement) that the board of directors of such party concludes in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal; or

•

as a result of an “Intervening Event,” which means any material event, change in circumstances or development (other than any event, change, circumstance or development resulting from a material breach of the Merger Agreement by the party seeking to claim an Intervening Event) that (i) is materially adverse to Arsanis or X4 (as applicable), (ii) with respect to Arsanis that neither occurred nor was reasonably foreseeable to the Arsanis Board of Directors prior to the date of the Merger Agreement and with respect to X4 was not reasonably foreseeable to the X4 Board of Directors prior to the date of the Merger Agreement and (iii) does not relate to an Acquisition Proposal; provided, however, the receipt, existence or terms of an Acquisition Proposal or Superior Proposal or any matter relating thereto shall not constitute an Intervening Event.

provided, however, that

•

such party has provided at least four business days prior written notice to the other party that it intends to effect a change in board recommendation, including a description in reasonable detail of the reasons for such change in board recommendation, and written copies of any relevant proposed transactions agreements with any party making a potential Superior Proposal;

•

such party has complied in all material respects with the requirements of the no solicitation provisions of the Merger Agreement in connection with any potential Superior Proposal or Intervening Event; and

•

if the other party shall have delivered to such party a written, binding and irrevocable offer to alter the terms or conditions of the Merger Agreement during the four business day period referred to above, such party’s board of directors shall have determined in good faith (after consultation with outside legal counsel), after considering the terms of such offer by the other party, that the Acquisition Proposal is still a Superior Proposal and a change in board recommendation, as the case may be, would still be required to comply with its fiduciary obligations under applicable law.

In the event of any material amendment to any Superior Proposal (including any revision in the amount, form or mix of consideration such party’s stockholders would receive as a result of such potential Superior Proposal), such party shall be required to provide the other party with notice of such material amendment and there shall be a new two business day period following such notification during which the parties shall comply again with the requirements of the no solicitation provisions of the Merger Agreement and the board of directors of such party shall not make a change in board recommendation prior to the end of any such period as so extended.

Disclosure Documents

As promptly as practical after the execution of the Merger Agreement, Arsanis, with the cooperation of X4, agreed to prepare and file this proxy statement/prospectus/information statement with the SEC. Each of Arsanis, Merger Sub and X4 have agreed to provide to the other parties as promptly as practical all information, including financial statements and descriptions of its business and financial condition, as such other parties may reasonably request for preparation of this proxy statement/prospectus/information statement and to cause the timely cooperation of its independent public accountants in connection with the preparation and filing of proxy statement/prospectus/information statement. Arsanis has agreed to respond to any comments of the SEC and to use its reasonable best efforts to have this proxy statement/prospectus/information statement declared effective under the Securities Act as promptly as practicable after filing, and it has agreed to cause this proxy statement/prospectus/information statement to be mailed to its stockholders at the earliest practicable time after it is declared effective under the Securities Act. Arsanis has also agreed to notify X4 promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to this proxy statement/prospectus/information statement to supply X4 with copies of all correspondence between Arsanis and the SEC with respect to this proxy statement/prospectus/information statement. Arsanis has agreed to use commercially reasonable efforts to cause all documents that it is responsible for filing with the SEC under the Merger Agreement to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Each of X4 and Arsanis has agreed to promptly inform the other party of such party becoming aware of any event or information that pursuant to certain laws, rules and statutes should be disclosed in an amendment or supplement to the registration statement or proxy statement, as the case may be, and cooperate with the other party in filing such amendment or supplement with the SEC, and, if appropriate, in mailing such amendment or supplement to the Arsanis Stockholders.

Stockholder Approvals

Not later than the fifth business day after the registration statement on Form S-4 (the “Registration Statement”), of which this proxy statement/prospectus/information statement is a part, is declared effective under the Securities Act, X4 shall solicit its stockholders’ approval by written consent (in a form reasonably acceptable to Arsanis) to be executed and delivered by X4’s stockholders for the purposes of (i) evidencing the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated hereby, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which was attached to the Written Consent, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment in cash of the fair value of its X4 Capital Stock under Section 262 the DGCL. In connection with this stockholder approval, X4 must comply with all disclosure and other obligations to its stockholders under the DGCL and any other applicable laws. X4 will take all action that is both reasonable and lawful to obtain the foregoing stockholder approval.

Arsanis, acting through its board of directors, shall take all actions in accordance with applicable law, its certificate of incorporation and bylaws and Nasdaq rules to duly call, give notice of, convene and hold as promptly as practicable, after the declaration of effectiveness of the Registration Statement, the Special Meeting for the purpose of considering and voting to approve the Merger Agreement, thereby approving the Merger and the issuance of Arsanis Common Stock pursuant to the Merger Agreement. The Special Meeting shall be held as promptly as practicable after the effective date of the Registration Statement (on a date selected by Arsanis in consultation with X4) but in no event later than forty-five (45) days after the effective date of the Registration Statement. If sufficient votes to approve the Merger Agreement, thereby approving the Merger and the issuance of Arsanis Common Stock pursuant to the Merger Agreement, have not been obtained as of the close of business on the business day prior to the scheduled date of the Special Meeting, Arsanis shall have the right to adjourn or postpone the Special Meeting to a later date or dates, such later date or dates not to exceed thirty (30) days in the aggregate from the original date that the Special Meeting was scheduled.

Unless the Arsanis Board of Directors has effected a change in board recommendation and terminated the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal, Arsanis’s obligation to call, give notice of and hold the Special Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Proposal, or by any change in board recommendation.

Except in the case of a change in board recommendation made in compliance with the Merger Agreement, Arsanis has agreed that

•

the Arsanis Board of Directors shall recommend that the Arsanis Stockholders approve the Merger Agreement, thereby approving the Merger and the issuance of Arsanis Common Stock pursuant to the Merger Agreement and Arsanis shall include such recommendation in this proxy statement/prospectus/information statement;

•	Arsanis shall use its reasonable best efforts to solicit from the Arsanis Stockholders proxies in favor of the approval of the Merger Agreement;

•	Arsanis shall ensure that all proxies solicited in connection with the Special Meeting are solicited in material compliance with all applicable laws; and

Arsanis, in its capacity as the sole stockholder of Merger Sub, shall approve the Merger.

Indemnification of Officers and Directors

From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Arsanis and the Surviving Corporation have agreed to, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of X4, Arsanis or any of their respective Subsidiaries (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Person is or was an officer, director, employee or agent of X4, Arsanis or any of their respective subsidiaries, or, while a director or officer of X4, Arsanis or any of their respective subsidiaries, is or was serving at the request of X4, Arsanis or any of their respective subsidiaries as a director, officer, employee or agent of another person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted by applicable law. Each Indemnified Person will be entitled to advancement of expenses (including attorneys’ fees) incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Arsanis and the Surviving Corporation following receipt by Arsanis or the Surviving Corporation from the Indemnified Party of a request therefor. However, any person to whom expenses are advanced must provide an undertaking, to the extent then required by the DGCL or applicable governing document of Arsanis or Surviving Corporation, as applicable, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. For a period of six (6) years following the Closing, the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions at least as favorable as the provisions relating to the indemnification, advance of expenses and elimination of liability for monetary damages set forth in the certificate of incorporation and bylaws of X4 and Arsanis immediately before the Effective Time.

Arsanis has agreed to either (i) maintain in effect for six years after the Closing, Arsanis’s existing directors’ and officers’ insurance policies in place as of the date of the Merger Agreement, or (ii) prior to the Closing, purchase a six-year “tail” policy under its own existing directors’ and officers’ liability insurance policy, with an effective date as of the Closing (provided, that Arsanis may substitute therefor a policy of at least the same coverage containing terms and conditions that are not less favorable in any material respect). However, in no event shall Arsanis be required to expend for an annual premium more than an amount equal to 200% of the current annual premiums paid by Arsanis for such insurance. During the term of the “tail” policy, Arsanis and the Surviving Corporation have agreed not to take any action following the Closing to cause such “tail” policy to be cancelled or any provision therein to be amended or waived in any manner that would adversely affect in any material respect the rights of their former and current officers and directors. Arsanis has agreed to pay all expenses, including reasonable attorneys’ fees, that may be incurred by a person in successfully enforcing such person’s rights as described in the section titled “The Merger—Interests of the X4 Directors and Executive Officers in the Merger—Indemnification and Insurance.”

Arsanis and X4 have agreed that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing in favor of the current or former directors, officers or employees, as the case may be, of Arsanis, X4 or any of their respective subsidiaries as provided in their respective certificates of incorporation or by-laws or other organization documents or in any agreement in existence immediately before the Effective Time, shall survive the Merger and shall continue in full force and effect. The parties have agreed that if the Surviving Corporation or Arsanis or any of their respective successors or assigns (i) consolidate with or merge into any other person and are not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of their properties and assets to any person, then, and in each such case, proper provisions will be made so that the successors and assigns of such person shall assume all of the obligations of such person as described in the section titled “The Merger—Interests of the X4 Directors and Executive Officers in the Merger—Indemnification and Insurance.”

Additional Agreements

Each of X4 and Arsanis has agreed to use reasonable best effort to, among other things:

•

take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated the Merger Agreement as promptly as practicable;

•

as promptly as practicable, obtain from any Governmental Entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by X4 or Arsanis or any of their subsidiaries in connection with the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby;

•

as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to the Merger Agreement and the Merger required under (i) the Securities Act and the Exchange Act, and any other applicable federal or state securities laws, and (ii) any other applicable law; and

•	execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement.

X4 and Arsanis have also agreed to reasonably cooperate with each other in connection with the making of all the foregoing filings and to use their respective commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law in connection with the transactions contemplated by the Merger Agreement. Each of X4 and Arsanis have agreed to give any notices to third parties, and to use its reasonable best efforts to obtain any third-party consents related to or required in connection with the Merger that are necessary to consummate the transactions contemplated by the Merger Agreement or required to prevent a material adverse effect from occurring prior to or after the Effective Time.

Nasdaq Stock Market Listing

As of the date of this proxy statement/prospectus/information statement, the Arsanis Common Stock is listed on the Nasdaq Global Market under the symbol “ASNS.” Pursuant to the Merger Agreement, Arsanis has agreed to use its reasonable best efforts to continue the listing of Arsanis Common Stock on Nasdaq during the term of the Merger Agreement and to cause the shares of Arsanis Common Stock being issued in connection with the Merger to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the Effective Time, including by filing the initial listing application.    X4 has agreed to cooperate with Arsanis as reasonably requested by Arsanis with respect to such initial listing application for the Arsanis Common Stock and to promptly furnish to Arsanis all information concerning X4 and its stockholders that may be required or reasonably requested in connection with the initial listing application. Arsanis has also agreed to reasonably cooperate with X4 in preparing and filing a Nasdaq listing application, if needed, with respect to the issuance of the securities of the Arsanis in a post-closing financing and obtaining approval of Nasdaq with respect thereto.

Directors and Officers of Arsanis Following the Merger

Pursuant to the Merger Agreement, immediately following the Effective Time, the initial size of the board of directors of the combined organization will be seven, and the initial directors will be Paula Ragan, Ph.D., Michael S. Wyzga, René Russo and David McGirr, and three additional directors to be designated by X4. X4 will initially identify the class in which each director will serve.

Arsanis shall cause Paula Ragan, Ph.D. to be designated as the President and Chief Executive Officer and Adam S. Mostafa to be designated as Chief Financial Officer.

Conditions to Completion of the Merger

The respective obligations of Arsanis, Merger Sub and X4 to complete the Merger and the other transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of various conditions that include, in addition to other customary closing conditions, the following:

•

the requisite vote of the stockholders of X4 must have approved and adopted the Merger Agreement and the Merger, and the other transactions proposed under the Merger Agreement by written consent, and the requisite vote of stockholders of Arsanis at a meeting of Arsanis Stockholders must have approved the Merger Agreement and the Merger and approved the issuance of Arsanis Common Stock to the stockholders of X4 by virtue of the Merger;

•

Other than the filing of the certificate of merger, all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any governmental entity in connection with the Merger and the consummation of the other transactions contemplated by the Merger Agreement must have been obtained;

•

the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or proceeding initiated, or any proceeding threatened by the SEC or any other governmental authority, seeking a stop order and no similar proceeding in respect of this proxy statement/prospectus/information statement shall have been initiated or threatened by the SEC or any governmental authority;

•

there must not be any governmental entity of competent jurisdiction that has enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; and

•

the existing shares of Arsanis Common Stock must have been continually listed on the Nasdaq market as of and from the date of the Merger Agreement through the Closing, the approval of the listing of the additional shares of Arsanis Common Stock on the Nasdaq market must have been obtained and the shares of Arsanis Common Stock to be issued in the Merger pursuant to the Merger Agreement must have been approved for listing (subject to official notice of issuance) on the Nasdaq market.

The obligations of Arsanis and Merger Sub to complete the Merger are also subject to the satisfaction or waiver of the following conditions:

•

the representations and warranties regarding certain fundamental representations of X4 must be true and correct as of the date of the Merger Agreement and on and as of the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•

the representations and warranties regarding capitalization matters of X4 in the Merger Agreement must be true and correct as of the date of the Merger Agreement and on and as of the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except for such inaccuracies which are de minimis, individually or in the aggregate;

•

the remaining representations and warranties of X4 in the Merger Agreement and in any certificate or other writing delivered by X4 must be true and correct as of the date of the Merger Agreement and on and as of the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct has not had and would not reasonably be expected to have a material adverse effect with respect to X4 (without giving effect to any references therein to any material adverse effect or other materiality qualifications);

•

X4 must have performed or complied with in all material respects all of X4’s obligations and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Closing;

•	there must not have occurred, since the date of the Merger Agreement, any material adverse effect with respect to X4;

•

X4 must have obtained any required consent or approval of any third party (other than a governmental entity) the failure of which to obtain, individually or in the aggregate, is reasonably likely to have a material adverse effect with respect to X4;

•	Arsanis must have received copies of the resignations, effective as of the Effective Time, of certain directors of X4 and its subsidiaries;

•

The number of dissenting shares must not exceed 5% of the number of outstanding shares of X4 Common Stock as of the Effective Time (after giving effect to the conversion into X4 Common Stock of all outstanding shares of X4 Preferred Stock); and

•	certain investor agreements of X4 shall have been terminated.

The obligations of X4 to complete the Merger are also subject to the satisfaction or waiver of the following conditions:

•

the representations and warranties regarding certain fundamental representations of Arsanis must be true and correct as of the date of the Merger Agreement and on and as of the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•

the representations and warranties regarding capitalization matters of Arsanis in the Merger Agreement must be true and correct as of the date of the Merger Agreement and on and as of the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except for such inaccuracies which are de minimis, individually or in the aggregate;

•

the remaining representations and warranties of Arsanis in the Merger Agreement and in any certificate or other writing delivered by Arsanis must be true and correct as of the date of the Merger Agreement and on and as of the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct has not had and would not reasonably be expected to have a material adverse effect with respect to Arsanis (without giving effect to any references therein to any material adverse effect or other materiality qualifications);

•

Arsanis and Merger Sub must have performed or complied with in all material respects all of their obligations and covenants required to be performed or complied with by them under the Merger Agreement at or prior to the Closing;

•	there must not have occurred, since the date of the Merger Agreement, any material adverse effect with respect to Arsanis;

•

Arsanis must have obtained any required consent or approval of any third party (other than a governmental entity) the failure of which to obtain, individually or in the aggregate, is reasonably likely to have a material adverse effect with respect to Arsanis;

•	X4 must have received copies of the resignations, effective as of the Effective Time, of certain directors and officers of Arsanis and its subsidiaries;

•	the Arsanis Board of Directors shall have been constituted as set forth in the Merger Agreement; and

•	Arsanis must have a net cash balance as determined pursuant to the Merger Agreement greater than or equal to $19.0 million.

For purposes of determining whether Arsanis has satisfied the condition to closing that Arsanis have at least $19.0 million in net cash (as calculated pursuant to the terms of the Merger Agreement), Arsanis’s net cash will be calculated shortly before the Closing. Not less than five calendar days prior to the anticipated Closing, Arsanis will prepare and deliver to X4 a net cash schedule setting forth Arsanis’s good faith estimate of net cash to be held by Arsanis as of the close of business on the last business day prior to the anticipated closing date, referred to as the cash determination time, together with the work papers and back-up materials used in preparing the net cash schedule. X4 will then have an opportunity to review the net cash schedule and Arsanis will provide X4 and its representatives with access to documents and accountants and counsel in connection with that review at reasonable times and upon reasonable notice. X4 will have a right to dispute Arsanis’s net cash determination, which dispute must be settled in accordance with the terms of the Merger Agreement.

Pursuant to the terms of the Merger Agreement, Arsanis’s “net cash” means, as of the cash determination time, the sum of, (without duplication) the following:

•

Arsanis’s unrestricted cash and cash equivalents, determined in a manner consistent with the manner in which such items were historically determined and in accordance with GAAP and Arsanis’s audited financial statements and unaudited interim balance sheet (it being understood that any outstanding letters of credit shall constitute unrestricted cash and cash equivalents);

plus the sum of (without duplication) the following:

•	any amounts payable to Arsanis without contingency within nine (9) months after the Closing Date pursuant to the term sheet referenced on certain disclosure schedule;

•

any reimbursements to which Arsanis is entitled from the Austrian government without contingency within twelve (12) months after the Closing Date for qualifying research and development expenses incurred by a subsidiary of Arsanis in 2018;

•	any reduction in future financial obligations by Arsanis of amounts owed pursuant to a certain lease in Vienna, Austria, whether by assignment or sublet or otherwise; and

•	any amounts payable to Arsanis without contingency within six (6) months after the Closing Date for sale of equipment at the facility leased under that certain lease in Vienna, Austria;

minus the sum of (without duplication) the following:

•

Arsanis’s accounts payable and accrued expenses (other than certain accrued expenses transaction expenses), Arsanis’s and its subsidiaries’ other liabilities (short term and long term), in each case determined in a manner consistent with the manner in which such items were historically determined and in accordance with GAAP and Arsanis’s audited financial statements and unaudited interim balance sheet;

•

without regard to treatment in Arsanis’s financial statements, any amounts (other than certain transaction expenses) that are then owed and payable to current or former employees, officers, directors, consultants, service providers or other persons pursuant to any indemnification, contribution, reimbursement obligations or similar commitments (whether under an indemnification agreement or otherwise);

•	any unpaid transaction expenses;

•

any notice, termination or consent payments, fines or other payments to be made by Arsanis in order to terminate any existing contract to which Arsanis is a party (assuming in each case that Arsanis has provided any required notice under the applicable contract);

•

unpaid amounts owed or which become owing (or otherwise payable) to Adimab LLC pursuant to that certain Collaboration Agreement by and between Arsanis and Adimab LLC dated May 1, 2011, as amended, solely as a result of consummation of the Merger;

•	unpaid indebtedness, other than up to €8.505 million (Euros) of unpaid indebtedness outstanding under Arsanis’s existing funding agreements with Österreichische Forschungsförderungsgesellschaft mbH;

•	outstanding lease obligations agreed to be equal to $200,000; and

•	all accrued and unpaid taxes of Arsanis and its subsidiaries (estimated with respect to current tax liabilities) and all tax liabilities attributable to Arsanis’s transaction expenses.

Arsanis’s net cash balance is subject to numerous factors, many of which are outside of Arsanis’s control. Additionally, if Arsanis’s net cash the business day prior to the closing date is less than $19.0 million, based on the manner of calculating net cash pursuant to the Merger Agreement, Arsanis would be unable to satisfy a closing condition for the Merger, and X4 could elect to terminate the Merger Agreement or waive the condition. The actual amount of net cash will depend significantly on the timing of the Closing.

Termination

The Merger Agreement may be terminated at any time before the completion of the Merger, whether before or after the required stockholder approvals to complete the Merger have been obtained, as set forth below:

•	by mutual written consent of Arsanis and X4;

•

by either Arsanis or X4 if the Merger shall not have been consummated by May 26, 2019 (the “Outside Date”); provided, however, that this right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been a principal cause of the failure of the Merger to occur on or before the Outside Date; provided, further, however, that, in the event that, subsequent to the Outside Date, Arsanis’s net cash is still being determined in accordance with the terms of the Merger Agreement, X4 shall be entitled to extend the date for termination of the Merger Agreement until the date that is two business days from the date that Arsanis’s net cash is finally determined pursuant to the terms of the Merger Agreement; and provided, further, that the Outside Date shall be extended by 30 days upon request of X4 in the event that the SEC has not declared effective the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part;

•

by either Arsanis or X4 if a court of competent jurisdiction or governmental entity has issued a final and nonappealable order, decree or ruling or taken any other action that permanently restrains, enjoins or otherwise prohibits the Merger;

•

by either Arsanis or X4 if the Special Meeting shall have been held and completed and Arsanis Stockholders shall have taken a final vote and shall not have approved the Merger Agreement or any of the transactions contemplated thereby, including the Merger and the issuance of Arsanis Common Stock to X4 Stockholders in the Merger;

•	by Arsanis, at any time prior to the adoption of the Merger Agreement by the X4 Stockholders, if any of the following circumstances shall occur (each a “X4 Triggering Event”):

•

the X4 Board of Directors withholds, withdraws, amends or modifies its recommendation that the X4 Stockholders approve the Merger in a manner adverse to Arsanis, or approves, endorses, or recommends any competing proposal;

•

after receipt of a competing proposal, the X4 Board of Directors fails to reconfirm its recommendation that Arsanis Stockholders vote to approve the Merger and the issuance of Arsanis Common Stock to X4 Stockholders in connection with the Merger within 10 business days after receipt of a request to do so by Arsanis;

•	the X4 Board of Directors, or a committee thereof, approves or recommends any competing proposal;

•

a tender offer or exchange offer for outstanding shares of X4 Common Stock is commenced (other than by Arsanis or its Affiliate), and the X4 Board of Directors (or any committee thereof) recommends that the stockholders of X4 tender their shares in such tender or exchange offer or, within 10 business after the commencement of such tender offer or exchange offer, the X4 Board of Directors fails to recommend against acceptance of such offer; or

•

X4 materially breaches its non-solicitation obligations and certain obligations related to soliciting the written consent of the X4 Stockholders necessary to adopt the Merger Agreement and approve the Merger and related matters, each as set forth in the Merger Agreement;

•

by X4, at any time prior to the approval by Arsanis Stockholders of the proposals to be considered at the Special Meeting, if any of the following circumstances shall occur (each of the following, an “Arsanis Triggering Event”):

•

Arsanis fails to include in this proxy statement/prospectus/information statement the Arsanis Board of Directors’ recommendation that Arsanis Stockholders vote to approve the Merger, the issuance of Arsanis Common Stock to X4 Stockholders in connection with the Merger and, if applicable, certain other matters as set forth in the Merger Agreement, or withdraws or modifies its recommendation in a manner adverse to X4;

•

after receipt of a competing proposal, the Arsanis Board of Directors fails to reconfirm its recommendation that Arsanis Stockholders vote to approve the Merger, the issuance of Arsanis Common Stock to X4 Stockholders in connection with the Merger and, if applicable, certain other matters as set forth in the Merger Agreement, within 10 business days after receipt of a request to do so by X4;

•	the Arsanis Board of Directors, or a committee thereof, approves or recommends any competing proposal;

•

a tender offer or exchange offer for outstanding shares of Arsanis Common Stock is commenced (other than by X4 or its Affiliate), and the Arsanis Board of Directors (or any committee thereof) recommends that the stockholders of Arsanis tender their shares in such tender or exchange offer or, within 10 business after the commencement of such tender offer or exchange offer, the Arsanis Board of Directors fails to recommend against acceptance of such offer; or

•	Arsanis materially breaches its non-solicitation obligations and proxy solicitation obligations as set forth in the Merger Agreement;

•

by Arsanis or X4 if the other party has materially breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement such that the conditions to the Closing would not be satisfied as of time of such breach or inaccuracy (provided that the party terminating the Merger Agreement is not then in material breach of any of its representations, warranties, covenants or agreements contained in the Merger Agreement), but if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy and the breaching party ceasing to exercise commercially reasonable efforts to cure such breach, if such breach has not been cured;

•

by Arsanis if the written consent of X4 Stockholders necessary to adopt the Merger Agreement and approve the Merger and related matters is not delivered on or prior to 5:00 p.m., New York City time, on the day prior to the Special Meeting; or

•	by either Arsanis or X4 in connection with such party entering into a definitive agreement for a superior competing proposal.

Termination Fee

Fee payable by Arsanis

Arsanis must pay X4 a termination fee of $600,000 if the Merger Agreement is terminated by:

•

X4, at any time prior to the receipt of the Arsanis stockholder approval with respect to the issuance of shares of Arsanis Common Stock pursuant to the Merger, upon the occurrence of an Arsanis Triggering Event;

•	Arsanis in connection with the entry into a definitive agreement for a Superior Proposal; or

•

by either X4 or Arsanis (in the case of termination due to the failure to complete the Merger by the Outside Date) or by X4 (in the case of termination due to Arsanis’s material breach or failure to materially perform) so long as (i) prior to the termination of the Merger Agreement, any person makes an Acquisition Proposal or amends an Acquisition Proposal made prior to the date of the Merger Agreement with respect to Arsanis; and (ii) within 12 months after such termination Arsanis enters into a definitive agreement to consummate (which is consummated, whether or not within or after the 12 month period), or consummates, any Acquisition Proposal (regardless of whether made before or after the termination of the Merger Agreement); provided that the references to 15% in the definition of Acquisition Proposal shall be deemed to be 50%.

Arsanis must reimburse X4 for expenses incurred by X4 in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $175,000, if:

•

the Merger Agreement is terminated by either Arsanis or X4 because, at the meeting of the Arsanis Stockholders, the requisite vote of Arsanis Stockholders to approve the Merger Agreement, the Merger and the issuance of Arsanis Common Stock to X4 Stockholders in the Merger, shall not have been obtained (provided that at such time all of the other conditions have been satisfied, met or waived); or

•

the transactions contemplated at the Closing by the Merger Agreement fail to be consummated solely as a result of a material adverse effect with respect to Arsanis (provided that at such time all of the other conditions have been satisfied, met or waived).

Fee payable by X4

X4 must pay Arsanis a termination fee of $600,000 if the Merger Agreement is terminated by:

•	Arsanis, at any time prior to the receipt of the X4 stockholder approval of the Merger Agreement and the Merger, upon the occurrence of an X4 Triggering Event;

•	X4 in connection with the entry into a definitive agreement for a Superior Proposal; or

•

by either X4 or Arsanis (in the case of termination due to the failure to complete the Merger by the Outside Date) or by Arsanis (in the case of termination due to X4’s material breach or failure to materially perform) so long as (i) prior to the termination of the Merger Agreement, any person makes an Acquisition Proposal or amends an Acquisition Proposal made prior to the date of the Merger Agreement with respect to X4; and (ii) within 12 months after such termination X4 enters into a definitive agreement to consummate (which is consummated, whether or not within or after the 12 month period), or consummates, any Acquisition Proposal (regardless of whether made before or after the termination of the Merger Agreement); provided that the references to 15% in the definition of Acquisition Proposal shall be deemed to be 50%.

X4 must reimburse Arsanis for expenses incurred by Arsanis in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $175,000, if:

•

the Merger Agreement is terminated by Arsanis because the X4 stockholder approval is not obtained by delivery of the Written Consents on or prior to 5:00 p.m., New York City time, on the day prior to the day on which the Arsanis stockholder meeting is held (provided that at such time all of the other conditions have been satisfied, met or waived); or

•

the transactions contemplated at the Closing by the Merger Agreement fail to be consummated solely as a result of a material adverse effect with respect to X4 (provided that at such time all of the other conditions have been satisfied, met or waived).

Amendment

The Merger Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of any of the parties, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Expenses

The Merger Agreement provides all fees and expenses incurred in connection with the Merger Agreement and the transactions proposed under the Merger Agreement shall be paid by the party incurring such expenses, except as described above under “—Termination Fee” or with respect to fees and expenses incurred in relation to the printing and filing with the SEC of the registration statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC, which shall be shared equally.

AGREEMENTS RELATED TO THE MERGER

Support Agreements

In order to induce Arsanis to enter into the Merger Agreement, certain X4 Stockholders are parties to support agreements with Arsanis and X4 pursuant to which, among other things, each of these stockholders agreed, solely in his, her or its capacity as an X4 Stockholder, to vote all of his, her or its shares of X4 Capital Stock in favor of the adoption of the Merger Agreement and approval of the Merger and against any Acquisition Proposal. These X4 Stockholders have also granted Arsanis an irrevocable proxy to vote their respective shares of X4 Capital Stock in accordance with the support agreements. The X4 Stockholders may vote their shares of X4 Capital Stock on all other matters not referred to in such proxy.

The parties to the support agreements with Arsanis include all directors and executive officers of X4 and certain major stockholders of X4, including funds affiliated with Cormorant Global Healthcare Master Fund, L.P. As of December 31, 2018, the X4 Stockholders that are party to support agreements with Arsanis owned approximately 11% of the outstanding shares of X4 Capital Stock on an as converted to common stock basis. Following the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part, X4 has agreed to solicit from the X4 Stockholders, and the X4 Stockholders who are party to the support agreements have agreed to execute, written consents providing for adoption of the Merger Agreement and the approval of the Merger.

Under these support agreements, subject to certain exceptions, such stockholders have also agreed not to sell or transfer their shares of X4 Capital Stock until the earlier of the termination of the Merger Agreement and 180 days following the Closing, subject to certain exceptions. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreement, each person to which any shares of X4 Capital Stock or securities convertible into shares of X4 Capital Stock are so sold or transferred must agree in writing to be bound by the terms and provisions of the support agreement.

In addition, in order to induce X4 to enter into the Merger Agreement, certain Arsanis Stockholders are parties to support agreements with X4 pursuant to which, among other things, each of these stockholders agreed, solely in his, her or its capacity as an Arsanis Stockholder, to vote all of his, her or its shares of Arsanis Common Stock in favor of issuance of shares of Arsanis Common Stock in connection with the Merger and approval of the Merger Agreement and against any Acquisition Proposal. These Arsanis Stockholders have also granted X4 an irrevocable proxy to vote their respective shares of Arsanis Common Stock in accordance with the support agreements. Arsanis Stockholders may vote their shares of Arsanis Common Stock on all other matters not referred to in such proxy.

The Arsanis Stockholders that are party to support agreements with X4 beneficially owned approximately 48% of the outstanding shares of Arsanis Common Stock as of December 31, 2018. The parties to the support agreements with X4 include funds affiliated with Polaris Ventures, funds affiliated with SV Health Investors, LLC, OrbiMed Private Investments IV, LP, Neomed Innovation V L.P. and Dr. Tillman U. Gerngross.

Under these support agreements, subject to certain exceptions, such stockholders have also agreed not to sell or transfer their shares of Arsanis Common Stock until the earlier of the termination of the Merger Agreement and 180 days following the Closing, subject to certain exceptions. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreements, each person to which any shares of Arsanis Common Stock are so sold or transferred must agree in writing to be bound by the terms and provisions of the support agreement.

MATTERS BEING SUBMITTED TO A VOTE OF ARSANIS STOCKHOLDERS

PROPOSAL NO. 1:

APPROVAL OF THE MERGER AND THE ISSUANCE OF COMMON STOCK IN THE MERGER

At the Special Meeting, Arsanis Stockholders will be asked to approve the Merger and the issuance of Arsanis Common Stock to X4 Stockholders pursuant to the Merger Agreement. As of the date of the execution of the Merger Agreement, it was estimated that as a result of the Merger and based on the sample Common Stock Exchange Ratio and Preferred Stock Exchange Ratio of 0.5948, current X4 Securityholders would own, or hold rights to acquire, in the aggregate approximately 69.7% of the Fully Diluted Closing Arsanis Common Stock and current Arsanis Securityholders (excluding for this purpose certain out-of-the-money Arsanis Options and Arsanis Warrants) would own in the aggregate approximately 30.3% of the Fully Diluted Closing Arsanis Common Stock and, in each case, following the Effective Time and subject to adjustment of the Common Stock Exchange Ratio and Preferred Stock Exchange Ratio. The initial estimate of the Exchange Ratios set forth above assumed (i) that Arsanis would have $20.0 million in net cash on the business day immediately prior to the Closing, (ii) Arsanis outstanding shares and options as of the Closing would be equal to 15,116,966 (on a pre-reverse stock split basis and excluding for this purpose certain out-of-the-money Arsanis Options) and (iii) X4 shares as of the Closing would be equal to 58,456,701 (on a fully diluted, as-converted basis).

The Exchange Ratios are calculated using a formula intended to allocate a percentage of the combined organization to existing X4 Securityholders and are subject to change based on changes in Arsanis’s net cash balance on the business day prior to the Closing and the capitalization of Arsanis or X4 immediately prior to the Closing. The provisions for calculating the Common Stock Exchange Ratio assume a pre-transaction valuation of $115.0 million for X4’s business and $50.0 million for Arsanis’s business. In the case of Arsanis, the pre-transaction valuation is subject to downward or upward adjustment to the extent Arsanis’s net cash balance as of the business day prior to the Closing is above or below $20.0 million. Arsanis currently estimates, assuming for this purpose a closing date of February 28, 2019, that (i) it will have approximately $23.9 million in net cash on the business day prior to the Closing, (ii) Arsanis outstanding shares and options as of the Closing will be equal to 15,123,802 (on a pre-reverse stock split basis and excluding for this purpose certain out-of-the-money Arsanis Options) and (iii) the X4 shares as of the Closing on a fully diluted and as-converted to X4 Common Stock basis will be equal to 58,364,200. Accordingly, it is currently estimated that the Common Stock Exchange Ratio at Closing will be approximately 0.5529 and, because each share of X4 Preferred Stock is convertible into one share of X4 Common Stock, the Preferred Stock Exchange Ratio is expected to be equal to the Common Stock Exchange Ratio. Based solely on such Common Stock Exchange Ratio and Preferred Stock Exchange Ratio, at Closing: (a) X4 Securityholders as of immediately prior to the Merger will own approximately 68.1% of the Fully Diluted Closing Arsanis Common Stock, and (b) Arsanis Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money Arsanis Options and Arsanis Warrants) will own approximately 31.9% of the Fully Diluted Closing Arsanis Common Stock in each case, subject to adjustment of the Exchange Ratios as set forth in the Merger Agreement and described herein. There will be an aggregate of approximately 2.4 million shares available for issuance under the Arsanis 2017 Plan, the 2017 ESPP and the X4 Plan as of immediately prior to the Merger, subject to adjustment of the Exchange Ratios as set forth in the Merger Agreement and described herein.

As described above, changes in the amount of Arsanis’s net cash between the signing of the Merger Agreement and the Closing could result in relative ownership percentages that are different than those described above.

Arsanis and X4 refer you to the terms of, reasons for and other aspects of the Merger Agreement, the Merger and the issuance of Arsanis Common Stock in the Merger, which are described in detail in the other sections in this proxy statement/prospectus/information statement. A copy of the Merger Agreement is attached to this proxy statement/prospectus/information statement as Annex A.

Required Vote

The affirmative vote of holders of shares of Arsanis’s stock having a majority in voting power of the votes cast by the holders of all of the shares of Arsanis’s stock present or represented at the Special Meeting and voting affirmatively or negatively on the matter is required to approve Proposal No. 1.

THE ARSANIS BOARD OF DIRECTORS RECOMMENDS THAT THE ARSANIS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE MERGER AND THE ISSUANCE OF ARSANIS COMMON STOCK PURSUANT TO THE MERGER AGREEMENT.

PROPOSAL NO. 2:

APPROVAL OF AN AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION OF ARSANIS EFFECTING THE REVERSE STOCK SPLIT

General

At the Special Meeting, Arsanis Stockholders will be asked to approve an amendment to the restated certificate of incorporation of Arsanis effecting the Reverse Stock Split. Upon the effectiveness of the amendment to the restated certificate of incorporation of Arsanis effecting the Reverse Stock Split (the “Split Effective Time”), the issued shares of Arsanis Common Stock immediately prior to the Split Effective Time will be reclassified into a smaller number of shares such that an Arsanis Stockholder will own one new share of Arsanis Common Stock for every four (4) to eight (8) shares (or any number in between, with the exact ratio of the Reverse Stock Split to be determined as described below) of issued Arsanis Common Stock held by that stockholder immediately prior to the Split Effective Time.

If Proposal No. 2 is approved, the Reverse Stock Split would become effective on or about the Closing. If the Merger is not approved or consummated, the Arsanis Board of Directors would elect to proceed with the Reverse Stock Split even in the absence of completion of the Merger. The Arsanis Board of Directors may effect only one reverse stock split in connection with this Proposal No. 2. Assuming that the Merger is approved, the exact ratio of the Reverse Stock Split will be determined by agreement of the boards of directors of Arsanis and X4 prior to the Split Effective Time and will be publicly announced by Arsanis prior to such Split Effective Time. If the Merger is not approved, such ratio will be determined by the Arsanis Board of Directors. Arsanis believes that enabling the boards of directors of Arsanis and X4 (or the Arsanis Board of Directors, as the case may be) to set the ratio of the Reverse Stock Split within the stated range will provide it with the flexibility to implement the Reverse Stock Split in a manner designed to maximize the anticipated benefits for the Arsanis Stockholders. In determining a ratio of the Reverse Stock Split, if any, following the receipt of stockholder approval, the boards of directors of Arsanis and X4 (or the Arsanis Board of Directors, as the case may be) may consider, among other things, factors such as:

•	the historical trading prices and trading volume of Arsanis Common Stock;

•	the number of shares of Arsanis Common Stock outstanding;

•

the then-prevailing trading price and trading volume of Arsanis Common Stock and the anticipated or actual impact of the Reverse Stock Split on the trading price and trading volume for Arsanis Common Stock;

•	the anticipated impact of a particular ratio on its ability to reduce administrative and transactional costs; and

•	prevailing general market and economic conditions.

Arsanis reserves the right to elect to abandon the Reverse Stock Split, including any or all proposed ratios for the Reverse Stock Split, if it determines, in its sole discretion, that the Reverse Stock Split is no longer in the best interests of Arsanis and the Arsanis Stockholders.

The Reverse Stock Split would also proportionately reduce the number of authorized shares of Arsanis Common Stock. The Reverse Stock Split will not change the number of authorized shares of Arsanis preferred stock. The Reverse Stock Split will not change the par value of the Arsanis Common Stock or the Arsanis preferred stock.

Purpose

The Arsanis Board of Directors approved the proposal approving the amendment to the restated certificate of incorporation of Arsanis effecting the Reverse Stock Split for the following reasons:

•

the Arsanis Board of Directors believes effecting the Reverse Stock Split may be an effective means of ensuring that the combined organization can satisfy the initial listing requirements for the Arsanis Common Stock on the Nasdaq Global Market, thereby avoiding a delisting;

•

the Arsanis Board of Directors believes that, even if the Merger is not approved or consummated, effecting the Reverse Stock Split may be an effective means to ensure that Arsanis can satisfy the continued listing requirements for the Nasdaq Global Market; and

•	the Arsanis Board of Directors believes a higher stock price may help generate investor interest in Arsanis and help Arsanis attract and retain employees.

Requirements for Listing on the Nasdaq Global Market

As of the date of this proxy statement/prospectus/information statement, the Arsanis Common Stock is listed on the Nasdaq Global Market under the symbol “ASNS.”

According to Nasdaq rules, a Nasdaq-listed issuer must apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require Arsanis to have, among other things, a $4.00 per share minimum bid price upon the Closing. Arsanis may not be able to meet the $4.00 per share minimum bid price requirement of the Nasdaq Global Market unless it effects a reverse stock split to increase the per share market price of Arsanis Common Stock.

In addition, the standards of the Nasdaq Global Market require Arsanis to maintain, among other things, a $1.00 per share minimum bid price in order to stay in compliance with specified continued listing requirements that are currently in effect, and that would remain in effect if the Merger is not approved or consummated.

Potential Increased Investor Interest and Ability to Attract and Retain Employees

On February 11, 2019, the closing sale price of Arsanis Common Stock on the Nasdaq Global Market was $2.61 per share. An investment in Arsanis Common Stock at this price may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, the Arsanis Board of Directors believes that most investment funds are reluctant to invest in lower priced stocks and that Arsanis may be able to more successfully attract and retain employees with a higher stock price.

Reducing the number of outstanding shares of Arsanis Common Stock through the Reverse Stock Split is intended, absent other factors, to increase the per-share market price of Arsanis Common Stock. However, Arsanis cannot predict whether the Reverse Stock Split will increase the market price of the Arsanis Common Stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

•

the market price per share of Arsanis Common Stock after the Reverse Stock Split will rise in proportion to the reduction in the number of shares of Arsanis Common Stock outstanding before the Reverse Stock Split or that the market price of Arsanis Common Stock will not decrease in the future;

•	the Reverse Stock Split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

•	the Reverse Stock Split will result in a per share price that will increase the ability of Arsanis to attract and retain employees; or

•

Arsanis will meet the requirements of Nasdaq for inclusion for trading on the Nasdaq Global Market, including the $4.00 minimum bid price upon the Closing or the $1.00 minimum bid price if the Merger is not approved or consummated.

The market price of Arsanis Common Stock will also be based on the performance of Arsanis, market conditions, the market’s perception of the combined organization’s business and other factors which are unrelated to the number of shares outstanding. If the Reverse Stock Split is effected and the market price of Arsanis Common Stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Arsanis may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Arsanis Common Stock could be adversely affected by the reduced number of shares that would be outstanding after the Reverse Stock Split.

Effects of the Reverse Stock Split

The amendment to the restated certificate of incorporation of Arsanis effecting the Reverse Stock Split is set forth in Annex D to this proxy statement/prospectus/information statement.

Depending on the ratio for the Reverse Stock Split determined by the boards of directors of Arsanis and X4 (or the Arsanis Board of Directors, as the case may be), a minimum of every four (4) and a maximum of every eight (8) shares of issued Arsanis Common Stock will be combined into one new share of Arsanis Common Stock. Based on 14,572,246 shares of Arsanis Common Stock outstanding as of January 11, 2019, the Record Date for the Special Meeting, immediately following the Reverse Stock Split Arsanis would have approximately 3,643,061 shares of Arsanis Common Stock issued and outstanding if the ratio for the Reverse Stock Split is 1-for-4, 1,821,530 shares of Arsanis Common Stock issued and outstanding if the ratio for the Reverse Stock Split is 1-for-8 and, if another ratio is selected within such range a number of shares of Arsanis Common Stock outstanding of between 1,821,530 and 3,643,061 shares, excluding for this purpose shares to be issued to stockholders of X4 in the Merger and any shares to be issued in the Potential Financing. The actual number of shares issued and outstanding after giving effect to the Reverse Stock Split, if implemented, will depend on the ratio for the Reverse Stock Split that is ultimately determined by the boards of directors of Arsanis and X4 (or the Arsanis Board of Directors, as the case may be).

The Reverse Stock Split will be effected simultaneously for all outstanding shares of Arsanis Common Stock. The Reverse Stock Split will affect all of the Arsanis Stockholders uniformly and will not affect any Arsanis Stockholder’s percentage ownership interests in Arsanis, except that, as described below under “—Fractional Shares,” record holders of Arsanis Common Stock otherwise entitled to a fractional share as a result of the Reverse Stock Split will receive cash in lieu of such fractional share. In addition, the Reverse Stock Split will not affect any Arsanis Stockholder’s proportionate voting power (subject to the treatment of fractional shares). Arsanis Common Stock issued pursuant to the Reverse Stock Split will remain fully paid and nonassessable. The Reverse Stock Split does not affect the total proportionate ownership of Arsanis following the Merger or otherwise. The Reverse Stock Split will not affect Arsanis continuing to be subject to the periodic reporting requirements of the Exchange Act.

The Reverse Stock Split may result in some stockholders owning “odd lots” of less than 100 shares of Arsanis Common Stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots” of even multiples of 100 shares.

After the Split Effective Time, Arsanis Common Stock will have a new Committee on Uniform Securities Identification Procedures (CUSIP) number, which is a number used to identify equity securities, and stock certificates with the older CUSIP numbers will need to be exchanged for stock certificates with the new CUSIP numbers by following the procedures described below.

The Reverse Stock Split would also proportionately reduce the number of authorized shares of Arsanis Common Stock. The Reverse Stock Split will not change the number of authorized shares of preferred stock. The Reverse Stock Split will not change the par value of the Arsanis Common Stock or the preferred stock.

Beneficial Holders of Arsanis Common Stock (i.e. stockholders who hold in street name)

For purposes of implementing the Reverse Stock Split, Arsanis intends to treat shares held by Arsanis Stockholders through a bank, broker, custodian or other nominee in the same manner as registered Arsanis Stockholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding Arsanis Common Stock in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the Reverse Stock Split. Arsanis Stockholders who hold shares of Arsanis Common Stock with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Registered “Book-Entry” Holders of Arsanis Common Stock (i.e. stockholders that are registered on Arsanis’s transfer agent’s books and records but do not hold stock certificates)

Certain registered holders of Arsanis Common Stock may hold some or all of their shares electronically in book-entry form with Arsanis’s transfer agent. These stockholders do not have stock certificates evidencing their ownership of the Arsanis Common Stock. They are, however, provided with a periodic statement reflecting the number of shares registered in their accounts.

Arsanis Stockholders who hold shares electronically in book-entry form with Arsanis’s transfer agent will not need to take further action to receive whole shares of post-Reverse Stock Split common stock, because the exchange will be automatic.

Exchange of Stock Certificates

If the Reverse Stock Split is effected, Arsanis Stockholders holding certificated shares (i.e., shares represented by one or more physical stock certificates) will be requested to exchange their old stock certificate(s) (“Old Certificate(s)”) for shares held in book-entry form through the Depository Trust Company’s Direct Registration System representing the appropriate number of whole shares of Arsanis Common Stock resulting from the Reverse Stock Split. Stockholders of record upon the Split Effective Time will be furnished the necessary materials and instructions for the surrender and exchange of their Old Certificate(s) at the appropriate time by Arsanis’s transfer agent, Computershare Trust Company, N.A. Arsanis Stockholders will not have to pay any transfer fee or other fee in connection with such exchange. As soon as practicable after the Split Effective Time, Arsanis’s transfer agent will send a transmittal letter to each stockholder advising such holder of the procedure for surrendering Old Certificate(s) in exchange for new shares held in book-entry form. Old Certificate(s) representing pre-split shares cannot be used for either transfers or deliveries. Accordingly, Arsanis Stockholders must exchange their Old Certificate(s) in order to effect transfers or deliveries of their shares.

ARSANIS STOCKHOLDERS SHOULD NOT SEND THEIR OLD CERTIFICATES NOW. ARSANIS STOCKHOLDERS SHOULD SEND THEM ONLY AFTER RECEIVING A LETTER OF TRANSMITTAL FROM ARSANIS’S TRANSFER AGENT.

As soon as practicable after the surrender to Arsanis’s transfer agent of any Old Certificate(s), together with a properly completed and duly executed transmittal letter and any other documents Arsanis’s transfer agent may specify, the transfer agent will have its records adjusted to reflect that the shares represented by such Old Certificate(s) are held in book-entry form in the name of such person.

Until surrendered as contemplated herein, an Arsanis Stockholder’s Old Certificate(s) shall be deemed at and after the Split Effective Time to represent the number of whole shares of Arsanis Common Stock resulting from the Reverse Stock Split.

Any Arsanis Stockholder whose Old Certificate(s) have been lost, destroyed or stolen will be entitled to new shares in book-entry form only after complying with the requirements that Arsanis and its transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

No service charges, brokerage commissions or transfer taxes shall be payable by any holder of any Old Certificate, except that if any book-entry shares are to be issued in a name other than that in which the Old Certificate(s) are registered, it will be a condition of such issuance that (1) the person requesting such issuance must pay to Arsanis any applicable transfer taxes or establish to its satisfaction that such taxes have been paid or are not payable, (2) the transfer complies with all applicable federal and state securities laws, and (3) the surrendered certificate is properly endorsed and otherwise in proper form for transfer.

Any Arsanis Stockholder who wants to continue holding certificated shares may request new certificate(s) from Arsanis’s transfer agent.

Fractional Shares

No fractional shares will be issued in connection with the Reverse Stock Split. Arsanis Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-reverse split shares for which each post-reverse split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Arsanis Common Stock on the Nasdaq Global Market on the date immediately preceding the Split Effective Time. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.

Arsanis Stockholders should be aware that, under the escheat laws of the various jurisdictions where Arsanis Stockholders reside, where Arsanis is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Arsanis or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, Arsanis Stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Effect of the Reverse Stock Split on Employee Plans, Options and Restricted Stock Awards

Pursuant to the various instruments governing Arsanis’s then outstanding restricted stock and stock option awards to purchase Arsanis Common Stock, in connection with any Reverse Stock Split, the Arsanis Board of Directors will reduce the number of shares of Arsanis Common Stock issuable upon the exercise of such stock options, and reduce the number of shares subject to restriction pursuant to such restricted stock awards, in proportion to the ratio of the Reverse Stock Split and proportionately increase the exercise price of outstanding stock options. In connection with such proportionate adjustments, the number of shares of Arsanis Common Stock issuable upon exercise or conversion of outstanding stock awards and stock options will be rounded down to the nearest whole share and the exercise prices will be rounded up to the nearest cent, and no cash payment will be made in respect of such rounding.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following discussion is a summary of the material U.S. federal income tax consequences of the proposed Reverse Stock Split to U.S. Holders (as defined below) of Arsanis Common Stock. This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of Arsanis Common Stock. Arsanis has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the proposed Reverse Stock Split.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Arsanis Common Stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

This discussion is limited to U.S. Holders who hold their Arsanis Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of a U.S. Holder, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income or the application of the constructive sale provisions of the Code, the “qualified small business stock” provisions of Section 1202 of the Code, the “Section 1244 stock” provisions of Section 1244 of the Code, or special rules relevant to tax-qualified retirement plans. In addition, it does not address consequences relevant to U.S. Holders that are subject to special rules, including, without limitation:

•	persons who are not U.S. Holders;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	persons holding Arsanis Common Stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	tax-exempt organizations or governmental organizations; and

•	persons who actually or constructively own 10% or more of Arsanis voting stock.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of Arsanis Common Stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships (and other entities treated as partnerships for U.S. federal income tax purposes) holding Arsanis Common Stock and the partners in such entities should consult their tax advisors regarding the U.S. federal income tax consequences of the proposed Reverse Stock Split to them.

In addition, the following discussion does not address the U.S. federal estate and gift tax laws or any applicable state, local or non-U.S. tax law consequences of the proposed Reverse Stock Split. Furthermore, the following discussion does not address any tax consequences of transactions effected before, after or at the same time as the proposed Reverse Stock Split, whether or not they are in connection with the proposed Reverse Stock Split.

HOLDERS OF ARSANIS COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PROPOSED REVERSE STOCK SPLIT ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Consequences of the Reverse Stock Split

The proposed Reverse Stock Split should constitute a “recapitalization” for U.S. federal income tax purposes pursuant to Section 368(a)(1)(E) of the Code. As a result, a U.S. Holder generally should not recognize gain or loss upon the proposed Reverse Stock Split for U.S. federal income tax purposes, except with respect to cash received in lieu of a fractional share of Arsanis Common Stock, as discussed below. A U.S. Holder’s aggregate adjusted tax basis in the shares of Arsanis Common Stock received pursuant to the proposed Reverse Stock Split should equal the aggregate adjusted tax basis of the shares of the Arsanis Common Stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Arsanis Common Stock), and such U.S. Holder’s holding period in the shares of Arsanis Common Stock received should include the holding period in the shares of Arsanis Common Stock surrendered. U.S. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Arsanis Common Stock surrendered to the shares of Arsanis Common Stock received in a recapitalization pursuant to the proposed Reverse Stock Split. U.S. Holders of shares of Arsanis Common Stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Cash in Lieu of Fractional Shares

A U.S. Holder that receives cash in lieu of a fractional share of Arsanis Common Stock pursuant to the proposed Reverse Stock Split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder’s aggregate adjusted tax basis in the shares of Arsanis Common Stock surrendered that is allocated to such fractional share of Arsanis Common Stock. Such capital gain or loss should be long-term capital gain or loss if the U.S. Holder’s holding period for Arsanis Common Stock surrendered exceeded one year at the Split Effective Time.

Information Reporting and Backup Withholding

Payments of cash made in lieu of a fractional share of Arsanis Common Stock may, under certain circumstances, be subject to information reporting and backup withholding. To avoid backup withholding, each holder of Arsanis Common Stock that does not otherwise establish an exemption should furnish its taxpayer identification number and comply with the applicable certification procedures.

Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. Holders of Arsanis Common Stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Required Vote

The affirmative vote of holders of a majority of the shares of Arsanis Common Stock outstanding on the Record Date for the Special Meeting and entitled to vote is required to approve the amendment to the restated certificate of incorporation of Arsanis effecting the Reverse Stock Split, at a ratio mutually agreed to by Arsanis and X4 (or determined by the Arsanis Board of Directors, as the case may be) in the range of one new share for every four (4) to eight (8) shares outstanding (or any number in between).

THE ARSANIS BOARD OF DIRECTORS RECOMMENDS THAT ARSANIS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE AN AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION OF ARSANIS EFFECTING THE REVERSE STOCK SPLIT.

PROPOSAL NO. 3:

APPROVAL OF AN AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION OF ARSANIS EFFECTING THE ARSANIS NAME CHANGE

At the Special Meeting, Arsanis Stockholders will be asked to approve an amendment to the restated certificate of incorporation of Arsanis to effect the Arsanis Name Change. The primary reason for the corporate name change is that management believes this will allow for brand recognition of X4’s product candidates and product candidate pipeline following the consummation of the Merger. Moreover, Arsanis’s management believes that the current name will no longer accurately reflect the business of Arsanis and the mission of Arsanis subsequent to the consummation of the Merger.

Required Vote

The affirmative vote of holders of a majority of the shares of Arsanis Common Stock outstanding on the Record Date for the Special Meeting and entitled to vote is required to approve the amendment to the restated certificate of incorporation effecting the Arsanis Name Change.

This Proposal No. 3 is conditioned upon the consummation of the Merger. If the Merger is not completed or the Arsanis Stockholders do not approve Proposal No. 3, Arsanis’s name will not be changed pursuant to this proposal.

THE ARSANIS BOARD OF DIRECTORS RECOMMENDS THAT ARSANIS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO APPROVE AN AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION OF ARSANIS EFFECTING THE ARSANIS NAME CHANGE.

PROPOSAL NO. 4:

APPROVAL OF THE POTENTIAL FINANCING

Overview

Over the next several months, Arsanis currently expects to seek to raise additional capital to fund the research and development programs and working capital requirements described elsewhere in this proxy statement/prospectus/information statement and to enhance the overall capitalization of Arsanis and the combined organization following the Merger. Nonetheless, Arsanis has yet to determine the particular terms for any such offering.

Arsanis is asking its stockholders to approve, for purposes of the Nasdaq Listing Rules defined and described further below, one or more private or registered offerings of up to 45.0 million shares of Arsanis Common Stock, and/or securities convertible into or exercisable for shares of Arsanis Common Stock, in the aggregate (subject to adjustment for any stock split, recapitalization or reverse stock split (including the Reverse Stock Split) effected prior to the offerings), for gross proceeds of up to $60.0 million with a maximum 30.0% effective discount to the market price of Arsanis Common Stock at the time of entering into binding agreement(s) for the issuance (the “Potential Financing”). Arsanis expects to have a sufficient number of securities authorized for issuance in connection with the Potential Financing. The maximum number of shares to be issued in the Potential Financing is presented for the purpose of this Proposal No. 4 without giving effect to the proposed Reverse Stock Split. This authorization will only be valid through June 9, 2019, which is the 90th day following the date of the Special Meeting. The Potential Financing may have such other terms as the Arsanis Board of Directors deems to be in the best interests of Arsanis and the Arsanis Stockholders, which additional terms shall not be inconsistent with the foregoing.

The Nasdaq Shareholder Approval Rule

As of the date of this proxy statement/prospectus/information statement, shares of Arsanis Common Stock are listed on the Nasdaq Global Market and, accordingly, Arsanis is subject to certain rules of The Nasdaq Stock Market LLC which govern listing requirements and corporate governance (the “Nasdaq Listing Rules”). The Potential Financing involves the issuance or potential issuance of Arsanis’s securities in transactions and/or amounts that could trigger certain requirements for stockholder approval under the Nasdaq Listing Rules as described below.

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The Nasdaq Acquisition Rule. Nasdaq Listing Rule 5635(a) requires stockholder approval prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (1) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (2) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

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The Nasdaq “Change in Control” Rule. Nasdaq Listing Rule 5635(b) requires stockholder approval when any issuance or potential issuance will result in a “change of control” of the issuer (which may be deemed to occur if after a transaction a single investor or affiliated investor group acquires, or has the right to acquire, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer and such ownership would be the largest ownership position of the issuer). Stockholders should note that a “change of control” as described under Rule 5635(b) applies only with respect to the application of such rule, and does not constitute a “change of control” for purposes of Delaware law, Arsanis’s organizational documents, or any other purpose.

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The Nasdaq 20% Rule. Nasdaq Listing Rule 5635(d) requires stockholder approval prior to the issuance of securities in connection with a transaction other than a public offering involving the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) at a price that is the lower of (1) the closing price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement, or (2) the average closing price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement, which alone or together with sales by officers, directors or substantial stockholders of the company, equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance.

Arsanis refers to Nasdaq Listing Rules 5635(a), (b) and (d) collectively herein as the “Nasdaq Shareholder Approval Rule.”

Because the Potential Financing may require approval under the Nasdaq Shareholder Approval Rule, Arsanis is seeking stockholder approval at the Special Meeting so that Arsanis or the combined organization will be able to take full advantage of opportunities that may develop in the equity markets.

Stockholder approval of this Proposal No. 4 will constitute stockholder approval for purposes of Nasdaq Listing Rules 5635(a), (b) and (d).

Information Related to the Potential Financing

Arsanis has not yet identified investors or arrived at any specific terms or conditions for the Potential Financing, and it currently has no arrangements or understandings regarding any specific transaction with investors. Arsanis cannot predict whether it will be successful should it seek to raise capital through the Potential Financing or otherwise.

Although there will be no initial dilutive effect on Arsanis Stockholders or X4 Stockholders if the Arsanis Stockholders approve this Proposal No. 4, the issuance of shares of Arsanis Common Stock, or other securities convertible into or exercisable for shares of Arsanis Common Stock, in the Potential Financing would dilute, and thereby reduce, each existing Arsanis Stockholder’s and X4 Stockholder’s proportionate ownership of Arsanis Common Stock. The Arsanis Board of Directors has not yet determined the terms and conditions of the Potential Financing and, as a result, the level of potential dilution cannot be determined at this time. It is possible that some of the securities sold by Arsanis in the Potential Financing could be purchased by one or more investors who could acquire a large block of Arsanis Common Stock. This could concentrate voting power in the hands of a few stockholders who could exercise greater influence on the combined organization’s operations or the outcome of matters put to a vote of stockholders in the future.

The sale of Arsanis securities in a Potential Financing could materially and adversely affect the market price of Arsanis Common Stock. The issuance of shares of Arsanis Common Stock in one or more offerings could also have an anti-takeover effect. Such issuance could dilute the voting power of a person seeking control of Arsanis, thereby deterring or rendering more difficult a merger, tender offer, proxy contest or an extraordinary corporate transaction opposed by Arsanis.

Arsanis may sell the securities in the Potential Financing through agents, underwriters, dealers or directly to purchasers. Arsanis will receive the proceeds from the sale of its securities, less any commissions or other selling expenses of agents, underwriters, finders or dealers. Arsanis cannot determine what the actual net proceeds of any Potential Financing will be until completed. If all or part of any Potential Financing is completed, Arsanis anticipates that the net proceeds will be used for the combined organization’s clinical and product development activities and for other working capital and general corporate purposes.
As of the date of this proxy statement/prospectus/information statement, (i) OrbiMed Private Investments IV, LP (or entities affiliated therewith), which as of December 31, 2018, beneficially owned 12.8% of Arsanis Common Stock and may beneficially own 5% or more of the combined organization’s common stock immediately following the Merger and whose affiliate, Carl L. Gordon, is currently a director of Arsanis, and (ii)

Cormorant Global Healthcare Master Fund, L.P. (or entities affiliated therewith), which as of December 31, 2018, beneficially owned 6.2% of X4 Common Stock and may beneficially own 5% or more of the combined organization’s common stock immediately following the Merger, have indicated an interest in purchasing Arsanis securities in the Potential Financing. However, because indications of interest are not binding agreements or commitments to purchase, either of these stockholders may determine not to purchase any shares in the Potential Financing.

In the event that Arsanis does seek to raise additional capital through the Potential Financing, Arsanis is seeking stockholder approval at the Special Meeting so that Arsanis and the combined organization can effectively comply with the Nasdaq Shareholder Approval Rule in the future. If approval of this Proposal No. 4 is obtained, Arsanis does not plan to seek any additional approval of its stockholders with respect to the Potential Financing unless otherwise required.

Required Vote

The affirmative vote of holders of shares of Arsanis’s stock having a majority in voting power of the votes cast by the holders of all of the shares of Arsanis’s stock present or represented at the Special Meeting and voting affirmatively or negatively on the matter is required to approve Proposal No. 4.

This Proposal No. 4 is conditioned upon the consummation of the Merger. If the Merger is not completed or the Arsanis Stockholders do not approve Proposal No. 1, Proposal No. 4 will not be implemented and the Potential Financing will not be completed.

THE ARSANIS BOARD OF DIRECTORS RECOMMENDS THAT THE ARSANIS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 4 TO APPROVE, FOR PURPOSES OF NASDAQ LISTING RULES 5635(a), (b) AND (d), THE SALE OF SHARES OF ARSANIS COMMON STOCK AND/OR SECURITIES CONVERTIBLE INTO OR EXERCISABLE FOR ARSANIS COMMON STOCK AS DESCRIBED IN THIS PROPOSAL NO. 4.

PROPOSAL NO. 5:

APPROVAL OF POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING

If Arsanis fails to receive a sufficient number of votes to approve Proposal Nos. 1, 2, 3 or 4, Arsanis may propose to adjourn the Special Meeting, for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve Proposal Nos. 1, 2, 3 or 4. Arsanis currently does not intend to propose adjournment at the Special Meeting if there are sufficient votes to approve Proposal Nos. 1, 2, 3 or 4.

Required Vote

The affirmative vote of holders of shares of Arsanis’s stock having a majority in voting power of the votes cast by the holders of all of the shares of Arsanis’s stock present or represented by proxy at the Special Meeting and voting affirmatively or negatively on the matter is required to approve the adjournment of the Special Meeting for the purpose of soliciting additional proxies to approve Proposal Nos. 1, 2, 3 or 4.

THE ARSANIS BOARD OF DIRECTORS RECOMMENDS THAT THE ARSANIS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 5 TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1, 2, 3 or 4.

ARSANIS BUSINESS

Overview

Arsanis is a clinical-stage biopharmaceutical company that has historically focused on applying monoclonal antibody, or mAb, immunotherapies to address serious infectious diseases. Arsanis possesses a deep understanding of the pathogenesis of infection paired with access to what Arsanis believes to be some of the most advanced mAb discovery techniques and platforms available today. The Company’s pipeline is comprised of mAbs targeting multiple serious bacterial and viral pathogens, including Staphylococcus aureus (S. aureus) and respiratory syncytial virus, or RSV.

On June 28, 2018, Arsanis announced the discontinuation of its Phase 2 clinical trial of ASN100 for the prevention of S. aureus pneumonia in high-risk, mechanically ventilated patients following the completion of a planned interim analysis of unblinded trial data for 118 patients by an independent data review committee, or DRC. Based on the results of this analysis, the DRC determined that the trial was futile, meaning that it was not likely to meet its primary end-point upon completion, and recommended that trial enrollment be discontinued. During the third quarter of 2018, Arsanis completed follow-up visits on patients dosed in the trial per the study protocol, and during the fourth quarter of 2018, Arsanis completed its analysis of the complete dataset from the 154 patients that were enrolled in the trial. Arsanis is currently exploring potential collaborations or out-licensing opportunities for the potential continued development of ASN100.

Following its discontinuation of ASN100 clinical development, in August 2018 Arsanis announced that it was considering strategic options that may potentially result in changes to its business strategy and future operations and the Arsanis Board of Directors approved a reduction in workforce to reduce operating costs and better align its workforce with the needs of its business following its discontinuation of the clinical development of ASN100. As part of this August planned reduction in workforce, Arsanis has eliminated 19 positions across the company, representing approximately 44% of its workforce.

Following an extensive process of evaluating strategic alternatives for Arsanis and identifying and reviewing potential candidates for a strategic acquisition or other transaction, on November 26, 2018, Arsanis and X4 entered into the Merger Agreement. If the Merger is completed, the business of X4 will continue as the business of the combined organization, as described in the section titled “X4 Business” in this proxy statement/prospectus/information statement. Arsanis expects to devote significant time and resources to completion of the Merger. However, there can be no assurance that such activities will result in the completion of the Merger. Further, the completion of the Merger ultimately may not deliver the anticipated benefits or enhance shareholder value.

X4 has expressed interest in retaining certain members of Arsanis’s staff including its scientific team in Vienna, Austria, a team which has deep expertise in the research of virally-mediated infections.

Arsanis’s Business and Programs

ASN100

ASN100 is a combination of two fully human mAbs that are co-administered intravenously to neutralize the six cytotoxins critical to S. aureus pneumonia pathogenesis. Only recently has it become fully understood that S. aureus bacteria propagate disease in the lung through the production of up to six pathogenic cytotoxins that damage human lung tissue and destroy human immune cells. Antibiotics do not address these cytotoxins and can actually increase their production. ASN100 was developed by Arsanis specifically to neutralize the six cytotoxins critical to S. aureus pneumonia pathogenesis, a scientific advancement that has not previously been achieved.

In 2016 Arsanis successfully completed a Phase 1 single ascending dose clinical trial in 52 healthy volunteers to assess the safety, tolerability and pharmacokinetics of ASN100, both in the bloodstream and the lung. ASN100 was well tolerated across all doses tested and no dose-limiting toxicities were observed. ASN100 plasma half-life exceeded three weeks and lung concentrations were above levels required for cytotoxin neutralization based on pharmacokinetic and pharmacodynamic modeling. In 2017, Arsanis initiated the ASN100 Phase 2 clinical trial, a double-blind, placebo-controlled superiority trial evaluating the efficacy and safety of ASN100 for the prevention of S. aureus pneumonia in high-risk, mechanically ventilated patients. The primary efficacy endpoint of the trial was the proportion of patients who develop S. aureus pneumonia through 21 days after dosing. The trial was designed to detect a 50% reduction in the occurrence of S. aureus pneumonia in the ASN100 arm when compared to placebo. On June 28, 2018, Arsanis announced the discontinuation of the Phase 2 trial following the completion of a planned interim analysis of unblinded trial data for 118 patients by the DRC. Based on the results of this analysis, the DRC determined that the trial was futile, meaning that it was not likely to meet its primary end-point upon completion, and recommended that trial enrollment be discontinued.

During the fourth quarter of 2018, Arsanis completed its analysis of the complete dataset from the 154 patients that were enrolled in the Phase 2 trial, and the modified intent to treat population included 76 patients in the ASN100 arm and 76 patients in the placebo arm. The trial failed to achieve the primary efficacy endpoint, as there was no statistical difference in the occurrence of S. aureus pneumonia prior to Day 22 between the ASN100 (5/76, 6.6%) and placebo arms (7/76, 9.2%).

ASN500

ASN500 is a mAb targeting RSV, a virus that can cause serious respiratory tract infections in young children and elderly and immunocompromised patients. Arsanis believes ASN500, which it is developing for the prevention of RSV infection, will have the potential to offer benefits over existing preventive therapies in terms of potency, dosing strategy, manufacturing and route of administration, to better serve both new and existing target populations. The ASN500 program is currently in preclinical development and Phase 1 clinical trials are expected to commence in the first half of 2020. This program has been principally funded to date under a grant agreement between Arsanis and the Bill & Melinda Gates Foundation.

Gram Negative Programs

Arsanis’s preclinical stage Gram-negative mAb programs, ASN300 for Klebsiella pneumoniae and ASN200 for Escherichia coli, were outlicensed to subsidiaries of Bravos Biosciences, LLC during the first half of 2018. In December 2018, Arsanis entered into a patent license and option agreement with Janssen Pharmaceuticals, Inc., or Janssen, pursuant to which Arsanis granted to Janssen (i) a non-exclusive license to specified patents in the Arsanis portfolio related to the ASN200 E. coli program, and (ii) an option for Janssen to acquire these patents in the future if specified conditions are met.

Competition

The biopharmaceutical industry is characterized by rapidly advancing technologies, intense competition and strong emphasis on proprietary products. While Arsanis believes that its technology, knowledge, experience and scientific resources provide competitive advantages, Arsanis faces potential competition from many sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and government agencies and public and private research institutions. Any product candidates that Arsanis successfully develops and commercializes will compete with existing therapies and new therapies that may become available in the future.

Some of Arsanis’s competitors, either alone or with their strategic partners, have substantially greater financial, technical and human resources and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of treatments and commercializing those treatments. These same competitors may invent technology that competes with its product candidates.

Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of Arsanis’s competitors. These competitors also compete with Arsanis in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and subject registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, Arsanis’s programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Arsanis expects any products that it develops and commercializes to compete on the basis of, among other things, efficacy, safety, health-economic benefit, convenience of administration and delivery, price, the level of generic or biosimilar competition and the availability of adequate reimbursement from government and other third-party payors.

Arsanis’s commercial opportunity could be reduced or eliminated if its competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that Arsanis may develop. Arsanis’s competitors also may obtain FDA or other regulatory approval for their products more rapidly than Arsanis may obtain approval for its products, which could result in Arsanis’s competitors establishing a strong market position before Arsanis is able to enter the market. In addition, Arsanis expects that any products, if approved, would be priced at a premium over competitive generic products and its ability to compete could be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products.

ASN500

If approved for the prevention of RSV infection, ASN500 would compete with palivizumab, which is marketed by MedImmune as Synagis®, the only approved therapy in this indication. ASN500 may also compete with other product candidates currently in clinical development in this indication, including MedImmune’s MEDI8897, which is in Phase 2 clinical development, and Merck’s MK-1654, which is in Phase 1 clinical development.

Sales and Marketing

In light of its stage of development, Arsanis has not yet established a commercial organization or distribution capabilities. Arsanis has retained worldwide commercial rights for its ASN100 and ASN500 product candidates. If either of these product candidates receive marketing approval, Arsanis would plan to commercialize them in the United States and potentially in Europe with its own focused, specialty sales force. Arsanis would expect to conduct most of the build-out of this organization following the approval of a biologics license application, or BLA, in the United States or similar marketing authorization in Europe of any of Arsanis’s product candidates. Arsanis would expect to explore commercializing its product candidates in certain markets outside the United States, including the European Union, utilizing a variety of collaboration, distribution and other marketing arrangements with one or more third parties.

Manufacturing

Arsanis currently contracts with third parties for the manufacture of its product candidates for preclinical studies and clinical trials and intends to do so in the future. Arsanis does not own or operate manufacturing facilities for the production of clinical or commercial quantities of its product candidates. Arsanis currently has no plans to build its own clinical or commercial scale manufacturing capabilities. To meet Arsanis’s projected needs for commercial manufacturing, third parties with whom Arsanis currently works would need to increase their scale of production or Arsanis would need to secure alternate suppliers. Although Arsanis relies on contract manufacturers, Arsanis has personnel with manufacturing experience to oversee its relationships with contract manufacturers.

Arsanis’s current product candidates are mAbs. Therefore, the manufacturing process involves the genetic engineering of a parental host cell line to isolate a cell that produces the antibody. Once the cell or clone (colony of cells derived from a single cell) is isolated, a cell bank is produced under prescribed and documented conditions. The cell bank, preserved frozen, is tested as required by regulations to demonstrate that the engineered cell line is free from potentially harmful impurities and contaminants, such as viruses.

The drug substance manufacturing process begins with the thaw of vials from the cell bank and growth of these cells in established media until sufficient cells are cultured to inoculate a production bioreactor. The cells in the production bioreactor are grown in media and under controlled and monitored conditions that stimulate the production of the antibody into the culture media. The production bioreactor is cultured for an established time period and is then harvested by filtration to remove the cells from the culture media.

The antibody solution is purified through a number of steps to remove known process- and product-derived impurities. The technologies employed include ultrafiltration and column and membrane chromatography. Additional steps are performed to inactivate or remove viruses. The final step of the drug substance process adjusts the antibody concentration and produces the final formulation to be used for drug product production. The drug substance is tested to meet pre-established criteria for purity, potency and safety, and is then periodically tested to demonstrate stability upon storage as required by regulations. The drug substance is stored at prescribed temperatures, typically refrigerated or frozen.

The drug product is produced by sterilization filtration of the drug substance solution, followed by aseptic filling into glass vials and then stoppered. The drug product is subjected to release testing for purity, potency and safety according to pre-established specifications. Drug product lots are periodically tested to demonstrate stability over the established storage expiry period. The drug product is stored and shipped under temperature-controlled conditions, typically refrigerated, to sites designated for clinical trial testing, or eventually to commercial pharmaceutical logistics providers.

Intellectual Property

Arsanis’s success depends significantly on its ability to obtain and maintain proprietary protection for its product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing its proprietary rights. Arsanis seeks to protect its proprietary position by, among other methods, filing U.S. and certain non-U.S. patent applications related to its product candidates, proprietary technology, inventions and improvements that are important to the development of Arsanis’s business. Arsanis also relies on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain its proprietary position.

As of December 31, 2018, Arsanis’s patent portfolio included:

•	Arsanis’s ASN100 patent portfolio, which includes seven patent families that Arsanis solely owns.

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The first family consists of patents and patent applications with composition of matter claims covering antibodies directed against specified targets and includes granted patents in the United States, Europe, Japan, Mexico and Australia, and six pending patent applications in other jurisdictions, including Brazil, Canada, China, India, Israel, and Russia. Arsanis expects that any patents that issue in this first family will expire in April 2033.

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The second family consists of patent applications with composition of matter claims covering antibodies directed against a specified target and includes one pending patent application in the United States, one pending patent application in Europe and 10 pending patent applications in other jurisdictions, including Australia, Brazil, Canada, China, India, Israel, Japan, Mexico, New Zealand and Russia. Arsanis expects that any patents that issue in this second family will expire in May 2034.

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The third family consists of patent applications with composition of matter claims covering antibodies with specified antibody sequences and includes one pending patent application in the United States, one pending patent application in Europe, one granted patent in South Africa and 11 pending patent applications in other jurisdictions, including Australia, Brazil, Canada, China, India, Israel, Japan, Korea, Mexico, New Zealand and Russia. Arsanis expects that any patents that issue in this third family will expire in October 2034.

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The fourth family consists of patent applications with composition of matter claims covering antibodies with specified antibody sequences and includes one pending patent application in the United States, one pending patent application in Europe, one granted patent in South Africa and 11 pending patent applications in other jurisdictions, including Australia, Brazil, Canada, China, India, Israel, Japan, Korea, Mexico, New Zealand and Russia. Arsanis expects that any patents that issue in this fourth family will expire in December 2034.

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The fifth family consists of patent applications with method and kit claims covering diagnostics for predicting VAP using a specified biomarker of methicillin-susceptible S. aureus and includes one pending patent application in the United States, one pending patent application in Europe and three pending patent applications in other jurisdictions, including Australia, Canada and Japan. Arsanis expects that any patents that issue in this fifth family will expire in August 2035.

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The sixth family consists of patent applications with composition of matter claims covering antibodies with specified antibody sequences and includes one pending patent application in the United States, one pending patent application in Europe and 10 pending patent applications in other jurisdictions, including Australia, Brazil, Canada, China, India, Israel, Japan, Korea, Mexico and Russia. Arsanis expects that any patents that issue in this sixth family will expire in April 2036.

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The seventh family consists of patent applications with composition of matter claims covering a specified combination of antibodies and includes one pending patent application in the United States, one pending patent application in Europe and 10 pending patent applications in other jurisdictions, including Australia, Brazil, Canada, China, India, Israel, Japan, Korea, Mexico and Russia. Arsanis expects that any patents that issue in this seventh family will expire in April 2036.

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Arsanis’s ASN500 patent portfolio, which includes two patent families that Arsanis has an exclusive option to license from Adimab. Each family includes one pending Patent Cooperation Treaty (“PCT”) application with composition of matter claims covering antibodies with specified antibody sequences. Arsanis expects that any patents that issue from these families will expire in October 2037.

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Arsanis’s ASN300 patent portfolio, which includes three patent families that Arsanis solely owns and two patent families that are co-owned by Max Planck Gesellschaft, from which Arsanis has exclusively licensed rights to develop and commercialize therapeutic and diagnostic products under such patent families.

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The first solely owned family consists of patent applications with composition of matter claims covering antibodies directed against a specified target and includes one pending patent application in the United States, one pending patent application in Europe and 12 pending patent applications in other jurisdictions, including Australia, Brazil, Canada, China, India, Israel, Japan, Korea, Mexico, New Zealand, Russia and South Africa. Arsanis expects that any patents that issue in this first solely owned family will expire in June 2036.

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The second solely owned family consists of patent applications with composition of matter claims covering antibodies with specified antibody sequences and includes one pending patent application in the United States, one pending patent application in Europe and 10 pending patent applications in other jurisdictions, including Australia, Brazil, Canada, China, India, Israel, Japan, Korea, Mexico and Russia. Arsanis expects that any patents that issue in this second solely owned family will expire in November 2035.

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The third solely owned family consists of patent applications with composition of matter claims covering antibodies with specified antibody sequences and includes one pending patent application in the United States, one pending patent application in Europe and 12 pending patent applications in other jurisdictions, including Australia, Brazil, Canada, China, India, Israel, Japan, Korea, Mexico, New Zealand, Russia and South Africa. Arsanis expects that any patents that issue in this third solely owned family will expire in October 2036.

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The co-owned families each consist of one pending PCT application with composition of matter claims covering antibodies with specified antibody sequences. Arsanis expects that any patents that issue in these co-owned families will expire in August 2037.

•	Arsanis’s ASN200 patent portfolio, which includes two patent families that Arsanis solely owns.

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The first family consists of patent applications with composition of matter claims covering antibodies directed against a specified target and includes one granted and two pending patent applications in the United States, two granted patent applications in Europe, one granted and one pending patent application in Australia, one granted patent in South Africa and 10 pending patent applications in other jurisdictions, including Brazil, Canada, China, India, Israel, Japan, Mexico, New Zealand (two patent applications) and Russia.

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Arsanis expects that any patents that issue in this first family will expire in January 2034. The second family consists of patent applications with composition of matter claims covering antibodies with specified antibody sequences and includes one granted patent in South Africa, one pending patent application in the United States, one pending patent application in Europe and 11 pending patent applications in other jurisdictions, including Australia, Brazil, Canada, China, India, Israel, Japan, Korea, Mexico, New Zealand and Russia. Arsanis expects that any patents that issue in this second family will expire in December 2034.

The term of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration date of a U.S. patent as partial compensation for the length of time the drug is under regulatory review while the patent is in force. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. Arsanis cannot provide any assurance that any patent term extension with respect to any U.S. patent will be obtained and, if obtained, what the duration of such extension may be.

Similar provisions are available in the European Union and certain other non-U.S. jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when its product candidates receive approval by the FDA or non-U.S. regulatory authorities, Arsanis expects to apply for patent term extensions on issued patents covering those products, depending upon the length of the clinical trials for each drug and other factors. The expiration dates referred to above are without regard to potential patent term extension or other market exclusivity that may be available to Arsanis. However, Arsanis cannot provide any assurances that any such patent term extension of a non-U.S. patent will be obtained and, if obtained, the duration of such extension.

Trade Secrets

In addition to patents, Arsanis relies, in some circumstances, on trade secrets to protect its technology. However, trade secrets can be difficult to protect. Arsanis seeks to protect its proprietary technology and processes, and obtain and maintain ownership of certain technologies, in part, by confidentiality and invention assignment agreements with its employees, consultants, scientific advisors and contractors. Arsanis also seeks to preserve the integrity and confidentiality of Arsanis’s data and trade secrets by maintaining physical security of its premises and physical and electronic security of its information technology systems.

Collaboration and License Agreements

Adimab, LLC

Arsanis is developing antibodies discovered by Adimab, LLC, or Adimab, in Arsanis’s ASN100 and ASN500 monoclonal antibody programs.

Adimab Collaboration Agreement.    In May 2011, Arsanis entered into a collaboration agreement with Adimab, which, as amended, and together with certain applicable option exercise letters Arsanis has sent to Adimab, Arsanis refers to as the Adimab Collaboration Agreement. Arsanis is developing antibodies discovered under the Adimab Collaboration Agreement in its ASN100 monoclonal antibody program.

Under the Adimab Collaboration Agreement, Adimab and Arsanis were required to use reasonable efforts to conduct certain research, which Arsanis funded, to discover and optimize antibodies directed against targets selected by Arsanis. Intellectual property arising from the research is generally owned by the party that invents or creates the applicable intellectual property, although certain categories of intellectual property are specifically assigned to one party or the other. For example, patent rights relating to improvements to Adimab’s background platform technology or specifically covering the sequence of an antibody that, in each case, are invented in the course of the research are assigned to Adimab. Prior to Arsanis’s exercise of an option (as described in the next paragraph), (1) Arsanis and Adimab each grant the other a non-exclusive license to the relevant intellectual property Arsanis owns to allow each party to carry out its rights and obligations in connection with the research, and (2) except for Adimab’s retained right to continue using and licensing its own libraries (as described further below), each party agrees not to practice or license the patents arising out of the research that it owns for any purpose other than to carry out its rights and obligations in connection with the research.

With respect to each target that was the subject of the research, Arsanis had an exclusive option to obtain, with respect to a specified number of antibodies directed against such target and discovered or optimized by Adimab, (1) ownership of certain patent rights relating to such antibodies (including patent rights specifically covering the sequences of such antibodies) and (2) exclusive and non-exclusive licenses, with the right to grant sublicenses, in all human therapeutic, prophylactic and diagnostic areas, which Arsanis refers to as the licensed field, under certain patent rights and know-how (including non-exclusive licenses to certain patent rights and know-how covering or relating to Adimab’s background platform technology), to research, develop, make, have made, use, sell, offer to sell, import and export such antibodies and products based on such antibodies (but not for antibody discovery purposes). In addition, upon exercise of each option, certain contractual restrictions on Arsanis’s ability to prosecute, practice and license certain patents owned by Arsanis that arose out of the research were eliminated. All of Arsanis’s options under the Adimab Collaboration Agreement have expired, or are in the process of being exercised, or, with respect to multiple targets and hundreds of antibodies, have already been exercised. The assigned and exclusively and non-exclusively licensed patent rights resulting from these option exercises are described in more detail above under “ —Intellectual Property.”

Under the Adimab Collaboration Agreement, for each target for which Arsanis has exercised an option, Arsanis is required to use commercially reasonable efforts to develop and commercialize at least one product in major markets. If Arsanis does not fulfill these diligence obligations, Adimab may consider it a material breach, allowing Adimab to terminate the Adimab Collaboration Agreement with respect to such target and all associated products.

Regardless of the assignments and licenses granted by Adimab under the Adimab Collaboration Agreement, Adimab is not required to remove any antibodies from its libraries or to restrict itself from either adding any antibodies to its libraries or providing those libraries to third parties (even if those libraries contain antibodies for which Arsanis has exercised an option). Adimab may also freely disclose to third parties certain information (including information received from Arsanis) regarding certain attributes of the antibodies discovered or optimized under the research program. Accordingly, Adimab retains a non-exclusive, royalty-free, sublicensable right under certain patents created under the research program to transfer to third parties’ libraries that may include antibodies discovered under the research program (including antibodies for which Arsanis has exercised its option) and to conduct any activity with respect to antibodies for which Arsanis does not exercise its option.

Under the Adimab Collaboration Agreement, as of September 30, 2018, Arsanis has paid Adimab approximately $4.3 million in the aggregate, consisting of upfront payments and reimbursement for research conducted by Adimab. Arsanis is obligated to pay Adimab royalties at a mid single-digit percentage of net sales, made by Arsanis or its affiliates, of products based on antibodies for which Arsanis has exercised its option, or products that use or are based on any antibody discovered or optimized under the agreement, any derivative or modified version of any such antibody, or any sequence information as to any such antibody.

If Arsanis (or one of its affiliates with rights under the agreement) undergoes a change in control and, at the time of such change in control, Arsanis has not sold or licensed to third parties all of its rights in antibodies for which Arsanis is obligated to pay Adimab royalties under the agreement (which rights Arsanis refers to as undesignated rights), then Arsanis is obligated to either pay Adimab a percentage, in the mid double digits of the payments Arsanis receives from that change in control that are reasonably attributable to those undesignated rights and certain patents arising from the collaboration, or require Arsanis’s acquirer and all of its future third party collaborators to pay to Adimab the royalties described in the preceding paragraphs with respect to net sales of all products based on those undesignated rights. If the Merger is successfully consummated, the transaction will result in this royalty election being made. If Arsanis grants rights to a third party under certain patents that are not directed to the antibodies for which Arsanis is obligated to pay Adimab royalties (as described above), Arsanis is also obligated to pay Adimab, in place of royalties or a percentage of payments received from the third party, a lump sum in the high six digits.

If Arsanis sells or licenses to any third party, or otherwise grant rights to any third party to, any of the products for which Arsanis is obligated to pay Adimab royalties (as described above), either alone or as part of a package including specified patents not directed to these antibodies, Arsanis is obligated to pay Adimab either the same royalties on net sales of such products by such third party, or a percentage, ranging from the low double digits to a maximum of less than 30%, of the payments Arsanis receives from such third parties that are attributable to such grant of rights. In April 2017, Arsanis entered into a letter agreement with the Gates Foundation (described in more detail below), pursuant to which Arsanis licensed to the Gates Foundation certain rights under its ASN100 program.

Notwithstanding the payment obligations described in the preceding paragraphs, Arsanis has no payment obligations under the Adimab Collaboration Agreement with respect to sales of certain antibody products if they are sold at cost in developing countries under its April 2017 letter agreement with the Gates Foundation. However, if such products are sold in developing countries for an amount that exceeds cost, then the amount of such excess over cost will be subject to the royalty payment obligations described above.

Under the Adimab Collaboration Agreement, each party generally controls the prosecution and maintenance of the intellectual property it owns, but Arsanis controls the prosecution and maintenance of patents covering antibodies for which Arsanis has exercised its option (except to the extent that such patents cover Adimab’s background platform technology or any improvements to that technology), which Arsanis refers to as the antibody patents, regardless of which party owns those patents. After Arsanis exercises an option, Arsanis must use commercially reasonable efforts to conduct such prosecution and maintenance, including by filing and maintaining, in the major markets and all other countries where it is commercially reasonable to do so, at least one patent directed to the antibodies for which Arsanis has exercised its option, and must collaborate with Adimab with respect to such prosecution and maintenance. Arsanis has the first right to enforce the antibody patents against infringers in the licensed field, though its right to settle such infringement cases is limited.

If Arsanis or any of its affiliates challenges the validity, enforceability or scope of any of the licensed patents, then its payment obligations under the Adimab Collaboration Agreement increase, Adimab obtains the right to prosecute, maintain and enforce all of the exclusively licensed patents, and Arsanis must reimburse Adimab for its legal costs in connection with such challenge.

Under the Adimab Collaboration Agreement, Arsanis is solely responsible for searching for, identifying and evaluating any third party intellectual property that may be infringed or misappropriated by any antibody discovered or optimized under the agreement, or any derivative or modified version of such an antibody, and must indemnify Adimab for any third party claims arising from any such infringement or misappropriation.

The Adimab Collaboration Agreement will expire on a country-by-country basis twelve years after the first commercial sale in such country of the last product for which Arsanis is obligated to pay Adimab royalties in such country under the Adimab Collaboration Agreement. Arsanis has the right to terminate the Adimab Collaboration Agreement for any reason by providing Adimab with a specified amount of prior written notice. Adimab has the right to terminate the Adimab Collaboration Agreement if Arsanis materially breaches the agreement and fails to cure such breach within a specified cure period, including, as discussed above, for Arsanis’s failure to use commercially reasonable efforts to develop and commercialize at least one product directed at a target for which Arsanis has exercised an option in major markets. If Adimab terminates the Adimab Collaboration Agreement for Arsanis’s breach, or if Arsanis terminates the agreement for Arsanis’s convenience, then Arsanis must transfer or license to Adimab certain rights and assets relating to targets and antibodies for which Arsanis exercised its option. Adimab is then obligated to make payments to Arsanis with respect to these targets and antibodies that are similar to the payments Arsanis was required to make to Adimab during the term of the agreement. Certain of Arsanis’s payment obligations relating to specified products and patents arising from the agreement survive expiration or termination of the agreement.

Certain disputes under the Adimab Collaboration Agreement must be resolved through binding arbitration.

Adimab Option and License Agreement.    In February 2017, Arsanis entered into an option and license agreement with Adimab, which Arsanis refers to as the Adimab Option Agreement. Arsanis is developing antibodies discovered under the Adimab Option and License Agreement in its ASN500 monoclonal antibody program.

Under the Adimab Option Agreement, Adimab has provided Arsanis certain proprietary antibodies against RSV, which Arsanis refers to as the initial RSV antibodies, for its evaluation during a specified option period and has granted Arsanis an exclusive, non-sublicensable license under certain Adimab patent rights and know-how during the option period to create, research, optimize, make, have made and use the initial RSV antibodies and modified or derivative forms of the initial RSV antibodies. Adimab has performed affinity maturation of a limited number of the initial RSV antibodies for Arsanis and provided Arsanis with a specified number of higher-affinity RSV antibodies resulting from those activities. In addition, Arsanis is conducting its own research program with respect to these RSV antibodies.

Under the Adimab Option Agreement, Arsanis has an exclusive option, exercisable during the option period upon payment of an option fee to Adimab, to require Adimab to assign to Arsanis all rights in up to a specified number of RSV antibodies selected by Arsanis, which Arsanis refers to as the selected RSV antibodies, and certain patent rights owned by Adimab that cover these antibodies, and to obtain from Adimab a non-exclusive license, with the right to grant sublicenses, under certain other patent rights and know-how owned by Adimab, to research, develop, have developed, make, have made, use, sell, offer to sell, import and export products based on the selected RSV antibodies and modified or derivative forms of the selected RSV antibodies, for all indications and uses except for certain diagnostic uses. This license would not include any right or license to use the licensed patent rights or know-how to discover or optimize antibodies. Arsanis has agreed not to use the patent rights or know-how assigned or licensed to Arsanis for the purpose of researching, developing, manufacturing or commercializing RSV antibodies that are not licensed by Arsanis.

If Arsanis exercises its option under the Adimab Option Agreement, Arsanis is required to use commercially reasonable efforts to develop and commercialize at least one product based on a licensed RSV antibody in major markets. If Arsanis materially breaches these diligence obligations, Adimab will have the right to terminate the Adimab Option Agreement.

Under the Adimab Option Agreement, regardless of the assignments and licenses granted by Adimab, Adimab is not required to remove any antibodies from its libraries or to restrict itself from either adding any antibodies to its libraries or providing those libraries to third parties (even if those libraries include RSV antibodies that have been licensed or assigned to Arsanis). Under the Adimab Option Agreement, Adimab may also freely disclose to third parties certain information regarding certain attributes of the initial RSV antibodies and modified or derivative forms of the initial RSV antibodies created by Adimab (but not modified or derivative forms created by Arsanis). However, Adimab and its affiliates may not provide any third party any isolated RSV antibody that has been licensed or assigned to Arsanis or grant any third party any license under any patent to the extent it covers any such antibody. If any third party receives a library containing an RSV antibody that has been licensed or assigned to Arsanis and requests intellectual property rights, nucleic acid or amino acid sequences, or additional physical materials with respect to such antibody, Adimab must inform such third party that it cannot grant such rights or provide such information or materials.

Under the Adimab Option Agreement, as of September 30, 2018, Arsanis had incurred costs paid or payable to Adimab of approximately $0.2 million in the aggregate, consisting of reimbursement for affinity maturation work performed by Adimab and for certain patent prosecution costs incurred by Adimab. If Arsanis wishes to exercise its option under the Adimab Option Agreement, Arsanis is obligated to pay Adimab an option fee of $0.3 million and make clinical and regulatory milestone payments of up to $24.4 million. Arsanis is obligated to pay Adimab royalties at a mid single-digit percentage of net sales of products based on the initial RSV antibodies (including modified or derivative forms of those antibodies created by or for Arsanis) by Arsanis or any of its affiliates, licensees or sublicensees, regardless of whether these products practice any of the assigned or licensed patents or know-how. If Arsanis obtains a license under a third party’s patent in order to avoid potential claims of patent infringement based on the way in which Adimab discovered an initial RSV antibody or a modified or derivative form of an initial RSV antibody using Adimab’s platform technology, then Arsanis has the right to offset a portion of the royalties Arsanis pays to the third party against its royalty payment obligations to Adimab with respect to such antibody, subject to certain limitations. If Arsanis obtains a license under any third-party patent other than as described in the preceding sentence, Arsanis has no right to offset any portion of the royalties Arsanis pays to the third party against its royalty payment obligations to Adimab. If there is a specified level of biosimilar competition with respect to any product on which Arsanis is obligated to pay Adimab running royalties, the royalties owed to Adimab will be reduced with respect to such product, subject to certain limitations.

Notwithstanding the royalty payment obligations described in the preceding paragraph, Arsanis has no payment obligations under the Adimab Option Agreement with respect to sales of products based on licensed RSV antibodies to the extent they are sold at cost in developing countries under the February 2017 Gates Foundation grant agreement, as amended and restated in August 2018, and the August 2018 Gates Foundation grant agreement (which are described in further detail below). However, if such products are sold in developing countries for an amount that exceeds cost, then the amount of such excess will be subject to the royalty payment obligations described in the preceding paragraph.

After exercising Arsanis’s option under the Adimab Option Agreement, Arsanis controls prosecution, maintenance, enforcement and defense of the assigned patents (with obligations to collaborate with Adimab on such prosecution and maintenance) at Arsanis’s cost, and Adimab controls prosecution, maintenance, enforcement and defense of the licensed patents at its cost.

Under the Adimab Option Agreement, Arsanis is solely responsible for searching for, identifying and evaluating any third party intellectual property that may be infringed or misappropriated by any licensed RSV antibody, or any derivative or modified version of such an antibody, and must indemnify Adimab for any third party claims arising from any such infringement or misappropriation.

If Arsanis does not exercise its option, the Adimab Option Agreement will expire on Arsanis’s achievement of specified preclinical milestones under its grant agreement with the Gates Foundation, but in any event no later than mid-2019. If Arsanis does exercise its option, the Adimab Option Agreement will expire on the last-to-expire royalty term (defined, on a product-by-product and country-by-country basis, as the period ending on the later of twelve years after the first commercial sale of such product in such country and the expiration of the last of a specified set of patents and patent applications covering such product in such country) for any and all products for which Arsanis is obligated to pay Adimab royalties under the Adimab Option Agreement. Arsanis has the right to terminate the Adimab Option Agreement for any reason by providing Adimab with a specified amount of prior written notice. Adimab has the right to terminate the Adimab Option Agreement if Arsanis materially breaches the agreement and fails to cure such breach within a specified cure period, including, as discussed above, for Arsanis’s failure to use commercially reasonable efforts to develop and commercialize at least one product based on a licensed RSV antibody in major markets. If Adimab terminates the Adimab Option Agreement for Arsanis’s breach, if Arsanis terminates the agreement for its convenience or if the agreement expires before Arsanis exercises its option, then Arsanis must return or destroy certain know-how, including all initial RSV antibodies, and all modified or derivative forms of those antibodies, in Arsanis’s possession other than those for which Arsanis has made all payments required under the Adimab Option Agreement, assign certain patents covering certain RSV antibodies to Adimab, grant Adimab a non-exclusive, royalty-free license under certain other patents, and grant Adimab a time-limited right of first negotiation to obtain an exclusive license to certain patents and know-how and the transfer and assignment of certain regulatory filings and approvals and other related assets related to products based on licensed RSV antibodies. Certain of Arsanis’s payment obligations relating to specified products arising from the agreement survive expiration or termination of the agreement.

Certain disputes under the Adimab Option Agreement must be resolved through binding arbitration.

The Bill & Melinda Gates Foundation

February 2017 Grant Agreement and August 2018 Amended and Restated Gates Foundation Grant Agreement.    In February 2017, Arsanis entered into a grant agreement with the Gates Foundation pursuant to which the Gates Foundation granted Arsanis up to $9.3 million to conduct preclinical development of monoclonal antibodies for the prevention of RSV infection in newborns, which Arsanis refers to as the RSV project. In return, Arsanis agreed to conduct the RSV project in a manner that ensures that the knowledge and information gained from the project will be promptly and broadly disseminated, and that the products, technologies, materials, processes and other intellectual property resulting from the RSV project (which Arsanis collectively refers to as the funded developments) will be made available and accessible at an affordable price to people most in need within developing countries. These obligations survive any expiration or termination of the grant agreement.

To this end, Arsanis granted the Gates Foundation a non-exclusive, perpetual, royalty-free, fully paid up, sublicensable license to make, use, sell, offer to sell, import, distribute, copy, modify, create derivative works, publicly perform and display the funded developments and, to the extent incorporated into a funded development or required to use a funded development, any other technology created outside of the RSV project that was used as part of the RSV project, for the benefit of people in developing countries. Arsanis also agreed to seek prompt publication of data and results developed under the RSV project under “open access” terms and conditions. This license and these publication obligations survive any expiration or termination of the grant agreement.

The grant agreement expires on October 31, 2019. The Gates Foundation can modify, suspend or discontinue any payment under the grant agreement, or terminate the grant agreement, if it is not reasonably satisfied with Arsanis’s progress on the RSV project; if there are significant changes to Arsanis’s leadership or other factors that the Gates Foundation reasonably believes may threaten the RSV project’s success; if Arsanis undergoes a change in control; if there is a change in its tax status; if the RSV project is no longer aligned with the Gates Foundation’s programmatic strategy; or if Arsanis fails to comply with the grant agreement. Any grant funds that have not been used for, or committed to, the RSV project upon the expiration or termination of the agreement must be returned to the Gates Foundation or otherwise used as directed by the Gates Foundation.

In August 2018, Arsanis amended and restated the February 2017 grant agreement. The amended and restated grant agreement includes amendments to conform to current Gates Foundation audit, reporting, and other administrative requirements, as well as to make the perpetual Gates Foundation license grant described above irrevocable.

August 2018 Gates Foundation Grant Agreement.     In August 2018, Arsanis entered into an additional grant agreement with the Gates Foundation pursuant to which the Gates Foundation granted to Arsanis up to $1.1 million to conduct preclinical development activities for the RSV project that were not included in the February 2017 grant agreement, as amended and restated in August 2018. In return, Arsanis agreed to conduct the RSV project in a manner that ensures that the knowledge and information gained from the project will be promptly and broadly disseminated, and that the products, technologies, materials, processes and other intellectual property resulting from the RSV project (collectively referred to as the funded developments) will be made available and accessible at an affordable price to people most in need within developing countries. These obligations survive any expiration or termination of the grant agreement.

To this end, Arsanis granted to the Gates Foundation a non-exclusive, perpetual, irrevocable, royalty-free, fully paid up, sublicensable license to make, use, sell, offer to sell, import, distribute, copy, modify, create derivative works, publicly perform and display the funded developments and, to the extent incorporated into a funded development or required to use a funded development, any other technology created outside of the RSV project that was used as part of the RSV project, for the benefit of people in developing countries. Arsanis also agreed to seek prompt publication of data and results developed under the RSV project under “open access” terms and conditions. This license and these publication obligations survive any expiration or termination of the grant agreements.

Gates Foundation Letter Agreement and Investment.     In April 2017, Arsanis entered into a letter agreement with the Gates Foundation. In connection with the letter agreement, the Gates Foundation purchased $8.0 million of shares of Arsanis’s Series D convertible preferred stock as a program-related investment, and Arsanis committed to use the proceeds from the investment by the Gates Foundation solely to advance the development of a specified monoclonal antibody program, which Arsanis refers to as the funded program, that involves the monoclonal antibodies ASN-1, ASN-2 and ASN-3 and its product candidate ASN100. The Gates Foundation’s primary objective in making the investment was to further the accomplishment of its charitable purposes, including the relief of the poor, distressed and underprivileged, the advancement of science, and the promotion of health by supporting the development of low-cost drugs to address diseases that have a disproportionate impact on people within developing countries, and to ensure that the knowledge gained using the Gates Foundation’s funding is promptly and broadly disseminated and the products developed with such funding are made available and accessible at affordable prices to people most in need within developing countries. Arsanis refers to the specific obligations that Arsanis assumed in the letter agreement that are intended to further this objective as Arsanis’s global access commitments.

Arsanis agreed to diligently generate and test, in preclinical animal studies, a product candidate for the prevention of neonatal sepsis caused by S. aureus in accordance with an agreed-upon research program. The Gates Foundation has a right to continue funding to develop and launch a final product for the prevention of neonatal sepsis caused by S. aureus, and/or to develop a combination monoclonal antibody product for use in the prevention of neonatal sepsis caused by S. aureus and/or other bacterial pathogens. Arsanis refers to each of these programs as a funded project. In each case, the Gates Foundation may elect to provide further funding and may request that the further development be co-funded by additional equity investments, subject to requisite approval by the Arsanis Board of Directors and/or stockholders, or grants from the Gates Foundation pursuant to its standard grant making terms and processes. The specific level and allocation of any such funding responsibilities will be mutually agreed with the Gates Foundation to fairly allocate expected benefits between developing countries and developed countries in a manner that would not be reasonably likely to have a material adverse effect on Arsanis’s business or operations. Such funding will create an obligation for Arsanis, alone or through a third party, to conduct such research, development and launch activities. At the request of the Gates Foundation, Arsanis will grant the Gates Foundation a non-exclusive, sublicensable license to any candidates or products developed under any of these programs, and all related technology necessary for the development, production and/or distribution or sale of the relevant product(s), for use in the prevention of neonatal sepsis caused by S. aureus and/or other bacterial pathogens. The Gates Foundation would only be permitted to exercise any license to Arsanis’s background intellectual property under specified circumstances, which Arsanis collectively calls a charitability default, or in the event of any other specified triggering event. A charitability default would occur in the event of Arsanis’s material breach of any of its global access commitments under the letter agreement (other than for regulatory, technical or scientific failure not within Arsanis’s reasonable control or knowledge prior to the letter agreement), Arsanis’s failure to comply with the restrictions on its use of the proceeds from the Gates Foundation investment, or its failure to comply with any related U.S. legal obligations set forth in the letter agreement. Other triggering events that would allow the Gates Foundation to exercise the license to Arsanis’s background intellectual property include if Arsanis commits an uncured material breach of any grant agreement for any applicable funded project; if Arsanis is unwilling or unable or cease to promptly conduct or complete any of the programs described above in this paragraph; if the Gates Foundation reasonably determines (after good faith discussions with Arsanis) that Arsanis does not have the ability to conduct or complete its global access commitments under the letter agreement in any material respect; or if Arsanis becomes insolvent or ceases to conduct business in the ordinary course. Any exercise by the Gates Foundation of the license described in this paragraph will be subject to payment of applicable royalties under the Adimab Collaboration Agreement and, in certain circumstances, may involve payment of a reasonable royalty to Arsanis on sales of applicable products outside of the developing countries.

Under the letter agreement, Arsanis also agreed to conduct up to two additional projects proposed and funded by the Gates Foundation, or a Gates Foundation-supported entity, under the Gates Foundation’s standard grant making terms and processes, to identify monoclonal antibody candidates against a target pathogen or antigens associated with a target pathogen, and potentially to further develop such candidates, each of which Arsanis refers to as an additional funded project. At the request of the Gates Foundation, such additional funded projects will include a non-exclusive, sublicensable license to the Gates Foundation to any product candidates and related technology resulting from the applicable program, to the extent necessary for the development, production or distribution or sale of the relevant product candidate within the field of use prescribed for such product candidate. The Gates Foundation will not practice any such license for sale or distribution of any product candidate outside of the developing countries unless Arsanis or one of its licensees commits a material breach of Arsanis’s global access commitments under the letter agreement. If the Gates Foundation requests that Arsanis continue the development of any candidate identified in one of these additional funded projects, the specific level and allocation of any funding responsibilities associated with such development will be mutually agreed with the Gates Foundation to fairly allocate expected benefits between developing countries and developed countries in a manner that would not be reasonably likely to have a material adverse effect on its business or operations.

In addition to the licenses described above, Arsanis granted to the Gates Foundation and/or Gates Foundation-supported entities, a non-exclusive, non-terminable, royalty-free (except as required under the Adimab Collaboration Agreement), sublicensable license to products, technologies, materials, processes and other intellectual property developed using funds provided by the Gates Foundation or a Gates Foundation-supported entity, or developed in connection with Arsanis’s conduct of any funded project or additional funded project, as well as all of Arsanis’s background intellectual property, to utilize and exploit products and services directed at pathogens or other targets subject to any funded project or additional funded project. As with the other license grants in the letter agreement, the Gates Foundation would only be able to exercise this license if there is a charitability default or other triggering event (as described above).

Arsanis is required to obtain and maintain all necessary rights and licenses needed to perform its global access commitments under the letter agreement, and Arsanis is required to use reasonable efforts to obtain all necessary licenses in order to enable completion of all applicable products in accordance with such global access commitments. The Gates Foundation will be responsible for costs payable to third parties for such licenses to the extent they are necessary for products in developing countries, provided that the Gates Foundation has consented to the terms of the applicable license and the applicable license agreements meet certain specified requirements.

Under the terms of the letter agreement, Arsanis is required to work with the Gates Foundation to develop and execute, prior to the completion of Arsanis’s Phase 2 clinical trials with respect to its ASN100 product candidate, a manufacturing and supply plan that will meet the reasonably expected demand in developing countries for any products developed under any funded project or any additional funded project. Arsanis agreed that the price of such products in developing countries will be such that the products are affordable to low income individuals, and in no case will the price charged by Arsanis with respect to such products in such countries exceed Arsanis’s actual production costs plus a specified percentage. The manufacturing and supply plan could involve the use of manufacturing partners and support from donors, and the specific level and allocation of funding responsibilities will be mutually agreed based on a fair allocation of the expected benefits between developing countries and developed countries.

If the Gates Foundation determines that it is reasonably necessary to work with a third-party manufacturer to achieve certain specified price and volume commitments, Arsanis agreed to license and transfer the necessary technology and intellectual property to such a manufacturer in order to allow the production of products for developing countries, and the Gates Foundation will pay all reasonable costs for any such transfer.

Arsanis is required to publish, in accordance with certain “open access” terms and conditions, results and information developed under any funded project or additional funded project within a reasonable period of time subject to delays and limitations necessary to protect Arsanis’s intellectual property and to third party confidentiality obligations, provide the Gates Foundation with access to data and information regarding such projects and the reasonably contemplated use of Arsanis’s platform technology for the programs under the letter agreement, and provide the Gates Foundation certain rights to share such data and information with third parties.

The term of the letter agreement continues in perpetuity. However, the Gates Foundation has a right to withdraw from its investment in Arsanis if there is a charitability default (as described above). If Arsanis does not cure the charitability default within a specified period of time, Arsanis has the obligation to redeem the Gates Foundation’s stock, to the extent consistent with applicable law and so long as it does not render Arsanis insolvent, or to locate a purchaser of the Gates Foundation’s stock. If Arsanis is not able to redeem or find a purchaser of the Gates Foundation’s stock, Arsanis must use Arsanis’s best efforts to effect the Gates Foundation’s withdrawal right as soon as practicable. During any period when Arsanis is unable to effect the withdrawal right, Arsanis may not pay dividends on any of its stock, redeem the capital stock of any other stockholder (other than certain circumstances for employees or contractors) or otherwise make any distribution to any other stockholder (other than as part of a stock option plan). For any redemption or purchase resulting from a charitability default, the Gates Foundation’s stock will be valued at the greater of the original purchase price (plus specified interest) or the fair market value of such stock.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, pricing, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, sales, pricing, reimbursement, post-approval monitoring and reporting, and import and export of biopharmaceutical products. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Licensure and Regulation of Biologics in the United States

In the United States, mAb products are licensed by the FDA as biological products, or biologics, under the Public Health Service Act, or PHSA, and regulated under the Federal Food, Drug, and Cosmetic Act, or FDCA, and applicable implementing regulations and guidance. The failure of an applicant to comply with the applicable regulatory requirements at any time during the product development process, including non-clinical testing, clinical testing, the approval process or post-approval process, may result in delays to the conduct of a study, regulatory review and approval and/or administrative or judicial sanctions. These sanctions may include, but are not limited to, the FDA’s refusal to allow an applicant to proceed with clinical trials, refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, adverse publicity, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines and civil or criminal investigations and penalties brought by the FDA or Department of Justice, or DOJ, or other government entities, including state agencies.

An applicant seeking approval to market and distribute a new biologic in the United States generally must satisfactorily complete each of the following steps before the product candidate will be licensed by the FDA:

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preclinical testing including laboratory tests, animal studies and formulation studies, which must be performed in accordance with the FDA’s good laboratory practice, or GLP, regulations and standards;

•	submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

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performance of adequate and well-controlled human clinical trials to establish the safety, potency and purity of the product candidate for each proposed indication, in accordance with current good clinical practices, or GCP;

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preparation and submission to the FDA of a BLA for a biologic product which includes not only the results of the clinical trials, but also, detailed information on the chemistry, manufacture and quality controls for the product candidate and proposed labelling for one or more proposed indication(s);

•	review of the product candidate by an FDA advisory committee, where appropriate or if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities, including those of third parties, at which the product candidate or components thereof are manufactured to assess compliance with current good manufacturing practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of any FDA audits of the non-clinical and clinical trial sites to assure compliance with GCP and the integrity of clinical data in support of the BLA;

•	payment of user fees and securing FDA licensure of the BLA to allow marketing of the new biologic product; and

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compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, and the potential requirement to conduct any post-approval studies required by the FDA.

Preclinical Studies and Investigational New Drug Application.    Before an applicant begins testing a product candidate with potential therapeutic value in humans, the product candidate enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as other studies to evaluate, among other things, the toxicity of the product candidate. The conduct of the preclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements, including GLP regulations and standards. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, and long-term toxicity studies, may continue after the IND is submitted.

The IND and IRB Processes.    An IND is an exemption from the FDCA that allows an unapproved product candidate to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer such investigational product to humans. Such authorization must be secured prior to interstate shipment and administration of any product candidate that is not the subject of an approved BLA. In support of a request for an IND, applicants must submit a protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, must be submitted to the FDA as part of an IND. The FDA requires a 30-day waiting period after the filing of each IND before clinical trials may begin. This waiting period is designed to allow the FDA to review the IND to determine whether human research subjects will be exposed to unreasonable health risks. At any time during this 30-day period, or thereafter, the FDA may raise concerns or questions about the conduct of the trials as outlined in the IND and impose a clinical hold or partial clinical hold. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin.

Following commencement of a clinical trial under an IND, the FDA may also place a clinical hold or partial clinical hold on that trial. Clinical holds are imposed by the FDA whenever there is concern for patient safety and may be a result of new data, findings or developments in clinical, nonclinical, and/or chemistry, manufacturing and controls. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. For example, a specific protocol or part of a protocol is not allowed to proceed, while other protocols may do so. No more than 30 days after imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold. Following issuance of a clinical hold or partial clinical hold, an investigation may only resume after the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the investigation can proceed.

A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all FDA IND requirements must be met unless waived. When a foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with certain regulatory requirements of the FDA in order to use the study as support for an IND or application for marketing approval. Specifically, on April 28, 2008, the FDA amended its regulations governing the acceptance of foreign clinical studies not conducted under an investigational new drug application as support for an IND or a new drug application. The final rule provides that such studies must be conducted in accordance with good clinical practice, or GCP, including review and approval by an independent ethics committee, or IEC, and informed consent from subjects. The GCP requirements in the final rule encompass both ethical and data integrity standards for clinical studies. The FDA’s regulations are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical studies, as well as the quality and integrity of the resulting data. They further help ensure that non-IND foreign studies are conducted in a manner comparable to that required for IND studies.

In addition to the foregoing IND requirements, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee, or DSMB. This group provides authorization as to whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the study. Suspension or termination of development during any phase of clinical trials can occur if it is determined that the participants or patients are being exposed to an unacceptable health risk. Other reasons for suspension or termination may be made by Arsanis based on evolving business objectives and/or competitive climate.

Information about clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on its ClinicalTrials.gov website.

Expanded Access to an Investigational Drug for Treatment Use.    Expanded access, sometimes called “compassionate use,” is the use of investigational new products outside of clinical trials to treat patients with serious or immediately life-threatening diseases or conditions when there are no comparable or satisfactory alternative treatment options. The rules and regulations related to expanded access are intended to improve access to investigational drugs for patients who may benefit from investigational therapies. FDA regulations allow access to investigational products under an IND by the company or the treating physician for treatment purposes on a case-by-case basis for: individual patients (single-patient IND applications for treatment in emergency settings and non-emergency settings); intermediate-size patient populations; and larger populations for use of the drug under a treatment protocol or Treatment IND Application.

When considering an IND application for expanded access to an investigational product with the purpose of treating a patient or a group of patients, the sponsor and treating physicians or investigators will determine suitability when all of the following criteria apply: patient(s) have a serious or immediately life-threatening disease or condition, and there is no comparable or satisfactory alternative therapy to diagnose, monitor, or treat the disease or condition; the potential patient benefit justifies the potential risks of the treatment and the potential risks are not unreasonable in the context or condition to be treated; and the expanded use of the investigational product for the requested treatment will not interfere with the initiation, conduct, or completion of clinical investigations that could support marketing approval of the product or otherwise compromise the potential development of the product.

On December 13, 2016, the 21st Century Cures Act established (and the 2017 Food and Drug Administration Reauthorization Act later amended) a requirement that sponsors of one or more investigational products for the treatment of a serious disease(s) or condition(s) make publicly available their policy for evaluating and responding to requests for expanded access for individual patients. Although these requirements were rolled out over time, they have now come into full effect. This provision requires drug and biologic companies to make publicly available their policies for expanded access for individual patient access to products intended for serious diseases. Sponsors are required to make such policies publicly available upon the earlier of initiation of a Phase 2 or Phase 3 study; or 15 days after the drug or biologic receives designation as a breakthrough therapy, fast track product, or regenerative medicine advanced therapy.

In addition, on May 30, 2018, the Right to Try Act was signed into law. The law, among other things, provides a federal framework for certain patients to access certain new investigational products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a manufacturer to make its investigational products available to eligible patients as a result of the Right to Try Act, but the manufacturer must develop an internal policy and respond to patient requests according to that policy.

Human Clinical Trials in Support of a BLA.    Clinical trials involve the administration of the investigational product candidate to human subjects under the supervision of a qualified investigator in accordance with GCP requirements which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written clinical trial protocols detailing, among other things, the objectives of the study, inclusion and exclusion criteria, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated.

Human clinical trials are typically conducted in three sequential phases, but the phases may overlap or be combined. Additional studies may also be required after approval.

Phase 1 clinical trials are initially conducted in a limited population to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion and pharmacodynamics in healthy humans or, on occasion, in patients, such as cancer patients. During Phase 1 clinical trials, information about the investigational biological product’s pharmacokinetics and pharmacological effects may be obtained to permit the design of well-controlled and scientifically valid Phase 2 clinical trials. The total number of participants included in Phase 1 clinical trials varies, but is generally in the range of 20 to 80.

Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, evaluate the efficacy of the product candidate for specific targeted indications and determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more costly Phase 3 clinical trials. Phase 2 clinical trials are well controlled, closely monitored and conducted in a limited patient population, usually involving no more than several hundred participants.

Phase 3 clinical trials proceed if the Phase 2 clinical trials demonstrate that a dose range of the product candidate is potentially effective and has an acceptable safety profile. Phase 3 clinical trials are undertaken within an expanded patient population to further evaluate dosage, provide substantial evidence of clinical efficacy and further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites. A well-controlled, statistically robust Phase 3 clinical trial may be designed to deliver the data that regulatory authorities will use to decide whether or not to approve, and, if approved, how to appropriately label a biologic: such Phase 3 studies are referred to as “pivotal.” Phase 3 clinical trials usually involve several hundred to several thousand participants.

In cases where two or more FDA-regulated products are combined to form a single product candidate, that product candidate is called a combination product and must be developed in compliance with regulations that apply to combination products. An example of a combination product is two biologics combined as a fixed-dose combination product candidate, where the safety and efficacy of each component may need to be demonstrated in addition to the safety and efficacy of the combination product. Data to support combination product development and approval may include results from preclinical tests, clinical trials, and chemistry, manufacturing and controls.

In some cases, the FDA may approve a BLA for a product candidate but require the sponsor to conduct additional clinical trials to further assess the product candidate’s safety and effectiveness after approval. Such post-approval trials are typically referred to as Phase 4 clinical trials. These studies are used to gain additional experience from the treatment of a larger number of patients in the intended treatment group and to further document a clinical benefit in the case of biologics approved under accelerated approval regulations. Failure to exhibit due diligence with regard to conducting Phase 4 clinical trials could result in withdrawal of approval for products.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product; and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

Review and Approval of a BLA.    In order to obtain approval to market a biological product in the United States, a marketing application must be submitted to the FDA that provides sufficient data establishing the safety, purity and potency of the proposed biological product for its intended indication. The application includes all relevant data available from pertinent preclinical and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety, purity and potency of the biological product to the satisfaction of the FDA.

The BLA is, thus, a vehicle through which applicants formally propose that the FDA approve a new product for marketing and sale in the United States for one or more indications. Every new biologic product candidate must be the subject of an approved BLA before it may be commercialized in the United States. Under federal law, the submission of most BLAs is subject to an application user fee, which for federal fiscal year 2019 is $2,588,478 for an application requiring clinical data. The sponsor of an approved BLA is also subject to a program fee, which for fiscal year 2019 is $309,915. These fees are typically increased annually. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver for certain small businesses.

Following submission of a BLA, the FDA conducts a preliminary review of the application generally within 60 calendar days of its receipt and strives to inform the sponsor by the 74th day after the FDA’s receipt of the submission whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept the application for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of BLAs. Under that agreement, 90% of applications seeking approval of New Molecular Entities, or NMEs, are meant to be reviewed within 10 months from the date on which the FDA accepts the application for filing, and 90% of applications for NMEs that have been designated for “priority review” are meant to be reviewed within six months of the filing date. For applications seeking approval of products that are not NMEs, the 10-month and six-month review periods run from the date that the FDA receives the application. The review process and the Prescription Drug User Fee Act goal date may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

Before approving an application, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Moreover, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections may cover all facilities associated with a BLA submission, including component manufacturing, finished product manufacturing, and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Under the FDA Reauthorization Act of 2017, the FDA must implement a protocol to expedite review of responses to inspection reports pertaining to certain applications, including applications for products in shortage or those for which approval is dependent on remediation of conditions identified in the inspection report.

In addition, as a condition of approval, the FDA may require an applicant to develop a REMS. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events, and whether the product is a new molecular entity.

The FDA may refer an application for a novel product to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Fast Track, Breakthrough Therapy, Priority Review and Regenerative Advanced Therapy Designations.    The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are referred to as Fast Track designation, Breakthrough Therapy designation, priority review designation and regenerative advanced therapy designation.

Specifically, the FDA may designate a product for Fast Track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For Fast Track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a Fast Track product’s application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a Fast Track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a Fast Track application does not begin until the last section of the application is submitted. In addition, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Second, a product may be designated as a Breakthrough Therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to Breakthrough Therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.

Third, the FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from 10 months to six months.

With passage of the 21st Century Cures Act, or the Cures Act, in December 2016, Congress authorized the FDA to accelerate review and approval of products designated as regenerative advanced therapies. A product is eligible for this designation if it is a regenerative medicine therapy that is intended to treat, modify, reverse or cure a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product has the potential to address unmet medical needs for such disease or condition. The benefits of a regenerative advanced therapy designation include early interactions with FDA to expedite development and review, benefits available to breakthrough therapies, potential eligibility for priority review and accelerated approval based on surrogate or intermediate endpoints.

Accelerated Approval Pathway.    The FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large trials to demonstrate a clinical or survival benefit. Thus, the benefit of accelerated approval derives from the potential to receive approval based on surrogate endpoints sooner than possible for trials with clinical or survival endpoints, rather than deriving from any explicit shortening of the FDA approval timeline, as is the case with priority review.

The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to initiate expedited proceedings to withdraw approval of the product. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

Limited Population Antibacterial Drug Pathway.    With passage of the CURES Act in December 2016, Congress authorized FDA to approve an antibacterial or antifungal product, alone or in combination with one or more other products, as a “limited population drug.” To qualify for this approval pathway, the product must be intended to treat a serious or life-threatening infection in a limited population of patients with unmet needs; the standards for approval of drugs and biologics under the FDCA and PHSA must be satisfied; and FDA must receive a written request from the sponsor to approve the product as a limited population drug pursuant to this provision. The FDA’s determination of safety and effectiveness for such a product must reflect the benefit-risk profile of such drug in the intended limited population, taking into account the severity, rarity, or prevalence of the infection the drug is intended to treat and the availability or lack of alternative treatment in such a limited population.

Any drug or biologic approved under this pathway must be labeled with the statement “Limited Population” in a prominent manner and adjacent to the proprietary name of the drug or biological product. The prescribing information must also state that the product is indicated for use in a limited and specific population of patients and copies of all promotional materials relating to the product must be submitted to FDA at least 30 days prior to dissemination of the materials. If FDA subsequently approves the product for a broader indication, the agency may remove any post-marketing conditions, including requirements with respect to labeling and review of promotional materials applicable to the product. Nothing in this pathway to approval of a limited population drug prevents sponsors of such products from seeking designation or approval under other provisions of the FDCA, such as accelerated approval.

The FDA’s Decision on a BLA.    On the basis of the FDA’s evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a new product, it may limit the approved indications for use of the product. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patent registries. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Regulation.    If regulatory approval for marketing of a product or new indication for an existing product is obtained, the sponsor will be required to comply with all regular post-approval regulatory requirements as well as any post-approval requirements that the FDA may have imposed as part of the approval process. The sponsor will be required to report, among other things, certain adverse reactions and manufacturing problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling requirements. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP regulations, which impose certain procedural and documentation requirements upon manufacturers. Accordingly, the sponsor and its third-party manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP regulations and other regulatory requirements.

A product may also be subject to official lot release, meaning that the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release, the manufacturer must submit samples of each lot, together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot, to the FDA. The FDA may in addition perform certain confirmatory tests on lots of some products before releasing the lots for distribution. Finally, the FDA will conduct laboratory research related to the safety, purity, potency and effectiveness of pharmaceutical products.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates the marketing, labeling, advertising and promotion of prescription drug products placed on the market. This regulation includes, among other things, standards and regulations for direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities, and promotional activities involving the Internet and social media. Promotional claims about a product’s safety or effectiveness are prohibited before the product is approved. After licensure, a product generally may not be promoted for uses that are not approved by the FDA, as reflected in the product’s prescribing information. In the United States, health care professionals are generally permitted to prescribe products for such uses not described in the product’s labeling, known as off-label uses, because the FDA does not regulate the practice of medicine. However, FDA regulations impose rigorous restrictions on manufacturers’ communications, prohibiting the promotion of off-label uses. It may be permissible, under very specific, narrow conditions, for a manufacturer to engage in nonpromotional, non-misleading communication regarding off-label information, such as distributing scientific or medical journal information.

If a company is found to have promoted off-label uses, it may become subject to adverse public relations and administrative and judicial enforcement by the FDA, the Department of Justice, or the Office of the Inspector General of the Department of Health and Human Services, as well as state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes drug products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion, and has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, and its implementing regulations, as well as the Drug Supply Chain Security Act, or DSCA, which regulate the distribution and tracing of prescription drug samples at the federal level, and set minimum standards for the regulation of distributors by the states. The PDMA, its implementing regulations and state laws limit the distribution of prescription pharmaceutical product samples, and the DSCA imposes requirements to ensure accountability in distribution and to identify and remove counterfeit and other illegitimate products from the market.

Pediatric Studies and Exclusivity.    Under the Pediatric Research Equity Act of 2003, or PREA, a BLA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests and other information required by regulation. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

For products intended to treat a serious or life-threatening disease or condition, the FDA must, upon the request of an applicant, meet to discuss preparation of the initial pediatric study plan or to discuss deferral or waiver of pediatric assessments. In addition, the FDA will meet early in the development process to discuss pediatric study plans with sponsors, and the FDA must meet with sponsors by no later than the end-of-phase 1 meeting for serious or life-threatening diseases and by no later than 90 days after the FDA’s receipt of the study plan.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in FDASIA. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

The FDA Reauthorization Act of 2017 established new requirements to govern certain molecularly targeted cancer indications. Any company that submits a BLA three years after the date of enactment of that statute must submit pediatric assessments with the BLA if the biologic is intended for the treatment of an adult cancer and is directed at a molecular target that FDA determines to be substantially relevant to the growth or progression of a pediatric cancer. The investigation must be designed to yield clinically meaningful pediatric study data regarding the dosing, safety and preliminary efficacy to inform pediatric labeling for the product.

Investigational products that have received orphan designation are exempt from the requirements of PREA. Specifically, Section 505B(k) of the FDCA contains a statutory exemption from the requirement to conduct pediatric studies under PREA for certain products with orphan designation. Under this exemption, PREA does not apply to any application for an investigational product for an indication for which orphan designation has been granted when that application would otherwise trigger PREA because the application contains a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. In July 2018, the FDA issued draft guidance clarifying that it does not expect to grant any additional orphan-drug designation to investigational products for pediatric subpopulations of common diseases. Pediatric-subpopulation designations that have already been granted will not be affected by this change.

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity. This six-month exclusivity may be granted if a BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application.

Orphan Drug Designation and Exclusivity.    Under the Orphan Drug Act, the FDA may designate a biologic product as an “orphan drug” if it is intended to treat a rare disease or condition, generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a product available in the United States for treatment of the disease or condition will be recovered from sales of the product. A company must seek orphan drug designation before submitting a BLA for the candidate product. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan drug designation does not shorten the PDUFA goal dates for the regulatory review and approval process, although it does convey certain advantages such as tax benefits and exemption from the PDUFA application fee.

If a product with orphan designation receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will receive orphan drug exclusivity. Orphan drug exclusivity means that the FDA may not approve another sponsor’s marketing application for the same product for the same condition for seven years, except in certain limited circumstances, including if a subsequent product with the same biologic for the same condition is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand. This is the case despite an earlier court opinion holding that the Orphan Drug Act unambiguously required the FDA to recognize orphan exclusivity regardless of a showing of clinical superiority.

Orphan exclusivity also does not block the approval of a different product for the same rare disease or condition, nor does it block the approval of the same product for different conditions. If a biologic designated as an orphan drug ultimately receives marketing approval for an indication broader than what was designated in its orphan drug application, it may not be entitled to exclusivity.

Biosimilars and Exclusivity.    The 2010 Patient Protection and Affordable Care Act, which was signed into law on March 23, 2010, included a subtitle called the Biologics Price Competition and Innovation Act of 2009, or the BPCIA. The BPCIA established a regulatory scheme authorizing the FDA to approve biosimilars and interchangeable biosimilars. As of January 1, 2019, the FDA has approved 17 biosimilar products for use in the United States. No interchangeable biosimilars, however, have been approved. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars. Additional guidances are expected to be finalized by FDA in the near term.

Under the BPCIA, a manufacturer may submit an application for licensure of a biologic product that is “biosimilar to” or “interchangeable with” a previously approved biological product or “reference product.” In order for the FDA to approve a biosimilar product, it must find that there are no clinically meaningful differences between the reference product and proposed biosimilar product in terms of safety, purity and potency. For the FDA to approve a biosimilar product as interchangeable with a reference product, the agency must find that the biosimilar product can be expected to produce the same clinical results as the reference product, and (for products administered multiple times) that the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date of approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

Patent Term Restoration and Extension.    A patent claiming a new biologic product may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent restoration of up to five years for patent term lost during product development and the FDA regulatory review. The restoration period granted on a patent covering a product is typically one-half the time between the effective date of a clinical investigation involving human beings is begun and the submission date of an application, plus the time between the submission date of an application and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The United States Patent and Trademark Office reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Healthcare Law and Regulation

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of biologic products that are granted marketing approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, patient privacy laws and regulations and other healthcare laws and regulations that may constrain business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

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the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious or fraudulent or knowingly making, using or causing to made or used a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal false statements statute, which prohibits knowingly and willfully falsifying, concealing ·or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

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the Foreign Corrupt Practices Act, which prohibits companies and their intermediaries from making, or offering or promising to make, improper payments to non-U.S. officials for the purpose of obtaining or retaining business or otherwise seeking favorable treatment;

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the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, or the Affordable Care Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, within the United States Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-government third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Review and Approval of Medicinal Products in the European Union

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable non-U.S. regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the European Union generally follows the same lines as in the United States. It entails satisfactory completion of preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires the submission to the relevant competent authorities of a marketing authorization application, or MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the European Union.

Clinical Trial Approval.    The Clinical Trials Directive 2001/20/EC, the Directive 2005/28/EC on Good Clinical Practice, or GCP, and the related national implementing provisions of the individual EU Member States govern the system for the approval of clinical trials in the European Union. Under this system, an applicant must obtain prior approval from the competent national authority of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by, among other documents, an investigational medicinal product dossier (the Common Technical Document) with supporting information prescribed by Directive 2001/20/EC, Directive 2005/28/EC, where relevant the implementing national provisions of the individual EU Member States and further detailed in applicable guidance documents.

In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014 (Clinical Trials Regulation) was adopted. The Regulation is anticipated to enter into force in 2019. The Clinical Trials Regulation will be directly applicable in all the EU Member States, repealing the current Clinical Trials Directive 2001/20/EC. Conduct of all clinical trials performed in the European Union will continue to be bound by currently applicable provisions until the new Clinical Trials Regulation becomes applicable. The extent to which on-going clinical trials will be governed by the Clinical Trials Regulation will depend on when the Clinical Trials Regulation becomes applicable and on the duration of the individual clinical trial. If a clinical trial continues for more than three years from the day on which the Clinical Trials Regulation becomes applicable the Clinical Trials Regulation will at that time begin to apply to the clinical trial.

The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the regulation include: a streamlined application procedure via a single entry point, the “EU portal”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (Member States concerned). Part II is assessed separately by each Member State concerned. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the concerned EU Member State. However, overall related timelines will be defined by the Clinical Trials Regulation.

PRIME Designation in the EU.    In March 2016, the European Medicines Agency, or EMA, launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The PRIority MEdicines, or PRIME, scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Products from small- and medium-sized enterprises, or SMEs, may qualify for earlier entry into the PRIME scheme than larger companies. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated marketing authorization application assessment once a dossier has been submitted. Importantly, a dedicated Agency contact and rapporteur from the Committee for Human Medicinal Products, or CHMP, or the Committee for Advanced Therapies, or CAT, are appointed early in PRIME scheme facilitating increased understanding of the product at EMA’s Committee level. A kick-off meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies.

Marketing Authorization.    To obtain a marketing authorization for a product under European Union regulatory systems, an applicant must submit an MAA either under a centralized procedure administered by the EMA, or one of the procedures administered by competent authorities in the EU Member States (decentralized procedure, national procedure or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the European Union. Regulation (EC) No 1901/2006 provides that prior to obtaining a marketing authorization in the European Union, applicants have to demonstrate compliance with all measures included in an EMA-approved Paediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted (1) a product-specific waiver, (2) a class waiver or (3) a deferral for one or more of the measures included in the PIP.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all EU Member States and three of the four European Free Trade Association, or EFTA, States, Iceland, Liechtenstein and Norway. Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional.

Under the centralized procedure, the CHMP established at the EMA is responsible for conducting the initial assessment of a product. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. If the CHMP accepts such request, the time limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. At the end of this period, the CHMP provides a scientific opinion on whether or not a marketing authorization should be granted in relation to a medicinal product. Within 15 calendar days of receipt of a final opinion from the CHMP, the European Commission must prepare a draft decision concerning an application for marketing authorization. This draft decision must take the opinion and any relevant provisions of EU law into account. Before arriving at a final decision on an application for centralized authorization of a medicinal product the European Commission must consult the Standing Committee on Medicinal Products for Human Use. The Standing Committee is composed of representatives of the EU Member States and chaired by a non-voting European Commission representative. The European Parliament also has a related “droit de regard.” The European Parliament’s role is to ensure that the European Commission has not exceeded its powers in deciding to grant or refuse to grant a marketing authorization.

Unlike the centralized authorization procedure, the decentralized marketing authorization procedure requires a separate application to, and leads to separate approval by, the competent authorities of each EU Member State in which the product is to be marketed. This application is identical to the application that would be submitted to the EMA for authorization through the centralized procedure. The reference EU Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the concerned EU Member States who, within 90 days of receipt, must decide whether to approve the assessment report and related materials. If a concerned EU Member State cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the European Commission, whose decision is binding on all EU Member States.

The mutual recognition procedure similarly is based on the acceptance by the competent authorities of the EU Member States of the marketing authorization of a medicinal product by the competent authorities of other EU Member States. The holder of a national marketing authorization may submit an application to the competent authority of an EU Member State requesting that this authority recognize the marketing authorization delivered by the competent authority of another EU Member State.

Regulatory Data Protection in the European Union.    In the European Union, innovative medicinal products approved on the basis of a complete independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity pursuant to Directive 2001/83/EC. Regulation (EC) No 726/2004 repeats this entitlement for medicinal products authorized in accordance the centralized authorization procedure. Data exclusivity prevents applicants for authorization of generics of these innovative products from referencing the innovator’s data to assess a generic (abbreviated) application for a period of eight years. During an additional two-year period of market exclusivity, a generic marketing authorization application can be submitted and authorized, and the innovator’s data may be referenced, but no generic medicinal product can be placed on the European Union market until the expiration of the market exclusivity. The overall 10-year period will be extended to a maximum of 11 years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Periods of Authorization and Renewals.    A marketing authorization has an initial validity for five years in principle. The marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the EU Member State. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. The European Commission or the competent authorities of the EU Member States may decide, on justified grounds relating to pharmacovigilance, to proceed with one further five year period of marketing authorization. Once subsequently definitively renewed, the marketing authorization shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the European Union market (in case of centralized procedure) or on the market of the authorizing EU Member State within three years after authorization ceases to be valid (the so-called sunset clause).

Orphan Drug Designation and Exclusivity.    Regulation (EC) No. 141/2000, as implemented by Regulation (EC) No. 847/2000 provides that a drug can be designated as an orphan drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union when the application is made, or (2) a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the drug will be of significant benefit to those affected by that condition.

Once authorized, orphan medicinal products are entitled to 10 years of market exclusivity in all EU Member States and in addition a range of other benefits during the development and regulatory review process including scientific assistance for study protocols, authorization through the centralized marketing authorization procedure covering all member countries and a reduction or elimination of registration and marketing authorization fees. However, marketing authorization may be granted to a similar medicinal product with the same orphan indication during the 10 year period with the consent of the marketing authorization holder for the original orphan medicinal product or if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities. Marketing authorization may also be granted to a similar medicinal product with the same orphan indication if this product is safer, more effective or otherwise clinically superior to the original orphan medicinal product. The period of market exclusivity may, in addition, be reduced to six years if it can be demonstrated on the basis of available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity.

Regulatory Requirements after a Marketing Authorization has been Obtained.    In case an authorization for a medicinal product in the European Union is obtained, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. These include:

•	Compliance with the European Union’s stringent pharmacovigilance or safety reporting rules must be ensured. These rules can impose post-authorization studies and additional monitoring obligations.

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The manufacturing of authorized medicinal products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the applicable European Union laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice. These requirements include compliance with European Union cGMP standards when manufacturing medicinal products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the European Union with the intention to import the active pharmaceutical ingredients into the European Union.

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The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union notably under Directive 2001/83EC, as amended, and EU Member State laws.

Brexit and the Regulatory Framework in the United Kingdom.    On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union (commonly referred to as “Brexit”). Thereafter, on March 29, 2017, the country formally notified the European Union of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. The withdrawal of the United Kingdom from the European Union will take effect either on the effective date of the withdrawal agreement or, in the absence of agreement, two years after the United Kingdom provides a notice of withdrawal pursuant to the E.U. Treaty. Since the regulatory framework for pharmaceutical products in the United Kingdom. covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from European Union directives and regulations, Brexit could materially impact the future regulatory regime which applies to products and the approval of product candidates in the United Kingdom. It remains to be seen how, if at all, Brexit will impact regulatory requirements for product candidates and products in the United Kingdom.

The United Kingdom has a period of a maximum of two years from the date of its formal notification to negotiate the terms of its withdrawal from, and future relationship with, the European Union. If no formal withdrawal agreement is reached between the United Kingdom and the European Union, then it is expected the United Kingdom’s membership of the European Union will automatically terminate two years after the submission of the notification of the United Kingdom’s intention to withdraw from the European Union. Discussions between the United Kingdom and the European Union focused on finalizing withdrawal issues and transition agreements are ongoing. However, limited progress to date in these negotiations and ongoing uncertainty within the United Kingdom Government and Parliament sustains the possibility of the United Kingdom leaving the European Union on March 29, 2019 without a withdrawal agreement and associated transition period in place, which is likely to cause significant market and economic disruption.

General Data Protection Regulation. The collection, use, disclosure, transfer, or other processing of personal data regarding individuals in the European Union, including personal health data, is subject to the EU General Data Protection Regulation, or GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the European Union, including the United States, and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Compliance with the GDPR will be a rigorous and time-intensive process that may increase the cost of doing business or require companies to change their business practices to ensure full compliance.

Pharmaceutical Insurance Coverage and Healthcare Reform

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Significant uncertainty exists as to the insurance coverage and reimbursement status of products approved by the FDA and other government authorities. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage and establish adequate reimbursement levels for, the product. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure insurance coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable marketing approvals. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, results of operations and financial condition. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide insurance coverage and reimbursement for the product, and the level of insurance coverage and reimbursement can differ significantly from payor to payor.

The containment of healthcare costs also has become a priority of federal, state and foreign governments and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost- containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable insurance coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting insurance coverage and reimbursement for drugs and biologics and other medical products, government control and other changes to the healthcare system in the United States. In March 2010, the United States Congress enacted the Affordable Care Act, or ACA, which, among other things, includes changes to the coverage and payment for products under government healthcare programs. Among the provisions of the ACA of importance to Arsanis’s potential product candidates are:

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an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

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expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

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expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices;

•	addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	expanded the types of entities eligible for the 340B drug discount program;

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established the Medicare Part D coverage gap discount program by requiring manufacturers to provide a 50% point-of-sale-discount off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2025 unless additional Congressional action is taken. In January 2013, then-President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products, which has resulted in several Congressional inquiries and proposed bills designed to, among other things, reform government program reimbursement methodologies.

Since enactment of the ACA, there have been numerous legal challenges and Congressional actions to repeal and replace provisions of the law. For example, with enactment of the Tax Cuts and Jobs Act of 2017, which was signed by the President on December 22, 2017, Congress repealed the “individual mandate.” The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, will become effective in 2019. According to the Congressional Budget Office, the repeal of the individual mandate will cause 13 million fewer Americans to be insured in 2027 and premiums in insurance markets may rise. Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, among other things, amends the ACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. Congress will likely consider other legislation to replace elements of the ACA during the next Congressional session.

The Trump Administration has also taken executive actions to undermine or delay implementation of the ACA. Since January 2017, President Trump has signed two Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. One Executive Order directs federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. The second Executive Order terminates the cost-sharing subsidies that reimburse insurers under the ACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. In addition, CMS has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. Further, on June 14, 2018, U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay more than $12 billion in ACA risk corridor payments to third-party payors who argued were owed to them. The effects of this gap in reimbursement on third-party payors, the viability of the ACA marketplace, providers, and potentially Arsanis’s business, are not yet known.

The costs of prescription pharmaceuticals in the United States has also been the subject of considerable discussion in the United States, and members of Congress and the Administration have stated that they will address such costs through new legislative and administrative measures. The pricing of prescription pharmaceuticals is also subject to governmental control outside the United States. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, a company may be required to conduct a clinical trial that compares the cost effectiveness of its product candidates to other available therapies. If reimbursement of products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, the ability of a company to generate revenues and become profitable could be impaired.

In addition, on May 11, 2018, the Administration issued a plan to lower drug prices. Under this blueprint for action, the Administration indicated that the Department of Health and Human Services (HHS) will: take steps to end the gaming of regulatory and patent processes by drug makers to unfairly protect monopolies; advance biosimilars and generics to boost price competition; evaluate the inclusion of prices in drug makers’ ads to enhance price competition; speed access to and lower the cost of new drugs by clarifying policies for sharing information between insurers and drug makers; avoid excessive pricing by relying more on value-based pricing by expanding outcome-based payments in Medicare and Medicaid; work to give Part D plan sponsors more negotiation power with drug makers; examine which Medicare Part B drugs could be negotiated for a lower price by Part D plans, and improving the design of the Part B Competitive Acquisition Program; update Medicare’s drug-pricing dashboard to increase transparency; prohibit Part D contracts that include “gag rules” that prevent pharmacists from informing patients when they could pay less out-of-pocket by not using insurance; and require that Part D plan members be provided with an annual statement of plan payments, out-of-pocket spending, and drug price increases.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs.

Outside the United States, ensuring adequate coverage and payment for a product also involves challenges. Pricing of prescription pharmaceuticals is subject to government control in many countries. Pricing negotiations with government authorities can extend well beyond the receipt of regulatory marketing approval for a product and may require a clinical trial that compares the cost-effectiveness of a product to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in commercialization.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states, and parallel trade, i.e., arbitrage between low-priced and high-priced member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.

Employees

As of February 11, 2019, Arsanis had 16 full-time employees, including a total of seven employees with M.D., Pharm.D. or Ph.D. degrees. Of these full-time employees, as of such date, nine employees were engaged in research and development and seven were engaged in general and administrative functions. None of Arsanis’s employees are represented by labor unions or covered by collective bargaining agreements.

Properties

Arsanis’s principal facilities consist of office and laboratory space. Arsanis currently occupies approximately 5,711 square feet of office space in Waltham, Massachusetts under a lease that currently expires in December 2023, approximately 1,500 square meters of office and laboratory space in Vienna, Austria under a lease that currently expires in April 2021, and approximately 25 square meters of laboratory space in Vienna, Austria under a lease that will terminate no later than February 28, 2019. Arsanis believes that its facilities are adequate for its current needs and that suitable additional or substitute space would be available if needed.

Legal Proceedings

Arsanis is not currently a party to any material legal proceedings.

X4 BUSINESS

Overview

X4 is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of novel therapeutics for the treatment of rare diseases. X4’s pipeline is comprised of first-in-class, oral, small molecule antagonists of chemokine receptor CXCR4, which have the potential to treat a broad range of rare diseases, including primary immunodeficiencies, or PIs, and cancer. CXCR4 is stimulated by its only chemokine ligand, CXCL12, and plays a key role in enabling the trafficking of immune cells and effectively monitoring the function of the immune system, or immunosurveillance. Overstimulation of the CXCL12/CXCR4 pathway leads to inhibition of the immune response, or immunosuppression. X4’s lead product candidate, X4P-001, has completed a Phase 2 trial in patients with Warts, Hypogammaglobulinemia, Infections, and Myelokathexis, or WHIM, syndrome. X4 plans to initiate a global Phase 3 pivotal trial of X4P-001 in patients with WHIM syndrome in the first half of 2019 and report top-line data from this trial in mid-2021. Beyond WHIM syndrome, X4 plans to initiate a Phase 1/2 trial of X4P-001 in another PI, severe congenital neutropenia, or SCN, and a Phase 1/2 trial of X4P-001 in Waldenström macroglobulinemia, or WM, in the first half of 2019, with data expected from each trial in the first half of 2020.

PIs are a group of more than 250 rare, chronic disorders in which flaws in the immune system cause increased susceptibility to infections and, in some cases, increased risk of cancers. Within this broad disease classification, a number of PIs are attributed to the improper trafficking of immune cells related to the CXCR4 receptor and its ligand CXCL12. Specifically, WHIM syndrome, one of these PIs, is caused by a mutation in the CXCR4 receptor that results in the receptor’s signaling to remain “on” longer than normal. This excessive signaling immobilizes white blood cells, including neutrophils and lymphocytes, in the bone marrow where they are produced and dramatically reduces their ability to move into the blood and perform effective immunosurveillance. WHIM patients often have chronic neutropenia and lymphopenia (abnormally low neutrophils or lymphocytes, respectively) along with increased susceptibility to infections and certain cancers. X4 sponsored a preliminary independent market research study conducted by a third-party research firm that surveyed 212 physicians in the United States, who reported over 1,770 patients either genetically confirmed or highly suspected to have WHIM syndrome in the United States alone. Based on this study, X4 estimates there are more than 1,000 genetically confirmed WHIM patients in the United States. Currently, there are no approved therapies for the treatment of WHIM syndrome and care is limited to the symptomatic treatment of the different manifestations of this disease.

X4P-001, X4’s lead product candidate, is a first-in-class, oral, allosteric antagonist of the CXCR4 receptor designed to correct the abnormal signaling of the receptor and enable mobilization and trafficking of immune cells. X4P-001 has completed an open-label, dose escalation Phase 2 trial in patients with WHIM syndrome. In the Phase 2 trial, X4P-001 increased neutrophil and lymphocyte counts and showed improvement in certain signs and symptoms of WHIM syndrome. The increase in absolute neutrophil counts, or ANCs, was observed in the seven evaluable patients in the trial, with five of seven patients (71%) exceeding the pre-defined target threshold of 600/µL for ANCs. Similarly, X4P-001 increased absolute lymphocyte counts, or ALCs, with six of seven patients (86%) exceeding the pre-defined target threshold of 1,000/µL for ALCs. These thresholds of 600/µL for ANCs and 1,000/µL for ALCs correspond to the National Cancer Institute’s adverse event grading system, which lists ANCs below 500/µL to be severe or life threatening and ALCs of 1,000/µL within the range of healthy individuals. In the Phase 2 trial, X4P-001 demonstrated a favorable safety profile with no treatment related serious adverse events and was observed to have a positive safety profile and be well tolerated up to 400 mg for durations of up to 400 days. Additionally, patients experienced improved infection rates, as reported by patients and the trial investigators. Significant and visible reductions in wart lesions were also reported in a patient with a history of untreatable severe wart lesions. To date, X4P-001 has been dosed in over 150 patients in clinical trials and has demonstrated a favorable safety profile. Based on the clinical data generated to date and X4’s ongoing discussions with the FDA, X4 plans to initiate the Phase 3 pivotal trial of X4P-001 in the first half of 2019 with top-line data expected in mid-2021.

X4 believes that X4P-001’s approach through antagonism of the CXCR4 receptor has been validated by the FDA-approved product plerixafor for injection (marketed as Mozobil). Plerixafor is a CXCR4 antagonist that has been shown to induce white blood cell mobilization and is used for short-term treatment in preparation for stem-cell transplants. In a previously published investigator-sponsored pilot study of WHIM patients, twice-daily injections of plerixafor demonstrated increased white blood cell counts, including ANCs and ALCs, and reduced infections and wart lesions. X4 believes this data validates CXCR4 antagonism as a mechanism for treating WHIM syndrome. However, plerixafor is not approved for the treatment of WHIM syndrome and X4 is not aware of any plans to develop it as a treatment for WHIM syndrome. In addition, plerixafor is only available in injectable form and its use is limited to four days of treatment. X4 believes X4P-001, as an oral, once-daily treatment, will provide less invasive dosing and better patient compliance for life-long use in WHIM patients.

In addition to X4’s initial focus on WHIM syndrome, X4 believes that the biological rationale and available data on X4P-001 support potential therapeutic benefits across a broad range of PIs, including SCN, and certain lymphomas, such as WM. SCN is a rare blood disorder that is characterized by abnormally low levels of certain white blood cells and has an estimated prevalence of approximately 2,000 to 3,000 persons in the United States and European Union. WM is a rare form of non-Hodgkin’s lymphoma, which has an estimated prevalence of over 13,000 persons in the United States and European Union. X4 plans to initiate a Phase 1/2 trial of X4P-001 in SCN and a Phase 1/2 trial of X4P-001 in WM in the first half of 2019, with data expected for each trial in the first half of 2020. X4 is also currently assessing X4P-001 in the Phase 2a portion of an open-label Phase 1/2 trial for the treatment of patients with clear cell renal cell carcinoma, or ccRCC, in combination with axitinib. Final data from this trial is expected in mid-2019. X4 intends to enter into a strategic partnership for future development and potential commercialization of X4P-001 in ccRCC and potential other immuno-oncology indications.

X4 is also developing X4P-002, a CXCR4 antagonist that has unique properties that X4 believes will enable it to penetrate the blood-brain barrier and provide appropriate therapeutic exposures to treat brain cancers, including glioblastoma multiforme, or GBM. X4 is also developing X4P-003, a next generation molecule designed to have an enhanced pharmacokinetic profile relative to X4P-001, potentially enabling improved patient compliance and ease of use to better serve patients suffering from chronic rare diseases. X4 plans to submit investigational new drug applications, or INDs, for X4P-002 and X4P-003 in the second half of 2019 and subsequently initiate a Phase 1b trial for X4P-002 and a Phase 1b trial for X4P-003, with initial data expected for each trial in the second half of 2020.

X4’s leadership team has considerable experience with research, development and commercialization of therapies to treat rare diseases, including therapies that target chemokine pathways. Paula Ragan, Ph.D., X4’s founding Chief Executive Officer, previously held leadership roles at Genzyme, a Sanofi company. Dr. Ragan led the licensing of the CXCR4 antagonist portfolio from Genzyme and coordinated all phases of the transfer of the knowledge and know-how needed to launch X4. X4’s co-founder, Renato Skerlj, Ph.D., is an inventor of plerixafor, the only FDA-approved CXCR4 antagonist (for injection only) as well as ertapenem, an anti-bacterial approved by the FDA in 2001. Two members of the X4 Board of Directors also have deep roots in X4’s differentiated chemokine approach, including Gary J. Bridger, Ph.D., who was responsible for the discovery and development of plerixafor as a co-founder and Chief Scientific Officer of AnorMED Inc., until the company’s acquisition by Genzyme in 2006, and Michael S. Wyzga, Chairman of the X4 Board of Directors, who was the Chief Financial Officer of Genzyme during the approval, global launch and subsequent commercialization of plerixafor. X4 believes the experience of its leadership team provides X4 with unique insights into product development and commercialization processes and the identification of other opportunities involving CXCR4 biology.

In October 2018, X4 received Orphan Drug Designation from the FDA for X4P-001 for the treatment of WHIM syndrome. If X4P-001 is the first drug approved for WHIM syndrome, this would provide X4P-001 with up to seven years of market exclusivity for the treatment of this indication. As of December 31, 2018, X4 had 12 issued U.S. patents, approximately 15 pending U.S. patent applications and approximately 120 PCT and foreign patents and patent applications. X4 has exclusively licensed a portfolio of patents and patent applications that includes claims to X4P-001-related molecules, including a granted U.S. patent with composition of matter claims to the new chemical entity defining X4P-001. This patent is expected to expire in December 2022, excluding possible patent extensions of up to five years. Additionally, X4 has filed several patent applications for its wholly owned intellectual property portfolio, which includes additional composition of matter coverage for its X4P-001 product formulation. If granted, these patent filings are expected to expire in 2036 and beyond.

X4’s Strategy

X4’s goal is to discover, develop and commercialize novel therapeutics, based on well-established CXCR4 biology, for the treatment of rare diseases, including a broad range of PIs and cancer. The key tenets of X4’s business strategy to achieve this goal include:

•

Advance X4’s lead rare disease program through pivotal clinical development in WHIM syndrome. X4 has completed a Phase 2 clinical trial of X4P-001 in patients with WHIM syndrome. In the completed Phase 2 trial, X4 achieved clinical proof-of-concept for X4P-001 in WHIM syndrome, observing a clinically meaningful increase in neutrophil and lymphocyte counts and a favorable safety profile. Based on clinical data to date and X4’s ongoing discussions with the FDA, X4 plans to initiate the Phase 3 pivotal trial in the first half of 2019 and expects to report top-line data from the trial in mid-2021.

•

Drive community awareness of and support for WHIM syndrome and build patient registries. X4 is highly focused on its efforts to help build awareness of underserved serious rare diseases, such as WHIM syndrome, among patients, physicians and their support systems. Based on the preliminary independent market research study that X4 sponsored, X4 believes that there are more than 1,000 genetically confirmed WHIM patients in the United States. In addition to X4’s sponsored market research and outreach efforts, X4 has partnered with key patient foundations and registries, including the Jeffrey Modell Foundation, University of Washington, Immune Deficiency Foundation and Hopitaux Universitaires Est Parisien (Trousseau La Roche-Guyon), with the objective of increasing awareness of WHIM syndrome and improving patient diagnosis. In April 2018, X4 initiated a 300 patient prospective screening study, in collaboration with the Jeffrey Modell Foundation, to establish a systematic diagnostic approach for WHIM syndrome and to support the identification of WHIM patients by combining clinical features and genetic testing. To supplement these efforts, X4 has also deployed a field force of Medical Science Liaisons, or MSLs, in the United States to further drive education and awareness of WHIM syndrome. X4 plans to leverage its relationship with its partnered organizations and registries to provide it with access to patients for clinical trial enrollment, which X4 believes will provide it with a significant advantage in rare disease drug development where patients are often hard to locate and recruit.

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Advance additional indications for X4P-001. X4’s goal is to maximize the commercial potential of its pipeline by exploring additional indications for its existing product candidates. Given aberrant functioning of the CXCR4 receptor is implicated in a variety of PIs, X4 believes X4P-001 has the potential to offer therapeutic benefit to patients suffering from certain of the 250 already defined PIs beyond WHIM syndrome. The next PI on which X4 believes X4P-001 can have a meaningful therapeutic effect is SCN and it intends to initiate a Phase 1/2 trial of X4P-001 in SCN in the first half of 2019. X4 believes X4P-001 may also be used to treat certain blood cancers, including WM, where this regulation of the CXCR4 receptor has been shown to play a key role in treatment resistance and cancer progression. X4 intends to initiate a Phase 1/2 trial of X4P-001 in WM in the first half of 2019.

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Advance earlier-stage product candidates and leverage insights into CXCR4 biology to further expand its pipeline. X4’s second product candidate, X4P-002, is currently in preclinical development and is designed to selectively antagonize CXCR4. In preclinical studies to date, X4P-002 has demonstrated the ability to penetrate the blood-brain barrier and X4 believes X4P-002 has the potential to provide appropriate therapeutic exposures for GBM. X4 expects to submit an IND for X4P-002 to the FDA in the second half of 2019. X4’s third product candidate, X4P-003, is currently in preclinical development and is a second-generation peripherally acting CXCR4 antagonist, with an enhanced pharmacokinetic profile relative to X4P-001. X4 believes these improved properties could allow X4P-003 to enable improved patient compliance and ease of use to better serve patients suffering from chronic rare diseases. X4 expects to submit an IND for X4P-003 to the FDA in the second half of 2019. X4 intends to leverage its insights into CXCR4 biology and the capabilities of its research platform to discover and develop additional product candidates with potential to offer meaningful clinical benefit.

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Independently commercialize X4’s product candidates in indications and geographies where X4 believes it can maximize value. Given the potential of X4’s product candidates to treat a wide variety of diseases, X4 believes that it will be important to maintain discipline with respect to its development and commercialization efforts. X4 plans to independently develop and commercialize those product candidates in those indications that X4 believes have a favorable clinical and regulatory approval pathway and that X4 believes it can commercialize successfully, if approved. In addition, X4 may seek to enter into strategic partnerships around product candidates, disease areas or geographies that X4 believes could benefit from the resources of either larger biopharmaceutical companies or those specialized in a particular area of relevance.

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Seek strategic partnership for X4P-001 in immuno-oncology indications. X4 intends to enter into strategic partnerships for future development and potential commercialization of X4P-001 in immuno-oncology indications in order to maximize the value of that asset while X4 maintains its focus on developing X4P-001 for rare diseases. Given the vast potential of X4P-001 in immuno-oncology, X4 believes future development and potential commercialization is better served by the resources of larger biopharmaceutical companies. X4 is currently assessing X4P-001 in the Phase 2a portion of an open-label Phase 1/2 trial for the treatment of patients with ccRCC in combination with axitinib. Previously, X4 has reported interim data from its Phase 1b melanoma trial demonstrating single-agent activity in the tumor microenvironment, or TME, with meaningful increases in CD8+ T-cells, safety in multiple combinations across all trials, and data from its Phase 1b trial in ccRCC, demonstrating early signs of clinical benefit, including a complete response in the heavily pre-treated patients. X4 intends to enter into a strategic partnership for future development and potential commercialization of X4P-001 in ccRCC and other potential immuno-oncology indications.

X4’s Approach

X4 is focused on restoring healthy immune system function by developing selective, oral, small molecule antagonists of chemokine receptor CXCR4 to treat rare diseases, including PIs and cancer. Chemokines are signaling proteins that guide the migration of immune cells within the body by binding to receptors on the surface of target cells. When the chemokine receptor CXCR4 is stimulated by its only chemokine ligand, CXCL12, it plays a key role in enabling the trafficking of immune cells and effective immunosurveillance. When the CXCL12/CXCR4 pathway is overstimulated, immune cells become immobilized, which can lead to immunosuppression.

In the case of PIs, such as WHIM syndrome, overstimulation of the pathway is caused by mutations in the CXCR4 receptor, which results in premature truncations in the CXCR4 protein and causes excessive signaling of the receptor despite normal levels of the ligand CXCL12. This excessive “on” signaling caused by the “gain of function” mutations immobilizes white blood cells in the bone marrow where they are produced and dramatically impacts their ability to move into the blood and perform immunosurveillance. In other diseases, such as many types of cancer, the CXCL12/CXCR4 pathway has been found to broadly play a role in disrupted immune cell trafficking in the tumor microenvironment, or TME, where there often exists an abnormally high concentration of the ligand CXCL12. Evidence suggests that the pro-tumor signals between tumor cells and cancer associated fibroblasts occur partly through chemokine signaling, including through the over-production of CXCL12.

X4 is developing oral allosteric antagonists of CXCR4 in order to block overstimulation of the CXCL12/CXCR4 pathway. Allosteric antagonists bind to a portion of the receptor away from the ligand binding pocket. Allosteric binding results in a conformational change in the receptor that decreases the ligand’s ability to bind and reduces ligand-dependent signaling. X4 believes allosteric inhibition can most robustly block the signaling of the CXCR4 receptor, either when the receptor is mutated, as in the case in PIs and WM, or in the presence of high concentrations of CXCL12, as in the case of many solid tumors. Ultimately, the inhibition of the CXCL12/CXCR4 signaling has the potential to improve immune cell trafficking and immunosurveillance. This is depicted in Figure 1.

Figure 1: CXCL12/CXCR4 Signaling, a Key Mediator in Immune Cell Trafficking

CXCL12/CXCR4 Signaling and Immune System Response

Rationale in Primary Immunodeficiencies

PIs are a group of more than 250 rare, chronic disorders in which flaws in the immune system cause increased susceptibility to infections and, in some cases, increased risk of cancers. Within this broad disease classification, WHIM syndrome is one of a number PIs that are caused by the improper trafficking of immune cells. WHIM syndrome is a rare genetic disease that results from a “gain of function” mutation in the single gene that encodes for the CXCR4 receptor, with the first such mutation identified in 2003. Since then, a total of nine different CXCR4 mutations have been identified as causing WHIM syndrome. These mutations cause premature truncations in the protein, causing the receptor to remain “on” longer than normal, which results in the retention of white blood cells in the bone marrow where they are produced, and leads to the chronic peripheral neutropenia and lymphopenia that is the observed clinical hallmark of WHIM syndrome.

Figure 2 illustrates the mutation in the CXCR4 receptor leading to abnormal signaling and retention of white blood cells in the bone marrow that occurs in WHIM patients. Figure 2 also depicts X4’s approach to blocking this abnormal signaling with a CXCR4 antagonist, enabling the white blood cells to release into the bloodstream, restoring normal immune function. As depicted below, normally the CXCR4 receptor can be internalized into the cell after CXCL12 binds to it, enabling the receptor to be appropriately “recycled” and the signaling to be diminished. In WHIM patients, however, a mutation truncates the intracellular portion of the CXCR4 receptor as shown by the red “x” below, which prevents the post-binding internalization (“normal recycling”) of the receptor. As a result, the CXCR4 receptor is maintained on the surface of the cell and is exposed to the ligand, which creates a perpetual “on” signaling and immobilizes the cell. X4P-001 binds to the mutated CXCR4 receptor in a manner that blocks the receptor from being stimulated by CXCL12 regardless of the presence of the ligand, and results in increased mobilization and trafficking of white blood cells from the bone marrow.

Figure 2. WHIM syndrome: Genetic Mutations in CXCR4 Create Abnormal Trafficking of White Blood Cells

There are other PIs beyond WHIM syndrome that are also believed to be a result of immune trafficking dysregulation. Like WHIM syndrome, these diseases are often characterized by chronic neutropenia, with neutrophils counts of less than 500 cell/µL, chronic lymphopenia, and increased susceptibility to infections and higher incidence of certain cancers. Similar to WHIM syndrome, SCN is a rare blood disorder similarly characterized by increased risks of infections and cancer due to abnormally low levels of certain white blood cells, including neutrophils and lymphocytes, in the body. Additionally, some sub-types of SCN, such as G6PC3 and GATA2 dysfunction immunodeficiencies, have mechanisms that overlap with mechanisms of the CXCL12/CXCR4 pathway. SCN may be inherited as either an autosomal dominant or an autosomal recessive genetic trait. Additionally, many cases of SCN are the result of spontaneous, random mutations. While CXCR4 mutations have not been established as the genetic cause of some of these PIs, X4P-001 has been observed to increase neutrophil and lymphocyte counts across all patients (WHIM syndrome and cancer) dosed at or above 300 mg per day. X4 believes, therefore, that a CXCR4 antagonist may be able to positively impact patient outcomes by directly addressing immune cell trafficking dysregulation and increasing the levels of circulating white blood cells, including neutrophils, to improve immune system function.

Rationale in Lymphomas and Solid Tumor Cancers

WM is a rare form of non-Hodgkin’s lymphoma and B-cell lymphoproliferative disorder. The second most frequently mutated gene in WM is CXCR4, which occurs in approximately 30% of WM cases, two-thirds of which are C1013G, the same predominant variant as in WHIM syndrome. In WM, somatic mutations of the CXCR4 receptor in B-cell lineages are associated with activating and pro-survival signaling of tumor cells, as well as the possible acquisition of resistance to current recommended standard of care, ibrutinib, a Bruton tyrosine kinase, or BTK, inhibitor. In WM patients who have been treated with ibrutinib, patients with WHIM syndrome-like mutations have a dramatically reduced median progression-free survival, or mPFS, as compared to patients without the somatic WHIM syndrome mutation.

In solid tumors, the TME consists of the tumor cells and cancer associated fibroblasts, or CAFs, each of which overproduce growth factors and chemokines to support immune-suppression and malignant cell proliferation and growth. Evidence suggests that the pro-tumor signals between tumor cells and CAFs occur, in part, through chemokine signaling, including through the over-production of CXCL12. The CXCL12/CXCR4 pathway has been shown to be overstimulated in over 20 solid and blood-derived tumor types. Excessive stimulation of CXCR4 due to high concentrations of CXCL12 influences trafficking immune cells, including myeloid-derived suppressor cells, or MDSCs, CD4+ regulatory T-cells, or Tregs, CD8+ T-cells, and mature dendritic cells. X4 believes that blocking CXCR4 overstimulation can lead to improved immune cell trafficking and increase the absolute number of CD8+ T-cells, thereby also increasing the ratio of CD8+ T-cells to Tregs in the TME.

X4’s Product Candidates

X4 is developing a pipeline of first-in-class, oral, small molecule CXCR4 antagonists with the potential to address a broad range of rare diseases, including PIs and cancers. X4’s product candidates are based on a novel mechanism of allosteric inhibition of the CXCR4 receptor and are designed to have an improved pharmacological profile.

X4’s Rare Disease Programs

X4P-001 is X4’s lead product candidate and is a first-in-class, oral, allosteric inhibitor of the CXCR4 receptor targeting the correction of abnormal signaling of the receptor and enabling mobilization and trafficking of immune cells into the bloodstream. X4 has completed a Phase 2 trial in patients with Warts, Hypogammaglobulinemia, Infections, and Myelokathexis, or WHIM, syndrome, a rare congenital disease caused by a mutation in the single gene that encodes for the CXCR4 receptor and plans to initiate a Phase 3 pivotal trial of X4P-001 for the treatment of WHIM syndrome in the first half of 2019. In addition to X4’s initial focus on WHIM syndrome, X4 believes that the biological rationale and available data on X4P-001 supports potential therapeutic benefits across a broad range of PIs, including severe congenital neutropenia, or SCN. In the first half of 2019, X4 plans to initiate a Phase 1/2 trial for X4P-001 in SCN. X4 is also advancing X4P-001 in rare blood cancers, with its initial development focused on Waldenström macroglobulinemia, or WM, where dysregulation of the CXCR4 receptor has been shown to play a key role in treatment resistance and cancer progression. X4 plans to initiate a Phase 1/2 trial for X4P-001 in WM in the first half of 2019. X4 is also currently conducting the Phase 2a portion of an open-label Phase 1/2 trial for X4P-001 in ccRCC and intends to enter into a strategic partnership for future development and potential commercialization of X4P-001 in ccRCC and other potential immuno-oncology indications.

The following table summarizes key information about X4’s product candidates. X4 has retained worldwide clinical development and commercialization rights for the product candidates identified below.

*

Completed two oncology trials: Phase 1b biomarker in melanoma and phase 1b in ccRCC. Intend to enter into a strategic partnership for future development and potential commercialization for X4P-001 in ccRCC and other potential immuno-oncology indications.

X4P-001 in WHIM Syndrome

X4 is developing X4P-001 as a first-in-class, oral, allosteric inhibitor of CXCR4 for the treatment of WHIM syndrome. X4 has achieved clinical proof of concept for X4P-001 in WHIM syndrome where, in the completed Phase 2 trial, X4 observed clinically meaningful increases in neutrophil and lymphocyte counts and a favorable safety profile. Additionally, patients experienced improved infection rates, as reported by patients and the trial investigators. Substantial and visible reductions in wart lesions were also reported in a patient with a history of untreatable severe wart lesions. X4 plans to initiate the Phase 3 pivotal trial of X4P-001 in WHIM syndrome in the first half of 2019 and expects to report top-line data from this trial in mid-2021. X4 is in active discussions with the FDA to finalize the trial design.

Background on WHIM Syndrome

The nomenclature for WHIM syndrome is derived from its clinical characteristics: Warts, Hypogammaglobulinemia, Infections, and Myelokathexis. This acronym, however, does not reflect the broad spectrum of disease manifestations that WHIM patients experience. WHIM syndrome is a rare genetic PI that results from a “gain of function” mutation in the single gene that encodes for the CXCR4 receptor, with the first such mutation identified in 2003. Since then, a total of nine different CXCR4 mutations have been identified as causing WHIM syndrome. These mutations cause premature truncations in the CXCR4 protein, causing the receptor to remain in an “on” state longer than normal, resulting in compromised immune cell trafficking and surveillance.

WHIM patients are typically characterized by having chronic, critically low white blood cell counts, including neutrophils and lymphocytes, which are necessary to mount a healthy immune response to bacterial and viral infections. WHIM patients also sometimes present with warts related to infection with the Human Papilloma Virus, or HPV, and/or low immunoglobulin, or IG, levels, also known as hypogammaglobulinemia. IGs are key proteins that help enable immune responses. In addition, bone marrow aspirates of patients with WHIM syndrome show a “hyper-dense” population of pre-apoptotic immune cells in the bone marrow, which is known as myelokathexis. These conditions reduce the body’s ability to achieve a healthy immune response. For a diagnosis of WHIM syndrome, all four classic characteristics of warts, hypogammaglobulinemia, infections and myelokathexis, do not need to be present, which complicates the diagnosis of these patients.

Genetic testing is used to definitively diagnose WHIM syndrome by confirming the presence of an autosomal dominant mutation in the CXCR4 receptor where only one mutated gene need be affected to cause this disorder. The diagnosis of WHIM syndrome may occur at any age and about one-half of reported patients were diagnosed as adults, mostly between 18 and 40 years of age, and the other half were diagnosed primarily before or at the age of 12 years. WHIM syndrome does not appear to result from a “founder effect,” in which patients are disproportionately segregated in geographic regions due to genetic mutations in a long-ago ancestor, which has thereafter been regionally propagated. WHIM syndrome has been shown typically to have an autosomal dominant pattern of inheritance, which yields a 50% probability of children inheriting the syndrome from an affected parent.

Due to critically low white blood cell counts, patients with WHIM syndrome typically first present with increased susceptibility to repeated bacterial infections, particularly to encapsulated Gram-positive and Gram-negative bacteria, staphylococcus, and mycobacteria. For example, one WHIM patient had six episodes of pneumonia before the age of seven years and another WHIM patient had one to two episodes of pneumonia every year from infancy until diagnosis at the age of 23 years. Recurrent lung infections, which include bronchitis and pneumonias, in WHIM patients have led to bronchiectasis, a permanent and severe form of lung damage. Additionally, reductions in and loss of hearing due to otitis media, or infections of the ear, have been reported in WHIM patients. Other severe infections such as meningitis have also been reported in WHIM patients and, in rare cases, death due to sepsis. In addition to bacterial infections, WHIM patients exhibit increased frequency and severity of viral infections, especially from common forms of HPV, resulting in warts on the skin and genitalia usually starting in childhood. As a result, WHIM patients have an increased risk of HPV-associated cancers as they age. HPV infections of the genital tract and oropharynx may progress to cervical and head and neck cancers. In some female WHIM patients, epidermal manifestation attributed to HPV may lead to cervical dysplasia and invasive cancer. In addition, HPV-positive oral squamous cell carcinoma has been reported in a patient with WHIM syndrome.

The incidence and prevalence of WHIM syndrome are not well established. X4 believes this is due to the relatively recent understanding of the underlying genetics of WHIM syndrome, lack of universal or accessible genetic testing, and limited medical education and awareness of the disease, which is in part driven by the lack of available and disease-modifying treatments. The National Organization for Rare Diseases, or NORD, has reported the incidence of WHIM syndrome to be less than one in 1,000,000 based on a single small registry of eight patients in France. Based on a preliminary independent market research study that X4 sponsored in the United States, which was conducted by a third party research firm, X4 believes the prevalence of WHIM syndrome worldwide is significantly higher than the incidence statistics implied by the France-based registry. The study solicited input from community-based physicians of different specialties, including physicians focused on non-malignant hematology, immunology, dermatology, pulmonology and infectious diseases, who are known to manage and/or treat patients with WHIM syndrome. The 212 physicians across these specialties in the United States identified to participate in this study reported over 1,700 patients genetically confirmed or highly suspected to have WHIM syndrome in the United States alone. The results of this initial study support X4’s estimate of more than 1,000 genetically confirmed WHIM patients in the United States.

WHIM Syndrome Market Awareness and Engagement

As discussed above, X4 believes the prevalence of WHIM syndrome worldwide is significantly higher than the reported incidence statistics imply. X4 is focused on the following priorities to drive awareness of WHIM syndrome and to increase patient and physician engagement:

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Build Patient Registries: X4 is building a database registry of WHIM patients by working with physicians and patient organizations such as the Jeffrey Modell Foundation and the Immune Deficiency Foundation, as well as through social media outreach. X4 plans to use its database to help X4 engage with physicians who may have patients who could potentially enroll in the Phase 3 pivotal trial.

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Prospective Screening Study and Registry: X4 is collaborating with the Jeffrey Modell Foundation in a 300-patient prospective screening study to enable genetic confirmation of suspected WHIM patients. The study is designed to support the identification of WHIM patients by combining clinical features and genetic testing. The genetic testing is being conducted by a leading and accredited clinical DNA testing laboratory. Once patients are identified, X4 is partnering with their managing physicians to explore the patient’s participation in X4’s registry database.

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U.S. Field Team: X4 has a focused field team of experienced MSLs covering all regions of the United States to help X4 increase awareness among physicians, and to help identify physicians who are currently treating WHIM patients or who have patients they believe may have WHIM syndrome. Once patients are identified, X4 partners with them to explore their participation in its screening study and registry database. This field team is further driving the education and awareness of WHIM syndrome through targeted physician outreach and by informing these physicians how to diagnose WHIM syndrome.

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Support Patient Ambassadors: X4 has identified patients with WHIM syndrome who have agreed to be ambassadors for this rare disease. X4 is working with these ambassadors as they partner with informal social networks and patient foundations to form a WHIM syndrome-focused patient organization.

Limited Current Treatment Landscape for WHIM Syndrome

Currently, there are no approved therapies for the treatment of WHIM syndrome. Care is currently limited to the treatment of the different symptoms of WHIM syndrome. The care of WHIM patients is mainly focused on the prevention and management of infections. None of these treatments, however, have been clinically proven to be effective for treating WHIM syndrome nor do they address the underlying cause of this multi-faceted disease, the genetic defect of the CXCR4 receptor. Current symptoms and their limitations are as follows:

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Warts: The presence of warts in WHIM syndrome is driven by an underlying HPV infection. Standard treatments, such as topical therapies (e.g., imiquimod and salicylic acid), cryotherapy and laser therapy, as well as more aggressive approaches, such as cauterization or surgical removal, have been ineffective in providing durable treatment of warts associated with chronic HPV infections. As WHIM patients generally have limited response to vaccines, the HPV vaccine has had limited effectiveness. The number, size and severity of visible warts in WHIM patients can have a significant negative impact on the patient’s quality of life and result in social anxiety issues. Left untreated, chronic HPV-infections are also known to increase the risk of cancer. Patients with WHIM syndrome are reported to have more frequent occurrences of difficult to treat HPV-associated cancers, such as head and neck and anogenital cancers.

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Hypogammaglobulinemia: Intravenous or subcutaneous Ig administration, referred to as IVIg or SCIg, respectively, can be administered to patients with low Ig levels. In WHIM patients, the administration of Ig therapies raises Ig levels, but has shown no impact on circulating leukocytes and limited or no impact on immune responses. Ig treatment of patients with WHIM syndrome is based on empirical and anecdotal evidence, and there are no clinical data demonstrating the efficacy of Ig treatment for WHIM syndrome. Ig treatment also does not treat or protect against HPV-associated symptoms and diseases, such as warts and certain cancers. Furthermore, Ig administration is costly and time consuming.

•

Infections: WHIM patients are given antibiotics to manage infections. Acute infections usually resolve, although X4 is aware of reports from clinicians citing death due to pneumonia or sepsis in young WHIM patients. Importantly, even with antibiotic use, infections recur more frequently and persist longer in patients with WHIM syndrome. Further, the toll of multiple, chronic infections in WHIM patients has been known to lead to devastating irreversible pathologies such as hearing loss due to chronic ear infections and bronchiectasis. Patients are sometimes given a granulocyte-colony stimulating factor, or G-CSF, to increase neutrophil counts, but G-CSF has demonstrated little, if any, impact on lymphopenia or the incidence of infections in WHIM patients. In a small registry of eight WHIM patients in France, three of the four patients who received G-CSF continued to have persistent, repeated infections. Side effects of G-CSF include disabling bone pain, which can be more severe in certain age groups. Additional, less common, treatment-limiting complications of chronic G-CSF administration include myelofibrosis and leukemia.

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Myelokathexis: G-CSF is sometimes used to treat the myelokathexis characteristic of WHIM syndrome to try to increase the number of neutrophils outside of the bone marrow, but G-CSF has no effect on lymphocyte and other types of white blood cells. Side effects of G-CSF can include disabling bone pain, myelofibrosis and leukemia.

While the costs of managing the chronic impact of WHIM syndrome are unknown, the per-patient cost of treating PIs that are similar to WHIM syndrome based on drug costs alone exceeds $100,000 per year in the United States utilizing similar therapies, such as antibiotics, IVIg, SCIg and/or G-CSF, despite the limited effectiveness of these treatments. Beyond these estimated direct costs of potentially ineffective therapeutics, other costs associated with direct and indirect management of the disease, such as repeated immunization, physician visits, or hospitalizations, have not been quantified but are likely to be significant. X4 believes there is a significant need for a treatment targeting the underlying excessive signaling caused by mutations to the CXCR4 receptor, which is the established cause of WHIM syndrome.

Proof-of-concept studies conducted using twice-daily skin injections of a CXCR4 antagonist called plerixafor (marketed as Mozobil) appear to favorably impact the multiple clinical effects of WHIM syndrome. Treatment with twice-daily injections of plerixafor has been shown to increase circulating levels of both neutrophils and lymphocytes, decrease incidence of infection, and reduce wart lesions, as well as improve bone marrow morphology in a Phase 1 clinical trial in three WHIM patients. Although X4 believes plerixafor provides validation for the use of a CXCR4 antagonist for the treatment of this disease, it is not an ideal treatment for WHIM patients given it is an injectable treatment with a short half-life, requiring long-term, twice-daily injections, which are impractical for chronic use. In addition, safety for chronic treatment using plerixafor has not been established to support its approval for long-term use. Plerixafor is not approved for the treatment of WHIM syndrome and X4 is not aware of any plans to develop it as a treatment for WHIM syndrome.

X4’s Solution

X4P-001 Profile

X4P-001 is a first-in-class, oral, allosteric antagonist of the chemokine receptor CXCR4 designed to correct the immunosuppression resulting from the abnormal receptor signaling caused by mutations in the single gene that encodes the CXCR4, and is, therefore, designed to address the underlying cause of WHIM syndrome. X4 believes the allosteric inhibition of CXCR4 by X4P-001 will allow for an improved pharmacological profile and favorable side effect profile for the treatment of PIs over other CXCR4 antagonists because X4P-001 can block the activity of mutated CXCR4 receptors rather than directly compete with the ligand. In addition, the demonstrated drug exposure in patients, the 23-hour half-life and the bioavailability of X4P-001 support once-daily oral dosing, which X4 believes will provide convenient dosing and better patient compliance for life-long use. X4P-001 utilizes well-established small molecule chemistry to manufacture X4P-001, which is then formulated and filled in capsules by a robust and cost-effective process, yielding a potential commercial product that can be supported by specialty pharmacy distribution.

Clinical Development Summary

In October 2018, X4 received Orphan Drug Designation from the FDA for X4P-001 for the treatment of WHIM syndrome. In 2018, X4 presented promising results from its Phase 2 trial in WHIM syndrome and expects to initiate a Phase 3 pivotal trial in the first half of 2019.

X4’s Phase 2 Clinical Trial

In January 2017, X4 initiated the Phase 2 clinical trial of X4P-001 for the treatment of patients with WHIM syndrome. This trial was an open-label, dose-escalation trial in eight WHIM patients conducted at two sites in the United States and Australia pursuant to an IND that X4 submitted to the FDA in June 2016. The primary objective of the Phase 2 trial was to determine the safety and tolerability of X4P-001 and to determine the dose of X4P-001 for the Phase 3 pivotal trial. The secondary objective of the Phase 2 trial was to evaluate the potential efficacy of X4P-001 in patients with WHIM syndrome by measuring biomarkers, specifically neutrophil and lymphocyte counts over 24-hour dosing cycles. The frequency of infections, antibiotic use, hospitalizations, severity of warts lesions, and vaccine titer levels, among other metrics, were also examined. To be included in the Phase 2 trial, patients must have had a confirmed genetic diagnosis of WHIM syndrome, be at least 18 years of age and have a neutrophil count equal to or less than 400/µL or a lymphocyte count equal to or less than 650/µL. Patients that had been infected with the human immunodeficiency virus, or HIV, were excluded from the Phase 2 trial, as were patients with recent exposure to plerixafor.

In the Phase 2 trial, patients received escalating doses of X4P-001 starting at 50 mg once daily to 400 mg once daily. Patients received starting doses higher than 50 mg once daily as the trial progressed based on the safety and biomarker response data of earlier patients enrolled in the trial. Patients were dose-escalated from their starting dose based on an in-hospital 24-hour measurement of ANCs and ALCs above or below the pre-defined target thresholds of 600/µL and 1,000/µL, respectively.

Neutrophil counts of less than 500/µL are associated with increased risk of infection and are classified as grade 4 (severe or life threatening) by the National Cancer Institute. The study’s entry criterion was set at a neutrophil count equal to or less than 400/µL, to assure that patients in the study had neutrophil counts in this “severe or life threatening” category. The response threshold was set at 600/µL to reflect a minimum 50% increase in neutrophil counts and meaningfully above the critical grade 4 limit.

In contrast to neutrophil counts, there is no clinical correlate established for degrees of lymphopenia, so the entry criterion for the Phase 2 trials was set to be in the middle of grade 2 severity (moderate lymphopenia). The response threshold of 1000/µL is within the normal range for lymphocytes and represents a minimum of 50% improvement over lymphocytes counts at trial entry. Given lymphocytes play a key role in the immune response and lymphopenia is a characteristic of WHIM syndrome, a return to normal lymphocyte counts is expected also to be associated with improved immune function.

To assess the blood levels of ANCs and ALCs, patients received X4P-001 at the same dose for at least three weeks to reach steady state. Patients then completed a 24-hour hospital stay at the beginning of which patients were given the appropriate dose of X4P-001. X4 then took blood measurements for ANC and ALC over the 24-hour period through standard complete blood count, or CBC, methods. The main biomarker endpoint of the Phase 2 trial was a measurement of the amount of time and by how much ANCs and ALCs remained above or below the predefined thresholds over the 24-hour period. The treatment goal for this endpoint was to increase counts to 600/µL for neutrophils and 1000/µL for lymphocytes.

X4 completed the dose-titration portion of the Phase 2 trial in March 2018 and, based on the reported results, the Data Review Committee, or DRC, recommended the Phase 3 dose based on these results. Following completion of the dose-titration portion of the Phase 2 trial, patients were allowed to continue on study drug in an open-label extension study. Five patients continue to receive X4P-001 in the open-label extension study.

In the Phase 2 trial, X4P-001 was well tolerated across all doses. Treatment-related adverse events reported were dry mouth (n=2), nausea (n=2), dry eye (n=1), nasal dryness (n=1), dyspepsia (n=1), conjunctivitis (n=1) and rash (n=1). No serious adverse events were reported that were deemed related to treatment with X4P-001 and no adverse event met criteria for a treatment-limiting toxicity. One patient (patient 001-005) discontinued treatment after two weeks because of a treatment-related Grade 1 rash and is not included in the evaluable patients discussed below. Two patients completed the six months of dose titration and declined to continue on treatment in the open label study for personal reasons related to the travel requirements for the study.

In the Phase 2 trial, for all evaluable patients, the lymphocyte counts exceeded threshold at doses at least one dose or above 50 mg per day and, except for one patient, the neutrophil counts exceeded threshold at doses at or above 300 mg per day. In the graphs below, the 24-hour in-hospital ANCs and ALCs of all seven patients dosed at 300 mg per day are shown. The ANC of three of the seven patients exceeded the 600/µL neutrophil threshold and therefore were not further dose-escalated. Of the patients whose neutrophil levels did not exceed the target thresholds, three were then dose escalated to 400 mg per day, and one patient declined to continue in the trial for personal reasons. The ALC for six patients (6/7) exceeded the 1,000/µL lymphocyte threshold at the 300 mg dose.

ANC Levels All Patients at 300 mg	ALC Levels All Patients at 300 mg

In the graphs below, the 24-hour in-hospital ANCs and ALCs of three patients who were dose-escalated to 400 mg per day are shown. Two of three patients achieved counts above the threshold levels of both neutrophils and lymphocytes. Although the third patient (patient 001-002) did not achieve neutrophil counts above threshold, this patient has had no infections during the nine months since initiating treatment of 400 mg per day, which is reported to be meaningfully reduced as compared to her prior history reported by the trial investigator. Among the three patients with a combined 27 months of treatment at the 400 mg dose, only two infections have been reported at that dose. X4 believes this may be indicative of the potential clinical benefit of daily dosing with X4P-001 despite varying degrees of increases in the levels of ANCs and ALCs.

ANC Levels All Patients at 400 mg	ALC Levels All Patients at 400 mg

In summary, at X4P-001 doses of 300 mg and 400 mg administered once daily, five of seven patients achieved the pre-defined thresholds for neutrophils and six of seven patients achieved the pre-defined thresholds for lymphocytes. Doses of X4P-001 above 400 mg per day were not tested in the Phase 2 trial due to the meaningful increased levels of ANCs and ALCs and the favorable safety and tolerability profile observed with the 400 mg per day dose. Based on this favorable safety profile, along with results of dose-dependent neutrophil and lymphocyte activity, the DRC recommended that the 400 mg daily dose of X4P-001 be utilized in the Phase 3 study.

In addition to the favorable safety profile and the achievement of threshold levels of ANCs and ALCs, X4 observed preliminary evidence of clinical activity in the form of reductions in wart lesions and physician-reported reductions in infection rates. Prior to entering the study, Patient 006 was reported to have a long history of severe wart lesions that were refractory to all available treatments. This patient (patient 001-006) had a dramatic and visible reduction in wart burden observed at 26 weeks of treatment; wart burden continued to decrease after 55 weeks of treatment with X4P-001. The patient has had no treatment of any kind during the study for warts and the reductions in wart lesions was reported by the investigator as a probable drug effect of X4P-001. This patient continues to be treated in the extension arm of this study.

X4’s Planned Phase 3 Clinical Trial for Patients with WHIM Syndrome

X4 intends to initiate the randomized, double-blind, placebo-controlled Phase 3 pivotal trial in WHIM syndrome in the first half of 2019. X4 expects that the Phase 3 pivotal trial will enroll a minimum of 18 and up to a maximum of 28 WHIM patients across sites in the United States and globally. To be included in the Phase 3 pivotal trial, patients must have had a genetically confirmed diagnosis of WHIM syndrome, have a neutrophil count equal to or less than 400/µL, and a lymphocyte count equal to or less than 650/µL, and no prior exposure to plerixafor. These inclusion criteria are the same as the inclusion criteria used in the Phase 2 trial. X4 intends to randomize patients on a one-for-one basis into the X4P-001 and placebo arms and to administer study drug at a dose of 400 mg per day over a 52-week treatment period. X4 is currently in final, and confirmatory discussions with the FDA to finalize the Phase 3 pivotal trial protocol. X4’s expected primary endpoint for the Phase 3 pivotal trial will assess the efficacy of X4P-001 through a biomarker measurement the same as, or similar in basis and nature to the biomarker measurement measured in the Phase 2 trial. X4 plans to also measure other secondary endpoints, including the difference between the treatment arm and the placebo arm in the lymphocyte counts above the predefined 1,000/µL threshold, frequency and severity of infections, number and severity of warts, antibody levels following revaccination, Ig levels, frequency of events requiring rescue therapy, hospitalizations, quality of life metrics, and Patient Reported Outcomes, or PROs, to further assess the potential clinical benefit of X4P-001 in WHIM patients. Following completion of the Phase 3 pivotal trial, patients will be allowed to continue on study drug in an open-label expansion study. If the Phase 3 pivotal trial is successful, X4 believes this study will be the only trial required for approval in the United States and European Union.

X4 has participated in an initial Scientific Advice with the European Medicines Agency, or EMA. Based on EMA feedback, X4 believes that a biomarker endpoint similar to that assessed in the Phase 2 trial will be acceptable for the primary endpoint of the Phase 3 pivotal trial to support approval in Europe. Additionally, X4 intends to submit a request for Orphan Drug Designation, or ODD, in Europe; Orphan Drug Designation was granted for X4P-001 for the treatment of WHIM syndrome in the United States by the FDA.

X4P-001 in SCN and Additional PIs

X4 believes X4P-001 may be used to treat a number of additional PIs beyond WHIM syndrome. Particularly, X4 believes X4P-001 can potentially treat certain patients with severe congenital neutropenia, or SCN. Like WHIM syndrome, SCN is a rare blood disorder similarly characterized by increased risks of infections and cancer due to abnormally low levels of certain white blood cells, including neutrophils and lymphocytes, in the body. Additionally, some sub-types of SCN have mechanisms that overlap with signaling of the CXCL12/CXCR4 pathway. G-CSF is the standard of care for SCN and is used to stimulate the bone marrow to produce neutrophils. Side effects of G-CSF include disabling bone pain, which can be more severe in certain age groups. Additional, less common, treatment-limiting complications of chronic G-CSF administration include myelofibrosis and leukemia. In SCN cases that are unresponsive to G-CSF, or if leukemia has developed, bone marrow transplants have been made with varying degrees of success. Bone marrow transplants bring additional risks into the management of the disorder. X4 plans to initiate a Phase 1/2 clinical trial of X4P-001 in the first half of 2019 in certain genetically defined SCNs to assess the potential to expand the use of X4P-001 into additional PIs beyond WHIM syndrome. Given the data that it has generated to date in WHIM patients, X4 expects to start dosing patients with 400 mg once daily.

X4P-001 in Waldenström macroglobulinemia

X4 believes X4P-001 may be used to treat certain blood cancers, including Waldenström macroglobulinemia, or WM. WM, is a rare form of non-Hodgkin’s lymphoma and B-cell lymphoproliferative disorder. The WM landscape has recently been revolutionized by whole-genome sequencing which has identified genetic mutations in the disease. Approximately 30-40% of WM patients have been shown to have gain-of-function, WHIM syndrome-like mutations in the CXCR4 gene in the cancer cells that define this rare form of lymphoma. In WM, somatic mutations of CXCR4 have been demonstrated to be associated with activating and pro-survival signaling of tumor cells, as well as the possible acquisition of resistance to several drugs, including anti-CD20 monoclonal antibody, and BTK inhibitors, such as ibrutinib, the current standard of care. For example, in WM patients who have been treated with ibrutinib, patients with WHIM syndrome-like mutations have a dramatically reduced median progression-free survival, or mPFS, as compared to patients without the somatic WHIM syndrome mutation. The mPFS for WM patients with WHIM-like mutations has been shown to be approximately two years, whereas patients without the mutation have a mPFS of well over five years.

X4P-002

X4 is also developing X4P-002, a CXCR4 antagonist that has unique properties enabling it to penetrate the blood-brain barrier with a potential to provide therapeutic exposures necessary to treat glioblastoma multiforme, or GBM. GBM is the one of the most aggressive forms of brain cancer. GBM accounts for about 15% of brain cancers and it is estimated that there were 12,000 new cases of GBM in the United States in 2016. The five-year overall survival is 10%, which demonstrates the need for new therapies that effectively treat GBM.

Malignancies of the brain present greater demands on drug distribution within the body than other tumors due to the blood-brain barrier that actively transports undesired molecules out of the brain. X4 believes that X4P-002 is the only CXCR4 antagonist product candidate that has been shown, in preclinical studies to date, to penetrate the blood-brain barrier in levels that exceed the targeted levels required for an optimized anti-cancer effect in animal studies. As a result, X4 believes that X4P-002 has the potential to be a first-in-class treatment for GBM. X4 expects to submit an IND for X4P-002 to the FDA in the second half of 2019 and subsequently initiate a Phase 1b trial for X4P-002, with initial data expected in the second half of 2020.

X4P-003

X4 is also developing X4P-003, a next generation molecule for the treatment of rare diseases linked to defects in CXCR4 trafficking. X4P-003 is designed to have an enhanced pharmacokinetic/pharmacodynamic profile relative to X4P-001, which could allow X4P-003 to deliver improved patient compliance and ease of use to better serve patients suffering from chronic rare diseases. X4 plans to submit an IND for X4P-003 in the second half of 2019 and subsequently initiate a Phase 1b trial for X4P-003, with initial data expected in the second half of 2020.

X4’s Immuno-Oncology Programs

Overexpression of CXCL12, the ligand for CXCR4, is found in over 20 solid and blood-derived tumor types, indicating a key role of the CXCL12/CXCR4 pathway in pro-tumor signaling and immunosuppression. X4 has completed two pilot open label Phase 1b trials: a Phase 1b trial of X4P-001 in combination with pembrolizumab to assess its pharmacodynamics in patients with advanced melanoma alone and a Phase 1b trial of X4P-001 in combination with nivolumab for the treatment of patients with clear cell renal cell carcinoma, or ccRCC, after patients have become refractory to nivolumab. Data from X4’s completed Phase 1b trial in melanoma demonstrated single-agent activity in the tumor microenvironment, or TME, with meaningful increases in activated CD8+ T-cells. The Phase 1b trial in ccRCC demonstrated clinical improvements in a majority of the patients, who were previously progressing on prior nivolumab treatment. Both Phase 1b trials demonstrated a positive safety profile in combinations across both trials. X4 is currently conducting the Phase 2a portion of the open-label Phase 1/2 trial in ccRCC in combination with axitinib. In the Phase 1b portion of the trial, X4 demonstrated a positive safety profile, determined the maximum tolerated dose and showed early signs of clinical activity, including a complete response in this heavily pre-treated population. In June 2018, X4 reported preliminary results from the 65-patient Phase 2a portion of this trial in ccRCC with axitinib and demonstrated tolerability as well as promising signs of potential clinical efficacy in heavily pretreated patients with ccRCC. X4 expects to report on the clinical endpoints, including mPFS in mid-2019 from this trial. X4 intends to enter into a strategic partnership for future development and potential commercialization of X4P-001 in ccRCC and other potential immuno-oncology indications.

X4’s Ongoing Phase 1/2 Clinical Trial in Combination with Axitinib in ccRCC

In 2015, X4 initiated a two-part Phase 1/2 clinical trial of X4P-001 for the treatment of patients with ccRCC who had received at least one prior line of therapy across multiple sites in the United States and South Korea. X4 is currently assessing X4P-001 in the Phase 2a portion of the open-label Phase 1/2 trial. The Phase 1b portion of the trial was an open-label, three-by-three dose escalation study designed to determine the combination dose to be used in open label Phase 2a portion of the trial. The goals of the trial are to evaluate the safety, pharmacokinetics and anti-tumor activity of X4P-001 in combination with axitinib to confirm the dose to be used in future clinical development. All patients in the Phase 1b portion of the trial were administered once-daily X4P-001 and 5 mg of axitinib twice daily. Tumor lesions were assessed by computerized tomography, or CT, scans every eight weeks and assessed by central review. Additionally, blood draws to assess drug levels, CBCs and other biomarkers were collected throughout the trial.

Efficacy is being evaluated based on the industry standard Response Evaluation Criteria in Solid Tumors, or RECIST, which are the unified response assessment criteria agreed to by the World Health Organization, United States National Cancer Institute, and European Organisation for Research and Treatment of Cancer. RECIST defines disease progression and tumor response based on these international standards.

X4 enrolled 16 patients in the Phase 1b portion of the trial and 14 were evaluable for tumor response. The objective response rate, or ORR, was 28.6%, with three confirmed partial responses, or PRs, and one confirmed complete response, or CR. Additionally, there were nine stable diseases, SDs, and one progressive diseases, or PD, which resulted in a disease control rate, or DCR, of 92.9%. X4P-001 doses of 200 mg twice per day, 400 mg once per day, and 600 mg once per day were tested in the Phase 1b portion of the trial, and 400 mg once per day was chosen for the open label Phase 2a portion of the trial.

In June 2018, X4 presented preliminary results from 47 evaluable patients from the ongoing Phase 2a portion of the trial. Patients in this portion of the trial were heavily pre-treated with 75% of patients having had two or more prior treatments. The interim ORR was 23%, with 10 (21%) confirmed PRs and one (2%) confirmed CR. Additionally, there were 27 SDs and nine PDs, which resulted in a DCR of approximately 81% for this interim analysis.

Best Response* in Clinically Evaluable** Patients (N = 47)
Complete Response (CR)	1 (2%)
Partial Response (PR)	10 (21%)
Stable Disease (SD)	27 (57%)
Progressive Disease (PD)	9 (19%)
Objective Response Rate (CR + PR)	23%

Clinical cut-off date: March 23, 2018

*	Based on RECIST 1.1 criteria
**	Response data from central review is currently pending for remaining 18 pts

Safety data reported in X4’s American Society of Clinical Oncology Meeting presentation in June 2018 showed that X4P-001 + axitinib was well tolerated. Treatment-related serious adverse events were diarrhea, hyperkalemia, and hypertension (two patients, 3%), and blood creatinine increased, nausea, sepsis and trachea-esophogeal fistula (one patient each, 1.5%). The safety profile of the combination was consistent with axitinib single-agent adverse events.

X4 intends to present updated data from the Phase 2a portion of the trial in mid-2019 and intends to include additional clinical metrics of potential efficacy, such as mPFS and duration of response as well as additional safety information.

X4’s Phase 1b Clinical Trial in Combination with Nivolumab in ccRCC

X4 has completed a Phase 1b trial of X4P-001 for the treatment of patients with ccRCC in combination with the approved immuno-oncology therapy, nivolumab, a PD-1 checkpoint inhibitor. The primary objective of the trial was to evaluate the safety and tolerability of X4P-001 in combination with nivolumab. The trial enrolled patients who have not responded to nivolumab but were maintained on nivolumab and X4P-001 was added to their treatment regimen. In addition to safety and tolerability, the trial evaluated early signs of biological activity using biomarkers, and clinical efficacy as measured by ORR.

Results were presented from the nine patients with advanced ccRCC enrolled in the pilot study who were non-responsive to single agent nivolumab, defined as those who were either stable or had progressive disease. Enrolled patients received (400 mg of X4P-001 once daily and continued to receive standard bi-weekly nivolumab therapy. Median duration of treatment with the combination was 3.7 months (range one to 15 months). Five of nine patients showed clinical improvements in tumor shrinkage with the addition of X4P-001.

In the trial, X4P-001 in combination with nivolumab had an acceptable safety profile in ccRCC patients. The most frequent drug related adverse events were diarrhea, nasal congestion, ALT/AST increase, dry eye, fatigue. No grade 4 or 5 adverse events occurred. All Grade 3/serious adverse events related to the combination treatment were manageable with appropriate intervention. Two patients experienced serious adverse events related to either X4P-001 or nivolumab: one had mucosal inflammation and rash maculo-papular and another had an ALT/AST increase and autoimmune hepatitis.

In addition, in the trial, combination therapy with X4P-001 and nivolumab exhibited anti-tumor activity in some patients with advanced ccRCC who were previously unresponsive to nivolumab monotherapy. Four patients who had progressed on prior nivolumab monotherapy had a best response of stable disease with the additional X4P-001 to nivolumab treatment. Of the five patients who were stable on prior nivolumab monotherapy, one had a partial response with combination therapy of X4P-001 and nivolumab. Serum biomarker analyses identified significant early changes in cytokines and chemokines, including CXCL9, a chemoattractant ligand for cytotoxic T-cell migration.

X4 Phase 1b Clinical Biomarker Trial in Advanced Melanoma

X4 has completed a Phase 1b biomarker clinical trial in 16 patients with Stage III and IV melanoma. This multi-center trial evaluated the safety and tolerability of X4P-001 alone and in combination with the immuno-oncology therapy pembrolizumab, an approved PD-1 checkpoint inhibitor. The trial evaluated the immune profile of participants’ tumor biopsies and blood to assess changes of key immune cell profiles and inflammatory response markers. Sixteen patients were enrolled in the study. Nine patients had both baseline (pre-dose) and post-X4P-001 treatment-evaluable biopsies and were considered as evaluable patients to be included in the analysis. Results from the tumor biopsies taken from melanoma patients, before and after receiving single agent X4P-001 treatment for three weeks, were analyzed and presented. Analyses showed three weeks of single agent X4P-001 monotherapy enhanced tumor immunity. Enhanced immunity was indicated by:

•	increased proliferating CD8+ cells, indicative of cytotoxic T-cell activation;

•	increased IFN-gamma gene expression signature score, suggesting enhanced antigen priming and activation;

•	increased Tumor Inflammation Signature, or TIS, indicative of increased inflammation status in the TME;

•	increased CD8+ T-cell density at the tumor interface, with the total density of CD8+ cells inside the tumor boundary area increased four-fold compared with baseline;

•

increased numbers of cells expressing CD3 antigens, a pan T-cell marker, within tumor borders, and decreased expression of VISTA, a checkpoint molecule that inhibits T-cell activation and proliferation; and

•	increases in multiple chemoattractant factors in serum, consistent with increased trafficking of immune cells post CXCR4 inhibition.

After single agent X4P-001 treatment, patients received X4P-001 in combination with pembrolizumab for an additional six weeks. Continued signs of positive immune cell changes in the tumor microenvironment were seen. Treatment of additional patients in the trial showed that X4P-001 as a single agent, and in combination with pembrolizumab, continued to be well tolerated.

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. X4 faces potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Any product candidates that X4 successfully develops and commercializes will compete with existing therapies and new therapies that may become available in the future.

Many of X4’s competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than X4 does. Other firms also compete with X4 in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient enrollment for clinical trials, as well as in acquiring technologies complementary to, or necessary for, X4’s programs. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of X4’s competitors. Smaller or early-stage companies may also prove to be significant competitors with X4, particularly through collaborative arrangements with large and established companies.

X4’s commercial opportunity could be reduced or eliminated if its competitors develop and commercialize therapeutics that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that X4 may develop. X4’s competitors also may obtain marketing approvals for their products more rapidly than X4 may obtain approval for its products, which could result in its competitors establishing a strong market position before X4 is able to enter the market. In addition, X4’s ability to compete may be affected because in some cases insurers or other third-party payors, including government programs, seek to encourage the use of generic products. This may have the effect of making branded products less attractive, from a cost perspective, to buyers.

X4 is aware of other companies that are developing CXCR4 inhibitors that are in a similar stage of development as X4P-001, including Eli Lilly, Pfizer, Bristol-Myers Squibb, or BMS, BioLineRx, Noxxon, Upsher-Smith, Polyphor and Glycomimetics. To X4’s knowledge, there do not appear to be any competitors with programs in development for WHIM syndrome or SCN. With respect to WM, the Dana Farber Cancer Institute has initiated a trial to study the BMS CXCR4 antibody (IV infusion) in the treatment of WM patients with CXCR4 mutations.

In WM, there are several treatment approaches currently being developed, including targeted therapies and immunotherapies (as monotherapies and combination therapies), chemotherapy, stem cell transplantation, and cancer vaccines. X4’s principal competitors in ccRCC include Pfizer, Novartis, BMS, and Merck. In glioblastoma, X4’s principal competitors include Genentech/Roche and BMS.

Manufacturing

X4 does not own or operate, and currently has no plans to establish, manufacturing facilities for the production of clinical or commercial quantities of X4P-001 or any of its other product candidates. X4 currently relies, and expects to continue to rely, on third parties for the manufacture of its product candidates and any products that it may develop.

X4 currently engages a single third-party manufacturer to provide the active pharmaceutical ingredient, or API, for X4P-001. X4 also engages a single third-party manufacturer to provide fill and finish services for the final drug product formulation of X4P-001 for use in its clinical trials.

X4 obtains the supplies of its API and drug products from these manufacturers pursuant to typical industry standard clinical supply agreements. X4 believes that both API and drug product manufacturers have the capability and capacity to manufacture currently projected clinical trial supply and commercial volumes of X4P-001 and X4 is engaged in active discussions with both parties to plan commercial manufacturing arrangements. X4 obtains the supplies of its product candidates from these manufacturers under master services contracts and specific work orders. However, X4 does not have long-term supply arrangements in place. X4 does not currently have arrangements in place for redundant supply or a second source for API for X4P-001. If any of X4’s current manufacturers becomes unavailable to X4 for any reason, X4 believes that there are a number of potential replacements, although X4 might incur some delay in identifying and qualifying such replacements. X4 intends to identify and qualify additional manufacturers to provide bulk drug substance and drug product services prior to submission of a new drug application, or NDA, to the FDA, if necessary, to ensure sufficient commercial quantities of X4P-001.

License Agreements

License Agreement with Genzyme

In July 2014, X4 entered into a license agreement with Genzyme pursuant to which X4 was granted an exclusive license to certain patent applications and other intellectual property owned or controlled by Genzyme related to the CXCR4 receptor to develop and commercialize products containing licensed compounds (including but not limited to X4P-001) for all therapeutic, prophylactic and diagnostic uses with the exception of autologous and allogenic human stem cell therapy. Genzyme has retained the exclusive right to use the intellectual property licensed to X4 in specific indications related to Genzyme’s product Mozobil® and allogenic/autologous hematopoietic stem cell transplantation treatments. Genzyme has also retained the non-exclusive right to conduct preclinical research involving compounds in any field, including any fields licensed to X4, but has no retained rights to conduct any clinical development or commercialization of those compounds identified in the agreement in any of the fields licensed to X4. X4 is primarily responsible for the preparation, filing, prosecution and maintenance of all patent applications and patents covering the intellectual property licensed to X4 under the agreement at its sole expense.

Under the terms of the agreement, X4 is obligated to use commercially reasonable efforts to develop and commercialize licensed products for use in the field in the United States and at least one other major market country. X4 has the right to grant sublicenses of the licensed rights that cover X4P-001 to third parties. If X4 wishes to grant a sublicense to any licensed product other than X4P-001, X4 is obligated to first offer the sublicense to Genzyme. If Genzyme expresses written interest for the sublicense, then X4 will negotiate exclusively with Genzyme for a certain stated period to obtain a license to such rights, after which Genzyme shall have no further rights with respect to such licensed product and X4 will be free to negotiate a sublicense with respect to such licensed product with any third party.

X4 paid Genzyme an initial fee on the effective date of the agreement and an additional fee in the amount of $300,000 upon the satisfaction by X4 of its financing obligation by its Series A round financing.

X4 has issued Genzyme 1,129,823 shares of its Common Stock following its Series A financing, equal to 10% of its outstanding Common Stock at the time following the Series A financing. No further issuance of shares is required under the terms of the license.

X4 is obligated to pay Genzyme milestone payments in the aggregate amount of up to $25,000,000, contingent upon the achievement by X4 of certain late-stage regulatory and sales milestones with respect to licensed products. In addition, X4 may be required to make a one-time milestone payment to Genzyme upon the consummation by X4 of a change of control transaction, in an amount equal to 5.5% of the consideration paid to X4’s equity holders, other than Genzyme, in connection with such change of control transaction, after deducting X4’s outstanding debt obligations and the aggregate cash investments made by X4’s equity holders prior to the closing of the change of control transaction. The Merger qualifies as a change of control event, as defined in the license agreement, but results in no payment being due to Genzyme under the license agreement.

X4 is obligated under the agreement to pay Genzyme tiered royalties based on net sales of licensed products that X4 commercializes under the agreement. X4’s obligation to pay royalties for each licensed product expires on a country-by-country basis on the latest of (i) the expiration of licensed patent rights that cover that licensed product in that country, (ii) the expiration of regulatory exclusivity in that country and (iii) ten years after the first commercial sale of such licensed product in that country. Royalty rates are subject to reduction under the agreement in specified circumstances, including in any country if X4 is required to obtain a license from any third party to the extent its patent rights might infringe the third party’s patent rights, if a licensed product is not covered by a valid claim in that country or if sales of generic products reach certain thresholds in that country. If X4 enters into a sublicense under the agreement, X4 will be obligated to pay Genzyme a percentage of certain upfront, maintenance fees, milestone payments and royalty payments paid to X4 by the sublicensee.

License Agreement with Georgetown University

In December 2016, X4 entered into a license agreement with the Georgetown University, or Georgetown, pursuant to which X4 obtained an exclusive, worldwide license to make, have made, use, sell, offer for sale and import of products covered by patent rights co-owned by Georgetown. The rights licensed to X4 are for all therapeutic, prophylactic and diagnostic uses in all disease indications in humans and animals.

Under the terms of the agreement X4 paid a one-time only, upfront fee of $50,000, and X4 may be required to pay milestone payments of up to an aggregate of $800,000 related to commercial sales of a product. X4 is responsible for all future patent prosecution costs.

The term of the license agreement will continue until the expiration of the last valid claim within the patent rights covering the product. Georgetown may terminate the agreement in the event (i) X4 fails to pay any amount and fails to cure such failure within 30 days after receipt of notice, (ii) X4 defaults in its obligation to obtain and maintain insurance and fails to remedy such breach within 45 days after receipt of notice, or (iii) X4 declares insolvency or bankruptcy. X4 may terminate the agreement at any time upon at least 60 days’ written notice.

License Agreement with Beth Israel Deaconess Medical Center

In December 2016, X4 entered into a license agreement with Beth Israel Deaconess Medical Center, or BIDMC, pursuant to which X4 obtained an exclusive, worldwide license to make, have made, use, sell, offer for sale and import of products covered by patent rights co-owned by BIDMC. The rights licensed to X4 are for all fields of use.

Under the terms of the agreement X4 paid a one-time only, upfront fee of $20,000 and X4 is responsible for all future patent prosecution costs.

The term of the license agreement will continue until the expiration of the last valid claim within the patent rights covering the product. BIDMC may terminate the agreement in the event (i) X4 fails to pay any amount and fails to cure such failure within 15 days after receipt of notice, (ii) X4 is in material breach of any material provision of the agreement and fails to remedy such breach within 60 days after receipt of notice, or (iii) X4 declares insolvency or bankruptcy. X4 may terminate the agreement at any time upon at least 90 days’ written notice.

Intellectual Property

X4’s ability to commercialize its product candidates depends in large part on its ability to obtain and maintain intellectual property protection for its product candidates, including X4P-001, and X4’s preclinical compounds and core technologies. X4’s policy is to seek to protect its intellectual property position by, among other methods, filing U.S. and foreign patent applications related to the technology, inventions and improvements that are important to the development and implementation of its business strategy. X4 also relies on trade secrets, know-how and continuing technological innovation to develop and maintain its proprietary position.

X4 files patent applications directed to its product candidates, preclinical compounds and related technologies to establish intellectual property positions on these compounds and their uses in disease. As of December 31, 2018, X4 had 12 issued U.S. patents, approximately 15 pending U.S. patent applications and approximately 120 PCT and foreign patents and patent applications in the following foreign jurisdictions: Belgium, Brazil, Canada, China, European Patent Office, France, Germany, Great Britain, Hong Kong, India, Ireland, Italy, Israel, Japan, Korea, Lichtenstein, Mexico, Netherlands, Norway, Spain, Sweden and Switzerland.

As of December 31, 2018, X4’s in-licensed intellectual property portfolio for X4P-001 consisted of one issued U.S. patent directed to composition of matter for X4P-001, which is expected to expire in December 2022 excluding possible patent term extensions of up to an additional five years. The intellectual property portfolio for X4P-001 also included one issued U.S. patent with claims directed to X4P-001 in the form of a salt, three issued U.S. patents directed to pharmaceutical compositions, and four issued U.S. patents directed to methods of making X4P-001. X4 also had one pending U.S. patent application and two issued U.S. patents directed to methods of using X4P-001, four issued U.S. patents directed to compositions and methods of making chemical compounds related to X4P-001. Approximately 85 corresponding PCT and foreign patents and patent applications directed to compositions of matter and related chemical compounds as well as methods of making and methods of use were issued or pending. All of the above patents and patent applications were exclusively licensed to X4 pursuant to the terms of the Genzyme license agreement.

Additionally, X4 has filed its own patent applications with respect to the X4P-001 and X4P-002 product candidates. As of December 31, 2018, X4’s independently generated intellectual property portfolio included five U.S. provisional patent applications, six pending U.S. non-provisional patent applications and approximately 22 corresponding PCT and foreign patent applications related to its X4P-001 clinical programs in cancer and primary immunodeficiencies, and three pending U.S. non-provisional patent applications and 13 PCT and foreign patent applications related to its preclinical compounds and X4P-002 in glioblastoma. Patents issuing from these applications, if any, are expected to expire between 2036 and 2039.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries, including the United States, the patent term is 20 years from the earliest filing date of a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office, or the USPTO, in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. The term of a U.S. patent that covers a drug or biological product may also be eligible for patent term extension when approval from the FDA is granted, provided statutory and regulatory requirements are met. In the future, if X4’s product candidates receive approval from the FDA or foreign regulatory authorities, X4 expects to apply for patent term extensions on issued patents covering those products, depending upon the length of the clinical trials for each drug and other factors. There can be no assurance that any of X4’s pending patent applications will issue or that X4 will benefit from any patent term extension or other favorable adjustment to the term of any of its patents.

As with other biotechnology and pharmaceutical companies, X4’s ability to maintain and solidify its proprietary and intellectual property position for its product candidates, including X4P-001, and its preclinical compounds, and its core technologies will depend on its success in obtaining effective patent claims and enforcing those claims if granted. However, patent applications that X4 may file or license from third parties may not result in the issuance of patents. X4 also cannot predict the breadth of claims that may be allowed or enforced in its patents. Any issued patents that X4 may receive in the future may be challenged, invalidated or circumvented. For example, prior to March 16, 2013, in the United States, patent applications were subject to a “first to invent” rule of law. Applications filed after March 16, 2013 (except for certain applications claiming the benefit of earlier-filed applications) are subject to a “first to file” rule of law.

Discoveries reported in the scientific literature often lag the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. X4 cannot be certain that any existing or future application will be subject to the “first to file” or “first to invent” rule of law, that X4 was the first to make the inventions claimed in X4’s existing patents or pending patent applications subject to the prior laws, or that X4 was the first to file for patent protection of such inventions subject to the new laws. If third parties prepare and file patent applications in the United States that also claim technology X4 has claimed in its patents or patent applications, X4 may have to participate in interference proceedings in the USPTO to determine priority of invention, which could result in substantial costs to X4, even if the eventual outcome is favorable to X4. In addition, because of the extensive time required for clinical development and regulatory review of a product candidate X4 may develop, it is possible that, before any of X4’s product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of any such patent.

In addition to patents, X4 relies upon unpatented trade secrets, know-how, and continuing technological innovation to develop and maintain its competitive position. X4 seeks to protect its proprietary information, in part, by using confidentiality agreements with its collaborators, scientific advisors, employees and consultants, and invention assignment agreements with its employees. X4 also has agreements requiring assignment of inventions with selected consultants, scientific advisors and collaborators. The confidentiality agreements are designed to protect X4’s proprietary information and, in the case of agreements or clauses requiring invention assignment, to grant X4 ownership of technologies that are developed under those agreements.

Government Regulation and Product Approval

The FDA Approval Process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act, or the FDCA, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as imposition of clinical holds, refusal by the FDA to approve pending NDAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, civil penalties and criminal prosecution.

Pharmaceutical product development in the United States typically involves preclinical or other nonclinical laboratory and animal tests and the submission to the FDA of an IND, which must become effective before clinical testing may commence. For commercial approval, the sponsor must submit adequate tests by all methods reasonably applicable to show that the drug is safe for use under the conditions prescribed, recommended or suggested in the proposed labeling. The sponsor must also submit substantial evidence, generally consisting of adequate, well-controlled clinical trials to establish that the drug will have the effect it purports or is represented to have under the conditions of use prescribed, recommended or suggested in the proposed labeling. In certain cases, the FDA may determine that a drug is effective based on one clinical study plus confirmatory evidence. Satisfaction of the FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

Nonclinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal studies to assess the characteristics and potential safety and efficacy of the product. The conduct of the nonclinical tests must comply with federal requirements, including the FDA’s good laboratory practices regulations and the U.S. Department of Agriculture’s, or USDA’s, regulations implementing the Animal Welfare Act. The results of nonclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long-term nonclinical tests, such as animal studies of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has not imposed a clinical hold on the IND or otherwise commented or questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin.

Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations, (ii) in compliance with GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors, and (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial either is not being conducted in accordance with the FDA requirements or presents an unacceptable risk to the clinical trial patients. The trial protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board, or IRB, at each site where a trial will be conducted for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements or may impose other conditions.

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In general, in Phase 1, the initial introduction of the drug into healthy human volunteers or, in some cases, patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses and, if possible, early evidence of effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug for a particular indication, dosage tolerance and optimum dosage, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. The FDA may, however, determine that a drug is effective based on one clinical trial plus confirmatory evidence. Only a small percentage of investigational drugs complete all three phases and obtain marketing approval. In some cases, the FDA may require post-market studies, known as Phase 4 studies, to be conducted as a condition of approval to gather additional information on the drug’s effect in various populations and any side effects associated with long-term use. Depending on the risks posed by the drugs, other post-market requirements may be imposed.

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA is substantial. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee, for Fiscal Year 2019 $2,588,478, and the manufacturer and/or sponsor under an approved NDA are also subject to annual program fees, for Fiscal Year 2018 $309,915.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. Under the statute and implementing regulations, the FDA has 180 days (the initial review cycle) from the date of filing to issue either an approval letter or a complete response letter, unless the review period is adjusted by mutual agreement between the FDA and the applicant or as a result of the applicant submitting a major amendment. In practice, the performance goals established pursuant to the Prescription Drug User Fee Act have effectively extended the initial review cycle beyond 180 days. The FDA’s current performance goals call for the FDA to complete review of 90% of standard (non-priority) NDAs within 10 months of receipt and within six months for priority NDAs, but two additional months are added to standard and priority NDAs for a new molecular entity, or NME.

The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee, which is typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the product unless compliance with current GMP is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing 90% of resubmissions within two to six months depending on the type of information included.

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for health care professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

Disclosure of Clinical Trial Information

Sponsors of clinical trials of certain FDA-regulated products, including prescription drugs, are required to register and disclose certain clinical trial information on a public website maintained by the U.S. National Institutes of Health. Information related to the product, patient population, phase of investigation, study sites and investigator, and other aspects of the clinical trial is made public as part of the registration. Under a new rule, effective January 18, 2017, sponsors are also obligated to disclose the results of these trials after completion. Disclosure of the results of these trials can be delayed for up to two years if the sponsor certifies that it is seeking approval of an unapproved product or that it will file an application for approval of a new indication for an approved product within one year. Competitors may use this publicly available information to gain knowledge regarding the design and progress of the development programs.

Fast Track Designation and Accelerated Approval

The FDA is required to facilitate the development, and expedite the review, of drugs that are intended for the treatment of a serious or life-threatening disease or condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. Under the Fast Track Program, the sponsor of a new drug candidate may request that the FDA designate the drug candidate for a specific indication as a Fast Track drug concurrent with, or after, the filing of the IND for the drug candidate. The FDA must determine if the drug candidate qualifies for Fast Track designation within 60 days of receipt of the sponsor’s request.

Under the FDA’s accelerated approval regulations, the FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments.

In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions or survives. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, will allow the FDA to withdraw the drug from the market on an expedited basis. Unless otherwise informed by the FDA, for an accelerated approval product an applicant must submit to the FDA for consideration during the preapproval review period copies of all promotional materials, including promotional labeling as well as advertisements, intended for dissemination or publication within 120 days following marketing approval. After 120 days following marketing approval, unless otherwise informed by the FDA, the applicant must submit promotional materials at least 30 days prior to the intended time of initial dissemination of the labeling or initial publication of the advertisement.

In addition to other benefits such as the ability to use surrogate endpoints and engage in more frequent interactions with the FDA, the FDA may initiate review of sections of a Fast Track drug’s NDA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the FDA’s time period goal for reviewing an application does not begin until the last section of the NDA is submitted. Additionally, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

The Hatch-Waxman Act

Orange Book Listing

In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant’s product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application, or ANDA. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be bioequivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, pre-clinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way are considered to be therapeutically equivalent to the listed drug, are commonly referred to as “generic equivalents” to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug in accordance with state law.

The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a section viii statement, certifying that its proposed ANDA labeling does not contain (or carves out) any language regarding the patented method-of-use, rather than certify to a listed method-of-use patent.

If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired.

A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA applicant.

The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.

Exclusivity

Upon NDA approval of a new chemical entity, or NCE, which is a drug that contains no active moiety that has been approved by the FDA in any other NDA, that drug receives five years of marketing exclusivity during which time the FDA cannot receive any ANDA or 505(b)(2) application seeking approval of a drug that references a version of the NCE drug. Certain changes to a drug, such as the addition of a new indication to the package insert, are associated with a three-year period of exclusivity during which the FDA cannot approve an ANDA or 505(b)(2) application that includes the change.

An ANDA or 505(b)(2) application may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification and thus no ANDA or 505(b)(2) application may be filed before the expiration of the exclusivity period.

For a botanical drug, the FDA may determine that the active moiety is one or more of the principal components or the complex mixture as a whole. This determination would affect the utility of any five-year exclusivity as well as the ability of any potential generic competitor to demonstrate that it is the same drug as the original botanical drug.

Five-year and three-year exclusivities do not preclude FDA approval of a 505(b)(1) application for a duplicate version of the drug during the period of exclusivity, provided that the 505(b)(1) applicant conducts or obtains a right of reference to all of the preclinical studies and adequate and well controlled clinical trials necessary to demonstrate safety and effectiveness.

Patent Term Extension

After NDA approval, owners of relevant drug patents may apply for up to a five-year patent extension. The allowable patent term extension is calculated as half of the drug’s testing phase—the time between IND submission and NDA submission—and all of the review phase—the time between NDA submission and approval up to a maximum of five years. The time can be shortened if the FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years.

For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the USPTO must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.

Advertising and Promotion

Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of drugs.

Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

Adverse Event Reporting and GMP Compliance

Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, require a REMS special communications regarding the safety of the drug or heightened surveillance to monitor the effects of an approved product, or may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, drug manufacture, packaging, and labeling procedures must continue to conform to GMP after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with GMP. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with GMP. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing or if previously unrecognized problems are subsequently discovered.

Pediatric Exclusivity and Pediatric Use

The Best Pharmaceuticals for Children Act, or BPCA, provides NDA holders a six-month period of exclusivity attached to any other exclusivity listed with FDA—patent or non-patent—for a drug if certain conditions are met. Conditions for pediatric exclusivity include a determination by the FDA that information relating to the use of a new drug in the pediatric population may produce health benefits in that population; a written request by the FDA for pediatric studies; and agreement by the applicant to perform the requested studies and the submission to the FDA, completion of the studies in accordance with the written request, and the acceptance by the FDA of the reports of the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority applications.

In addition, under the Pediatric Research Equity Act, or PREA, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective, unless the sponsor has received a deferral or waiver from the FDA. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted. The sponsor or the FDA may request a deferral of pediatric studies for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric studies are complete or that additional safety or effectiveness data need to be collected before the pediatric studies begin. Under PREA, the FDA must send a non-compliance letter requesting a response within 45 days to any sponsor that fails to submit the required assessment, fails to keep a deferral current or fails to submit a request for approval of a pediatric formulation.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition—generally a disease or condition that affects fewer than 200,000 individuals in the United States (or affects more than 200,000 in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for such disease or condition will be recovered from sales of such drug in the United States). Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. If the FDA designates an orphan drug based on a finding of clinical superiority, the FDA must provide a written notification to the sponsor that states the basis for orphan designation, including “any plausible hypothesis” relied upon by the FDA. The FDA must also publish a summary of its clinical superiority findings upon granting orphan drug exclusivity based on clinical superiority.

Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee.

Special Protocol Assessment

A company may reach an agreement with the FDA under the Special Protocol Assessment, or SPA, process as to the required design and size of clinical trials intended to form the primary basis of an efficacy claim. According to its performance goals, the FDA seeks to evaluate the protocol within 45 days of the request to assess whether the proposed trial is adequate, and that evaluation may result in discussions and a request for additional information. An SPA request must be made before the proposed trial begins, and all open issues must be resolved before the trial begins. If a written agreement is reached, it will be documented and made part of the administrative record. Under the FDCA and FDA guidance implementing the statutory requirement, an SPA is generally binding upon the FDA except in limited circumstances, such as if the FDA identifies a substantial scientific issue essential to determining safety or efficacy after the study begins, public health concerns emerge that were unrecognized at the time of the protocol assessment, the sponsor and the FDA agree to the change in writing, or if the study sponsor fails to follow the protocol that was agreed upon with the FDA.

Europe/Rest of World Government Regulation

In addition to regulations in the United States, X4 is and will be subject, either directly or through its distribution partners, to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of its products, if approved.

Whether or not X4 obtains FDA approval for a product, X4 must obtain the requisite approvals from regulatory authorities in non-U.S. countries prior to the commencement of clinical trials or marketing of the product in those countries.

In the European Union, medicinal products are subject to extensive pre- and post-marketing regulation by regulatory authorities at both the European Union and national levels. Additional rules also apply at the national level to the manufacture, import, export, storage, distribution and sale of controlled substances. In many E.U. member states the regulatory authority responsible for medicinal products is also responsible for controlled substances. Responsibility is, however, split in some member states, such as the United Kingdom. Generally, any company manufacturing or distributing a medicinal product containing a controlled substance in the European Union will need to hold a controlled substances license from the competent national authority and will be subject to specific record-keeping and security obligations. Separate import or export certificates are required for each shipment into or out of the member state.

Clinical Trials and Marketing Approval

Certain countries outside of the United States have a process that requires the submission of a clinical trial application much like an IND prior to the commencement of human clinical trials. In Europe, for example, a clinical trial application, or CTA, must be submitted to the competent national health authority and to independent ethics committees in each country in which a company intends to conduct clinical trials. Once the CTA is approved in accordance with a country’s requirements and a company has received favorable ethics committee approval, clinical trial development may proceed in that country.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country, even though there is already some degree of legal harmonization in the European Union member states resulting from the national implementation of underlying E.U. legislation. In all cases, the clinical trials must be conducted in accordance with the International Conference on Harmonization, or ICH, guidelines on GCP and other applicable regulatory requirements.

To obtain regulatory approval to place a drug on the market in the European Union, X4 must submit a marketing authorization application. This application is similar to the NDA in the United States, with the exception of, among other things, country-specific document requirements. All application procedures require an application in the common technical document, or CTD, format, which includes the submission of detailed information about the manufacturing and quality of the product, and non-clinical and clinical trial information. Drugs can be authorized in the European Union by using (i) the centralized authorization procedure, (ii) the mutual recognition procedure, (iii) the decentralized procedure or (iv) national authorization procedures.

The European Commission created the centralized procedure for the approval of human drugs to facilitate marketing authorizations that are valid throughout the European Union and, by extension (after national implementing decisions) in Iceland, Liechtenstein and Norway, which, together with the E.U. member states, comprise the European Economic Area, or EEA. Applicants file marketing authorization applications with the EMA, where they are reviewed by a relevant scientific committee, in most cases the Committee for Medicinal Products for Human Use, or CHMP. The EMA forwards CHMP opinions to the European Commission, which uses them as the basis for deciding whether to grant a marketing authorization. This procedure results in a single marketing authorization granted by the European Commission that is valid across the European Union, as well as in Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for human drugs that are: (i) derived from biotechnology processes, such as genetic engineering, (ii) contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions and viral diseases, (iii) officially designated “orphan drugs” (drugs used for rare human diseases) and (iv) advanced-therapy medicines, such as gene-therapy, somatic cell-therapy or tissue-engineered medicines. The centralized procedure may at the voluntary request of the applicant also be used for human drugs which do not fall within the above-mentioned categories if the CHMP agrees that (a) the human drug contains a new active substance not yet approved on November 20, 2005; (b) it constitutes a significant therapeutic, scientific or technical innovation or (c) authorization under the centralized procedure is in the interests of patients at the E.U. level.

Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of a marketing authorization application by the EMA is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP), with adoption of the actual marketing authorization by the European Commission thereafter. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest from the point of view of therapeutic innovation, defined by three cumulative criteria: the seriousness of the disease to be treated, the absence of an appropriate alternative therapeutic approach, and anticipation of exceptional high therapeutic benefit. In this circumstance, the EMA ensures that the evaluation for the opinion of the CHMP is completed within 150 days and the opinion issued thereafter.

For those medicinal products for which the centralized procedure is not available, the applicant must submit marketing authorization applications to the national medicines regulators through one of three procedures: (i) the mutual recognition procedure (which must be used if the product has already been authorized in at least one other E.U. member state, and in which the E.U. member states are required to grant an authorization recognizing the existing authorization in the other E.U. member state, unless they identify a serious risk to public health), (ii) the decentralized procedure (in which applications are submitted simultaneously in two or more E.U. member states) or (iii) national authorization procedures (which results in a marketing authorization in a single E.U. member state).

Mutual Recognition Procedure

The mutual recognition procedure, or MRP, for the approval of human drugs is an alternative approach to facilitate individual national marketing authorizations within the European Union. Basically, the MRP may be applied for all human drugs for which the centralized procedure is not obligatory. The MRP is applicable to the majority of conventional medicinal products and must be used if the product has already been authorized in one or more member states.

The characteristic of the MRP is that the procedure builds on an already–existing marketing authorization in a member state of the European Union that is used as a reference in order to obtain marketing authorizations in other E.U. member states. In the MRP, a marketing authorization for a drug already exists in one or more member states of the European Union and subsequently marketing authorization applications are made in other E.U. member states by referring to the initial marketing authorization. The member state in which the marketing authorization was first granted will then act as the reference member state. The member states where the marketing authorization is subsequently applied for act as concerned member states. The concerned member states are required to grant an authorization recognizing the existing authorization in the reference member state, unless they identify a serious risk to public health.

The MRP is based on the principle of the mutual recognition by E.U. member states of their respective national marketing authorizations. Based on a marketing authorization in the reference member state, the applicant may apply for marketing authorizations in other member states. In such case, the reference member state shall update its existing assessment report about the drug in 90 days. After the assessment is completed, copies of the report are sent to all member states, together with the approved summary of product characteristics, labeling and package leaflet. The concerned member states then have 90 days to recognize the decision of the reference member state and the summary of product characteristics, labeling and package leaflet. National marketing authorizations shall be granted within 30 days after acknowledgement of the agreement.

If any E.U. member state refuses to recognize the marketing authorization by the reference member state, on the grounds of potential serious risk to public health, the issue will be referred to a coordination group. Within a timeframe of 60 days, member states shall, within the coordination group, make all efforts to reach a consensus. If this fails, the procedure is submitted to an EMA scientific committee for arbitration. The opinion of this EMA Committee is then forwarded to the European Commission for the start of the decision making process. As in the centralized procedure, this process entails consulting various European Commission Directorates General and the Standing Committee on Human Medicinal Products.

Data Exclusivity

In the European Union, marketing authorization applications for generic medicinal products do not need to include the results of pre-clinical and clinical trials, but instead can refer to the data included in the marketing authorization of a reference product for which regulatory data exclusivity has expired. If a marketing authorization is granted for a medicinal product containing a new active substance, that product benefits from eight years of data exclusivity, during which generic marketing authorization applications referring to the data of that product may not be accepted by the regulatory authorities, and a further two years of market exclusivity, during which such generic products may not be placed on the market. The two-year period may be extended to three years if during the first eight years a new therapeutic indication with significant clinical benefit over existing therapies is approved.

Orphan Medicinal Products

The EMA’s Committee for Orphan Medicinal Products, or COMP, may recommend orphan medicinal product designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the European Union. Additionally, this designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the product in the European Union would be sufficient to justify the necessary investment in developing the medicinal product. The COMP may only recommend orphan medicinal product designation when the product in question offers a significant clinical benefit over existing approved products for the relevant indication. Following a positive opinion by the COMP, the European Commission adopts a decision granting orphan status. The COMP will reassess orphan status in parallel with EMA review of a marketing authorization application and orphan status may be withdrawn at that stage if it no longer fulfills the orphan criteria (for instance because in the meantime a new product was approved for the indication and no convincing data are available to demonstrate a significant benefit over that product). Orphan medicinal product designation entitles a party to financial incentives such as a reduction of fees or fee waivers and 10 years of market exclusivity is granted following marketing authorization. During this period, the competent authorities may not accept or approve any similar medicinal product, unless it offers a significant clinical benefit. This period may be reduced to six years if the orphan medicinal product designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

Pediatric Development

In the European Union, companies developing a new medicinal product must agree to a Paediatric Investigation Plan, or PIP, with the EMA and must conduct pediatric clinical trials in accordance with that PIP unless a waiver applies, for example, because the relevant disease or condition occurs only in adults. The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six-month extension of the protection under a supplementary protection certificate (if the product covered by it qualifies for one at the time of approval). This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

If X4 fails to comply with applicable foreign regulatory requirements, X4 may be subject to, among other things, fines, suspension of clinical trials, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Reimbursement

Sales of pharmaceutical products in the United States will depend, in part, on the extent to which the costs of the products will be covered by third-party payers, such as government health programs, and commercial insurance and managed health care organizations. These third-party payers are increasingly challenging the prices charged for medical products and services. Additionally, the containment of health care costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, utilization management and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit X4’s net revenue and results. If these third-party payers do not consider X4’s products to be cost-effective compared to other available therapies, they may not cover X4’s products after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow X4 to sell its products on a profitable basis.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, imposed requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries and included a major expansion of the prescription drug benefit under Medicare Part D. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Part D is available through both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Parts A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee.

Government payment for some of the costs of prescription drugs may increase demand for products for which X4 receives marketing approval. However, any negotiated prices for X4’s products covered by a Part D prescription drug plan will likely be lower than the prices X4 might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payers often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payers.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010, collectively, the ACA, was enacted with the goal of expanding coverage for the uninsured while at the same time containing overall health care costs. With regard to pharmaceutical products, among other things, the ACA expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare D program. X4 still cannot fully predict the impact of the ACA on pharmaceutical companies as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions which has not yet been completed, and the Centers for Medicare & Medicaid Services has publicly announced that it is analyzing the ACA regulations and policies that have been issued to determine if changes should be made. In addition, although the United States Supreme Court has upheld the constitutionality of most of the ACA, some states have stated their intentions to not implement certain sections of the ACA and some members of Congress and President Trump are still working to repeal the ACA. These challenges add to the uncertainty of the changes enacted as part of ACA.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, some E.U. jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines but monitor and control company profits. Such differences in national pricing regimes may create price differentials between E.U. member states. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of X4’s products. Historically, products launched in the European Union do not follow price structures of the United States. In the European Union, the downward pressure on healthcare costs in general, particularly prescription medicines, has become intense. As a result, barriers to entry of new products are becoming increasingly high and patients are unlikely to use a drug product that is not reimbursed by their government.

New Legislation and Regulations

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the testing, approval, manufacturing and marketing of products regulated by the FDA and relevant regulatory authorities outside the United States. In addition to new legislation, regulations and policies are often revised or interpreted by regulatory authorities in ways that may significantly affect X4’s business and its product candidates. It is impossible to predict whether further legislative changes will be enacted or whether regulations, guidance, policies or interpretations will be changed or what the effect of such changes, if any, may be.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which X4 obtains regulatory approval. In the United States, sales of any products for which X4 receives regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement from third-party payors. Third-party payors include government authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drugs for a particular indication. Moreover, a payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable X4 to maintain price levels sufficient to realize an appropriate return on its investment in product development.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product that might be approved for sale, X4 may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of its products, in addition to the costs required to obtain regulatory approvals. X4’s product candidates may not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit.

Other Healthcare Laws and Compliance Requirements

If X4 obtains regulatory approval of its products, it may be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. These laws may impact, among other things, X4’s proposed sales, marketing and education programs. In addition, X4 may be subject to patient privacy regulation by both the federal government and the states in which it conducts its business. The laws that may affect X4’s ability to operate include:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

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federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

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the federal transparency laws, including the federal Physician Payment Sunshine Act, that requires drug manufacturers to disclose payments and other transfers of value provided to physicians and teaching hospitals;

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HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

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state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Employees

As of December 31, 2018, X4 employed 28 full-time employees, of whom nine hold Ph.D. or M.D. degrees. Of these employees, 18 were engaged in research and development and 10 were engaged in general and administrative functions. All of X4’s employees are located in the United States. X4 has no collective bargaining agreements with its employees and has not experienced any work stoppages. X4 considers its relationship with its employees to be good.

Facilities

X4 leases approximately 12,577 square feet of office space at 955 Massachusetts Avenue, 4th Floor, Cambridge, Massachusetts, which serves as X4’s corporate headquarters. The lease expires on July 31, 2022, and X4 has the option to extend the term one time for an additional five-year period. The base monthly payment on the lease is $67,077 as of December 31, 2018, subject to specified annual increases of approximately 1.5% during the term of the lease and not including operating expenses, certain utilities, taxes and insurance for which X4 is responsible. X4 believes that its existing facilities are adequate to meet its current needs and that suitable alternative spaces will be available in the future on commercially reasonable terms.

Legal Proceedings

X4 is not currently a party to any material legal proceedings.

ARSANIS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with the section titled “Selected Historical and Unaudited Pro Forma Combined Financial Data—Selected Historical Financial Data of Arsanis” and the consolidated financial statements of Arsanis and the related notes, each included elsewhere in this proxy statement/prospectus/information statement. This discussion of Arsanis’s financial condition and results of operations contains certain statements that are not strictly historical and are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in Arsanis’s operations, development efforts and business environment, including those set forth in the section titled “Risk Factors—Risks Related to Arsanis” in this proxy statement/prospectus/information statement, the other risks and uncertainties described in the section titled “Risk Factors” in this proxy statement/prospectus/information statement and the other risks and uncertainties described elsewhere in this proxy statement/prospectus/information statement. All forward-looking statements included in this proxy statement/prospectus/information statement are based on information available to Arsanis as of the date hereof, and Arsanis assumes no obligation to update any such forward-looking statement.

Overview

Arsanis is a clinical-stage biopharmaceutical company that has historically focused on applying mAb immunotherapies to address serious infectious diseases. Arsanis possesses a deep understanding of the pathogenesis of infection paired with access to what it believes to be some of the most advanced mAb discovery techniques and platforms available today. Arsanis’s pipeline is comprised of mAbs targeting multiple serious bacterial and viral pathogens, including Staphylococcus aureus (S. aureus) and RSV.

On June 28, 2018, Arsanis announced the discontinuation of its Phase 2 clinical trial of ASN100 for the prevention of S. aureus pneumonia in high-risk, mechanically ventilated patients following the completion of a planned interim analysis of unblinded trial data for 118 patients by an independent data review committee, or DRC. Based on the results of this analysis, the DRC determined that the trial was futile, meaning that it was not likely to meet its primary end-point upon completion, and recommended that trial enrollment be discontinued. During the third quarter of 2018, Arsanis completed follow-up visits on patients dosed in the trial per the study protocol, and during the fourth quarter of 2018, Arsanis completed its analysis of the complete dataset from the 154 patients that were enrolled in the trial. Arsanis is currently exploring potential collaborations or out-licensing opportunities for the potential continued development of ASN100.

Following its discontinuation of ASN100 clinical development, in August 2018 Arsanis announced that it was considering strategic options that may potentially result in changes to its business strategy and future operations and the Arsanis Board of Directors approved a reduction in workforce to reduce operating costs and better align its workforce with the needs of its business following its discontinuation of the clinical development of ASN100. As part of this August planned reduction in workforce, Arsanis has eliminated 19 positions across the company, representing approximately 44% of its workforce.

Following an extensive process of evaluating strategic alternatives for Arsanis and identifying and reviewing potential candidates for a strategic acquisition or other transaction, on November 26, 2018, Arsanis and X4 entered into the Merger Agreement. If the Merger is completed, the business of X4 will continue as the business of the combined organization, as described in the section titled “X4 Business” in this proxy statement/prospectus/information statement. Arsanis expects to devote significant time and resources to completion of the Merger. However, there can be no assurance that such activities will result in the completion of the Merger. Further, the completion of the Merger ultimately may not deliver the anticipated benefits or enhance shareholder value.

X4 has expressed interest in retaining certain members of Arsanis’s staff including its scientific team in Vienna, Austria, a team which has deep expertise in the research of virally-mediated infections.

Since inception in 2010, Arsanis has devoted substantially all of its resources to building its business to support discovery, research and development activities for its programs. Arsanis does not have any products approved for sale and has not generated any revenue from product sales.

Since inception, Arsanis has received significant proceeds from outside sources to fund its operations. Arsanis has funded its operations through September 30, 2018 primarily with proceeds from the following sources:

•	net cash proceeds of $75.1 million from sales of Arsanis preferred stock;

•	net cash proceeds of $39.5 million from sales of Arsanis Common Stock in Arsanis’s initial public offering;

•	net cash proceeds of $18.6 million from sales of Arsanis Common Stock in a private placement to New Enterprise Associates 16, L.P., or NEA;

•	gross proceeds of $14.4 million from borrowings under convertible promissory notes;

•	proceeds of $9.5 million from borrowings under a loan and security agreement with Silicon Valley Bank, or SVB, which, as amended, Arsanis refers to as the 2012 Loan Agreement;

•	$9.2 million and $9.9 million of grant and loan proceeds, respectively, from Arsanis’s funding agreements with Österreichische Forschungsförderungsgesellschaft mbH, or FFG;

•	proceeds of $4.9 million of research and development incentive payments received from the Austrian government; and

•	proceeds of $2.7 million from grant agreements with the Gates Foundation.

On November 20, 2017, Arsanis closed an initial public offering of common shares in which Arsanis issued and sold 4,000,000 common shares at a price to the public of $10.00 per share. Concurrent with the initial public offering, (i) Arsanis issued an additional 600,000 common shares at a price of $10.00 per share pursuant to the exercise of the underwriters’ over-allotment option and (ii) NEA purchased 2,000,000 shares of Arsanis Common Stock at the initial per share public offering price of $10.00 in a private placement. The aggregate net proceeds to Arsanis from the initial public offering, inclusive of the over-allotment exercise, and the private placement, were $58.1 million after deducting underwriting discounts and commissions and offering expenses payable by Arsanis.

Since inception, Arsanis has incurred significant operating losses. If Arsanis does not successfully consummate the Merger with X4 or another strategic transaction, Arsanis’s ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of its current or future product candidates and programs. Arsanis’s net losses were $10.9 million and $11.6 million for the three months ended September 30, 2018 and 2017, respectively, and $33.7 million and $22.7 million for the nine months ended September 30, 2018 and 2017, respectively. As of September 30, 2018, Arsanis had an accumulated deficit of $125.9 million.

Arsanis expects that research and development expenses related to ASN100 will be reduced during the fourth quarter of 2018 due to the discontinuation of its clinical development of ASN100. Pending the planned closing of the Merger, Arsanis expects to continue the development of its ASN500 program. Arsanis also expects to continue to incur additional costs associated with operating as a public company. As a result, Arsanis will need substantial additional funding to support continuing operations and pursue its business strategy, until such time as Arsanis can generate significant revenue from product sales, if ever. Arsanis expects to finance operations with proceeds from outside sources, with a majority of such proceeds to be derived from the sale of equity. Arsanis also plans to pursue additional funding from outside sources, including proceeds from its existing grant and potential future grant agreements with the Gates Foundation; expansion of, or entry into, new borrowing arrangements; grants and loans under existing funding agreements with FFG; research and development incentive payments from the Austrian government; and entry into potential future collaboration agreements for one or more programs. Arsanis may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If Arsanis fails to raise capital or enter into such agreements as, and when, needed, Arsanis may have to significantly delay, scale back or discontinue the development and commercialization of one or more product candidates or delay Arsanis’s pursuit of potential in-licenses or acquisitions.

Because of the numerous risks and uncertainties associated with product development, as well as the risk that the Merger will not be consummated, as described elsewhere in this proxy statement/prospectus/information statement, Arsanis is unable to predict the timing or amount of increased expenses or when or if Arsanis will be able to achieve or maintain profitability. Even if Arsanis is able to generate product sales, it may not become profitable. If Arsanis fails to become profitable or is unable to sustain profitability on a continuing basis, then it may be unable to continue operations at planned levels and be forced to reduce or terminate operations.

As of September 30, 2018, Arsanis had cash and cash equivalents of $40.8 million. Arsanis believes existing cash and cash equivalents will enable Arsanis to fund its operating expenses, capital expenditure requirements and debt service payments through the fourth quarter of 2020. Arsanis based this estimate on assumptions that may prove to be wrong, and Arsanis could exhaust available capital resources sooner than Arsanis expects. See “—Liquidity and Capital Resources.”

Recent Developments

Proposed Merger with Arsanis

On November 26, 2018, Arsanis, Merger Sub and X4 entered into the Merger Agreement. The Merger Agreement contains the terms and conditions of the proposed business combination of Arsanis and X4. Under the Merger Agreement, Merger Sub will merge with and into X4, with X4 continuing as a wholly owned subsidiary of Arsanis and the surviving corporation of the Merger. On December 20, 2018, Arsanis, Merger Sub and X4 entered into the First Amendment to Agreement and Plan of Merger, which revised the treatment of the X4 Plan upon the consummation of the Merger.

To consummate the Merger, Arsanis Stockholders must approve the Merger Agreement, thereby approving the Merger and the issuance of Arsanis Common Stock pursuant to the Merger Agreement (Proposal No. 1), and X4 Stockholders must adopt the Merger Agreement, thereby approving the Merger and the other transactions contemplated by the Merger Agreement.

2012 Loan Agreement with Silicon Valley Bank

On October 31, 2018, Arsanis voluntarily remitted payment on its outstanding obligations under the 2012 Loan Agreement with SVB. Total outstanding obligations paid to SVB under the 2012 Loan Agreement on October 31, 2018 consisted of $2.7 million of principal, $0.4 million of final payment and less than $0.1 million of interest. All obligations under the 2012 Loan Agreement were satisfied by Arsanis on October 31, 2018.

Janssen License

On December 12, 2018, Arsanis entered into a patent license and option agreement with Janssen Pharmaceuticals, Inc., or Janssen, referred to as the License and Option Agreement. Pursuant to the License and Option Agreement, Arsanis granted to Janssen (i) a non-exclusive license to specified patents in the Arsanis portfolio related to the ASN200 E. coli program, and (ii) an option for Janssen to acquire these patents in the future if specified conditions are met. Janssen agreed to pay Arsanis $3.5 million within 15 business days after the December 12, 2018 effective date of the License and Option Agreement, in addition to a future $0.5 million payment in the event Janssen exercises its option to acquire the relevant patents.

Demand Letters from FFG

On February 4, 2019, Arsanis and its subsidiary, Arsanis Biosciences GmbH, or Arsanis GmbH, received letters from counsel to FFG alleging that they breached reporting, performance and other obligations in connection with the grants and loans made by FFG to Arsanis GmbH between September 2011 and March 2017 to fund qualifying research and development expenditures, which Arsanis collectively refers to as the subsidies.

The letters demand the immediate repayment of all subsidies, totaling approximately EUR 18.1 million ($20.5 million, based on an exchange rate of US$1.13 per EUR 1.00 on February 7, 2019), on or before February 19, 2019. The repayment amount consists of approximately EUR 7.2 million ($8.2 million) for the reimbursement of grants previously received by Arsanis, approximately EUR 8.5 million ($9.6 million) for the repayment of outstanding loan principal and approximately EUR 2.4 million ($2.7 million) for assessed interest. FFG has reserved all rights and remedies in connection with the subsidies.

Arsanis is party to a series of Patronatserklärung, or parent-company support letters, for the benefit of Arsanis GmbH under Austrian law, pursuant to which Arsanis has agreed to take certain steps including, in some instances, to maintain the ability of Arsanis GmbH to pay its debts and liabilities, or to enable Arsanis GmbH to meet its obligations and to prevent Arsanis GmbH from becoming insolvent, subject to the terms and conditions set forth in the parent-company support letters.

While Arsanis does not agree with the claims or conclusions set forth by FFG, it is discussing the claims with FFG with the goal of resolving them. If the claims are pursued by FFG, Arsanis intends to vigorously defend the claims.

Components of Arsanis’s Results of Operations

Revenue

To date, Arsanis has not generated any revenue from product sales, and does not expect to generate any revenue from the sale of products in the near future. If development efforts for any product candidates are successful and result in regulatory approval or license agreements with third parties, Arsanis may generate revenue in the future from product sales.

Arsanis recognizes proceeds received from grants under funding agreements with FFG, research and development incentives from the Austrian government and Arsanis’s grant agreements with the Gates Foundation as other income, rather than as revenue.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the discovery and development of product candidates. These expenses include:

•

expenses incurred under agreements with contract research organizations, or CROs, that are primarily engaged in the oversight and conduct of clinical trials, if any; contract manufacturing organizations, or CMOs, that are primarily engaged to provide preclinical and clinical drug substance and product for research and development programs, as well as investigative sites and consultants that conduct any clinical trials, preclinical studies and other scientific development services;

•	the cost of acquiring and manufacturing preclinical and clinical trial materials, including manufacturing validation batches;

•

employee-related expenses, including salaries, benefits and employee termination and severance expenses related to the reduction in workforce, travel and stock-based compensation expense for employees engaged in research and development functions;

•	costs related to compliance with regulatory requirements;

•	facilities-related expenses, which include direct depreciation costs and allocated rent and maintenance of facilities and other operating costs; and

•	payments made under third-party licensing or option agreements.

Arsanis recognizes external development costs based on an evaluation of the progress to completion of specific tasks using information provided to Arsanis by its service providers. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. Such amounts are recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered or the services rendered.

Arsanis’s direct research and development expenses are tracked on a program-by-program basis for product candidates and programs and consist primarily of external costs, such as fees paid to outside consultants, CROs, CMOs and central laboratories in connection with preclinical development, process development, manufacturing and clinical development activities. Arsanis’s direct research and development expenses by program also include fees incurred under license or option agreements. Arsanis does not allocate employee costs or facility expenses, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. Arsanis uses internal resources primarily to conduct research and discovery as well as for managing preclinical development, process development, manufacturing and clinical development activities. These employees work across multiple programs and, therefore, Arsanis does not track their costs by program.

The table below summarizes Arsanis’s research and development expenses incurred by program:

	Year Ended December 31,			Nine Months Ended September 30,		Three Months Ended September 30,
	2017	2016	2015	2018	2017	2018	2017
	(in thousands)
ASN100	$19,037	$9,722	$5,846	$18,130	$12,679	$7,411	$8,294
ASN200	47	138	—	24	47	6	17
ASN300	123	59	333	17	120	—	118
ASN400	50	166	807	3	50	—	8
ASN500	856	3	—	761	603	146	322
Unallocated research and development expenses	8,015	7,743	5,720	7,700	5,399	$2,009	$1,842

Total research and development expenses	$28,128	$17,831	$12,706	$26,635	$18,898	$9,572	$10,601

At this time, Arsanis cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of its ASN500 program or any potential future product candidates or when, if ever, material net cash inflows may commence from any potential future product candidates. This uncertainty is due to the numerous risks and uncertainties associated with product development and commercialization, including the uncertainty of:

•	successful enrollment and completion of clinical trials;

•	a safety, tolerability and efficacy profile that is satisfactory to the FDA or any non-U.S. regulatory authority for marketing approval;

•	timely receipt of marketing approvals from applicable regulatory authorities;

•	the performance of Arsanis’s future collaborators, if any;

•	the extent of any required post-marketing approval commitments to applicable regulatory authorities;

•	establishment and maintenance of arrangements with third-party manufacturers for both clinical and any future commercial manufacturing;

•	adequate ongoing availability of raw materials and drug product for clinical development and any commercial sales;

•	obtaining and maintaining patent, trade secret protection and regulatory exclusivity, both in the United States and internationally;

•	protection of Arsanis’s rights in its intellectual property portfolio;

•	successful launch of commercial sales following any marketing approval;

•	a continued acceptable safety profile following any marketing approval;

•	commercial acceptance by the patient community, the medical community and third-party payors; and

•	Arsanis’s ability to compete with other therapies.

Arsanis may never succeed in achieving regulatory approval for any product candidates. Arsanis may obtain unexpected results from clinical trials. Arsanis may elect to discontinue, delay or modify clinical trials of some product candidates or focus on others. Any changes in the outcome of any of these variables with respect to the development of any product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. For example, if the FDA or another regulatory authority were to delay the planned start of clinical trials or require Arsanis to conduct clinical trials or other testing beyond those that Arsanis currently expects or if Arsanis experiences significant delays in enrollment in any of its planned clinical trials, Arsanis could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate. Drug commercialization will take several years and millions of dollars in development costs.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits, travel and stock-based compensation expense for personnel in executive, director, finance and administrative functions. General and administrative expenses also include professional fees for legal, patent, consulting, accounting and audit services.

Arsanis anticipates that general and administrative expenses will decrease as a result of its reduction in workforce.

Other Income (Expense), Net

Grant and Incentive Income

Grant and incentive income consists of grant income recognized in connection with grants Arsanis receives under funding agreements with FFG, or the FFG Grants, including the imputed benefit of FFG loans at below-market interest rates; incentive income received in connection with the research and development incentive program provided by the Austrian government; and grant income received under Arsanis’s grant agreements with the Gates Foundation.

Interest Expense

Interest expense consists of interest on outstanding borrowings under the 2012 Loan Agreement, convertible promissory notes and loans from FFG as well as amortization of debt discount and debt issuance costs.

In April 2017, in connection with the sale of Arsanis’s Series D convertible preferred stock, all of the outstanding principal and accrued interest under the convertible promissory notes that Arsanis issued in 2016 and 2017 was automatically converted into shares of Series D convertible preferred stock. As a result, in periods subsequent to this conversion, Arsanis incurred no interest expense related to convertible promissory notes.

Interest Income

Interest income primarily consists of interest earned on cash equivalents.

Change in Fair Value of Warrant Liability

In connection with the 2012 Loan Agreement, Arsanis issued to SVB warrants to purchase shares of Arsanis preferred stock. Arsanis recognized the non-cash changes in the fair value of the warrants as a component of other income (expense), net in Arsanis’s consolidated statement of operations. Upon the closing of Arsanis’s initial public offering, these warrants became exercisable for shares of common stock instead of convertible preferred stock. The warrants met the criteria to be classified in stockholders’ equity and the fair value of the warrant liability as of the initial public offering date was reclassified to stockholders’ equity (deficit). As a result, Arsanis no longer recognizes any changes to the fair value of the warrants through other income (expense).

Change in Fair Value of Derivative Liability

Arsanis issued convertible promissory notes that contained a contingent put option and a conversion feature, each of which met the definition of a derivative instrument. Arsanis recognized the changes in the fair value of the derivative liability as a component of other income (expense), net in consolidated statement of operations. The convertible promissory notes converted into shares of Series D convertible preferred stock in connection with the sale of Arsanis’s Series D convertible preferred stock in April 2017. As a result, no convertible promissory notes remained outstanding and Arsanis no longer recognizes changes in the fair value of the derivative liability through other income (expense).

Loss on the Extinguishment of Debt

In April 2017, in connection with the sale of Arsanis’s Series D convertible preferred stock, all of the outstanding principal and accrued interest under the convertible promissory notes that Arsanis issued in 2016 and 2017 was automatically converted into shares of Series D convertible preferred stock. Arsanis recorded a loss on extinguishment of debt related to this conversion.

Other Income (Expense)

Other income (expense), net consists primarily of realized and unrealized foreign currency transaction gains and losses.

Income Taxes

Since inception, Arsanis has not recorded any U.S. federal or state income tax benefits or any foreign income tax benefits for the net losses Arsanis has incurred in each year or for earned research and development tax credits, due to the uncertainty of realizing a benefit from those items. As of December 31, 2017, Arsanis had U.S. federal and state net operating loss carryforwards of $24.2 million and $20.4 million, respectively, which begin to expire in 2031 and 2036, respectively. In addition, as of December 31, 2017, Arsanis had foreign net operating loss carryforwards of $56.3 million, which do not expire. As of December 31, 2017, Arsanis also had U.S. federal and state research and development tax credit carryforwards of $0.3 million and $0.1 million, respectively, which begin to expire in 2032 and 2031, respectively. Arsanis has recorded a full valuation allowance against net deferred tax assets at each balance sheet date.

Results of Operations

Comparison of the Three Months Ended September 30, 2018 and 2017

The following table summarizes Arsanis’s results of operations for the three months ended September 30, 2018 and 2017:

	Three Months Ended September 30,
	2018	2017	Change
	(in thousands)
Operating expenses:
Research and development	$9,572	$10,601	$(1,029)
General and administrative	3,275	2,455	820

Total operating expenses	12,847	13,056	(209)

Loss from operations	(12,847)	(13,056)	209

Other income (expense):
Grant and incentive income	2,016	1,618	398
Interest expense	(259)	(343)	84
Interest income	196	90	106
Change in fair value of warrant liability	—	5	(5)
Change in fair value of derivative liability	—	—	—
Loss on extinguishment of debt	—	—	—
Other income (expense), net	(6)	86	(92)

Total other income (expense), net	1,947	1,456	491

Net loss	$(10,900)	$(11,600)	$700

Research and Development Expenses

	Three Months Ended September 30,
	2018	2017	Change
	(in thousands)
Direct research and development expenses by program:
ASN100	$7,411	$8,294	$(883)
ASN200	6	17	(11)
ASN300	—	118	(118)
ASN400	—	8	(8)
ASN500	146	322	(176)
Unallocated research and development expenses:
Personnel related (including stock-based compensation)	1,588	1,357	231
Other	421	485	(64)

Total research and development expenses	$9,572	$10,601	$(1,029)

Research and development expenses were $9.6 million for the three months ended September 30, 2018, compared to $10.6 million for the three months ended September 30, 2017. The decrease of $1.0 million was primarily due to a decrease of $0.9 million in direct costs for Arsanis’s ASN100 program, a decrease of $0.1 million in direct costs for Arsanis’s ASN300 program, and a decrease of $0.2 million in direct costs for Arsanis’s ASN500 program. These decreases in research and development expenses were partially offset by an increase of $0.2 million in unallocated research and development expenses, including restructuring related expenses related to the reduction in workforce.

On June 28, 2018, Arsanis announced that the DRC for its ASN100 Phase 2 clinical trial recommended that trial enrollment be discontinued based on the DRC’s conclusion that the trial was not likely to meet its primary end-point upon completion. Based on the DRC recommendation, Arsanis decided to discontinue the Phase 2 clinical trial of ASN100. Arsanis expects that direct costs for ASN100 will decrease in the fourth quarter of 2018 when compared to the third quarter of 2018 as Arsanis and its CMO and CROs complete manufacturing and clinical trial activities.

Arsanis’s ASN500 program was initiated in March 2017. Direct costs for Arsanis’s ASN500 program during the three months ended September 30, 2018 were primarily due to third-party fees for the oversight and conduct of preclinical research, facility costs and preclinical program expenses associated with internal lab consumables. Arsanis expects that its direct costs for its ASN500 program will increase as Arsanis advances its ASN500 program through preclinical development.

The increase in unallocated research and development expenses was primarily due to an increase of $0.2 million in fixed research and personnel-related costs.

General and Administrative Expenses. General and administrative expenses were $3.3 million for the three months ended September 30, 2018, compared to $2.5 million for the three months ended September 30, 2017. The increase of $0.8 million was primarily related to additional costs associated with operating as a public company, including increases of $0.9 million in personnel costs (which included increases in salaries and wages of $0.2 million and stock-based compensation of $0.6 million) primarily due to an increase in headcount and employee compensation.

Other Income (Expense), Net. Other income, net was $1.9 million for the three months ended September 30, 2018, compared to $1.5 million for the three months ended September 30, 2017. The increase of $0.5 million in other income, net was primarily due to an increase in grant and incentive income of $0.5 million from Arsanis’s grant agreements with the Gates Foundation.

Comparison of the Nine Months Ended September 30, 2018 and 2017

The following table summarizes Arsanis’s results of operations for the nine months ended September 30, 2018 and 2017:

	Nine Months Ended September 30,
	2018	2017	Change
	(in thousands)
Operating expenses:
Research and development	$26,635	$18,898	$7,737
General and administrative	9,778	5,629	4,149

Total operating expenses	36,413	24,527	11,886

Loss from operations	(36,413)	(24,527)	(11,886)

Other income (expense):
Grant and incentive income	2,977	3,180	(203)
Interest expense	(785)	(1,806)	1,021
Interest income	637	90	547
Change in fair value of warrant liability	—	16	(16)
Change in fair value of derivative liability	—	762	(762)
Loss on extinguishment of debt	—	(462)	462
Other income (expense), net	(79)	57	(136)

Total other income (expense), net	2,750	1,837	913

Net loss	$(33,663)	$(22,690)	$(10,973)

Research and Development Expenses.

	Nine Months Ended September 30,
	2018	2017	Change
	(in thousands)
Direct research and development expenses by program:
ASN100	$18,130	$12,679	$5,451
ASN200	24	47	(23)
ASN300	17	120	(103)
ASN400	3	50	(47)
ASN500	761	603	158
Unallocated research and development expenses:
Personnel related (including stock-based compensation)	6,124	3,971	2,153
Other	1,576	1,428	148

Total research and development expenses	$26,635	$18,898	$7,737

Research and development expenses were $26.6 million for the nine months ended September 30, 2018, compared to $18.9 million for the nine months ended September 30, 2017. The increase of $7.7 million was primarily due to an increase of $5.5 million in direct costs for its ASN100 program, an increase of $0.2 million in direct costs for its ASN500 program, and an increase of $2.3 million in unallocated research and development expenses.

The increase in direct costs for Arsanis’s ASN100 program was primarily due to CMO and CRO fees for process development and establishment of manufacturing capabilities for the supply of clinical materials, the oversight and conduct of Phase 2 clinical trial and investigator fees for that same clinical trial. Based on the decision to discontinue the Phase 2 clinical trial of ASN100, Arsanis expects that direct costs for ASN100 will decline in the fourth quarter of 2018 when compared to the first nine months of 2018 as Arsanis and its CMO and CROs completed manufacturing and clinical trial activities.

Direct costs for Arsanis’s ASN500 program during the nine months ended September 30, 2018 were primarily due to third-party fees for the oversight and conduct of preclinical research, facility costs and preclinical program expenses associated with internal lab consumables. Arsanis expects that direct costs for its ASN500 program will increase as Arsanis advances its ASN500 program through preclinical development.

The increase in unallocated research and development expenses was due primarily to an increase of $2.2 million in personnel-related costs (including increases in salaries and wages of $1.1 million, stock-based compensation of $0.7 million and personnel travel costs of $0.3 million) primarily due to the hiring of new personnel and increased employee compensation.

General and Administrative Expenses.    General and administrative expenses were $9.8 million for the nine months ended September 30, 2018, compared to $5.6 million for the nine months ended September 30, 2017. The increase of $4.1 million was primarily related to additional costs associated with operating as a public company, including increases of $2.2 million in personnel costs (which included increases in salaries and wages of $0.5 million, stock-based compensation of $1.4 million and personnel travel costs of $0.2 million) primarily due to an increase in headcount and employee compensation, $0.3 million in board of directors’ fees, $0.5 million in insurance fees and $1.0 million in professional fees primarily due to legal and accounting costs associated with being a public company.

Other Income (Expense), Net.    Other income, net was $2.8 million for the nine months ended September 30, 2018, compared to $1.8 million for the nine months ended September 30, 2017. The increase of $0.9 million in other income, net was primarily due to a decrease of $1.0 million in interest expense primarily associated with Arsanis’s convertible promissory notes, a decrease in loss on extinguishment of debt of $0.5 million in connection with the April 2017 conversion of Arsanis’s 2016 and 2017 convertible promissory notes into shares of Arsanis’s Series D convertible preferred stock, and an increase in interest income of $0.5 million, primarily from the bank interest earned on the cash received from the initial public offering and concurrent private placement of Arsanis Common Stock. These increases in other income, net were partially offset by a decrease of $0.8 million in gains recognized as a result of decreases in the fair value of the derivative liability associated with Arsanis’s convertible promissory notes and a decrease in grant and incentive income of $0.1 million primarily associated with Arsanis’s grant agreement with the Gates Foundation.

Comparison of the Years Ended December 31, 2017 and 2016

The following table summarizes Arsanis’s results of operations for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017	2016	Change
	(in thousands)
Operating expenses:
Research and development	$28,128	$17,831	$10,297
General and administrative	8,005	6,515	1,490

Total operating expenses	36,133	24,346	11,787

Loss from operations	(36,133)	(24,346)	(11,787)

Other income (expense):
Grant and incentive income	3,868	2,390	1,478
Interest expense	(2,079)	(2,515)	436
Interest income	214	—	214
Change in fair value of warrant liability	(31)	39	(70)
Change in fair value of derivative liability	762	1,388	(626)
Loss on extinguishment of debt	(462)	(35)	(427)
Other income (expense), net	(16)	104	(120)

Total other income (expense), net	2,256	1,371	885

Net loss	$(33,877)	$(22,975)	$(10,902)

Research and Development Expenses.

	Year Ended December 31,
	2017	2016	Change
	(in thousands)
Direct research and development expenses by program:
ASN100	$19,037	$9,722	$9,315
ASN200	47	138	(91)
ASN300	123	59	64
ASN400	50	166	(116)
ASN500	856	3	853
Unallocated research and development expenses:
Personnel related (including stock-based compensation)	6,095	5,451	644
Other	1,920	2,292	(372)

Total research and development expenses	$28,128	$17,831	$10,297

Research and development expenses were $28.1 million for the year ended December 31, 2017, compared to $17.8 million for the year ended December 31, 2016. The increase of $10.3 million was primarily due to an increase of $9.3 million in direct costs for Arsanis’s ASN100 program, an increase of $0.9 million in direct costs for Arsanis’s ASN500 program, and an increase of $0.3 million in unallocated research and development expenses.

The increase in direct costs for Arsanis’s ASN100 program was primarily due to CRO fees for the oversight and conduct of Arsanis’s Phase 2 clinical trial of ASN100 as well as investigator fees for that same clinical trial, which was initiated in January 2017.

Arsanis’s ASN500 program was initiated in March 2017. Direct costs for Arsanis’s ASN500 program during the year ended December 31, 2017 were primarily due to preclinical program expenses associated with internal lab consumables, facility costs and third-party fees for the oversight and conduct of preclinical research of ASN500.

The increase in unallocated research and development expenses was due to an increase of $0.6 million in personnel-related costs (including an increase in stock-based compensation of less than $0.1 million) due to the hiring of Arsanis’s Senior Vice President of Clinical Operations and Clinical Trial Manager in May 2016 and Chief Medical Officer in June 2016, as well as an increase in Arsanis’s annual year-end performance bonuses. This increase was partially offset by a decrease in other costs of $0.4 million due to a decrease in general preclinical activities.

General and Administrative Expenses.    General and administrative expenses were $8.0 million for the year ended December 31, 2017, compared to $6.5 million for the year ended December 31, 2016. The increase of $1.5 million was primarily due to an increase of $0.7 million in personnel-related costs (including an increase in stock-based compensation of $0.2 million) and an increase of $0.9 million in professional fees. The increase in personnel-related costs was due to an increase in the aggregate amounts related to annual year-end performance bonuses and the hiring of additional personnel in Arsanis’s general and administrative functions, including the hiring of Arsanis’s Chief Financial Officer and Chief Business Officer in March 2016, to support the build-out of Arsanis’s U.S. operations in anticipation of the initiation of Arsanis’s Phase 2 clinical trial of ASN100. The increase in professional fees was due to costs associated with the preparation, audit and review of Arsanis’s financial statements. These increases were partially offset by a decrease of $0.1 million in corporate communications and investor relations expenses incurred in the year ended December 31, 2016 related to redesigning Arsanis’s website and establishing communications and marketing programs that were not similarly incurred in the year ended December 31, 2017.

Other Income (Expense), Net.    Other income, net was $2.3 million for the year ended December 31, 2017, compared to $1.4 million for the year ended December 31, 2016. The increase of $0.9 million in other income, net was primarily due to an increase in grant and incentive income of $1.5 million, primarily from Arsanis’s grant agreement with the Gates Foundation, a decrease in interest expense of $0.4 million primarily associated with Arsanis’s convertible promissory notes, and an increase in interest income of $0.2 million, primarily from the bank interest earned on the cash received from the initial public offering and concurrent private placement of Arsanis Common Stock. These increases were partially offset by a decrease of $0.6 million in gains recognized as a result of decreases in the fair value of the derivative liability associated with Arsanis’s convertible promissory notes, an increase in loss on extinguishment of debt of $0.4 million in connection with the conversion of Arsanis’s 2016 and 2017 convertible promissory notes into shares of Arsanis’s Series D convertible preferred stock, and a decrease of $0.1 million in other income, net, primarily related to foreign currency transaction losses.

Comparison of the Years Ended December 31, 2016 and 2015

The following table summarizes Arsanis’s results of operations for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
	2016	2015	Change
	(in thousands)
Operating expenses:
Research and development	$17,831	$12,706	$5,125
General and administrative	6,515	2,119	4,396

Total operating expenses	24,346	14,825	9,521

Loss from operations	(24,346)	(14,825)	(9,521)

Other income (expense):
Grant and incentive income	2,390	2,155	235
Interest expense	(2,515)	(472)	(2,043)
Interest income	—	—	—
Change in fair value of warrant liability	39	1	38
Change in fair value of derivative liability	1,388	—	1,388
Loss on extinguishment of debt	(35)	—	(35)
Other income (expense), net	104	(77)	181

Total other income (expense), net	1,371	1,607	(236)

Net loss	$(22,975)	$(13,218)	$(9,757)

Research and Development Expenses.

	Year Ended December 31,
	2016	2015	Change
	(in thousands)
Direct research and development expenses by program:
ASN100	$9,722	$5,846	$3,876
ASN200	138	—	138
ASN300	59	333	(274)
ASN400	166	807	(641)
ASN500	3	—	3
Unallocated research and development expenses:
Personnel related (including stock-based compensation)	5,451	3,726	1,725
Other	2,292	1,994	298

Total research and development expenses	$17,831	$12,706	$5,125

Research and development expenses were $17.8 million for the year ended December 31, 2016, compared to $12.7 million for the year ended December 31, 2015. The increase of $5.1 million was primarily due to increases of $3.9 million in direct costs for its ASN100 program, $2.0 million in unallocated research and development expenses and $0.1 million in direct costs for its ASN200 program, all partially offset by decreases of $0.6 million in direct costs for its ASN400 program and $0.3 million in direct costs for its ASN300 program.

The increase in direct costs for Arsanis’s ASN100 program was primarily due to costs incurred for CRO fees for preparations for Phase 2 clinical trial of ASN100, which was initiated in January 2017.

The decreases in direct costs for Arsanis’s ASN300 and ASN400 programs were due to management’s determination in the first half of 2016 to focus financial resources toward the clinical development of ASN100.

The increase in unallocated research and development expenses was due to an increase of $1.7 million in personnel-related costs (including an increase in stock-based compensation of $0.3 million) and an increase of $0.3 million in other costs, which primarily related to facility and other overhead expenses. The increase in personnel-related costs was primarily due to the hiring of additional personnel in Arsanis’s research and development functions, particularly those responsible for partnering with CROs on the conduct and oversight of Phase 2 clinical trial of ASN100, including the hiring of Arsanis’s Chief Medical Officer and Senior Vice President of Clinical Operations and Clinical Trial Manager during the first half of 2016.

General and Administrative Expenses.    General and administrative expenses were $6.5 million for the year ended December 31, 2016, compared to $2.1 million for the year ended December 31, 2015. The increase of $4.4 million was primarily due to increases of $2.2 million in personnel-related costs (including an increase in stock-based compensation of $0.3 million), $1.6 million in professional fees, $0.2 million in corporate communication and investor relations expenses, $0.2 million in facility-related costs and $0.2 million of infrastructure costs. The increase in personnel-related costs was due to the hiring of additional personnel in Arsanis’s general and administrative functions, including the appointment of Arsanis’s President and Chief Executive Officer and the hiring of Arsanis’s Chief Financial Officer and Chief Business Officer during the first half of 2016 as well as the hiring of personnel for other finance and accounting positions in mid-2016, as Arsanis began building out U.S. operations in anticipation of the initiation of Phase 2 clinical trial of ASN100. Professional fees increased due to legal costs incurred in connection with maintaining and registering worldwide patents and costs associated with ongoing business operations. The increase in corporate communication and investor relations expenses related to redesigning its website and establishing communications and marketing programs. The increase in infrastructure costs related to establishing its principal executive offices and building out Arsanis’s U.S. operations in Waltham, Massachusetts.

Other Income (Expense), Net.    Other income, net was $1.4 million for the year ended December 31, 2016, compared to $1.6 million for the year ended December 31, 2015. The decrease of $0.2 million in other income, net was primarily due to an increase in interest expense of $2.0 million due to interest on borrowings Arsanis made in February and August 2016 under the 2012 Loan Agreement and interest due under the convertible promissory notes Arsanis issued in April 2016. The increase was partially offset by a $1.4 million gain that Arsanis recognized for the year ended December 31, 2016 as a result of a decrease in the fair value of the derivative liability associated with Arsanis’s convertible promissory notes, a $0.2 million increase in grant and incentive income primarily attributable to income recognized under the research and development incentive program provided by the Austrian government and a $0.2 million increase in other income, net, primarily related to foreign currency transaction gains.

Liquidity and Capital Resources

On November 20, 2017, Arsanis closed an initial public offering of its common shares in which Arsanis issued and sold 4,000,000 common shares at a price to the public of $10.00 per share. Concurrent with the initial public offering, (i) Arsanis issued an additional 600,000 common shares at a price of $10.00 per share pursuant to the exercise of the underwriters’ over-allotment option and (ii) NEA purchased 2,000,000 shares of Arsanis Common Stock at the initial per share public offering price of $10.00 in a private placement. The aggregate net proceeds to Arsanis from the initial public offering, inclusive of the over-allotment exercise, and the private placement, were $58.1 million after deducting underwriting discounts and commissions and offering expenses payable by Arsanis.

Since inception, Arsanis has not generated any revenue from product sales, and has incurred significant operating losses and negative cash flows from its operations. Arsanis has funded operations to date primarily with proceeds from its initial public offering and concurrent private placement, the sale of preferred stock, borrowings under convertible promissory notes, borrowings under the 2012 Loan Agreement, proceeds received from loans and grants under funding agreements with FFG, research and development incentive payments received from the Austrian government and proceeds from a grant agreement with the Gates Foundation. Through September 30, 2018, Arsanis has received net cash proceeds of $75.1 million from sales of Arsanis preferred stock, net cash proceeds of $58.1 million from the sale of Arsanis Common Stock, gross proceeds of $14.4 million from borrowings under convertible promissory notes, proceeds of $9.5 million from borrowings under the 2012 Loan Agreement with SVB, $9.2 million and $9.9 million of grant and loan proceeds, respectively, from Arsanis’s funding agreements with FFG, $4.9 million of research and development incentive payments received from the Austrian government and $2.7 million of proceeds from grant agreements with the Gates Foundation.

Cash Flows

The following table summarizes Arsanis’s cash flows for each of the periods presented:

	Year Ended December 31,			Nine Months Ended September 30,
	2017	2016	2015	2018	2017
	(in thousands)
Net cash used in operating activities	$(27,871)	$(21,639)	$(10,816)	$(33,817)	$(14,964)
Net cash provided by (used in) investing activities	34	(138)	(247)	(34)	(59)
Net cash provided by (used in) financing activities	101,262	18,147	11,505	(1,641)	42,914
Effect of exchange rate changes on cash	333	(94)	(122)	(309)	402

Net increase (decrease) in cash, cash equivalents and restricted cash	$73,758	$(3,724)	$320	$(35,801)	$28,293

Operating Activities

During the nine months ended September 30, 2018, operating activities used $33.8 million of cash, resulting from Arsanis’s net loss of $33.7 million and changes in operating assets and liabilities of $3.6 million, partially offset by net non-cash charges of $3.4 million. Arsanis expects the discontinuation of the clinical development of ASN100 to result in a decline in cash used in operating activities in the fourth quarter of 2018 and 2019, as Arsanis expects expenses associated with ASN100 to decline substantially.

Changes in Arsanis’s operating assets and liabilities for the nine months ended September 30, 2018 consisted primarily of a $2.4 million decrease in accounts payable and accrued expenses, a $0.7 million decrease in prepaid expenses and other assets, a $1.4 million increase in grant and incentive receivables and a $0.5 million decrease in unearned income. The decrease in accounts payable and accrued expenses was primarily due to the payment of the 2017 annual bonuses in March 2018 and the timing of vendor invoices and payments. The decreases in prepaid expenses and other assets were primarily due to the receipt of clinical materials during the nine months ended September 30, 2018. The increase in grant and incentive receivables was primarily due to income earned under the Austrian research and development incentive program during the nine months ended September 30, 2018. The decrease in unearned income was primarily due to the amortization of the discount associated with the FFG loans.

During the nine months ended September 30, 2017, operating activities used $15.0 million of cash, resulting from Arsanis’s net loss of $22.7 million, partially offset by cash provided by changes in operating assets and liabilities of $5.7 million and net non-cash charges of $2.0 million. Cash provided by changes in operating assets and liabilities for the nine months ended September 30, 2017 consisted primarily of a $2.3 million increase in accounts payable, a $2.1 million increase in accrued expenses, a $0.9 million decrease in prepaid expenses and other current assets and a $0.3 million increase in unearned income. The increases in accounts payable and accrued expenses were primarily due to increases in clinical trial costs associated with Phase 2 clinical trial of ASN100 and an increase in professional fees incurred in connection with Arsanis’s planned initial public offering as well as the timing of vendor invoices and payments. The decrease in prepaid expenses and other current assets was primarily due to Arsanis’s use in the period of prepaid clinical materials related to Phase 2 clinical trial of ASN100. The increase in unearned income was primarily due to the payment of $1.6 million Arsanis received in March 2017 under a grant agreement with the Gates Foundation, of which $1.2 million was recognized as grant income as Arsanis incurred qualifying expenses under the agreement.

During the year ended December 31, 2017, operating activities used $27.9 million of cash, resulting from Arsanis’s net loss of $33.9 million, partially offset by cash provided by changes in operating assets and liabilities of $3.4 million and net non-cash charges of $2.6 million. Cash provided by changes in operating assets and liabilities for the year ended December 31, 2017 consisted primarily of a $3.3 million increase in accrued expenses, a $0.2 million increase in accounts payable, and a $0.3 million decrease in prepaid expenses and other current assets, all partially offset by a $0.3 million decrease in unearned income. The increases in accounts payable and accrued expenses were primarily due to increases in clinical trial costs associated with Phase 2 clinical trial of ASN100, an increase in professional fees incurred in connection with Arsanis’s initial public offering, and an increase in amounts related to Arsanis’s annual year-end performance bonuses, as well as the timing of vendor invoices and payments. The decrease in prepaid expenses and other current assets was primarily due to Arsanis’s use in the period of prepaid clinical materials and process development services related to Phase 2 clinical trial of ASN100, partially offset by an increase in prepaid directors’ and officers’ and other corporate insurance. The decrease in unearned income was primarily due to the recognition of unearned income recorded for the imputed benefit of FFG loans at below-market interest rates.

During the year ended December 31, 2016, operating activities used $21.6 million of cash, resulting from Arsanis’s net loss of $23.0 million and net cash used by changes in operating assets and liabilities of $0.5 million, partially offset by net non-cash charges of $1.9 million. Net cash used by changes in operating assets and liabilities for the year ended December 31, 2016 consisted primarily of a $1.3 million increase in prepaid expenses and other current assets, a $0.9 million increase in other assets and a $0.2 million decrease in unearned income, all partially offset by a $1.3 million increase in accounts payable, a $0.5 million increase in accrued expenses and a $0.2 million decrease in grant and incentive receivables. The increase in prepaid expenses and other current assets was primarily due to prepayments for clinical material associated with Phase 2 clinical trial of ASN100 and payments for process development activities for clinical material. The increase in other assets was due to prepaid investigator fees for Arsanis’s Phase 2 clinical trial of ASN100. The decrease in unearned income was due to the timing of Arsanis’s recognition of grant income related to the imputed benefit of FFG loans at below-market rates of interest. The increase in accounts payable was primarily due to an increase in research, development and clinical trial activities performed by CROs. The increase in accrued expenses was primarily due to increased accrued CRO fees for Arsanis’s Phase 2 clinical trial of ASN100 and accrued bonuses due to an increase in headcount. The decrease in grant and incentive receivables was due to a decrease of $0.4 million in receivables from FFG grants, partially offset by an increase of $0.2 million in research and development incentive receivables from the Austrian government.

During the year ended December 31, 2015, operating activities used $10.8 million of cash, resulting from Arsanis’s net loss of $13.2 million, partially offset by net non-cash charges of $1.0 million and net cash provided by changes in operating assets and liabilities of $1.4 million. Net cash provided by changes in operating assets and liabilities for the year ended December 31, 2015 consisted primarily of a $0.8 million increase in accrued expenses, which was due to an increase in professional fees and personnel costs associated with establishing Arsanis’s principal executive offices and building out Arsanis’s U.S. operations in Waltham, Massachusetts and a $0.7 million increase in unearned income related to FFG grant income.

Investing Activities

During the nine months ended September 30, 2018 and 2017, Arsanis used less than $0.1 million of cash in investing activities, consisting primarily of purchase of property and equipment.

During the year ended December 31, 2017, net cash provided by investing activities was less than $0.1 million, consisting primarily of a $0.1 million decrease in restricted cash related to Arsanis’s corporate credit cards, partially offset by purchases of less than $0.1 million of property and equipment.

During the year ended December 31, 2016, Arsanis used $0.1 million of cash in investing activities, consisting of $0.1 million in purchases of property and equipment and an increase in restricted cash of $0.1 million attributable to the letter of credit associated with operating leases.

During the year ended December 31, 2015, Arsanis used $0.2 million of cash in investing activities, consisting primarily of purchases of property and equipment.

Financing Activities

During the nine months ended September 30, 2018, cash used in financing activities was $1.6 million, consisting primarily of principal repayments under the 2012 Loan Agreement.

During the nine months ended September 30, 2017, net cash provided by financing activities was $42.9 million, consisting primarily of net cash proceeds of $39.9 million from Arsanis’s issuances of Series D convertible preferred stock, net proceeds of $4.9 million from Arsanis’s issuance of convertible promissory notes in January 2017 and proceeds of $0.7 million from loans under Arsanis’s funding agreements with FFG, partially offset by $1.8 million of principal repayments under the 2012 Loan Agreement and the payment of $0.8 million of initial public offering costs.

During the year ended December 31, 2017, net cash provided by financing activities was $101.3 million, consisting primarily of net cash proceeds of $58.1 million from Arsanis’s issuance of common stock pursuant to its initial public offering and concurrent private placement, net cash proceeds of $39.9 million from Arsanis’s issuances of Series D convertible preferred stock, net proceeds of $4.9 million from Arsanis’s issuance of convertible promissory notes in January 2017 and proceeds of $0.7 million from loans under funding agreements with FFG, partially offset by $2.3 million of principal repayments under the 2012 Loan Agreement.

During the year ended December 31, 2016, net cash provided by financing activities was $18.1 million, consisting primarily of net proceeds of $7.0 million from borrowings under the 2012 Loan Agreement, proceeds of $5.5 million from Arsanis’s issuance of convertible promissory notes in April 2016, net cash proceeds of $5.4 million from Arsanis’s issuance of Series C convertible preferred stock in April 2016 and proceeds of $0.5 million from loans under funding agreements with FFG, all partially offset by $0.3 million of principal repayments under the 2012 Loan Agreement.

During the year ended December 31, 2015, net cash provided by financing activities was $11.5 million, consisting primarily of net proceeds of $7.0 million from Arsanis’s issuance of Series B convertible preferred stock, net proceeds of $4.0 million from Arsanis’s issuance of convertible promissory notes in December 2015 and proceeds of $1.5 million from loans under funding agreements with FFG, all partially offset by $1.0 million of principal repayments under the 2012 Loan Agreement.

2012 Loan Agreement

On December 7, 2012, Arsanis entered into the 2012 Loan Agreement with SVB, which, as amended, provided for aggregate borrowings of up to $7.0 million in the form of term loans. In February and August 2016, Arsanis borrowed the full $7.0 million available under the agreement. Following the August 2016 borrowing, no additional amounts remained available for borrowing under the 2012 Loan Agreement. As of September 30, 2018 and December 31, 2017 and 2016, the outstanding principal amount under the 2012 Loan Agreement was $2.9 million, $4.7 million and $7.0 million, respectively.

On October 31, 2018, Arsanis voluntarily remitted payment on its outstanding obligations under the 2012 Loan Agreement with SVB. Total outstanding obligations paid to SVB under the 2012 Loan Agreement on October 31, 2018 consisted of $2.7 million of principal, $0.4 million of final payment and less than $0.1 million of interest. All obligations under the 2012 Loan Agreement were satisfied by Arsanis on October 31, 2018.

Borrowings under the 2012 Loan Agreement bore interest at a rate per annum equal to the greater of 3.25% and The Wall Street Journal prime rate, in each case minus 0.25%; provided, however, that in an event of default, as defined in the 2012 Loan Agreement, the interest rate applicable to borrowings under the agreement would be increased by 4.0%. Under the agreement, Arsanis was required to make monthly interest-only payments through December 1, 2016 and was required to make 36 equal monthly payments of principal, plus accrued interest, from January 1, 2017 through December 1, 2019, when all unpaid principal and interest would become due and payable. Arsanis had the right to voluntarily prepay all, but not less than all, of the outstanding principal at any time prior to the maturity date, subject to a prepayment fee, which ranged from 1% to 2% of the outstanding principal if paid prior to February 19, 2018, which was the second anniversary of the First Amendment effective date. The prepayment fee was 0% subsequent to the second anniversary of the First Amendment effective date. A final payment of $0.4 million was due upon the earlier to occur of the maturity of the loan or the prepayment of all outstanding principal.

In connection with the 2012 Loan Agreement, between December 2012 and August 2016, Arsanis issued to SVB a warrant to purchase an aggregate of 11,013 shares of Series A-2 convertible preferred stock at an exercise price of $4.54 per share and a warrant to purchase an aggregate of 14,502 shares of Series B convertible preferred stock at an exercise price of $7.24 per share. The warrants became exercisable in connection with Arsanis’s borrowings under the 2012 Loan Agreement and are fully exercisable. The warrant to purchase shares of Series A-2 convertible preferred stock expires on December 6, 2022, and the warrant to purchase shares of Series B convertible preferred stock expires on February 18, 2026. In November 2017, in connection with the closing of the initial public offering, the warrants for the purchase of convertible preferred stock converted into warrants for the purchase of common stock. See Note 6 to Arsanis’s interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement for additional information on the conversion of the warrants.

Borrowings under the 2012 Loan Agreement were collateralized by a pledge of substantially all of Arsanis’s assets other than intellectual property, including 65% of the outstanding capital stock of Arsanis’s subsidiary in Austria. The 2012 Loan Agreement contained customary affirmative and negative covenants, including restrictions on Arsanis’s ability to pay dividends and encumber Arsanis’s intellectual property, but did not contain any financial covenants.

FFG Loans

Between September 2011 and March 2017, Arsanis entered into a series of funding agreements with FFG that provided for loans and grants to fund qualifying research and development expenditures of Arsanis GmbH on a project-by-project basis, as approved by FFG. As of September 30, 2018 and December 31, 2017 and 2016, the outstanding principal amount under loans from FFG was $9.9 million, $10.2 million and $8.0 million, respectively, based on Arsanis’s actual spending for qualified expenditures.

Amounts due under the FFG loans bear interest at varying fixed rates ranging from 0.75% to 2.0% per annum. Interest is payable semi-annually in arrears, with all accrued interest and principal due upon maturity. The FFG loans mature at varying dates between June 2020 and March 2023. In the event that the underlying program research results in a scientific or technical failure, the principal then outstanding under any loan may be forgiven by FFG and converted to non-repayable grant funding on a project-by-project basis. The FFG loans contain no affirmative, negative or financial covenants and are not secured by any of Arsanis’s assets.

As of September 30, 2018, the funding agreements with FFG are expected to provide Arsanis additional loans of approximately $0.1 million and additional grants of approximately $0.1 million if and when Arsanis incurs specified amounts of qualifying expenditures.

Arsanis may be required to return all or a portion of the FFG loans and/or grants if Arsanis does not comply with the terms of the related FFG funding agreements and related guidelines, including specified requirements as to continued operations with respect to certain locations and funded projects.

On February 4, 2019, Arsanis and Arsanis GmbH received letters from counsel to FFG alleging that they breached reporting, performance and other obligations in connection with the grants and loans made by FFG to Arsanis GmbH between September 2011 and March 2017 to fund qualifying research and development expenditures. The letters demand the immediate repayment of all subsidies, totaling approximately EUR 18.1 million ($20.5 million, based on an exchange rate of US$1.13 per EUR 1.00 on February 7, 2019), on or before February 19, 2019. FFG has reserved all rights and remedies in connection with the Subsidies.

Convertible Promissory Notes

Between December 2015 and January 2017, Arsanis issued an aggregate of $14.4 million of convertible promissory notes, all of which were subsequently converted into shares of Arsanis’s convertible preferred stock. A description of each issuance and conversion is provided below.

In December 2015, Arsanis issued an aggregate of $4.0 million of convertible promissory notes, or the 2015 Notes. The 2015 Notes accrued interest at a rate of 0.56% per annum, with a maturity date of December 16, 2016, unless earlier converted under the terms of the 2015 Notes. All principal and interest accrued under the 2015 Notes was converted into shares of Series C convertible preferred stock in connection with Arsanis’s sale of Series C convertible preferred stock in April 2016.

In April 2016, Arsanis issued an aggregate of $5.5 million of convertible promissory notes, or the 2016 Notes, which accrued interest at a rate of 0.7% per annum and had a maturity date of October 12, 2017, unless earlier converted under the terms of the 2016 Notes. All principal and interest accrued under the 2016 Notes was converted into shares of Series D convertible preferred stock in connection with Arsanis’s sale of Series D convertible preferred stock in April 2017.

In January 2017, Arsanis issued an aggregate of $4.9 million of convertible promissory notes, or the 2017 Notes. The 2017 Notes accrued interest at a rate of 0.96% per annum, with a maturity date of October 12, 2017, unless earlier converted under the terms of the 2017 Notes. All principal and interest accrued under the 2017 Notes was converted into shares of Series D convertible preferred stock in connection with Arsanis’s sale of Series D convertible preferred stock in April 2017.

Funding Requirements

Pending the planned closing of the Merger, Arsanis’s current operating plan provides for the completion of ongoing review of the cumulative unblinded data from the ASN100 Phase 2 clinical trial, the continued development of its ASN500 program as well as the continued support of Arsanis’s collaborators across its ongoing ASN200 and ASN300 programs, both of which were outlicensed to subsidiaries of Bravos Biosciences, LLC during the first half of 2018. Arsanis has ceased further clinical development of ASN100 and currently does not expect to incur material costs for this program beyond 2018.

Arsanis currently expects to continue to incur significant expenses for at least the next several years as Arsanis advances its ASN500 program through preclinical development and clinical trials and seek regulatory approval of any product candidates. In addition, Arsanis expects to continue to incur additional costs associated with operating as a public company. Arsanis’s expenses could increase over the long-term as Arsanis:

•	advances its ASN500 program;

•	advances potential future product candidates into preclinical and clinical development;

•

concludes its ongoing review of strategic options for its business that may potentially result in changes to the current business strategy and future operations, which in turn could result in significant future research and development and general and administrative expenses based on the outcome of this strategic review;

•	seeks regulatory approvals for any product candidates that successfully complete clinical trials;

•

establishes a sales, marketing, medical affairs and distribution infrastructure to commercialize any product candidates for which Arsanis may obtain marketing approval and intend to commercialize on Arsanis’s own or jointly;

•	hires additional clinical, quality control and scientific personnel;

•

expands its operational, financial and management systems and increase personnel, including personnel to support clinical development, manufacturing and commercialization efforts and Arsanis’s operations as a public company;

•	maintains, expands and protects its intellectual property portfolio; and

•	acquires or in-licenses other product candidates and technologies.

Based on this current operating plan, Arsanis believes that its existing cash and cash equivalents will enable Arsanis to fund its operating expenses, capital expenditure requirements and debt service payments through the fourth quarter of 2020. Arsanis based these estimates on assumptions that may prove to be wrong, and Arsanis could utilize available capital resources sooner than it expects. Arsanis expects to require additional funding to complete the clinical development of any successful product candidate from its ASN500 program, commercialize any product candidate, if Arsanis receives regulatory approval, and pursue in-licenses or acquisitions of other product candidates. If Arsanis receives regulatory approval for any potential future product candidates, Arsanis expects to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where Arsanis chooses to commercialize such product candidate itself. Also, in light of the discontinuation of the Phase 2 clinical trial of Arsanis’s lead product candidate ASN100, Arsanis is considering strategic options for the business that may potentially result in changes to its current business strategy and future operations.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical product candidates, Arsanis is unable to estimate the exact amount of working capital requirements. Arsanis’s future funding requirements will depend on and could increase significantly as a result of many factors, including:

•	Arsanis’s ability to successfully consummate the Merger or any other strategic transaction;

•	the scope, progress, results and costs of researching and developing Arsanis’s ASN500 program and any product candidates, and conducting preclinical studies and clinical trials;

•	the costs, timing and outcome of regulatory review of any product candidates;

•	the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for any product candidates for which Arsanis receives marketing approval;

•	the costs of manufacturing commercial-grade products and necessary inventory to support commercial launch;

•	the ability to receive additional non-dilutive funding, including grants from organizations and foundations;

•	the revenue, if any, received from commercial sale of Arsanis’s products, should any product candidates receive marketing approval;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing Arsanis’s intellectual property rights and defending intellectual property-related claims;

•	Arsanis’s ability to establish and maintain collaborations on favorable terms, if at all;

•	the extent to which Arsanis acquires or in-licenses other product candidates and technologies;

•	the timing, receipt and amount of sales of, or milestone payments related to or royalties on, Arsanis’s current or future product candidates, if any;

•	costs associated with any litigation that might be brought against Arsanis in the future;

•	the absence of any breach, acceleration event or event of default under Arsanis’s funding agreements with FFG, or under any other agreements with third parties; and

•

payments Arsanis could be required to make to FFG in light of the demands it recently made for the immediate repayment of all grants received and loans outstanding under Arsanis’s funding arrangements with FFG, as further described in the risk factor titled “Arsanis and its subsidiary, Arsanis GmbH, have received letters demanding the immediate repayment of all subsidies received from FFG, and such repayment, if it were to occur, would materially adversely impact the financial condition of Arsanis and, following the Merger, the combined organization, and the ability of each to run its business.”

Until such time, if ever, as Arsanis can generate substantial product revenue, Arsanis expects to finance cash needs through a combination of public or private equity offerings, debt financings, government funding, collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties. Arsanis filed a universal shelf registration statement on Form S-3 (File No. 333-229377) with the SEC to register for sale up to $150.0 million of any combination of Arsanis’s common stock, preferred stock, debt securities, warrants and/or units from time to time and at prices and on terms that Arsanis may determine, which Arsanis expects will be declared effective by the SEC prior to the closing of the Merger. Under SEC rules and regulations, Arsanis must meet certain requirements to use its Form S-3 registration statement, once effective, to sell up to the full amount of $150.0 million of securities to be registered for sale under the Form S-3 registration statement, including that the market value of Arsanis’s outstanding common stock held by non-affiliates, or public float, be at least $75.0 million as of a date within 60 days prior to the date on which the Form S-3 is filed (and within 60 days prior to the date of any Form 10-K filing thereafter by Arsanis, which is deemed a re-evaluation date). If Arsanis does not meet that requirement, then the aggregate market value of securities sold by Arsanis in a primary offering under its Form S-3 in any 12-month period is limited to an aggregate of one-third of its public float. During the 60-day period prior to the date the Form S-3 was filed, which is Arsanis’s most recent re-evaluation date, its public float was less than $75.0 million, and Arsanis will therefore be subject to the one-third of public float limitation, at least until its public float equals or exceeds $75.0 million subsequent to the effective date of the Form S-3. To the extent that Arsanis raises additional capital through the sale of equity or convertible debt securities, your ownership interest may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit Arsanis’s ability to take specified actions, such as incurring additional debt, making capital expenditures or declaring dividends. In addition, additional debt financing would result in increased fixed payment obligations.

If Arsanis raises funds through governmental funding, collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties, Arsanis may have to relinquish valuable rights to technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to Arsanis. If Arsanis is unable to raise additional funds through equity or debt financings when needed, Arsanis may be required to delay, reduce or eliminate product development or future commercialization efforts or grant rights to develop and market product candidates that Arsanis would otherwise prefer to develop and market by itself.

Collaboration, License and Funding Arrangements

In February 2017, Arsanis entered into a collaboration agreement with Adimab, LLC, or Adimab, pursuant to which Arsanis has agreed to pay royalties of a mid single-digit percentage based on net sales by Arsanis or affiliates of products that use or are based on any antibody discovered or optimized under the agreement, any derivative or modified version of any such antibody, or any sequence information as to any such antibody. In addition, if Arsanis sells or licenses to any third party, or otherwise grant rights to any third party to, any of the products for which Arsanis is obligated to pay Adimab royalties, either alone or as part of a package including specified patents not directed to these antibodies, Arsanis is obligated to pay Adimab either the same royalties on net sales of such products by such third party, or a percentage, ranging from the low double digits to a maximum of less than 30%, of the payments Arsanis receives from such third parties that are attributable to such grant of rights.

If Arsanis (or one of Arsanis’s affiliates with rights under the agreement) undergoes a change in control and, at the time of such change in control, Arsanis has not sold or licensed to third parties all of its rights in antibodies for which Arsanis is obligated to pay Adimab royalties under the agreement, then Arsanis is obligated to either pay Adimab a percentage, in the mid double digits, of the payments Arsanis receives from that change in control that are reasonably attributable to those rights and certain patents arising from the collaboration, or require Arsanis’s acquirer and all of its future third-party collaborators to pay to Adimab royalties at a mid single-digit percentage of net sales based on those rights. If Arsanis grants rights to a third party under certain patents that are not directed to the antibodies for which Arsanis is obligated to pay Adimab royalties, Arsanis is also obligated to pay Adimab, in place of royalties or a percentage of payments received from the third party, a lump sum in the high six digits.

Under Arsanis’s option and license agreement with Adimab, if Arsanis exercises its option to obtain rights to certain RSV antibodies, Arsanis is obligated to pay Adimab an option fee of $0.3 million and make clinical and regulatory milestone payments of up to $24.4 million as well as royalty payments on a product-by-product and country-by-country basis of a mid single-digit percentage based on net sales by Arsanis, Arsanis’s affiliates, licensees or sublicensees of products based on certain RSV antibodies during the applicable term for such product in that country.

In February 2017, Arsanis entered into a grant agreement with the Gates Foundation, under which the Gates Foundation agreed to provide Arsanis up to $9.3 million to conduct preclinical development of mAbs for the prevention of RSV infection in newborns, which Arsanis refers to as the RSV project. In August 2018, Arsanis entered into an amended and restated grant agreement which replaces the February 2017 grant agreement in its entirety, and includes amendments to conform to current Gates Foundation audit, reporting, and other administrative requirements as well as to make the perpetual license that is granted to the Gates Foundation with respect to any funded developments resulting from the grant agreement irrevocable. In August 2018, Arsanis entered into an additional grant agreement with the Gates Foundation pursuant to which the Gates Foundation granted Arsanis up to $1.1 million to conduct preclinical development activities for the RSV project that were not included in the February 2017 grant agreement, as amended and restated in August 2018. The Company recognized grant income of $1.1 million during the nine months ended September 30, 2018, under the August 2018 grant agreement with the Gates Foundation upon incurring qualifying expenses. Pursuant to both grant agreements, as amended, Arsanis has no payment obligations under the Adimab option and license agreement with respect to sales of products based on licensed RSV antibodies to the extent they are sold at cost in developing countries. However, if such products are sold in developing countries for an amount that exceeds cost, then the amount of such excess will be subject to the royalty payment obligations described in the preceding paragraph.

In April 2017, Arsanis entered into a letter agreement with the Gates Foundation pursuant to which Arsanis licensed to the Gates Foundation certain rights under Arsanis’s ASN100 program. Arsanis has no payment obligations under the Adimab collaboration agreement with respect to sales of certain antibody products if they are sold at cost in developing countries under Arsanis’s letter agreement with the Gates Foundation. However, if such products are sold in developing countries for an amount that exceeds cost, then the amount of such excess over cost will be subject to the royalty payment obligations described above. In addition, if the Gates Foundation terminates the agreement for certain specified uncured material breaches by Arsanis, Arsanis will be required, among other remedies, to redeem the then-held shares of Arsanis’s stock purchased by the Gates Foundation pursuant to the agreement or to facilitate the purchase of such stock by a third party. For any such redemption, the Gates Foundation stock will be valued at the greater of the original purchase price (plus specified interest) or the fair market value of such stock.

Critical Accounting Policies and Significant Judgments and Estimates

Arsanis’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of consolidated financial statements and related disclosures requires Arsanis to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses and the disclosure of contingent assets and liabilities in Arsanis’s financial statements. Arsanis bases estimates on historical experience, known trends and events and various other factors that Arsanis believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Arsanis evaluates its estimates and assumptions on an ongoing basis. Arsanis’s actual results may differ from these estimates under different assumptions or conditions.

While Arsanis’s significant accounting policies are described in more detail in Note 2 to its annual consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement, Arsanis believes that the following accounting policies are those most critical to the judgments and estimates used in the preparation of consolidated financial statements.

Government Contracts, Grant Agreements and Incentive Programs

Arsanis recognizes proceeds received from grants under Arsanis’s funding agreements with FFG, research and development incentives from the Austrian government and Arsanis’s grant agreement with the Gates Foundation as other income, rather than as revenue, because the corresponding agreements contain no specified performance obligations other than to conduct research on a particular program or in a particular field and contain no obligations to deliver specified products or technology.

Income from grants and incentives is recognized in the period during which the related qualifying expenses are incurred, provided that the conditions under which the grants or incentives were provided have been met. For grants under the funding agreements with FFG and for proceeds under the research and development incentive program from the Austrian government, Arsanis recognizes grant and incentive income in an amount equal to the qualifying expenses Arsanis incurs in each period multiplied by the applicable reimbursement percentage. For grants received under its grant agreement with the Gates Foundation, Arsanis recognizes grant income in an amount equal to the qualifying expenses incurred in each period, up to the amount previously funded by the Gates Foundation.

Grant funding that has been received by Arsanis in advance of incurring qualifying expenses is recorded in its consolidated balance sheet as unearned income. Grant and incentive income recognized upon incurring qualifying expenses in advance of receipt of grant funding or proceeds from research and development incentives is recorded in its consolidated balance sheet as grant and incentive receivables.

The loans Arsanis has received under the funding agreements with FFG bear interest at rates that are below market rates of interest. Arsanis accounts for the imputed benefit arising from the difference between a market rate of interest and the rate of interest charged by FFG as additional grant funding from FFG, and Arsanis records interest expense for the FFG loans at a market rate of interest. On the date that FFG loan proceeds are received, Arsanis recognizes the portion of the loan proceeds allocated to grant funding as a discount to the carrying value of the loan and as unearned income, which is subsequently recognized as additional grant income over the term of the funding agreement.

Prepaid and Accrued Research and Development Expenses

As part of the process of preparing Arsanis’s consolidated financial statements, Arsanis is required to estimate its accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with Arsanis’s personnel to identify services that have been performed on Arsanis’s behalf and estimating the level of service performed and the associated cost incurred for the service when Arsanis has not yet been invoiced or otherwise notified of actual costs. The majority of service providers invoice Arsanis in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments. Arsanis makes estimates of accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to Arsanis at that time. Arsanis periodically confirms the accuracy of these estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to:

•	vendors, including central laboratories, in connection with preclinical development activities;

•	CROs and investigative sites in connection with preclinical and clinical studies; and

•	CMOs in connection with drug substance and drug product formulation of preclinical and clinical trial materials.

Arsanis bases expenses related to preclinical studies and clinical trials on its estimates of the services received and efforts expended pursuant to quotes and contracts with multiple research institutions and CROs that conduct and manage preclinical studies and clinical trials on Arsanis’s behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to Arsanis’s vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, Arsanis estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, Arsanis adjusts the accrual or the amount of prepaid expenses accordingly. Although Arsanis does not expect estimates to be materially different from amounts actually incurred, Arsanis’s understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to Arsanis’s prior estimates of accrued research and development expenses.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act of 2012 permits an “emerging growth company” such as Arsanis to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. Arsanis has irrevocably elected to “opt out” of this provision and, as a result, Arsanis will comply with new or revised accounting standards when they are required to be adopted by public companies that are not emerging growth companies.

Contractual Obligations and Commitments

The following table summarizes Arsanis’s contractual obligations as of September 30, 2018 and the effects that such obligations are expected to have on Arsanis’s liquidity and cash flows in future periods:

	Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
	(in thousands)
Manufacturing commitments(1)	$484	$484	$—	$—	$—
Debt obligations(2)	13,483	3,449	5,138	4,896	—
Operating lease commitments(3)	2,973	1,011	1,370	526	66

Total	$16,940	$4,944	$6,508	$5,422	$66

(1)

Amounts in the table reflect commitments for costs associated with Arsanis’s external CMO, which Arsanis engaged to manufacture clinical trial materials. Manufacturing commitments include agreements that are enforceable and legally binding on Arsanis and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

(2)

Amounts in the table reflect the contractually required principal and interest payable as of September 30, 2018 pursuant to outstanding borrowings under the 2012 Loan Agreement and loans from FFG. The loans from FFG bear interest at fixed rates. The table reflects interest payments due under the FFG loans at the contractually required rates of interest, as well as a final payment of $0.4 million due under the 2012 Loan Agreement upon repayment of all outstanding amounts under the agreement. The 2012 Loan Agreement, which has been fully repaid as of October 2018, bore interest at a variable rate of interest equal to the greater of 3.25% and The Wall Street Journal prime rate, in each case minus 0.25%. The table reflects interest payments that were due under the 2012 Loan Agreement through October 31, 2018 calculated using an interest rate of 5.00%, which was the applicable interest rate as of September 30, 2018. Under the terms of the FFG loans, in the event that the underlying program research results in a scientific or technical failure, the principal then outstanding under the FFG loan obligation related to that program may be forgiven by FFG and converted into non-repayable grant funding on a project-by-project basis. On February 4, 2019, Arsanis and Arsanis GmbH received letters from counsel to FFG alleging that they breached reporting, performance and other obligations in connection with the grants and loans made by FFG to Arsanis GmbH between September 2011 and March 2017 to fund qualifying research and development expenditures. The letters demand the immediate repayment of all such subsidies. For a further discussion of this matter, see “—Recent Developments—Demand Letters from FFG.”

(3)	Amounts in the table reflect minimum payments due for Arsanis’s leases of office, laboratory and other space under operating leases that expire between January 2019 and December 2023.

During the nine months ended September 30, 2018, Arsanis entered into an amendment to its lease agreement with BP Bay Colony LLC, referred to as the Amended Lease Agreement, with respect to Arsanis’s office space in Waltham, MA.

The term of the Amended Lease Agreement commences on January 1, 2019 and expires December 31, 2023. Arsanis has the option to extend the term for one additional five-year period upon written notice to the lessor at least nine months and no more than 12 months in advance of the extension. The Amended Lease Agreement terminates Arsanis’s one-time right of first offer, subject to certain terms and conditions, for additional space containing approximately 4,000 square feet specified in the original lease agreement.

The annual base rent obligation is approximately $0.3 million, with a total cash obligation for the base rent over the initial five-year term of the Amended Lease Agreement is approximately $1.3 million. In addition to the base rent, Arsanis is also responsible for Arsanis’s share of operating expenses, electricity and real estate taxes, in accordance with the terms of the Amended Lease Agreement. Arsanis provided a security deposit in the amount of $0.3 million as well as a relocation payment of $0.1 million to the lessor during the nine months ended September 30, 2018.

Off-Balance Sheet Arrangements

Arsanis did not have during the periods presented, and Arsanis does not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact Arsanis’s financial position and results of operations is disclosed in Note 2 to its unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET RISK OF ARSANIS

Interest Rate Risk

Arsanis is exposed to market risk related to changes in interest rates. As of September 30, 2018 and December 31, 2017, Arsanis had borrowings of $2.9 million and $4.7 million, respectively, outstanding under the 2012 Loan Agreement. Borrowings under the 2012 Loan Agreement, which was fully repaid in October 2018, bore interest at a rate per annum equal to the greater of 3.25% and The Wall Street Journal prime rate, in each case minus 0.25%, which resulted in applicable interest rates of 5.00% and 4.25% as of September 30, 2018 and December 31, 2017, respectively. Based on the principal amounts outstanding as of September 30, 2018 and December 31, 2017, an immediate 10% change in the interest rate would not have a material impact on Arsanis’s debt-related obligations, financial position or results of operations.

As of September 30, 2018 and December 31, 2017, Arsanis had cash equivalents of $38.6 million and $70.9 million, respectively, consisting of money market funds held in its sweep account. Arsanis’s primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of interest rates. Because of the short-term nature of the instruments in Arsanis’s portfolio, Arsanis would not expect an immediate 10% change in market interest rates to have a material impact on Arsanis’s financial position or results of operations.

Foreign Currency Exchange Risk

Arsanis is also exposed to foreign exchange rate risk. Arsanis’s headquarters are located in the United States, where the majority of its general and administrative expenses are incurred in U.S. dollars. Research and development costs are incurred by Arsanis’s subsidiary in Austria, whose functional currency is the Euro. During the three and nine months ended September 30, 2018 and 2017 and the year ended December 31, 2017, Arsanis recognized a foreign currency transaction loss of less than $0.1 million in each of those periods. These losses primarily related to unrealized and realized foreign currency losses as a result of transactions entered into by Arsanis’s U.S. entity in currencies other than the U.S. dollar. These foreign currency transaction losses were recorded as a component of other income (expense), net in consolidated statements of operations. Arsanis believes that a 10% change in the exchange rate between the U.S. dollar and the Euro would not have a material impact on its financial position or results of operations.

As Arsanis continues to grow its business, results of operations and cash flows will be subject to fluctuations due to changes in foreign currency exchange rates, which could adversely impact results of operations. To date, Arsanis has not entered into any foreign currency hedging contracts to mitigate its exposure to foreign currency exchange risk.

X4 MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of X4’s financial condition and results of operations together with X4’s consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus/information statement. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus/information statement, including information with respect to X4’s plans and strategy for X4’s business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this proxy statement/prospectus/information statement, X4’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

X4 is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of novel therapeutics for the treatment of rare diseases. X4’s pipeline is comprised of first-in-class, oral, small molecule antagonists of chemokine receptor CXCR4, which have the potential to treat a broad range of rare diseases, including primary immunodeficiencies, or PIs, and cancer. X4’s lead product candidate, X4P-001, has completed a Phase 2 trial in patients with Warts, Hypogammaglobulinemia, Infections, and Myelokathexis, or WHIM, syndrome. X4 plans to initiate a global Phase 3 pivotal trial of X4P-001 in patients with WHIM syndrome in the first half of 2019 and to report top-line data from this Phase 3 trial in mid-2021. Beyond WHIM syndrome, X4 plans to initiate a Phase 1/2 trial of X4P-001 in another PI, severe congenital neutropenia, or SCN, and a Phase 1/2 trial of X4P-001 in Waldenström macroglobulinemia, or WM, in the first half of 2019, with data expected from each trial in the first half of 2020.

Since X4’s inception in 2012, X4 has devoted substantially all of its efforts and financial resources to organizing and staffing its company, business planning, raising capital, acquiring or discovering product candidates and securing related intellectual property rights and conducting discovery, research and development activities for its product candidates. X4 does not have any products approved for sale and has not generated any revenue from product sales. X4 has funded its operations to date primarily with proceeds from sales of preferred stock, proceeds from the issuance of convertible debt and borrowings under loan and security agreements. Through September 30, 2018, X4 had received net proceeds of $73.7 million from sales of its preferred stock (including proceeds from convertible debt, which converted into preferred stock) and gross proceeds of $6.0 million from borrowings under a prior loan and security agreement. In October 2018, X4 received gross proceeds of $8.0 million from borrowings under a new loan and security agreement and repaid all amounts due under its prior loan and security agreement, totaling $4.6 million. In December 2018, X4 received gross proceeds of $2.0 million from additional borrowings under the new loan and security agreement.

X4 has incurred significant operating losses since inception. X4’s ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of X4’s current or future product candidates. X4’s net losses were $17.9 million and $22.0 million for the years ended December 31, 2016 and 2017, respectively, and $22.0 million for the nine months ended September 30, 2018. As of September 30, 2018, X4 had an accumulated deficit of $68.0 million. X4 expects to continue to incur significant expenses and increasing operating losses for at least the next several years. X4 expects that its expenses and capital requirements will increase substantially in connection with its ongoing activities, particularly if and as X4:

•	conducts additional clinical trials for its product candidates;

•	continues to discover and develop additional product candidates;

•	acquires or in-licenses other product candidates and technologies;

•	maintains, expands and protects its intellectual property portfolio;

•	hires additional clinical, scientific and commercial personnel;

•	establishes a commercial manufacturing source and secures supply chain capacity sufficient to provide commercial quantities of any product candidates for which it may obtain regulatory approval;

•	seeks regulatory approvals for any product candidates that successfully complete clinical trials;

•	establishes a sales, marketing and distribution infrastructure to commercialize any products for which it may obtain regulatory approval; and

•

adds operational, financial and management information systems and personnel, including personnel to support its product development and planned future commercialization efforts, as well as to support its transition to a public reporting company.

X4 will not generate revenue from product sales unless and until X4 successfully completes clinical development and obtains regulatory approval for its product candidates. If X4 obtains regulatory approval for any of its product candidates and does not enter into a commercialization partnership, X4 expects to incur significant expenses related to developing X4’s internal commercialization capability to support product sales, marketing and distribution. Further, in the event the Merger, as described below, occurs, X4 expects to incur additional costs associated with operating as a public company.

As a result, X4 will need substantial additional funding to support its continuing operations and pursue its growth strategy. Until such time as X4 can generate significant revenue from product sales, if ever, X4 expects to finance its operations through the sale of equity, debt financings or other capital sources, which may include collaborations with other companies or other strategic transactions. X4 may not be able to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If X4 fails to raise capital or enter into such agreements as and when needed, X4 may have to significantly delay, reduce or eliminate the development and commercialization of one or more of its product candidates or delay its pursuit of potential in-licenses or acquisitions.

Because of the numerous risks and uncertainties associated with product development, X4 is unable to predict the timing or amount of increased expenses or when or if it will be able to achieve or maintain profitability. Even if X4 is able to generate product sales, X4 may not become profitable. If X4 fails to become profitable or is unable to sustain profitability on a continuing basis, then X4 may be unable to continue its operations at planned levels and be forced to reduce or terminate its operations.

X4 expects that its existing cash and cash equivalents, including $10.0 million of gross proceeds from borrowings under the Hercules Loan Agreement, will be sufficient to fund its operating expenses, capital expenditure requirements and debt service payments through March 31, 2019. X4 has based this estimate on assumptions that may prove to be wrong, and X4 could exhaust its available capital resources sooner than it expects. See “—Liquidity and Capital Resources.” Beyond that point, X4 will need to raise additional capital to finance its operations, which cannot be assured. X4 has concluded that this circumstance raises substantial doubt about its ability to continue as a going concern within one year after the December 20, 2018 issuance date of its annual consolidated financial statements for the year ended December 31, 2017 and its interim consolidated financial statements for the nine months ended September 30, 2018. See Note 1 of X4’s consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement for additional information on its assessment.

Similarly, in its report on X4’s financial statements for the year ended December 31, 2017, X4’s independent registered public accounting firm included an explanatory paragraph stating that X4’s recurring losses from operations and required additional funding to finance X4’s operations raise substantial doubt about its ability to continue as a going concern.

Proposed Merger with Arsanis

On November 26, 2018, Arsanis, Merger Sub and X4 entered into the Merger Agreement, pursuant to which Merger Sub, a wholly owned subsidiary of Arsanis, will merge with and into X4, with X4 continuing as a wholly owned subsidiary of Arsanis and the surviving corporation of the Merger. Arsanis and X4 believe that the Merger will result in a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of novel therapeutics for the treatment of rare diseases.

The business combination will be accounted for as a reverse merger in accordance with GAAP. Under this method of accounting, X4 will be deemed to be the accounting acquirer for financial reporting purposes. This determination was primarily based on the expectations that, immediately following the Merger: (1) X4 Stockholders will own a substantial majority of the voting rights of the combined organization; (2) X4 will designate a majority (five of seven) of the initial members of the board of directors of the combined organization; and (3) X4’s senior management will hold all key positions in senior management of the combined organization. Accordingly, for accounting purposes, the business combination will be treated as the equivalent of X4 issuing stock to acquire the net assets of Arsanis. As a result of the Merger, the net assets of Arsanis will be recorded at their acquisition-date fair values in the financial statements of X4 and the reported operating results prior to the business combination will be those of X4.

Components of Results of Operations

Revenue

To date, X4 has not generated any revenue from product sales and does not expect to generate any revenue from the sale of products in the foreseeable future. If X4’s development efforts for its product candidates are successful and result in regulatory approval, X4 may generate revenue in the future from product sales. X4 cannot predict if, when, or to what extent it will generate revenue from the commercialization and sale of its product candidates. X4 may never succeed in obtaining regulatory approval for any of its product candidates.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the discovery and development of X4’s product candidates. X4 expenses research and development costs as incurred. These expenses include:

•	employee-related expenses, including salaries, related benefits and stock-based compensation expense, for employees engaged in research and development functions;

•	expenses incurred in connection with the preclinical and clinical development of X4’s product candidates, including under agreements with third parties, such as consultants and CROs;

•	the cost of manufacturing drug products for use in X4’s preclinical studies and clinical trials, including under agreements with third parties, such as consultants and CMOs;

•	facilities, depreciation and other expenses, which include direct or allocated expenses for rent and maintenance of facilities and insurance;

•	costs related to compliance with regulatory requirements; and

•	payments made under third-party licensing agreements.

X4 recognizes external development costs based on an evaluation of the progress to completion of specific tasks using information provided to X4 by its service providers. This process involves reviewing open contracts and purchase orders, communicating with its personnel to identify services that have been performed on its behalf, and estimating the level of service performed and the associated cost incurred for the service when X4 has not yet been invoiced or otherwise notified of actual costs. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. Such amounts are recognized as an expense when the goods have been delivered or the services have been performed, or when it is no longer expected that the goods will be delivered or the services rendered. Upfront payments, milestone payments and annual maintenance fees under license agreements are expensed in the period in which they are incurred.

X4’s direct research and development expenses are tracked by product candidate and consist primarily of external costs, such as fees paid to outside consultants, CROs, CMOs and research laboratories in connection with its preclinical development, process development, manufacturing and clinical development activities. X4’s direct research and development expenses by product candidate also include fees incurred under third-party license agreements. X4 does not allocate employee costs and costs associated with its discovery efforts, laboratory supplies and facilities, including depreciation or other indirect costs, to specific product candidates because these costs are deployed across multiple programs and, as such, are not separately classified. X4 uses internal resources primarily to conduct its research and discovery as well as for managing its preclinical development, process development, manufacturing and clinical development activities. These employees work across multiple programs and, therefore, X4 does not track its costs by product candidate.

The table below summarizes X4’s research and development expenses incurred by product candidate:

	Year Ended December 31,		Nine Months Ended September 30,
	2017	2016	2018	2017
		(in thousands)
X4P-001	$9,878	$7,000	$8,410	$7,763
X4P-002	1,129	2,062	—	1,056
Unallocated research and development expenses	6,059	4,036	7,247	4,497

Total research and development expenses	$17,066	$13,098	$15,657	$13,316

Research and development activities are central to X4’s business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. As a result, X4 expects that its research and development expenses will increase substantially over the next several years as it expects to complete its ongoing Phase 2 trial in patients with WHIM syndrome; initiates a Phase 3 pivotal trial of X4P-001 in patients with WHIM syndrome in the first half of 2019; initiates a Phase 1/2 clinical trial of X4P-001 in WM in the first half of 2019; and initiates a Phase 1/2 clinical trial of X4P-001 in SCN in the first half of 2019. In addition, X4 expects research and development expenses to increase related to conducting preclinical development and pursuing initial clinical stages of its product candidates X4P-002 and X4P-003.

The successful development and commercialization of X4’s product candidates are highly uncertain. At this time, X4 cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of its product candidates. This is due to the numerous risks and uncertainties associated with product development and commercialization, including the following:

•	the timing and progress of preclinical and clinical development activities;

•	the number and scope of preclinical and clinical programs that X4 decides to pursue;

•	X4’s ability to maintain its current research and development programs and to establish new ones;

•	establishing an appropriate safety profile with IND-enabling studies;

•	successful patient enrollment in, and the initiation and completion of, clinical trials;

•	the successful completion of clinical trials with safety, tolerability and efficacy profiles that are satisfactory to the FDA or any comparable foreign regulatory authority;

•	the receipt of regulatory approvals from applicable regulatory authorities;

•	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

•	X4’s ability to establish new licensing or collaboration arrangements;

•	establishing agreements with third-party manufacturers for clinical supply for X4’s clinical trials and commercial manufacturing, if any of X4’s product candidates is approved;

•	development and timely delivery of clinical-grade and commercial-grade drug formulations that can be used in X4’s clinical trials and for commercial launch;

•	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

•	launching commercial sales of X4’s product candidates, if approved, whether alone or in collaboration with others; and

•	maintaining a continued acceptable safety profile of the product candidates following approval.

A change in the outcome of any of these variables with respect to the development of X4’s product candidates could significantly change the costs and timing associated with the development of that product candidate. X4 may never succeed in obtaining regulatory approval for any of its product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs, including stock-based compensation, for personnel in executive, finance and administrative functions. General and administrative expenses also include direct and allocated facility-related costs as well as professional fees for legal, patent, consulting, investor and public relations, accounting, and audit services.

X4 anticipates that its general and administrative expenses will increase in the future as it increases its headcount to support its continued research activities and development of its product candidates. X4 also anticipates that it will incur increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs as well as investor and public relations expenses associated with being a public company.

Other Income (Expense), Net

Interest Income

Interest income consists of interest earned on X4’s cash equivalents, which consist of money market funds. X4’s interest income has not been significant due to low interest rates earned on invested balances.

Interest Expense

Interest expense consists of interest on outstanding borrowings under X4’s 2016 loan and security agreement with Silicon Valley Bank, or SVB, which X4 refers to as the SVB Loan Agreement, as well as amortization of debt issuance costs and accretion of a final payment payable upon the maturity or the repayment in full of all obligations under the SVB Loan Agreement. In October 2018, in connection with entering into the loan and security agreement with Hercules Capital, Inc., or Hercules, which X4 refers to as the Hercules Loan Agreement, all amounts due under the SVB Loan Agreement, including unpaid principal of $4.3 million and a final payment $0.3 million, were repaid with proceeds from the Hercules Loan Agreement and the SVB Loan Agreement was terminated. X4 expects that its interest expense will increase in connection with its Hercules Loan Agreement, under which it borrowed $8.0 million in October 2018 and an additional $2.0 million in December 2018.

Change in Fair Value of Preferred Stock Warrant Liability

In connection with X4’s Series A and Series B preferred stock financings in 2015, 2017 and 2018, and entering into the SVB Loan Agreement in 2016, X4 issued warrants to purchase shares of its preferred stock. X4 classifies these warrants as a liability on its consolidated balance sheet and remeasures to fair value at each reporting date, and X4 recognizes changes in the fair value of the warrant liability as a component of other income (expense), net in its consolidated statement of operations and comprehensive loss. X4 will continue to recognize changes in the fair value of each warrant comprising the warrant liability until each respective warrant is exercised, expires or qualifies for equity classification.

All of X4’s outstanding preferred stock warrants, other than the warrants issued to the lenders in connection with the SVB Loan Agreement, contain a feature whereby the warrants will be automatically exercised and net settled in shares upon an initial public offering, or IPO, of X4 Common Stock or a specified deemed liquidation event. Upon either of those events, the holders of the preferred stock warrants will be issued a number of shares equal in value to the difference between the fair value of the shares into which each warrant is exercisable and the exercise price of such warrant. The Merger does not qualify as an IPO or a deemed liquidation event under the terms of the warrants.

In addition, in connection with entering into the Hercules Loan Agreement, in October 2018, X4 issued warrants to purchase shares of X4 Preferred Stock. X4 will classify these warrants as a liability on its consolidated balance sheet and remeasure the liability to fair value at each reporting date. X4 will recognize changes in the fair value of the warrant liability as a component of other income (expense), net in the consolidated statement of operations and comprehensive loss. X4 will continue to recognize changes in the fair value of each warrant comprising the warrant liability until each respective warrant is exercised, expires or qualifies for equity classification

Upon the closing of the Merger, pursuant to the Merger Agreement, all of X4’s outstanding preferred stock warrants will become exercisable for Arsanis Common Stock instead of X4 Preferred Stock; accordingly, the fair value of the warrant liability for these warrants at that time will be reclassified to additional paid-in capital. As a result, following the closing of the Merger, X4 will no longer recognize changes in the fair value of the warrant liability as other income (expense), net in its consolidated statement of operations and comprehensive loss.

Change in Fair Value of Derivative Liability

X4’s license agreement with Genzyme, a Sanofi company, contains a contingent payment obligation that requires that X4 make a payment to Genzyme upon a change of control event of X4. The contingent payment obligation meets the definition of a derivative instrument. X4 classifies this derivative as a liability on its consolidated balance sheet that X4 remeasures to fair value at each reporting date, and X4 recognizes changes in the fair value of the derivative liability as a component of other income (expense), net in its consolidated statement of operations and comprehensive loss. X4 will continue to recognize changes in the fair value of the derivative liability until a change of control event occurs or until the license agreement is terminated. The Merger with Arsanis qualifies as a change of control event, as defined in the license agreement, but results in no payment being due to Genzyme under the license agreement.

Loss on Preferred Stock Repurchase Liability

In October 2017, X4 entered into a stock repurchase agreement with a holder of Series Seed preferred stock for the repurchase of shares of Series Seed preferred stock. X4 concluded that the arrangement was a freestanding financial instrument that was required to be recorded as a liability at fair value. Upon entering into the repurchase agreement, X4 recorded a preferred stock repurchase liability on its consolidated balance sheet of $587 for the fair value of the financial instrument and recognized a corresponding expense as a component of other income (expense), net in its consolidated statement of operations and comprehensive loss. X4 subsequently remeasured the repurchase liability to fair value at each reporting date through the settlement date of the repurchase agreement in January 2018 and recognized changes in the fair value of the preferred stock repurchase liability as a component of other income (expense), net in its consolidated statement of operations and comprehensive loss.

Income Taxes

Since its inception, X4 has not recorded any income tax benefits for the net losses it has incurred in each year or for its earned research and development tax credits, as X4 believes, based upon the weight of available evidence, that it is more likely than not that all of its net operating loss carryforwards and tax credits will not be realized. As of December 31, 2017, X4 had U.S. federal and state net operating loss carryforwards of $29.9 million and $29.6 million, respectively, which may be available to offset future income tax liabilities and begin to expire in 2034. As of December 31, 2017, X4 also had U.S. federal and state research and development tax credit carryforwards of $1.0 million and $0.3 million, respectively, which may be available to offset future tax liabilities and each begin to expire in 2029. X4 has recorded a full valuation allowance against its net deferred tax assets at each balance sheet date.

On December 22, 2017, the Tax Cuts and Jobs Act, or the TCJA, was signed into United States law. The TCJA includes a number of changes to existing tax law, including, among other things, a permanent reduction in the federal corporate income tax rate from a top marginal tax rate of 35% to a flat rate of 21%, effective as of January 1, 2018, as well as limitation of the deduction for net operating losses to 80% of annual taxable income and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such net operating losses may be carried forward indefinitely). The federal tax rate change resulted in a reduction in the gross amount of X4’s deferred tax assets recorded as of December 31, 2017, and a corresponding reduction in X4’s valuation allowance. As a result, no income tax expense or benefit was recognized as of the enactment date of the TCJA.

Results of Operations

Comparison of the Nine Months Ended September 30, 2018 and 2017

The following table summarizes X4’s results of operations for the nine months ended September 30, 2018 and 2017:

	Nine Months Ended September 30,
	2018	2017	Change
	(in thousands)
Operating expenses:
Research and development	$15,657	$13,316	$2,341
General and administrative	5,374	3,931	1,443

Total operating expenses	21,031	17,247	3,784

Loss from operations	(21,031)	(17,247)	(3,784)

Other income (expense):
Interest income	187	40	147
Interest expense	(484)	(301)	(183)
Change in fair value of preferred stock warrant liability	(264)	1,292	(1,556)
Change in fair value of derivative liability	(411)	(79)	(332)

Total other income (expense), net	(972)	952	(1,924)

Net loss	$(22,003)	$(16,295)	$(5,708)

Research and Development Expenses

	Nine Months Ended September 30,
	2018	2017	Change
	(in thousands)
Direct research and development expenses by product candidate:
X4P-001	$8,410	$7,763	$647
X4P-002	—	1,056	(1,056)
Unallocated research and development expenses:
Personnel related (including stock-based compensation)	6,471	4,041	2,430
Other	776	456	320

Total research and development expenses	$15,657	$13,316	$2,341

Research and development expenses were $15.7 million for the nine months ended September 30, 2018, compared to $13.3 million for the nine months ended September 30, 2017. The increase of $2.3 million was primarily due to an increase of $2.8 million in unallocated research and development costs, partially offset by a net decrease of $0.4 million in external costs related to X4’s product candidates.

Direct expenses of X4’s X4P-001 product candidate increased by $0.6 million in the nine months ended September 30, 2018, compared to the nine months ended September 30, 2017. The increase was primarily due to an increase of $1.6 million in costs associated with the manufacturing of an API batch as well as the commencement of analytical method and development work on X4’s drug substance and drug product in 2018 in support of X4P-001 entering into planned clinical trials. This increase was partially offset by a decrease of $0.5 million in clinical trial costs associated with X4’s Phase 2 clinical trial for the treatment of WHIM syndrome and a decrease of $0.5 million in clinical trial costs for X4’s immuno-oncology trials. X4 expects that its research and development expenses for X4P-001 will increase substantially over the next several years as it expects to complete its ongoing Phase 2 trial in patients with WHIM syndrome; initiates a Phase 3 pivotal trial of X4P-001 in patients with WHIM syndrome in the first half of 2019; initiates a Phase 1/2 clinical trial of X4P-001 in WM in the first half of 2019; and initiates a Phase 1/2 clinical trial of X4P-001 in SCN in the first half of 2019.

Direct expenses of X4’s X4P-002 product candidate decreased by $1.1 million in the nine months ended September 30, 2018, compared to the nine months ended September 30, 2017. The decrease was primarily due to costs incurred in connection with preclinical development activities in preparation for reaching a late lead optimization phase in the third quarter of 2017. X4 had no direct costs related to the X4P-002 product candidate during the nine months ended September 30, 2018 as X4 paused the development of X4P-002 in favor of focusing X4’s resources on the development of its X4P-001 product candidate. X4 expects that its research and development expenses for X4P-002 will increase over the next several years as it plans to resume work on X4P-002’s preclinical development and initial clinical stage activities.

Unallocated research and development expenses were $7.2 million for the nine months ended September 30, 2018, compared to $4.5 million for the nine months ended September 30, 2017. The increase of $2.8 million was due to an increase of $2.4 million in personnel-related costs and an increase of $0.3 million in other costs. The increase in personnel-related costs was primarily due to the hiring of additional personnel in X4’s research and development functions and a $1.3 million increase in costs for external consultants supporting the research and development of X4’s product candidates. Personnel-related costs for each of the nine months ended September 30, 2017 and 2018 included stock-based compensation of $0.1 million and $0.2 million, respectively. The increase in other costs was primarily due to a $0.3 million increase in consulting fees associated with medical statisticians, medical writing, quality and regulatory fees.

General and Administrative Expenses

General and administrative expenses were $5.4 million for the nine months ended September 30, 2018, compared to $3.9 million for the nine months ended September 30, 2017. The increase of $1.4 million was primarily due to a $1.4 million increase in professional fees and $0.3 million increase in recruiting costs, partially offset by a $0.1 million decrease in personnel-related costs, a $0.1 million decrease in office expenses and facilities costs and a $0.1 million decrease in investor relations. Professional fees increased due to higher audit and market research expenses as well as legal costs incurred in connection with maintaining and registering worldwide patents and costs associated with X4’s ongoing business operations. Personnel-related costs for the nine months ended September 30, 2017 and 2018 included stock-based compensation of $0.3 million and $0.3 million, respectively.

Other Income (Expense), Net

Other expense, net was $1.0 million during the nine months ended September 30, 2018, compared to $1.0 million in other income, net for the nine months ended September 30, 2017. The decrease in other income, net of $1.9 million was primarily due to a $1.6 million decrease in income generated from the change in the fair value of the preferred stock warrant liability in the nine months ended September 30, 2018, a $0.3 million increase in expense associated with the change in the fair value of the derivative liability associated with X4’s license agreement with Genzyme and a $0.2 million increase in interest expense related to borrowings under X4’s SVB Loan Agreement, partially offset by an increase of $0.1 million in interest income.

Comparison of the Years Ended December 31, 2017 and 2016

The following table summarizes X4’s results of operations for the year ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017	2016	Change
	(in thousands)
Operating expenses:
Research and development	$17,066	$13,098	$3,968
General and administrative	5,181	4,789	392

Total operating expenses	22,247	17,887	4,360

Loss from operations	(22,247)	(17,887)	(4,360)

Other income (expense):
Interest income	64	27	37
Interest expense	(490)	(53)	(437)
Change in fair value of preferred stock warrant liability	1,360	48	1,312
Change in fair value of derivative liability	(94)	—	(94)
Loss on preferred stock repurchase	(587)	—	(587)

Total other income (expense), net	253	22	231

Net loss	$(21,994)	$(17,865)	$(4,129)

Research and Development Expenses

	Year Ended December 31,
	2017	2016	Change
	(in thousands)
Direct research and development expenses by product candidate:
X4P-001	$9,878	$7,000	$2,878
X4P-002	1,129	2,062	(933)
Unallocated research and development expenses:
Personnel related (including stock-based compensation)	5,495	3,741	1,754
Other	564	295	269

Total research and development expenses	$17,066	$13,098	$3,968

Research and development expenses were $17.1 million for the year ended December 31, 2017, compared to $13.1 million for the year ended December 31, 2016. The increase of $4.0 million was due to a $1.9 million increase in external costs related to X4’s product candidates and an increase of $2.0 million in unallocated research and development expenses.

Direct expenses of X4’s X4P-001 product candidate increased by $2.9 million in the year ended December 31, 2017, compared to the year ended December 31, 2016. The increase was primarily due to a $2.7 million increase in preclinical development and clinical trial activities that commenced in 2016 and continued through 2017 related to X4’s Phase 1/2 clinical trials of X4P-001 for the treatment of renal cell carcinoma and melanoma and a $1.5 million increase in preclinical development and clinical trial activities in 2017 related to X4’s Phase 2 clinical trial for the treatment of WHIM syndrome, which commenced in late 2016 and enrolled its first patient in early 2017. The increases were partially offset by a $1.3 million decrease in manufacturing costs, primarily due to a large API batch that was completed in the second half of 2016 as compared to smaller batches being completed during 2017. X4 expects that its research and development expenses for X4P-001 will increase substantially over the next several years as it expects to complete its ongoing Phase 2 trial in patients with WHIM syndrome; initiates a Phase 3 pivotal trial of X4P-001 in patients with WHIM syndrome in the first half of 2019; initiates a Phase 1/2 clinical trial of X4P-001 in WM in the first half of 2019; and initiates a Phase 1/2 clinical trial of X4P-001 in SCN in the first half of 2019.

Direct expenses of X4’s X4P-002 product candidate decreased by $0.9 million during the year ended December 31, 2017, compared to the year ended December 31, 2016. The decrease was primarily driven by a reduction in preclinical development activities once the molecule entered the lead optimization phase in the third quarter of 2017. X4 expects that its research and development expenses for X4P-002 will increase over the next several years as it plans to advance X4P-002’s preclinical development and initial clinical stage activities.

Unallocated research and development expenses were $6.1 million for the year ended December 31, 2017, compared to $4.0 million for the year ended December 31, 2016. The increase of $2.0 million was due to an increase of $1.8 million in personnel-related costs and an increase of $0.3 million in other costs. The increase in personnel-related costs was primarily due to an increase in salaries of $1.2 million as a result of the hiring of additional personnel in X4’s research and development functions and a $0.6 million increase in costs for external consultants supporting X4’s research and development programs for it product candidates. Personnel-related costs for each of the years ended December 31, 2016 and 2017 included stock-based compensation of $0.1 million. The increase in other costs was primarily due to a $0.5 million increase in facilities costs related to a lease for office space of X4’s headquarters that X4 entered into in January 2017, partially offset by a $0.2 million decrease in professional fees related to quality assurance and regulatory affairs associated with X4’s research programs for its product candidates.

General and Administrative Expenses

General and administrative expenses were $5.2 million for the year ended December 31, 2017, compared to $4.8 million for the year ended December 31, 2016. The increase of $0.4 million was primarily due to an increase of $0.2 million in facilities costs, a $0.1 million increase in personnel-related costs and a $0.1 million increase in professional fees. The increase in facilities costs was related to a lease for office space of X4’s headquarters that X4 entered into in January 2017. The increase of $0.1 million in personnel-related costs was due to a $0.3 million increase associated with the hiring of additional personnel in X4’s general and administrative functions, partially offset by a $0.2 million decrease associated with a decreased use of external consultants by X4. Personnel-related costs for each of the years ended December 31, 2016 and 2017 included stock-based compensation of $0.4 million. The increase in professional fees was primarily due to a $0.2 million increase in investor relations costs, partially offset by a decrease of $0.1 million in legal expenses.

Other Income (Expense), Net

Other income, net was $0.3 million during the year ended December 31, 2017, compared to less than $0.1 million for the year ended December 31, 2016. The increase in other income, net of $0.2 million was primarily due to a $1.3 million increase in income generated from the change in the fair value of the preferred stock warrant liability. The gain was partially offset by a $0.6 million loss related to the fair value of the preferred stock repurchase liability, a $0.4 million increase in interest expense related to borrowings under X4’s SVB Loan Agreement and a loss of $0.1 million related to the change in fair value of the derivative liability recognized in connection with X4’s license agreement with Genzyme.

Liquidity and Capital Resources

Since its inception, X4 has not generated any revenue from any sources, including from product sales, and have incurred significant operating losses and negative cash flows from its operations. X4 has funded its operations to date primarily with proceeds from sales of preferred stock, proceeds from the issuance of convertible debt and borrowings under loan and security agreements. Through September 30, 2018, X4 has received net proceeds of $73.7 million from sales of its preferred stock (including proceeds from convertible debt, which converted into preferred stock) and gross proceeds of $6.0 million from borrowings under the SVB Loan Agreement. In October 2018, X4 received gross proceeds of $8.0 million from borrowings under the Hercules Loan Agreement and repaid all amounts due under the SVB Loan Agreement, totaling $4.6 million. In December 2018, X4 received gross proceeds of $2.0 million from additional borrowings under the Hercules Loan Agreement.

Cash Flows

The following table summarizes X4’s sources and uses of cash for each of the periods presented:

	Year Ended December 31,		Nine Months Ended September 30,
	2017	2016	2018	2017
		(in thousands)
Net cash used in operating activities	$(21,311)	$(16,945)	$(18,686)	$(17,107)
Net cash used in investing activities	(378)	(39)	—	(378)
Net cash provided by (used in) financing activities	33,422	(78)	1,842	6,009

Net increase (decrease) in cash, cash equivalents and restricted cash	$11,733	$(17,062)	$(16,844)	$(11,476)

Operating Activities

During the nine months ended September 30, 2018, operating activities used $18.7 million of cash, resulting from X4’s net loss of $22.0 million, partially offset by non-cash charges of $1.3 million and net cash provided by changes in X4’s operating assets and liabilities of $2.0 million. Net cash provided by changes in X4’s operating assets and liabilities for the nine months ended September 30, 2018 consisted of a $0.6 million decrease in prepaid expenses and other current assets, a $1.2 million increase in accrued expenses and a $0.2 million increase in accounts payable, partially offset by a $0.1 million decrease in deferred rent. The decrease in prepaid expenses and other current assets was primarily due to the expensing of prepaid amounts paid to CROs for preclinical development and clinical trial activities. The increase in accrued expenses was primarily due to higher professional fees and increases in research and development activities and costs, partially offset by a decrease in accrued employee compensation costs. The increase in accounts payable was primarily due to the timing of vendor invoicing and payments.

During the nine months ended September 30, 2017, operating activities used $17.1 million of cash resulting from X4’s net loss of $16.3 million, non-cash gains of $0.7 million and net cash used in changes in X4’s operating assets and liabilities of $0.1 million. Net cash used in changes in X4’s operating assets and liabilities for the nine months ended September 30, 2017 consisted of a $1.0 million increase in accrued expenses, a $0.6 million increase in deferred rent and a $0.2 million decrease in prepaid expenses and other current assets, all offset by a $1.9 million decrease in accounts payable. The increase in accrued expenses was primarily due to increased preclinical development and clinical trial activities and manufacturing activities as well as increased professional fees. The increase in deferred rent was due to lease for office space of X4’s headquarters that X4 entered into in January 2017. The decrease in prepaid expenses and other current assets was primarily due to the expensing of prepaid amounts paid to CROs for preclinical development and clinical trial activities. The decrease in accounts payable was primarily due to the timing of vendor invoicing and payments.

During the year ended December 31, 2017, operating activities used $21.3 million of cash, primarily resulting from X4’s net loss of $22.0 million, partially offset by net cash provided by changes in X4’s operating assets and liabilities of $0.6 million. Net cash provided by changes in X4’s operating assets and liabilities for the year ended December 31, 2017 consisted of a $0.8 million increase in accrued expenses, a $0.6 million increase in deferred rent and a $0.4 million decrease in prepaid expenses and other current assets, all partially offset by a $1.2 million decrease in accounts payable. The increase in accrued expenses was primarily due to increased preclinical development and clinical trial and manufacturing activities as well as increased professional fees and employee compensation costs. The increase in deferred rent was due to a lease for office space of X4’s headquarters that X4 entered into in January 2017. The decrease in prepaid expenses and other current assets was primarily due to the expensing of prepaid amounts paid to CROs for preclinical development and clinical trial activities. The decrease in accounts payable was primarily due to the timing of vendor invoicing and payments.

During the year ended December 31, 2016, operating activities used $16.9 million of cash, resulting from X4’s net loss of $17.9 million, partially offset by net non-cash charges of $0.5 million and net cash provided by changes in X4’s operating assets and liabilities of $0.4 million. Net cash provided by changes in X4’s operating assets and liabilities for the year ended December 31, 2016 consisted of a $1.7 million increase in accounts payable and a $0.4 million increase in accrued expenses, partially offset by a $1.7 million increase in prepaid expenses and other current assets. The increase in accounts payable was primarily due to X4’s increased level of operating activities. The increase in accrued expenses was primarily due to increased bonus payments related to additional personnel hiring and increased clinical costs associated with X4’s research and development programs for its product candidates. The increase in prepaid expenses and other current assets was primarily due to increases in prepaid amounts paid to CROs for preclinical development and clinical trial activities associated with X4’s research and development programs for its product candidates.

Investing Activities

During the nine months ended September 30, 2018, X4 had no cash flows from investing activities.

During the nine months ended September 30, 2017, net cash used in investing activities was $0.4 million, consisting of purchases of property and equipment.

During the year ended December 31, 2017, net cash used in investing activities was $0.4 million, consisting of purchases of property and equipment.

During the year ended December 31, 2016, net cash used in investing activities was insignificant.

Financing Activities

During the nine months ended September 30, 2018, net cash provided by financing activities was $1.8 million, consisting primarily of net proceeds of $4.5 million from X4’s sale of Series B preferred stock in September 2018, partially offset by $1.5 million of repayments of borrowings under the SVB Loan Agreement and $1.1 million for the repurchase of Series Seed preferred stock pursuant to a stock repurchase agreement X4 entered into in October 2017.

During the nine months ended September 30, 2017, net cash provided by financing activities was $6.0 million, consisting primarily of borrowings of $6.0 million under the SVB Loan Agreement.

During the year ended December 31, 2017, net cash provided by financing activities was $33.4 million, consisting primarily of net proceeds of $27.4 million from X4’s sale of Series B preferred stock in November and December 2017 and borrowings of $6.0 million under the SVB Loan Agreement.

During the year ended December 31, 2016, net cash used in financing activities was $0.1 million, consisting primarily of payments of debt issuance costs.

Loan and Security Agreements

Loan and Security Agreement with Silicon Valley Bank

In October 2016, X4 entered into the SVB Loan Agreement, which provided for aggregate maximum borrowings of up to $10.0 million, consisting of (i) a term loan of up to $6.0 million, which X4 borrowed in June 2017, and (ii) subject to specified conditions, an additional term loan of up to $4.0 million, or the Term B Loan, available for borrowing until December 31, 2017. As of December 31, 2017, X4 had not borrowed any amounts under the Term B Loan and the availability of the additional $4.0 million expired. As of December 31, 2017 and September 30, 2018, X4 had $6.0 million and $4.5 million, respectively, of borrowings outstanding under the SVB Loan Agreement.

Borrowings under the SVB Loan Agreement beared interest at a variable rate equal to 5.5% plus the greater of (i) 3.5% or (ii) The Wall Street Journal prime rate; provided, however, that in an event of default, as defined, the interest rate applicable to borrowings under the SVB Loan Agreement would be increased by 5.0%. As of December 31, 2017 and September 30, 2018, the interest rate applicable to borrowings under the SVB Loan Agreement was 10.0% and 10.5%, respectively. In addition, the SVB Loan Agreement provided for a final payment, payable upon maturity or the repayment in full of all obligations under the agreement, equal to 4.5% of the total amount borrowed, or $0.3 million.

Borrowings under the SVB Loan Agreement were repayable in monthly interest-only payments through December 2017 and in equal monthly payments of principal and accrued interest from January 2018 until the maturity date of the SVB Loan Agreement in December 2020. At X4’s option, X4 was entitled to prepay all, but not less than all, of the outstanding borrowings, subject to a prepayment premium of up to 3% of the principal amount outstanding as of the date of repayment.

Borrowings under the SVB Loan Agreement were collateralized by substantially all of X4’s personal property, excluding intellectual property. Under the SVB Loan Agreement, X4 agreed to affirmative and negative covenants to which X4 would remain subject until maturity or repayment in full. The negative covenants included restrictions on X4’s ability to incur additional indebtedness, pay dividends, encumber its intellectual property, or engage in certain fundamental business transactions, such as mergers or acquisitions of other businesses. Obligations under the SVB Loan Agreement were subject to acceleration upon occurrence of specified events of default, including payment default, insolvency and a material adverse change in X4’s business, operations or financial or other condition.

In connection with entering into the SVB Loan Agreement, in October 2016, X4 issued to the lenders warrants for the purchase of 54,256 shares of Series A preferred stock at an exercise price of $1.88 per share. The warrants were immediately exercisable and expire in October 2026.

In October 2018, in connection with entering into the Hercules Loan Agreement, all amounts due under the SVB Loan Agreement, including unpaid principal of $4.3 million and a final payment of $0.3 million, were repaid with proceeds from the Hercules Loan Agreement and the SVB Loan Agreement was terminated.

Loan and Security Agreement with Hercules Capital, Inc.

In October 2018, X4 entered into the Hercules Loan Agreement, which provided for aggregate maximum borrowings of up to $13.0 million, consisting of (i) a term loan of up to $8.0 million, which was available upon entering into the agreement, (ii) subject to specified financing conditions, an additional term loan of up to $2.0 million, available for borrowing from January 1, 2019 to March 31, 2019, and (iii) subject to specified financing conditions and the receipt of the second tranche $2.0 million term loan described above, an additional term loan of up to $3.0 million, available for borrowing until March 31, 2019. In October 2018, X4 borrowed $8.0 million under the Hercules Loan Agreement. Borrowings under the Hercules Loan Agreement bear interest at variable rates, with the first tranche bearing interest at a variable rate equal to the greater of (i) 9.5% or (ii) 9.5% plus the Wall Street Journal prime rate minus 5.25%, the second tranche bearing interest at a variable rate, subject to completion of specified financing conditions, equal to either (A) the greater of (i) 9.5% or (ii) 9.5% plus the Wall Street Journal prime rate minus 5.25% or (B) the greater of (i) 8.75% or (ii) 8.75% plus the Wall Street Journal prime rate minus 5.25%, and the third tranche bearing interest at a variable rate equal to the greater of (i) 8.75% or (ii) 8.75% plus the Wall Street Journal prime rate minus 5.25%. In an event of default, as defined, and until such event is no longer continuing, the interest rate applicable to borrowings under the Hercules Loan Agreement would be increased by 4.0%.

Borrowings under the Hercules Loan Agreement are repayable in monthly interest-only payments through August 2019, or a later date upon achievement of specified conditions, and in equal monthly payments of principal and accrued interest from September 2019 until the maturity date of the loan, which is either, (i) if the second tranche is not borrowed, November 2021 or, (ii) if the second tranche is borrowed, May 2022. At X4’s option, X4 may prepay all, but not less than all, of the outstanding borrowings, subject to a prepayment premium of up to 2.0% of the principal amount outstanding as of the date of repayment. In addition, the Hercules Loan Agreement provides for a final payment, payable upon maturity or the repayment in full of all obligations under the agreement, of up to $1.0 million.

Borrowings under the Hercules Loan Agreement are collateralized by substantially all of X4’s personal property and other assets, including its intellectual property until a specified financing condition is met. Under the Hercules Loan Agreement, X4 has agreed to affirmative and negative covenants to which X4 will remain subject until maturity or repayment in full. The covenants include maintaining a minimum liquidity amount of the lesser of (i) 125% of outstanding borrowings under the Hercules Loan Agreement and (ii) 100% of X4’s cash and cash equivalents in an account in which Hercules has a first priority security interest as well as restrictions on X4’s ability to incur additional indebtedness, pay dividends, encumber its intellectual property, or engage in certain fundamental business transactions, such as mergers or acquisitions of other businesses. Obligations under the Hercules Loan Agreement are subject to acceleration upon occurrence of specified events of default, including payment default, insolvency and a material adverse change in X4’s business, operations or financial or other condition.

In October 2018, in connection with entering into the Hercules Loan Agreement, X4 issued to the lender warrants for the purchase of 210,638 shares of Series B preferred stock at an exercise price of $1.88 per share. The warrants were immediately exercisable and expire in October 2028.

In October 2018, in connection with entering into the Hercules Loan Agreement, all amounts due under the SVB Loan Agreement, including unpaid principal of $4.3 million and a final payment of $0.3 million, were repaid with proceeds from the Hercules Loan Agreement and the SVB Loan Agreement was terminated.

In December 2018, X4 entered into the First Amendment to the Hercules Loan Agreement, or the First Amendment, which amended the available borrowing dates of the second tranche from between January 1, 2019 and March 31, 2019 to between December 11, 2018 and December 14, 2018 and amended the term loan maturity date to November 1, 2021. In December 2018, X4 borrowed the additional $2.0 million provided under the First Amendment. In connection with entering into the First Amendment, X4 agreed to issue to the lender warrants to purchase a specified number of shares of X4 Preferred Stock at an aggregate exercise price of $99 at the earliest of (a) June 30, 2019, (b) the earlier to occur of (i) the date X4 prepays the outstanding borrowings or (ii) the date the outstanding borrowings become due and payable, or (c) on or before the fifth business day following the closing of or the announcement of the termination of the Merger.

Funding Requirements

X4 expects its expenses to increase substantially in connection with its ongoing activities, particularly as it advances the preclinical activities and clinical trials of its product candidates in development. In addition, upon the closing of the Merger, X4 expects to incur additional costs associated with operating as a public company. The timing and amount of X4’s operating expenditures will depend largely on:

•

the scope, number, initiation, progress, timing, costs, design, duration, any potential delays, and results of clinical trials and nonclinical studies for X4’s current or future product candidates, particularly the Phase 3 trial of X4P-001 for the treatment of WHIM syndrome, X4’s Phase 1/2 clinical trial of X4P-001 for the treatment of SCN, X4’s Phase 1/2 clinical trial of X4P-001 for the treatment of WM, and X4’s Phase 1/2 for the treatment of ccRCC;

•	the clinical development plans X4 establishes for these product candidates;

•	the number and characteristics of product candidates and programs that X4 develops or may in-license;

•

the outcome, timing and cost of regulatory reviews, approvals or other actions to meet regulatory requirements established by the FDA and comparable foreign regulatory authorities, including the potential for the FDA or comparable foreign regulatory authorities to require that X4 perform more studies for its product candidates than those that X4 currently expects;

•	X4’s ability to obtain marketing approval for its product candidates;

•

the cost of filing, prosecuting, defending and enforcing X4’s patent claims and other intellectual property rights covering its product candidates, including any such patent claims and intellectual property rights that X4 has licensed from Genzyme pursuant to the terms of its license agreement with Genzyme;

•

X4’s ability to maintain, expand and defend the scope of its intellectual property portfolio, including the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against X4 or its product candidates;

•	the cost and timing of completion of commercial-scale outsourced manufacturing activities with respect to X4’s product candidates;

•

X4’s ability to establish and maintain licensing, collaboration or similar arrangements on favorable terms and whether and to what extent X4 retains development or commercialization responsibilities under any new licensing, collaboration or similar arrangement;

•

the cost of establishing sales, marketing and distribution capabilities for any product candidates for which X4 may receive regulatory approval in regions where X4 chooses to commercialize its products on its own;

•	the success of any other business, product or technology that X4 acquires or in which X4 invests;

•	the costs of acquiring, licensing or investing in businesses, product candidates and technologies;

•	X4’s need and ability to hire additional management and scientific and medical personnel;

•

the costs to operate as a public company in the United States, including the need to implement additional financial and reporting systems and other internal systems and infrastructure for X4’s business;

•	market acceptance of X4’s product candidates, to the extent any are approved for commercial sale; and

•	the effect of competing technological and market developments.

X4 expects that its existing cash and cash equivalents, including $10.0 million of gross proceeds from borrowings under the Hercules Loan Agreement, will be sufficient to fund its operating expenses, capital expenditure requirements and debt service payments through March 31, 2019. X4 has based this estimate on assumptions that may prove to be wrong, and X4 could exhaust its available capital resources sooner than it expects.

Until such time, if ever, as X4 can generate substantial product revenue, X4 expects to finance its cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances, and marketing, distribution or licensing arrangements with third parties. To the extent that X4 raises additional capital through the sale of equity or convertible debt securities, the ownership interest of X4 may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect the rights of the X4 Stockholders and the rights of the stockholders of the combined organization following the closing of the Merger. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit X4’s ability to take specified actions, such as incurring additional debt, making capital expenditures or declaring dividends. If X4 raises funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, X4 may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to X4. If X4 is unable to raise additional funds through equity or debt financings or other arrangements when needed, X4 may be required to delay, reduce or eliminate its product development or future commercialization efforts, or grant rights to develop and market product candidates that X4 would otherwise prefer to develop and market themselves.

Contractual Obligations and Commitments

The following table summarizes X4’s contractual obligations as of September 30, 2018 and the effects that such obligations are expected to have on its liquidity and cash flows in future periods:

	Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
	(in thousands)
Debt obligations(1)	$5,315	$2,372	$2,943	$—	$—
Operating lease commitments(2)	3,161	807	1,652	702	—
Manufacturing commitments(3)	389	389	—	—	—
Research agreements(4)	264	166	98	—	—
Capital lease commitments(5)	23	15	8	—	—

Total	$9,152	$3,749	$4,701	$702	$—

(1)

Amounts in the table reflect the contractually required principal and interest payments payable under the SVB Loan Agreement as well as a final payment of $0.3 million payable upon maturity of the debt. Borrowings under the SVB Loan Agreement bear interest at a variable rate equal to 5.5% plus the greater of 3.5% or the Wall Street Journal prime rate. The table reflects interest payments calculated using an assumed interest rate of 10.5%, which was the interest rate in effect as of September 30, 2018. In October 2018, in connection with entering into the Hercules Loan Agreement, all amounts outstanding under the SVB Loan Agreement were repaid with proceeds from the $8.0 million borrowed under the Hercules Loan Agreement and the SVB Loan Agreement was terminated. In December 2018, X4 borrowed an additional $2.0 million under the Hercules Loan Agreement. As a result of these activities, X4’s contractual obligations due in less than one year will decrease by $1.8 million, due in one to three years will increase by $5.9 million and due in four to five years will increase by $1.4 million. Such amounts are not reflected in the table above.

(2)	Amounts in the table reflect payments due for X4’s lease of office space in Cambridge, Massachusetts, under an operating lease agreement that expires in July 2022.
(3)	Amounts in the table reflect the non-cancelable purchase commitments under an agreement with one of X4’s external CMOs, which X4 has engaged to manufacture preclinical and clinical trial materials.
(4)

Amounts in the table reflect the non-cancelable payment commitments under a sponsored research agreement with a university that X4 has engaged to conduct discovery research and preclinical development activities.

(5)	Amounts in the table reflect principal and interest payments due for X4’s capital lease of computer equipment, which expires in April 2020.

In addition to the contracts with payment commitments that X4 has reflected in the table above, X4 has entered into other contracts in the normal course of business with certain CROs, CMOs and other third parties for preclinical research studies and testing, clinical trials and manufacturing services. These contracts do not contain any minimum purchase commitments and are cancelable by X4 upon prior notice and, as a result, are not included in the table of contractual obligations and commitments above. Payments due upon cancellation consist only of payments for services provided and expenses incurred, including non-cancelable obligations of X4’s service providers, up to the date of cancellation.

In addition, under various licensing and related agreements to which X4 is a party, X4 may be required to make milestone payments and to pay royalties and other amounts to third parties. X4 has not included any such contingent payment obligations in the table above as the amount, timing and likelihood of such payments are not known. Such contingent payment obligations are described below.

Under X4’s license agreement with Genzyme, X4 is obligated to make milestone payments in the aggregate of up to $25.0 million, contingent upon the achievement by X4 of certain late-stage regulatory and sales milestones with respect to licensed products. X4 is also obligated under the license agreement to pay Genzyme tiered royalties based on annual net sales of licensed products that X4 commercializes under the license agreement. X4 may be required to make a one-time milestone payment to Genzyme upon the consummation by X4 of a change of control transaction, in an amount equal to 5.5% of the consideration paid to X4’s equity holders, other than Genzyme, in connection with such change of control transaction, after deducting X4’s outstanding debt obligations and the aggregate cash investments made by X4’s equity holders into X4 prior to the closing of the change of control transaction. The Merger qualifies as a change of control event, as defined in the license agreement, but results in no payment being due to Genzyme under the license agreement. See “Business—License Agreements—License Agreement with Genzyme.”

Under X4’s license agreement with Georgetown University, or Georgetown, X4 is obligated to make aggregate milestone payments to Georgetown of up to $0.8 million related to commercial sales of a product. See “Business—License Agreements—License Agreement with Georgetown University.”

Critical Accounting Policies and Significant Judgments and Estimates

X4’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of X4’s consolidated financial statements and related disclosures requires X4 to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in its financial statements. X4 bases its estimates on historical experience, known trends and events and various other factors that X4 believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. X4 evaluates its estimates and assumptions on an ongoing basis. X4’s actual results may differ from these estimates under different assumptions or conditions.

While X4’s significant accounting policies are described in more detail in Note 2 to its consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement, X4 believes that the following accounting policies are those most critical to the judgments and estimates used in the preparation of its consolidated financial statements.

Accrued Research and Development Expenses

As part of the process of preparing its consolidated financial statements, X4 is required to estimate its accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with its applicable personnel to identify services that have been performed on X4’s behalf and estimating the level of service performed and the associated cost incurred for the service when X4 has not yet been invoiced or otherwise notified of actual costs. The majority of X4’s service providers invoice X4 in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. X4 makes estimates of its accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to them at that time. X4 periodically confirms the accuracy of these estimates with the service providers and makes adjustments, if necessary. Examples of estimated accrued research and development expenses include fees paid to:

•	vendors in connection with preclinical development activities;

•	CROs and investigative sites in connection with preclinical studies and clinical trials; and

•	CMOs in connection with the production of preclinical and clinical trial materials.

X4 bases the expense recorded related to external research and development on its estimates of the services received and efforts expended pursuant to quotes and contracts with multiple CMOs and CROs that supply, conduct and manage preclinical studies and clinical trials on its behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to X4’s vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, X4 estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, X4 adjusts the accrual or the amount of prepaid expenses accordingly. Although X4 does not expect its estimates to be materially different from amounts actually incurred, X4’s understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to X4’s prior estimates of accrued research and development expenses.

Stock-Based Compensation

X4 measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognize compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. X4 issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. X4 has not issued any stock-based awards with performance-based vesting conditions.

For stock-based awards granted to non-employee consultants, compensation expense is recognized over the period during which services are rendered by such non-employee consultants until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of X4 Common Stock and updated assumption inputs in the Black-Scholes option-pricing model.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which uses as inputs the fair value of X4 Common Stock and assumptions X4 makes for the volatility of X4 Common Stock, the expected term of its stock options, the risk-free interest rate for a period that approximates the expected term of its stock options and its expected dividend yield.

Determination of the Fair Value of Common Stock

As there has been no public market for the X4 Common Stock to date, the estimated fair value of the X4 Common Stock has been determined by the X4 Board of Directors as of the date of each option grant, with input from management, considering its most recently available third-party valuations of the X4 Common Stock and the X4 Board of Directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The valuations of X4 Common Stock were prepared using a hybrid method, which used market approaches to estimate the enterprise value of X4. The hybrid method is a probability-weighted expected return method, or PWERM, where the equity value in one or more of the scenarios is calculated using an option pricing method, or OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. These third-party valuations were performed at various dates, which resulted in valuations of the X4 Common Stock of $0.67 per share as of December 31, 2017, $0.99 per share as of June 30, 2018 and $0.99 per share as of September 30, 2018. In addition to considering the results of these third-party valuations, the X4 Board of Directors considered various objective and subjective factors to determine the fair value of the X4 Common Stock as of each grant date, including:

•	the prices at which X4 sold X4 Preferred Stock and the superior rights and preferences of the X4 Preferred Stock relative to the X4 Common Stock at the time of each grant;

•	the progress of X4’s research and development programs, including the status of preclinical studies and planned clinical trials for its product candidates;

•	X4’s stage of development and commercialization and its business strategy;

•	external market conditions affecting the biopharmaceutical industry, and trends within the biopharmaceutical industry;

•	X4’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•	the lack of an active public market for the X4 Common Stock and X4 Preferred Stock;

•	the likelihood of achieving a liquidity event, such as an IPO, merger, consolidation or a sale of X4 in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations represented the management of X4’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if X4 had used significantly different assumptions or estimates, the fair value of the X4 Common Stock and X4’s stock-based compensation expense could be materially different.

Once a public trading market for the combined organization’s common stock has been established in connection with the closing of the Merger, it will no longer be necessary for the X4 Board of Directors to estimate the fair value of the X4 Common Stock in connection with X4’s accounting for granted stock options and other such awards X4 may grant, as the fair value of the combined organization’s common stock will be determined based on the quoted market price of such common stock.

Options Granted

The following table sets forth by grant date the number of shares subject to options granted between January 1, 2018 and February 11, 2019, the per share exercise price of the options, the fair value of X4 Common Stock per share on each grant date, and the per share estimated fair value of the options:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Fair Value of Common Stock per Share on Grant Date		Per Share Estimated Fair Value of Options
January 31, 2018	1,122,496	$0.67	$0.67		$0.48
April 11, 2018	346,000	$0.67	$0.93	(1)	$0.72
August 22, 2018	2,142,414	$0.99	$0.99		$0.73
October 4, 2018	1,194,050	$0.99	$0.99		$0.73

(1)

At the time of the option grants on April 11, 2018, the X4 Board of Directors determined that the fair value of the X4 Common Stock of $0.67 per share calculated in the valuation as of December 31, 2017 reasonably reflected the per share fair value of the X4 Common Stock as of the grant date. However, as described below, the fair value of X4 Common Stock at the date of this grant was adjusted in connection with a retrospective fair value assessment for accounting purposes.

In preparing for the issuance of X4’s financial statements, in August 2018, X4 performed a retrospective fair value assessment and concluded that the fair value of X4 Common Stock underlying stock options that it granted on April 11, 2018 was $0.93 per share for accounting purposes. X4 applied the fair value of X4 Common Stock from its retrospective fair value assessment to determine the fair value of these awards and calculate stock-based compensation expense for accounting purposes. This reassessed value was based, in part, upon a third-party valuation of X4 Common Stock prepared as of the April 11, 2018 grant date on a retrospective basis. The third-party valuation was prepared using a hybrid method, which used market approaches to determine X4’s enterprise value.

Valuation of Preferred Stock Warrant Liability

In connection with X4’s preferred stock financings in 2015, 2017 and 2018, and entering into the SVB Loan Agreement in 2016, X4 issued warrants to purchase shares of X4 Preferred Stock. X4 classifies these warrants as a liability on its consolidated balance sheets because these warrants are freestanding financial instruments that may require X4 to transfer assets upon exercise. The warrant liability was initially recorded at fair value upon the date of issuance of each warrant and is subsequently remeasured to fair value at each reporting date. Changes in the fair value of the warrant liability are recognized as a component of other income (expense), net in the consolidated statement of operations and comprehensive loss of X4. X4 will continue to recognize changes in the fair value of each warrant comprising the warrant liability until each respective warrant is exercised, expires or qualifies for equity classification.

X4 used various valuation methods, including the Monte Carlo method, the option-pricing method and the hybrid method, all of which incorporate assumptions and estimates, to value the preferred stock warrants. X4 assesses these assumptions and estimates on a quarterly basis as additional information impacting the assumptions is obtained. Estimates and assumptions impacting the fair value measurement include the fair value per share of the underlying shares of X4’s Series A and Series B preferred stock, risk-free interest rate, expected dividend yield, expected volatility of the price of the underlying preferred stock, and the remaining contractual term of the warrants (except for the warrants that would be automatically exercised upon an initial public offering, in which case the remaining estimated term to automatic exercise was used). The most significant assumption in the Monte Carlo method, the option-pricing method and the hybrid method impacting the fair value of the preferred stock warrants is the fair value of X4 Preferred Stock as of each remeasurement date. X4 determines the fair value per share of the underlying X4 Preferred Stock by taking into consideration the most recent sales of X4 Preferred Stock, results obtained from third-party valuations and additional factors that are deemed relevant. As of December 31, 2016 and 2017 and September 30, 2018, the fair value of the Series A preferred stock was $1.90 per share, $1.19 per share and $1.20 per share, respectively. As of December 31, 2017 and September 30, 2018, the fair value of the Series B preferred stock was $1.84 per share and $1.55 per share, respectively. X4 has historically been a private company and lacks company-specific historical and implied volatility information of X4 Capital Stock. Therefore, X4 estimates its expected stock volatility based on the historical volatility of publicly traded peer companies for a term equal to the estimated remaining term of the warrants. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the estimated remaining term of the warrants. X4 estimated a 0% expected dividend yield based on the fact that X4 has never paid or declared dividends and does not intend to do so in the foreseeable future.

All of X4’s outstanding preferred stock warrants, other than the warrants issued to the lenders in connection with the SVB Loan Agreement, contain a feature whereby the warrants will be automatically exercised and net settled in shares upon an IPO or a specified deemed liquidation event. Upon either of those events, the holders of the preferred stock warrants will be issued a number of shares of X4 equal in value to the difference between the fair value of the shares into which each warrant is exercisable and the exercise price of such warrant. The Merger does not qualify as an IPO or a deemed liquidation event under the warrants.

In addition, in connection with entering into the Hercules Loan Agreement, in October 2018, X4 issued warrants to purchase shares of its preferred stock. X4 will classify these warrants as a liability on its consolidated balance sheet and remeasure the liability to fair value at each reporting date. X4 will recognize changes in the fair value of the warrant liability as a component of other income (expense), net in the consolidated statement of operations and comprehensive loss. X4 will continue to recognize changes in the fair value of each warrant comprising the warrant liability until each respective warrant is exercised, expires or qualifies for equity classification.

Upon the closing of the Merger, pursuant to the Merger Agreement, all of X4’s outstanding preferred stock warrants will become exercisable for Arsanis Common Stock instead of preferred stock; accordingly, the fair value of the warrant liability for these warrants at that time will be reclassified to additional paid-in capital. As a result, following the closing of the Merger, X4 will no longer recognize changes in the fair value of the warrant liability as other income (expense), net in its consolidated statement of operations and comprehensive loss.

Valuation of Derivative Liability

X4’s license agreement with Genzyme contains a contingent payment obligation that requires that X4 make a cash payment to Genzyme upon a change of control event of X4. The contingent payment obligation meets the definition of a derivative instrument as the contingent payment obligation is not clearly and closely related to its host instrument and is a cash-settled liability. Accordingly, X4 classifies this derivative as a liability on its consolidated balance sheet. The derivative liability was initially recorded at fair value on the date of entering into the license agreement and is subsequently remeasured to fair value at each reporting date. Changes in the fair value of the derivative liability are recognized as a component of other income (expense), net in its consolidated statement of operations and comprehensive loss. X4 will continue to recognize changes in the fair value of the derivative liability until a change of control event occurs or until the license agreement is terminated.

The fair value of the derivative liability was estimated by X4 at each reporting date based, in part, on the results of third-party valuations, which were prepared using the option-pricing method or the hybrid method, each of which considered as inputs the type, timing and probability of the occurrence of a change of control event, the potential amount of the payment under potential exit scenarios, the fair value per share of the underlying common stock and the risk-adjusted discount rate.

The Merger qualifies as a change of control event, as defined in the license agreement, but results in no payment being due to Genzyme under the license agreement.

Valuation of Preferred Stock Repurchase Liability

In October 2017, X4 entered into a stock repurchase agreement with a holder of Series Seed preferred stock for the repurchase of shares of Series Seed preferred stock. X4 classifies this repurchase agreement as a liability on its consolidated balance sheet as the repurchase agreement was a freestanding financial instrument that required X4 to transfer assets upon settlement. The preferred stock repurchase liability was initially recorded at fair value on the date of entering into the repurchase agreement and was subsequently remeasured to fair value at each reporting date and upon the settlement date until the settlement of the repurchase agreement, which occurred in January 2018. Changes in the fair value of the preferred stock repurchase liability were recognized as a component of other income (expense), net in its consolidated statement of operations and comprehensive loss. The fair value of the preferred stock repurchase liability was estimated by multiplying (i) the 598,975 shares of Series Seed preferred stock that X4 agreed to repurchase by (ii) the difference between the agreed repurchase price of $1.88 per share and the fair value per share of the Series Seed preferred stock, which result approximated the fair value of the preferred stock repurchase liability given the short duration of the contract. X4 determined the fair value per share of the Series Seed preferred stock by taking into consideration the most recent sales of its preferred stock, results obtained from third-party valuations and additional factors that were deemed relevant. In January 2018, the Series Seed preferred stock repurchase agreement was settled through X4’s repurchase of the shares.

Emerging Growth Company Status

The JOBS Act permits an EGC such as X4 to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. X4 has irrevocably elected to “opt out” of this provision and, as a result, X4 will comply with new or revised accounting standards when they are required to be adopted by public companies that are not emerging growth companies.

Off-Balance Sheet Arrangements

X4 did not have during the periods presented, and X4 does not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact X4’s financial position and results of operations is disclosed in Note 2 to X4’s consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET RISK OF X4

Interest Rate Risk

As of December 31, 2017 and September 30, 2018, X4 had $6.0 million and $4.5 million, respectively, of borrowings outstanding under the SVB Loan Agreement. Borrowings under the agreement bear interest at a variable rate equal to 5.5% plus the greater of 3.5% or The Wall Street Journal prime rate. As of December 31, 2017 and September 30, 2018, the interest rate applicable to borrowings under the SVB Loan Agreement was 10.0% and 10.525%, respectively. Based on the principal amounts outstanding as of December 31, 2017 and September 30, 2018, an immediate 10% change in the interest rate would not have a material impact on X4’s debt-related obligations, financial position or results of operations.

In October 2018, in connection with entering into the Hercules Loan Agreement, all amounts due under the SVB Loan Agreement were repaid with proceeds from the Hercules Loan Agreement and the SVB Loan Agreement was terminated. See “—Liquidity and Capital Resources—Loan and Security Agreements—Loan and Security Agreement with Hercules Capital, Inc.”

As of December 31, 2017 and September 30, 2018, X4 had cash equivalents consisting of a money market fund invested in U.S. Treasury securities. Interest income is sensitive to changes in the general level of interest rates; however, due to the short-term nature of these investments, an immediate 10% change in the interest rates would not have a material impact on X4’s financial position or results of operations.

Capital Market Risk

X4 currently has no product revenues and depends on funds raised through other sources. One possible source of funding is through equity offerings. Following the Merger, X4’s ability to raise funds in this manner depends upon capital market forces affecting the combined organization’s stock price.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors

Resignation of Current Executive Officers of Arsanis

Pursuant to the Merger Agreement, all of the current executive officers of Arsanis will resign effective as of the Effective Time of the Merger.

Executive Officers and Directors of the Combined Organization Following the Merger

The Arsanis Board of Directors is currently composed of 10 directors. Following the Merger, the Arsanis Board of Directors is expected to consist of seven directors. Pursuant to the Merger Agreement, all of the current directors of Arsanis, other than René Russo and David McGirr, designees selected by Arsanis to remain on the Arsanis Board of Directors, will resign from the Arsanis Board of Directors contingent upon the closing of the Merger. The directors designated by Arsanis will then elect, effective as of the Effective Time, five designees selected by X4, each to serve as members of the Arsanis Board of Directors. Following the Merger, the management team of Arsanis is expected to be composed of the current management team of X4.

The following table lists, as of December 31, 2018, the names, ages and positions of the individuals who are expected to serve as executive officers and directors of Arsanis upon completion of the Merger:

Name	Age	Position
Executive Officers
Paula Ragan, Ph.D.	48	President, Chief Executive Officer and Director
Adam S. Mostafa	39	Chief Financial Officer
Non-Employee Directors
Michael S. Wyzga	63	Director
René Russo, Pharm.D., BCPS	43	Director
David McGirr, M.B.A.	64	Director
Gary J. Bridger, Ph.D.	55	Director
Isaac Blech	69	Director

Executive Officers

Paula Ragan, Ph.D. Dr. Ragan has been X4’s President and Chief Executive Officer and a member of the X4 Board of Directors since July 2014. She has more than 18 years of experience building companies in the biotechnology industry. From August 2012 to September 2014, Dr. Ragan consulted as Chief Business Officer at Lysosomal Therapeutics Inc., a private biopharmaceutical company, where she led the company’s business development activities. Prior to that, from January 2007 to August 2012, Dr. Ragan held leadership roles in corporate development and operations at Genzyme Corporation, a Sanofi company, where she led strategic partnering efforts for Genzyme’s Rare Disease business and headed the supply chain planning for Genzyme’s flagship commercial products. Other professional roles include business roles at Hydra Biosciences, Oscient Corporation and Celera Corporation. Dr. Ragan received her B.S. from Tufts University and her Ph.D. from Massachusetts Institute of Technology and completed post-doctoral studies at Harvard Medical School. We believe that Dr. Ragan’s perspective and experience as X4’s President and Chief Executive Officer, which provides the board with historic knowledge, operational expertise and continuity, provides her with the qualifications and skills to serve on the combined organization’s board of directors.

Adam S. Mostafa. Adam S. Mostafa has served as X4’s Chief Financial Officer since September 2018. Prior to joining X4, Mr. Mostafa served as chief financial officer of Abpro Corporation, a biotechnology company focused on antibody therapeutics, from June 2016 to August 2018. Prior to that, Mr. Mostafa was a managing director in the healthcare investment banking group at Cantor Fitzgerald from January 2015 to May

2016, and from June 2011 to January 2015, Mr. Mostafa was a senior banker in the healthcare investment banking group at Needham & Company. Prior to that, Mr. Mostafa was a vice president in the investment banking group at CRT Capital Group from March 2007 to May 2011, and from September 2003 to March 2007, Mr. Mostafa was a portfolio management associate in the global stock selection group at AQR Capital. Mr. Mostafa began his career as an analyst in the healthcare investment banking group at Salomon Smith Barney. Mr. Mostafa earned an A.B. in Economics from Brown University.

Non-Employee Directors

Michael S. Wyzga. Mr. Wyzga has served as Chairman of the X4 Board of Directors since July 2018. Mr. Wyzga is currently the President of MSW Consulting Inc., a strategic consulting group focused in the lifesciences area. From December 2011 until November 2013, Mr. Wyzga served as President and Chief Executive Officer and a member of the board of directors of Radius Health, Inc., a publicly traded biopharmaceutical company. Prior to that, Mr. Wyzga served in various senior management positions at Genzyme Corporation, a publicly traded global biotechnology company. Mr. Wyzga joined Genzyme in February 1998 and most recently served as Executive Vice President, Finance from May 2003 until November 2011 and as chief financial officer from July 1999 until November 2011. From February 2014 to December 2018, Mr. Wyzga served as a member of the board of directors of Akebia Therapeutics, Inc., a publicly traded biopharmaceutical company, where he was also a member of the compensation committee and chair of the audit committee. Since February 2015, Mr. Wyzga has also served as a member of the board of directors of Exact Sciences Corporation, a publicly traded medical technology company, where he is also a member of the audit and compensation committees. Since October 2013, Mr. Wyzga has also served as a member of the board of directors of Oncomed Pharmaceuticals, Inc., where he is also a member of the audit committee. Since February 2016, Mr. Wyzga has also served as Chairman of the board of directors of GenSight Biologics S.A., a Euronext traded biopharmaceutical company. Mr. Wyzga also previously served as a member of the board of directors of Idenix Pharmaceuticals, Inc., a publicly traded biotechnology company that was acquired by Merck in August 2014, where he also served as the chair of the audit committee and a member of the compensation committee, and as a member of the Supervisory Board of Prosensa Holding B.V., a publicly traded biopharmaceutical company, from June 2014 until the Prosensa acquisition by BioMarin Falcon B.V. in December 2014. He received an M.B.A. from Providence College and a B.S. from Suffolk University. We believe that Mr. Wyzga’s senior management experience at biopharmaceutical and biotechnology companies, his current and past experience on boards of directors of public companies, and his financial expertise qualifies him to serve as a member of the combined organization’s board of directors.

René Russo, Pharm.D., BCPS. Dr. Russo has served as a member of the Arsanis Board of Directors since April 2016 and served as Arsanis’s President and Chief Executive Officer from April 2016 to November 2018. Dr. Russo also served as Chief Development Officer of Arsanis from July 2015 until April 2016. Previously, Dr. Russo served in various roles over an 11-year period at Cubist Pharmaceuticals, Inc., a public pharmaceutical development company, focused on the development and commercialization of infectious disease therapeutics, from 2003 until its acquisition by Merck in May 2015, most recently as its Vice President, Global Medical Affairs. From 1999 to 2004, she held roles of increasing responsibility at Bristol-Myers Squibb where she started her industry career as a Postdoctoral Fellow in Industrial Pharmacy Infectious Diseases. Prior to joining the biotechnology industry, Dr. Russo held clinical positions at Robert Wood Johnson University Hospital and Princeton Hospital. Dr. Russo received her Pharm.D. and B.S. from Rutgers University. We believe that Dr. Russo’s expertise and experience as Arsanis’s former President and Chief Executive Officer, her perspective and experience as an executive at public and private pharmaceutical companies and her expertise in clinical development and commercialization of therapeutics targeting infectious diseases, provide her with the qualifications and skills to serve on the combined organization’s board of directors.

David McGirr, M.B.A. Mr. McGirr has served as a member of the Arsanis Board of Directors since September 2017. From March 2013 until June 2014, Mr. McGirr was Senior Advisor to the chief executive officer of Cubist Pharmaceuticals, Inc., a biopharmaceutical company where he also served as Senior Vice

President and Chief Financial Officer from November 2002 to March 2013. Prior to joining Cubist in 2002, Mr. McGirr was the President and Chief Operating Officer of hippo inc, an internet technology, venture-financed company. From 1996 to 1999, he was the President of GAB Robins North America, Inc., a risk management company, serving also as Chief Executive Officer from 1997 to 1999. Mr. McGirr was a private equity investor from 1995 to 1996. From 1978 to 1995, Mr. McGirr served in various positions within the S.G. Warburg Group, ultimately as Chief Financial Officer, Chief Administrative Officer and Managing Director of S.G. Warburg & Co., Inc., a position held from 1992 to 1995. Mr. McGirr is currently a member of the board of directors of Insmed Incorporated, a publicly traded biopharmaceutical company where he has served since October 2013; Rhythm Pharmaceuticals, Inc., a publicly traded biopharmaceutical company where he has served since November 2015; and Menlo Therapeutics, Inc., a publicly traded biopharmaceutical company where he has served since November 2017. Mr. McGirr also served on the board of directors of Roka Bioscience, Inc., a molecular diagnostics company, from December 2013 to January 2018. Mr. McGirr received a B.Sc. in Civil Engineering from the University of Glasgow and received an M.B.A. from The Wharton School at the University of Pennsylvania. We believe that Mr. McGirr’s experience as an executive officer or director of a number of public and private pharmaceutical companies provide him with the qualifications and skills to serve on the combined organization’s board of directors.

Gary J. Bridger, Ph.D. Dr. Bridger has served as a member of the X4 Board of Directors since October 2018. From February 2015 to December 2017, Dr. Bridger served as a consultant to Xenon Pharmaceuticals Inc., a biopharmaceutical company, where he previously served as the Executive Vice President of Research and Development from January 2013 to February 2015. From October 2013 to October 2015, Dr. Bridger served as a Managing Director at Five Corners Capital Inc. From June 2010 to June 2012, Dr. Bridger served as a venture partner at Venture West Capital Management, a venture capital firm. From November 2006 to December 2007, Dr. Bridger served as Senior Vice President of Research and Development of Genzyme Corporation, a biotechnology company, which was acquired by Sanofi, S.A. In June 1996, Dr. Bridger co-founded AnorMED Inc., a biopharmaceutical company, and was its Vice President of Research and Development and Chief Scientific Officer from 2000 until its acquisition by Genzyme in November 2006. Dr. Bridger has served on the board of directors of Aquinox Pharmaceuticals, Inc. since 2013. Dr. Bridger previously served on the board of directors of Alder BioPharmaceuticals, Inc., a biopharmaceutical company, from 2013 to 2016. Dr. Bridger serves on the scientific advisory board of Alectos Therapeutics Inc., a biopharmaceutical company. Dr. Bridger holds a Ph.D. in Organic Chemistry from the University of Manchester Institute of Science and Technology. We believe that Dr. Bridger’s experience as an executive officer or director of several public and private life sciences companies provides him with the qualifications and skills to serve on the combined organization’s board of directors.

Isaac Blech. Mr. Blech has served as a member of the X4 Board of Directors since July 2015. Mr. Blech played a role in establishing some of the world’s leading biotechnology companies, including Celgene Corporation, ICOS Corporation, Pathogenesis Corporation, Nova Pharmaceutical Corporation and Genetics Systems Corporation. These companies are responsible for major advances in oncology, infectious disease and cystic fibrosis. Mr. Blech serves on the boards of directors of Cerecor Inc., ContraFect Corporation, Edge Therapeutics, Inc., SpendSmart Networks, Inc., and Aridis Pharmaceuticals Inc. Mr. Blech is also Vice Chairman of a number of private companies including Centrexion Corporation, Alveo Technologies, Elucida Oncology, Nacuity Pharmaceuticals, Sapience Therapeutics, Inc. and X-VAX Technology, Inc. Mr. Blech received his B.A. from Baruch College. We believe that Mr. Blech’s experience as a director of numerous public biotechnology and pharmaceutical companies provides him with the qualifications and skills to serve on the combined organization’s board of directors.

In addition to Paula Ragan, Ph.D., Michael S. Wyzga, René Russo, David McGirr, Gary J. Bridger, Ph.D. and Isaac Blech, one additional director will be designated by X4 to serve as a director of the combined organization following the Merger.

Composition of the Board of Directors

The Arsanis Board of Directors is currently comprised of 10 directors divided into three staggered classes, each class serving three-year terms. The staggered structure of the Arsanis Board of Directors will remain in place following completion of the Merger. At the most recent annual meeting of Arsanis Stockholders held in 2018, Class I directors were elected. As a result, the term of the Class I directors of the combined organization will expire upon the election and qualification of successor directors at the annual meeting of stockholders in 2021, with the terms of the Class II directors and Class III directors expiring upon the election and qualification of successor directors at the annual meetings of stockholders to be held in 2019 and 2020, respectively.

The director classes for Arsanis are currently as follows:

•	Class I consists of William Clark, David McGirr and Claudio Nessi, each with a term expiring at the 2021 annual meeting of stockholders;

•	Class II consists of Michael Gray, René Russo, Michael Ross and Amy Schulman, each with a term expiring at the 2019 annual meeting of stockholders; and

•	Class III consists of Tillman U. Gerngross, Carl Gordon and Terrance McGuire, each with a term expiring at the 2020 annual meeting of stockholders.

Pursuant to the Merger Agreement, each of the Arsanis directors and officers who will not continue as directors or officers of Arsanis or the surviving corporation following the consummation of the Merger shall resign effective as of the Effective Time. In connection with the Merger, the size of the Arsanis Board of Directors will be decreased to consist of seven directors, with five of such directors designated by X4 and two of such directors designated by Arsanis. Effective as of the Effective Time, it is anticipated that Dr. Russo and Mr. McGirr will remain on the Arsanis Board of Directors. Then, Dr. Russo and Mr. McGirr will elect Paula Ragan, Ph.D., Michael S. Wyzga, Gary J. Bridger, Ph.D., Isaac Blech and one board member to be designated by X4 to the Arsanis Board of Directors, with Mr. Wyzga serving as Chair. It is anticipated that these directors will be appointed to the three staggered director classes of the combined organization’s board of directors as follows:

•	Class I will consist of David McGirr, Paula Ragan, Ph.D. and Michael S. Wyzga, each with a term expiring at the 2021 annual meeting of stockholders.

•	Class II will consist of René Russo and Isaac Blech, each with a term expiring at the 2019 annual meeting of stockholders.

•	Class III will consist of Gary J. Bridger, Ph.D. and one board member to be designated by X4, each with a term expiring at the 2020 annual meeting of stockholders.

The division of the Arsanis Board of Directors into three classes with staggered three-year terms may delay or prevent a change of management or a change of control of Arsanis, or, following the completion of the Merger, the combined organization.

Arsanis’s nominating and corporate governance committee is responsible for evaluating the composition of the Arsanis Board of Directors on an annual basis. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee and the Arsanis Board of Directors of the combined organization may take into account many factors, including the following, which are outlined in Arsanis’s corporate governance guidelines:

•	the principal responsibility of the Arsanis Board of Directors is to oversee Arsanis’s management;

•	a majority of the members of the board of directors must be independent directors, unless otherwise permitted by Nasdaq rules;

•	the independent directors meet at least twice a year in executive session;

•	directors have full and free access to management and, as necessary and appropriate, independent advisors; and

•	new directors participate in an orientation program and all directors are expected to participate in continuing director education on an ongoing basis.

There are no family relationships among any of Arsanis’s current directors and executive officers, and there are no family relationships among any of the combined organization’s proposed directors and executive officers.

Committees of the Board of Directors

After completion of the Merger, the combined organization’s board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

The responsibilities of the audit committee include:

•	appointing, approving the compensation of, and assessing the independence of Arsanis’s registered public accounting firm;

•	overseeing the work of Arsanis’s registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the registered public accounting firm Arsanis’s annual and quarterly financial statements and related disclosures;

•	monitoring Arsanis’s internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	overseeing Arsanis’s risk assessment and risk management policies;

•	establishing policies and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with Arsanis’s internal auditing staff, if any, registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by SEC rules.

The members of the audit committee are currently Messrs. McGirr (Chair), Clark and Gordon. The Arsanis Board of Directors has determined that each member of the audit committee meets the financial literacy requirement under the applicable Nasdaq Listing Rules and that Mr. McGirr is an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K. All members of the audit committee satisfy the current independence standards promulgated by Nasdaq and the SEC, as such standards apply specifically to members of audit committees.

Following completion of the Merger, the members of the audit committee are expected to be David McGirr and additional individuals to be mutually agreed to by Arsanis and X4 prior to completion of the Merger. David McGirr is expected to be the Chair of the audit committee and the “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K. Arsanis and X4 expect that the composition of the audit committee will meet the requirements for independence under the rules and regulations of Nasdaq and the SEC. Arsanis and X4 believe that, after completion of the Merger, the functioning of the audit committee will comply with the applicable requirements of the rules and regulations of Nasdaq and the SEC.

Compensation Committee

The responsibilities of the compensation committee include, but are not limited to:

•	reviewing and approving, and making recommendations to the Arsanis Board of Directors with respect to, the compensation of Arsanis’s chief executive officer and other executive officers;

•	overseeing an evaluation of Arsanis’s senior executives;

•	overseeing and administering Arsanis’s cash and equity incentive plans;

•	reviewing and making recommendations to the board of directors with respect to director compensation;

•	reviewing and discussing annually with management Arsanis’s “Compensation Discussion and Analysis” disclosure if and to the extent such disclosure is then required by SEC rules; and

•	preparing the compensation committee report if and to the extent then required by SEC rules.

The compensation committee of the combined organization is expected to retain these duties and responsibilities following completion of the Merger.

The members of the Arsanis compensation committee are currently Michael Ross and Amy Schulman (Chair). Both members are independent as defined under the Nasdaq Listing Rules applicable to compensation committee members.

Following completion of the Merger, Arsanis’s compensation committee is expected to consist of individuals to be mutually agreed upon by Arsanis and X4 prior to completion of the Merger. A compensation committee member mutually agreed upon by Arsanis and X4 prior to completion of the Merger is expected be the Chair of the compensation committee. Each member of the compensation committee is expected to be an “outside” director as that term is defined in Section 162(m) of the Code, a “non-employee” director within the meaning of Rule 16b-3 promulgated under the Exchange Act and independent as defined under the Nasdaq Listing Rules applicable to compensation committee members.

Compensation Committee Interlocks and Insider Participation

None of the proposed executive officers of the combined organization serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined organization’s board of directors or compensation committee following the Merger.

Nominating and Corporate Governance Committee

The responsibilities of the nominating and corporate governance committee include:

•	recommending to the Arsanis Board of Directors the persons to be nominated for election as directors and to each of the board’s committees;

•	reviewing and making recommendations to the Arsanis Board of Directors with respect to board leadership structure and board committee structure;

•	reviewing and making recommendations to the Arsanis Board of Directors with respect to management succession planning;

•	developing and recommending to the Arsanis Board of Directors corporate governance principles; and

•	overseeing an annual evaluation of the Arsanis Board of Directors.

The nominating and corporate governance committee of the combined organization is expected to retain these duties and responsibilities following completion of the Merger.

The members of the nominating and corporate governance committee are Mr. McGuire (Chair) and Ms. Schulman. All members of the nominating and corporate governance committee qualify as independent under the definition promulgated by Nasdaq.

Following completion of the Merger, the members of the nominating and corporate governance committee are expected to be individuals to be mutually agreed upon by Arsanis and X4 prior to the completion of the Merger. A nominating and corporate governance committee member mutually agreed upon by Arsanis and X4 prior to the completion of the Merger is expected be the chairman of the nominating and corporate governance committee. Arsanis and X4 expect that each member of the nominating and corporate governance committee will qualify as independent under the definition promulgated by Nasdaq.

The Arsanis Board of Directors may from time to time establish other committees.

Director Compensation

For the fiscal year ended December 31, 2018, X4 did not have a director compensation policy in place. The following table sets forth the total compensation paid or accrued during the year ended December 31, 2018 by each director of X4, other than Dr. Ragan who does not receive compensation for her service as a director.

Name	Option Awards ($)(1)	Total ($)
Michael S. Wyzga(2)	—	—
Isaac Blech	744,967	744,967
Gary J. Bridger, Ph.D.(3)	—	—
Michael Gilman, Ph.D.	59,041	59,041
Alan E. Walts, Ph.D.	51,041	51,041
Nancy Lurker(4)	—	—

(1)

The respective amounts reported in the “Option Awards” column represent the aggregate grant date fair value of option awards granted during the year ended December 31, 2018. Grant date fair value is computed in accordance with the provisions of ASC 718 issued by the Financial Accounting Standards Board (“FASB”). See Note 11 of X4’s annual consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement regarding assumptions underlying the valuation of equity awards. The following table shows the aggregate number of stock options held by each of the non-employee directors of X4 as of December 31, 2018.

Name	Aggregate Number of Shares of X4 Common Stock Subject to Stock Options
Michael S. Wyzga(2)	740,000
Isaac Blech	744,967
Gary J. Bridger, Ph.D.(3)	226,983
Michael Gilman, Ph.D.	226,983
Alan E. Walts, Ph.D.	226,983
Nancy Lurker(4)	—

(2)	Mr. Wyzga became a director of X4 on June 12, 2018.
(3)	Dr. Bridger became a director of X4 on October 4, 2018.
(4)	Ms. Lurker resigned as a director of X4 as of January 21, 2018.

Additional information about agreements that X4 has entered into with its directors is included in the section titled “Related Party Transactions of Directors and Executive Officers of the Combined Organization—X4 Transactions—Agreements with X4 Directors” of this proxy statement/prospectus/information statement.

Following completion of the Merger, it is expected that the combined organization will provide compensation to non-employee directors that is consistent with Arsanis’s current practices, however, these director compensation policies may be re-evaluated by the combined organization and the compensation committee following completion of the Merger and may be subject to change. Non-employee directors are expected to receive an annual retainer fee and equity compensation in the form of an annual stock option grant.

Based on Arsanis’s existing director compensation program, the annual retainer for non-employee directors is expected to be $35,000 and the annual retainer for the chair of the board of directors is expected to be $75,000. Annual retainers for committee membership are expected to be as follows:

Audit committee chairperson	$15,000
Audit committee member	$7,500
Compensation committee chairperson	$10,000
Compensation committee member	$5,000
Nominating and corporate governance committee chairperson	$8,000
Nominating and corporate governance committee member	$4,000

These fees are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment will be prorated for any portion of such quarter that a director is not serving on the Arsanis Board of Directors, on such committee or in such position. Arsanis non-employee directors are also reimbursed for reasonable out-of-pocket business expenses incurred in connection with attending meetings of the Arsanis Board of Directors and any committee of the Arsanis Board of Directors on which they serve and in connection with other business related to the Arsanis Board of Directors. Directors may also be reimbursed for reasonable out-of-pocket business expenses authorized by the Arsanis Board of Directors or a committee that are incurred in connection with attending conferences or meetings with management in accordance with a travel policy, as may be in effect from time to time.

In addition to the above fees, the Arsanis Board of Directors may determine that additional committee fees are appropriate and should be payable for any newly created committee of the board of directors.

In addition, under Arsanis’s existing director compensation program, Arsanis grants to new non-employee directors upon their initial election to the Arsanis Board of Directors, an option to purchase 25,000 shares of Arsanis Common Stock at an exercise price equal to the closing price of Arsanis Common Stock on the date of grant, which is referred to as the Initial Director Grant. The number of shares underlying Initial Director Grants made following the completion of the Merger is expected to be changed to approximately 0.102% of the outstanding shares of common stock of the combined organization following the Merger (including those shares issued in the Potential Financing, if any). Each of these options has a term of 10 years from the date of the award and vests as to 33.3333% of the shares of Arsanis Common Stock underlying such option on the first anniversary of the date of grant, with the remainder vesting in equal monthly installments of 2.7777% of the shares of Arsanis Common Stock underlying such option until the 36-month anniversary of the date of grant, subject to the non-employee director’s continued service as a director. This vesting accelerates as to 100% of the shares upon a change in control of Arsanis.

Further, on the dates of each of Arsanis’s annual meetings of stockholders, each non-employee director that has served on the Arsanis Board of Directors for at least six months automatically receives an option to purchase 10,000 shares of Arsanis Common Stock at an exercise price equal to the closing price of Arsanis Common Stock on the date of the grant, which is referred to as the Annual Director Grant. The number of shares underlying Annual Director Grants made following the completion of the Merger is expected to be changed to approximately 0.051% of the outstanding shares of common stock of the combined organization following the Merger (including those shares issued in the Potential Financing, if any). Each of these options has a term of 10 years from the date of the award and vests in equal monthly installments of 8.333% of the shares of Arsanis Common Stock underlying such option until the 12-month anniversary of the date of grant (or, if earlier, the date of Arsanis’s next annual meeting of stockholders following the date of grant) unless otherwise provided at the time of grant, subject to the non-employee director’s continued service as a director, with 100% acceleration of vesting upon a change in control of Arsanis.

As is Arsanis’s current practice, in enacting or proposing any further amendments to the director compensation program, including any amendment of the general compensation limits or the annual retainers, fees and grants, the board or the compensation committee will assess, and be guided by, among other things, an analysis of compensation paid to non-employee directors of a peer group of companies as well as current best practices.

X4 Executive Compensation

X4’s named executive officers, consisting of its principal executive officer and the next two highly compensated executive officers, for the fiscal year ended December 31, 2018 were:

Name	Title
Paula Ragan, Ph.D.	President and Chief Executive Officer
Adam S. Mostafa	Chief Financial Officer
Sudha Parasuraman, M.D.	Former Chief Medical Officer

Following the Closing, X4’s named executive officers are expected to be:

Name	Title
Paula Ragan, Ph.D.	President and Chief Executive Officer
Adam S. Mostafa	Chief Financial Officer

2018 Summary Compensation Table

The following table sets forth information regarding compensation earned with respect to the years ended December 31, 2018 and 2017 by X4’s principal executive officer and the next two most highly compensated executive officers in 2018, whom X4 refers to as its named executive officers for 2018.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards ($)(1)	Non-equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Paula Ragan, Ph.D.	2018	380,000	—		407,577	133,000	450	921,027
President and Chief Executive Officer	2017	364,000	—		303,422	89,180	576	757,178
Adam S. Mostafa(4)	2018	109,285	—		480,789	38,250	90	628,414
Chief Financial Officer
Sudha Parasuraman, M.D.(5)	2018	321,173	—		53,520	—	225	374,918
Former Chief Medical Officer	2017	360,000	35,000	(6)	191,705	84,220	21,414	692,339

(1)

These amounts represent the aggregate grant date fair value for option awards granted during X4’s fiscal years ended December 31, 2018 or 2017, as applicable, computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in Note 11 to X4’s consolidated financial statements, included elsewhere in this proxy statement/prospectus/information statement.

(2)

For 2018, represents amounts earned for the 12-month period from January 1, 2018 to December 31, 2018 and paid in 2019, and excludes payments made in 2018 that were earned in 2017. For 2017, represents amounts earned for the 12-month period from January 1, 2017 to December 31, 2017 and paid in 2018, and excludes payments made in 2017 that were earned in 2016.
(3)

Consists of (a) for 2018, $450 for Dr. Ragan, $90 for Mr. Mostafa and $225 for Dr. Parasuraman, and (b) for 2017, $576 for Dr. Ragan and $528 for Dr. Parasuraman, in life insurance premiums X4 paid for a term life insurance policy to benefit the named executive officer with a face value of $300,000. Also includes $20,886 for Dr. Parasuraman for expenses in 2017 in connection with any repayment of any bonuses or relocation expenses received upon commencement of employment with her prior employer.

(4)	Mr. Mostafa’s employment with X4 began on September 5, 2018.
(5)	Dr. Parasuraman’s employment with X4 commenced on January 23, 2017 and ended on July 31, 2018.
(6)	Dr. Parasuraman received a signing bonus of $35,000 in connection with the commencement of her employment as X4’s Chief Medical Officer on January 23, 2017.

Outstanding Equity Awards at December 31, 2018

The following table shows grants of X4 stock options outstanding on the last day of the fiscal year ended December 31, 2018, to each of the X4 executive officers named in the 2018 Summary Compensation Table. As of December 31, 2018, there were no unvested stock awards held by any of X4’s executive officers named in the 2018 Summary Compensation Table.

	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Paula Ragan, Ph.D.	1,059,935	(2)	—	(2)	0.65	1/18/2026
	329,906	(3)	358,594	(3)	0.65	1/23/2027
	—	(4)	843,496	(4)	0.65	1/30/2028
Adam S. Mostafa	—	(5)	659,067	(5)	0.99	10/3/2028
Sudha Parasuraman, M.D	190,312	(6)	—	(6)	0.65	1/31/2019

(1)	Each of the outstanding equity awards in this table was granted pursuant to the X4 2015 Employee, Director and Consultant Equity Incentive Plan, as amended.
(2)

Represents an option to purchase shares of X4 Common Stock granted on January 19, 2016. As of the date of grant, 33.33% of the shares underlying the option had vested and 2.0833% of the shares underlying the option vested, subject to continued service, on the 15th of each month thereafter until September 15, 2018.

(3)

Represents an option to purchase shares of X4 Common Stock granted on January 24, 2017. The shares underlying this option vest, subject to continued service, as follows: 25% of the shares vested on January 24, 2018 with the remainder vesting over the next three years in equal monthly installments on the grant day of each succeeding calendar month thereafter.

(4)

Represents an option to purchase shares of X4 Common Stock granted on January 1, 2018. The shares underlying this option vest, subject to continued service, as follows: 25% of the shares vested on January 1, 2019 with the remainder vesting over the next three years in equal monthly installments on the grant day of each succeeding calendar month thereafter.

(5)

Represents an option to purchase shares of X4 Common Stock granted on September 5, 2018. The shares underlying this option vest, subject to continued service, as follows: 25% of the shares vest on September 5, 2019, with the remainder vesting over the next three years in equal monthly installments on the grant day of each succeeding calendar month thereafter.

(6)	Represents an option to purchase shares of X4 Common Stock granted on January 24, 2017. Dr. Parasuraman’s employment with X4 was terminated on July 31, 2018. Pursuant to Dr. Parasuraman’s separation agreement, Dr. Parasuraman became vested in any outstanding time-based vested stock options granted to her by X4 that would have vested through October 31, 2018, and such options remained exercisable until January 31, 2019.

Upon completion of the Merger, each of the above options will convert into an option to purchase Arsanis Common Stock, with the number of shares and exercise price being appropriately adjusted to reflect the Common Stock Exchange Ratio. See the section titled “The Merger—Interests of the X4 Directors and Executive Officers in the Merger —Treatment of X4 Options” of this proxy statement/prospectus/information statement.

Base Salary

Each named executive officer’s base salary is a fixed component of annual compensation for performing specific duties and functions, and has been established by the X4 Board of Directors taking into account each individual’s role, responsibilities, skills, and experience.

Non-Equity Incentive Plan Compensation

X4’s annual bonus program is intended to reward X4’s named executive officers for meeting objective or subjective individual and/or company-wide performance goals for a fiscal year. For 2018 and 2017, X4’s named executive officers received incentive compensation based upon the X4 Board of Directors’s or X4’s compensation committee’s determination of their respective achievement of and performance with respect to corporate objectives.

Long-Term Equity Incentives

X4’s equity grant program is intended to align the interests of X4’s named executive officers with those of the X4 Stockholders and to motivate them to make important contributions to X4’s performance.

Employment Agreements

X4 previously entered into agreements with each of X4’s named executive officers in connection with their employment with X4 and the material terms of which are described below. Except as noted below, these agreements provide for “at will” employment and obligate each named executive officer to refrain from disclosing any of X4’s proprietary information received during the course of employment.

Paula Ragan, Ph.D.

On June 23, 2015, X4 entered into an executive employment agreement with Paula Ragan, Ph.D. Pursuant to the executive employment agreement, Dr. Ragan’s compensation consists of base salary, annual bonus as determined by the X4 Board of Directors, equity grants as determined by the X4 Board of Directors, fringe benefits, vacation and reimbursement of ordinary and reasonable out-of-pocket expenses. In March 2017, Dr. Ragan’s base salary was increased from $350,000 to $364,000, and in March 2018, Dr. Ragan’s base salary was increased to $380,000. Dr. Ragan’s base salary is subject to review and adjustment. Dr. Ragan had an annual target bonus for 2017 and 2018 set at 35% of base salary. Following the completion of the Merger, Dr. Ragan’s base salary is expected to be increased to $520,000, with an annual target bonus set at 50% of base salary.

If Dr. Ragan’s employment is terminated for any reason, Dr. Ragan will be entitled to receive her accrued and unpaid salary, accrued and unused vacation days, the amount of any expenses properly incurred prior to termination not yet reimbursed and other benefits. In addition to the foregoing, if Dr. Ragan’s employment is terminated by X4 without cause or by Dr. Ragan with good reason, each term as defined in her executive employment agreement, Dr. Ragan will also be entitled to the following: (a) a continuation of base salary for

12 months, (b) a pro-rata portion of Dr. Ragan’s at-target annual bonus for the calendar year in which the termination occurs based on the period worked by Dr. Ragan during such calendar year prior to termination, (c) so long as Dr. Ragan is eligible for coverage under X4’s health insurance plan, has elected to have coverage and was covered prior to termination, and Dr. Ragan elects to exercise her rights under COBRA to continue participation in such plan, X4’s normal share of costs under such company health insurance plan until the earlier of 12 months from the date of termination or the date Dr. Ragan is eligible to receive health benefits through another employer, and (d) Dr. Ragan automatically will become fully vested in all outstanding equity awards granted by X4.

Adam S. Mostafa

On July 23, 2018, X4 entered into an executive employment agreement with Adam S. Mostafa, pursuant to which Mr. Mostafa agreed to serve as X4’s Chief Financial Officer effective as of September 5, 2018. Pursuant to the executive employment agreement, Mr. Mostafa’s compensation consists of base salary, potential annual bonus as determined by the X4 Board of Directors, a potential equity grant subject to approval by the X4 Board of Directors, fringe benefits, vacation and reimbursement of ordinary and reasonable out-of-pocket expenses. Mr. Mostafa’s initial base salary, which is subject to review and adjustment, is $340,000. The agreement provides for X4 to pay annual bonuses at X4’s sole discretion, as determined by the X4 Board of Directors, with an annual target bonus set at 35% of base salary. X4 also agreed to grant Mr. Mostafa an option to purchase 659,067 shares of X4 Common Stock, subject to approval by the X4 Board of Directors and subject to certain vesting conditions, which was granted on October 19, 2018. Following the completion of the Merger, Mr. Mostafa’s base salary is expected to be $380,000, with an annual target bonus set at 40% of base salary.

If Mr. Mostafa’s employment is terminated for any reason, Mr. Mostafa will be entitled to receive his accrued and unpaid salary, accrued and unused vacation days, the amount of any expenses properly incurred prior to termination not yet reimbursed and other benefits. In addition to the foregoing, if Mr. Mostafa’s employment is terminated by X4 without cause or by Mr. Mostafa with good reason, each term as defined in his executive employment agreement, Mr. Mostafa will also be entitled to the following: (a) a continuation of base salary for six months, (b) so long as Mr. Mostafa is eligible for coverage under X4’s health insurance plan, elects to have coverage and was covered prior to termination, and elects to exercise his rights under COBRA to continue participation in such plan, X4’s normal share of costs under such company health insurance plan until the earlier of six months from the date of termination or the date Mr. Mostafa is eligible to receive health benefits through another employer and (c) Mr. Mostafa will become vested in the additional number of time-based equity awards granted to Mr. Mostafa by X4 that would have otherwise vested had Mr. Mostafa remained in employment for an additional six months after the termination date. In the event that Mr. Mostafa is terminated without cause or resigns for good reason within one year following a change in control, then he will automatically become fully vested in all time-based equity awards granted to Mr. Mostafa by X4.

Sudha Parasuraman, M.D.

On December 21, 2016, X4 entered into an executive employment agreement with Sudha Parasuraman, M.D. Dr. Parasuraman served as X4’s Chief Medical Officer for a continuous term that commenced on January 23, 2017 and ended on July 31, 2018. Pursuant to the executive employment agreement, Dr. Parasuraman’s compensation consisted of base salary, potential annual bonus as determined by the X4 Board of Directors, a potential equity grant subject to approval by the X4 Board of Directors, fringe benefits, vacation and reimbursement of ordinary and reasonable out-of-pocket expenses. Dr. Parasuraman’s initial base salary, which was subject to review and adjustment, was $360,000 and was increased in March 2018 to $371,806 effective January 1, 2018. The agreement provided for X4 to pay annual bonuses at X4’s sole discretion, as determined by the X4 Board of Directors, including X4’s Chief Executive Officer, with an annual target bonus set at 30% of base salary. X4 also agreed to grant Dr. Parasuraman 435,000 shares of X4 Common Stock, subject to approval by the X4 Board of Directors and subject to certain vesting conditions, which was granted on January 24, 2017. In addition, X4 agreed to pay Dr. Parasuraman a reimbursement of up to $30,000 for expenses in connection with any repayment of any bonuses/relocation expenses received upon commencement of employment with her prior employer, which was paid in February 2017. X4 also agreed to pay Dr. Parasuraman a one-time amount equal to $35,000 on such date X4 paid annual bonuses to similar situated employees, which was paid in April 2017.

If Dr. Parasuraman’s employment was terminated for any reason, Dr. Parasuraman would be entitled to receive her accrued and unpaid salary, accrued and unused vacation days, the amount of any expenses properly incurred prior to termination not yet reimbursed and other benefits. In addition to the foregoing, if Dr. Parasuraman’s employment was terminated by X4 without cause, or Dr. Parasuraman resigned for good reason on or after July 23, 2017, each as defined in her executive employment agreement, Dr. Parasuraman would also be entitled to the following: (a) a continuation of base salary for nine months, (b) so long as Dr. Parasuraman was eligible for coverage under X4’s health insurance plan, had elected to have coverage and was covered prior to termination, and Dr. Parasuraman elected to exercise her rights under COBRA to continue participation in such plan, X4’s normal share of costs under such company health insurance plan until the earlier of nine months from termination or the date Dr. Parasuraman was eligible to receive health benefits through another employer, and (c) in the event that a termination without cause or resignation for good reason occurred after Dr. Parasuraman had completed one full year of full-time employment with X4 following the commencement date, Dr. Parasuraman would become vested in the additional number of outstanding time-based equity awards granted to Dr. Parasuraman by X4 that would have otherwise vested had Dr. Parasuraman remained in employment for an additional nine months after the termination date and in the event that such termination without cause or resignation for good reason occurred prior to the completion of such one-year employment period, Dr. Parasuraman would not be entitled to the accelerated vesting described. If Dr. Parasuraman was terminated without cause or resigned with good reason, as defined in her executive employment agreement, within one year following a change in control, then she would automatically become fully vested in all outstanding equity awards granted by X4.

On June 12, 2018, X4 entered into a transition and resignation agreement with Dr. Parasuraman, pursuant to which Dr. Parasuraman voluntarily resigned from any and all positions held as an employee or agent of X4. In accordance with the agreement, Dr. Parasuraman’s employment ceased effective as of July 31, 2018, or the separation date. Dr. Parasuraman also agreed to unconditionally and irrevocably waive and release all rights to assert any form of legal claim against X4 arising through the separation date. In exchange for Dr. Parasuraman’s promises and covenants contained in the separation agreement and waiver of claims, X4 agreed to provide Dr. Parasuraman the following: (1) payment equal to three months of current base salary between the separation date and October 31, 2018, and (2) in accordance with applicable terms and conditions of COBRA, if Dr. Parasuraman elected to continue participation in X4’s health insurance plan, the full COBRA premium for a monthly coverage period of six months from the separation date. In addition, X4 agreed to allow Dr. Parasuraman’s outstanding time-based stock options to continue to vest during the three month period following the separation date through October 31, 2018, and to allow any vested portion of stock options to remain exercisable for a period of six months following the separation date until January 31, 2019 or, if earlier, the normal expiration date for such stock options.

Equity Incentive Plans

2015 Equity Incentive Plan

The X4 2015 Employee, Director and Consultant Equity Incentive Plan, as amended, or the 2015 Plan, was approved by the X4 Board of Directors and stockholders in January 2015 and was last amended in January 2018.

Stock Awards.    The 2015 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted and unrestricted stock awards and other stock-based awards. Incentive stock options may be granted only to employees. Other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Share Reserve and Granted Awards.    The aggregate number of shares of X4 Common Stock that may be issued pursuant to awards under the 2015 Plan is 10,200,000 shares. If an award granted under the 2015 Plan expires or otherwise terminates without being exercised in full, or if shares of stock still subject to restrictions are repurchased by X4, the shares will become available for subsequent issuance under the 2015 Plan, provided that shares subject to an option that are used to satisfy the option exercise price and shares subject to awards that are used to satisfy tax withholding are not returned to the 2015 Plan. As of December 31, 2018, under the 2015 Plan, options to purchase 8,400,328 shares of X4 Common Stock were outstanding, 75,583 shares of X4 Common Stock had been issued and were outstanding pursuant to the exercise of options, 55,000 shares of X4 Common Stock had been issued and were outstanding pursuant to restricted or unrestricted stock awards, and 1,669,089 shares of X4 Common Stock were available for future awards.

Administration.    The X4 Board of Directors, or a duly authorized committee thereof, has the authority to administer the 2015 Plan. Subject to the terms of the 2015 Plan, the X4 Board of Directors or an authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and any vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

Stock Options.    Incentive and nonstatutory stock options are evidenced by stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2015 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of X4’s common stock on the date of grant (in the case of nonqualified stock options, if the exercise price is less than the fair market value of the X4 Common Stock, the terms of the options must comply with the requirements of Section 409A of the Code). Options granted under the 2015 Plan vest at the rate specified by the plan administrator. Acceptable consideration for the purchase of X4 Common Stock issued upon the exercise of a stock option will be determined by the plan administrator and may include, without limitation, (1) cash, check or promissory note, (2) shares acquired directly from X4 that have been held by the optionholder for at least six months and whose fair market value is equal to the aggregate exercise price of the shares to be purchased, (3) a cashless exercise program either directly with X4 or as established by X4 and (4) any combination of the foregoing.

Restricted and Unrestricted Stock Awards.    Restricted and unrestricted stock awards may be awarded to participants subject to such conditions and restrictions as the plan administrator may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with X4 through a specified restricted period.

Transferability.    Unless the plan administrator provides otherwise, awards generally are not transferable except by will or the laws of descent and distribution.

Changes to Capital Structure.    In the event that there is a specified type of change in X4’s capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2015 Plan and (2) the class and number of shares and exercise price or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    The 2015 Plan provides that if X4 is to be consolidated with or acquired by another entity in a merger, consolidation or sale of all or substantially all of X4’s assets, the plan administrator or the successor company’s board of directors may, in its sole discretion, take any one or more of the following actions, as to outstanding options: (i) provide that such awards shall be assumed, or substantially equivalent awards shall be substituted, by the acquiring or successor corporation (or an affiliate thereof); (ii) upon written notice to a participant, provide that all of the participant’s unexercised awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant; or (iii) in the event of a corporate transaction under the terms of which holders of X4 Common Stock will receive a cash payment for each share surrendered in the transaction, make or provide for a cash payment to the participants with respect to each award held by a participant. In addition, the plan administrator may provide that outstanding options shall become partially or fully exercisable prior to or upon such corporate transaction.

With respect to outstanding stock grants, the plan administrator shall make appropriate provision for the continuation of such stock grants on the same terms and conditions by substituting on an equitable basis for the X4 Common Stock then subject to such stock grants either the consideration payable with respect to the outstanding X4 Common Stock in connection with the corporate transaction or securities of any successor or acquiring entity. In lieu of the foregoing, the plan administrator may provide that, upon consummation of the transaction, each outstanding stock grant shall be terminated in exchange for payment of an amount equal to the consideration payable upon consummation of such transaction to a holder of the number of shares of X4 Common Stock comprising such stock grant (to the extent such stock grant is no longer subject to any forfeiture or repurchase rights then in effect or, at the discretion of the plan administrator, all forfeiture and repurchase rights being waived).

Amendment and Termination.    The plan administrator has the authority to amend, suspend, or terminate the 2015 Plan, provided that such action does not adversely affect the existing rights of any participant without such participant’s consent and provided further that certain types of amendments will require the approval of X4’s stockholders.

401(k) Plan

X4 maintains a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees may defer eligible compensation on a pre-tax basis, up to the statutorily prescribed annual limits on contributions under the Code. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Health and Welfare Benefits

All of X4’s full-time employees and certain of X4’s part-time employees are eligible to participate in X4’s employee benefit plans, including X4’s medical, dental, life and long-term disability insurance plans, in each case on the same basis as all of X4’s other employees.

RELATED PARTY TRANSACTIONS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED ORGANIZATION

In addition to the compensation and indemnification arrangements with directors and executive officers described elsewhere in this proxy statement/prospectus/information statement, including as set forth in the section titled “The Merger—Interests of the Arsanis Directors and Executive Officers in the Merger,” and “The Merger—Golden Parachute Compensation”, described below are any transactions occurring since January 1, 2016 and any currently proposed transactions in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

a director, executive officer, holder of more than 5% of the outstanding capital stock of the combined organization, or any member of such person’s immediate family, had or will have a direct or indirect material interest.

X4 Transactions

Except as set forth herein, there were no transactions to which X4 was a party from January 1, 2016 through the date of this proxy statement/prospectus/information statement with X4’s directors and officers and beneficial owners of more than 5% of X4 Common Stock and their affiliates.

Series B Preferred Stock Financing

Since November 2017, X4 has issued an aggregate of 18,616,569 shares of its Series B preferred stock at $1.88 per share and warrants to purchase an aggregate of 3,504,906 shares of Series B preferred stock for an aggregate purchase price of approximately $35.0 million, which is referred to as the X4 Series B preferred stock financing. Each share of X4 Series B preferred stock will convert automatically into the right to receive shares of Arsanis Common Stock in accordance with the Preferred Stock Exchange Ratio immediately prior to the Effective Time.

The following table summarizes the Series B preferred stock and warrants to purchase Series B preferred stock purchased by X4’s directors, executive officers and principal stockholders.

Name of Purchaser	Number of Shares of Series B Preferred Stock Purchased	Warrants to Purchase the Number of Shares of Series B Preferred Stock Listed Below	Exercise Price of Warrants	Aggregate Purchase Price	Date of Purchase	Expiration Date of Warrants
Entities affiliated with Cormorant(1)	1,329,788	132,979	$1.88	$2,500,000	November 1, 2017	November 1, 2020
Healthcare Industry (Cayman) A Co., Limited	2,659,574	265,957	$1.88	$5,000,000	September 12, 2018	September 12, 2021

(1)

Consists of 1,094,149 shares of Series B preferred stock and warrants to purchase 109,415 shares of Series B preferred stock issued to Cormorant Private Healthcare Fund I, L.P., 191,490 shares of Series B preferred stock and warrants to purchase 19,149 shares of Series B preferred stock issued to Cormorant Global Healthcare Master Fund, L.P., and 44,149 shares of Series B preferred stock and warrants to purchase 4,415 shares of Series B preferred stock issued to CRMA SPV, L.P.

X4 also paid Maxim Partners LLC, or Maxim, fees and reimbursement of expenses of approximately $2.8 million as placement agent for the Series B preferred stock financing, pursuant to a letter agreement between X4 and Maxim, dated as of July 6, 2017, as amended on February 13, 2018. As additional compensation, X4 issued warrants to purchase shares of Series B preferred stock to Maxim. The first warrant was issued on December 28, 2017, is exercisable for 1,219,815 shares of Series B preferred stock, has an exercise price of $1.88 per share, and expires on December 28, 2027. The second warrant was issued on September 12, 2018, is exercisable for 212,765 shares of Series B preferred stock, has an exercise price of $1.88 per share, and expires on September 12, 2028. The letter agreement was terminated, effective as of May 16, 2018. In connection with the termination of the letter agreement, X4 agreed to pay Maxim a fee of $25,000 for expenses incurred after December 31, 2017. In addition, X4 and Maxim agreed that if, within 12 months of termination of the letter agreement, X4 completes a private financing or capital raising activity with certain other qualified investors, X4 would be required to pay Maxim certain agreed upon fee amounts.

Series Seed Preferred Stock Repurchase

In October 2017, X4 entered into a stock repurchase agreement with the Estate of Henri Termeer (the “Termeer Estate”), a founder of X4, pursuant to which X4 agreed to repurchase 598,975 shares of Series Seed preferred stock from the Termeer Estate at an aggregate repurchase price of $1,126,073. Alan E. Walts, Ph.D., a director of X4 elected by the holders of Series Seed preferred stock, serves as a business advisor to the Termeer Estate and receives a monthly consulting fee for such services. Dr. Walts does not have any voting or investment control over the X4 securities held by the Termeer Estate and recused himself from the discussions with respect to this repurchase. The repurchase was settled in January 2018.

Investors’ Rights, Voting and Co-sale Agreements

In connection with X4’s preferred stock financings, it entered into investors’ rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of X4 Preferred Stock and certain holders of X4 Common Stock. In accordance with and pursuant to the terms of the Merger Agreement, these stockholder agreements will terminate upon the closing of the Merger.

Agreements with X4 Directors

Gary J. Bridger, Ph.D.

On November 14, 2017, X4 entered into an independent contractor agreement with Gary J. Bridger, Ph.D., a current director of X4, pursuant to which Dr. Bridger agreed to provide X4 with strategic advice in support of X4’s research and development programs in oncology and WHIM syndrome. The agreement provided for an initial term of six months, which was renewed in accordance with its terms for an additional six months and expired in November 2018. The independent contractor agreement included standard assignment of invention, confidentiality and indemnification provisions. In consideration for the provision of consulting services pursuant to the agreement, Dr. Bridger was paid approximately $105,000.

On October 4, 2018, X4 entered into a letter agreement with Dr. Bridger, pursuant to which Dr. Bridger agreed to serve as a member of the X4 Board of Directors. This letter agreement superseded the independent contractor agreement described above. Pursuant to the letter agreement, X4 granted Dr. Bridger an option to purchase 226,983 shares of its common stock to vest pursuant to the terms of the 2015 Plan and a separate non-qualified stock option agreement to be entered into by and between X4 and Dr. Bridger. The letter agreement also specified that Dr. Bridger would be entitled to receive an annual grant of an option to purchase shares of X4 Common Stock at the level set for independent directors by the X4 Board of Directors, if any. X4 also agreed to reimburse Dr. Bridger for expenses for which he received prior approval from X4. Either X4 or Dr. Bridger may terminate the letter agreement at any time, for any reason, by giving the other 30 days’ prior written notice.

Alan E. Walts, Ph.D.

On November 27, 2016, X4 entered into a letter agreement with its director Alan E. Walts, Ph.D. to outline the applicable terms of his role as a member of the X4 Board of Directors. Pursuant to the letter agreement, X4 and Dr. Walts acknowledged that X4 had previously granted Dr. Walts an option to purchase 70,000 shares of X4 Common Stock, at an exercise price of $0.65 per share, to vest pursuant to the terms of the 2015 Plan and a separate non-qualified stock option agreement previously entered into by and between X4 and Dr. Walts. The letter agreement also specified that Dr. Walts would be entitled to receive an annual grant of an option to purchase shares of X4 Common Stock at the level set for independent directors by the X4 Board of Directors, if any. X4 also agreed to reimburse Dr. Walts for expenses for which he received prior approval from X4. The letter agreement included standard assignment of invention and confidentiality provisions. Either X4 or Dr. Walts may terminate the letter agreement at any time, for any reason, by giving the other 30 days’ prior written notice.

Michael Gilman, Ph.D.

On November 27, 2016, X4 entered into a letter agreement with its director Michael Gilman to outline the applicable terms of his role as a member of the X4 Board of Directors. Pursuant to the letter agreement, X4 and Dr. Gilman acknowledged that X4 had previously granted Dr. Gilman options to purchase 70,000 and 8,000 shares of X4 Common Stock, at an exercise price of $0.65 per share, to vest pursuant to the terms of the 2015 Plan and a separate non-qualified stock option agreement previously entered into by and between X4 and Dr. Gilman. The letter agreement also specified that Dr. Gilman would be entitled to receive an annual grant of an option to purchase shares of X4 Common Stock at the level set for independent directors by the X4 Board of Directors, if any. X4 also agreed to reimburse Dr. Gilman for expenses for which he receives prior approval from X4. The letter agreement included standard assignment of invention, confidentiality and indemnification provisions. Either X4 or Dr. Gilman may terminate the letter agreement at any time, for any reason, by giving the other 30 days’ prior written notice.

Nancy Lurker

On September 20, 2016, X4 entered into a letter agreement with its former director Nancy Lurker pursuant to which Ms. Lurker agreed to serve as Chairwoman of the X4 Board of Directors. Pursuant to the letter agreement, X4 granted Ms. Lurker an option to purchase 175,000 shares of X4 Common Stock to vest pursuant to the terms of the 2015 Plan and a separate non-qualified stock option agreement previously entered into by and between X4 and Ms. Lurker. The letter agreement also specified that Ms. Lurker would be entitled to receive an annual grant of an option to purchase shares of X4 Common Stock at the level set for independent directors by the X4 Board of Directors, if any. X4 also agreed to reimburse Ms. Lurker for expenses for which she received prior approval from X4. The letter agreement included standard assignment of invention, confidentiality and indemnification provisions. Either X4 or Ms. Lurker may terminate the letter agreement at any time, for any reason, by giving the other 30 days’ prior written notice. Ms. Lurker resigned from the X4 Board of Directors as of January 21, 2018.

Combined Organization Related Party Transaction Policy

Following completion of the Merger, it is expected that the combined organization will continue to use the related person transaction policy adopted by Arsanis in connection with its IPO. This policy, however, may be re-evaluated by the combined organization following completion of the Merger and may be subject to change.

The Arsanis Board of Directors has adopted written policies and procedures for the review and approval or ratification of any transaction, arrangement or relationship, or series of similar transactions, arrangements or relationships, in which Arsanis is a participant, the amount involved exceeds $120,000, and one of Arsanis’s executive officers, directors, and director nominees or 5% stockholders (or their immediate family members), each of whom Arsanis refers to as a related person, has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which is referred to as a related person transaction, the related person must report the proposed related person transaction to Arsanis’s Chief Financial Officer. The policy calls for the proposed related person transaction to be reviewed by the Audit Committee. Whenever practicable, the review and approval will occur prior to entry into the transaction. If advance review and approval by the Audit Committee is not practicable based upon the determination of the Chief Financial Officer, the Audit Committee will review and, in its discretion, may ratify the related person transaction at the next meeting of the Audit Committee. The policy also permits the chair of the Audit Committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the Audit Committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the Audit Committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of Arsanis’s business;

•	whether the transaction is proposed to be or was entered into on terms no less favorable to Arsanis than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to Arsanis of, the transaction; and

•

any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The Audit Committee may approve or ratify the transaction only if the committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, Arsanis’s best interests. The Audit Committee may, in its sole discretion, impose any conditions on Arsanis or the related person that it deems appropriate in connection with the related person transaction.

In addition to the transactions that are excluded by the instructions to the SEC’s related person transaction disclosure rule, the Arsanis Board of Directors has determined that the following transactions do not create a direct or indirect material interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

•

interests arising solely from the related person’s position as an executive officer of another entity (whether or not the person is also a director of such entity), that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction and (c) the amount involved in the transaction is less than the greater of $200,000 or 5% of the annual consolidated gross revenues of the other entity that is a party to the transaction; and

•	a transaction that is specifically contemplated by provisions of Arsanis’s restated certificate of incorporation or amended and restated bylaws.

The policy provides that transactions involving compensation of executive officers will be reviewed and approved by the Compensation Committee in the manner specified in its charter.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

On November 26, 2018, Arsanis, X4 and Merger Sub entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into X4, with X4 surviving as a wholly owned subsidiary of Arsanis. At the Effective Time of the Merger, each share of X4 Common Stock outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement and shares held by stockholders who have exercised and perfected appraisal rights or dissenters’ rights as more fully described in the section of this proxy statement/prospectus/information statement titled “The Merger—Appraisal Rights and Dissenters’ Rights”) will be converted into the right to receive shares of Arsanis Common Stock based on the Common Stock Exchange Ratio. The Common Stock Exchange Ratio was initially estimated (as of the date of the execution of the Merger Agreement) to be 0.5948 shares and is currently estimated to be 0.5529 shares of Arsanis Common Stock for each share of X4 Common Stock and is subject to change to account for, among other things, Arsanis’s net cash as of the business day prior to the Closing. Each share of X4 Preferred Stock outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement and shares held by stockholders who have exercised and perfected appraisal rights or dissenters’ rights as more fully described in the section of this proxy statement/prospectus/information statement titled “The Merger—Appraisal Rights and Dissenters’ Rights”) will be converted into the right to receive Arsanis Common Stock based on the Preferred Stock Exchange Ratio. The Preferred Stock Exchange Ratio is equal to the Common Stock Exchange Ratio multiplied by the number of shares of X4 Common Stock into which each share of X4 Preferred Stock is convertible immediately prior to the Effective Time. The Preferred Stock Exchange Ratio is expected to be equal to the Common Stock Exchange Ratio because each share of X4 Preferred Stock is convertible into one share of X4 Common Stock. Because, among other things, the number of shares of Arsanis Common Stock issuable to X4 is determined based on Arsanis’s net cash balance on the business day prior to the Closing and the capitalization of X4 and Arsanis at the Closing, Arsanis Securityholders cannot be certain of the exact number of shares that will be issued to X4 Stockholders when Arsanis Stockholders vote on the proposals at the Special Meeting. The Exchange Ratios referenced above are estimates only and the final Exchange Ratios will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement.

The following unaudited pro forma combined financial information gives effect to the Merger, and does not give effect to the proposed Reverse Stock Split because the proposed Reverse Stock Split is a range or the Potential Financing because the terms of the Potential Financing, if consummated, are not known.

In the unaudited pro forma combined financial statements, the Merger has been accounted for as a business combination using the acquisition method of accounting under the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations, or ASC 805. The Merger will be accounted for as a reverse acquisition with X4 being deemed the acquiring company for accounting purposes. Under ASC 805, X4, as the accounting acquirer, will record the assets acquired and liabilities assumed of Arsanis in the Merger at their fair values as of the acquisition date.

X4 was determined to be the accounting acquirer based on an analysis of the criteria outlined in ASC 805 and the facts and circumstances specific to the Merger, including the expectations that, immediately following the Merger: (1) X4 Stockholders will own a substantial majority of the voting rights of the combined organization; (2) X4 will designate a majority (five of seven) of the initial members of the board of directors of the combined organization; and (3) X4’s senior management will hold all key positions in senior management of the combined organization.

Because X4 has been determined to be the accounting acquirer in the Merger, but not the legal acquirer, the Merger is deemed a reverse acquisition under the guidance of ASC 805. As a result, upon consummation of the Merger, the historical financial statements of X4 will become the historical financial statements of the combined organization.

The unaudited pro forma combined balance sheet data as of September 30, 2018 gives effect to the Merger as if it took place on September 30, 2018. The unaudited pro forma combined statement of operations data for the year ended December 31, 2017 and the nine months ended September 30, 2018 gives effect to the Merger as if it took place on January 1, 2017. The historical financial statements of Arsanis and X4 have been adjusted to give pro forma effect to events that are (1) directly attributable to the Merger, (2) factually supportable, and (3) with respect to the unaudited pro forma combined statements of operations, expected to have a continuing impact on the combined results of operations of the combined organization.

The unaudited pro forma combined financial information is based on assumptions and adjustments that are described in the accompanying notes. The application of the acquisition method of accounting is dependent upon certain valuations and other studies that have yet to be completed. Accordingly, the pro forma adjustments reflected in the unaudited pro forma combined financial statements are preliminary and based on estimates, subject to further revision as additional information becomes available and additional analyses are performed, and have been made solely for the purpose of providing the unaudited pro forma combined financial information. Differences between the preliminary adjustments reflected in the unaudited pro forma combined financial information and the final application of the acquisition method of accounting, which is expected to be completed as soon as practicable after the closing of the Merger, may arise, and those differences could have a material impact on the accompanying unaudited pro forma combined financial information and the combined organization’s future results of operations and financial position. In addition, differences between the preliminary and final adjustments will likely occur as a result of the amount of cash used for Arsanis’s operations, changes in fair value of the Arsanis Common Stock and other changes in Arsanis’s assets and liabilities between September 30, 2018 and the closing date of the Merger.

The unaudited pro forma combined financial information does not give effect to the potential impact of operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Arsanis and X4 been a combined organization during the specified periods.

The unaudited pro forma combined financial statements, including the notes thereto, should be read in conjunction with the separate historical consolidated financial statements of Arsanis and X4 and the sections of this proxy statement/prospectus/information statement titled “Arsanis Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “X4 Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Arsanis’s historical audited consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 and unaudited condensed consolidated financial statements for the nine months ended September 30, 2018 and 2017 are included elsewhere in this proxy statement/prospectus/information statement. X4’s historical audited consolidated financial statements for the years ended December 31, 2017 and 2016 and unaudited consolidated financial statements for the nine months ended September 30, 2018 and 2017 are included elsewhere in this proxy statement/prospectus/information statement.

Unaudited Pro Forma Combined Balance Sheet

September 30, 2018

(in thousands)

	Historical X4	Historical Arsanis	Merger Pro Forma Adjustments	Notes	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$9,840	$40,753	$—		$50,593
Grant and incentive receivables	—	2,870	—		2,870
Restricted cash	—	51	—		51
Prepaid expenses and other current assets	853	1,260	—		2,113

Total current assets	10,693	44,934	—		55,627
Property and equipment, net	267	323	—		590
Restricted cash	364	543	—		907
Indefinite-lived intangible assets	—	—	8,800	(6a)	8,800
Goodwill	—	—	10,449	(6b)	10,449
Other assets	—	101	—		101

Total assets	$11,324	$45,901	$19,249		$76,474

Liabilities, Convertible Preferred Stock, Redeemable Common Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$1,870	$2,126	$—		$3,996
Accrued expenses	2,899	3,092	11,551	(6c, d, e)	17,542
Unearned income	—	727	—		727
Current portion of long-term debt, net of discount	759	2,908	—		3,667

Total current liabilities	5,528	8,853	11,551		25,932
Preferred stock warrant liability	1,681	—	(1,681)	(6f)	—
Long-term debt, including accretion, net of current portion	3,869	7,827	73	(6g)	11,769
Deferred rent, net of current portion	418	—	—		418
Unearned income	—	1,318	—		1,318
Other liabilities	511	6	—		517

Total liabilities	12,007	18,004	9,943		39,954

Convertible preferred stock	64,675	—	(64,675)	(6h)	—
Redeemable common stock	734	—	(734)	(6h)	—
Stockholders’ equity (deficit):
Common stock	4	14	21	(6h, i, j)	39
Additional paid-in capital	1,859	153,667	(48,596)	(6f, h, i, j)	106,930
Accumulated other comprehensive income	—	144	(144)	(6i)	—
Accumulated deficit	(67,955)	(125,928)	123,434	(6c, d, e, i)	(70,449)

Total stockholders’ equity (deficit)	(66,092)	27,897	74,715		36,520

Total liabilities, convertible preferred stock, redeemable common stock and stockholders’ equity (deficit)	$11,324	$45,901	$19,249		$76,474

See accompanying notes to the unaudited pro forma combined financial statements.

Unaudited Pro Forma Combined Statements of Operations

For the Nine Months Ended September 30, 2018

(in thousands, except share and per share amounts)

	Historical X4	Historical Arsanis	Merger Pro Forma Adjustments	Notes		Pro Forma Combined
Operating expenses:
Research and development	$15,657	$26,635	$—			$42,292
General and administrative	5,374	9,778	—			15,152

Total operating expenses	21,031	36,413	—			57,444

Loss from operations	(21,031)	(36,413)	—			(57,444)

Other income (expense):
Grant and incentive income	—	2,977	—			2,977
Interest income	187	637	—			824
Interest expense	(484)	(785)	13	(7a	)	(1,256)
Change in fair value of preferred stock warrant liability	(264)	—	264	(7b	)	—
Change in fair value of derivative liability	(411)	—	411	(7c	)	—
Other income (expense), net	—	(79)	—			(79)

Total other income (expense), net	(972)	2,750	688			2,466

Net loss	(22,003)	(33,663)	688			(54,978)
Accruing dividends on convertible preferred stock	(2,244)	—	2,244	(7d	)	—
Adjustment to accumulated deficit in connection with repurchase of Series Seed convertible preferred stock	(22)	—	22	(7e	)	—

Net loss attributable to common stockholders	$(24,269)	$(33,663)	$2,954			$(54,978)

Net loss per share attributable to common stockholders—basic and diluted	$(5.03)	$(2.35)				$(1.46)

Weighted average common shares outstanding—basic and diluted	4,825,802	14,304,721	18,648,270	(7f	)	37,778,793

See accompanying notes to the unaudited pro forma combined financial statements.

Unaudited Pro Forma Combined Statements of Operations

For the Year Ended December 31, 2017

(in thousands, except share and per share amounts)

	Historical X4	Historical Arsanis	Merger Pro Forma Adjustments	Notes		Pro Forma Combined
Operating expenses:
Research and development	$17,066	$28,128	$—			$45,194
General and administrative	5,181	8,005	—			13,186

Total operating expenses	22,247	36,133	—			58,380

Loss from operations	(22,247)	(36,133)	—			(58,380)

Other income (expense):
Grant and incentive income	—	3,868	—			3,868
Interest income	64	214	—			278
Interest expense	(490)	(2,079)	17	(7a	)	(2,552)
Change in fair value of preferred stock warrant liability	1,360	(31)	(1,360)	(7b	)	(31)
Change in fair value of derivative liability	(94)	762	94	(7c	)	762
Loss on preferred stock repurchase liability	(587)	—	587	(7e	)	—
Loss on extinguishment of debt	—	(462)	—			(462)
Other income (expense), net	—	(16)	—			(16)

Total other income (expense), net	253	2,256	(662)			1,847

Net loss	(21,994)	(33,877)	(662)			(56,533)
Accruing dividends on convertible preferred stock	(3,000)	—	3,000	(7d	)	—
Accretion of redeemable convertible preferred stock to redemption value	—	(44)	—			(44)

Net loss attributable to common stockholders	$(24,994)	$(33,921)	$2,338			$(56,577)

Net loss per share attributable to common stockholders—basic and diluted	$(5.19)	$(16.45)				$(3.10)

Weighted average common shares outstanding—basic and diluted	4,818,327	2,061,845	11,378,991	(7f	)	18,259,163

See accompanying notes to the unaudited pro forma combined financial statements.

Notes to Unaudited Pro Forma Combined Financial Statements

1.	Description of the Merger

Merger of X4 and Arsanis

On November 26, 2018, Arsanis, X4 and Merger Sub entered into the Merger Agreement pursuant to which Merger Sub will merge with and into X4, with X4 surviving as a wholly owned subsidiary of Arsanis. At the Effective Time of the Merger, each share of X4 Common Stock outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement and shares held by stockholders who have exercised and perfected appraisal rights or dissenters’ rights as more fully described in the section of this proxy statement/prospectus/information statement titled “The Merger—Appraisal Rights and Dissenters’ Rights”) will be converted into the right to receive shares of Arsanis Common Stock based on the Common Stock Exchange Ratio. The Common Stock Exchange Ratio was initially estimated (as of the date of the execution of the Merger Agreement) to be 0.5948 shares and is currently estimated to be 0.5529 shares of Arsanis Common Stock for each share of X4 Common Stock and is subject to change to account for, among other things, Arsanis’s net cash, as defined in the Merger Agreement, as of the business day prior to the Closing. Each share of X4 Preferred Stock outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement and shares held by stockholders who have exercised and perfected appraisal rights or dissenters’ rights as more fully described in the section of this proxy statement/prospectus/information statement titled “The Merger—Appraisal Rights and Dissenters’ Rights”) will be converted into the right to receive Arsanis Common Stock based on the Preferred Stock Exchange Ratio. The Preferred Stock Exchange Ratio is equal to the Common Stock Exchange Ratio multiplied by the number of shares of X4 Common Stock into which each share of X4 Preferred Stock is convertible immediately prior to the Effective Time. The Preferred Stock Exchange Ratio is expected to be equal to the Common Stock Exchange Ratio because each share of X4 Preferred Stock is convertible into one share of X4 Common Stock. Because, among other things, the number of shares of Arsanis Common Stock issuable to X4 is determined based on Arsanis’s net cash balance the business day prior to the Closing and the capitalization of X4 and Arsanis at the Closing, Arsanis Securityholders cannot be certain of the exact number of shares that will be issued to X4 Stockholders when Arsanis Stockholders vote on the proposals at the Special Meeting. The Exchange Ratios referenced above are estimates only and the final Exchange Ratios will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement.

2.	Basis of Presentation

The accompanying unaudited pro forma combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X. The unaudited pro forma combined balance sheet as of September 30, 2018 was prepared using the historical balance sheets of X4 and Arsanis as of September 30, 2018 and gives effect to the Merger as if it occurred on September 30, 2018. The unaudited pro forma combined statements of operations for the year ended December 31, 2017 and the nine months ended September 30, 2018 give effect to the Merger as if it occurred on January 1, 2017 and were prepared using:

•	the historical audited consolidated financial statements of X4 for the year ended December 31, 2017;

•	the historical audited consolidated financial statements of Arsanis for the year ended December 31, 2017;

•	the historical unaudited consolidated financial statements of X4 for the nine months ended September 30, 2018; and

•	the historical unaudited condensed consolidated financial statements of Arsanis for the nine months ended September 30, 2018.

The unaudited pro forma combined financial information does not include the impacts of any revenue, cost or other operating synergies that may result from the Merger or any related restructuring costs that may be contemplated and does not give effect to the proposed Reverse Stock Split because the proposed Reverse Stock Split is a range or the Potential Financing because the terms of the Potential Financing, if consummated, are not known.

3.	Accounting Policies

During the preparation of the accompanying unaudited pro forma combined financial information, X4 was not aware of any material differences between X4’s accounting policies and the accounting policies of Arsanis. Following the consummation of the Merger, X4 will conduct a more detailed review of Arsanis’s accounting policies. As a result, X4 may identify differences between the accounting policies of the two companies that, when conformed, could have had a material impact on the accompanying unaudited pro forma combined financial information.

4.	Accounting for the Merger

Based on the current expectation of the Common Stock Exchange Ratio and Preferred Stock Exchange Ratio of 0.5529 set forth above, immediately following the Merger, Arsanis Securityholders (excluding for this purpose certain out-of-the-money Arsanis Options and Arsanis Warrants) are expected to own approximately 31.9% of the outstanding capital stock of the combined organization on a fully diluted basis, and current X4 Securityholders are expected to own approximately 68.1% of the outstanding capital stock of the combined organization on a fully diluted basis. Arsanis expects that X4 Stockholders would be entitled to receive approximately 24,829,406 shares of Arsanis Common Stock in connection with the Merger, based on the number of shares of X4 Common Stock and X4 Preferred Stock outstanding as of September 30, 2018. In addition, pursuant to the terms of the Merger Agreement, Arsanis will assume all outstanding stock options and warrants to purchase shares of X4 Common Stock at the closing of the Merger. Assuming that the Merger had occurred on September 30, 2018, such stock options would become options to purchase approximately 4,186,789 shares of Arsanis Common Stock and such warrants would become warrants to purchase approximately 2,728,838 shares of Arsanis Common Stock. However, the actual number of shares of Arsanis Common Stock issuable following the Merger under such X4 options and warrants assumed by Arsanis will be determined at the closing of the Merger based upon the applicable Exchange Ratios and the actual number of shares issuable upon the exercise of stock options and warrants to purchase shares of X4 Common Stock outstanding at the time.

The total estimated purchase price to be paid in the Merger has been allocated to the tangible and intangible assets acquired and liabilities assumed of Arsanis based on their preliminary estimated fair values as of the completion of the Merger, with the excess allocated to goodwill. The following summarizes the preliminary estimate of the purchase price to be paid in the Merger (in thousands, except share and per share amounts):

Estimated number of shares of the combined organization to be owned by Arsanis Stockholders(1)	14,565,410
Multiplied by the fair value per share of Arsanis Common Stock(2)	$2.61

Estimated purchase price	$38,016

(1)

The final purchase price will be determined based on the number of shares of Arsanis Common Stock that Arsanis Securityholders own immediately prior to the closing of the Merger. For purposes of this unaudited pro forma combined financial information, the estimated number of shares of 14,565,410 represents (a) 14,315,410 shares of Arsanis Common Stock outstanding as of September 30, 2018 and (b) 250,000 shares of restricted Arsanis Common Stock that will become vested in full upon the closing of the Merger. In addition, for purposes of this unaudited pro forma combined financial information, the final purchase price does not include the impact of the portion of the fair value of certain Arsanis Options attributable to precombination employee services because the amount is not expected to be material. Further, the estimated number of shares does not reflect the impact of the proposed Reverse Stock Split or other changes in the number of shares of Arsanis Common Stock that have occurred or may occur from October 1, 2018 through the closing date of the Merger.

(2)

The estimated purchase price was based on the last reported sale price of Arsanis Common Stock on the Nasdaq Global Market on February 11, 2019. The requirement to base the final purchase price on the number of shares of and fair market value of Arsanis Common Stock outstanding immediately prior to the closing of the Merger could result in a purchase price and goodwill different from that assumed in this unaudited pro forma combined financial information, and that difference may be material. A 10% increase (decrease) in the Arsanis Common Stock price from the $2.61 per share price assumed in this unaudited pro forma combined financial information would increase (decrease) the estimated purchase price by $3.8 million, with a corresponding change to goodwill. Therefore, the estimated consideration expected to be transferred reflected in this unaudited pro forma combined financial information does not purport to represent what the actual consideration transferred will be when the Merger is completed. The actual purchase price will fluctuate until the closing date of the Merger, and the final valuation of the purchase consideration could differ materially from the current estimate.

The following table illustrates the effect of a change in the price of Arsanis Common Stock on the estimated total purchase price and estimated goodwill in the Merger (in thousands, except per share amounts):

Change in Stock Price	Arsanis Stock Price	Estimated Purchase Price	Estimated Goodwill (Bargain Purchase)
Increase of 10%	$2.87	$41,817	$14,250
Decrease of 10%	$2.35	$34,214	$6,647
Increase of 25%	$3.26	$47,520	$19,953
Decrease of 25%	$1.96	$28,512	$945
Increase of 50%	$3.92	$57,024	$29,457
Decrease of 50%	$1.31	$19,008	$(8,559)

Under the acquisition method of accounting, the total purchase price is allocated to the acquired tangible and intangible assets and assumed liabilities of Arsanis based on their estimated fair values as of the closing date of the Merger. Because the estimated consideration to be paid by X4 in the Merger is more than the estimated aggregate fair values of Arsanis’s net assets acquired, goodwill equal to the difference has been reflected in the unaudited pro forma combined balance sheet. Goodwill of $10.4 million determined for the purpose of this unaudited pro forma combined financial information has been calculated using preliminary estimates of the fair value of the net assets of Arsanis as of September 30, 2018. The final determination of the amount of goodwill will be based on (1) the final determination of the fair values of the net assets of Arsanis acquired as of the closing date of the Merger and (2) the fair value of purchase consideration on the closing date of the Merger, both of which could be materially different from the amounts as of September 30, 2018. Management believes that the net assets of Arsanis will decline prior to the close of the Merger, which could result in an increase in goodwill. The Exchange Ratios are subject to change based on changes in Arsanis’s net cash balance on the business day prior to the closing of the Merger.

The following summarizes the preliminary allocation of the estimated purchase price to be paid in the Merger as if it had been completed on September 30, 2018 (in thousands):

Cash and cash equivalents	$40,753
Other current assets	4,181
Property and equipment, net	323
IPR&D indefinte-lived intangible assets	8,800
Other assets, non-current	644
Current liabilities	(15,002)
Loan payable, current(1)	(2,908)
Loans payable, non-current	(7,900)
Other liabilities, non-current	(1,324)
Goodwill	10,449

Estimated purchase price	$38,016

(1)	This loan, with a carrying amount of $2.9 million as of September 30, 2018, was voluntarily repaid by Arsanis on October 31, 2018 and, as a result, will not be assumed by X4 in the Merger.

The application of the acquisition method of accounting is dependent upon certain valuations and other studies that have yet to be completed. The purchase price allocation will remain preliminary until X4 management determines the fair values of assets acquired and liabilities assumed upon the closing of the Merger. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the Merger and will be based on the fair values of the assets acquired and liabilities assumed as of the closing date of the Merger. The final amounts allocated to assets acquired and liabilities assumed could differ materially from the amounts presented in the unaudited pro forma combined financial statements.

5.	Shares of Arsanis Common Stock Issued to X4 Stockholders upon Closing of the Merger

As part of the Merger, all outstanding shares of X4 Preferred Stock will be converted into shares of Arsanis Common Stock. Based on the 4,830,406 shares of X4 Common Stock (including 1,129,823 shares of redeemable X4 Common Stock) and the 40,079,567 shares of X4 Preferred Stock outstanding as of September 30, 2018, and based on the preliminary estimated Common Stock Exchange Ratio and Preferred Stock Exchange Ratio determined in accordance with the terms of the Merger Agreement of 0.5529, Arsanis expects to issue approximately 24,829,406 shares of Arsanis Common Stock in the Merger, determined as follows:

X4 Common Stock outstanding as of September 30, 2018	3,700,583
Redeemable X4 Common Stock outstanding as of September 30, 2018	1,129,823

X4 Common Stock assumed outstanding prior to the closing of the Merger	4,830,406
Assumed Common Stock Exchange Ratio	0.5529

2,670,590

X4 Preferred Stock outstanding as of September 30, 2018	40,079,567
Assumed Preferred Stock Exchange Ratio	0.5529

22,158,816

Estimated shares of Arsanis Common Stock issued to X4 Stockholders upon closing of the Merger	24,829,406

In addition, in connection with the Merger, Arsanis will assume all of the outstanding options and warrants to acquire X4 stock and such options and warrants will become exercisable for shares of Arsanis Common Stock following the Merger. See Note 4.

6.	Adjustments to Unaudited Pro Forma Combined Balance Sheet as of September 30, 2018

The unaudited pro forma combined balance sheet includes pro forma adjustments that are (1) directly attributable to the Merger and (2) factually supportable. Based on X4’s management’s review of Arsanis’s summary of significant accounting policies, the nature and amount of any adjustments to the historical financial statements of Arsanis to conform to the accounting policies of X4 are not expected to be significant. The unaudited pro forma combined balance sheet does not reflect the proposed Reverse Stock Split. The pro forma adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

(a)

Represents adjustments to record identifiable intangible assets of Arsanis at their fair values as of the closing date of the Merger. The estimated fair values of identifiable intangible assets are preliminary and are determined based on assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). The final fair value determinations for identifiable intangible assets may differ from this preliminary determination, and such differences could be material.

The preliminary fair values were estimated using a combination of an income approach and a cost approach. The underlying assumptions and estimates used to estimate the fair values of the in-process research and development, or IPR&D, indefinite-lived intangible assets could change. For this and other reasons, actual results could vary materially from estimated results. Because the IPR&D intangible assets are indefinite-lived intangible assets, no pro forma adjustment for related amortization has been reflected in the unaudited pro forma combined statements of operations. The IPR&D intangible assets are subject to testing for impairment annually and upon other triggering events. These intangible assets would only be amortized over their respective estimated useful lives after approval, if any, by the FDA or other regulatory agencies.

A summary of the adjustment to record the identifiable intangible assets acquired in connection with the Merger at their estimated fair values is as follows (in thousands):

In-Process Research & Development:
ASN500 Respiratory Syncytial Virus (RSV)	$3,900
ASN200 E. coli	3,300
ASN300 K. pneumoniae	1,600

Total IPR&D indefinite-lived intangible assets	$8,800

(b)

Represents an adjustment to record goodwill resulting from the Merger. Goodwill represents the excess of the aggregate purchase consideration over the preliminary estimated fair values of recorded tangible and intangible assets acquired and liabilities assumed in the Merger. The actual amount of goodwill to be recorded in connection with the Merger is subject to change once X4’s valuation of the fair value of tangible and intangible assets acquired and liabilities assumed has been completed. The final valuation of such assets and liabilities is expected to be completed as soon as practicable but no later than one year after the consummation of the Merger. See Note 4 for the calculation of the residual amount of goodwill estimated to be recorded in connection with the Merger.

(c)

Represents an increase to accrued liabilities of $7.9 million related to transaction costs incurred or to be incurred after September 30, 2018 by X4 and Arsanis in connection with the Merger, principally consisting of financial advisor, legal, insurance, auditor and printer fees. Approximately $2.0 million of the transaction costs relate to X4 and have been reflected as an increase to accumulated deficit in the unaudited combined pro forma balance sheet. Approximately $6.0 million of the transaction costs relate to Arsanis and have been reflected as an increase to goodwill in the unaudited combined pro forma balance sheet. These pro forma adjustments are not reflected in the unaudited pro forma combined statements of operations as these amounts are not expected to have a continuing impact on the operating results of the combined organization.

(d)

Represents an increase to accrued liabilities of $2.5 million related to retention bonuses payable to employees of Arsanis contingent upon their continued employment through the earlier of the closing date of the Merger, termination of employment without cause or March 31, 2019. This adjustment resulted in an increase to accumulated deficit of $0.5 million related to retention bonuses that were determined to be for the benefit of X4, as they represent expenses of the combined organization. In addition, the adjustment resulted in an increase to goodwill of $2.0 million related to retention bonuses communicated by Arsanis in August and September 2018 prior to Arsanis entering into negotiations with X4 regarding the Merger as those retention bonuses were determined to be for the benefit of Arsanis. In addition to the $2.5 million of retention bonuses accrued as a liability, Arsanis has obligations of $0.8 million as of September 30, 2018 for retention bonuses communicated prior to the announcement of the proposed Merger with X4 (and unrelated to the Merger) that are payable as employees perform services for the retention period. Such amounts are not recorded as a pro forma adjustment to the unaudited pro forma combined balance sheet or unaudited pro forma combined statements of operations as they are not directly attributable to the Merger.

(e)

Represents an increase to accrued liabilities, as well as a corresponding increase to goodwill, of $1.1 million related to severance payable to the former chief executive officer of Arsanis upon termination of employment in accordance with the terms of the former chief executive officer’s original employment agreement as that severance payment was determined to be for the benefit of Arsanis.

(f)

Represents a decrease to the preferred stock warrant liability, as well as a corresponding increase to additional paid-in capital, to give effect to all outstanding warrants to purchase shares of X4 Preferred Stock becoming warrants to purchase shares of Arsanis Common Stock pursuant to the Merger Agreement.

(g)

Represents an adjustment to record assumed loans payable of Arsanis at their respective fair values as of the closing date of the Merger. The estimated fair values of the loans payable are preliminary. The final fair value determinations for the loans may differ from these preliminary determinations, and such differences could be material.

(h)

Represents the conversion of all outstanding shares of X4 Preferred Stock into 22,158,816 shares of Arsanis Common Stock and the conversion of all outstanding shares of redeemable X4 Common Stock into 624,646 shares of Arsanis Common Stock pursuant to the Merger Agreement, as if the Merger had occurred on September 30, 2018 (see Note 5).

(i)

Represents an adjustment to eliminate Arsanis’s historical equity of $27.9 million, which represents the historical book value of Arsanis’s net assets, as a result of the application of the acquisition method of accounting.

(j)

Represents a decrease to common stock (at par value) of $6,000 and an increase to additional paid-in capital of $38.0 million to reflect the assumed issuance of 24,829,406 shares of Arsanis Common Stock, par value of $0.001 per share, to X4 Stockholders in connection with the Merger.

7.	Adjustments to Unaudited Pro Forma Combined Statements of Operations for the Year Ended December 31, 2017 and the Nine Months Ended September 30, 2018

The unaudited pro forma combined statements of operations include pro forma adjustments that are (1) directly attributable to the Merger, (2) factually supportable and (3) expected to have a continuing impact on the results of operations of the combined organization. Based on X4’s management’s review of Arsanis’s summary of significant accounting policies, the nature and amount of any adjustments to the historical financial statements of Arsanis to conform to the accounting policies of X4 are not expected to be significant. The unaudited pro forma combined statements of operations do not reflect the proposed Reverse Stock Split. The pro forma adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

(a)

Represents an adjustment of $13,000 and $17,000 for the nine months ended September 30, 2018 and the year ended December 31, 2017, respectively, as a reduction of interest expense related to the amortization of the fair value adjustments to the assumed loans payable of Arsanis.

(b)

Represents an adjustment to eliminate an expense of $0.3 million for the nine months ended September 30, 2018 and income of $1.4 million for the year ended December 31, 2017 to eliminate the impact of the change in the fair value of preferred stock warrant liability for warrants issued by X4 as it is assumed that all warrants would have become exercisable for Arsanis Common Stock pursuant to the Merger Agreement. As a result, the preferred stock warrants would no longer be subject to fair value accounting following the assumed closing of the Merger on January 1, 2017.

(c)

Represents an adjustment of $0.4 million and $0.1 million for the nine months ended September 30, 2018 and the year ended December 31, 2017, respectively, to eliminate the impact of the change in the fair value of the derivative liability as the Merger qualifies as a change of control event, as defined in the agreement, and the related contingent payment to Genzyme is required upon the Merger. As a result, the derivative liability would have been settled upon the assumed closing of the Merger on January 1, 2017.

(d)

Represents an adjustment of $2.2 million and $3.0 million for the nine months ended September 30, 2018 and the year ended December 31, 2017, respectively, to eliminate the impact of accruing dividends on X4 Preferred Stock in the determination of pro forma combined net loss attributable to common stockholders as it is assumed that all X4 Preferred Stock would have been converted into Arsanis Common Stock pursuant to the Merger Agreement on January 1, 2017.

(e)

Represents an adjustment of $22,000 and $0.6 million for the nine months ended September 30, 2018 and the year ended December 31, 2017, respectively, to eliminate the impact of the repurchase of Series Seed preferred stock, including the loss on the preferred stock repurchase liability, as it is assumed that all X4 Preferred Stock would have been converted into Arsanis Common Stock pursuant to the Merger Agreement on January 1, 2017.

(f)

Represents an adjustment to increase the weighted average number of common shares outstanding for the period after giving effect to the issuance of Arsanis Common Stock in connection with the Merger. The adjustment has been prepared to give effect to shares issued in the Merger as if such issuances had occurred on the later of January 1, 2017 or the issuance date of the underlying securities. The following table presents this pro forma adjustment, without giving effect to the proposed Reverse Stock Split, as follows (presented on a weighted average basis):

	Year Ended December 31, 2017	Nine Months Ended September 30, 2018
Weighted average shares of Arsanis Common Stock issued for X4 Common Stock in connection with the Merger, applying the Common Stock Exchange Ratio of 0.5529	2,663,911	2,668,044
Weighted average shares of Arsanis Common Stock issued for X4 Preferred Stock in connection with the Merger, applying the Preferred Stock Exchange Ratio of 0.5529	13,533,407	20,806,028

	16,197,318	23,474,072
Weighted average common shares of Arsanis outstanding	2,061,845	14,304,721

Pro forma combined weighted average common shares outstanding—basic and diluted	18,259,163	37,778,793

8.	Items Not Included in the Unaudited Pro Forma Combined Financial Statements

The unaudited pro forma combined statements of operations do not include any non-recurring transaction costs incurred by X4 or Arsanis after September 30, 2018 as those fees are not expected to have a continuing impact on the operations of the combined organization.

The unaudited pro forma combined statements of operations do not include the impacts of any cost or other operating synergies that may result from the Merger or any related restructuring costs that may be contemplated.

The unaudited pro forma combined statements of operations do not include an adjustment of $3.6 million for (1) retention bonuses to be paid to employees of Arsanis contingent upon their continued employment through the earlier of the closing date of the Merger, termination of employment without cause or March 31, 2019 and (2) severance payable to the former chief executive officer of Arsanis upon termination of employment as those expenses are not expected to have a continuing impact on the operations of the combined organization.

The unaudited pro forma combined balance sheet and the unaudited pro forma combined statements of operations do not include an adjustment of $0.8 million as of September 30, 2018 for retention bonuses communicated prior to the announcement of the proposed Merger with X4 (and unrelated to the Merger) as such amounts are not directly attributable to the Merger.

DESCRIPTION OF ARSANIS CAPITAL STOCK

The following description of Arsanis capital stock and provisions of Arsanis’s restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to such restated certificate of incorporation and amended and restated bylaws and applicable provisions of Delaware corporate law. Arsanis has filed copies of these documents with the SEC as exhibits to its periodic filings, and they are incorporated herein by reference.

General

Arsanis’s authorized capital stock consists of 200,000,000 shares of Arsanis Common Stock, par value $0.001 per share, and 10,000,000 shares of Arsanis preferred stock, par value $0.001 per share, all of which preferred stock is undesignated.

Common Stock

Holders of Arsanis Common Stock are entitled to one vote for each share held on all matters submitted to a vote of Arsanis Stockholders and do not have cumulative voting rights. Each election of directors by Arsanis Stockholders will be determined by a plurality of the votes cast by Arsanis Stockholders entitled to vote on the election. Holders of Arsanis Common Stock are entitled to receive proportionately any dividends as may be declared by the Arsanis Board of Directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of Arsanis’s liquidation or dissolution, the holders of Arsanis Common Stock are entitled to receive proportionately all assets available for distribution to Arsanis Stockholders after the payment of all debts and other liabilities and subject to the prior rights of any of Arsanis’s outstanding preferred stock. Holders of Arsanis Common Stock have no pre-emptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Arsanis Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of Arsanis preferred stock that Arsanis may designate and issue in the future.

Preferred Stock

Under the terms of Arsanis’s restated certificate of incorporation, the Arsanis Board of Directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. The Arsanis Board of Directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing the Arsanis Board of Directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of Arsanis outstanding voting stock. As of the date of this proxy statement/prospectus/information statement, there are no shares of preferred stock outstanding, and Arsanis has no present plans to issue any shares of preferred stock.

Warrants

As of December 31, 2018, Arsanis had outstanding warrants to purchase an aggregate of 10,414 shares of Arsanis Common Stock, at a weighted average exercise price of $14.89 per share.

These warrants provide for adjustments in the event of specified reclassifications, stock dividends, stock splits or other changes in Arsanis’s corporate structure.

Options

As of December 31, 2018, Arsanis had outstanding options to purchase an aggregate of 1,943,390 shares of Arsanis Common Stock, at a weighted average exercise price of $10.13 per share.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Delaware Law

Arsanis is subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless either the interested stockholder attained such status with the approval of the Arsanis Board of Directors, the business combination is approved by the Arsanis Board of Directors and Arsanis Stockholders in a prescribed manner or the interested stockholder acquired at least 85% of Arsanis outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving Arsanis and the “interested stockholder” and the sale of more than 10% of Arsanis’s assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of Arsanis outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Staggered Board; Removal of Directors

Arsanis’s restated certificate of incorporation and amended and restated bylaws divide the Arsanis Board of Directors into three classes with staggered three-year terms. In addition, Arsanis’s certificate of incorporation and bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% of shares of Arsanis capital stock present in person or by proxy and entitled to vote. Under Arsanis’s certificate of incorporation and bylaws, any vacancy on the Arsanis Board of Directors, including a vacancy resulting from an enlargement of the Arsanis Board of Directors, may be filled only by vote of a majority of directors then in office or by a sole remaining director. Furthermore, Arsanis’s certificate of incorporation provides that the authorized number of directors may be changed only by the resolution of the Arsanis Board of Directors. The classification of the Arsanis Board of Directors and the limitations on the ability of Arsanis Stockholders to remove directors, change the authorized number of directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of Arsanis.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Arsanis’s restated certificate of incorporation and amended and restated bylaws provide that any action required or permitted to be taken by Arsanis Stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Arsanis’s certificate of incorporation and bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the Arsanis Board of Directors, Arsanis’s chief executive officer or the Arsanis Board of Directors. In addition, Arsanis’s bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the Arsanis Board of Directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Arsanis Board of Directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to Arsanis’s secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of Arsanis’s outstanding voting securities. These provisions also could discourage a third party from making a tender offer for Arsanis Common Stock because even if the third party acquired a majority of Arsanis’s outstanding voting stock, it would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting and not by written consent.

Super-Majority Voting

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Arsanis’s bylaws may be amended or repealed by a majority vote of the Arsanis Board of Directors or the affirmative vote of the holders of at least 75% of the votes that all Arsanis Stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all Arsanis Stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of Arsanis’s certificate of incorporation described above.

Exclusive Forum Selection

Arsanis’s certificate of incorporation provides that, unless Arsanis consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of Arsanis, (2) any action asserting a claim of breach of a fiduciary duty owed by any of Arsanis’s directors, officers, employees or stockholders to Arsanis or Arsanis Stockholders, (3) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim arising pursuant to any provision of Arsanis’s certificate of incorporation or bylaws (in each case, as they may be amended from time to time) or governed by the internal affairs doctrine. Although Arsanis’s certificate of incorporation contains the choice of forum provision described above, it is possible that a court could rule that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Registration Rights

Private Placement Registration Rights

Under the terms of a share purchase agreement with New Enterprise Associates 16, L.P., or NEA, Arsanis has granted NEA the right to require Arsanis to register 2,000,000 shares of Arsanis Common Stock under the Securities Act, at any time, subject to specified limitations set forth in such share purchase agreement. Arsanis is not obligated to file a registration statement pursuant to this provision on more than two occasions. After registration pursuant to these rights, the registrable securities will become freely tradable without restriction under the Securities Act.

Expenses

Pursuant to the share purchase agreement, Arsanis is required to pay all registration expenses, including all registration, filing and printing fees, issuer counsel and accounting fees and expenses, costs and expenses associated with clearing the shares for sale under applicable Blue Sky laws, listing fees, expenses incurred by Arsanis in connection with any “road show,” and reasonable fees, charges and disbursements of counsel to NEA, but excluding underwriting discounts or commissions and fees with respect to the shares being sold.

The share purchase agreement contains customary cross-indemnification provisions, pursuant to which Arsanis is obligated to indemnify NEA in the event of material misstatements or omissions in the registration statement attributable to Arsanis, and NEA is obligated to indemnify Arsanis for material misstatements or omissions in the registration statement attributable to NEA.

Second Amended and Restated Investors’ Rights Agreement

Arsanis has entered into a second amended and restated investors’ rights agreement, as amended, with certain holders of Arsanis Common Stock. Under the terms of such investors’ rights agreement, these holders have the right to require Arsanis to register their shares under the Securities Act, under specified circumstances. Arsanis refers to the shares with these registration rights as registrable securities. After registration pursuant to these rights, the registrable securities will become freely tradable without restriction under the Securities Act.

Demand and Form S-3 Registration Rights

Subject to specified limitations set forth in the investors’ rights agreement, at any time, the holders of at least 25% of the then outstanding registrable securities may demand that Arsanis register registrable securities then outstanding under the Securities Act for purposes of a public offering having an aggregate offering price to the public of not less than $10.0 million. Arsanis is not obligated to file a registration statement pursuant to this provision on more than two occasions.

In addition, subject to specified limitations set forth in the investors’ rights agreement, at any time after Arsanis becomes eligible to file a registration statement on Form S-3, holders of the registrable securities then outstanding may request that Arsanis registers its registrable securities on Form S-3 for purposes of a public offering for which the reasonably anticipated aggregate offering price to the public would exceed $1.0 million. Arsanis is not obligated to file a registration statement pursuant to this provision on more than two occasions in any 12-month period.

Incidental Registration Rights

If, at any time, Arsanis proposes to register for its own account any of its securities under the Securities Act, the holders of registrable securities will be entitled to notice of the registration and, subject to specified exceptions, have the right to require Arsanis to use its reasonable best efforts to register all or a portion of the registrable securities then held by them in that registration.

In the event that any registration in which the holders of registrable securities participate pursuant to Arsanis’s investors’ rights agreement is an underwritten public offering, Arsanis has agreed to enter into an underwriting agreement in usual and customary form and use its reasonable best efforts to facilitate such offering.

Expenses

Pursuant to the investors’ rights agreement, Arsanis is required to pay all registration expenses, including all registration and filing fees, exchange listing fees, printing expenses, fees and expenses of one counsel selected by the selling stockholders to represent the selling stockholders, state Blue Sky fees and expenses and the expense of any special audits incident to or required by any such registration, but excluding underwriting discounts, selling commissions and the fees and expenses of the selling stockholders’ own counsel (other than the counsel selected to represent all selling stockholders).

The investors’ rights agreement contains customary cross-indemnification provisions, pursuant to which Arsanis is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to Arsanis or any violation or alleged violation whether by action or inaction by Arsanis under the Securities Act, the Exchange Act, any state securities or Blue Sky law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities or Blue Sky law in connection with such registration statement or the qualification or compliance of the offering, and they are obligated to indemnify Arsanis for material misstatements or omissions in the registration statement attributable to them.

Transfer Agent and Registrar

The transfer agent and registrar for Arsanis Common Stock is Computershare Trust Company, N.A.

Nasdaq Global Market

Arsanis Common Stock is listed on the Nasdaq Global Market under the symbol “ASNS.”

COMPARISON OF RIGHTS OF HOLDERS OF ARSANIS STOCK AND X4 STOCK

Both Arsanis and X4 are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the Merger is completed, X4 Stockholders will become Arsanis Stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of Arsanis and, assuming Proposal Nos. 2 and 3 are approved by Arsanis Stockholders at the Special Meeting, the restated certificate of incorporation of Arsanis, as amended by the amendments thereto attached to this proxy statement/prospectus/information statement as Annex D and Annex E, respectively.

The table below summarizes the material differences between the current rights of X4 Stockholders under X4’s third amended and restated certificate of incorporation, as amended, and bylaws and the rights of Arsanis Stockholders, post-Merger, under Arsanis’s restated certificate of incorporation and amended and restated bylaws, each as amended, as applicable, and as in effect immediately following the Merger.

While Arsanis and X4 believe that the summary tables cover the material differences between the rights of their respective stockholders prior to the Merger and the rights of Arsanis Stockholders following the Merger, these summary tables may not contain all of the information that is important to you. These summaries are not intended to be a complete discussion of the respective rights of Arsanis Stockholders and X4 Stockholders and are qualified in their entirety by reference to the DGCL and the various documents of Arsanis and X4 that are referred to in the summaries. You should carefully read this entire proxy statement/prospectus/information statement and the other documents referred to in this proxy statement/prospectus/information statement for a more complete understanding of the differences between being an Arsanis stockholder and an X4 Stockholder before the Merger and being an Arsanis stockholder after the Merger. Arsanis has filed copies of its current restated certificate of incorporation and amended and restated bylaws with the SEC, and will send copies of the documents referred to in this proxy statement/prospectus/information statement to you upon your request. X4 will also send copies of its documents referred to in this proxy statement/prospectus/information statement to you upon your request. See the section titled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

Current X4 Rights Versus Arsanis Rights Post-Merger

Provision	X4 (Pre-Merger)	Arsanis (Post-Merger)

Elections; Voting; Procedural Matters

Authorized Capital Stock	The third amended and restated certificate of incorporation, as amended, of X4 authorizes the issuance of up to 116,500,000 shares of common stock, par value $0.001 per share and 59,413,523 shares of preferred stock, par value $0.001 per share. 2,313,523 of the authorized shares of preferred stock are designated Series Seed preferred stock, 22,000,000 of the authorized shares of preferred stock are designated Series A preferred stock and 25,100,000 of the authorized shares of preferred stock are designated Series B preferred stock.	The restated certificate of incorporation of Arsanis authorizes the issuance of up to 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

Provision	X4 (Pre-Merger)	Arsanis (Post-Merger)

Number of Directors	The bylaws of X4 currently provide that the number of directors that constitute the whole X4 Board of Directors is established by the X4 Board of Directors or by the X4 Stockholders at the annual meeting or at any special meeting of stockholders, subject to the rights of holders of common stock or preferred stock.	The restated certificate of incorporation and the amended and restated bylaws of Arsanis currently provide that the number of directors that constitute the whole Arsanis Board of Directors is established by the Arsanis Board of Directors, subject to any rights of holders of any series of preferred stock.

Stockholder Nominations and Proposals	The third amended and restated certificate of incorporation, as amended, and bylaws of X4 do not provide for procedures with respect to stockholder proposals or director nominations.

The amended and restated bylaws of Arsanis provide that nominations of any person for election to the Arsanis Board of Directors at an annual meeting or at a special meeting may be made (i) by or at the direction of the Arsanis Board of Directors or (ii) by any stockholder of the corporation who (x) timely complies with the notice procedures set forth below, (y) is a stockholder of record on the date of the giving of such notice and on the record date for the determination of stockholders entitled to vote at such meeting and (z) is entitled to vote at such meeting.

The amended and restated bylaws of Arsanis provide that a stockholder’s notice must be received in writing by the secretary at Arsanis’s principal executive offices as follows: (i) in the case of an election of directors at an annual meeting of stockholders, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that (x) in the case of the annual meeting of stockholders of the corporation to be held in 2018 or (y) in the event that the date of the annual meeting in any other year is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, a stockholder’s notice must be so received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of (A) the 90th day prior to such annual meeting and (B) the 10th day following

Provision	X4 (Pre-Merger)	Arsanis (Post-Merger)
the day on which notice of the date of such annual meeting was mailed or public disclosure of the date of such annual meeting was made, whichever first occurs; or (ii) in the case of an election of directors at a special meeting of stockholders, provided that the Arsanis Board of Directors, the Chairman of the Arsanis Board of Directors or the Chief Executive Officer has determined that directors shall be elected at such special meeting and provided further that the nomination made by the stockholder is for one of the director positions that the Arsanis Board of Directors, the Chairman of the Arsanis Board of Directors or the Chief Executive Officer, as the case may be, has determined will be filled at such special meeting, not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of (x) the 90th day prior to such special meeting and (y) the 10th day following the day on which notice of the date of such special meeting was mailed or public disclosure of the date of such special meeting was made, whichever first occurs. In no event shall the adjournment or postponement of a meeting (or the public disclosure thereof) commence a new time period (or extend any time period) for the giving of a stockholder’s notice.

Classified Board of Directors	The third amended and restated certificate of incorporation, as amended, and bylaws of X4 do not provide for the division of the X4 Board of Directors into staggered classes.	The restated certificate of incorporation and the amended and restated bylaws of Arsanis provide that the directors comprising the Arsanis Board of Directors are divided into three staggered classes, with each class serving a three-year term.

Removal of Directors	Under the bylaws of X4, any director or the entire X4 Board of Directors may be removed at any time with or without cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock entitled to vote at an election of directors, unless otherwise specified by law or the third amended and restated	Under the restated certificate of incorporation and the amended and restated bylaws of Arsanis, a director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of 75% of the votes which all the stockholders would be entitled to cast in any annual election of directors or class of directors.

Provision	X4 (Pre-Merger)	Arsanis (Post-Merger)
certificate of incorporation, as amended, of X4, subject to the rights of removal afforded to holders of X4 Preferred Stock pursuant to subsection 3.2 of X4’s third amended and restated certificate of incorporation, as amended (described below under “Voting Stock”).

Special Meeting of the Stockholders	The bylaws of X4 provide that a special meeting of the stockholders may be called only by the X4 Board of Directors, pursuant to a resolution adopted by a majority of the total number of directors authorized.	The restated certificate of incorporation and the amended and restated bylaws of Arsanis provide that a special meeting of the stockholders of Arsanis may be called, for any purpose or purposes, at any time by only the Arsanis Board of Directors, the Chairman of the Arsanis Board of Directors or the Chief Executive Officer, and such special meetings may not be called by any other person or persons.

Cumulative Voting	The third amended and restated certificate of incorporation, as amended, and bylaws of X4 do not have a provision granting cumulative voting rights in the election of its directors, unless so required by applicable law.	The restated certificate of incorporation and the amended and restated bylaws of Arsanis do not have a provision granting cumulative voting rights in the election of its directors, unless so required by applicable law.

Vacancies	X4’s bylaws provide that newly created directorships resulting from any vacancies in the X4 Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the X4 directors then in office, though less than a quorum, or the sole remaining director; however, where such vacancy occurs among the directors elected by the holders of a class or series of stock, the vacancy may be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to subsection 3.2 of X4’s third amended and restated certificate of incorporation, as amended (described below under “Voting Stock”).	The restated certificate of incorporation and the amended and restated bylaws of Arsanis provide that, subject to the rights of holders of any series of preferred stock, any vacancy or newly-created directorships on the Arsanis Board of Directors will be filled only by a vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders.

Voting Stock	Under the third amended and restated certificate of incorporation, as amended,	The restated certificate of incorporation of Arsanis provides that holders Arsanis

Provision	X4 (Pre-Merger)	Arsanis (Post-Merger)

of X4, each holder of common stock is entitled to one vote for each share of common stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of common stock, as such, shall not be entitled to vote on any amendment to the certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the amended and restated certificate of incorporation or pursuant to the DGCL. For the election of directors, the holders of record of the shares of Series Seed preferred stock, exclusively and as a separate class, shall be entitled to elect one director; the holders of record of the shares of Series A preferred stock and Series B preferred stock, voting together as a single class, shall be entitled to elect one director of X4 and the holders of record of the shares of common stock, exclusively and as a separately class, shall be entitled to elect one director of X4.

Under X4’s bylaws, each stockholder shall have one vote for every share of stock entitled to vote which is registered in his or her name on the record date for the meeting, except as otherwise provided in the bylaws or required by law. All voting, including on the election of directors but excepting where otherwise required by law, may be by a voice vote; provided, however, that upon demand therefor by a stockholder entitled to vote or his or her proxy, a vote by ballot shall be taken. Except as otherwise provided in the terms of any class or series of preferred stock of X4, all elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by majority of the votes cast.

Common Stock shall have voting rights at all meetings of stockholders, each such holder being entitled to one vote for each share thereof held by such holder; provided, however, that, except as otherwise required by law, holders of Arsanis Common Stock shall not be entitled to vote on any amendment to Arsanis’s certificate of incorporation that relates solely to the terms of one or more outstanding series of Arsanis preferred stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to Arsanis’s certificate of incorporation.

Under the amended and restated bylaws of Arsanis, each stockholder shall have one vote for each share of stock entitled to one vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or the restated certificate of incorporation.

Provision	X4 (Pre-Merger)	Arsanis (Post-Merger)

Drag Along Rights

The third amended and restated certificate of incorporation, as amended, and bylaws of X4 do not contain any drag along rights relating to the capital stock of X4.

Under the Second Amended and Restated Voting Agreement dated December 1, 2017, as further described therein, if the holders of at least a majority of the shares of X4 Common Stock then issued or issuable upon the conversion of X4 Preferred Stock approve the sale of X4, then each X4 Stockholder party to the Second Amended and Restated Voting Agreement is required to vote in favor of such transaction or sell their shares, as applicable. The Second Amended and Restated Voting Agreement will terminate upon the closing of the Merger.

Arsanis does not have any drag along rights in place.

Stockholder Action by Written Consent	The bylaws of X4 specify that any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be (1) signed and dated by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and (2) delivered to X4 within 60 days of the earliest dated consent by delivery to its registered office in the State of Delaware (in which case delivery shall be by hand or by certified or registered mail, return receipt requested), its principal place of business, or an officer or agent of X4 having custody of the book in which proceedings of meetings of stockholders are recorded.	The restated certificate of incorporation and the amended and restated bylaws of Arsanis specify that any action required or permitted to be taken by the Arsanis Stockholders must be effected at a duly called annual or special meeting of Arsanis Stockholders and may not be effected by any consent in writing by such stockholders.

Notice of Stockholder Meeting	Under the bylaws of X4, written notice of the place, date, and time of all meetings of the stockholders shall be given, not less than 10 nor more than 60 days before	Under the amended and restated bylaws of Arsanis, the notice of each meeting of stockholders, whether annual or special, shall be given not less than 10 nor more

Provision	X4 (Pre-Merger)	Arsanis (Post-Merger)
	the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting, except as otherwise provided in the bylaws or required by law. When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date, and time of the adjourned meeting shall be given in conformity with the bylaws’ notice requirements. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.	than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice shall be effective if given by a form of electronic transmission consent to (in a manner consistent with the DGCL) by the stockholder to whom the notice is given. The notices of all meetings shall state the place, date and time of the meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If notice is given by mail, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation. If notice is given by electronic transmission, such notice shall be deemed given at the time specified in Section 232 of the DGCL.

Conversion Rights and Protective Provisions	The third amended and restated certificate of incorporation, as amended, of X4 provides that holders of X4 Preferred Stock have the right to convert such shares into shares of X4 Common Stock at any time at a conversion rate in accordance with the terms of X4’s third amended and restated certificate of incorporation, as amended. In the event of a liquidation, dissolution or winding up of X4 or a deemed liquidation event, the conversion rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of preferred stock. In addition, no fractional shares of common stock shall be issued upon conversion of the preferred stock. In order for a holder of Series Seed preferred stock, Series A preferred stock or Series B preferred stock to voluntarily convert shares of such preferred stock	The restated certificate of incorporation and the amended and restated bylaws of Arsanis do not provide that holders of Arsanis’s capital stock have preemptive, conversion or other protective rights.

Provision	X4 (Pre-Merger)	Arsanis (Post-Merger)

into shares of common stock, such holder shall (a) provide written notice to X4’s transfer agent at the office of the transfer agent for the Series Seed preferred stock, Series A preferred stock or Series B preferred stock, as applicable, that such holder elects to convert all or any number of such holder’s shares of Series Seed preferred stock, Series A preferred stock or Series B preferred stock, and, if applicable, any event on which such conversion is contingent and (b), if such holder’s shares are certificated, surrender the certificate or certificates for such shares of preferred stock, at the office of the transfer agent for the Series Seed preferred stock, Series A preferred stock or Series B preferred stock, as applicable.

Upon either (a) the closing of the sale of shares of common stock to the public at a price of at least $9.40 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the common stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act resulting in at least $50 million of gross proceeds to X4 or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the voting power of the then outstanding shares of preferred stock, voting together as a single class, then (i) all outstanding shares of preferred stock shall automatically be converted into shares of common stock, at the then effective conversion rate as calculated pursuant to the third amended and restated certificate of incorporation, as amended, and (ii) such shares may not be reissued by X4.

Right of First Refusal	The third amended and restated certificate of incorporation, as amended, and bylaws of X4 do not contain a right of first refusal.	Arsanis does not have a right of first refusal in place.

Provision	X4 (Pre-Merger)	Arsanis (Post-Merger)

The Second Amended and Restated Right of First Refusal and Co-Sale Agreement dated November 1, 2017, as further described therein, provides that any holder of X4 Capital Stock that is a party to the Right of First Refusal and Co-Sale Agreement wishing to transfer any shares of X4 Capital Stock shall first provide X4 with the right to purchase such shares. In such an event, if X4 does not elect to exercise its right of first refusal in full, any holder of at least 1% of X4’s outstanding voting securities has a secondary right of first refusal to purchase all or any portion of the shares of X4 Capital Stock proposed for sale or transfer by the holders of X4 Capital Stock that are a party to the Right of First Refusal and Co-Sale Agreement. The Right of First Refusal and Co Sale Agreement will terminate upon the closing of the Merger.

Right of Co-Sale

The third amended and restated certificate of incorporation, as amended, and bylaws of X4 do not contain a right of co-sale.

As further provided under the Second Amended and Restated Right of First Refusal and Co-Sale Agreement dated November 1, 2017, each holder of at least 1% of X4’s outstanding voting securities has a right of co-sale with respect to any X4 Capital Stock proposed to be transferred or sold by any holder of X4 Capital Stock that is a party to the Right of First Refusal and Co-Sale Agreement which is not earlier purchased by X4 by exercise of its right of first refusal or by any holder of at least 1% of X4’s outstanding voting securities by exercise of their secondary right of first refusal (as further described above).

Arsanis does not have a right of co-sale in place.

Forum Selection	The third amended and restated certificate of incorporation, as amended, of X4 provides that unless X4 consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware will be the sole and	Arsanis’s restated certificate of incorporation provides that, unless Arsanis consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent

Provision	X4 (Pre-Merger)	Arsanis (Post-Merger)
	exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of X4, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of X4 to X4 or X4 Stockholders, (iii) any action asserting a claim against X4, its directors, officers or employees arising pursuant to any provision of the DGCL or X4’s third amended and restated certificate of incorporation, as amended, or bylaws or (iv) any action asserting a claim against X4, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery, which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.	permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee or stockholder of Arsanis to Arsanis or Arsanis’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim arising pursuant to any provision of the restated certificate of incorporation or amended and restated bylaws of Arsanis or governed by the internal affairs doctrine.

Indemnification of Officers and Directors and Advancement of Expenses; Limitation on Personal Liability

Indemnification	The third amended and restated certificate of incorporation, as amended, of X4 provides that a director of X4 shall not be personally liable to X4 or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by law. The third amended and restated certificate of incorporation, as amended, of X4 provides that X4 shall indemnify and hold harmless, to the fullest extent permitted by applicable law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of X4 or, while serving as a director or officer of X4, is or was serving at the request of X4 as a director, officer,	The restated certificate of incorporation of Arsanis provides that a director or officer of Arsanis will not be personally liable to Arsanis or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. Arsanis shall indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the corporation, or is or was serving, or has agreed to serve, at the request of the corporation, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation,

Provision	X4 (Pre-Merger)	Arsanis (Post-Merger)

employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by the indemnified person in such proceeding. The third amended and restated certificate of incorporation, as amended, further provides that X4 may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any proceeding by reason of the fact that such person, or person for whom such person is the legal representative, is or was an employee or agent of X4 or, while an employee or agent of X4, is or was serving at the request of X4 as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefits plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by the indemnified in connection with such proceeding.

The bylaws of X4 provide that X4 shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of X4) by reason of the fact that he or she is or was a director, officer, employee or agent of X4, or is or was serving at the request of X4 as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), liabilities, losses, judgments, fines, and amounts paid in settlement actually and reasonably incurred by or on behalf of the indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if the indemnitee acted in good faith and in a manner which the indemnitee reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In addition, the restated certificate of incorporation of Arsanis further provides that Arsanis may, to the extent authorized from time to time by its board of directors, grant indemnification rights to other employees or agents of Arsanis or other persons serving Arsanis and such rights may be equivalent to, or greater or less than, those set forth in the restated certificate of incorporation.

The restated certificate of incorporation of Arsanis further provides that Arsanis will, to the fullest extent permitted by law, indemnify any person who has been successful, on the merits or otherwise, in defense of any action, suit or proceeding, or in the defense of any claim, issue or matter therein, or on appeal from such action, suit or proceeding.

Provision	X4 (Pre-Merger)	Arsanis (Post-Merger)
reasonably believed to be in or not opposed to the best interests of X4, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his or her conduct was unlawful. The bylaws of X4 further provide that X4 shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of X4 to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of X4, or is or was serving at the request of X4 as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of X4 and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to X4 unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper. The bylaws of X4 further provide that to the extent that any person indemnified has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in said sections, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Provision	X4 (Pre-Merger)	Arsanis (Post-Merger)

Advancement of Expenses	The third amended and restated certificate of incorporation, as amended, and bylaws of X4 further provide that expenses incurred in defending any civil, criminal, administrative, or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of any person described in said section to repay such amount if it shall ultimately be determined that he or she is not entitled to indemnification by X4.	The restated certificate of incorporation of Arsanis provides that Arsanis shall advance expenses to any person made or threatened to be made a party to an action, suit or proceeding by reason of the fact that he or she is or was a director or officer of Arsanis upon receipt of an undertaking by or on behalf of any person described in said section to repay such amount if it shall ultimately be determined that he or she is not entitled to indemnification by Arsanis; provided that the advancement of expenses shall not be made if such person did not act in good faith and in the best interests of Arsanis or, with respect to any criminal action, such person had reasonable cause to believe his or her actions were unlawful.

Dividends

Dividends Declaration and Payment of Dividends	The third amended and restated certificate of incorporation, as amended, of X4 provides that holders of Series B preferred stock shall only be entitled to a dividend as, if and when declared by the board of directors with respect to the shares of Series B preferred stock. From and after the date of the issuance of a particular share of Series Seed preferred stock or Series A preferred stock (as the case may be): (i) dividends at the rate of 8% per annum shall accrue on the Series A preferred stock (subject to appropriate adjustment in the event of any stock, dividend, stock split, combination or other similar recapitalization with respect to the Series A preferred stock) from day to day, whether or not declared, and shall be cumulative and (ii) non-cumulative dividends shall accrue on the Series Seed preferred stock at the rate of 8% per annum (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed preferred stock).	The restated certificate of incorporation of Arsanis provides that dividends may be declared and paid on the common stock from funds lawfully available therefor as and when determined by the Arsanis Board of Directors and subject to any preferential dividend or other rights of any then outstanding preferred stock.

Provision	X4 (Pre-Merger)	Arsanis (Post-Merger)

Amendments to Certificate of Incorporation or Bylaws

General Provisions

The third amended and restated certificate of incorporation, as amended, of X4 states that at any time when shares of preferred stock are outstanding and represent at least 5% of the issued and outstanding capital stock of the corporation on an as converted basis, the corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of at least a majority of the voting power of the then outstanding shares of preferred stock, voting together as a single class, and any such act or transaction entered into without such consent to vote shall be null and void ab initio, and of no force or effect: amend, alter or repeal any provision of the third amended and restated certificate of incorporation, as amended, except pursuant to the authority of the X4 Board of Directors to designate and issue preferred stock pursuant to the third amended and restated certificate of incorporation, as amended.

The bylaws of X4 state that the bylaws may be amended, added to, rescinded or repealed by the stockholders or by the X4 Board of Directors, when such power is conferred upon the X4 Board of Directors by the third amended and restated certificate of incorporation, as amended, at any meeting of the stockholders or of the X4 Board of Directors, provided notice of the proposed change was given in the notice of the meeting or, in the case of a meeting of the X4 Board of Directors, in a notice given not less than two days prior to the meeting.

The restated certificate of incorporation of Arsanis states that in furtherance and not in limitation of the powers conferred upon it by the DGCL, and subject to the terms of any series of preferred stock, the Arsanis Board of Directors shall have the power to adopt, amend, alter or repeal the amended and restated bylaws of Arsanis by the affirmative vote of a majority of the directors present at any regular or special meeting of the Arsanis Board of Directors at which a quorum is present. The stockholders may not adopt, amend, alter or repeal the bylaws of the corporation, or adopt any provision inconsistent therewith, unless such action is approved, in addition to any other vote required by this restated certificate of incorporation, by the affirmative vote of the holders of at least 75% of the votes that all the stockholders would be entitled to cast in any annual election of directors or class of directors. Notwithstanding any other provisions of law, the restated certificate of incorporation or the amended and restated bylaws of Arsanis, and notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of at least 75% of the votes which all the stockholders would be entitled to cast in any annual election of directors or class of directors shall be required to amend or repeal, or to adopt any provision inconsistent with, the bylaw amendment provision in the restated certificate of incorporation.

PRINCIPAL STOCKHOLDERS OF ARSANIS

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the Reverse Stock Split or the Potential Financing.

The following table sets forth certain information with respect to the beneficial ownership of Arsanis Common Stock as of December 31, 2018 (except where otherwise indicated) for:

•	each person, or group of affiliated persons, who are known by Arsanis to beneficially own more than 5% of the outstanding shares of Arsanis Common Stock;

•	each of Arsanis’s directors;

•	each of Arsanis’s named executive officers; and

•	all of the current directors and executive officers of Arsanis as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of December 31, 2018, through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

The percentage of ownership is based on 14,572,246 shares of Arsanis Common Stock outstanding on December 31, 2018, adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. Except for the Merger and the related support agreements, Arsanis does not know of any arrangements, including any pledge by any person of securities of Arsanis, the operation of which may at a subsequent date result in a change of control of Arsanis.

Unless otherwise indicated, the address of all listed stockholders is c/o Arsanis, Inc., 950 Winter Street, Suite 4500, Waltham, Massachusetts 02451.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:
Entities affiliated with Polaris Ventures(1)	1,868,957	12.8%
Entities affiliated with SV Health Investors, LLC(2)	1,868,961	12.8%
OrbiMed Private Investments IV LP(3)	1,868,966	12.8%
New Enterprise Associates 16, L.P.(4)	2,000,000	13.7%
Bill & Melinda Gates Foundation(5)	722,179	5.0%
NeoMed Innovation V LP(6)	867,639	6.0%
Directors and Named Executive Officers:
René Russo, Pharm.D., BCPS(7)	483,977	3.2%
Michael P. Gray, M.B.A., C.P.A.(8)	329,160	2.2%
Christopher Stevens, M.D.(9)	120,317	*
David Mantus, Ph.D.(10)	38,581	*
Tillman U. Gerngross, Ph.D.(11)	471,364	3.2%
William Clark, M.B.A. (12)	17,084	*
Carl L. Gordon, Ph.D., C.F.A.(13)	1,886,050	12.9%
David McGirr, M.B.A.(14)	17,084	*
Terrance McGuire(15)	1,886,041	12.9%
Claudio Nessi, Ph.D., M.B.A.(16)	884,723	6.1%
Michael Ross, Ph.D.(17)	1,886,045	12.9%
Amy Schulman, J.D.(18)	23,566	*
All current executive officers and directors as a group (11 persons)(19)	7,923,675	51.5%

*	Less than one percent
(1)

Based on information provided in a Schedule 13D filed on November 29, 2017. Consists of (a) 1,803,429 shares of Arsanis Common Stock held by Polaris Venture Partners V, L.P., (b) 35,146 shares of Arsanis Common Stock held by Polaris Venture Partners Entrepreneurs’ Fund V, L.P., (c) 12,351 shares of Arsanis Common Stock held by Polaris Venture Partners Founders’ Fund V, L.P. and (d) 18,031 shares of Arsanis Common Stock held by Polaris Venture Partners Special Founders’ Fund V, L.P. Each of Polaris Venture Partners V, L.P., Polaris Venture Partners Entrepreneurs’ Fund V, L.P., Polaris Venture Partners Founders’ Fund V, L.P. and Polaris Venture Partners Special Founders’ Fund V, L.P. (collectively, the “Polaris Funds”) has the sole voting and investment power with respect to the shares directly held by it. Polaris Venture Management Co. V, L.L.C. (“PVM V”) is the general partner of each the Polaris Funds. PVM V may be deemed to have sole power to vote and dispose of the shares held by the Polaris Funds. Terrance McGuire, a member of the Arsanis Board of Directors, and Jonathan Flint (collectively, the “Managing Members”) are the managing members of PVM V and each may be deemed to share voting and dispositive power with respect to the shares held by the Polaris Funds. Each of PVM V and the Managing Members disclaim beneficial ownership of all of the shares owned by the Polaris Funds, except to the extent of their respective and proportionate pecuniary interests therein. The address of the Polaris Funds is One Marina Park Drive, 10th Floor, Boston, Massachusetts 02210.

(2)

Based on information provided in a Schedule 13D filed on February 14, 2018. Consists of (a) 903,110 shares of Arsanis Common Stock held by SV Life Sciences Fund V, L.P. (“SVLS V LP”), (b) 19,082 shares of Arsanis Common Stock held by SV Life Sciences Fund V Strategic Partners, L.P. (“SVLS V SPP”), (c) 915,428 shares of Arsanis Common Stock held by SV Life Sciences Fund VI, L.P. (“SVLS VI LP”) and (d) 31,341 shares of Arsanis Common Stock held by SV Life Sciences Fund VI Strategic Partners, L.P. (“SVLS VI SPP”). SV Life Sciences Fund V (GP), LP (“SVLS V GP”) is the general partner of SVLS V LP and SVLS V SPP (collectively, the “SV V Funds”). The general partner of SVLS V GP is SVLSF V, LLC. SVLS V GP and SVLSF V, LLC may each be deemed to share voting, dispositive and investment power over the shares held of record by the SV V Funds. Each of SVLS V GP and SVLSF V, LLC disclaims beneficial ownership of the shares owned directly by the SV V Funds except to the extent of any pecuniary interest therein. The members of the investment committee of SVLSF V, LLC are Kate Bingham, James Garvey, Eugene D. Hill, III and Michael Ross, a member of the Arsanis Board of Directors. The investment committee of SVLSF V, LLC controls voting and investment decisions over the shares held by the SV V Funds by a majority vote. As such, no member of the investment committee of SVLSF V, LLC may be deemed to have any beneficial ownership of the shares held of record by the SV V Funds. SV Life Sciences Fund VI (GP), LP (“SVLS VI GP”) is the general partner of SVLS VI LP and SVLS VI SPP (collectively, the “SV VI Funds”). The general partner of SVLS VI GP is SVLSF VI, LLC. SVLS VI GP and SVLSF VI, LLC may each be deemed to share voting, dispositive and investment power over the shares held of record by the SV VI Funds. Each of SVLS VI GP and SVLSF VI, LLC disclaims beneficial ownership of the shares owned directly by the SV VI Funds except to the extent of any pecuniary interest therein. The members of the investment committee of SVLSF VI, LLC are Kate Bingham, James Garvey, Eugene D. Hill, III, Paul LaViolette, Thomas Flynn and Michael Ross, a member of the Arsanis Board of Directors. The investment committee of SVLSF VI, LLC controls voting and investment decisions over the shares held by the SV VI Funds by a majority vote. As such, no member of the investment committee of SVLSF VI, LLC may be deemed to have any beneficial ownership of the shares held of record by the SV VI Funds. The address for the entities is One Boston Place, Suite 3900, 201 Washington Street, Boston, Massachusetts 02108.

(3)

Based on information provided in a Schedule 13D/A filed on January 26, 2018. Consists of 1,868,966 shares of Arsanis Common Stock held by OrbiMed Private Investments IV, LP (“OPI IV”). OrbiMed Capital GP VI LLC (“GP IV”) is the general partner of OPI IV. OrbiMed Advisors LLC (“OrbiMed Advisors”) is the managing member of GP IV. By virtue of such relationships, GP IV and OrbiMed Advisors may be deemed to have voting and investment power with respect to the shares held by OPI IV and as a result may be deemed to have beneficial ownership of such shares. Dr. Carl L. Gordon, a member of OrbiMed Advisors, is a member of the Arsanis Board of Directors. OrbiMed Advisors exercises investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein. Each of GP IV, OrbiMed Advisors, Carl L. Gordon, Sven H. Borho, and Jonathan T. Silverstein disclaims beneficial ownership of the shares held by OPI IV. The address of OPI VI is 601 Lexington Avenue, 54th Floor, New York, New York 10022.
(4)

Based on information provided in a Schedule 13D filed on November 29, 2017. Consists of 2,000,000 shares of Arsanis Common Stock held by New Enterprise Associates 16, L.P. (“NEA 16”). NEA Partners 16, L.P. (“NEA Partners 16”) is the sole general partner of NEA 16, and NEA 16 GP, LLC (“NEA 16 LLC”) is the sole general partner of NEA Partners 16. Peter J. Barris, Forest Baskett, Anthony A. Florence, Jr., Mohamad H. Makhzoumi, Joshua Makower, David M. Mott, Chetan Puttagunta, Jon M. Sakoda, Scott D. Sandell, Peter W. Sonsini and Ravi Viswanathan are the managers of NEA 16 LLC (collectively, the “Managers”). By virtue of such relationships, NEA Partners 16, NEA 16 LLC and each of the Managers may be deemed to have voting and investment power with respect to the shares held by NEA 16. NEA Partners 16, NEA 16 LLC and each of the Managers disclaims beneficial ownership of the shares owned of record by NEA 16. The address of the principal business office of NEA 16 is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.

(5)

Based on information provided in a Schedule 13G filed on February 13, 2018. Consists of 722,179 shares of Arsanis Common Stock held by the Bill & Melinda Gates Foundation (the “Foundation”). For purposes of Rule 13d-3 under the Exchange Act, all shares beneficially owned by the Foundation may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Foundation. The address for the Foundation is 500 Fifth Avenue North, Seattle, Washington 98109.

(6)

Consists of 867,639 shares of Arsanis Common Stock held by NeoMed Innovation V L.P. Claudio Nessi, a member of the Arsanis Board of Directors, is the Managing Partner of NeoMed Management (Jersey) Limited, which is the Investment Manager to NeoMed Innovation V L.P. By virtue of such relationships, NeoMed Management (Jersey) Limited and Dr. Nessi may be deemed to have voting and investment power with respect to the shares held by NeoMed Innovation V L.P. Each of NeoMed Management (Jersey) Limited and Dr. Nessi disclaims beneficial ownership of the shares held by NeoMed Innovation V L.P., except to the extent of its or his pecuniary interest therein, if any. The business address for NeoMed Innovation V L.P. is 13 Castle Street, St. Helier, Jersey, JE4 5UT.

(7)	Consists of shares of Arsanis Common Stock underlying options held by Dr. Russo that are exercisable as of December 31, 2018 or will become exercisable within 60 days after such date.
(8)

Consists of (a) 250,000 shares of Arsanis Common Stock owned by Mr. Gray and (b) 79,160 shares of Arsanis Common Stock underlying options held by Mr. Gray that are exercisable as of December 31, 2018 or will become exercisable within 60 days after such date.

(9)	Consists of shares of Arsanis Common Stock underlying options held by Dr. Stevens that are exercisable as of December 31, 2018 or will become exercisable within 60 days after such date.
(10)	Consists of shares of Arsanis Common Stock underlying options held by Dr. Mantus that are exercisable as of December 31, 2018 or will become exercisable within 60 days after such date.
(11)

Consists of (a) 392,821 shares of Arsanis Common Stock owned by Dr. Gerngross, and (b) 78,543 shares of Arsanis Common Stock underlying options held by Dr. Gerngross that are exercisable as of December 31, 2018 or will become exercisable within 60 days after such date.

(12)	Consists of shares of Arsanis Common Stock underlying options held by Mr. Clark that are exercisable as of December 31, 2018 or will become exercisable within 60 days after such date.
(13)

Consists of (a) the shares described in note 3 above, and (b) 17,084 shares of Arsanis Common Stock underlying options held by Dr. Gordon that are exercisable as of December 31, 2018 or will become exercisable within 60 days after such date.

(14)	Consists of shares of Arsanis Common Stock underlying options held by Mr. McGirr that are exercisable as of December 31, 2018 or will become exercisable within 60 days after such date.
(15)

Consists of (a) the shares described in note 1 above, and (b) 17,084 shares of Arsanis Common Stock underlying options held by Mr. McGuire that are exercisable as of December 31, 2018 or will become exercisable within 60 days after such date.

(16)

Consists of (a) the shares described in note 6 above, and (b) 17,084 shares of Arsanis Common Stock underlying options held by Dr. Nessi that are exercisable as of December 31, 2018 or will become exercisable within 60 days after such date.

(17)

Consists of (a) the shares described in note 2 above, and (b) 17,084 shares of Arsanis Common Stock underlying options held by Dr. Ross that are exercisable as of December 31, 2018 or will become exercisable within 60 days after such date.

(18)

Consists of shares of Arsanis Common Stock underlying options held by Ms. Schulman that are exercisable as of December 31, 2018 or will become exercisable within 60 days after such date. Although Ms. Schulman is affiliated with certain affiliates of the Polaris Funds, she does not have voting or dispositive power with respect to the shares owned by the Polaris Funds and referenced in note 1 above.

(19)	Includes 806,331 shares of Arsanis Common Stock underlying options that are exercisable as of December 31, 2018 or will become exercisable within 60 days after such date.

PRINCIPAL STOCKHOLDERS OF X4

The following table sets forth certain information with respect to the beneficial ownership of X4 Common Stock as of December 31, 2018 for:

•	each person, or group of affiliated persons, who are known by X4 to beneficially own more than 5% of the outstanding shares of X4 Common Stock;

•	each of X4’s directors;

•	each of X4’s named executive officers; and

•	all of the current directors and executive officers of X4 as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has the sole or shared voting power or investment power as well as any shares which the individual has the right to acquire within 60 days of December 31, 2018 through the exercise of any stock option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the stockholders named in this table have sole voting and investment power with respect to all shares of X4 Common Stock held by that person.

The percentage of ownership is based on 44,909,973 shares of X4 Common Stock outstanding as of December 31, 2018, after giving effect to the conversion of all outstanding shares of X4 Preferred Stock into an aggregate of 40,079,567 shares of X4 Common Stock. Shares of X4 Common Stock that a person has the right to acquire within 60 days of December 31, 2018 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all current directors and executive officers as a group.

Unless otherwise indicated, the address of all listed stockholders is c/o X4 Pharmaceuticals, Inc., 955 Massachusetts Avenue, 4th Floor, Cambridge, MA 02139.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
Principal Stockholders:
Cormorant Global Healthcare Master Fund, L.P. and affiliated entities(1)	2,792,555	6.2%
Healthcare Industry (Cayman) A Co., Limited(2)	2,925,531	6.5%
Maxim Partners LLC(3)	3,019,818	6.3%
Directors and Named Executive Officers:
Paula Ragan, Ph.D.(4)	3,523,510	7.6%
Adam S. Mostafa	—	*
Sudha Parasuraman, M.D.(5)	190,312	*
Michael S. Wyzga	—	*
Gary J. Bridger, Ph.D.	—	*
Isaac Blech(6)	744,967	1.6%
Michael Gilman, Ph.D.(7)	326,911	*
Alan E. Walts, Ph.D.(8)	372,500	*
All current executive officers and directors as a group (seven persons)	4,967,888	10.5%

*	Indicates beneficial ownership of less than 1%.
(1)

Consists of (i) 1,521,278 shares of X4 Common Stock issuable upon the conversion of 1,329,788 shares of X4 Series A preferred stock and 191,490 shares of X4 Series B preferred stock held by Cormorant Global Healthcare Master Fund, L.P. (“CGHMF”); (ii) 19,149 shares of X4 Common Stock issuable upon the conversion of 19,149 shares of X4 Series B preferred stock issuable upon the exercise of warrants to purchase shares of X4 Series B preferred stock held by CGHMF; (iii) 1,094,149 shares of X4 Common Stock issuable upon the conversion of 1,094,149 shares of X4 Series B preferred stock held by Cormorant Private Healthcare Fund I, L.P. (“CPHFI”); (iv) 109,415 shares of X4 Common Stock issuable upon the conversion of 109,415 shares of X4 Series B preferred stock issuable upon the exercise of warrants to purchase shares of X4 Series B preferred stock held by CPHFI; (v) 44,149 shares of X4 Common Stock issuable upon the conversion of 44,149 shares of X4 Series B preferred stock held by CRMA SPV, L.P. (“CRMA”); and (vi) 4,415 shares of X4 Common Stock issuable upon the conversion of 4,415 shares of X4 Series B preferred stock issuable upon the exercise of warrants to purchase shares of X4 Series B preferred stock held by CRMA. Cormorant Global Healthcare GP, LLC (“CGH”) is the general partner of CGHMF. Cormorant Private Healthcare GP, LLC (“CPH”) is the general partner of CPHFI. Cormorant Asset Management, LP (“CAM”) is the investment manager of CGHMF, CPHFI and CRMA. Bihua Chen is the sole managing member of CAM and may be deemed to have sole voting and investment power of the securities held by CGHMF, CPHFI and CRMA. Bihua Chen disclaims beneficial ownership of such securities except to the extent of her pecuniary interest therein. The address of CGHMF, CPHFI and CRMA is c/o Cormorant Asset Management, LP, 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.
(2)

Consists of (i) 2,659,574 shares of X4 Common Stock issuable upon the conversion of 2,659,574 shares of X4 Series B preferred stock held by Healthcare Industry (Cayman) A Co. Limited and (ii) 265,957 shares of X4 Common Stock issuable upon the conversion of 265,957 shares of X4 Series B preferred stock issuable upon the exercise of warrants to purchase shares of X4 Series B preferred stock held by Healthcare Industry (Cayman) A Co. Limited. Healthcare Industry (Cayman) A Co. Limited is beneficially owned and controlled by Shanghai Healthcare Industry Investment Fund L.P. Mr. Shigang Deng is the acting Chairman and acting President of Shanghai Good Health Capital Management Co., Ltd, the manager of Shanghai Healthcare Industry Investment Fund L.P., and Mr. Deng hereby disclaims his beneficial ownership of all such securities. The address of Healthcare Industry (Cayman) A. Co. Limited is c/o Shanghai Healthcare Industry Investment Fund, 19F 1325 Middle Huaihai Road, Real Tower 200031, Shanghai China.

(3)

Consists of shares of X4 common stock issuable upon the conversion of 1,587,238 shares of X4 Series A preferred stock issuable upon the exercise of warrants to purchase shares of X4 Series A preferred stock and the conversion of 1,432,580 shares of X4 Series B preferred stock issuable upon the exercise of warrants to purchase shares of X4 Series B preferred stock held by Maxim Partners LLC. Michael Rabinowitz is the managing member of Maxim Partners LLC and has delegated voting and investment power over the securities held by Maxim Partners LLC to James Orazio. The address of Maxim Partners LLC is The Chrysler Building, 405 Lexington Avenue, New York, New York 10174.

(4)

Consists of (i) 1,870,000 shares of X4 Common Stock, (ii) 38,451 shares of X4 Common Stock issuable upon the conversion of 38,451 shares of X4 Series Seed preferred stock, and (iii) options to purchase 1,615,059 shares of X4 Common Stock exercisable within 60 days of December 31, 2018 held by Paula Ragan, Ph.D.

(5)

Consists of options to purchase 190,312 shares of X4 Common Stock exercisable within 60 days of December 31, 2018 held by Sudha Parasuraman, M.D., X4’s former Chief Medical Officer. Pursuant to the terms of X4’s transition and resignation agreement with Dr. Parasuraman, these options expired on January 31, 2019.

(6)	Consists of options to purchase 744,967 shares of X4 Common Stock exercisable within 60 days of December 31, 2018 held by Isaac Blech.
(7)

Consists of (i) 230,000 shares of X4 Common Stock held by the Michael Gilman Irrevocable Trust of 2016 (the “Gilman Trust”), for which Dr. Gilman’s wife serves as a trustee, (ii) 36,411 shares of X4 Common Stock issuable upon the conversion of 36,411 shares of X4 Series Seed preferred stock held by the Gilman Trust, and (iii) options to purchase 60,500 shares of X4 Common Stock exercisable within 60 days of December 31, 2018 held by Michael Gilman Ph.D.

(8)	Consists of (i) 320,000 shares of X4 Common Stock and (ii) options to purchase 52,500 shares of X4 Common Stock exercisable within 60 days of December 31, 2018 held by Alan E. Walts, Ph.D.

PRINCIPAL STOCKHOLDERS OF THE COMBINED ORGANIZATION

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed Reverse Stock Split or the Potential Financing.

The following table sets forth certain information with respect to the beneficial ownership of the combined organization’s common stock immediately after the Closing, by:

•	each person, or group of affiliated persons, expected by Arsanis and X4 to become the beneficial owner of more than 5% of the outstanding common stock of the combined organization;

•	each executive officer and director (other than the additional director to be designated) of the combined organization; and

•	all of the combined organization’s executive officers and directors (other than the additional director to be designated) as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of February 28, 2019, through the exercise of any stock option, warrant or other right. Unless otherwise indicated, and subject to applicable community property laws, Arsanis and X4 believe, based on the information furnished to each company, that the persons named in the table below have sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

The percentage of ownership is based on 39,469,320 shares of common stock expected to be outstanding upon the Closing, adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. Except for the Merger and the related support agreements, neither Arsanis nor X4 know of any arrangements, including any pledge by any person of securities of the combined organization, the operation of which may at a subsequent date result in a change of control of the combined organization.

The Exchange Ratios are calculated using a formula intended to allocate a percentage of the combined organization to existing X4 Securityholders and are subject to change based on changes in Arsanis’s net cash balance on the business day prior to the Closing and the capitalization of Arsanis or X4 immediately prior to the Closing. The provisions for calculating the Common Stock Exchange Ratio and Preferred Stock Exchange Ratio assume a pre-transaction valuation of $115.0 million for X4’s business and $50.0 million for Arsanis’s business. In the case of Arsanis, the pre-transaction valuation is subject to downward or upward adjustment to the extent Arsanis’s net cash balance as of the business day prior to the Closing is above or below $20.0 million. Arsanis currently estimates, assuming for this purpose a closing date of February 28, 2019, that (i) it will have approximately $23.9 million in net cash on the business day prior to the Closing, (ii) Arsanis outstanding shares and options as of the Closing will be equal to 15,123,802 (on a pre-reverse stock split basis and excluding for this purpose certain out-of-the-money Arsanis Options) and (iii) the X4 shares as of the Closing on a fully diluted and as-converted basis will be equal to 58,364,200. Accordingly, it is currently estimated that the Common Stock Exchange Ratio at Closing will be approximately 0.5529 and, because each share of X4 Preferred Stock is convertible into one share of X4 Common Stock, the Preferred Stock Exchange Ratio is expected to be equal to the Common Stock Exchange Ratio. Based solely on such Common Stock Exchange Ratio and Preferred Stock Exchange Ratio, at Closing: (a) X4 Securityholders as of immediately prior to the Merger will own approximately 68.1% of the Fully Diluted Closing Arsanis Common Stock and, (b) the Arsanis Securityholders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money Arsanis Options and Arsanis Warrants) will own approximately 31.9% of the Fully Diluted Closing Arsanis Common Stock in each case, subject to adjustment of the Exchange Ratios as set forth in the Merger Agreement and described herein.

The following table and the related notes assume that, at the Effective Time, each share of X4 Common Stock and each share of X4 Preferred Stock will convert into the right to receive 0.5529 shares of Arsanis

Common Stock (which is the current estimate of the Common Stock Exchange Ratio and Preferred Stock Exchange Ratio, respectively, and is subject to change) and to account for the occurrence of certain events discussed elsewhere in this proxy statement/prospectus/information statement. See “The Merger Agreement—Merger Consideration” for more information regarding the Common Stock Exchange Ratio and Preferred Stock Exchange Ratio.

Unless otherwise indicated, the address of all listed stockholders is c/o X4 Pharmaceuticals, Inc., 955 Massachusetts Avenue, 4th Floor, Cambridge, MA 02139.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage of Beneficial Ownership
Principal Stockholders:
New Enterprise Associates 16, L.P.(2)	2,000,000	5.1%
Directors and Executive Officers:
Paula Ragan, Ph.D.(3)	1,991,371	4.9%
Adam S. Mostafa	—	*
Michael S. Wyzga	—	*
David McGirr, M.B.A.(4)	20,139	*
René Russo, Pharm.D., BCPS(5)	483,977	1.2%
Gary J. Bridger, Ph.D.	—	*
Isaac Blech(6)	411,892	1.0%
All executive officers and directors of the combined organization as a group (seven persons)(7)	2,907,379	7.0%

*	Indicates beneficial ownership of less than 1% of the total outstanding shares of combined organization common stock.
(1)	Applicable number of shares of combined organization common stock beneficially owned is calculated as of immediately following the closing of the Merger, assuming a closing date of February 28, 2019.
(2)

Based on information provided in a Schedule 13D filed on November 29, 2017. Consists of 2,000,000 shares of combined organization common stock held by New Enterprise Associates 16, L.P. (“NEA 16”). NEA Partners 16, L.P. (“NEA Partners 16”) is the sole general partner of NEA 16, and NEA 16 GP, LLC (“NEA 16 LLC”) is the sole general partner of NEA Partners 16. Peter J. Barris, Forest Baskett, Anthony A. Florence, Jr., Mohamad H. Makhzoumi, Joshua Makower, David M. Mott, Chetan Puttagunta, Jon M. Sakoda, Scott D. Sandell, Peter W. Sonsini and Ravi Viswanathan are the managers of NEA 16 LLC (collectively, the “Managers”). By virtue of such relationships, NEA Partners 16, NEA 16 LLC and each of the Managers may be deemed to have voting and investment power with respect to the shares held by NEA 16. NEA Partners 16, NEA 16 LLC and each of the Managers disclaims beneficial ownership of the shares owned of record by NEA 16. The address of the principal business office of NEA 16 is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.

(3)

Consists of (i) 1,055,182 shares of combined organization common stock and (ii) options to purchase 936,189 shares of combined organization common stock exercisable within 60 days of February 28, 2019 held by Dr. Ragan.

(4)	Consists of options to purchase shares of combined organization common stock exercisable within 60 days of February 28, 2019 held by Mr. McGirr.
(5)	Consists of options to purchase shares of combined organization common stock exercisable within 60 days of February 28, 2019 held by Dr. Russo.
(6)	Consists of options to purchase shares of combined organization common stock exercisable within 60 days of February 28, 2019 held by Mr. Blech.
(7)	Includes options to purchase 1,852,197 shares of the combined organization exercisable within 60 days of February 28, 2019 held by all executive officers and directors of the combined organization.

LEGAL MATTERS

Wilmer Cutler Pickering Hale and Dorr LLP will pass upon the validity of the Arsanis Common Stock offered by this proxy statement/prospectus/information statement.

EXPERTS

The financial statements of Arsanis, Inc. as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017 included in this proxy statement/prospectus/information statement have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s requirement for additional financing to fund future operations as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of X4 Pharmaceuticals, Inc. as of December 31, 2017 and 2016 and for the years then ended included in this proxy statement/prospectus/information statement have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Arsanis files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Arsanis files at the SEC public reference room in at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Arsanis’s SEC filings are also available to the public from commercial document retrieval services and on the website maintained by the SEC at http://www.sec.gov. Reports, proxy statements and other information concerning Arsanis also may be inspected at the offices of the National Association of Securities Dealers, Inc., Listing Section, 1735 K Street, Washington, D.C. 20006.

As of the date of this proxy statement/prospectus/information statement, Arsanis has filed a registration statement on Form S-4 to register with the SEC the Arsanis Common Stock that Arsanis will issue to X4 Stockholders in the Merger. This proxy statement/prospectus/information statement is a part of that registration statement and constitutes a prospectus of Arsanis, as well as a proxy statement of Arsanis for the Special Meeting and an information statement for the purpose of the written consent of the X4 Stockholders.

Arsanis has supplied all information contained in this proxy statement/prospectus/information statement relating to Arsanis, and X4 has supplied all information contained in this proxy statement/prospectus/information statement relating to X4.

If you would like to request documents from Arsanis or X4, please send a request in writing or by telephone to either Arsanis or X4 at the following addresses:

Arsanis, Inc.	X4 Pharmaceuticals, Inc.
950 Winter Street, Suite 4500	955 Massachusetts Avenue, 4th Floor
Waltham, Massachusetts 02451	Cambridge, Massachusetts 02139
Telephone: (781) 819-5704	Telephone: (857) 529-8300
Attn: Investor Relations	Attn: Chief Financial Officer

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Arsanis’s officers and directors, and persons who own more than ten percent of a registered class of Arsanis’s equity securities, to file reports of ownership and changes in ownership with the SEC. Such officers, directors and ten-percent stockholders are also required by SEC rules to furnish Arsanis with copies of all forms that they file pursuant to Section 16(a). Based on Arsanis’s review of the copies of such forms received by it and written representations from certain reporting persons, Arsanis believes that during fiscal 2018, its executive officers, directors and ten-percent stockholders complied with all applicable filing requirements.

Stockholder Proposals

Arsanis’s stockholders are entitled to present proposals for action at a forthcoming meeting if they comply with the requirements of Arsanis’s amended and restated bylaws and the rules established by the SEC under the Exchange Act. To be considered for inclusion in the proxy statement relating to Arsanis’s 2019 Annual Meeting of Stockholders (“2019 Annual Meeting”), Arsanis must receive stockholder proposals (other than for director nominations) no later than December 24, 2018. Under these requirements, if a stockholder wishes to present a proposal, or nominate a candidate for election, at an annual of stockholders, but does not wish to have the proposal considered for inclusion in Arsanis’s proxy statement and proxy card, such stockholder must give written notice to the Secretary of Arsanis at its principal executive offices at the address noted above. The Secretary must receive such notice no earlier than February 5, 2019 and no later than March 7, 2019, provided that if the date of the 2019 Annual Meeting is advanced by more than 20 days, or delayed by more than 60 days, from the first anniversary of Arsanis’s 2018 Annual Meeting of Stockholders, such notice must instead be received by the Secretary no earlier than the close of business on the 120th day prior to the 2019 Annual Meeting and not later than the close of business on the later of (i) the 90th day prior to the 2019 Annual Meeting and (ii) the 10th day following the day on which notice of the date of the 2019 Annual Meeting was mailed or public disclosure of the date of the 2019 Annual Meeting was made, whichever occurs first. The notice must contain and be accompanied by information described in Arsanis’s by-laws.

Stockholder Communications with the Arsanis Board of Directors

Arsanis Stockholders may communicate with the Arsanis Board of Directors, or an individual director, by sending written correspondence to Arsanis’s Secretary at Arsanis, Inc., 950 Winter Street, Suite 4500, Waltham, Massachusetts 02451. The Secretary will review such correspondence and forward it to the Arsanis Board of Directors, or an individual director, as appropriate.

Householding of Proxy Materials

The SEC has adopted rules known as “householding” that permit companies and intermediaries (such as brokers) to deliver one set of proxy materials to multiple stockholders residing at the same address. This process enables Arsanis to reduce Arsanis’s printing and distribution costs and reduce Arsanis’s environmental impact. Householding is available to both Arsanis registered stockholders and beneficial owners of Arsanis shares held in street name.

Arsanis will promptly deliver a separate copy of either document to you upon written or oral request to Arsanis, Inc., 950 Winter Street, Suite 4500, Waltham, Massachusetts 02451, Attention: Investor Relations, Telephone: (781) 819-5704. If you want to receive separate copies of the proxy statement or annual report to stockholders in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker or other nominee record holder, or you may contact Arsanis at the above address and phone number.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Arsanis, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Arsanis, Inc. and its subsidiary as of December 31, 2017 and 2016, and the related consolidated statements of operations, consolidated statements of comprehensive loss, consolidated statements of redeemable convertible preferred stock and stockholders’ equity (deficit), and consolidated statements of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, the Company will require additional financing to fund planned future operations. Management’s plans in regard to this matter are described in Note 1.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

March 9, 2018

We have served as the Company’s auditor since 2017.

ARSANIS, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share amounts)

	December 31,
	2017	2016
Assets
Current assets:
Cash and cash equivalents	$76,793	$3,035
Grant and incentive receivables	1,608	1,345
Prepaid expenses and other current assets	1,129	1,336

Total current assets	79,530	5,716
Property and equipment, net	421	519
Restricted cash	355	394
Deferred offering costs	—	9
Other assets	948	966

Total assets	$81,254	$7,604

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$1,893	$1,645
Accrued expenses	5,779	2,156
Unearned income	694	504
Loans payable, net of discount	2,314	2,299
Convertible promissory notes, net of discount	—	2,863
Derivative liability	—	2,593

Total current liabilities	10,680	12,060
Loans payable, net of discount and current portion	9,922	10,127
Unearned income	1,936	2,054
Other long-term liabilities	9	87

Total liabilities	22,547	24,328

Commitments and contingencies (Note 16)
Redeemable convertible preferred stock (Series A-1, A-2, B, C and D), $0.001 par value; 10,000,000 and 6,711,756 shares authorized as of December 31, 2017 and 2016, respectively; no shares issued or outstanding as of December 31, 2017; 6,108,312 shares issued and outstanding as of December 31, 2016; aggregate liquidation preference of $39,952 as of December 31, 2016	—	39,838

Stockholders’ equity (deficit):
Common stock, $0.001 par value; 200,000,000 and 10,000,000 shares authorized as of December 31, 2017 and 2016, respectively; 14,294,383 and 513,900 shares issued and outstanding as of December 31, 2017 and 2016, respectively	15	1
Additional paid-in capital	150,830	991
Accumulated other comprehensive income	127	834
Accumulated deficit	(92,265)	(58,388)

Total stockholders’ equity (deficit)	58,707	(56,562)

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$81,254	$7,604

The accompanying notes are an integral part of these consolidated financial statements.

ARSANIS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share amounts)

	Year Ended December 31,
	2017	2016	2015
Operating expenses:
Research and development	$28,128	$17,831	$12,706
General and administrative	8,005	6,515	2,119

Total operating expenses	36,133	24,346	14,825

Loss from operations	(36,133)	(24,346)	(14,825)

Other income (expense):
Grant and incentive income	3,868	2,390	2,155
Interest expense	(2,079)	(2,515)	(472)
Interest income	214	—	—
Change in fair value of warrant liability	(31)	39	1
Change in fair value of derivative liability	762	1,388	—
Loss on extinguishment of debt	(462)	(35)	—
Other income (expense), net	(16)	104	(77)

Total other income (expense), net	2,256	1,371	1,607

Net loss	(33,877)	(22,975)	(13,218)
Accretion of redeemable convertible preferred stock to redemption value	(44)	(25)	(19)

Net loss attributable to common stockholders	$(33,921)	$(23,000)	$(13,237)

Net loss per share attributable to common stockholders—basic and diluted	$(16.45)	$(44.79)	$(26.02)

Weighted average common shares outstanding—basic and diluted	2,061,845	513,527	508,659

The accompanying notes are an integral part of these consolidated financial statements.

ARSANIS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	Year Ended December 31,
	2017	2016	2015
Net loss	$(33,877)	$(22,975)	$(13,218)
Other comprehensive loss:
Foreign currency translation gain (loss)	(707)	116	316

Comprehensive loss	$(34,584)	$(22,859)	$(12,902)

The accompanying notes are an integral part of these consolidated financial statements.

ARSANIS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND

STOCKHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Compre- hensive Income	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balances as of December 31, 2014	4,110,119	$22,941	505,128	$1	$250	$402	$(22,195)	$(21,542)
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $12	966,851	6,988	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	316	—	316
Exercise of stock options	—	—	8,936	—	15	—	—	15
Forfeiture of unvested restricted common stock	—	—	(164)	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	126	—	—	126
Accretion of redeemable convertible preferred stock to redemption value	—	19	—	—	(19)	—	—	(19)
Net loss	—	—	—	—	—	—	(13,218)	(13,218)

Balances as of December 31, 2015	5,076,970	29,948	513,900	1	372	718	(35,413)	(34,322)
Issuance of Series C redeemable convertible preferred stock, net of issuance costs of $87	569,946	5,413	—	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock in connection with the extinguishment of convertible promissory note	461,396	4,452	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	116	—	116
Stock-based compensation expense	—	—	—	—	644	—	—	644
Accretion of redeemable convertible preferred stock to redemption value	—	25	—	—	(25)	—	—	(25)
Net loss	—	—	—	—	—	—	(22,975)	(22,975)

Balances as of December 31, 2016	6,108,312	39,838	513,900	1	991	834	(58,388)	(56,562)
Issuance of Series D redeemable convertible preferred stock, net of issuance costs of $208	12,340,380	39,845	—	—	—	—	—	—
Issuance of Series D redeemable convertible preferred stock in connection with the extinguishment of convertible promissory note	3,420,404	11,102	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock to redemption value	—	44	—	—	(44)	—	—	(44)
Conversion of convertible preferred stock into common stock upon closing of initial public offering	(21,869,096)	(90,829)	7,180,483	7	90,822	—	—	90,829
Issuance of common stock upon closing of initial public offering, net of issuance costs of $6,516	—	—	4,600,000	5	39,479	—	—	39,484
Issuance of common stock upon closing of private placement, net of issuance costs of $1,400	—	—	2,000,000	2	18,598	—	—	18,600
Conversion of convertible preferred stock warrants into common stock warrants	—	—	—	—	78	—	—	78
Foreign currency translation adjustment	—	—	—	—	—	(707)	—	(707)
Stock-based compensation expense	—	—	—	—	906	—	—	906
Net loss	—	—	—	—	—	—	(33,877)	(33,877)

Balances as of December 31, 2017	—	$—	14,294,383	$15	$150,830	$127	$(92,265)	$58,707

The accompanying notes are an integral part of these consolidated financial statements.

ARSANIS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year Ended December 31,
	2017	2016	2015
Cash flows from operating activities:
Net loss	$(33,877)	$(22,975)	$(13,218)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	906	644	126
Depreciation and amortization expense	195	285	389
Non-cash interest expense	1,773	2,307	394
Non-cash rent expense	(23)	9	47
Loss on extinguishment of debt	462	35	—
Change in fair value of warrant liability	31	(39)	(1)
Change in fair value of derivative liability	(762)	(1,388)	—
Changes in operating assets and liabilities:
Grant and incentive receivables	(64)	152	(56)
Prepaid expenses and other current assets	266	(1,278)	(31)
Other assets	18	(941)	—
Accounts payable	182	1,264	77
Accrued expenses	3,290	521	758
Unearned income	(268)	(235)	699

Net cash used in operating activities	(27,871)	(21,639)	(10,816)

Cash flows from investing activities:
Purchases of property and equipment	(42)	(73)	(170)
Changes in restricted cash	76	(65)	(77)

Net cash provided by (used in) investing activities	34	(138)	(247)

Cash flows from financing activities:
Proceeds from issuance of redeemable convertible preferred stock	40,053	5,500	7,000
Proceeds from issuance of loans payable	—	7,000	—
Proceeds from issuance of convertible promissory notes	4,935	5,500	4,000
Proceeds from issuance of loans under funding agreements	694	514	1,527
Proceeds from issuance of common stock in initial public offering	46,000	—	—
Proceeds from issuance of common stock in private placement	20,000	—	—
Exercise of stock options	—	—	16
Repayments of loans payable	(2,333)	(250)	(1,000)
Payments of issuance costs of convertible promissory notes	(17)	—	(26)
Payments of issuance costs of redeemable convertible preferred stock	(197)	(87)	(12)
Payments of issuance costs of loans payable	—	(30)	—
Payments of initial public offering costs	(6,473)	—	—
Payments of private placement costs	(1,400)	—	—

Net cash provided by financing activities	101,262	18,147	11,505

Effect of exchange rate changes on cash	333	(94)	(122)

Net increase (decrease) in cash and cash equivalents	73,758	(3,724)	320
Cash and cash equivalents at beginning of period	3,035	6,759	6,439

Cash and cash equivalents at end of period	$76,793	$3,035	$6,759

Supplemental disclosure of cash flow information:
Cash paid for interest	$309	$291	$81
Cash paid for taxes	$—	$4	$29
Supplemental disclosure of non-cash investing and financing activities:
Purchases of property and equipment included in accounts payable and accrued expenses	$—	$2	$23
Initial public offering costs included in accounts payable and accrued expenses	$43	$—	$—
Issuance of redeemable convertible preferred stock upon extinguishment of convertible promissory notes	$11,102	$4,452	$—
Derivative liability in connection with issuance of convertible promissory notes	$403	$3,929	$1,793
Extinguishment of convertible promissory notes	$8,405	$2,677	$—
Extinguishment of derivative liability in connection with extinguishment of convertible promissory notes	$2,234	$1,741	$—
Issuance of warrants in connection with issuance of loans payable	$—	$60	$—
Conversion of redeemable convertible preferred stock warrants into common stock warrants	$78	$—	$—
Conversion of redeemable convertible preferred stock into common stock	$90,829	$—	$—
Accretion of redeemable convertible preferred stock to redemption value	$44	$25	$19

The accompanying notes are an integral part of these consolidated financial statements.

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of the Business and Basis of Presentation

Arsanis, Inc. (the “Company”) is a clinical-stage biopharmaceutical company focused on applying monoclonal antibody immunotherapies to address serious infectious diseases. The Company believes that its monoclonal antibodies (“mAbs”) offer a novel approach to address serious infectious diseases. Unlike antibiotics that propagate resistance, disrupt both disease-causing and beneficial bacteria and have adverse off-target effects, mAbs have the ability to precisely bind only to the intended target, thereby avoiding these undesired consequences. The Company’s lead product candidate, ASN100, is a first-in-class mAb therapeutic in Phase 2 clinical development for the prevention of Staphylococcus aureus pneumonia in high-risk, mechanically ventilated patients, a potentially life-threatening and costly infection for which there are no approved preventive therapies. In addition to ASN100, the Company’s preclinical pipeline is comprised of mAbs targeting multiple serious bacterial and viral pathogens, including respiratory syncytial virus (“RSV”).

Arsanis was incorporated under the laws of the State of Delaware and is headquartered in Waltham, Massachusetts, with European research and preclinical development operations headquartered in Vienna, Austria.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly owned subsidiary, Arsanis Biosciences GmbH, after elimination of all significant intercompany accounts and transactions.

Reverse Stock Split

On November 3, 2017, the Company effected a one-for-3.4130 reverse stock split of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion ratios for each series of the Company’s redeemable convertible preferred stock (see Note 11). Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split and adjustment of the preferred stock conversion ratios.

Initial Public Offering

On November 20, 2017, the Company closed an initial public offering of its common shares, in which the Company issued and sold 4,000,000 common shares at a price to the public of $10.00 per share. Concurrent to the initial public offering, (i) the Company issued an additional 600,000 common shares at a price of $10.00 per share pursuant to the exercise of the underwriters’ over-allotment option and (ii) New Enterprise Associates 16, L.P., or NEA, purchased 2,000,000 shares of our common stock at the initial per share public offering price of $10.00 in a private placement. The aggregate net proceeds to the Company from the initial public offering, inclusive of the over-allotment exercise, and the private placement were $58.1 million after deducting

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

underwriting discounts and commissions and offering expenses payable by the Company. Upon the closing of the initial public offering, all of the outstanding redeemable convertible preferred stock of the Company automatically converted into 7,180,483 shares of the Company’s common stock.

Going Concern

In accordance with Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued. As of December 31, 2017, the Company had an accumulated deficit of $92.3 million. During the year ended December 31, 2017, the Company incurred a net loss of $33.9 million and used $27.9 million of cash in operations. The Company expects to continue to generate operating losses for the foreseeable future. Based on its current operating plan, the Company expects that its cash and cash equivalents of $76.8 million as of December 31, 2017, will be sufficient to fund its operating expenses, capital expenditure requirements and debt service payments for at least 12 months from the issuance date of these financial statements. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations. Although the Company has been successful in raising capital in the past, there is no assurance that it will be successful in obtaining such additional financing on terms acceptable to the Company, if at all. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the accrual for research and development expenses and the valuation of common stock, stock options, warrants and derivative instruments. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Foreign Currency and Currency Translation

The functional currency for the Company’s wholly owned foreign subsidiary, Arsanis Biosciences GmbH, is the Euro. Assets and liabilities of Arsanis Biosciences GmbH are translated into United States dollars at the exchange rate in effect on the balance sheet date. Income items and expenses are translated at the average exchange rate in effect during the period. Unrealized translation gains and losses are recorded as a cumulative translation adjustment, which is included in the consolidated statements of redeemable convertible preferred stock and stockholder’s deficit as a component of accumulated other comprehensive income (loss). Adjustments that arise from exchange rate changes on transactions denominated in a currency other than the local currency are included in other income (expense), net in the consolidated statements of operations as incurred.

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and Cash Equivalents

All unrestricted highly liquid investments purchased with an original maturity date of 90 days or less at the date of purchase are considered to be cash equivalents.

The Company’s cash equivalents, which are money market funds held in a sweep account, are measured at fair value on a recurring basis. As of December 31, 2017, the carrying amount of cash equivalents was $70.9 million, which approximates fair value and was determined based upon Level 1 inputs. The sweep account is valued using quoted market prices with no valuation adjustments applied. Accordingly, these securities are categorized as Level 1.

Restricted Cash

In March 2017, the Company received a payment of $1.6 million under a grant agreement with the Gates Foundation (see Note 7). In April 2017, the Company entered into a letter agreement with the Gates Foundation (see Note 7). In connection with the letter agreement, the Gates Foundation purchased $8.0 million of shares of the Company’s Series D redeemable convertible preferred stock and the Company committed to use the proceeds from the investment by the Gates Foundation solely to advance the development of a specified monoclonal antibody program that involves the monoclonal antibodies ASN-1, ASN-2 and ASN-3 and the Company’s product candidate, ASN100. Such funds received from the Gates Foundation were classified as restricted cash until the Company incurred qualifying expenses under the letter agreement and the restrictions no longer apply. As of December 31, 2017, none of the proceeds from the Gates Foundation for the purchase of shares was classified as restricted cash in the consolidated balance sheet due to restrictions on the use of funds imposed by the agreement.

The Company maintains a letter of credit for the benefit of the landlords in connection with the Company’s office leases (see Note 16) and another letter of credit in connection with the Company’s corporate credit cards. As of December 31, 2017 and 2016, restricted cash (non-current) consisted of $0 and $0.1 million, respectively, held in connection with the Company’s corporate credit cards and $0.4 million and $0.3 million, respectively, held for the benefit of the landlords in connection with the Company’s office leases.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash. Periodically, the Company maintains deposits in accredited financial institutions in excess of federally insured limits. The Company deposits its cash in financial institutions that it believes have high credit quality and has not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders’ equity (deficit) as a reduction of proceeds generated as a result of the offering. Should the planned equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statement of operations. The Company recorded deferred offering costs of $0 and $9,000 as of December 31, 2017 and 2016, respectively.

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and Equipment

Property and equipment are recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the respective assets. As of December 31, 2017 and 2016, the Company’s property and equipment consisted of laboratory and office equipment, computer equipment and software, furniture and fixtures and leasehold improvements. Property and equipment are recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the respective assets as follows:

Estimated Useful Life
Laboratory and office equipment	3 to 10 years
Furniture and fixtures	3 to 10 years
Computer equipment and software	1 to 5 years
Leasehold improvements	Shorter of lease term or 10 years

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in loss from operations. Expenditures for repairs and maintenance are charged to expense as incurred.

Impairment of Long-Lived Assets

Long-lived assets consist of property and equipment. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows. To date, the Company has not recorded any impairment losses on long-lived assets.

Fair Value Measurements

Certain assets of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s warrant liability and derivative liability are carried at fair value, determined according to Level 3 inputs in the fair value hierarchy described above (see Note 3). In April 2017, in connection with the Company’s issuance and sale of Series D redeemable convertible preferred stock, the derivative liability was extinguished. The carrying values of cash equivalents, other current assets, accounts payable, and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities. The carrying value of the Company’s loan and security agreement with Silicon Valley Bank (“SVB”) approximates its fair value because the debt bears interest at a market rate. The carrying value of the loans received under the funding agreements with Österreichische Forschungsförderungsgesellschaft mbH (“FFG”) approximates their fair value because the Company records imputed interest expense based on rates that approximate market rates of interest as of the issuance date of each FFG loan. The carrying value of the Company’s convertible promissory notes approximated their fair value due to the short term of the notes. In April 2017, in connection with the Company’s issuance and sale of Series D redeemable convertible preferred stock, all of the outstanding principal and accrued interest under the convertible promissory notes was automatically converted into shares of Series D redeemable convertible preferred stock (see Notes 9 and 11).

Segment Information

The Company manages its operations as a single operating segment for the purposes of assessing performance and making operating decisions. The Company’s singular current focus is on applying mAb therapies to address serious infectious diseases.

Government Contracts, Grant Agreements and Incentive Programs

The Company recognizes proceeds received from the FFG Grants, research and development incentives from the Austrian government and the grant agreement with the Gates Foundation (see Note 7) as other income, rather than as revenue, in the consolidated statements of operations because the corresponding agreements contain no specified performance obligations other than to conduct research on a particular program or in a particular field and contain no obligations to deliver specified products or technology.

Income from grants and incentives is recognized in the period during which the related qualifying expenses are incurred, provided that the conditions under which the grants or incentives were provided have been met. For grants under the funding agreements with FFG and for proceeds under the research and development incentive program from the Austrian government, the Company recognizes grant and incentive income in an amount equal to the qualifying expenses incurred in each period multiplied by the applicable reimbursement percentage. For grants received under the grant agreement with the Gates Foundation, the Company recognizes grant income in an amount equal to the qualifying expenses incurred in each period, up to the amount previously funded by the Gates Foundation.

Grant funding that has been received by the Company in advance of incurring qualifying expenses is recorded in the consolidated balance sheet as unearned income. Grant and incentive income recognized upon incurring qualifying expenses in advance of receipt of grant funding or proceeds from research and development incentives is recorded in the consolidated balance sheet as grant and incentive receivables.

Loans the Company has received under the funding agreements with FFG bear interest at rates that are below market rates of interest. The Company accounts for the imputed benefit arising from the difference between a market rate of interest and the rate of interest charged by FFG as additional grant funding from FFG, and records interest expense for the FFG loans at a market rate of interest. On the date that FFG loan proceeds are received, the Company recognizes the portion of the loan proceeds allocated to grant funding as a discount to the carrying value of the loan and as unearned income, which is subsequently recognized as additional grant income over the term of the funding agreement.

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, stock-based compensation and benefits, facilities costs, depreciation, third-party license fees, and external costs of outside vendors engaged to conduct clinical development activities and clinical trials as well as to manufacture clinical trial materials. Non-refundable prepayments for goods or services that will be used or rendered for future research and development activities are recorded as prepaid expenses. Such amounts are recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered or the services rendered.

Research Contract Costs and Accruals

The Company has entered into various research and development-related contracts with companies both inside and outside of the United States. These agreements are cancelable, and related costs are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies or clinical trials, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

Stock-Based Compensation

The Company measures stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. Forfeitures are accounted for as they occur. Generally, the Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. The Company has not issued any stock-based awards with performance-based vesting conditions.

For stock-based awards granted to consultants and non-employees, compensation expense is recognized over the period during which services are rendered by such consultants and non-employees until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of the Company’s common stock and updated assumption inputs in the Black-Scholes option-pricing model.

The Company classifies stock-based compensation expense in its consolidated statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. Prior to November 20, 2017, the Company had been a private company and lacked company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.

Warrant Liability

In connection with the 2012 Loan Agreement, the Company issued to SVB warrants to purchase shares of its redeemable convertible preferred stock. The Company classified the warrants as a liability on its consolidated balance sheet. The Company remeasured this warrant liability to fair value at each reporting date and recognized changes in the fair value of the warrant liability as a component of other income (expense), net in the consolidated statement of operations.

In November 2017, in connection with the closing of the initial public offering, the warrants for the purchase of redeemable convertible preferred stock converted into warrants for the purchase of common stock. Upon the conversion, the Company reclassified the warrants as equity, recorded at fair value on the date of the reclassification on its consolidated balance sheets (included in additional paid-in capital).

The Company utilized the Black-Scholes option-pricing model, which incorporates assumptions and estimates, to value these warrants. The Company assessed these assumptions and estimates on a quarterly basis. Estimates and assumptions impacting the fair value measurement include the fair value per share of the underlying redeemable convertible preferred stock or common stock issuable upon exercise of the warrant, remaining contractual term of the warrants, risk-free interest rate, expected dividend yield and expected volatility of the price of the underlying redeemable convertible preferred stock or common stock.

Derivative Liability

The Company’s outstanding convertible promissory notes (see Note 9) contained a contingent put option and a conversion feature, each of which met the definition of a derivative instrument. The Company classified these instruments as a liability on its consolidated balance sheets because the contingent put option provided for the accelerated repayment of the notes at a substantial premium upon the occurrence of specified events and the conversion feature was not clearly and closely related to its host instrument and met the definition of a derivative. The derivative liability was initially recorded at fair value upon issuance of the convertible promissory notes and was subsequently remeasured to fair value at each reporting date. Changes in the fair value of the derivative liability were recognized as a component of other income (expense), net in the consolidated statement of operations. In April 2017, in connection with the Company’s issuance and sale of Series D redeemable convertible preferred stock, all of the outstanding principal and accrued interest under the convertible promissory notes was automatically converted into shares of Series D redeemable convertible preferred stock and the derivative liability was extinguished (see Notes 9 and 11).

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ equity (deficit) that result from transactions and economic events other than those with stockholders. For the year ended December 31,

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2017, comprehensive loss included $0.7 million of foreign currency translation loss adjustments. For the years ended December 31, 2016 and 2015, comprehensive loss included $0.1 million and $0.3 million, respectively, of foreign currency translation gain adjustments.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Net Income (Loss) per Share

The Company follows the two-class method when computing net income (loss) per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net income (loss) attributable to common stockholders is computed by adjusting net income (loss) attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period, including potential dilutive common shares. For purpose of this calculation, outstanding stock options, warrants to purchase shares of redeemable convertible preferred stock, unvested restricted stock, convertible promissory notes and redeemable convertible preferred stock are considered potential dilutive common shares.

The Company’s redeemable convertible preferred stock contractually entitled the holders of such shares to participate in dividends but contractually did not require the holders of such shares to participate in losses of the

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Company. Accordingly, in periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Recently Adopted Accounting Pronouncements

In March 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). The new standard involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. Certain of these changes are required to be applied retrospectively, while other changes are required to be applied prospectively. The Company early adopted ASU 2016-09 effective January 1, 2016, and its adoption of ASU 2016-09 had no material impact on the Company’s financial position, results of operations or cash flows.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). ASU 2015-17 requires deferred tax liabilities and assets to be classified as non-current in the consolidated balance sheet. ASU 2015-17 is required to be adopted for annual periods beginning after December 15, 2016, including interim periods within those fiscal years. The amendment may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company early adopted this guidance retrospectively to all periods presented, and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”), which requires that debt issuance costs related to a debt liability be presented in the balance sheet as a direct reduction in the carrying amount of that debt liability. The amendments in ASU 2015-03 are effective for the annual periods ending after December 15, 2015. The Company adopted the standard retrospectively to all periods presented on the required effective date of January 1, 2016, and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

In November 2014, the FASB issued ASU No. 2014-16, Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity (“ASU 2014-16”). The guidance requires an entity to determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of the relevant facts and circumstances (commonly referred to as the whole-instrument approach). The Company adopted the standard retrospectively to all periods presented on the required effective date of January 1, 2016, and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40) (“ASU 2014-15”). The amendments in this update explicitly require a company’s management to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. The new standard is effective in the first annual period ending after December 15, 2016. The Company adopted ASU 2014-15 as of the required effective date of December 31, 2016. This guidance relates to footnote disclosure only (see Note 1), and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815) I. Accounting for Certain Financial Instruments

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with Down Round Features II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. Part I applies to entities that issue financial instruments such as warrants, convertible debt or convertible preferred stock that contain down-round features. Part II replaces the indefinite deferral for certain mandatorily redeemable noncontrolling interests and mandatorily redeemable financial instruments of nonpublic entities contained within ASC Topic 480 with a scope exception and does not impact the accounting for these mandatorily redeemable instruments. ASU 2017-11 is required to be adopted for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of ASU 2017-11 will have on its consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”), which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The new standard will be effective for the Company on January 1, 2018. The Company is currently evaluating the impact that the adoption of ASU 2017-09 will have on its consolidated financial statements.

In January 2017, FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill and consolidation. The new standard will be effective for the Company on January 1, 2018. The Company is currently evaluating the impact that the adoption of ASU 2017-01 will have on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”), which requires restricted cash to be presented with cash and cash equivalents on the statement of cash flows and disclosure of how the statement of cash flows reconciles to the balance sheet if restricted cash is shown separately from cash and cash equivalents on the balance sheet. The new standard will be effective for the Company on January 1, 2018. The Company is currently evaluating the impact that the adoption of ASU 2016-18 will have on its consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other than Inventory (“ASU 2016-16”), which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. The new standard will be effective for the Company on January 1, 2018. The Company is currently evaluating the impact that the adoption of ASU 2016-16 will have on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), to address diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The new standard will be effective for the Company on January 1, 2018. The Company is currently evaluating the impact that the adoption of ASU 2016-15 will have on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases

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as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. ASU 2016-02 (Accounting Standards Codification (“ASC”) (Topic 842) supersedes the previous leases standard, ASC 840, Leases. The standard is effective for public entities for annual periods beginning after December 15, 2018 including interim periods within those fiscal years. Early adoption is permitted. In September 2017 and January 2018, the FASB issued ASU No. 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842), and ASC 2018-01, Land Easement Practical Expedient for Transition to Topic 842, respectively, which provide additional clarification and implementation guidance related to ASU 2016-02 and have the same effective date and transition requirements as ASU 2016-02. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which supersedes existing revenue recognition guidance under GAAP. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The standard defines a five-step process to achieve this principle, and will require companies to use more judgment and make more estimates than under the current guidance. The Company expects that these judgments and estimates will include identifying performance obligations in the customer contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (“ASU 2016-08”), which further clarifies the implementation guidance on principal versus agent considerations in ASU 2014-09. In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, clarifying the implementation guidance on identifying performance obligations and licensing. Specifically, the amendments in this update reduce the cost and complexity of identifying promised goods or services and improve the guidance for determining whether promises are separately identifiable. The amendments in this update also provide implementation guidance on determining whether an entity’s promise to grant a license provides a customer with either a right to use the entity’s intellectual property (which is satisfied at a point in time) or a right to access the entity’s intellectual property (which is satisfied over time). In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”), which clarifies the objective of the collectability criterion, presentation of taxes collected from customers, non-cash consideration, contract modifications at transition, completed contracts at transition and how guidance in ASU 2014-09 is retrospectively applied. In December 2016, the FASB issued ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers (“ASU 2016-20”), which amends narrow aspects of the guidance in ASU 2014-09. ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 have the same effective dates and transition requirements as ASU 2014-09. In September 2017, the FASB issued ASU No. 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842), which provides additional clarification and implementation guidance related to ASU 2014-09 and has the same effective date and transition requirements as ASU 2014-09. In December 2017, the FASB issued ASU No. 2017-14, Income Statement—Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606), which amends narrow aspects of the guidance in ASU 2014-09 and has the same

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effective date and transition requirements as ASU 2014-09. The new standard will be effective for the Company on January 1, 2018. The adoption of these standards is not expected to have an impact on the Company’s financial position, results of operations or cash flows as the Company does not currently have any revenue-generating arrangements.

3.	Fair Value of Financial Assets and Liabilities

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values (in thousands):

	Fair Value Measurements as of December 31, 2017 Using:
	Level 1	Level 3	Total
Assets:
Cash equivalents — Money market funds	$70,891	$—	$70,891

	$70,891	$—	$70,891

	Fair Value Measurements as of December 31, 2016 Using:
	Level 1	Level 3	Total
Liabilities:
Warrant liability	$—	$47	$47
Derivative liability	—	2,593	2,593

	$—	$2,640	$2,640

During the years ended December 31, 2017, 2016, and 2015, there were no transfers between Level 1, Level 2 and Level 3.

Valuation of Cash Equivalents

The cash equivalents in the table above are composed of money market funds held in a sweep account. The fair value of the cash equivalents was determined based on quoted market prices with no valuation adjustments applied, which represents a Level 1 measurement within the fair value hierarchy.

Valuation of Warrant Liability

The warrant liability in the table above is composed of the fair value of warrants to purchase shares of Series A-2 redeemable convertible preferred stock (the “Series A-2 preferred stock”) and Series B redeemable convertible preferred stock (the “Series B preferred stock”) that were issued to the lender in connection with the Company’s 2012 Loan Agreement, as amended (see Note 10). The fair value of the warrant liability was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

The Company used the Black-Scholes option-pricing model, which incorporates assumptions and estimates, to value the preferred stock warrants. Estimates and assumptions impacting the fair value measurement include the fair value per share of the underlying shares of Series A-2 and Series B preferred stock, the remaining contractual term of the warrants, risk-free interest rate, expected dividend yield and expected volatility of the

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price of the underlying preferred stock. The Company determined the fair value per share of the underlying preferred stock by taking into consideration the most recent sales of its preferred stock, results obtained from third-party valuations and additional factors that are deemed relevant. The Company historically has been a private company and lacks company-specific historical and implied volatility information of its stock. Therefore, it estimated its expected stock volatility based on the historical volatility of publicly traded peer companies for a term equal to the remaining contractual term of the warrant. The risk-free interest rate was determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining contractual term of the warrant. The Company estimated a 0% expected dividend yield based on the fact that the Company has never paid or declared dividends and does not intend to do so in the foreseeable future.

Valuation of Derivative Liability

The fair value of the derivative liability recognized in connection with the Company’s convertible promissory notes (see Note 9) was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The fair value of the derivative liability was determined using the probability-weighted expected return method (“PWERM”), which considered as inputs the type, timing and probability of occurrence of a change-of-control event, the future equity financing and cash settlement of the convertible promissory notes; the potential amount of the payment under each of these potential settlement scenarios; and the risk-adjusted discount rate reflecting the expected risk profile for each of the potential settlement scenarios.

In April 2017, in connection with the Company’s issuance and sale of Series D redeemable convertible preferred stock (the “Series D preferred stock”), all of the outstanding principal and accrued interest under the convertible promissory notes was automatically converted into shares of Series D preferred stock and the derivative liability was extinguished (see Notes 9 and 11).

The following table provides a roll forward of the aggregate fair values of the Company’s warrant liability and derivative liability, for which fair value is determined using Level 3 inputs (in thousands):

	Warrant Liability	Derivative Liability
Balance as of December 31, 2014	$27	$—
Initial fair value of derivative liability in connection with 2015 Notes	—	1,793
Change in fair value	(1)	—

Balance as of December 31, 2015	26	1,793
Initial fair value of warrant liability in connection with First Amendment to the 2012 loan agreement	60	—
Extinguishment of derivative liability in connection with extinguishment of 2015 Notes	—	(1,741)
Initial fair value of derivative liability in connection with 2016 Notes	—	3,929
Change in fair value	(39)	(1,388)

Balance as of December 31, 2016	47	2,593
Initial fair value of derivative liability in connection with 2017 Notes	—	403
Change in fair value	31	(762)
Conversion of convertible redeemable preferred stock warrant into common stock warrant	(78)	—
Extinguishment of derivative liability in connection with extinguishment of 2016 and 2017 Notes	—	(2,234)

Balance as of December 31, 2017	$—	$—

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,
	2017	2016
Prepaid clinical trial costs	$257	$1,246
Prepaid directors’ and officers’ and other corporate insurance	524	—
Other	348	90

	$1,129	$1,336

5.	Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 31,
	2017	2016
Laboratory and office equipment	$1,739	$1,489
Furniture and fixtures	419	374
Leasehold improvements	297	265
Computer equipment and software	189	166

	2,644	2,294
Less: Accumulated depreciation and amortization	(2,223)	(1,775)

	$421	$519

Depreciation and amortization expense for the years ended December 31, 2017, 2016 and 2015 was $0.2 million, $0.3 million and $0.4 million, respectively.

6.	Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 31,
	2017	2016
Accrued clinical trial costs	$2,317	$481
Accrued compensation and benefits	2,454	1,295
Accrued professional fees	510	51
Other	498	329

	$5,779	$2,156

7.	Collaboration, License and Funding Arrangements

Adimab Collaboration Agreement

In May 2011, the Company entered into a collaboration agreement with Adimab, LLC (“Adimab”), a related party (see Note 17) (the “Adimab Collaboration Agreement”). Under the Adimab Collaboration Agreement, the Company and Adimab were required to use reasonable efforts to conduct certain research, which was funded by the Company, to discover and optimize antibodies directed against targets selected by the Company. With respect

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to each target that was the subject of the research, the Company had an exclusive option to obtain, with respect to a specified number of antibodies directed against such target and discovered or optimized by Adimab, (i) ownership of certain patent rights relating to such antibodies and (ii) exclusive and non-exclusive licenses in a specified field, with the right to grant sublicenses, under certain patent rights and know-how.

Under the Adimab Collaboration Agreement, for each target for which the Company has exercised an option, the Company is required to use commercially reasonable efforts to develop and commercialize at least one product in major markets. If the Company does not fulfill these diligence obligations, Adimab may consider it a material breach, allowing Adimab to terminate the Adimab Collaboration Agreement with respect to such target and all associated products.

The Company is obligated to pay Adimab royalties at a mid single-digit percentage of net sales made by the Company or its affiliates of products based on antibodies for which the Company exercised its option, or products that use or are based on any antibody discovered or optimized under the agreement, any derivative or modified version of any such antibody, or any sequence information as to any such antibody. In addition, if the Company sells or licenses to any third party, or otherwise grants rights to any third party to, any of the products for which the Company is obligated to pay Adimab royalties, either alone or as part of a package including specified patents not directed to these antibodies, the Company is obligated to pay Adimab either (i) the same royalties on net sales of such products by such third party or (ii) a percentage, ranging from the low double digits to a maximum of less than 30%, of the payments the Company receives from such third parties that are attributable to such grant of rights. In April 2017, the Company entered into a letter agreement with the Gates Foundation, pursuant to which the Company licensed to the Gates Foundation certain rights under its ASN100 program. The Company has no payment obligations under the Adimab Collaboration Agreement with respect to sales of certain antibody products if they are sold at cost in developing countries under its letter agreement with the Gates Foundation. However, if such products are sold in developing countries for an amount that exceeds cost, then the amount of such excess over cost will be subject to the royalty payment obligations described above.

If the Company (or one of its affiliates with rights under the agreement) undergoes a change in control and, at the time of such change in control, the Company has not sold or licensed to third parties all of its rights in antibodies for which the Company is obligated to pay Adimab royalties under the agreement, then the Company is obligated to either (i) pay Adimab a percentage, in the mid double digits, of the payments it receives from that change in control that are reasonably attributable to those rights and certain patents arising from the collaboration or (ii) require the Company’s acquirer and all of its future third-party collaborators to pay to Adimab the royalties at a mid single-digit percentage of net sales based on those rights. If the Company grants rights to a third party under certain patents that are not directed to the antibodies for which the Company is obligated to pay Adimab royalties (as described above), the Company is also obligated to pay Adimab, in place of royalties or a percentage of payments received from the third party, a lump sum in the high six digits.

The Adimab Collaboration Agreement will expire on a country-by-country basis twelve years after the first commercial sale in such country of the last product for which the Company is obligated to pay Adimab royalties in such country under the Adimab Collaboration Agreement. The Company has the right to terminate the Adimab Collaboration Agreement for any reason by providing Adimab with a specified amount of prior written notice. Adimab has the right to terminate the Adimab Collaboration Agreement if the Company materially breaches the agreement and fails to cure such breach within a specified cure period, including for its failure to use commercially reasonable efforts to develop and commercialize at least one product directed at a target for which the Company has exercised an option in major markets. If Adimab terminates the Adimab Collaboration Agreement for the Company’s breach, or if the Company terminates the agreement for convenience, then the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company must transfer or license to Adimab certain rights and assets relating to targets and antibodies for which the Company has exercised its option. Adimab is then obligated to make payments to the Company with respect to these targets and antibodies that are similar to the payments the Company is required to make to Adimab during the term of the agreement. Certain of the Company’s payment obligations relating to specified products and patents arising from the agreement survive expiration or termination of the agreement.

During the years ended December 31, 2017, 2016 and 2015, the Company recognized research and development expense of $0, $8,000 and $0.2 million, respectively, under the Adimab Collaboration Agreement.

Adimab Option and License Agreement

In February 2017, the Company entered into an option and license agreement with Adimab, a related party (see Note 17) (the “Adimab Option Agreement”). Under the Adimab Option Agreement, Adimab has provided to the Company certain proprietary antibodies against respiratory syncytial virus (“RSV antibodies”) for its evaluation during a specified option period and has granted the Company an exclusive, non-sublicensable license in a specified field under certain Adimab patent rights and know-how during the option period. Under the Adimab Option Agreement, the Company has an exclusive option, exercisable during the option period upon payment of an option fee to Adimab, to require Adimab to assign to the Company all rights in up to a specified number of RSV antibodies selected by the Company and certain patent rights owned by Adimab that cover these antibodies, and to obtain from Adimab a non-exclusive license in a specified field, with the right to grant sublicenses, under certain other patent rights and know-how owned by Adimab.

If the Company exercises its option under the Adimab Option Agreement, the Company is required to use commercially reasonable efforts to develop and commercialize at least one product based on a licensed RSV antibody in major markets and is obligated to pay Adimab an option fee of $0.3 million and make future milestone payments upon the achievement of specified clinical and regulatory milestones in the aggregate amount of up to $24.4 million. The Company is obligated to pay Adimab royalties at a mid single-digit percentage of net sales of products based on the initial RSV antibodies (including modified or derivative forms of those antibodies created by or for Arsanis) by the Company or any of its affiliates, licensees or sublicensees, regardless of whether these products practice any of the assigned or licensed patents or know-how. If the Company materially breaches these diligence obligations, Adimab will have the right to terminate the Adimab Option Agreement.

In February 2017, the Company entered into a grant agreement with the Gates Foundation pursuant to which the Company has no payment obligations under the Adimab Option Agreement with respect to sales of products based on licensed RSV antibodies to the extent they are sold at cost in developing countries. However, if such products are sold in developing countries for an amount that exceeds cost, then the amount of such excess will be subject to the royalty payment obligations described in the preceding paragraph.

If the Company does not exercise its option, the Adimab Option Agreement will expire on the Company’s achievement of specified preclinical milestones under the grant agreement with the Gates Foundation, but in any event no later than mid-2019. If the Company does exercise its option, the Adimab Option Agreement will expire on the last-to-expire royalty term (defined, on a product-by-product and country-by-country basis, as the period ending on the later of twelve years after the first commercial sale of such product in such country and the expiration of the last of a specified set of patents and patent applications covering such product in such country) for any and all products for which the Company is obligated to pay Adimab royalties under the Adimab Option Agreement. The Company has the right to terminate the Adimab Option Agreement for any reason by providing Adimab with a specified amount of prior written notice. Adimab has the right to terminate the Adimab Option

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Agreement if the Company materially breaches the agreement and fails to cure such breach within a specified cure period, including for the Company’s failure to use commercially reasonable efforts to develop and commercialize at least one product based on a licensed RSV antibody in major markets. If Adimab terminates the Adimab Option Agreement for the Company’s breach, if the Company terminates the agreement for convenience or if the agreement expires before the Company exercises its option, then the Company must return or destroy certain know-how, including all initial RSV antibodies, and all modified or derivative forms of those antibodies, in its possession other than those for which the Company has made all payments required under the Adimab Option Agreement, assign certain patents covering certain RSV antibodies to Adimab, grant Adimab a non-exclusive, royalty-free license under certain other patents, and grant Adimab a time-limited right of first negotiation to obtain an exclusive license to certain patents and know-how and the transfer and assignment of certain regulatory filings and approvals and other related assets related to products based on licensed RSV antibodies. Certain of the Company’s payment obligations relating to specified products and patents arising from the agreement survive expiration or termination of the agreement.

During the year ended December 31, 2017, the Company recognized research and development expense of $0.1 million in connection with the Adimab Option Agreement, which consisted of reimbursement for services performed by Adimab.

Gates Foundation Grant Agreement

In February 2017, the Company entered into a grant agreement with the Gates Foundation, a related party (see Note 17), under which the Gates Foundation agreed to provide the Company up to $9.3 million to conduct preclinical development of monoclonal antibodies for the prevention of RSV infection in newborns (the “RSV project”).

In connection with this grant agreement, the Company has granted to the Gates Foundation a non-exclusive, perpetual, royalty-free, fully paid up, sublicensable license to make, use, sell, offer to sell, import, distribute, copy, modify, create derivative works, publicly perform and display the funded developments and, to the extent incorporated into a funded development or required to use a funded development, any other technology created outside of the RSV project that was used as part of the RSV project, for the benefit of people in developing countries. This license survives any expiration or termination of the grant agreement.

The grant agreement expires on October 31, 2019. The Gates Foundation can modify, suspend or discontinue any payment under the grant agreement, or terminate the grant agreement, if it is not reasonably satisfied with the Company’s progress on the RSV project; if there are significant changes to the Company’s leadership or other factors that the Gates Foundation reasonably believes may threaten the RSV project’s success; if the Company undergoes a change in control; if there is a change in the Company’s tax status; if the RSV project is no longer aligned with the Gates Foundation’s programmatic strategy; or if the Company fails to comply with the grant agreement. Any grant funds that have not been used for, or committed to, the RSV project upon the expiration or termination of the grant agreement must be returned to the Gates Foundation or otherwise used as directed by the Gates Foundation.

In March 2017, the Company received a payment of $1.6 million from the Gates Foundation under the grant agreement. The payment received from the Gates Foundation under the grant agreement was classified as restricted cash (current) in the consolidated balance sheet due to restrictions on the use of the funds imposed by the agreement (see Note 2). Such funds received from the Gates Foundation were no longer classified as restricted cash once the Company incurred qualifying expenses under the grant agreement and the restrictions no longer applied.

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During the year ended December 31, 2017, the Company recognized grant income of $1.6 million under the grant agreement with the Gates Foundation upon incurring qualifying expenses. As of December 31, 2017, unearned income under the grant agreement with the Gates Foundation was $0.

Gates Foundation Letter Agreement and Investment

In April 2017, the Company entered into a letter agreement with the Gates Foundation. In connection with the letter agreement, the Gates Foundation purchased 2,464,799 shares of the Company’s Series D preferred stock for proceeds of $8.0 million and the Company committed to use the proceeds from the investment by the Gates Foundation solely to advance the development of a specified monoclonal antibody program that involves the monoclonal antibodies ASN-1, ASN-2 and ASN-3 and the Company’s product candidate, ASN100. Under the letter agreement, in addition to the initial project funded by the Gates Foundation with its initial investment, the Company also agreed to conduct up to four additional projects to be proposed and to be funded by the Gates Foundation.

The letter agreement contains certain global access obligations as well as requirements relating to the Company’s use of the funds received from the Gates Foundation investment. In the event that the Company fails to comply with these obligations or requirements or any related U.S. legal obligations set forth in the letter agreement, the Gates Foundation will have the right, after expiration of a specified cure period, to require the Company to redeem all of the shares owned by the Gates Foundation or to locate a third party that will purchase such shares. For any redemption or purchase resulting from such default, the shares of the Company’s stock held by the Gates Foundation will be redeemed at an amount equal to the greater of the original purchase price (plus specified interest) or the fair market value of such stock on the date of such redemption. The term of the letter agreement continues in perpetuity.

In connection with this letter agreement, the Company has granted to the Gates Foundation and/or Gates Foundation-supported entities certain licenses, including a non-exclusive, non-terminable, royalty-free (except as required under the Adimab Collaboration Agreement), sublicensable license to products, technologies, materials, processes and other intellectual property developed using funds provided by the Gates Foundation or a Gates Foundation-supported entity, or developed in connection with the Company’s conduct of any funded project or additional funded project, as well as all of the Company’s background intellectual property, to utilize and exploit products and services directed at pathogens or other targets subject to any funded project or additional funded project.

The proceeds received from the Gates Foundation in connection with the Company’s sale and issuance of Series D preferred stock were classified as restricted cash (current) in the consolidated balance sheet due to restrictions on the use of funds imposed by the agreement (see Note 2). Such funds received from the Gates Foundation are no longer classified as restricted cash once the Company incurs qualifying expenses under the letter agreement and the restrictions no longer apply.

During the year ended December 31, 2017, the Company incurred qualifying expenses of $8.0 million under the letter agreement with the Gates Foundation.

Funding Agreements with FFG

Between September 2011 and March 2017, the Company entered into a series of funding agreements with FFG that provided for loans and grants to fund between 50% and 70% of qualifying research and development expenditures of the Company’s subsidiary in Austria on a project-by-project basis, as approved by FFG.

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FFG Grants

For grants under the funding agreements with FFG, the Company recognized grant income of $0.2 million, $0.6 million and $0.7 million during the years ended December 31, 2017, 2016 and 2015, respectively. As of December 31, 2017 and 2016, the Company recorded grant receivables from FFG of $0.1 million and $36,000, respectively, for qualifying expenses incurred that were reimbursable under the funding agreements. As of December 31, 2017 and 2016, there were no amounts recorded as unearned income in connection with the FFG Grants.

FFG Loans

Loans under the funding agreements with FFG (see Note 8) bear interest at rates that are below market rates of interest. The Company accounts for the imputed benefit arising from the difference between a market rate of interest and the rate of interest charged by FFG as additional grant funding from FFG. On the date that FFG loan proceeds are received, the Company recognizes the portion of the loan proceeds allocated to grant funding as a discount to the carrying value of the loan and as unearned income, which is recognized as additional grant income over the term of the funding agreement.

The Company recognized grant income of $0.6 million, $0.4 million and 0.3 million during the years ended December 31, 2017, 2016, and 2015, respectively, related to the recognition of the unearned income recorded for the imputed benefit of FFG loans at below-market interest rates. Unearned income (current) related to the imputed benefit of FFG loans at below-market interest rates was $0.7 million and $0.5 million as of December 31, 2017 and 2016, respectively, and unearned income (non-current) related to such benefit was $1.9 million and $2.1 million of December 31, 2017 and 2016, respectively.

Research and Development Incentive

The Company participates in a research and development incentive program provided by the Austrian government whereby the Company is entitled to reimbursement by the Austrian government for a percentage of qualifying research and development expenses incurred by the Company’s subsidiary in Austria. Under the program, the reimbursement rate for qualifying research and development expenses incurred by the Company through its subsidiary in Austria was 12%, 12% and 10% for the years ended December 31, 2017, 2016 and 2015, respectively.

The Company recognizes incentive income from Austrian research and development incentives when qualifying expenses have been incurred, there is reasonable assurance that the payment will be received, and the consideration can be reliably measured. Management has assessed the Company’s research and development activities and expenditures to determine which activities and expenditures are likely to be eligible under the research and development incentive program described above. At each reporting date, management estimates the reimbursable incentive income available to the Company based on available information at the time.

The Company recognized incentive income of $1.4 million, $1.4 million and 1.2 million during the years ended December 31, 2017, 2016 and 2015, respectively, in connection with the Austrian research and development incentive program. As of December 31, 2017 and 2016, the Company recorded receivables for amounts due under the program of $1.5 million and $1.3 million, respectively, which amounts were included in grant and incentive receivables in the consolidated balance sheet.

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	Loans Payable

The aggregate principal amount of debt outstanding as of December 31, 2017 and 2016 consisted of the following (in thousands):

	December 31,
	2017	2016
Term loans under 2012 Loan Agreement	$4,667	$7,000
FFG Loans	10,225	8,047

	$14,892	$15,047

Current and non-current debt obligations reflected in the consolidated balance sheets as of December 31, 2017 and 2016 consisted of the following (in thousands):

	December 31,
	2017	2016
Current liabilities:
Term loans under 2012 Loan Agreement	$2,333	$2,333
FFG loans	—	—
Unamortized debt discount	(19)	(34)

Loans payable, net of discount	2,314	2,299

Non-current liabilities:
Term loans under 2012 Loan Agreement	2,334	4,667
FFG loans	10,225	8,047
Unamortized debt discount	(2,637)	(2,587)

Loans payable, net of discount and current portion	9,922	10,127

Total loans payable, net of discount	$12,236	$12,426

2012 Loan Agreement

On December 7, 2012, the Company entered into a loan and security agreement (the “2012 Loan Agreement”) with SVB, which provided for a term loan of up to $0.5 million (the “2012 Term Loan A Advance”) on the closing date and additional term loans in the aggregate of $2.0 million (the “2012 Term Loan B Advance”). The Company borrowed the full $2.5 million available under the agreement in two separate tranches: $0.5 million under the 2012 Term Loan A Advance, which was borrowed in December 2012, and $2.0 million under the 2012 Term Loan B Advance, which was borrowed in February 2013. Borrowings under the 2012 Term Loan A Advance and 2012 Term Loan B Advance (collectively, the “2012 Term Loan Advance”) bore interest at a rate per annum equal to greater of 3.25% and The Wall Street Journal prime rate; provided, however, that in an event of default, as defined in the 2012 Loan Agreement, the interest rate applicable to borrowings under the 2012 Loan Agreement would be increased by 4.0%.

The 2012 Loan Agreement required monthly payments of principal and interest, beginning on October 1, 2013 through March 1, 2016 (the “Maturity Date”), when all unpaid principal and interest became due and payable. The 2012 Loan Agreement also provided that the Company could voluntarily prepay all (but not less than all) of the outstanding principal at any time. A final payment of 4.0% multiplied by the principal amount of the borrowings under the 2012 Term Loan A Advance and 2012 Term Loan B Advance was due upon the earlier to occur of the Maturity Date or prepayment of such borrowings.

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with the 2012 Loan Agreement, on December 7, 2012, the Company issued to SVB a warrant for the purchase of Series A-2 preferred stock, which warrant became exercisable as to 2,202 shares of Series A-2 preferred stock on December 12, 2012 in connection with the 2012 Term Loan A Advance and as to 8,811 shares of Series A-2 preferred stock on February 25, 2013 in connection with the 2012 Term Loan B Advance (see Note 10). On the dates the warrant became exercisable, the Company recorded a debt discount and a warrant liability in the Company’s consolidated balance sheet equal to the fair value of the portions of the warrant on the dates they became exercisable.

On February 29, 2016, in connection with an amendment to the 2012 Loan Agreement, the Company repaid all remaining principal and accrued interest outstanding under the 2012 Term Loan A Advance and 2012 Term Loan B Advance.

First Amendment

On February 19, 2016, the Company entered into the First Amendment to the 2012 Loan Agreement (the “First Amendment”). The First Amendment provided for an additional borrowing of $3.5 million (“2016 Term Loan A Advance”), with a requirement that a portion of the proceeds be used to pay in full, all amounts then outstanding, under the 2012 Term Loan A Advance and the 2012 Term Loan B Advance.

The First Amendment provided for two additional advances not to exceed, in the aggregate, $3.5 million, with each advance being for a minimum of $0.5 million (collectively the “2016 Term Loan B Advance”), and total borrowings under the 2012 Loan Agreement not to exceed $7.0 million. The Company borrowed the full $7.0 million available in two separate tranches: $3.5 million under the 2016 Term Loan A Advance, which was borrowed on February 29, 2016, and $3.5 million under the 2016 Term Loan B Advance, which was borrowed on August 23, 2016. Following these borrowings in February and August 2016, no additional amounts were available to be borrowed under the 2012 Loan Agreement. Borrowings under the 2016 Term Loan A Advance and 2016 Term Loan B Advance (collectively, the “2016 Term Loan Advance”) bear interest at a rate per annum equal to the greater of 3.25% and The Wall Street Journal prime rate, in each case minus 0.25%; provided, however, that in an event of default, as defined in the 2012 Loan Agreement, the interest rate applicable to borrowings under the First Amendment will be increased by 4.0%. As of December 31, 2017 and 2016, the interest rate applicable to borrowings under the 2016 Term Loan Advance was 4.25% and 3.50%, respectively.

The Company is required to make equal monthly payments of principal as well as accrued interest beginning January 1, 2017 through December 1, 2019 (the “First Amendment Maturity Date”), when all unpaid principal and interest become due and payable. The First Amendment also provided that the Company could voluntarily prepay all (but not less than all) of the outstanding principal at any time prior to the maturity date, subject to a prepayment fee, which ranges from 0% to 2% of the outstanding principal if paid prior to the First Amendment Maturity Date. The Company has not accrued for this prepayment fee as it does not intend to prepay the outstanding balance. A final payment of 5.0% multiplied by the principal amount of the borrowings under the 2016 Term Loan Advance is due upon the earlier to occur of the First Amendment Maturity Date or prepayment of all outstanding principal. In connection with the First Amendment, the Company paid an arrangement fee of $20,000 to SVB and incurred legal costs of $7,000, both of which were recorded as a debt discount. The debt discount is reflected as a reduction of the carrying value of the loan payable on the Company’s consolidated balance sheet and is being amortized to interest expense over the term of the loan using the effective interest method.

In connection with the First Amendment, on February 29, 2016, the Company repaid all remaining principal and accrued interest outstanding under the 2012 Term Loan A Advance and 2012 Term Loan B Advance,

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

totaling $0.1 million, and paid a final payment of $0.1 million. The Company accounted for the repayment of amounts due under the 2012 Term Loan A Advance and 2012 Term Loan B Advance in connection with the First Amendment to the 2012 Loan Agreement as an extinguishment of the 2012 Term Loan A Advance and 2012 Term Loan B Advance and as a new debt issuance, which did not result in an impact to the Company’s statement of operations as there was no unamortized debt discount at the time of extinguishment.

Borrowings under the 2012 Loan Agreement are collateralized by a pledge of 65% of the outstanding capital stock of the Company’s subsidiary in Austria. The 2012 Loan Agreement contains affirmative and negative covenants but does not contain any financial covenants.

In connection with the First Amendment to the 2012 Loan Agreement, on February 19, 2016, the Company issued to SVB a warrant for the purchase of Series B preferred stock, which warrant became exercisable as to 7,251 shares of Series B preferred stock on February 29, 2016 in connection with 2016 Term Loan A Advance and as to 7,251 shares of Series B preferred stock on August 23, 2016 in connection with the 2016 Term Loan B Advance. On the dates that the warrant became exercisable, the Company recorded a debt discount and a warrant liability in the Company’s consolidated balance sheet equal to the fair value of the portions of the warrant on the dates they became exercisable. The debt discount is being amortized to interest expense using the effective interest method over the term of the loan.

The Company recognized interest expense under the 2012 Loan Agreement, as amended, of $0.4 million, $0.3 million and $49,000 during the years ended December 31, 2017, 2016 and 2015, respectively, including interest expense related to the amortization of the debt discount and final payment of $0.2 million, $0.1 million and $26,000 during the years ended December 31, 2017, 2016 and 2015, respectively. As of December 31, 2017 and 2016, the unamortized debt discount was $26,000 and $0.1 million, respectively.

During the years ended December 31, 2017, 2016 and 2015, the Company made aggregate principal payments in connection with the 2012 Loan Agreement of $2.3 million, $0.3 million and $1.0 million, respectively.

FFG Loans

In connection with the funding agreements with FFG (see Note 7), the Company received loans from FFG. Loans from FFG were made on a project-by-project basis and had an aggregate principal amount outstanding of $10.2 million and $8.0 million as of December 31, 2017 and 2016, respectively. Amounts due under the FFG loans bear interest at rates ranging from 0.75% to 2.0% per annum and mature at various dates between June 2020 and March 2023. Interest on amounts due under the loans is payable semi-annually in arrears, with all principal and remaining accrued interest due upon maturity.

In addition, the Company has recorded a discount to the carrying value of each FFG loan for the portion of the loan proceeds allocated to grant funding, which is being amortized to interest expense over the term of the loan using the effective interest method. As of December 31, 2017 and 2016, the unamortized debt discount related to FFG loans was $2.6 million and $2.6 million, respectively.

The Company recognized interest expense of $0.7 million, $0.5 million and $0.4 million during the years ended December 31, 2017, 2016 and 2015, respectively, related to the FFG loans, which included interest expense related to the amortization of debt discount of $0.6 million, $0.4 million and $0.3 million during the years ended December 31, 2017, 2016 and 2015, respectively. There were no principal payments due or paid under the FFG loans during the years ended December 31, 2017, 2016 and 2015.

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In the event that the underlying program research results in a scientific or technical failure, the principal then outstanding under any loan may be forgiven by FFG and converted to non-repayable grant funding on a project-by-project basis. The FFG loans contain no affirmative, negative or financial covenants and are not secured by any of the Company’s assets.

As of December 31, 2017, the aggregate minimum future principal payments due in connection with the 2012 Loan Agreement, as amended, and the FFG loans are summarized as follows (in thousands):

Year Ending December 31,
2018	2,333
2019	2,334
2020	5,195
2021	—
2022	4,128
Thereafter	902

$14,892

9.	Convertible Promissory Notes

As of December 31, 2016, convertible promissory notes, net of discount, consisted of the following (in thousands):

December 31, 2016
Principal	$5,500
Accrued interest	27
Unamortized discount	(2,664)

Convertible promissory notes, net of discount	$2,863

There were no convertible promissory notes outstanding as of December 31, 2017.

2015 Notes

On December 16, 2015, the Company issued convertible promissory notes (the “2015 Notes”) in the aggregate principal amount of $4.0 million. The 2015 Notes bore interest at a rate of 0.56% per annum, were unsecured and were due and payable, including accrued interest, on December 16, 2016. In the event of a qualified sale of preferred stock to one or more institutional investors resulting in gross proceeds to the Company of at least $5.0 million, all principal and accrued and unpaid interest under the 2015 Notes was automatically convertible into a number of shares of the Company’s preferred stock issued in such a financing equal to the outstanding principal and accrued but unpaid interest under the 2015 Notes, divided by the price per share of the preferred stock sold in the financing, multiplied by 0.90. In addition, in the event of a dissolution, liquidation, winding-up or change-of-control event, the 2015 Notes contained a put option whereby the Company was required to pay to the holder of the 2015 Notes an amount equal to the greater of (i) the principal amount then outstanding under the 2015 Notes, plus any accrued but unpaid interest, multiplied by 1.10 and (ii) such amount that would be received if all outstanding principal and interest under 2015 Notes had converted into shares of the Company’s Series B preferred stock at the Series B Original Issue Price (see Note 11).

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company concluded that the conversion feature in the event of a qualified financing and the put option each met the definition of embedded derivative that was required to be accounted for as a separate unit of accounting. The Company recorded the combined issuance-date fair value of the derivative liabilities of $1.8 million as a debt discount and as a derivative liability in the Company’s consolidated balance sheet.

In connection with the 2015 Notes, the Company paid legal costs of $26,000 which were capitalized and recorded as debt discount and amortized using the effective interest method over the term of the loan. The Company recognized interest expense of $0.4 million and $0.1 million, including amortization of debt discount of $0.4 million and $0.1 million during the years ended December 31, 2016 and 2015, respectively, in connection with the 2015 Notes.

In April 2016, in connection with the Company’s issuance and sale of Series C redeemable convertible preferred stock (the “Series C preferred stock”), all of the outstanding principal and accrued interest then-outstanding under the 2015 Notes, totaling $4.0 million, was converted into 461,396 shares of Series C preferred stock at a price equal to 90% of the $9.65 per share price paid by investors in the Series C financing.

The Company accounted for the conversion of the 2015 Notes as a debt extinguishment and recognized a loss on extinguishment of debt of $35,000 within other income (expense), net in the consolidated statement of operations. The loss on extinguishment was calculated as the difference between (i) the fair value of the 461,396 shares of Series C preferred stock issued to settle the 2015 Notes of $4.5 million and (ii) the carrying value of the 2015 Notes, net of the unamortized debt discount, of $2.7 million plus the then-current fair value of derivative liability associated with the 2015 Notes at the time of the extinguishment of $1.7 million.

2016 Notes

On April 12, 2016, the Company issued convertible promissory notes (the “2016 Notes”) in the aggregate principal amount of $5.5 million. The 2016 Notes bore interest at a rate of 0.70% per annum, were unsecured and were due and payable, including accrued interest, on October 12, 2017. In the event of a qualified sale of preferred stock to one or more institutional investors resulting in gross proceeds to the Company of at least $20.0 million, all principal and accrued and unpaid interest under the 2016 Notes was automatically convertible into a number of shares of the Company’s preferred stock issued in such a financing equal to the outstanding principal and accrued but unpaid interest under the 2016 Notes, divided by the price per share of the preferred stock sold in the financing, multiplied by 0.90. In addition, in the event of a dissolution, liquidation, winding-up or change-of-control event, the 2016 Notes contained a put option whereby the Company was required to pay to the holder of 2016 Notes an amount equal to the greater of (i) the principal amount then outstanding under the 2016 Notes plus any accrued but unpaid interest, multiplied by 1.10 and (ii) such amount that would be received if all outstanding principal and interest under 2016 Notes had converted into shares of the Company’s Series C preferred stock at the Series C Original Issue Price (see Note 11). In addition, in the event that (i) any principal or interest under any of the 2016 Notes remained outstanding on October 12, 2017 (the maturity date); (ii) any amount under the 2016 Notes was to be prepaid; or (iii) any amount under any of the 2016 Notes became due and payable in connection with an event of default, as defined, the 2016 Notes were convertible at the option of the holder into a number of shares of the Company’s Series C preferred stock equal to the quotient of the outstanding principal amount all accrued and unpaid interest under the 2016 Notes divided by the Series C Original Issue Price (see Note 11).

The Company concluded that both the conversion feature in the event of a qualified financing and the put option met the definition of embedded derivatives that were required to be accounted for as a separate unit of accounting. The Company recorded the combined issuance-date fair value of the derivative liabilities of $3.9 million as a debt discount and as a derivative liability in the consolidated balance sheet.

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company recognized interest expense of $0.9 million and $1.3 million, including amortization of debt discount of $0.9 million and $1.3 million during the years ended December 31, 2017 and 2016, respectively, in connection with the 2016 Notes. As of December 31, 2016, the unamortized debt discount on the 2016 Notes was $2.7 million. There were no debt issuance costs associated with the 2016 Notes.

In April 2017, in connection with the Company’s issuance and sale of Series D preferred stock, all of the outstanding principal and accrued interest under the 2016 Notes, totaling $5.5 million, was automatically converted into 1,896,297 shares of Series D preferred stock at a price equal to 90% of $3.2457 per share, the per share price paid in cash by investors in the Series D preferred stock financing.

The Company accounted for the conversion of the 2016 Notes as a debt extinguishment and recognized a loss on extinguishment of debt of $0.3 million within other income (expense), net in the consolidated statement of operations. As of the date of conversion, the unamortized discount on the 2016 Notes was $1.8 million. The loss on extinguishment was calculated as the difference between (i) the fair value of the 1,896,297 shares of Series D preferred stock issued to settle the 2016 Notes of $6.2 million and (ii) the carrying value of the 2016 Notes, net of the unamortized debt discount, of $3.7 million plus the then-current fair value of derivative liability associated with the 2016 Notes at the time of the extinguishment of $2.1 million.

2017 Notes

On January 17, 2017, the Company issued convertible promissory notes (the “2017 Notes”) in the aggregate principal amount of $4.9 million. The 2017 Notes bore interest at a rate of 0.96% per annum, were unsecured and were due and payable, including accrued interest, on October 12, 2017. In the event of a qualified sale of preferred stock to one or more institutional investors resulting in gross proceeds to the Company of at least $20.0 million, all principal and accrued and unpaid interest under the 2017 Notes was automatically convertible into a number of shares of the Company’s preferred stock issued in such a financing equal to the outstanding principal and accrued but unpaid interest under the 2017 Notes, divided by the price per share of the preferred stock sold in the financing. In addition, in the event of a dissolution, liquidation, winding-up or change-of-control event, the 2017 Notes contained a put option whereby the Company was required to pay to the holder of 2017 Notes an amount equal to the greater of (i) the principal amount then outstanding under the 2017 Notes plus any accrued but unpaid interest, multiplied by 1.10 and (ii) such amount that would be received if all outstanding principal and interest under 2017 Notes had converted into shares of the Company’s Series C preferred stock at the Series C Original Issue Price (see Note 11). In addition, in the event that (i) any principal or interest under any of the 2017 Notes remained outstanding on October 12, 2017 (the maturity date); (ii) any amount under the 2017 Notes was to be prepaid; or (iii) any amount under any of the 2017 Notes became due and payable in connection with an event of default, as defined, the 2017 Notes were convertible at the option of the holder into a number of shares of the Company’s Series C preferred stock equal to the quotient of the outstanding principal amount and all accrued and unpaid interest under the 2017 Notes divided by the Series C Original Issue Price (see Note 11).

The Company concluded that the put option met the definition of an embedded derivative that was required to be accounted for as a separate unit of accounting. The Company recorded the issuance-date fair value of the derivative liability of $0.4 million as a debt discount and as a derivative liability in the consolidated balance sheet.

In connection with the 2017 Notes, the Company paid legal costs of $17,000, which were capitalized and recorded as debt discount and amortized using the effective interest method over the term of the loan. The Company recognized interest expense of $0.2 million, including amortization of debt discount of $0.1 million, during the year ended December 31, 2017, in connection with the 2017 Notes.

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In April 2017, in connection with the Company’s issuance and sale of Series D preferred stock, all of the outstanding principal and accrued interest under the 2017 Notes, totaling $4.9 million, was automatically converted into 1,524,107 shares of Series D preferred stock at a price equal to $3.2457 per share, the per share price paid in cash by investors in the Series D preferred stock financing.

The Company accounted for the conversion of the 2017 Notes as a debt extinguishment and recognized a loss on extinguishment of debt of $0.1 million within other income (expense), net in the consolidated statement of operations. As of the date of conversion, the unamortized debt discount on the 2017 Notes was $0.3 million. The loss on extinguishment was calculated as the difference between (i) the fair value of the 1,524,107 shares of Series D preferred stock issued to settle the 2017 Notes of $4.9 million and (ii) the carrying value of the 2017 Notes, net of the unamortized debt discount, of $4.7 million plus the then-current fair value of derivative liability associated with the 2017 Notes at the time of the extinguishment of $0.2 million.

The terms of the 2015 Notes, 2016 Notes and 2017 Notes provided that (i) all outstanding principal and interest was due and payable in cash upon an event of default, as defined in the agreements; (ii) amounts outstanding under the notes were not pre-payable without the written consent of the holders of more than 50% of the outstanding principal of the notes; and (iii) indebtedness under the notes was subordinate to any indebtedness under other venture debt entered into by the Company. There were no financial or negative covenants associated with the convertible promissory notes.

10.	Preferred and Common Stock Warrants

As of December 31, 2017, there were no outstanding warrants to purchase redeemable convertible preferred stock. Outstanding warrants to purchase shares of common stock consisted of the following:

December 31, 2017
Date Exercisable	Number of Shares Issuable	Exercise Price	Exercisable for	Classification	Expiration
December 12, 2012	788	$12.70	Common	Equity	December 6, 2022
February 25, 2013	3,152	$12.70	Common	Equity	December 6, 2022
February 29, 2016	3,237	$16.22	Common	Equity	February 18, 2026
August 23, 2016	3,237	$16.22	Common	Equity	February 18, 2026

	10,414

As of December 31, 2016, there were no outstanding warrants to purchase common stock. Outstanding warrants to purchase shares of redeemable convertible preferred stock consisted of the following:

December 31, 2016
Date Exercisable	Number of Shares Issuable	Exercise Price	Exercisable for	Classification	Expiration
December 12, 2012	2,202	$4.54	Series A-2	Liability	December 6, 2022
February 25, 2013	8,811	$4.54	Series A-2	Liability	December 6, 2022
February 29, 2016	7,251	$7.24	Series B	Liability	February 18, 2026
August 23, 2016	7,251	$7.24	Series B	Liability	February 18, 2026

	25,515

In connection with the 2012 Loan Agreement, on December 7, 2012, the Company issued to SVB a warrant for the purchase of Series A-2 preferred stock, which warrant became exercisable as to 2,202 shares of Series A-2

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

preferred stock on December 12, 2012 in connection with the 2012 Term Loan A Advance and as to 8,811 shares of Series A-2 preferred stock on February 25, 2013 in connection with the 2012 Term Loan B Advance. The warrant was exercisable at a price of $4.54 per share and expires on December 6, 2022.

The Company classified the warrant as a liability on its consolidated balance sheet (included in other long-term liabilities) as the warrant was a free-standing financial instrument that may require the Company to transfer assets upon exercise. The liability associated with each portion of the warrant that became exercisable was recorded at fair value on the dates they became exercisable and was subsequently remeasured to fair value at each reporting date. Changes in the fair value of the warrant liability were recognized as a component of other income (expense), net in the Company’s consolidated statement of operations. Changes in the fair value of the warrant liability were recognized until the warrant qualified for equity classification. On the dates the warrant became exercisable, the fair value of the portion of the warrant to purchase 2,202 shares of Series A-2 preferred stock that became exercisable in connection with the 2012 Term Loan A Advance and the fair value of the portion of the warrant to purchase 8,811 shares of Series A-2 preferred stock that became exercisable in connection with the 2012 Term Loan B Advance were determined to be $7,000 and $26,000, respectively. The Company remeasured the liability associated with the warrant as of December 31, 2016 and 2015 and determined that the fair value of the warrant liability was $12,000 and $26,000, respectively. The Company recognized a gain (loss) of ($15,000), $14,000 and $1,000 for the years ended December 31, 2017, 2016 and 2015, respectively, related to the change in fair value of the warrant.

In connection with the First Amendment to the 2012 Loan Agreement, on February 19, 2016, the Company issued to SVB a warrant for the purchase of Series B preferred stock, which warrant became exercisable as to 7,251 shares of Series B preferred stock on February 29, 2016 in connection with 2016 Term Loan A Advance and as to 7,251 shares of Series B preferred stock on August 23, 2016 in connection with the 2016 Term Loan B Advance. The warrant was exercisable at a price of $7.24 per share and expires on February 18, 2026.

The Company classified the warrant as a liability on its consolidated balance sheet (included in other long-term liabilities) as the warrant was a free-standing financial instrument that may require the Company to transfer assets upon exercise. The liability associated with each portion of the warrant that became exercisable was recorded at fair value on the dates they became exercisable and was subsequently remeasured to fair value at each reporting date. Changes in the fair value of the warrant liability were recognized as a component of other income (expense), net in the Company’s consolidated statement of operations. Changes in the fair value of the warrant liability were recognized until the warrant qualified for equity classification. On the dates the warrant became exercisable, the fair value of the portion of the warrant to purchase 7,251 shares of Series B preferred stock that became exercisable in connection with 2016 Term Loan A Advance and the fair value of the portion of the warrant to purchase 7,251 shares of Series B preferred stock that became exercisable in connection with the 2016 Term Loan B Advance were determined to be $35,000 and $25,000, respectively. The Company remeasured the liability associated with the warrant as of December 31, 2016 and determined that the fair value of the warrant liability was $35,000. The Company recognized a gain of ($16,000) and $25,000 for the years ended December 31, 2017 and 2016, respectively, related to the change in fair value of the warrant.

In November 2017, in connection with the closing of the initial public offering, the warrants for the purchase of redeemable convertible preferred stock converted into warrants for the purchase of common stock. Upon the conversion, the Company reclassified the warrants as equity, recorded at fair value on the date of the reclassification on its consolidated balance sheets (included in additional paid-in capital).

11.	Redeemable Convertible Preferred Stock

As of December 31, 2017 and 2016, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 10,000,000 shares and 6,711,756 shares, respectively, of $0.001 par value

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

preferred stock. The redeemable convertible preferred stock was classified outside of stockholders’ equity (deficit) because the shares contain certain redemption features that are not solely within the control of the Company.

In September 2010, the Company issued and sold 200,001 shares of Series A-1 redeemable convertible preferred stock (the “Series A-1 preferred stock” and, collectively with the Series A-2 preferred stock, the Series B preferred stock, the Series C preferred stock and the Series D preferred stock, the “Preferred Stock”) at a price of $2.00 per share, for proceeds of $0.4 million, net of issuance costs of $27,000.

In January 2011, the Company issued and sold 2,114,538 shares of Series A-2 preferred stock, at a price of $4.54 per share, for proceeds of $9.6 million, net of issuance costs of $8,000.

In July 2013, the Company issued and sold 1,795,580 shares of Series B preferred stock, at a price of $7.24 per share, for proceeds of $12.9 million, net of issuance costs of $68,000.

In May 2015, the Company issued and sold an additional 966,851 shares of Series B preferred stock, at a price of $7.24 per share, for proceeds of $7.0 million, net of issuance costs of $12,000.

In April 2016, the Company issued and sold 569,946 shares of Series C preferred stock, at a price of $9.65 per share, for proceeds of $5.4 million, net of issuance costs of $0.1 million. In addition, in connection with the issuance and sale of the Company’s Series C preferred stock, all outstanding principal and accrued interest under the 2015 Notes was automatically converted into an aggregate of 461,396 shares of Series C preferred stock (see Note 9).

In April 2017, the Company issued and sold 10,799,880 shares of Series D preferred stock, at a price of $3.2457 per share, for proceeds of $34.8 million, net of issuance costs of $0.2 million. In addition, in connection with the Company’s issuance and sale of Series D preferred stock, all of the outstanding principal and accrued interest under the 2016 Notes and 2017 Notes were automatically converted into an aggregate of 1,896,297 shares and 1,524,107 shares, respectively, of Series D preferred stock (see Note 9).

In addition, the Series D preferred stock purchase agreement provided that Company would use commercially reasonable efforts to sell up to an additional 1,540,508 shares of Series D preferred stock at a price of $3.2457 per share within 180 days of the initial Series D preferred stock closing. The Company concluded that its commitment to use commercially reasonable efforts to sell such shares did not represent a future tranche right of the holders of the Series D preferred stock and that no separate accounting was required related to such commitment.

In September 2017, the Company issued and sold 1,540,500 shares of Series D preferred stock, at a price of $3.2457 per share, for cash proceeds of $5.0 million, with no issuance costs.

Upon completion of the Company’s initial public offering in November 2017, all the outstanding Preferred Stock of the Company automatically converted into 7,180,483 shares of the Company’s common stock.

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016, Preferred Stock consisted of the following (in thousands, except share amounts):

	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A-1 preferred stock	200,001	200,001	$395	$400	58,597
Series A-2 preferred stock	2,125,551	2,114,538	9,599	9,600	619,551
Series B preferred stock	2,776,934	2,762,431	19,966	20,000	809,379
Series C preferred stock	1,609,270	1,031,342	9,878	9,952	302,177

	6,711,756	6,108,312	$39,838	$39,952	1,789,704

There was no Preferred Stock outstanding as of December 31, 2017.

The holders of the Preferred Stock had the following rights and preferences prior to the conversion of the Preferred Stock into common shares upon the completion of the initial public offering:

Voting Rights

The holders of the Preferred Stock were entitled to vote, together with the holders of common stock, on all matters submitted to the stockholders for a vote and were entitled to the number of votes equal to the number of whole shares of common stock into which such holders of Preferred Stock could convert on the record date of for determination of stockholders entitled to vote. In addition, the holders of Preferred Stock, voting as a single class, were entitled to elect five directors of the Company. The holders of Preferred Stock, together with the holders of common stock and voting as a single class, were entitled to elect the remaining directors of the Company by vote of a majority of such shares.

Dividends

The holders of the Preferred Stock were entitled to receive noncumulative dividends when, as and if declared by the board of directors. The Company could not pay any dividends on shares of common stock of the Company unless the holders of Preferred Stock then outstanding simultaneously receive dividends at the same rate and same time as dividends are paid with respect to common stock. Through December 31, 2017 and 2016, no cash dividends have been declared or paid.

Liquidation Rights

In the event of any voluntary or involuntary liquidation event, dissolution, winding up of the Company or Deemed Liquidation Event (as defined below), each holder of the then outstanding Series D preferred stock was entitled to receive, prior and in preference to any distributions to the holders of Series C, Series B, Series A-1 and Series A-2 preferred stock and common stock, an amount equal to the greater of (i) the Original Issue Price (as defined below), plus any declared but unpaid dividends thereon, or (ii) the amount such holder would have received if such holder had converted its shares into common stock immediately prior to such liquidation event.

After the payment of all preferential amounts to the holders of Series D preferred stock, each holder of the then outstanding Series C preferred stock was entitled to receive, prior and in preference to any distributions to the holders of Series B, Series A-1 and Series A-2 preferred stock and common stock, an amount equal to the greater of (i) the Original Issue Price (as defined below), plus any declared but unpaid dividends thereon, or (ii) the amount such holder would have received if such holder had converted its shares into common stock immediately prior to such liquidation event.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

After the payment of all preferential amounts to the holders of Series C preferred stock, each holder of the then outstanding Series B preferred stock was entitled to receive, prior and in preference to any distributions to the holders of Series A-1 and Series A-2 preferred stock and common stock, an amount equal to the greater of (i) the Original Issue Price (as defined below), plus any declared but unpaid dividends thereon or (ii) the amount such holder would have received if such holder had converted its shares into common stock immediately prior to such liquidation event.

After the payment of all preferential amounts to the holders of Series B preferred stock, each holder of the then outstanding Series A-1 and Series A-2 preferred stock was entitled to receive, prior and in preference to any distributions to the holders of common stock, an amount equal to the greater of (i) the Original Issue Price (as defined below), plus any declared but unpaid dividends thereon or (ii) the amount such holder would have received if such holder had converted its shares into common stock immediately prior to such liquidation event.

After payments have been made in full to the holders of Preferred Stock, then, to the extent available, the remaining amounts would be distributed among the holders of the shares of common stock, pro rata based on the number of shares held by each holder.

The majority of the holders of Preferred Stock, voting together as a single class, may have deemed a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation), sale, transfer or exclusive license of substantially all of the assets of the Company to be a Deemed Liquidation Event.

The Original Issue Price was $2.00 per share for Series A-1, $4.54 per share for Series A-2, $7.24 per share for Series B, $9.65 per share for Series C and $3.2457 per share for Series D preferred stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

Conversion

Each share of Preferred Stock was convertible into common stock, at any time, at the option of the holder, and without the payment of additional consideration, at the applicable conversion ratio then in effect for each series of Preferred Stock and subject to adjustment in accordance with anti-dilution provisions. In addition, each share of Preferred Stock would be automatically converted into common stock at the applicable conversion ratio then in effect for each series of Preferred Stock upon the earlier of (i) the closing of a firm commitment underwritten public offering of its common stock with gross proceeds to the Company of at least $30.0 million, or (ii) a date specified by vote or written consent of the holders of a 75% majority of the outstanding Preferred Stock on an as-converted to common stock basis.

The conversion ratio of each series of Preferred Stock was determined by dividing the Original Issue Price of each series of preferred stock by the Conversion Price of each series. As of December 31, 2016, the Conversion Price was $6.8260 per share for Series A-1, $15.4950 per share for Series A-2, $24.7101 per share for Series B and $32.9355 per share for Series C preferred stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

In connection with the Company’s issuance and sale of Series D preferred stock in April 2017, in accordance with the terms of the Company’s certificate of incorporation, as amended and restated, the Conversion Prices for Series A-2 preferred stock, Series B preferred stock and Series C preferred stock were adjusted. The Company assessed whether a beneficial conversion feature should be recognized upon such

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

adjustment and concluded that no beneficial conversion feature existed at that time because the adjusted conversion prices continued to be higher than the fair values of the Company’s common stock as of the original issuance dates of the Company’s Series A-2 preferred stock, Series B preferred stock and Series C preferred stock.

Upon completion of the Company’s initial public offering in November 2017, all the outstanding Series A-1, Series A-2, Series B, Series C and Series D preferred shares of the Company automatically converted into 7,180,483 shares of the Company’s common stock. At the time of the conversion, the Conversion Price was $6.8260 per share for Series A-1, $12.6868 per share for Series A-2, $16.2152 per share for Series B, $19.3650 per share for Series C and $11.0776 per share for Series D preferred stock.

Redemption

At the written election of at least a majority of the holders of Preferred Stock, voting together as a single class, the shares of Preferred Stock outstanding were redeemable, at any time on or after April 24, 2022, in three equal installments commencing at least 90 days after the required vote, in an amount equal to the Original Issue Price per share of each series of Preferred Stock plus any declared but unpaid dividends thereon.

12.	Common Stock

As of December 31, 2017 and 2016, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 200,000,000 shares and 10,000,000 shares, respectively, of $0.001 par value common stock. As of December 31, 2016, the voting, dividend and liquidation rights of the holders of the Company’s common stock were subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth above. As of December 31, 2017, there were no holders of the Preferred Stock set forth above.

As of December 31, 2017, each share of common stock entitles the holder to one vote on all matters submitted to the stockholders for a vote. The holders of common stock are entitled to remove directors of the Company for cause by vote of at least 75% of the votes that all of the Company’s stockholders would be entitled to cast in an annual election of the directors. In addition, the Company’s bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the Company’s board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Company’s board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the Company’s secretary of the stockholder’s intention to bring such business before the meeting. Common stockholders are also entitled to receive dividends, as may be declared by the board of directors, if any. Through December 31, 2017, no cash dividends had been declared or paid.

As of December 31, 2016, each share of common stock entitled the holder to one vote, together with the holders of Preferred Stock, on all matters submitted to the stockholders for a vote. The holders of Preferred Stock, voting as a single class, were entitled to elect five directors of the Company. The holders of common stock, together with the holders of Preferred Stock and voting as a single class, were entitled to elect the remaining directors of the Company by vote of a majority of such shares. Common stockholders were entitled to receive dividends, as may be declared by the board of directors, if any, subject to the preferential dividend rights of the Preferred Stock. Through December 31, 2016, no cash dividends had been declared or paid.

As of December 31, 2017, the Company had reserved 2,187,252 shares of common stock for the exercise of outstanding stock options, the number of shares remaining available for grant under the Company’s 2017 Equity

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Incentive Plan and 2017 Employee Stock Purchase Plan (see Note 13) and the exercise of outstanding warrants to purchase shares of common stock (see Note 10). As of December 31, 2016, the Company had reserved 2,382,016 shares of common stock for the conversion of outstanding shares of Preferred Stock (see Note 11), the exercise of outstanding stock options, the number of shares remaining available for grant under the Company’s 2010 Special Stock Incentive Plan and 2011 Equity Incentive Plan (see Note 13) and the exercise of outstanding warrants to purchase shares of Preferred Stock (see Note 10), assuming all warrants to purchase shares of Preferred Stock became warrants to purchase shares of common stock at the applicable conversion ratio.

On November 3, 2017, the Company effected a one-for-3.4130 reverse stock split of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion ratios for each series of the Company’s Preferred Stock (see Note 1).

13.	Stock-Based Compensation

2011 Stock Incentive Plan

The Company’s 2011 Stock Incentive Plan, as amended (the “2011 Plan”), provides for the Company to issue restricted stock awards, or to grant incentive stock options or non-statutory stock options. Incentive stock options may be granted only to the Company’s employees including officers and directors who are also employees. Restricted stock awards and non-statutory stock options may be granted to employees, members of the board of directors, outside advisors and consultants of the Company.

The total number of common shares that may be issued under the 2011 Plan was 512,745 shares as of December 31, 2016, of which 33,740 shares remained available for future grant as of December 31, 2016. In April 2017, the Company effected an increase in the total number of shares of the Company’s common stock reserved for issuance under the 2011 Plan from 512,745 shares to 1,299,038 shares, of which 0 shares remained available for future grant as of December 31, 2017.

Shares that were expired, terminated, surrendered or canceled under the 2011 Plan without having been fully exercised became available for future awards. In addition, shares of common stock that were tendered to the Company by a participant to exercise an award were added to the number of shares of common stock available for the grant of awards.

No further awards will be made under the 2011 Plan following the Company’s initial public offering; however, awards outstanding under the 2011 Plan will continue to be governed by their existing terms.

2010 Special Stock Incentive Plan

The Company’s 2010 Special Stock Incentive Plan (the “Special Plan”) provides for the Company to issue restricted stock awards or to grant incentive stock options or non-statutory stock options. Incentive stock options may be granted only to the Company’s employees, including officers and directors who are also employees. Restricted stock awards and non-statutory stock options may be granted to employees, officers, members of the board of directors, advisors and consultants of the Company.

The total number of common shares that may be issued under the Special Plan was 0 shares and 585,994 shares as of December 31, 2017 and 2016, of which 0 shares and 2,194 shares remained available for future grant as of December 31, 2017 and 2016.

Shares that were expired, terminated, surrendered or canceled under the Special Plan without having been fully exercised became available for future awards. In addition, shares of common stock that were tendered to the

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company by a participant to exercise an award were added to the number of shares of common stock available for the grant of awards.

No further awards will be made under the Special Plan following the Company’s initial public offering; however, awards outstanding under the Special Plan will continue to be governed by their existing terms.

2017 Equity Incentive Plan

The Company’s 2017 Equity Incentive Plan (the “2017 Plan”) provides for the grant by the Company of incentive stock options, non-qualified options, stock appreciation rights, restricted stock awards, restricted stock units and other stock-based awards. Incentive stock options may be granted only to the Company’s employees, including officers and directors who are also employees. Awards other than incentive stock options may be granted to employees, officers, members of the board of directors, advisors and consultants of the Company.

The total number of shares of common stock that may be issued under the 2017 Plan was 759,971 shares as of December 31, 2017, of which 553,971 shares remained available for future grant as of December 31, 2017. The number of shares of common stock reserved for issuance under this plan will automatically increase on January 1 of each year, beginning on January 1, 2018 and continuing through January 1, 2027, in an amount equal to the lowest of 1,025,490 shares of the Company’s common stock, 4% of the number of shares of the Company’s common stock outstanding on January 1 of each year and an amount determined by the Company’s board of directors.

Shares that are expired, terminated, surrendered or canceled under the 2017 Plan without having been fully exercised will be available for future awards. In addition, shares of common stock that are tendered to the Company by a participant to exercise an award are added to the number of shares of common stock available for the grant of awards.

2017 Employee Stock Purchase Plan

On November 3, 2017, the Company’s shareholders approved the 2017 Employee Stock Purchase Plan (the “2017 ESPP”), which will provide participating employees with the opportunity to purchase shares of our common stock at defined purchase prices over six month offering periods. A total of 219,748 shares were initially reserved for issuance under the 2017 ESPP. The number of common stock reserved for issuance under this plan will automatically increase on January 1 of each year, beginning on January 1, 2019 and continuing through January 1, 2029, in an amount equal to the lowest of 512,745 shares of the Company’s common stock, 2% of the number of shares of the Company’s common stock outstanding on January 1 of each year and an amount determined by the Company’s board of directors.

The 2011 Plan, Special Plan and 2017 Plan are administered by the board of directors. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, except that the exercise price per share of incentive stock options may not be less than 100% of the fair market value of the common stock on the date of grant (or, in the case of the 2011 Plan and the Special Plan, 110% of fair value in the case of an award granted to employees who hold more than 10% of the total combined voting power of all classes of stock at the time of grant) and the term of stock options may not be greater than 10 years (or five years for an incentive stock option granted to a 10% stockholder under the 2011 Plan and the Special Plan). Stock options awarded under the plans expire 10 years after the grant date (or five years after the grant date for an incentive stock option granted to a 10% stockholder under the 2011 Plan and the Special Plan), unless the board of directors sets a shorter term. Vesting periods for awards under the plans are determined at the discretion of the

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

board of directors. Incentive stock options granted to employees and restricted stock awards granted to employees, officers, members of the board of directors, advisors, and consultants of the Company typically vest over four years. Non-statutory options granted to employees, officers, members of the board of directors, advisors, and consultants of the Company typically vest over three or four years.

During the years ended December 31, 2017, 2016 and 2015 the Company granted options to purchase 863,881 shares, 316,916 shares and 102,195 shares, respectively, of common stock to employees and directors. The Company recorded stock-based compensation expense for options granted to employees and directors of $0.9 million, $0.6 million and $0.1 million during the years ended December 31, 2017, 2016, and 2015, respectively.

During the years ended December 31, 2017, 2016 and 2015, the Company granted options to purchase 0 shares, 4,686 shares and 2,343 shares, respectively, of common stock to non-employees. The Company recorded stock-based compensation expense for options granted to non-employees of $7,000, $15,000 and 16,000 during the years ended December 31, 2017, 2016 and 2015, respectively.

Stock Option Valuation

The assumptions that the Company used to determine the grant-date fair value of stock options granted to employees and directors were as follows, presented on a weighted average basis:

	Year Ended December 31,
	2017	2016	2015
Risk-free interest rate	1.96%	1.26%	1.81%
Expected term (in years)	6.02	5.80	5.98
Expected volatility	75.7%	75.3%	75.3%
Expected dividend yield	0%	0%	0%

The assumptions that the Company used to determine the grant-date fair value of stock options granted to non-employees were as follows, presented on a weighted average basis:

	Year Ended December 31,
	2017	2016	2015
Risk-free interest rate	*	2.08%	1.95%
Expected term (in years)	*	8.82	8.55
Expected volatility	*	77.8%	77.3%
Expected dividend yield	*	0%	0%

*	Not applicable as no stock options were granted to non-employees during the year ended December 31, 2017.

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Options

The following table summarizes the Company’s stock option activity since December 31, 2016 (in thousands, except share and per share amounts):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		(in years)
Outstanding as of December 31, 2016	548,903	$7.58	8.62	$1,000
Granted	863,881	5.46
Exercised	—	—
Forfeited	(9,665)	9.11

Outstanding as of December 31, 2017	1,403,119	$6.26	8.81	$9,128

Options exercisable as of December 31, 2017	347,305	$6.68	7.20	$2,113
Options unvested as of December 31, 2017	1,055,814	$6.12	9.34	$7,015

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the Company’s common stock.

The weighted average grant-date fair value per share of stock options granted during the years ended December 31, 2017, 2016 and 2015 was $3.62, $6.02 and $5.40, respectively.

The total fair value of options vested during the years ended December 31, 2017, 2016 and 2015 was $0.8 million, $0.5 million, $43,000, respectively.

Restricted Common Stock

The Company has granted restricted common stock with time-based vesting conditions. Unvested shares of restricted common stock may not be sold or transferred by the holder. These restrictions lapse according to the time-based vesting conditions of each award. The Company has the option to repurchase the restricted stock awards at the original purchase price if the grantee terminates its working relationship with the Company prior to the stock becoming vested. All shares of restricted common stock were vested as of December 31, 2016. There was no restricted stock activity in the year ended December 31, 2017. The total fair value of restricted common stock vested during the years ended December 31, 2016 and 2015 was $1,000 and $21,000, respectively.

Stock-Based Compensation

Stock-based compensation expense was classified in the consolidated statements of operations as follows (in thousands):

	Year Ended December 31,
	2017	2016	2015
Research and development expenses	$329	$294	$43
General and administrative expenses	577	350	83

	$906	$644	$126

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016, total unrecognized compensation cost related to the unvested stock-based awards was $4.0 million and $1.8 million, respectively, which is expected to be recognized over weighted average periods of 2.76 and 2.84 years, respectively.

14.	Income Taxes

During the years ended December 31, 2017, 2016 and 2015, the Company recorded no income tax benefits for the net operating losses incurred and research and development tax credits earned in each year or interim period, due to its uncertainty of realizing a benefit from those items. The Company’s losses before income taxes were generated in the United States and Austria.

Loss before the provision for income taxes for the years ended December 31, 2017, 2016 and 2015 consisted of the following (in thousands):

	Year Ended December 31,
	2017	2016	2015
United States	$(24,618)	$(12,969)	$(2,261)
Foreign (Austria)	(9,259)	(10,006)	(10,957)

	$(33,877)	$(22,975)	$(13,218)

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended December 31,
	2017	2016	2015
U.S. federal statutory income tax rate	(35.0)%	(35.0)%	(35.0)%
State income taxes, net of federal benefit	(3.5)	(2.8)	(0.9)
Foreign rate differential	1.6	3.2	7.1
Research and development tax credits	(0.4)	(1.0)	(0.3)
Nondeductible expenses	1.2	0.7	0.2
Uncertain tax position reserves	0.2	0.5	0.1
Stock-based compensation	0.5	0.3	0.1
Change in rates due to tax reform	16.5	—	—
Change in deferred tax asset valuation allowance	18.9	34.1	28.7

Effective income tax rate	—%	—%	—%

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net deferred tax assets as of December 31, 2017 and 2016 consisted of the following (in thousands):

	December 31,
	2017	2016	2015
Net operating loss carryforwards	$20,216	$13,134	$9,243
Research and development tax credit carryforwards	317	264	42
Start-up costs	4,350	3,917	879
Accrued expenses and other	850	689	203

Total deferred tax assets	25,733	18,004	10,367

Valuation allowance	(25,733)	(18,004)	(10,367)

Net deferred tax assets	$—	$—	$—

As of December 31, 2017, the Company had U.S. federal and state net operating loss carryforwards of $24.2 million and $20.4 million, respectively, which may be available to offset future income tax liabilities and begin to expire in 2031 and 2036, respectively. In addition, as of December 31, 2017, the Company had foreign net operating loss carryforwards of $56.3 million, which do not expire. As of December 31, 2017, the Company also had U.S. federal and state research and development tax credit carryforwards of $0.3 million and $0.1 million, respectively, which begin to expire in 2032 and 2031, respectively. As of December 31, 2017, uncertain tax position reserves recorded were $0.1 million for U.S. federal research and development tax credits and $0.1 million for state research and development tax credits.

Utilization of the U.S. net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50% over a three-year period. The Company has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to the significant complexity and cost associated with such a study. If the Company has experienced a change of control, as defined by Section 382, at any time since inception, utilization of the U.S. net operating loss carryforwards or research and development tax credit carryforwards would be subject to an annual limitation under Section 382, which is determined by first multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize the benefits of its deferred tax assets. Accordingly, a full valuation allowance has been established against the deferred tax assets as of December 31, 2017, 2016 and 2015. Management reevaluates the positive and negative evidence at each reporting period.

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2017 and 2016 related primarily to the increases in net operating loss carryforwards and research and development tax credit carryforwards and were as follows (in thousands):

	Year Ended December 31,
	2017	2016	2015
Valuation allowance at beginning of year	$(18,004)	$(10,367)	$(6,577)
Increases recorded to income tax provision	(7,729)	(7,637)	(3,790)

Valuation allowance at end of year	$(25,733)	$(18,004)	$(10,367)

Changes in unrecognized tax benefits consisted of the following (in thousands):

	Year Ended December 31,
	2017	2016	2015
Unrecognized tax benefits at beginning of year	$126	$21	$2
Increases for tax positions taken in current year	66	105	19

Unrecognized tax benefits at end of year	$192	$126	$21

The Company’s U.S. federal and state income tax returns are generally subject to tax examinations for the tax years ended December 31, 2014 through December 31, 2016. There are currently no pending income tax examinations. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service and state tax authorities to the extent utilized in a future period. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision.

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (“Tax Reform Legislation”), which made significant changes to U.S. federal income tax law. The Company expects that certain aspects of the Tax Reform Legislation will positively impact the Company’s future after-tax earnings in the U.S., primarily due to the lower federal statutory tax rate. Set forth below is a discussion of certain provisions of the Tax Reform Legislation and our preliminary assessment of the effect of such provisions on the Company’s results of operations, cash flows and consolidated financial statements.

Beginning January 1, 2018, the Company’s U.S. income will be taxed at a 21 percent federal corporate rate. Further, the Company is required to recognize the effect of this rate change on its deferred tax assets and liabilities and deferred tax asset valuation allowances in the period the tax rate change is enacted. The Company does not expect any material non-cash impact from this rate change, with adjustments to deferred tax balances offset by adjustments to deferred tax valuation allowances. Further, the Tax Reform Legislation provides for a one-time “deemed repatriation” of accumulated foreign earnings for the year ended December 31, 2017. The Company does not expect to pay U.S. federal cash taxes on the deemed repatriation due to an accumulated deficit in foreign earnings for tax purposes. The Company does not expect that its future foreign earnings will be subject to U.S. federal income tax. In addition, the Tax Reform Legislation provides for 100% bonus depreciation on tangible property expenditures through 2022. The bonus depreciation percentage is phased down from 100% beginning in 2023 through 2026. The Company does not expect this to have a material impact to the Company.

On December 22, 2017, Staff Accounting Bulletin No. 118 (“SAB 118”) was issued to address the application of US GAAP in situations when a registrant does not have the necessary information available,

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

prepared or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Reform Legislation. The ultimate impact of the Tax Reform Legislation may differ from this estimate, possibly materially, due to changes in interpretations and assumptions, guidance that may be issued and actions the Company may take in response to the Tax Act. The Tax Act is highly complex and the Company will continue to assess the impact that various provisions will have on its business. Any subsequent adjustment to these amounts will be recorded to current tax expense in the quarter of 2018 when the analysis is complete.

15.	Net Loss per Share

Net Loss per Share Attributable to Common Stockholders

Basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

	Year Ended December 31,
	2017	2016	2015
Numerator:
Net loss	$(33,877)	$(22,975)	$(13,218)
Accretion of redeemable convertible preferred stock to redemption value	(44)	(25)	(19)

Net loss attributable to common stockholders	$(33,921)	$(23,000)	$(13,237)

Denominator:
Weighted average common shares outstanding—basic and diluted	2,061,845	513,527	508,659

Net loss per share attributable to common stockholders—basic and diluted	$(16.45)	$(44.79)	$(26.02)

The Company’s potentially dilutive securities, which include stock options, warrants to purchase shares of Preferred Stock and common stock, unvested restricted stock, convertible promissory notes and Preferred Stock, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2017	2016	2015
Options to purchase common stock	1,403,119	548,903	231,576
Restricted common stock	—	—	1,458
Redeemable convertible preferred stock (as converted to common stock)	—	1,789,704	1,487,527
Warrants to purchase common stock	10,414	—	—
Warrants to purchase redeemable convertible preferred stock (as converted to common stock)	—	7,475	3,226

	1,413,533	2,346,082	1,723,787

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	Commitments and Contingencies

Lease Agreements

In November 2010, the Company entered into a lease agreement for office, laboratory, parking and storage space, which expires on April 30, 2021. The Company has the option to extend the lease agreement for an additional year. Monthly lease payments, inclusive of base rent, ancillary charges and the respective value added tax to be paid on the base rent and the ancillary charges inclusive of non-rent shared tenant occupancy costs, total $51,000. Monthly lease payments include base rent charges of $43,000.

In July 2015, the Company entered into a lease agreement for an animal-use facility. The lease initially had a one-year noncancelable term, which expired in June 2016, after which the lease became cancelable by either party upon six months’ prior written notice. Monthly lease payments, inclusive of the base rent and the respective value added tax to be paid on the base rent, total $42,000. Monthly lease payments include base rent charges of $35,000.

In November 2015, the Company entered into a lease agreement for office and laboratory space, which expires on January 31, 2019. Monthly lease payments, inclusive of non-rent shared tenant occupancy costs, total $26,000. Monthly lease payments include base rent charges of $26,000, which are subject to a 2.6% increase in the second year of the lease and a 2.5% increase in the third year of the lease.

The Company recognizes rent expense on a straight-line basis over the respective lease period and has recorded deferred rent for rent expense incurred but not yet paid.

The Company recorded rent expense of $1.2 million, $1.2 million and $1.0 million during the years ended December 31, 2017, 2016, and 2015, respectively.

The following table summarizes the future minimum lease payments due under operating leases as of December 31, 2016 (in thousands):

Year Ending December 31,
2018	$1,043
2019	541
2020	515
2021	172
2022	—

$2,271

License Agreements

The Company entered into a license agreement with Adimab under which it is obligated to make contingent and non-contingent payments (see Note 7).

Manufacturing Commitments

In July 2016, the Company entered into an agreement with a contract manufacturing organization to provide clinical trial materials. As of December 31, 2017 and 2016, the Company had committed to minimum payments under this agreement totaling $4.7 million and $3.2 million, respectively.

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its consolidated financial statements as of December 31, 2017, 2016 or 2017.

Legal Proceedings

The Company is not a party to any litigation and does not have contingency reserves established for any litigation liabilities.

17.	Related Party Transactions

Agreements with Adimab, LLC

In May 2011, the Company entered into the Adimab Collaboration Agreement with Adimab (see Note 7). The chairman of the Company’s board of directors is a co-founder of Adimab and currently serves as Adimab’s Chief Executive Officer. During the year ended December 31, 2017, 2016 and 2015, the Company made payments to Adimab of $0, $0.1 million and $0.2 million, respectively, under the Adimab Collaboration Agreement. During the years ended December 31, 2017, 2016 and 2015, the Company recognized research and development expense of $0, $8,000 and $0.2 million, respectively, in connection with the Adimab Collaboration Agreement. As of December 31, 2017 and 2016, no amounts were due to Adimab under the Adimab Collaboration Agreement.

In February 2017, the Company entered into the Adimab Option Agreement with Adimab (see Note 7). During the year ended December 31, 2017, the Company made payments to Adimab of $0.1 million and recognized $0.1 million of research and development expense under the Adimab Option Agreement. As of December 31, 2017, the Company owed $21,000 to Adimab under the Adimab Option Agreement.

Agreements with the Gates Foundation

In February 2017, the Company entered into a grant agreement with the Gates Foundation (see Note 7). In April 2017, the Company entered into a letter agreement with the Gates Foundation (see Note 7). In connection with the letter agreement, the Gates Foundation purchased $8.0 million of shares of the Company’s Series D preferred stock and the Gates Foundation became a principal stockholder of the Company. In March 2017, the Company received a payment of $1.6 million from the Gates Foundation under the grant agreement. During the year ended December 31, 2017, the Company recognized grant income of $1.6 million under the grant agreement upon incurring qualifying expenses. As of December 31, 2017, unearned income under the grant agreement was $0.

The Company classified the proceeds received from the Gates Foundation in connection with the Company’s sale and issuance of Series D preferred stock and the grant agreement as restricted cash (current) in

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the consolidated balance sheet due to restrictions on the use of funds imposed by the agreements (see Note 2). During the year ended December 31, 2017, the Company incurred qualifying expenses of $8 million under the letter agreement with the Gates Foundation, resulting in no remaining restricted cash under the agreement as of December 31, 2017.

Services and Facilities Agreement with EveliQure Biotechnologies GmbH

The Company’s wholly owned subsidiary, Arsanis Biosciences GmbH, leases office and lab space in Vienna, Austria from a third party. In February 2015, Arsanis Biosciences GmbH entered into a services and facilities agreement with EveliQure Biotechnologies GmbH (“EveliQure”) under which the Company provides certain laboratory services and sublets office and lab space to EveliQure. Tamas Henics, the husband of Eszter Nagy, the Company’s Chief Scientific Officer, serves as Chief Scientific Officer at EveliQure. During the years ended December 31, 2017, 2016 and 2015, the Company received payments from EveliQure under the agreement of less than $0.1 million in each period. During the years ended December 31, 2017, 2016 and 2015, the Company recognized other income under the agreement of $0.1 million, less than $0.1 million and less than $0.1 million. As of December 31, 2017 and 2016, amounts due from EveliQure totaled $0.1 million and less than $0.1 million, respectively.

18.	Benefit Plans

The Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Matching contributions to the plan may be made at the discretion of the Company’s board of directors. The Company made no contributions to the plan during the year ended December 31, 2017, 2016 and 2015.

19.	Geographic Information

The Company’s property and equipment, net by location was as follows (in thousands):

	December 31,
	2017	2016
United States	$35	$68
Austria	386	451

Total property and equipment, net	$421	$519

ARSANIS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.	Selected Quarterly Financial Information (Unaudited)

Selected quarterly results from operations for the years ended December 31, 2017 and 2016 are as follows (in thousands, except per share amounts):

	2017 Quarter Ended
	March 31	June 30	September 30	December 31
Operating expenses	$5,827	$5,644	$13,056	$11,606
Net loss	$(5,385)	$(5,705)	$(11,600)	$(11,187)
Basic and diluted net loss per common share	$(10.49)	$(11.13)	$(22.60)	$(1.68)

	2016 Quarter Ended
	March 31	June 30	September 30	December 31
Operating expenses	$3,869	$5,388	$9,389	$5,700
Net loss	$(3,500)	$(5,160)	$(8,994)	$(5,321)
Basic and diluted net loss per common share	$(6.83)	$(10.06)	$(17.52)	$(10.37)

21.	Subsequent Events (Unaudited)

Demand Letters from FFG

On February 4, 2019, the Company and its wholly owned subsidiary, Arsanis Biosciences GmbH, received letters from counsel to FFG (see Notes 2, 7 and 8) alleging that they breached reporting, performance and other obligations in connection with the grants and loans made by FFG to Arsanis Biosciences GmbH between September 2011 and March 2017 to fund qualifying research and development expenditures (collectively, the “Subsidies”).

The letters demand the immediate repayment of all Subsidies, totaling approximately EUR 18.1 million ($20.5 million, based on an exchange rate of US$1.13 per EUR 1.00 on February 7, 2019), on or before February 19, 2019. The repayment amount consists of approximately EUR 7.2 million ($8.2 million) for the reimbursement of grants previously received by the Company, approximately EUR 8.5 million ($9.6 million) for the repayment of outstanding loan principal and approximately EUR 2.4 million ($2.7 million) for assessed interest. FFG has reserved all rights and remedies in connection with the Subsidies.

The Company is party to a series of Patronatserklärung (“parent-company support letters”) for the benefit of Arsanis Biosciences GmbH under Austrian law, pursuant to which the Company has agreed to take certain steps including, in some instances, to maintain the ability of Arsanis Biosciences GmbH to pay its debts and liabilities, or to enable Arsanis Biosciences GmbH to meet its obligations and to prevent Arsanis Biosciences GmbH from becoming insolvent, subject to the terms and conditions set forth in the parent-company support letters.

While the Company does not agree with the claims or conclusions set forth by FFG, it is discussing the claims with FFG with the goal of resolving them. If the claims are pursued by FFG, the Company intends to vigorously defend the claims.

There can be no assurance that the Company will be successful in resolving the claims with FFG without being required to repay some or all of the Subsidies, and if it were, such repayments could materially adversely affect the Company’s liquidity and require material increases to and/or reclassifications, from non-current to current, of the liabilities recorded on its consolidated balance sheet.

ARSANIS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share amounts)

(Unaudited)

	September 30, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	$40,753	$76,793
Grant and incentive receivables	2,870	1,608
Restricted cash	51	—
Prepaid expenses and other current assets	1,260	1,129

Total current assets	44,934	79,530
Property and equipment, net	323	421
Restricted cash	543	355
Other assets	101	948

Total assets	$45,901	$81,254

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$2,126	$1,893
Accrued expenses	3,092	5,779
Unearned income	727	694
Loans payable, net of discount	2,908	2,314

Total current liabilities	8,853	10,680
Loan payable, net of discount and current portion	7,827	9,922
Unearned income	1,318	1,936
Other long-term liabilities	6	9

Total liabilities	18,004	22,547

Commitments and contingencies (Note 10)
Stockholders’ equity:
Common stock, $0.001 par value; 200,000,000 shares authorized as of September 30, 2018 and December 31, 2017; 14,315,410 and 14,294,383 shares issued and outstanding as of September 30, 2018 and December 31, 2017, respectively	14	15
Additional paid-in capital	153,667	150,830
Accumulated other comprehensive income (loss)	144	127
Accumulated deficit	(125,928)	(92,265)

Total stockholders’ equity	27,897	58,707

Total liabilities and stockholders’ equity	$45,901	$81,254

The accompanying unaudited notes are an integral part of these condensed consolidated financial statements.

ARSANIS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Operating expenses:
Research and development	$9,572	$10,601	$26,635	$18,898
General and administrative	3,275	2,455	9,778	5,629

Total operating expenses	12,847	13,056	36,413	24,527

Loss from operations	(12,847)	(13,056)	(36,413)	(24,527)

Other income (expense):
Grant and incentive income	2,016	1,618	2,977	3,180
Interest expense	(259)	(343)	(785)	(1,806)
Interest income	196	90	637	90
Change in fair value of warrant liability	—	5	—	16
Change in fair value of derivative liability	—	—	—	762
Loss on extinguishment of debt	—	—	—	(462)
Other income (expense), net	(6)	86	(79)	57

Total other income (expense), net	1,947	1,456	2,750	1,837

Net loss	(10,900)	(11,600)	(33,663)	(22,690)
Accretion of redeemable convertible preferred stock to redemption value	—	(16)	—	(36)

Net loss attributable to common stockholders	$(10,900)	$(11,616)	$(33,663)	$(22,726)

Net loss per share attributable to common stockholders—basic and diluted	$(0.76)	$(22.60)	$(2.35)	$(44.22)

Weighted average common shares outstanding—basic and diluted	14,315,410	513,900	14,304,721	513,900

The accompanying unaudited notes are an integral part of these condensed consolidated financial statements.

ARSANIS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Net loss	$(10,900)	$(11,600)	$(33,663)	$(22,690)
Other comprehensive income (loss):
Foreign currency translation gain (loss)	(33)	(212)	17	(591)

Comprehensive loss	$(10,933)	$(11,812)	$(33,646)	$(23,281)

The accompanying unaudited notes are an integral part of these condensed consolidated financial statements.

ARSANIS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

(Unaudited)

	Nine Months Ended September 30,
	2018	2017
Cash flows from operating activities:
Net loss	$(33,663)	$(22,690)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	2,684	627
Depreciation and amortization expense	121	148
Non-cash interest expense	593	1,575
Non-cash rent expense	—	(17)
Loss on extinguishment of debt	—	462
Change in fair value of warrant liability	—	(16)
Change in fair value of derivative liability	—	(762)
Changes in operating assets and liabilities:
Grant and incentive receivables	(1,355)	57
Prepaid expenses and other assets	721	958
Accounts payable	270	2,342
Accrued expenses	(2,680)	2,063
Unearned income	(508)	289

Net cash used in operating activities	(33,817)	(14,964)

Cash flows from investing activities:
Purchases of property and equipment	(34)	(59)

Net cash used in investing activities	(34)	(59)

Cash flows from financing activities:
Proceeds from issuance of redeemable convertible preferred stock	—	40,053
Proceeds from issuance of convertible promissory notes	—	4,935
Proceeds from issuance of loans under funding agreements	—	685
Proceeds from exercise of stock options	152	—
Repayments of loans payable	(1,750)	(1,750)
Payments of issuance costs of convertible promissory notes	—	(17)
Payments of issuance costs of redeemable convertible preferred stock	—	(197)
Payments of initial public offering costs	(43)	(795)

Net cash provided by (used in) financing activities	(1,641)	42,914

Effect of exchange rate changes on cash	(309)	402

Net increase (decrease) in cash, cash equivalents and restricted cash	(35,801)	28,293
Cash, cash equivalents and restricted cash at beginning of period	77,148	3,429

Cash, cash equivalents and restricted cash at end of period	$41,347	$31,722

Supplemental disclosure of non-cash investing and financing activities:
Deferred offering costs included in accounts payable and accrued expenses	$—	$1,322
Issuance of redeemable convertible preferred stock upon extinguishment of convertible promissory notes	$—	$11,102
Derivative liability in connection with issuance of convertible promissory notes	$—	$403
Extinguishment of convertible promissory notes	$—	$8,405
Extinguishment of derivative liability in connection with extinguishment of convertible promissory notes	$—	$2,234
Accretion of redeemable convertible preferred stock to redemption value	$—	$36

The accompanying unaudited notes are an integral part of these condensed consolidated financial statements.

ARSANIS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of the Business and Basis of Presentation

Arsanis, Inc. (the “Company”) is a clinical-stage biopharmaceutical company focused on applying monoclonal antibody, or mAb, immunotherapies to address serious infectious diseases. The Company possesses a deep understanding of the pathogenesis of infection, paired with access to what the Company believes to be some of the most advanced mAb discovery techniques and platforms available today. The Company’s pipeline is comprised of mAbs targeting multiple serious bacterial and viral pathogens, including Staphylococcus aureus (“S. aureus”) and respiratory syncytial virus (“RSV”).

On June 28, 2018, the Company announced the discontinuation of its Phase 2 clinical trial of ASN100 for the prevention of S. aureus pneumonia in high-risk, mechanically ventilated patients following the completion of a planned interim analysis of unblinded trial data for 118 patients by an independent data review committee (“DRC”). Based on the results of this analysis, the DRC determined that the trial was futile, meaning that it was not likely to meet its primary end-point upon completion, and recommended that trial enrollment be discontinued. During the third quarter of 2018, the Company completed follow-up visits on patients dosed in the trial per the study protocol and intends to evaluate the complete dataset from the 154 patients that were enrolled in the trial to better understand the basis for this result. The Company expects to complete this evaluation in the fourth quarter of 2018 and has ceased further clinical development of ASN100, pending the results of this analysis. The Company currently does not expect to incur material costs for this program beyond the fourth quarter of 2018.

In light of the discontinuation of the clinical development of ASN100, the Company is considering strategic options that may potentially result in changes to its business strategy and future operations. Pending any decision to change its strategic direction, the Company’s current operating plan provides for its ongoing review of the data from the ASN100 clinical trial, the continued development of its ASN500 program, as well as supporting its collaborators across its ASN200 and ASN300 programs, both of which were outlicensed to subsidiaries of Bravos Biosciences, LLC during the first half of 2018.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, the Company’s ability to successfully execute on its strategic plans, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Any product candidates will require significant research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

On November 3, 2017, the Company effected a one-for-3.4130 reverse stock split of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion ratios for each series of the Company’s redeemable convertible preferred stock. Accordingly, all share and per share amounts for all periods presented in the accompanying condensed consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split and adjustment of the preferred stock conversion ratios.

On November 20, 2017, the Company completed an initial public offering (“IPO”) of its common stock, and issued and sold 4,000,000 common shares at a price to the public of $10.00 per share. Concurrent to the IPO, (i) the Company issued an additional 600,000 common shares at a price of $10.00 per share pursuant to the exercise of the underwriters’ over-allotment option and (ii) New Enterprise Associates 16, L.P., or NEA,

ARSANIS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

purchased 2,000,000 shares of the Company’s common stock at the initial per share public offering price of $10.00 in a private placement. The aggregate net proceeds to the Company from the IPO, inclusive of the over-allotment exercise, and the private placement were $58.1 million after deducting underwriting discounts and commissions and offering expenses payable by the Company. Upon the closing of the IPO, all of the outstanding redeemable convertible preferred stock of the Company automatically converted into 7,180,483 shares of the Company’s common stock.

The Company had an accumulated deficit of $125.9 million at September 30, 2018. During the nine months ended September 30, 2018, the Company incurred a net loss of $33.7 million and used $33.8 million of cash in operations. The Company expects to continue to generate operating losses for the foreseeable future.

Based on its current operating plan, the Company expects that its cash and cash equivalents of $40.8 million as of September 30, 2018, will be sufficient to fund its operating expenses, capital expenditure requirements and debt service payments for at least 12 months from the issuance date of these condensed consolidated financial statements. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations. Although the Company has been successful in raising capital in the past, there is no assurance that it will be successful in obtaining such additional financing on terms acceptable to the Company, if at all. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations.

Arsanis is incorporated under the laws of the State of Delaware and is headquartered in Waltham, Massachusetts, with a wholly-owned subsidiary that is primarily focused on discovery research in Vienna, Austria.

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly owned subsidiary, Arsanis Biosciences GmbH. All intercompany balances and transactions have been eliminated.

2.	Summary of Significant Accounting Policies

Unaudited Interim Financial Statements

The condensed balance sheet at December 31, 2017 was derived from audited financial statements, but does not include all disclosures required by GAAP. The accompanying condensed financial statements as of September 30, 2018 and for the three and nine months ended September 30, 2018 and 2017 are unaudited. The accompanying unaudited interim financial statements have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited condensed financial statements should be read in conjunction with the Company’s audited financial statements and the notes thereto for the year ended December 31, 2017 included in the Company’s Annual Report on Form 10-K as filed with the SEC on March 9, 2018. In the opinion of management, all adjustments, consisting only of normal recurring adjustments as necessary, for the fair statement of the Company’s condensed financial position as of September 30, 2018 and condensed results of its operations for the three and nine months ended September 30, 2018 and 2017 and cash flows for the nine months ended September 30, 2018 and 2017 have been made. The

ARSANIS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

results of operations for the three and nine months ended September 30, 2018 and 2017 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2018.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the accrual for research and development expenses and the valuation of common stock and stock options. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Fair Value Measurements

Certain assets of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of cash equivalents, other current assets, accounts payable, and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities. The carrying value of the Company’s loan and security agreement with Silicon Valley Bank (“SVB”) approximates its fair value because the debt bears interest at a market rate. The carrying value of the loans received under the funding agreements with Österreichische Forschungsförderungsgesellschaft mbH (“FFG”) approximates their fair value because the Company records imputed interest expense based on rates that approximate market rates of interest as of the issuance date of each FFG loan.

Comprehensive Gain (Loss)

Comprehensive gain (loss) includes net gain (loss) as well as other changes in stockholders’ equity that result from transactions and economic events other than those with stockholders. Comprehensive gain (loss) included $(33) thousand and $(0.2) million for the three months ended September 30, 2018 and 2017, respectively, and $17 thousand and $(0.6) million for the nine months ended September 30, 2018 and 2017, respectively, of foreign currency translation gain (loss) adjustments.

ARSANIS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Net Income (Loss) per Share

Basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period, including potential dilutive common shares. For purpose of this calculation, options to purchase common stock, redeemable convertible preferred stock, warrants to purchase common stock and warrants to purchase redeemable convertible preferred stock are considered potential dilutive common shares.

The Company’s redeemable convertible preferred stock contractually entitled the holders of such shares to participate in dividends but contractually did not require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which supersedes most existing revenue recognition guidance under GAAP. The FASB also issued several amendments and updates to the new revenue standard (collectively, “Topic 606”). The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The standard defines a five-step process to achieve this principle, and will require companies to use more judgment and make more estimates than under the current guidance. These judgments and estimates include identifying performance obligations in the customer contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The Company adopted this guidance, effective January 1, 2018, and its adoption had no impact on the Company’s financial position, results of operations or cash flows as the Company does not currently have any revenue-generating arrangements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), to address diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The Company adopted the standard retrospectively to all periods presented on the required effective date of January 1, 2018, and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other than Inventory (“ASU 2016-16”), which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. The Company adopted this guidance, effective January 1, 2018, and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”), which requires restricted cash to be presented with cash and cash equivalents on the

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

statement of cash flows and disclosure of how the statement of cash flows reconciles to the balance sheet if restricted cash is shown separately from cash and cash equivalents on the balance sheet. The Company adopted this standard on January 1, 2018. The adoption of ASU 2016-18 resulted in the Company’s cash, cash equivalents and restricted cash being included in the beginning and ending amounts for the periods shown on the statement of cash flows and was applied retroactively and reflected in the balances presented for any prior periods. The Company believes that the adoption of this guidance did not have a significant impact on its condensed consolidated financial statements and related disclosures.

The restricted cash as of September 30, 2018 and December 31, 2017 is held as letters of credit for the benefit of the landlords in connection with the Company’s office leases.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheet that sum to the total of the same such amounts shown in the statement of cash flows.

	September 30,
	2018	2017
Cash and cash equivalents	$40,753	$26,254
Restricted cash — current	51	5,118
Restricted cash — non-current	543	350

Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$41,347	$31,722

In January 2017, FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill and consolidation. The Company adopted this guidance, effective January 1, 2018, and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”), which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The Company adopted this guidance, effective January 1, 2018, and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

In March 2018, the FASB issued ASU 2018-05, Income Taxes (Topic 740)—Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“ASU 2018-05”). This standard amends ASC 740, Income Taxes (“ASC 740”) to provide guidance on accounting for the tax effects of the Tax Cuts and Jobs Act pursuant to Staff Accounting Bulletin No. 118, which allows companies to complete the accounting under ASC 740 within a one-year measurement period from the Tax Act enactment date. This standard was effective upon issuance. The Company will continue to assess the impact that various provisions will have on its business. Any subsequent adjustment to these amounts will be recorded to current tax expense in the quarter of 2018 when the analysis is complete.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Recently Issued Accounting Pronouncements

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard specifies that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. ASU 2018-07 is required to be adopted for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of ASU 2018-07 will have on its consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815) I. Accounting for Certain Financial Instruments with Down Round Features II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”). Part I applies to entities that issue financial instruments such as warrants, convertible debt or convertible preferred stock that contain down-round features. Part II replaces the indefinite deferral for certain mandatorily redeemable noncontrolling interests and mandatorily redeemable financial instruments of nonpublic entities contained within ASC Topic 480 with a scope exception and does not impact the accounting for these mandatorily redeemable instruments. ASU 2017-11 is required to be adopted for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of ASU 2017-11 will have on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. ASU 2016-02 (Accounting Standards Codification (“ASC”) (Topic 842) supersedes the previous leases standard, ASC 840, Leases. The standard is effective for public entities for annual periods beginning after December 15, 2018 including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures; however, it expects the adoption of this new guidance will result in the Company recording additional assets and corresponding liabilities on its consolidated balance sheets. The Company’s assessment will include, but is not limited to, evaluating the impact that this standard has on the lease of its office space in Waltham, Massachusetts, and its office, laboratory, parking and storage space in Vienna, Austria, The Company’s leases of its office and laboratory space in Waltham, MA and animal-use facility in Vienna, Austria expire in January 2019 and February 2019, respectively, and as a result will not be evaluated under the scope of ASU 2016-02.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	Fair Value of Financial Assets and Liabilities

The following tables present information about the Company’s financial assets measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values (in thousands):

	September 30, 2018
	Level 1	Total
Assets:
Cash equivalents — Money market funds	$38,597	$38,597

	$38,597	$38,597

	December 31, 2017
	Level 1	Total
Assets:
Cash equivalents — Money market funds	$70,891	$70,891

	$70,891	$70,891

There were no changes to the valuation methods during the nine months ended September 30, 2018 and the year ended December 31, 2017. There were no transfers within the fair value hierarchy during the nine months ended September 30, 2018 and the year ended December 31, 2017.

4.	Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	September 30, 2018	December 31, 2017
Accrued clinical trial costs	$778	$2,317
Accrued compensation and benefits	1,479	2,454
Accrued professional fees	449	510
Accrued other	386	498

	$3,092	$5,779

Accrued Clinical Trial Costs

In connection with the Company’s decision to discontinue the Phase 2 clinical trial for ASN100, spending and activities related to ASN100 significantly declined and the Company does not expect to incur material costs for this program beyond the fourth quarter of 2018.

Restructuring Costs

On August 10, 2018, the Company’s board of directors approved a reduction in workforce to reduce operating costs and better align the Company’s workforce with the needs of its business following the Company’s discontinuation of the clinical development of ASN100. As part of this reduction in workforce, the Company is in the process of eliminating 19 positions across the company, representing approximately 44% of its workforce. The Company anticipates that it will substantially complete the implementation of the reduction in workforce by the end of the fourth quarter of 2018.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Also, in August 2018, the Company’s board of directors approved employee retention arrangements to incentivize certain employees to remain with the Company through early 2019.

The Company currently estimates that it will incur total expenses relating to the reduction in workforce of approximately $2.8 million, which is comprised of notice and employee severance and retention payments. The Company records these charges in accordance with ASC 420, Exit or Disposal Cost Obligations. During the three and nine months ended September 30, 2018, the Company recorded severance and retention expense of approximately $0.4 million related to the reduction in workforce. The Company expects to record the remaining $2.4 million of severance and retention expense during the fourth quarter of 2018 and first quarter of 2019.

The following table summarizes the Company’s restructuring activities for the nine months ended September 30, 2018, which is included in accrued compensation and benefits as a component of accrued expenses on the Company’s condensed consolidated balance sheet as of September 30, 2018 (in thousands):

September 30, 2018
Employee severance benefits	$254
Employee retention benefits	260
Payments	(84)

Total	$430

5.	Collaboration, License and Funding Arrangements

Adimab Option and License Agreement

In February 2017, the Company entered into an option and license agreement with Adimab, LLC (“Adimab”), a related party (see Note 11) (the “Adimab Option Agreement”). Under the Adimab Option Agreement, Adimab has provided to the Company certain proprietary antibodies against RSV (“RSV antibodies”) for its evaluation during a specified option period and has granted the Company an exclusive, non-sublicensable license in a specified field under certain Adimab patent rights and know-how during the option period. Under the Adimab Option Agreement, the Company has an exclusive option, exercisable during the option period upon payment of an option fee to Adimab, to require Adimab to assign to the Company all rights in up to a specified number of RSV antibodies selected by the Company and certain patent rights owned by Adimab that cover these antibodies, and to obtain from Adimab a non-exclusive license in a specified field, with the right to grant sublicenses, under certain other patent rights and know-how owned by Adimab.

In February 2017, the Company entered into a grant agreement with the Bill & Melinda Gates Foundation (the “Gates Foundation”) pursuant to which the Company has no payment obligations under the Adimab Option Agreement with respect to sales of products based on licensed RSV antibodies to the extent they are sold at cost in developing countries. However, if such products are sold in developing countries for an amount that exceeds cost, then the amount of such excess will be subject to certain royalty payment obligations described in the agreement.

The Company recognized research and development expenses of less than $0.1 million and $0 during the three months ended September 30, 2018 and 2017, respectively, and $0.1 million and $0.1 million during the nine months ended September 30, 2018 and 2017, respectively, in connection with the Adimab Option Agreement, which consisted of reimbursement for services performed by Adimab.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

February 2017 and August 2018 Amended and Restated Gates Foundation Grant Agreement

In February 2017, the Company entered into the above-referenced grant agreement with the Gates Foundation, under which the Gates Foundation agreed to provide the Company up to $9.3 million to conduct preclinical development of mAbs for the prevention of RSV infection in newborns (the “RSV project”).

In March 2017, the Company received a payment of $1.6 million from the Gates Foundation under the grant agreement. The funds received from the Gates Foundation were incurred on qualifying expenses attributable to the RSV project, and the Company recognized grant income of $1.6 million under the grant agreement during the year ended December 31, 2017.

In August 2018, the Company entered into an amended and restated grant agreement which replaces the February 2017 grant agreement in its entirety. The amended and restated grant agreement includes amendments to conform to current Gates Foundation audit, reporting, and other administrative requirements, as well as to make the perpetual Gates Foundation license grant described below irrevocable.

The Company recognized grant income of $0 million during the three and nine months ended September 30, 2018, and $0.6 million and $1.2 million during the three and nine months ended September 30, 2017, respectively, under the grant agreement with the Gates Foundation upon incurring qualifying expenses. As of September 30, 2018 and December 31, 2017, unearned income under the grant agreement with the Gates Foundation was $0.

August 2018 Gates Foundation Grant Agreement

In August 2018, the Company entered into an additional grant agreement with the Gates Foundation pursuant to which the Gates Foundation granted to the Company up to $1.1 million to conduct preclinical development activities for the RSV project that were not included in the February 2017 grant agreement, as amended and restated in August 2018. In return, the Company has agreed to conduct the RSV project in a manner that ensures that the knowledge and information gained from the project will be promptly and broadly disseminated, and that the products, technologies, materials, processes and other intellectual property resulting from the RSV project (collectively referred to as the funded developments) will be made available and accessible at an affordable price to people most in need within developing countries. These obligations survive any expiration or termination of the grant agreement.

To this end, the Company has granted to the Gates Foundation a non-exclusive, perpetual, irrevocable, royalty-free, fully paid up, sublicensable license to make, use, sell, offer to sell, import, distribute, copy, modify, create derivative works, publicly perform and display the funded developments and, to the extent incorporated into a funded development or required to use a funded development, any other technology created outside of the RSV project that was used as part of the RSV project, for the benefit of people in developing countries. The Company has also agreed to seek prompt publication of data and results developed under the RSV project under “open access” terms and conditions. This license and these publication obligations survive any expiration or termination of the grant agreements.

The Company recognized grant income of $1.1 million during the three and nine months ended September 30, 2018, under the August 2018 grant agreement with the Gates Foundation upon incurring qualifying expenses. Accordingly, unearned income under the August 2018 grant agreement with the Gates Foundation was $0 as of September 30, 2018.

Gates Foundation Letter Agreement and Investment

In April 2017, the Company entered into a letter agreement with the Gates Foundation. In connection with the letter agreement, the Gates Foundation purchased 2,464,799 shares of the Company’s Series D preferred

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

stock, which converted into 722,179 shares of our common stock in connection with our November 2017 initial public offering after giving effect to a one-for-3.4130 reverse-stock-split. The Company committed to use the proceeds of $8.0 million from the investment by the Gates Foundation solely to advance the development of a specified monoclonal antibody program that involves the monoclonal antibodies ASN-1, ASN-2 and ASN-3 and the Company’s product candidate, ASN100. Under the letter agreement, in addition to the initial project funded by the Gates Foundation with its initial investment, the Company also agreed to conduct up to four additional projects to be proposed and to be funded by the Gates Foundation.

The letter agreement contains certain global access obligations as well as requirements relating to the Company’s use of the funds received from the Gates Foundation investment. In the event that the Company fails to comply with these obligations or requirements or any related U.S. legal obligations set forth in the letter agreement, the Gates Foundation will have the right, after expiration of a specified cure period, to require the Company to redeem all of the shares owned by the Gates Foundation or to locate a third party that will purchase such shares. For any redemption or purchase resulting from such default, the shares of the Company’s stock held by the Gates Foundation will be redeemed at an amount equal to the greater of the original purchase price (plus specified interest) or the fair market value of such stock on the date of such redemption. The term of the letter agreement continues in perpetuity.

In connection with this letter agreement, the Company has granted to the Gates Foundation and/or Gates Foundation-supported entities certain licenses, including a non-exclusive, non-terminable, royalty-free (except as required under the Adimab Collaboration Agreement), sublicensable license to products, technologies, materials, processes and other intellectual property developed using funds provided by the Gates Foundation or a Gates Foundation-supported entity, or developed in connection with the Company’s conduct of any funded project or additional funded project, as well as all of the Company’s background intellectual property, to utilize and exploit products and services directed at pathogens or other targets subject to any funded project or additional funded project.

The proceeds received from the Gates Foundation in connection with the Company’s sale and issuance of Series D preferred stock were incurred on qualifying expenses under the letter agreement during the year ended December 31, 2017.

The Company incurred qualifying expenses of $0 during the three and nine months ended September 30, 2018, and $2.6 million and $3.3 million during the three and nine months ended September 30, 2017, respectively, under the letter agreement with the Gates Foundation.

Funding Agreements with FFG

Between September 2011 and March 2017, the Company entered into a series of funding agreements with FFG that provided for loans and grants to fund between 50% and 70% of qualifying research and development expenditures of the Company’s subsidiary in Austria on a project-by-project basis, as approved by FFG.

FFG Grants

For grants under the funding agreements with FFG, the Company recognized grant income of $0 and $0.1 million during the three months ended September 30, 2018 and 2017, respectively, and $0 and $0.4 million during the nine months ended September 30, 2018 and 2017, respectively. As of September 30, 2018 and December 31, 2017, the Company recorded grant receivables from FFG of $0.1 million and $0.1 million, respectively, for qualifying expenses incurred that were reimbursable under the funding agreements. As of September 30, 2018 and December 31, 2017, there were no amounts recorded as unearned income in connection with the FFG grants.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FFG Loans

Loans under the funding agreements with FFG bear interest at rates that are below market rates of interest. The Company accounts for the imputed benefit arising from the difference between a market rate of interest and the rate of interest charged by FFG as additional grant funding from FFG. On the date that FFG loan proceeds are received, the Company recognizes the portion of the loan proceeds allocated to grant funding as a discount to the carrying value of the loan and as unearned income, which is recognized as additional grant income over the term of the funding agreement.

The Company recognized grant income of $0.2 million and $0.1million during the three months ended September 30, 2018 and 2017, respectively, and $0.5 million and $0.4 million during the nine months ended September 30, 2018 and 2017, respectively, related to the recognition of the unearned income recorded for the imputed benefit of FFG loans at below-market interest rates. Unearned income (current) related to the imputed benefit of FFG loans at below-market interest rates was $0.7 million and $0.7 million as of September 30, 2018 and December 31, 2017, respectively, and unearned income (non-current) related to such benefit was $1.3 million and $1.9 million as of September 30, 2018 and December 31, 2017, respectively.

Research and Development Incentive

The Company participates in a research and development incentive program provided by the Austrian government whereby the Company is entitled to reimbursement by the Austrian government for a percentage of qualifying research and development expenses incurred by the Company’s subsidiary in Austria. Under the program, the reimbursement rate for qualifying research and development expenses incurred by the Company through its subsidiary in Austria was 12% for the year ended December 31, 2017, and is 14% for the year ended December 31, 2018.

The Company recognizes incentive income from Austrian research and development incentives when qualifying expenses have been incurred, there is reasonable assurance that the payment will be received, and the consideration can be reliably measured. Management has assessed the Company’s research and development activities and expenditures to determine which activities and expenditures are likely to be eligible under the research and development incentive program described above. At each reporting date, management estimates the reimbursable incentive income available to the Company based on available information at the time.

The Company recognized incentive income of $0.7 million and $0.6 million during the three months ended September 30, 2018 and 2017, respectively, and $1.3 million and $1.1 million during the nine months ended September 30, 2018 and 2017, respectively, in connection with the Austrian research and development incentive program. As of September 30, 2018 and December 31, 2017, the Company recorded receivables for amounts due under the program of $2.8 million and $1.5 million, respectively, which are included in grant and incentive receivables in the condensed consolidated balance sheet.

6.	Loans Payable

The aggregate principal amount of debt outstanding as of September 30, 2018 and December 31, 2017 consisted of the following (in thousands):

	September 30, 2018	December 31, 2017
Term loans under 2012 Loan Agreement	$2,917	$4,667
FFG loans	9,872	10,225

	$12,789	$14,892

ARSANIS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Current and non-current debt obligations reflected in the condensed consolidated balance sheets as of September 30, 2018 and December 31, 2017 consisted of the following (in thousands):

	September 30, 2018	December 31, 2017
Current liabilities:
Term loans under 2012 Loan Agreement	$2,917	$2,333
FFG loans	—	—
Unamortized debt discount	(9)	(19)

Loans payable, net of discount	2,908	2,314

Non-current liabilities:
Term loans under 2012 Loan Agreement	$—	$2,334
FFG loans	9,872	10,225
Unamortized debt discount	(2,045)	(2,637)

Loans payable, net of discount and current portion	7,827	9,922

Total loans payable, net of discount	$10,735	$12,236

2012 Loan Agreement

On December 7, 2012, the Company entered into a loan and security agreement (the “2012 Loan Agreement”) with SVB, and borrowed an aggregate of $2.5 million in two separate tranches: $0.5 million in December 2012 (the “2012 Term Loan A Advance”), and $2.0 million in February 2013 (the “2012 Term Loan B Advance”).

In connection with the 2012 Loan Agreement, the Company issued a Series A-2 warrant to SVB, which became exercisable with respect to 2,202 shares of Series A-2 preferred stock on December 12, 2012 in connection with the 2012 Term Loan A Advance, and with respect to 8,811 shares of Series A-2 preferred stock on February 25, 2013 in connection with the 2012 Term Loan B Advance. At the time of grant, the Series A-2 warrant was exercisable at a price of $4.54 per share. The Series A-2 warrant expires on December 6, 2022.

On February 19, 2016, the Company entered into the First Amendment to the 2012 Loan Agreement (the “First Amendment”). The First Amendment provided for an additional borrowing of $3.5 million (“2016 Term Loan A Advance”), with a requirement that a portion of the proceeds be used to pay in full, all amounts then outstanding, under the 2012 Term Loan A Advance and the 2012 Term Loan B Advance.

The First Amendment provided for two additional advances not to exceed, in the aggregate, $3.5 million, with each advance being for a minimum of $0.5 million (collectively the “2016 Term Loan B Advance”), and total borrowings under the 2012 Loan Agreement not to exceed $7.0 million. The Company borrowed the full $7.0 million available in two separate tranches: $3.5 million under the 2016 Term Loan A Advance, which was borrowed on February 29, 2016, and $3.5 million under the 2016 Term Loan B Advance, which was borrowed on August 23, 2016. Following these borrowings in February and August 2016, no additional amounts were available to be borrowed under the 2012 Loan Agreement.

In connection with the First Amendment to the 2012 Loan Agreement, the Company issued a Series B warrant to SVB which became exercisable with respect to 7,251 shares of Series B preferred stock on February 29, 2016 in connection with the 2016 Term Loan A Advance, and with respect to 7,251 shares of Series B preferred stock on August 23, 2016 in connection with the 2016 Term Loan B Advance. At the time of

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

grant, the Series B warrant was exercisable at a price of $7.24 per share. The Series B warrant expires on February 18, 2026.

Upon the closing of the IPO in November 2017, the Series A-2 warrant converted into a common stock warrant to purchase up to 3,940 shares of common stock at an exercise price of $12.70 per share. The Series B warrant converted into a common stock warrant to purchase up to 6,474 shares of common stock at an exercise price of $16.22 per share. At September 30, 2018, these warrants to purchase up to 3,940 shares of common stock at an exercise price of $12.70 and 6,474 shares of common stock at an exercise price of $16.22 remained outstanding.

On October 31, 2018, the Company voluntarily remitted payment on its outstanding obligations under the 2012 Loan Agreement with SVB. Total outstanding obligations paid to SVB under the 2012 Loan Agreement on October 31, 2018 consisted of $2.7 million of principal, $0.4 million of final payment and less than $0.1 million of interest. All obligations under the 2012 Loan Agreement were satisfied by the Company on October 31, 2018.

Borrowings under the 2016 Term Loan A Advance and 2016 Term Loan B Advance (collectively, the “2016 Term Loan Advance”) bear interest at a rate per annum equal to the greater of 3.25% and The Wall Street Journal prime rate, in each case minus 0.25%; provided, however, that in an event of default, as defined in the 2012 Loan Agreement, the interest rate applicable to borrowings under the First Amendment will be increased by 4.0%. As of September 30, 2018 and December 31, 2017, the interest rate applicable to borrowings under the 2016 Term Loan Advance was 5.00% and 4.25%, respectively.

The Company is required to make equal monthly payments of principal as well as accrued interest beginning January 1, 2017 through December 1, 2019 (the “First Amendment Maturity Date”), when all unpaid principal and interest become due and payable. The First Amendment also provided that the Company could voluntarily prepay all (but not less than all) of the outstanding principal at any time prior to the maturity date, subject to a prepayment fee, which ranges from 1% to 2% of the outstanding principal if paid prior to February 19, 2018, which was the second anniversary of the First Amendment effective date. The prepayment fee is 0% subsequent to the second anniversary of the First Amendment effective date. A final payment of 5.0% multiplied by the principal amount of the borrowings under the 2016 Term Loan Advance is due upon the earlier to occur of the First Amendment Maturity Date or prepayment of all outstanding principal. The final payment is being accreted to interest expense through the First Amendment Maturity Date. In connection with the First Amendment, the Company paid an arrangement fee of $20,000 to SVB and incurred legal costs of $7,000, both of which were recorded as a debt discount. The debt discount is reflected as a reduction of the carrying value of the loan payable on the Company’s consolidated balance sheet and is being amortized to interest expense over the term of the loan using the effective interest method.

The Company was in compliance with all covenants under the 2012 Loan Agreement as of December 31, 2017. In March 2018, the Company entered into an Option and License Agreement with BB100, LLC, a subsidiary of Bravos Biosciences, LLC, under which BB100, LLC secured an exclusive, worldwide preclinical development license, and an option to a clinical development and commercialization license, to mAbs targeting E. coli that were discovered by the Company in its ASN200 program. In June 2018, the Company entered into an Option and License Agreement with BB200, LLC, a portfolio company of Bravos Biosciences, LLC, under which BB200, LLC secured an exclusive, worldwide preclinical development license, and an option to a clinical development and commercialization license to selected mAbs targeting K. pneumoniae that were discovered by the Company in its ASN300 program, including lead preclinical development candidate, ASN-5. As a result of entering into such Option and License Agreements without obtaining prior written consent of SVB, and subsequently delivering compliance certificates under the 2012 Loan Agreement that did not disclose these

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

violations, the Company became in default under the 2012 Loan Agreement. On August 8, 2018, the Company and SVB entered into a Forbearance Agreement (the “Forbearance Agreement”), pursuant to which SVB agreed to forbear from exercising its rights and remedies with respect to such default until the earlier to occur of (i) another event of default under the 2012 Loan Agreement or (ii) October 31, 2018.

In addition to the default in connection with the Option and License Agreements, the Company has discussed with SVB whether its decision to discontinue its Phase 2 clinical trial of ASN100 may be considered a material adverse change in the business, operations or condition (financial or otherwise) of the Company and, accordingly, an event of default under the terms of the 2012 Loan Agreement. SVB has not agreed that the discontinuation of the trial does not constitute an event of default as of September 30, 2018. If the trial discontinuation does constitute a material adverse change in the Company’s business, operations or condition, SVB would have the right to accelerate the Company’s outstanding obligations under the 2012 Loan Agreement.

Because the Company’s obligations under the 2012 Loan Agreement could be accelerated at the election of SVB upon the expiration of the Forbearance Agreement, or earlier if another event of default occurs, including but not limited to if the ASN100 Phase 2 clinical trial discontinuation constitutes a material adverse change in the Company’s business, operations or condition, the Company has presented the SVB loan payable as current on the consolidated balance sheet as of September 30, 2018.

The Company recognized interest expense under the 2012 Loan Agreement, as amended, of $0.1 million and $0.1 million during the three months ended September 30, 2018 and 2017, respectively, and $0.2 million and $0.3 million during the nine months ended September 30, 2018 and 2017, respectively. As of September 30, 2018 and December 31, 2017, the unamortized debt discount related to the 2012 Loan Agreement was $9,000 and $26,000, respectively.

The Company made aggregate principal payments in connection with the 2012 Loan Agreement of $0.6 million and $0.6 million during the three months ended September 30, 2018 and 2017, respectively, and $1.8 million and $1.8 million during the nine months ended September 30, 2018 and 2017, respectively.

FFG Loans

In connection with the funding agreements with FFG (see Note 5), the Company received loans from FFG. Loans from FFG were made on a project-by-project basis and had an aggregate principal amount outstanding of $9.9 million and $10.2 million as of September 30, 2018 and December 31, 2017, respectively. Amounts due under the FFG loans bear interest at rates ranging from 0.75% to 2.0% per annum and mature at various dates between June 2020 and March 2023. Interest on amounts due under the loans is payable semi-annually in arrears, with all principal and remaining accrued interest due upon maturity.

In addition, the Company has recorded a discount to the carrying value of each FFG loan for the portion of the loan proceeds allocated to grant funding, which is being amortized to interest expense over the term of the loan using the effective interest method. As of September 30, 2018 and December 31, 2017, the unamortized debt discount related to FFG loans was $2.0 million and $2.6 million, respectively.

The Company recognized interest expense of $0.2 million and $0.2 million during the three months ended September 30, 2018 and 2017, respectively, and $0.5 million and $0.5 million during the nine months ended September 30, 2018 and 2017, respectively, related to the FFG loans. There were no principal payments due or paid under the FFG loans during the three and nine months ended September 30, 2018 and 2017.

The Company may be required to return all or a portion of the FFG loans and/or grants (see Note 5) if it does not comply with the terms of the related FFG funding agreements and related guidelines, including

ARSANIS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

specified requirements as to continued operations with respect to certain locations and funded projects. To date, FFG has not requested the return of any amounts received by the Company under the funding agreements.

7.	Common Stock

As of September 30, 2018 and December 31, 2017, the Company had reserved 2,738,039 shares and 2,187,252 shares of common stock, respectively, for the exercise of outstanding stock options, the number of shares remaining available for grant under the Company’s 2017 Equity Incentive Plan and 2017 Employee Stock Purchase Plan and the exercise of outstanding warrants to purchase shares of common stock.

8.	Stock-Based Compensation

The Company’s 2017 Equity Incentive Plan (the “2017 Plan”) provides for the grant by the Company of incentive stock options, non-qualified options, stock appreciation rights, restricted stock awards, restricted stock units and other stock-based awards. Incentive stock options may be granted only to the Company’s employees, including officers and directors who are also employees. Awards other than incentive stock options may be granted to employees, officers, members of the board of directors, advisors and consultants of the Company. Following the adoption of the 2017 Plan, no further grants will be made under the Company’s 2010 Special Stock Incentive Plan (“Special Plan”) and 2011 Stock Incentive Plan (“2011 Plan”).

Upon its adoption, the number of shares of the Company’s common stock initially reserved for issuance under the 2017 Plan was the sum of 585,994 shares, plus the number of shares of the Company’s common stock available for issuance under the Special Plan and the 2011 Plan immediately prior to the effectiveness of the 2017 Plan. In addition, the number of shares of the Company’s common stock subject to outstanding awards under the Special Plan and 2011 Plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by the Company at their original issuance price pursuant to a contractual repurchase right will be available for future grant under the 2017 Plan. The number of shares of common stock reserved for issuance under this plan will automatically increase on January 1 of each year, through January 1, 2027, in an amount equal to the lowest of 1,025,490 shares of the Company’s common stock, 4% of the number of shares of the Company’s common stock outstanding on January 1 of each year and an amount determined by the Company’s board of directors.

Shares that are expired, terminated, surrendered or canceled under the 2017 Plan without having been fully exercised will be available for future awards. In addition, shares of common stock that are tendered to the Company by a participant to exercise an award are added to the number of shares of common stock available for the grant of awards.

Stock-based compensation expense was classified in the condensed consolidated statements of operations as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Research and development expenses	$292	$101	$1,776	$225
General and administrative expenses	774	172	908	402

	$1,066	$273	$2,684	$627

ARSANIS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and December 31, 2017, total unrecognized compensation cost related to the unvested stock-based awards was $10.1 million and $4.0 million, respectively, which is expected to be recognized over weighted average periods of 2.87 and 2.76 years, respectively.

The following table summarizes the Company’s stock option activity since December 31, 2017 (in thousands, except share and per share amounts):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)
Outstanding as of December 31, 2017	1,403,119	$6.26	8.81	$9,128
Granted	829,500	17.19
Exercised	(21,027)	7.25
Forfeited	(163,383)	10.75

Outstanding as of September 30, 2018	2,048,209	$10.32	8.30	$—

Options exercisable as of September 30, 2018	610,562	$6.41	6.48	$—
Options unvested as of September 30, 2018	1,437,647	$11.79	9.07	$—

The Company did not grant stock options during the three months ended September 30, 2018. The weighted average grant-date fair value per share of stock options granted during the nine months ended September 30, 2018 was $11.77.

9.	Net Loss per Share

Net Loss per Share Attributable to Common Stockholders

Basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Numerator:
Net loss	$(10,900)	$(11,600)	$(33,663)	$(22,690)
Accretion of redeemable convertible preferred stock to redemption value	—	(16)	—	(36)

Net loss attributable to common stockholders	$(10,900)	$(11,616)	$(33,663)	$(22,726)

Denominator:
Weighted average common shares outstanding—basic and diluted	14,315,410	513,900	14,304,721	513,900

Net loss per share attributable to common stockholders—basic and diluted	$(0.76)	$(22.60)	$(2.35)	$(44.22)

The Company’s potentially dilutive securities, which include options to purchase common stock, redeemable convertible preferred stock, warrants to purchase common stock and warrants to purchase

ARSANIS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

redeemable convertible preferred stock, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Three and Nine Months Ended September 30,
	2018	2017
Options to purchase common stock	2,048,209	1,197,120
Redeemable convertible preferred stock (as converted to common stock)	—	7,180,483
Warrants to purchase common stock	10,414	—
Warrants to purchase redeemable convertible preferred stock (as converted to common stock)	—	10,414

	2,058,623	8,388,017

10.	Commitments and Contingencies

Lease Agreements

In November 2010, the Company entered into a lease agreement for office, laboratory, parking and storage space in Vienna, Austria (“Vienna Lease”), which expires on April 30, 2021. The Company has the option to extend the lease agreement for an additional year. The Vienna Lease includes a rent escalation clause based on an inflation index.

In July 2015, the Company entered into a lease agreement for an animal-use facility in Vienna, Austria (“Animal-use Lease”). The lease initially had a one-year noncancelable term, which expired in June 2016, after which the lease became cancelable by either party upon six months’ prior written notice. Base rent for the Animal-use Lease is approximately $0.4 million annually, accordingly, rent expense is being recognized on a straight-line basis over the lease term.

On August 31, 2018 and in accordance with the terms of the Animal-use Lease, the Company provided the landlord with written notice that the lease agreement will terminate no later than February 28, 2019.

In November 2015, the Company entered into a lease agreement for office and laboratory space in Waltham, MA (“Waltham Lease”), which expires on January 31, 2019. The Waltham Lease includes a rent escalation clause, and accordingly, rent expense is being recognized on a straight-line basis over the lease term.

In June 2018, the Company entered into a lease agreement for office space in Waltham, MA (“Lease Agreement”) with BP Bay Colony LLC (the “Lessor”). The Company amended the Lease Agreement in August 2018 (“Amended Lease Agreement”). Under the terms of the Amended Lease Agreement, the Company will relocate its Waltham, MA premises to a new premises with 5,711 square feet of office space as compared to the 10,290 square feet premises in the original Lease Agreement. The term of the Amended Lease Agreement commences on January 1, 2019 (the “Commencement Date”) and expires approximately five years from the Commencement Date. The Company has the option to extend the term for one additional five-year period upon the Company’s written notice to the Lessor at least nine months and no more than 12 months in advance of the

ARSANIS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

extension. Base rent is approximately $0.3 million annually, accordingly, rent expense will be recognized on a straight-line basis over the lease term. In addition to the base rent, the Company is also responsible for its share of operating expenses, electricity and real estate taxes, in accordance with the terms of the Amended Lease Agreement. The Company provided a security deposit of approximately $0.3 million during the nine months ended September 30, 2018, which is included as a component of restricted cash on the Company’s condensed consolidated balance sheet as of September 30, 2018.

The Company recognizes rent expense over the respective lease period and has recorded deferred rent for rent expense incurred but not yet paid.

The Company recorded rent expense of $0.3 million and $0.3 million during the three months ended September 30, 2018 and 2017, respectively, and $1.0 million and $0.9 million during the nine months ended September 30, 2018 and 2017.

The following table summarizes the future minimum lease payments due under the Company’s operating leases as of September 30, 2018 (in thousands):

Year Ending December 31,
2018	$387
2019	823
2020	796
2021	441
2022	263
Thereafter	263

$2,973

License Agreements

The Company entered into the Adimab Option Agreement in February 2017 under which it is obligated to make contingent and non-contingent payments should the Company exercise its option to obtain rights to certain RSV antibodies (see Note 5). If the Company chose to exercise its option, it would be obligated to pay Adimab an option fee of $0.3 million and make clinical and regulatory milestone payments of up to $24.4 million, as well as royalty payments on a product-by-product and country-by-country basis of a mid single-digit percentage based on net sales by the Company, its affiliates, licensees or sublicensees of products based on certain RSV antibodies during the applicable term for such product in that country. The Company may choose to exercise its option under the terms of the Adimab Option Agreement at any time on or before August 31, 2019. As of September 30, 2018 and December 31, 2017, the Company had not exercise its option under the Adimab Option Agreement.

Manufacturing Commitments

In July 2016, the Company entered into an agreement with Boehringer Ingelheim International GmbH (“BI”), a contract manufacturing organization, for the manufacture and supply of ASN100 drug product for the Company’s completed Phase 1 and discontinued Phase 2 clinical trials. In March 2016, the Company entered into an agreement with Cytovance Biologics, Inc. (“Cytovance”) for process development and the manufacture and supply of ASN100 drug product. Under such agreements, the Company is obligated to pay BI and Cytovance development and manufacturing milestones, in addition to reimbursement of certain material production-related costs. Additionally, the Company is required to make prepayments for process development services and manufacture and delivery of ASN100 material. The terms of these agreements require future delivery and formal

ARSANIS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

acceptance of the clinical material upon delivery from BI and Cytovance. Formal acceptance includes validation of the clinical material and that established specifications have been met and good manufacturing practices, or GMP, standards have been followed during the manufacture of the material. It is only after acceptance that title and risks and rewards of ownership pass to the Company and at that time advance payments will be applied to the purchase of clinical materials required to be produced under the agreements. The purchase of the clinical material will, at the point of delivery, be charged to research and development expense. The Company’s policy is to expense research and development costs as incurred (i.e., as services are provided by the Company’s vendors or as qualifying materials are delivered).

As of September 30, 2018, BI had completed the manufacturer of ASN100 drug product, accordingly, the Company expensed all advance payments previously made to BI and accrued for any final payments owed. All commitments and obligations under the manufacture and supply agreement pertaining to the workorder with BI for the delivery of the clinical materials were met by BI and the Company as of September 30, 2018.

The Company currently expects the development activities and manufacturing of ASN100 drug product under the agreement with Cytovance to be completed in the fourth quarter of 2018. As of September 30, 2018, the Company had committed to minimum payments under this agreement totaling $0.5 million.

11.	Related Party Transactions

Agreements with Adimab, LLC

The Company made payments to Adimab of $16,000 and $58,000 during the three months ended September 30, 2018 and 2017, respectively, and $0.1 million and $0.1 million during the nine months ended September 30, 2018 and 2017, respectively, under the Adimab Option Agreement. The Company recognized less than $0.1 million and $0 during the three months ended September 30, 2018 and 2017, respectively, and $0.1 million and $0.1 million during the nine months ended September 30, 2018 and 2017, respectively, of research and development expense under the Adimab Option Agreement. As of September 30, 2018 and December 31, 2017, the Company owed $0 and $21,000, respectively, to Adimab under the Adimab Option Agreement. The chairman of the Company’s board of directors is a co-founder of Adimab and currently serves as Adimab’s Chief Executive Officer.

Services and Facilities Agreement with EveliQure Biotechnologies GmbH

The Company’s wholly owned subsidiary, Arsanis Biosciences GmbH, leases office and lab space in Vienna, Austria from a third party. In February 2015, Arsanis Biosciences GmbH entered into a services and facilities agreement with EveliQure Biotechnologies GmbH (“EveliQure”) under which the Company provides certain laboratory services and sublets office and lab space to EveliQure. Tamas Henics, the husband of Eszter Nagy, the Company’s former Chief Scientific Officer, serves as Chief Scientific Officer at EveliQure.

On June 28, 2018 and in accordance with the terms of this agreement with EveliQure, the Company provided EveliQure with written notice that the services and facilities agreement will terminate and EveliQure will vacate the sublet space no later than December 31, 2018.

During the three and nine months ended September 30, 2018, the Company received payments from EveliQure under the agreement of less than $0.1 million and $0.1 million, respectively, and less than $0.1 million and less than $0.1 million during the three and nine months ended September 30, 2017, respectively. During the three and nine months ended September 30, 2018 and 2017, the Company recognized other income under the

ARSANIS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

agreement of less than $0.1 million in each period. As of September 30, 2018 and December 31, 2017, amounts due from EveliQure totaled less than $0.1 million and $0.1 million, respectively.

12.	Subsequent Events

2012 Loan Agreement with Silicon Valley Bank

On October 31, 2018, the Company voluntarily remitted payment on its outstanding obligations under the 2012 Loan Agreement with SVB. Total outstanding obligations paid to SVB under the 2012 Loan Agreement on October 31, 2018 was approximately $3.1 million. See Note 6 for further discussion.

Demand Letters from FFG

On February 4, 2019, the Company and its wholly owned subsidiary, Arsanis Biosciences GmbH, received letters from counsel to FFG (see Notes 2, 5 and 6) alleging that they breached reporting, performance and other obligations in connection with the grants and loans made by FFG to Arsanis Biosciences GmbH between September 2011 and March 2017 to fund qualifying research and development expenditures (collectively, the “Subsidies”).

The letters demand the immediate repayment of all Subsidies, totaling approximately EUR 18.1 million ($20.5 million, based on an exchange rate of US$1.13 per EUR 1.00 on February 7, 2019), on or before February 19, 2019. The repayment amount consists of approximately EUR 7.2 million ($8.2 million) for the reimbursement of grants previously received by the Company, approximately EUR 8.5 million ($9.6 million) for the repayment of outstanding loan principal and approximately EUR 2.4 million ($2.7 million) for assessed interest. FFG has reserved all rights and remedies in connection with the Subsidies.

The Company is party to a series of Patronatserklärung (“parent-company support letters”) for the benefit of Arsanis Biosciences GmbH under Austrian law, pursuant to which the Company has agreed to take certain steps including, in some instances, to maintain the ability of Arsanis Biosciences GmbH to pay its debts and liabilities, or to enable Arsanis Biosciences GmbH to meet its obligations and to prevent Arsanis Biosciences GmbH from becoming insolvent, subject to the terms and conditions set forth in the parent-company support letters.

While the Company does not agree with the claims or conclusions set forth by FFG, it is discussing the claims with FFG with the goal of resolving them. If the claims are pursued by FFG, the Company intends to vigorously defend the claims.

There can be no assurance that the Company will be successful in resolving the claims with FFG without being required to repay some or all of the Subsidies, and if it were, such repayments could materially adversely affect the Company’s liquidity and require material increases to and/or reclassifications, from non-current to current, of the liabilities recorded on its consolidated balance sheet.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

X4 Pharmaceuticals, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of X4 Pharmaceuticals, Inc. and its subsidiary (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, of convertible preferred stock, redeemable common stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses from operations since inception and will require additional financing to fund future operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

December 20, 2018

We have served as the Company’s auditor since 2016.

X4 PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,		September 30, 2018
	2016	2017
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$15,160	$26,684	$9,840
Restricted cash	55	—	—
Prepaid expenses and other current assets	1,996	1,484	853

Total current assets	17,211	28,168	10,693
Property and equipment, net	37	344	267
Restricted cash	100	364	364

Total assets	$17,348	$28,876	$11,324

Liabilities, Convertible Preferred Stock, Redeemable Common Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$2,831	$1,662	$1,870
Accrued expenses	740	1,620	2,899
Current portion of long-term debt	—	1,667	759
Preferred stock repurchase liability	—	587	—

Total current liabilities	3,571	5,536	5,528
Preferred stock warrant liability	1,788	1,245	1,681
Long-term debt, including accretion, net of current portion	—	4,381	3,869
Deferred rent, net of current portion	—	511	418
Other liabilities	—	111	511

Total liabilities	5,359	11,784	12,007

Commitments and contingencies (Note 15)
Convertible preferred stock (Series Seed, A and B), $0.001 par value; 25,000,000 shares, 54,313,523 shares and 59,413,523 shares authorized as of December 31, 2016 and 2017 and September 30, 2018 (unaudited), respectively; 22,061,973 shares, 38,018,968 shares and 40,079,567 shares issued and outstanding as of December 31, 2016 and 2017 and September 30, 2018 (unaudited), respectively; aggregate liquidation preference of $76,637 and $83,284 as of December 31, 2017 and September 30, 2018 (unaudited), respectively	34,307	60,903	64,675

Redeemable common stock, $0.001 par value; 1,129,823 shares issued and outstanding as of December 31, 2016 and 2017 and September 30, 2018 (unaudited)	734	734	734

Stockholders’ deficit:
Common stock, $0.001 par value, 75,000,000 shares, 110,000,000 shares and 116,500,000 shares authorized as of December 31, 2016 and 2017 and September 30, 2018 (unaudited), respectively; 3,675,000 shares, 3,689,583 shares and 3,700,583 shares issued and outstanding as of December 31, 2016 and 2017 and September 30, 2018 (unaudited), respectively	4	4	4
Additional paid-in capital	880	1,381	1,859
Accumulated deficit	(23,936)	(45,930)	(67,955)

Total stockholders’ deficit	(23,052)	(44,545)	(66,092)

Total liabilities, convertible preferred stock, redeemable common stock and stockholders’ deficit	$17,348	$28,876	$11,324

The accompanying notes are an integral part of these consolidated financial statements.

X4 PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Operating expenses:
Research and development	$13,098	$17,066	$13,316	$15,657
General and administrative	4,789	5,181	3,931	5,374

Total operating expenses	17,887	22,247	17,247	21,031

Loss from operations	(17,887)	(22,247)	(17,247)	(21,031)

Other income (expense):
Interest income	27	64	40	187
Interest expense	(53)	(490)	(301)	(484)
Change in fair value of preferred stock warrant liability	48	1,360	1,292	(264)
Change in fair value of derivative liability	—	(94)	(79)	(411)
Loss on preferred stock repurchase liability	—	(587)	—	—

Total other income (expense), net	22	253	952	(972)

Net loss and comprehensive loss	(17,865)	(21,994)	(16,295)	(22,003)
Accruing dividends on Series A convertible preferred stock	(3,008)	(3,000)	(2,244)	(2,244)
Adjustment to accumulated deficit in connection with repurchase of Series Seed convertible preferred stock	—	—	—	(22)

Net loss attributable to common stockholders	$(20,873)	$(24,994)	$(18,539)	$(24,269)

Net loss per share attributable to common stockholders—basic and diluted	$(4.38)	$(5.19)	$(3.85)	$(5.03)

Weighted average common shares outstanding—basic and diluted	4,765,234	4,818,327	4,818,110	4,825,802

The accompanying notes are an integral part of these consolidated financial statements

X4 PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK, REDEEMABLE COMMON STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

	Series Seed, A and B Convertible Preferred Stock		Redeemable Common Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2015	22,061,973	$34,307	1,129,823	$734	3,625,000	$4	$357	$(6,071)	$(5,710)
Exercise of stock options	—	—	—	—	50,000	—	11	—	11
Stock-based compensation expense	—	—	—	—	—	—	512	—	512
Net loss	—	—	—	—	—	—	—	(17,865)	(17,865)

Balances at December 31, 2016	22,061,973	34,307	1,129,823	734	3,675,000	4	880	(23,936)	(23,052)
Issuance of Series B convertible preferred stock, net of issuance costs of $2,586	15,956,995	26,596	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	14,583	—	9	—	9
Stock-based compensation expense	—	—	—	—	—	—	492	—	492
Net loss	—	—	—	—	—	—	—	(21,994)	(21,994)

Balances at December 31, 2017	38,018,968	60,903	1,129,823	734	3,689,583	4	1,381	(45,930)	(44,545)
Repurchase of Series Seed convertible preferred stock, net of issuance costs of $11	(598,975)	(517)	—	—	—	—	—	(22)	(22)
Issuance of Series B convertible preferred stock, net of issuance costs of $539	2,659,574	4,289	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	11,000	—	7	—	7
Stock-based compensation expense	—	—	—	—	—	—	471	—	471
Net loss	—	—	—	—	—	—	—	(22,003)	(22,003)

Balances at September 30, 2018 (unaudited)	40,079,567	$64,675	1,129,823	$734	3,700,583	$4	$1,859	$(67,955)	$(66,092)

Balances at December 31, 2016	22,061,973	$34,307	1,129,823	$734	3,675,000	$4	$880	$(23,936)	$(23,052)
Exercise of stock options	—	—	—	—	14,583	—	9	—	9
Stock-based compensation expense	—	—	—	—	—	—	367	—	367
Net loss	—	—	—	—	—	—	—	(16,295)	(16,295)

Balances at September 30, 2017 (unaudited)	22,061,973	$34,307	1,129,823	$734	3,689,583	$4	$1,256	$(40,231)	$(38,971)

The accompanying notes are an integral part of these consolidated financial statements

X4 PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Cash flows from operating activities:
Net loss	$(17,865)	$(21,994)	$(16,295)	$(22,003)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	512	492	367	471
Depreciation and amortization expense	20	71	44	77
Non-cash interest expense	53	157	125	80
Change in fair value of preferred stock warrant liability	(48)	(1,360)	(1,292)	264
Change in fair value of derivative liability	—	94	79	411
Loss on preferred stock repurchase liability	—	587	—	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(1,732)	402	243	631
Accounts payable	1,697	(1,169)	(1,949)	208
Accrued expenses	418	784	976	1,246
Deferred rent	—	625	595	(71)

Net cash used in operating activities	(16,945)	(21,311)	(17,107)	(18,686)

Cash flows from investing activities:
Purchases of property and equipment	(39)	(378)	(378)	—

Net cash used in investing activities	(39)	(378)	(378)	—

Cash flows from financing activities:
Proceeds from issuance of Series B convertible preferred stock, net of issuance costs	—	27,413	—	4,461
Proceeds from borrowings under loan and security agreement	—	6,000	6,000	—
Proceeds from exercise of stock options	11	9	9	7
Repurchase of Series Seed convertible preferred stock	—	—	—	(1,126)
Repayments of borrowings under loan and security agreement	—	—	—	(1,500)
Payments of debt issuance costs	(89)	—	—	—

Net cash provided by (used in) financing activities	(78)	33,422	6,009	1,842

Net increase (decrease) in cash, cash equivalents and restricted cash	(17,062)	11,733	(11,476)	(16,844)
Cash, cash equivalents and restricted cash at beginning of period	32,377	15,315	15,315	27,048

Cash, cash equivalents and restricted cash at end of period	$15,315	$27,048	$3,839	$10,204

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$282	$133	$416

Supplemental disclosure of non-cash investing and financing activities:
Issuance of warrants in connection with Series B convertible preferred stock financing	$—	$817	$—	$172
Issuance of warrants in connection with loan and security agreement	$74	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

1.	Nature of the Business and Basis of Presentation

X4 Pharmaceuticals, Inc. (“X4” or the “Company”) is a clinical-stage biotechnology research and development company focused on the discovery, development and commercialization of novel therapeutics for the treatment of rare diseases. The Company was formed on October 2, 2012 as X4 Pharmaceuticals, LLC, and was subsequently incorporated on July 15, 2014 as X4 Pharmaceuticals, Inc. under the laws of the State of Delaware. The Company is headquartered in Cambridge, Massachusetts.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with governmental regulations and the ability to secure additional capital to fund operations. Drug candidates currently under development will require extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel, and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s drug development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly owned subsidiary, X4 Pharmaceuticals Securities Corporation. All intercompany accounts and transactions have been eliminated in consolidation.

Proposed Merger with Arsanis

On November 26, 2018, Arsanis, Inc., a Delaware corporation (“Arsanis”), Artemis AC Corp., a Delaware corporation and a wholly owned subsidiary of Arsanis (“Merger Sub”), and the Company entered into an Agreement and Plan of Merger, as amended on December 20, 2018 (the “Merger Agreement”), pursuant to which the Merger Sub will merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Arsanis. Arsanis is a publicly held, clinical-stage biopharmaceutical company whose common stock is listed on the Nasdaq Global Market.

Under the terms of the Merger Agreement, all of the Company’s outstanding common stock and convertible preferred stock will be exchanged for common stock of Arsanis and all outstanding options exercisable for common stock and warrants exercisable for convertible preferred stock of the Company will be exchanged for options and warrants exercisable for common stock of Arsanis.

The Company’s and Arsanis’s obligations to consummate the merger are subject to certain closing conditions, including, among other things, the (i) approval by the stockholders of Arsanis of the issuance of the shares of Arsanis common stock pursuant to the Merger Agreement, (ii) approval by the stockholders of the Company to adopt the Merger Agreement, (iii) continued listing of Arsanis’ common stock on the Nasdaq Global Market and (iv) effectiveness of the registration statement in connection with the merger.

The business combination will be accounted for as a reverse merger in accordance with GAAP. Under this method of accounting, the Company will be deemed to be the accounting acquirer for financial reporting purposes. This determination was primarily based on the expectations that, immediately following the merger: (i) the Company’s stockholders will own a substantial majority of the voting rights in the combined organization, (ii) the Company will designate a majority of the members of the initial board of directors of the combined

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

organization and (iii) the Company’s senior management will hold all key positions in the senior management of the combined organization. Accordingly, for accounting purposes, the business combination will be treated as the equivalent of the Company issuing stock to acquire the net assets of Arsanis, As a result of the merger, the net assets of Arsanis will be recorded at their acquisition-date fair values in the financial statements of the Company and the reported operating results prior to the business combination will be those of the Company.

Going Concern

In accordance with Accounting Standards Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

Since its inception, the Company has funded its operations primarily with proceeds from sales of convertible preferred stock (including proceeds from convertible debt, which converted into convertible preferred stock) and borrowings under loan and security agreements. The Company has incurred recurring losses since its inception, including net losses of $17,865 and $21,994 for the years ended December 31, 2016 and 2017, respectively, and $22,003 for the nine months ended September 30, 2018 (unaudited). In addition, as of December 31, 2017 and September 30, 2018 (unaudited), the Company had an accumulated deficit of $45,930 and $67,955, respectively. The Company expects to continue to generate operating losses for the foreseeable future. As of December 20, 2018, the issuance date of the annual consolidated financial statements for the year ended December 31, 2017 and the interim consolidated financial statements for the nine months ended September 30, 2018, the Company expects that its cash and cash equivalents, including $10,000 of gross proceeds from borrowings under a new loan and security agreement, will be sufficient to fund its operating expenses, capital expenditure requirements and debt service payments through March 31, 2019. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations.

In addition to pursuing consummation of the Merger Agreement, the Company plans to seek additional funding through equity financings, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. The Company may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.

If the Company is unable to obtain funding, the Company will be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

Based on its recurring losses from operations incurred since inception, expectation of continuing operating losses for the foreseeable future, and need to raise additional capital to finance its future operations, as of December 20, 2018, the issuance date of the annual consolidated financial statements for the year ended December 31, 2017 and the interim consolidated financial statements for the nine months ended September 30, 2018, the Company has concluded that there is substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the accrual of research and development expenses and the valuations of common stock, stock options, preferred stock warrants (and the resulting preferred stock warrant liability), derivative instruments (and the resulting derivative liability), and the preferred stock repurchase liability. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of September 30, 2018 and the consolidated statements of operations and comprehensive loss, of convertible preferred stock, redeemable common stock and stockholders’ deficit, and of cash flows for the nine months ended September 30, 2017 and 2018 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of September 30, 2018 and the results of its operations and its cash flows for the nine months ended September 30, 2017 and 2018. The financial data and other information disclosed in these notes related to the nine months ended September 30, 2017 and 2018 are also unaudited. The results for the nine months ended September 30, 2018 are not necessarily indicative of results to be expected for the year ending December 31, 2018, any other interim periods, or any future year or period.

Concentrations of Credit Risk and Significant Suppliers

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents. At December 31, 2016 and 2017 and September 30, 2018 (unaudited), all of the Company’s cash and cash equivalents were held at one financial institution.

The Company is dependent on third-party manufacturers to supply products for research and development activities in its programs. In particular, the Company relies and expects to continue to rely on a small number of manufacturers to supply it with its requirements for the active pharmaceutical ingredients and formulated drugs related to these programs. These programs could be adversely affected by a significant interruption in these manufacturing services or in the supply of active pharmaceutical ingredients and formulated drugs.

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents consisted of money market funds as of December 31, 2016 and 2017 and September 30, 2018 (unaudited).

Restricted Cash

As of December 31, 2016, the Company maintained a letter of credit of $55 for the benefit of the landlord of its leased property. The Company classified the $55 as restricted cash (current) on its consolidated balance sheet as of that date. In connection with the Company’s lease agreement entered into January 2017 (see Note 15), the Company maintains a letter of credit of $264 for the benefit of the landlord. As of December 31, 2017 and September 30, 2018 (unaudited), the underlying cash balance securing this letter of credit was classified as restricted cash (non-current) on its consolidated balance sheets.

As of December 31, 2016 and 2017 and September 30, 2018 (unaudited), the Company was required to maintain a separate cash balance of $100 to collateralize corporate credit cards with a bank, which was classified as restricted cash (non-current) on its consolidated balance sheets.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of an equity financing, these costs are recorded in stockholders’ deficit as a reduction of additional paid-in capital generated as a result of the offering or as a reduction to the carrying value of convertible preferred stock. If an in-process equity financing is abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of operations and comprehensive loss. As of December 31, 2016 and 2017 and September 30, 2018 (unaudited), the Company had no deferred offering costs.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:

Estimated Useful Life
Office furniture	3 years
Computer equipment	3 years
Software	3 years
Leasehold improvements	Shorter of lease term or 10 years

Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the consolidated balance sheet and any resulting gains or losses are included in the consolidated statement of operations and comprehensive loss in the period of disposal. Costs for capital assets not yet placed into service are capitalized as construction-in-progress and depreciated once placed into service. Assets held under capital leases are stated at the lesser of the present value of

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

future minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization of assets held under capital leases is computed using the straight-line method over the shorter of the estimated useful life of the asset or the period of the related lease.

Impairment of Long-Lived Assets

Long-lived assets consist of property and equipment. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized in loss from operations when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2016 or 2017 or the nine months ended September 30, 2017 or 2018 (unaudited).

Deferred Rent

The Company’s lease agreements include payment escalations and lease incentives (including a leasehold improvement tenant allowance), which are accrued or deferred as appropriate such that rent expense is recognized on a straight-line basis over the respective lease terms. Leasehold improvement reimbursements from the landlord are recorded as deferred rent and amortized as reductions to lease expense over the lease term. Adjustments for payment escalations are also recorded as deferred rent and amortized over the lease terms.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

The Company’s preferred stock warrant liability, derivative liability and preferred stock repurchase liability are carried at fair value, determined according to Level 3 inputs in the fair value hierarchy described above (See Note 3). The Company’s cash equivalents, consisting of a money market fund invested in U.S. Treasury securities, are carried at fair value, determined based on Level 2 inputs in the fair value hierarchy described above (see Note 3). The carrying values of the Company’s accounts payable and accrued expenses approximate their fair values due to the short-term nature of these liabilities. The carrying value of the Company’s outstanding long-term debt approximates its fair value because the debt bears interest at a variable market rate.

Segment Information

The Company manages its operations as a single operating segment for the purposes of assessing performance and making operating decisions. The Company’s focus is on the discovery, development and commercialization of novel therapeutics for the treatment of rare diseases. All of the Company’s tangible assets are held in the United States.

Research and Development Costs

Costs associated with internal research and development and external research and development services, including drug development and preclinical studies, are expensed as incurred. Research and development expenses include costs for salaries, employee benefits, subcontractors, facility-related expenses, depreciation and amortization, stock-based compensation, third-party license fees, laboratory supplies, and external costs of outside vendors engaged to conduct discovery, preclinical and clinical development activities and clinical trials as well as to manufacture clinical trial materials, and other costs. The Company recognizes external research and development costs based on an evaluation of the progress to completion of specific tasks using information provided to the Company by its service providers.

Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. Such prepaid expenses are recognized as an expense when the goods have been delivered or the related services have been performed, or when it is no longer expected that the goods will be delivered or the services rendered.

Upfront payments, milestone payments and annual maintenance fees under license agreements are expensed in the period in which they are incurred.

Research Contract Costs and Accruals

The Company has entered into various research and development and other agreements with commercial firms, researchers, universities and others for provisions of goods and services. These agreements are generally cancelable, and the related costs are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research and development costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies or clinical trials, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ materially from the Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

Debt Issuance Costs

Debt issuance costs consist of payments made to secure commitments under certain debt financing arrangements. These amounts are recognized as interest expense over the period of the financing arrangement using the effective interest method. If the financing arrangement is canceled or forfeited, or if the utility of the arrangement to the Company is otherwise compromised, these costs are recognized as interest expense immediately.

As of January 1, 2016, the Company adopted ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs, issued by the Financial Accounting Standards Board (“FASB”), which simplifies the presentation of debt issuance costs. Accordingly, the Company’s consolidated financial statements present debt issuance costs related to a recognized debt liability as a direct reduction from the carrying amount of that debt liability.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. The Company has not issued any stock-based awards with performance-based vesting conditions.

For stock-based awards granted to non-employee consultants, compensation expense is recognized over the period during which services are rendered by such non-employee consultants until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of the Company’s common stock and updated assumption inputs in the Black-Scholes option-pricing model.

The Company classifies stock-based compensation expense in its consolidated statement of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The Company recognizes compensation expense for only the portion of awards that are expected to vest. In developing a forfeiture rate estimate, the Company has considered its historical experience to estimate pre-vesting forfeitures for service-based awards. The impact of a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual forfeiture rate is materially different from the Company’s estimate, the Company may be required to record adjustments to stock-based compensation expense in future periods.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

implied volatility information for its stock. Therefore, the Company estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The expected term of stock options granted to non-employee consultants is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.

Preferred Stock Warrant Liability

The Company classifies warrants for the purchase of shares of its convertible preferred stock (see Note 8) as a liability on its consolidated balance sheets as these warrants are freestanding financial instruments that may require the Company to transfer assets upon exercise. The warrant liability, which consists of warrants for the purchase of Series A and Series B convertible preferred stock, was initially recorded at fair value upon the date of issuance of each warrant and is subsequently remeasured to fair value at each reporting date. Changes in the fair value of the warrant liability are recognized as a component of other income (expense), net in the consolidated statement of operations and comprehensive loss. Changes in the fair value of each warrant comprising the preferred stock warrant liability will continue to be recognized until each respective warrant is exercised, expires or qualifies for equity classification.

Derivative Liability

The Company’s license agreement with Genzyme Corporation (“Genzyme”) (see Note 12) contains a contingent payment obligation that requires the Company to make a cash payment to Genzyme upon a change of control event of the Company. The contingent payment obligation meets the definition of a derivative instrument as the contingent payment obligation is not clearly and closely related to its host instrument and is a cash-settled liability. Accordingly, the Company classifies this derivative as a liability within other liabilities (non-current) on its consolidated balance sheet. The derivative liability was initially recorded at fair value on the date of entering into the license agreement and is subsequently remeasured to fair value at each reporting date. Changes in the fair value of the derivative liability are recognized as a component of other income (expense), net in the consolidated statement of operations and comprehensive loss. Changes in the fair value of the derivative liability will continue to be recognized until a change of control event occurs or until the license agreement is terminated.

Preferred Stock Repurchase Liability

The Company classifies an agreement to repurchase shares of its Series Seed convertible preferred stock as a liability on its consolidated balance sheet as this repurchase agreement was a freestanding financial instrument that required the Company to transfer assets upon settlement. The preferred stock repurchase liability was initially recorded at fair value on the date of entering into the repurchase agreement and was subsequently remeasured to fair value at each reporting date and upon the settlement date until the settlement of the repurchase agreement, which occurred in January 2018. Changes in the fair value of the preferred stock repurchase liability were recognized as a component of other income (expense), net in the consolidated statement of operations and comprehensive loss.

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. There was no difference between net loss and comprehensive loss for each of the periods presented in the accompanying consolidated financial statements.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Net Income (Loss) per Share

The Company follows the two-class method when computing net income (loss) per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) attributable to common stockholders is computed by adjusting net income (loss) attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period, including potential dilutive common shares. For purpose of this calculation, outstanding stock options, convertible preferred stock and warrants to purchase shares of convertible preferred stock are considered potential dilutive common shares.

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

The Company’s convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss attributable to common stockholders, such losses are not allocated to such participating securities. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported a net loss attributable to common stockholders for the years ended December 31, 2016 and 2017 and nine months ended September 30, 2017 and 2018 (unaudited).

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which supersedes existing revenue recognition guidance under GAAP. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard defines a five-step process to achieve this principle and will require companies to use more judgment and make more estimates than under the prior guidance. The Company expects that these judgments and estimates will include identifying performance obligations in the customer contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delayed the effective date of ASU 2014-09 such that the standard is effective for public entities for annual periods beginning after December 15, 2017 and for interim periods within those fiscal years. The FASB subsequently issued amendments to ASU 2014-09 that have the same effective date and transition date. The Company adopted ASU 2014-09 as of the required effective date of January 1, 2018 and the adoption had no impact on the Company’s financial position, results of operations or cash flows as the Company does not currently have any revenue-generating arrangements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). The amendments in this update explicitly require a company’s management to assess if there is substantial doubt about an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements and to provide related footnote disclosures in certain circumstances. The Company adopted ASU 2014-15 as of the required effective date of December 31, 2016. This guidance relates to footnote disclosure only, and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

In November 2014, the FASB issued ASU No. 2014-16, Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity (“ASU 2014-16”). The guidance requires an entity to determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of the relevant facts and circumstances (commonly referred to as the whole-instrument approach). The Company adopted ASU 2014-16 as of January 1, 2016 and reflected the adoption retrospectively to all periods presented, and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). ASU 2015-17 requires deferred tax liabilities and assets to be classified as non-current on the consolidated balance sheet. The amendment may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company adopted ASU 2015-17 as of January 1, 2017 and reflected the adoption retrospectively to all periods presented, and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). ASU 2016-09 addresses several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross share compensation expense with actual forfeitures recognized as they occur, and certain classifications on the statement of cash flows. Certain of these changes are required to be applied retrospectively, while other changes are required to be applied prospectively. The Company adopted ASU 2016-09 as of the required effective date of January 1, 2017 and elected to continue to apply an estimated forfeiture rate to stock-based compensation expense. The adoption of ASU 2016-09 had no impact on the Company’s financial position, results of operations or cash flows.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (Topic 230) (“ASU 2016-15”), to address diversity in practice in how certain cash receipts and cash payments are presented in the statement of cash flows. The adoption of ASU 2016-15 is required to be applied retrospectively. The Company adopted ASU 2016-15 as of the required effective date of January 1, 2018, and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”), which requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Entities are also required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. As early adoption was permitted, the Company adopted ASU 2016-18 retrospectively as of January 1, 2017. Restricted cash is now included as a component of cash, cash equivalents and restricted cash on the Company’s consolidated statement of cash flows. Upon the adoption of ASU 2016-18, the amount of cash and cash equivalents previously presented on the consolidated statements of cash flows for the year ended December 31, 2016 increased by $55 as of the beginning of the year and by $155 as of the end of the year to reflect the inclusion of restricted cash in the amount reported for changes in cash, cash equivalents and restricted cash. Additionally, as a result of the adoption, transfers between restricted and unrestricted cash are no longer presented as a component of the Company’s investing activities.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”), which clarifies the definition of a business and provides a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. For public entities, ASU 2017-01 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted ASU 2017-01 as of the required effective date of January 1, 2018, and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”). The amendments in ASU 2017-09 clarify that modification accounting is required only if the fair value, the vesting conditions or the classification of the awards (as equity or liability) changes as a result of the change in terms or conditions. The Company adopted ASU 2017-09 as of the required effective date of January 1, 2018. The adoption of ASU 2017-09 did not have a material impact on the Company’s financial position, results of operations or cash flows, but will impact the accounting for modifications of stock-based awards, if any, after the date of adoption.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less may be accounted for similar to existing guidance for operating leases today. For public entities, ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted. ASU 2016-02 initially required adoption using a modified retrospective approach, under which all years presented in the financial statements would be prepared under the revised guidance. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), which added an optional transition method under which financial statements may be prepared under the revised guidance for the year of adoption, but not for prior years. Under the latter method, entities will recognize a cumulative catch-up adjustment to the opening balance of retained earnings in the period of adoption. The Company is currently evaluating the method of adoption of this guidance and the impact that the adoption of ASU 2016-02 will have on its consolidated financial statements.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815) (Part I) Accounting for Certain Financial Instruments with Down Round Features (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”). Part I applies to entities that issue financial instruments such as warrants, convertible debt or convertible preferred stock that contain down-round features. Part II replaces the indefinite deferral for certain mandatorily redeemable noncontrolling interests and mandatorily redeemable financial instruments of nonpublic entities contained within Accounting Standards Codification (“ASC”) Topic 480 with a scope exception and does not impact the accounting for these mandatorily redeemable instruments. For public entities, ASU 2017-11 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of ASU 2017-11 will have on its consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). These amendments expand the scope of Topic 718, Compensation—Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to non-employees for goods or services. Consequently, the accounting for share-based payments to non-employees and employees will be substantially

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

aligned. The ASU supersedes Subtopic 505-50, Equity—Equity-Based Payments to Non-Employees. This standard is effective for public companies for annual periods beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted as long as ASU 2014-09 has been adopted by the Company. The Company is currently evaluating the impact that the adoption of ASU 2018-17 will have on its consolidated financial statements and disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which removes, adds and modifies certain disclosure requirements for fair value measurements in Topic 820. The Company will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy as well as the valuation processes of Level 3 fair value measurements. However, the Company will be required to additionally disclose the changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements and the range and weighted average of assumptions used to develop significant unobservable inputs for Level 3 fair value measurements. ASU 2018-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments relating to additional disclosure requirements will be applied prospectively for only the most recent interim or annual period presented in the initial year of adoption. All other amendments will be applied retrospectively to all periods presented upon their effective date. The Company is currently evaluating the impact that the adoption of ASU 2018-13 will have on its consolidated financial statements.

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

3.	Fair Value of Financial Assets and Liabilities

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy used to determine such fair values:

	Fair Value Measurements as of December 31, 2016 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents — Money market fund	$—	$15,160	$—	$15,160

	$—	$15,160	$—	$15,160

Liabilities:
Preferred stock warrant liability	$—	$—	$1,788	$1,788

	$—	$—	$1,788	$1,788

	Fair Value Measurements as of December 31, 2017 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents — Money market fund	$—	$26,684	$—	$26,684

	$—	$26,684	$—	$26,684

Liabilities:
Preferred stock warrant liability	$—	$—	$1,245	$1,245
Derivative liability	—	—	94	94
Preferred stock repurchase liability	—	—	587	587

	$—	$—	$1,926	$1,926

	Fair Value Measurements as of September 30, 2018 Using:
	Level 1	Level 2	Level 3	Total
	(unaudited)
Assets:
Cash equivalents — Money market fund	$—	$9,840	$—	$9,840

	$—	$9,840	$—	$9,840

Liabilities:
Preferred stock warrant liability	$—	$—	$1,681	$1,681
Derivative liability	—	—	505	505

	$—	$—	$2,186	$2,186

During the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2017 and 2018 (unaudited), there were no transfers between Level 1, Level 2 and Level 3.

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

The Company’s cash equivalents consisted of a money market fund invested in U.S. Treasury securities. The money market fund was valued using inputs observable in active markets for similar securities, which represents a Level 2 measurement in the fair value hierarchy.

Valuation of Preferred Stock Warrant Liability

The preferred stock warrant liability in the table above consists of the fair values of (i) warrants to purchase shares of Series A convertible preferred stock that were issued in 2015 and shares of Series B convertible preferred stock that were issued in 2017 and 2018 in connection with the Company’s Series A and Series B convertible preferred stock financings, respectively (see Notes 7 and 8) and (ii) warrants to purchase shares of Series A convertible preferred stock that were issued in 2016 in connection with the Company’s entering into a loan and security agreement with Silicon Valley Bank (see Note 6). The liability associated with the warrants was recorded at fair value on the dates the warrants were issued and exercisable and is subsequently remeasured to fair value at each reporting date. The aggregate fair value of the warrant liability was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

The Company used various valuation methods, including the Monte Carlo method, the option-pricing method and the hybrid method (which is a combination of an option-pricing method and a probability-weighted expected return method), all of which incorporate assumptions and estimates, to value the preferred stock warrants. Estimates and assumptions impacting the fair value measurement include the fair value per share of the underlying shares of the Company’s Series A and Series B convertible preferred stock, risk free interest rate, expected dividend yield, expected volatility of the price of the underlying preferred stock, and either the remaining contractual term of the warrants (except for warrants that would be automatically exercised upon an initial public offering, in which case the remaining estimated term to automatic exercise was used). The most significant assumption in the Monte Carlo method, the option-pricing method and the hybrid method impacting the fair value of the preferred stock warrants is the fair value of the Company’s convertible preferred stock as of each remeasurement date. The Company determines the fair value per share of the underlying preferred stock by taking into consideration the most recent sales of its convertible preferred stock, results obtained from third-party valuations and additional factors that are deemed relevant. As of December 31, 2016 and 2017 and September 30, 2018 (unaudited), the fair value of the Series A convertible preferred stock was $1.90 per share, $1.19 per share and $1.20 per share, respectively. As of December 31, 2017 and September 30, 2018 (unaudited), the fair value of the Series B convertible preferred stock was $1.84 per share and $1.55 per share, respectively. The Company historically has been a private company and lacks company-specific historical and implied volatility information of its stock. Therefore, it estimates its expected stock volatility based on the historical volatility of publicly traded peer companies for a term equal to the estimated remaining term of the warrants. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the estimated remaining term of the warrants. The Company estimated a 0% expected dividend yield based on the fact that the Company has never paid or declared dividends and does not intend to do so in the foreseeable future.

Valuation of Derivative Liability

The fair value of the derivative liability recognized in connection with the Company’s July 2014 license agreement with Genzyme (see Note 12) was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The fair value of the derivative liability is reported within other liabilities on the consolidated balance sheets.

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

The fair value of the derivative liability was estimated by the Company at each reporting date based, in part, on the results of third-party valuations, which were prepared using the option-pricing method or the hybrid method, each of which considered as inputs the type, timing and probability of occurrence of a change of control event, the potential amount of the payment under potential exit scenarios, the fair value per share of the underlying common stock and the risk-adjusted discount rate. As of December 31, 2016, and for all reporting periods prior to December 31, 2016, the fair value of derivative liability was immaterial and was recorded at $0.

Valuation of Preferred Stock Repurchase Liability

The fair value of the preferred stock repurchase liability recognized in connection with an October 2017 Series Seed convertible preferred stock repurchase agreement (see Note 7) was determined, in part, based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. In particular, the fair value of the preferred stock repurchase liability was estimated by multiplying (i) the 598,975 shares of Series Seed convertible preferred stock that the Company agreed to repurchase by (ii) the difference between (A) the agreed repurchase price of $1.88 per share and (B) the fair value per share of the Series Seed convertible preferred stock, which result approximated the fair value of the preferred stock repurchase liability given the short duration of the contract. The Company determined the fair value per share of the Series Seed preferred stock by taking into consideration the most recent sales of its convertible preferred stock, results obtained from third-party valuations and additional factors that were deemed relevant. As of December 31, 2017, the fair value of the Series Seed convertible preferred stock was $0.90 per share. In January 2018, the Series Seed preferred stock repurchase agreement was settled (see Note 7).

The following table provides a roll-forward of the aggregate fair values of the Company’s warrant liability, derivative liability and preferred stock repurchase liability, for which fair values are determined using Level 3 inputs:

	Preferred Stock Warrant Liability	Derivative Liability	Preferred Stock Repurchase Liability
Balance as of December 31, 2015	$1,762	$—	$—
Issuance of warrants to purchase shares of Series A convertible preferred stock	74	—	—
Change in fair value	(48)	—	—

Balance as of December 31, 2016	1,788	—	—
Issuance of warrants to purchase shares of Series B convertible preferred stock	817	—	—
Initial fair value of Series Seed convertible preferred stock subject to repurchase	—	—	587
Change in fair value	(1,360)	94	—

Balance as of December 31, 2017	1,245	94	587
Issuance of warrants to purchase shares of Series B convertible preferred stock	172	—	—
Repurchase of Series Seed convertible preferred stock in connection with settlement of preferred stock repurchase liability	—	—	(587)
Change in fair value	264	411	—

Balance as of September 30, 2018 (unaudited)	$1,681	$505	$—

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

4.	Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 31,		September 30, 2018
	2016	2017
			(unaudited)
Leasehold improvements	$3	$299	$299
Furniture and fixtures	16	53	53
Computer equipment	17	59	56
Software	28	28	9

	64	439	417
Less: Accumulated depreciation and amortization	(27)	(95)	(150)

	$37	$344	$267

Depreciation and amortization expense related to property and equipment was $20, $71, $44 and $77 for the years ended December 31, 2016 and 2017 and nine months ended September 30, 2017 and 2018 (unaudited), respectively.

As of December 31, 2017 and September 30, 2018 (unaudited), the gross amount of assets under capital leases totaled $37 and related accumulated amortization totaled $7 and $16, respectively. As of December 31, 2016, there were no assets under capital leases.

5.	Accrued Expenses

Accrued expenses consisted of the following:

	December 31,		September 30, 2018
	2016	2017
			(unaudited)
Accrued employee compensation and benefits	$574	$717	$945
Accrued external research and development expenses	166	542	1,198
Accrued professional fees	—	185	531
Deferred rent, current portion	—	114	136
Other	—	62	89

	$740	$1,620	$2,899

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

6.	Long-Term Debt

Long-term debt consisted of the following:

	December 31,		September 30, 2018
	2016	2017
			(unaudited)
Principal amount of long-term debt	$—	$6,000	$4,500
Less: Current portion of long-term debt	—	(1,667)	(759)

Long-term debt, net of current portion	—	4,333	3,741
Cumulative accretion of final payment due at maturity	—	48	128

Long-term debt, including accretion, net of current portion	$—	$4,381	$3,869

In October 2016, the Company entered into a loan and security agreement with Silicon Valley Bank (“SVB”), which the Company refers to as the SVB Loan Agreement, pursuant to which SVB made certain term loans available to the Company. The SVB Loan Agreement provided for aggregate maximum borrowings of up to $10,000, consisting of: (i) subject to specified conditions, a term loan of up to $6,000 (the “Term A Loan”), which was borrowed by the Company in June 2017, and (ii) subject to specified conditions, an additional term loan of up to $4,000 (the “Term B Loan”) available for borrowing until December 31, 2017. As of December 31, 2017, the Company had not borrowed any amounts under the Term B Loan and the availability of the additional $4,000 expired.

Borrowings under the SVB Loan Agreement bore interest at a variable rate equal to 5.5% plus the greater of (i) 3.5% or (ii) The Wall Street Journal prime rate; provided, however, that in an event of default, as defined, the interest rate applicable to borrowings under the SVB Loan Agreement would be increased by 5.0%. As of December 31, 2017 and September 30, 2018 (unaudited), the interest rate applicable to borrowings under the SVB Loan Agreement was 10.0% and 10.5%, respectively. In addition, the SVB Loan Agreement provided for a final payment, payable upon maturity or the repayment in full of all obligations under agreement, equal to 4.5% of the total amount borrowed, or $270. The final payment was being accreted to interest expense to increase the carrying value of the debt over the term of the loan using the effective interest method.

During the year ended December 31, 2016, the Company paid SVB $89 for facility fees and legal costs associated with entering into the SVB Loan Agreement. These costs were recorded as debt issuance costs within prepaid expenses and other current assets as of December 31, 2016 and were fully recognized as non-cash interest expense using the effective interest method over the term that the Term A Loan and Term B Loan were available to be drawn, which expired on June 30, 2017 and December 31, 2017, respectively.

Borrowings under the SVB Loan Agreement were repayable in monthly interest-only payments through December 2017 and in equal monthly payments of principal and accrued interest from January 2018 until the maturity date of the SVB Loan Agreement in December 2020. At its option, the Company was entitled to prepay all, but not less than all, of the outstanding borrowings, subject to a prepayment premium of up to 3% of the principal amount outstanding as of the date of repayment.

Borrowings under the SVB Loan Agreement were collateralized by substantially all of the Company’s personal property, excluding intellectual property. Under the SVB Loan Agreement, the Company agreed to affirmative and negative covenants to which it would remain subject until maturity or repayment in full. The negative covenants included restrictions on the Company’s ability to incur additional indebtedness, pay

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

dividends, encumber its intellectual property, or engage in certain fundamental business transactions, such as mergers or acquisitions of other businesses. The obligations under the SVB Loan Agreement were subject to acceleration upon occurrence of specified events of default, including payment default, insolvency and a material adverse change in the Company’s business, operations or financial or other condition.

In connection with entering into the SVB Loan Agreement, in October 2016, the Company issued to the lenders warrants for the purchase of 54,256 shares of Series A convertible preferred stock at an exercise price of $1.88 per share, which warrants had an aggregate initial fair value of $74 (see Note 8). The warrants were immediately exercisable and expire in October 2026. On the issuance date of the warrants, the Company recorded the issuance-date fair value of the warrants of $74 as a preferred stock warrant liability, with a corresponding amount recorded as debt issuance costs within prepaid expenses and other current assets as the warrants were issued prior to any amounts being drawn under the SVB Loan Agreement. The $74 was recognized as non-cash interest expense using the effective interest method over the period that the Term A Loan was available for borrowing through June 30, 2017. Together with the amortization of the facility fees and legal costs of $89 and the accretion of the final payment of $270, total non-cash interest expense recognized during the years ended December 31, 2016 and 2017 was $53 and $157, respectively. Total non-cash interest expense recognized during the nine months ended September 30, 2017 and 2018 (unaudited) was $125 and $80, respectively. The debt discount related to the warrants is reflected as a reduction of the carrying value of the long-term debt on the Company’s consolidated balance sheet and is being accreted to interest expense over the term of the loan using the effective interest method.

The Company recognized aggregate interest expense under the SVB Loan Agreement of $53, $487, $300 and $482 for the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2017 and 2018 (unaudited), respectively, which includes the non-cash interest expense described above. The Company’s annual effective interest rate of the SVB Loan Agreement was approximately 12.0% for the year ended December 31, 2017 and approximately 11.8% for the nine months ended September 30, 2018 (unaudited).

There were no principal payments due or paid under the SVB Loan Agreement during the years ended December 31, 2016 or 2017. During the nine months ended September 30, 2018 (unaudited), the Company made aggregate principal payments of $1,500.

As of December 31, 2017, future principal payments and the final payment due under the SVB Loan Agreement were as follows:

Year Ending December 31,
2018	$2,000
2019	2,000
2020	2,270

$6,270

In October 2018, the Company entered into a loan and security agreement (the “Hercules Loan Agreement”) with Hercules Capital, Inc. (“Hercules”), which provides for aggregate maximum borrowings of up to $13,000. In October 2018, the Company borrowed $8,000 under the Hercules Loan Agreement. In connection with entering into the Hercules Loan Agreement, the Company issued to the lender warrants for the purchase of 210,638 shares of Series B convertible preferred stock at an exercise price of $1.88 per share. The warrants were immediately exercisable and expire in October 2028. In addition, in connection with entering into the Hercules

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Loan Agreement, the Company repaid all amounts due under the SVB Loan Agreement, including unpaid principal of $4,333 and a final payment of $270, and the SVB Loan Agreement was terminated (see Note 17).

In December 2018, the Company entered into the First Amendment to the Hercules Loan Agreement, which amended the available borrowing dates of the second tranche and amended the term loan maturity date to November 1, 2021. In December 2018, the Company borrowed the additional $2.0 million provided under this amendment (see Note 17).

In accordance with the applicable accounting standards, a short-term debt obligation should be excluded from current liabilities if the entity has both the intent and ability to refinance the obligation on a long-term basis. The intent and ability can be demonstrated by the issuance of a long-term obligation to refinance the short-term obligation on a long-term basis after the date of an entity’s balance sheet but before that balance sheet is issued. Accordingly, as of December 31, 2017, the Company classified $1,667 as a short-term debt obligation, representing all subsequent principal payments made prior to the repayment of all borrowings under the SVB Loan Agreement in October 2018. As of September 30, 2018 (unaudited), the Company classified $167 as a short-term debt obligation, representing all subsequent principal payments made prior to the repayment of all borrowings under the SVB Loan Agreement in October 2018 as well as the $592 of principal payments due under the Hercules Loan Agreement, as that amount represented principal amounts payable within 12 months of the September 30, 2018 balance sheet date under the terms of that agreement.

7.	Convertible Preferred Stock

The Company has issued Series Seed convertible preferred stock (the “Series Seed preferred stock”), Series A convertible preferred stock (the “Series A preferred stock”) and Series B convertible preferred stock (the “Series B preferred stock”). The Series Seed preferred stock, Series A preferred stock and Series B preferred stock are collectively referred to as the “Preferred Stock”. As of December 31, 2016 and 2017 and September 30, 2018 (unaudited), the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue a total of 25,000,000 shares, 54,313,523 shares and 59,413,523 shares, respectively, of Preferred Stock, with a par value of $0.001 per share. As of December 31, 2016 and 2017 and September 30, 2018 (unaudited), 686,477 shares, 10,000,000 shares and 10,000,000 shares of Preferred Stock, respectively, remained undesignated.

The holders of Preferred Stock have liquidation rights in the event of a deemed liquidation that, in certain situations, are not solely within the control of the Company. Therefore, the Preferred Stock is classified outside of stockholders’ deficit on the consolidated balance sheet.

In January 2015, the Company issued and sold 2,115,111 shares of Series Seed preferred stock, consisting of (i) 1,162,128 shares sold at a price of $0.882 per share for proceeds of $986, net of issuance costs of $39, and (ii) 952,983 shares issued upon the conversion of $841 of principal and interest accrued on a convertible promissory note.

In August 2015, the Company issued and sold 19,946,862 shares of Series A preferred stock at a price of $1.88 per share for proceeds of $34,242, net of issuance costs of $3,258, including a fee paid to the placement agent of $2,984. In connection with the Series A preferred stock issuance, the Company also issued to the placement agent warrants for the purchase of an aggregate of 1,587,238 shares of Series A preferred stock (See Note 8). The initial carrying value of the Series A preferred stock was recorded at $32,480, equal to $37,500 of gross proceeds received by the Company, reduced by the issuance costs of $3,258 and the $1,762 aggregate fair value of the warrants to purchase shares of Series A preferred stock (see Note 8).

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

In October 2017, the Company entered into a stock repurchase agreement with a holder of Series Seed preferred stock for the repurchase of 598,975 shares of Series Seed preferred stock at a price of $1.88 per share, which was contingent upon the closing of a Series B preferred stock financing by the Company and obtaining SVB’s written consent to the repurchase. Upon entering into the repurchase agreement, the Company concluded that the arrangement was a freestanding financial instrument that was required to be recorded as a liability at fair value. In connection with this agreement, the Company recorded a preferred stock repurchase liability of $587 for the fair value of the financial instrument on the consolidated balance sheet and a corresponding expense in the consolidated statement of operations and comprehensive loss. The fair value of the repurchase liability was estimated by multiplying (i) the 598,975 shares of Series Seed preferred stock that the Company agreed to repurchase by (ii) the difference between (A) the agreed repurchase price of $1.88 per share and (B) the fair value per share of the Series Seed preferred stock of $0.90 per share at the date of the agreement, which approximated the fair value of the preferred stock repurchase liability given the short duration of the contract. In January 2018 (see Note 17), the Company settled the transaction and repurchased the 598,975 shares of Series Seed preferred stock for a cash payment of $1,126. The changes in the fair value of the preferred stock repurchase liability from October 2017 to December 31, 2017 and through the settlement date of the repurchase agreement in January 2018 were immaterial. In January 2018, the $22 aggregate difference between the estimated fair value and the carrying value of the Series Seed preferred stock that was repurchased was recorded as in increase to accumulated deficit upon settlement of the repurchase agreement.

In November and December 2017, the Company issued and sold 15,956,995 shares of Series B preferred stock at a price of $1.88 per share for proceeds of $27,413, net of issuance costs of $2,586, including a fee paid to the placement agent of $2,353. In connection with the Series B preferred stock issuance, the Company (i) issued to the purchasers of the Series B preferred stock warrants for the purchase of an aggregate of 1,595,731 shares of Series B preferred stock and (ii) issued to the placement agent a warrant for the purchase of 1,219,815 shares of Series B preferred stock (see Note 8). The initial carrying value of the Series B preferred stock was recorded at $26,596, equal to $29,999 of gross proceeds received by the Company, reduced by issuance costs of $2,586 and the $817 aggregate fair value of the warrants to purchase shares of Series B preferred stock.

In September 2018, the Company issued and sold 2,659,574 shares of Series B preferred stock at a price of $1.88 per share for proceeds of $4,461, net of issuance costs of $539, including a fee paid to the placement agent of $432. In connection with the Series B preferred stock issuance, the Company issued to the placement agent a warrant for the purchase of 478,722 shares of Series B preferred stock (see Note 8). The initial carrying value of the Series B preferred stock was recorded at $4,289, equal to $5,000 of gross proceeds received by the Company, reduced by the issuance costs of $539 and the $172 aggregate fair value of the warrants to purchase shares of Series B preferred stock.

Upon issuance of each class of Preferred Stock, the Company assessed the embedded conversion and liquidation features of the securities and determined that such features did not require the Company to separately account for these features. The Company also concluded that no beneficial conversion feature existed on the issuance date of each class of Preferred Stock.

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

As of each balance sheet date, the Preferred Stock consisted of the following:

	December 31, 2016
	Preferred Stock Designated	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series Seed preferred stock	2,313,523	2,115,111	$1,827	$1,866	2,115,111
Series A preferred stock	22,000,000	19,946,862	32,480	41,624	19,946,862

	24,313,523	22,061,973	$34,307	$43,490	22,061,973

	December 31, 2017
	Preferred Stock Designated	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series Seed preferred stock	2,313,523	2,115,111	$1,827	$2,014	2,115,111
Series A preferred stock	22,000,000	19,946,862	32,480	44,624	19,946,862
Series B preferred stock	20,000,000	15,956,995	26,596	29,999	15,956,995

	44,313,523	38,018,968	$60,903	$76,637	38,018,968

	September 30, 2018 (unaudited)
	Preferred Stock Designated	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series Seed preferred stock	2,313,523	1,516,136	$1,310	$1,417	1,516,136
Series A preferred stock	22,000,000	19,946,862	32,480	46,868	19,946,862
Series B preferred stock	25,100,000	18,616,569	30,885	34,999	18,616,569

	49,413,523	40,079,567	$64,675	$83,284	40,079,567

The holders of the Preferred Stock have the following rights and preferences:

Voting

The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote.

The holders of Series Seed preferred stock, voting exclusively and as a separate class, are entitled to elect one director of the Company, and the holders of Series A and Series B preferred stock, voting together as a single class, are entitled to elect one director of the Company.

Conversion

Each share of Preferred Stock is convertible, at the option of the holder, at any time after the date of issuance. In addition, each share of Preferred Stock will be automatically converted into shares of common stock

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering resulting in at least $50,000 of gross proceeds to the Company at a price of at least $9.40 per share of common stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization, or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock, voting together as a single class.

The conversion ratio of each series of Preferred Stock is determined by dividing the Original Issue Price of each series by the Conversion Price of each series. The Original Issue Price per share is $0.882 for Series Seed preferred stock (the “Series Seed Original Issue Price”), $1.88 for Series A preferred stock (the “Series A Original Issue Price”) and $1.88 for Series B preferred stock (the “Series B Original Issue Price”), each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization and other adjustments as set forth in the Company’s certificate of incorporation, as amended and restated. The Conversion Price per share is $0.882 for Series Seed preferred stock, $1.88 for Series A preferred stock and $1.88 for Series B preferred stock, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization and other adjustments as set forth in the Company’s certificate of incorporation, as amended and restated. Accordingly, as of December 31, 2016 and 2017 and September 30, 2018 (unaudited), each share of each series of Preferred Stock was convertible into shares of common stock on a one-for-one basis.

Dividends

The holders of Series Seed preferred stock are entitled to receive noncumulative dividends when, as and if declared by the board of directors. Dividends accrue on Series Seed preferred stock at a rate of 8%; however, such dividends are only payable when, as and if declared by the board of directors or in the case of a liquidation, dissolution, or winding up of the Company or Deemed Liquidation Event (as defined below).

The holders of Series A preferred stock are entitled to receive cumulative dividends when, as and if declared by the board of directors. Dividends accrue on Series A preferred stock at a rate of 8%; however, such dividends are only payable when, as and if declared by the board of directors or in the case of a liquidation, dissolution, or winding up of the Company or Deemed Liquidation Event (as defined below). Such dividends have not been accreted to the carrying value of the Series A preferred stock as a liquidation event is not yet probable and the holders of the Series A preferred stock have no redemption rights. Additionally, for the computation of net loss per share attributable to common stockholders (see Note 14), accruing undeclared dividends on Series A preferred stock increased the net loss attributable to common stockholders for the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2017 and 2018 (unaudited) by $3,008, $3,000, $2,244 and $2,244, respectively.

The holders of Series B preferred stock are only entitled to receive noncumulative dividends when, as and if declared by the board of directors.

The Company may not (i) declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company, other than dividends on shares of common stock payable in shares of common stock, unless the holders of the Series A preferred stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A preferred stock in an amount at least equal to (A) in the case of a dividend on common stock or any class or series that is convertible into common stock, that dividend per share of Series A preferred stock as would equal the product of (1) the dividend payable on each share of such class or series determined as if all shares of such class or series had been converted into common stock and

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

(2) the number of shares of common stock issuable upon conversion of a share of Series A preferred stock, in each case calculated on the record date for determination of holders entitled to receive such dividend, or (B) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of Series A preferred stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the Original Issue Price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Series A Original Issue Price, and (ii) declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of (A) Series A preferred stock or (B) common stock payable in shares of common stock) unless the holders of the Series Seed preferred stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed preferred stock in an amount at least equal to (A) in the case of a dividend on common stock or any class or series that is convertible into common stock, that dividend per share of Series Seed preferred stock as would equal the product of (1) the dividend payable on each share of such class or series determined as if all shares of such class or series had been converted into common stock and (2) the number of shares of common stock issuable upon conversion of a share of Series Seed preferred stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of Series Seed preferred stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the Original Issue Price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Series Seed Original Issue Price provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock, the dividend payable to the holders of Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result (x) in the case of the Series Seed preferred stock, in the highest Series Seed preferred stock dividend and (y) in the case of the Series A preferred stock, in the highest Series A preferred stock dividend.

Through December 31, 2017 and September 30, 2018 (unaudited), no cash dividends have been declared or paid.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event (as defined below), each holder of the then-outstanding Series B preferred stock will be entitled to receive an amount equal to the greater of (i) the Series B Original Issue Price plus any dividends declared but unpaid thereon or (ii) the amount such holder would have received if such holder had converted its shares into common stock immediately prior to such liquidation event. In the event that the assets available for distribution to stockholders are insufficient to pay the holders of Series B preferred stock the full amounts to which they are entitled, the assets available for distribution will be distributed on a pro rata basis among the holders of the Series B preferred stock in proportion to the respective amounts that would otherwise be payable in respect of such shares.

After the payment of all preferential amounts to the holders of Series B preferred stock, each holder of the then-outstanding Series A preferred stock will be entitled to receive an amount equal to the greater of (i) the Series A Original Issue Price plus any accrued dividends and any other dividends declared but unpaid thereon or (ii) the amount such holder would have received if such holder had converted its shares into common stock

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

immediately prior to such liquidation event. In the event that the assets available for distribution to stockholders are insufficient to pay the holders of Series A preferred stock the full amounts to which they are entitled, the assets available for distribution will be distributed on a pro rata basis among the holders of the Series A preferred stock in proportion to the respective amounts that would otherwise be payable in respect of such shares.

After the payment of all preferential amounts to the holders of Series B and Series A preferred stock, each holder of the then-outstanding Series Seed preferred stock will be entitled to receive an amount equal to the Series Seed Original Issue Price plus any accrued dividends and any other dividends declared but unpaid thereon. In the event that the assets available for distribution to stockholders are insufficient to pay the holders of Series Seed preferred stock the full amounts to which they are entitled, the assets available for distribution will be distributed on a pro rata basis among the holders of the Series Seed preferred stock in proportion to the respective amounts that would otherwise be payable in respect of such shares.

After the payment of all preferential amounts to the holders of Preferred Stock, then, to the extent available, the remaining assets of the Company will be distributed among the holders of Series Seed preferred stock and common stock, pro rata based on the number of shares held by each such holder, treating all such securities as if they had been converted to common stock immediately prior to such liquidation event.

Unless the holders of majority of the then-outstanding Preferred Stock, voting together as a single class, elect otherwise, a Deemed Liquidation Event shall include a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company. The Company’s proposed merger with Arsanis (see Note 1) does not qualify as an IPO or a Deemed Liquidation Event under the terms of the warrants.

Redemption

The Company’s certificate of incorporation, as amended and restated, does not provide redemption rights to the holders of Preferred Stock.

8.	Preferred Stock Warrants

As of each balance sheet date, the Company’s outstanding warrants to purchase shares of convertible preferred stock consisted of the following:

December 31, 2016
Warrant Name	Issuance Date	Number of Shares of Preferred Stock Issuable	Exercise Price	Exercisable for	Classification	Expiration Date
Series A warrants	August 14, 2015	854,785	$2.07	Series A	Liability	August 14, 2020
Series A warrants	August 21, 2015	732,453	$2.07	Series A	Liability	August 21, 2020
SVB warrants	October 25, 2016	54,256	$1.88	Series A	Liability	October 24, 2026

		1,641,494

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

December 31, 2017
Warrant Name	Issuance Date	Number of Shares of Preferred Stock Issuable	Exercise Price	Exercisable for	Classification	Expiration Date
Series A warrants	August 14, 2015	854,785	$2.07	Series A	Liability	August 14, 2020
Series A warrants	August 21, 2015	732,453	$2.07	Series A	Liability	August 21, 2020
SVB warrants	October 25, 2016	54,256	$1.88	Series A	Liability	October 24, 2026
Series B warrants	November 1, 2017	1,374,435	$1.88	Series B	Liability	October 31, 2020
Series B warrants	November 17, 2017	88,845	$1.88	Series B	Liability	November 16, 2020
Series B warrants	December 4, 2017	59,576	$1.88	Series B	Liability	December 3, 2020
Series B warrants	December 28, 2017	72,875	$1.88	Series B	Liability	December 27, 2020
Series B warrants	December 28, 2017	1,219,815	$1.88	Series B	Liability	December 28, 2027

		4,457,040

September 30, 2018 (unaudited)
Warrant Name	Issuance Date	Number of Shares of Preferred Stock Issuable	Exercise Price	Exercisable for	Classification	Expiration Date
Series A warrants	August 14, 2015	854,785	$2.07	Series A	Liability	August 14, 2020
Series A warrants	August 21, 2015	732,453	$2.07	Series A	Liability	August 21, 2020
SVB warrants	October 25, 2016	54,256	$1.88	Series A	Liability	October 24, 2026
Series B warrants	November 1, 2017	1,374,435	$1.88	Series B	Liability	October 31, 2020
Series B warrants	November 17, 2017	88,845	$1.88	Series B	Liability	November 16, 2020
Series B warrants	December 4, 2017	59,576	$1.88	Series B	Liability	December 3, 2020
Series B warrants	December 28, 2017	72,875	$1.88	Series B	Liability	December 27, 2020
Series B warrants	December 28, 2017	1,219,815	$1.88	Series B	Liability	December 28, 2027
Series B warrants	September 12, 2018	478,722	$1.88	Series B	Liability	September 12, 2021

		4,935,762

The Company classifies all of its preferred stock warrants as a liability on its consolidated balance sheet because the warrants are freestanding financial instruments that may require the Company to transfer assets upon exercise. The liability associated with each of these warrants was initially recorded at fair value upon the issuance date of each warrant and is subsequently remeasured to fair value at each reporting date. Changes in the fair value of the warrant liability are recognized as a component of other income (expense), net in the consolidated statement of operations and comprehensive loss. Changes in the fair value of each warrant comprising the preferred stock warrant liability will continue to be recognized until each respective warrant is exercised, expires or qualifies for equity classification.

Series A Preferred Stock Warrants

In connection with the issuance of Series A preferred stock in August 2015 (see Note 7), the Company issued warrants for the purchase of an aggregate of 1,587,238 shares of Series A preferred stock (the “Series A warrants”) at an exercise price of $2.07 per share. The warrants were immediately exercisable and expire in August 2020.

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

The issuance-date fair value of the Series A warrants of $1,762 was recorded as a warrant liability and as a corresponding reduction in the carrying value of the Series A preferred stock. The Company remeasured the liability associated with the Series A warrants as of December 31, 2016 and 2017 and September 30, 2018 (unaudited) and determined that the fair value of the warrant liability was $1,714, $412 and $476, respectively (see Note 3). The Company recognized gains (losses) of $48, $1,302, $1,235 and $(64) within other income (expense), net in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2017 and 2018 (unaudited), respectively, related to the change in fair value of the Series A warrants.

SVB Preferred Stock Warrants

In connection with the SVB Loan Agreement (see Note 6), in October 2016, the Company issued to the lenders warrants for the purchase of 54,256 shares of Series A preferred stock (the “SVB warrants”) at an exercise price of $1.88 per share. The warrants were immediately exercisable and expire in October 2026.

The issuance-date fair value of the SVB warrants of $74 was recorded as a warrant liability and as a corresponding reduction in the carrying value of long-term debt. The Company remeasured the liability associated with the SVB warrants as of December 31, 2016 and 2017 and September 30, 2018 (unaudited) and determined that the fair value of the warrant liability was $74, $16 and $20, respectively. The Company recognized gains (losses) of $0, $58, $57 and $(4) within other income (expense), net in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2017 and 2018 (unaudited), respectively, related to the change in fair value of the SVB warrants.

Series B Preferred Stock Warrants

In connection with the issuance of Series B preferred stock in November and December 2017 and September 2018 (see Note 7), the Company issued warrants for the purchase of an aggregate of 3,294,268 shares of Series B preferred stock (the “Series B warrants”) at an exercise price of $1.88 per share. The warrants were immediately exercisable. Warrants for the purchase of an aggregate of 1,595,731 shares of Series B preferred stock expire in October, November and December 2020, a warrant for the purchase of 478,722 shares of Series B preferred stock expires in September 2021 and a warrant for the purchase of 1,219,815 shares of Series B preferred stock expires in December 2027.

The issuance-date fair value of the Series B warrants issued in November and December 2017 was $817, which was recorded as a liability and as a corresponding reduction in the carrying value of the Series B preferred stock. The Company remeasured the liability associated with the Series B warrants issued in November and December 2017 as of December 31, 2017 and September 30, 2018 (unaudited) and determined that the fair value of these warrants were $817 and $1,013. The Company recognized gains (losses) of $0 and $(196) within other income (expense), net in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2017 and the nine months ended September 30, 2018 (unaudited), respectively, related to the change in fair value of the Series B warrants issued in November and December 2017.

The issuance-date fair value of the Series B warrant issued in September 2018 was $172, which was recorded as a liability and as a corresponding reduction in the carrying value of the Series B preferred stock. The Company remeasured the liability associated with the Series B warrant issued in September 2018 as of September 30, 2018 (unaudited) and determined that there was no change in the fair value of this warrant.

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

All of the Company’s outstanding preferred stock warrants, other than the SVB warrants, contain a feature whereby the warrants will be automatically exercised and net settled in shares upon an initial public offering or a Deemed Liquidation Event. Upon either of those events, the holders of the preferred stock warrants will be issued a number of shares of the Company equal in value to the difference between the fair value of the shares into which each warrant is exercisable and the exercise price of such warrant.

Upon the closing of the proposed merger with Arsanis (see Note 1), pursuant to the Merger Agreement, all of the outstanding preferred stock warrants will become exercisable for common stock of Arsanis instead of preferred stock; accordingly, the fair value of the warrant liability for these warrants at that time will be reclassified to additional paid-in capital.

9.	Redeemable Common Stock

Pursuant to the requirements of the July 2014 license agreement with Genzyme (see Note 12), in August 2015, the Company issued to Genzyme for no additional consideration 1,129,823 shares of common stock, which had an aggregate fair value of $734 on the date of issuance. Genzyme has the right to require the Company to repurchase all, but not less than all, of these shares of common stock at any time during the term of the license agreement for a price of $0.01 per share. Because of this redemption feature, the shares of common stock issued to Genzyme are classified outside of stockholders’ deficit on the consolidated balance sheets.

10.	Common Stock

As of December 31, 2016 and 2017 and September 30, 2018 (unaudited), the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 75,000,000 shares, 110,000,000 shares and 116,500,000 shares, respectively, of $0.001 par value common stock. The voting, dividend and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth above.

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. The holders of common stock, voting exclusively and as a separate class, are entitled to elect one director of the Company. Common stockholders are entitled to receive dividends, as may be declared by the board of directors, if any, subject to the preferential dividend rights of Preferred Stock. Through December 31, 2017 and September 30, 2018 (unaudited), no cash dividends had been declared or paid.

11.	Stock-Based Compensation

2015 Employee, Director and Consultant Equity Incentive Plan

The Company’s 2015 Employee, Director and Consultant Equity Incentive Plan, as amended (the “2015 Plan”), provides for the Company to grant incentive stock options or nonqualified stock options, restricted stock awards and other stock-based awards to employees, directors and consultants of the Company.

The total number of shares of common stock that may be issued under the 2015 Plan was 6,000,000 shares as of December 31, 2016. During the year ended December 31, 2017, the Company increased the number of shares of common stock reserved for issuance under the 2015 Plan to 9,000,000 shares. During the nine months ended September 30, 2018, the Company increased the number of shares of common stock reserved for issuance

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

under the 2015 Plan to 10,200,000 shares. As of December 31, 2017 and September 30, 2018 (unaudited), 3,889,724 shares and 2,496,598 shares, respectively, remained available for future grant under the 2015 Plan. Shares that are expired, forfeited, canceled or otherwise terminated without having been fully exercised will be available for future grant under the 2015 Plan. In addition, shares of common stock that are tendered to the Company by a participant to exercise an award are added to the number of shares of common stock available for future grants.

The 2015 Plan is administered by the board of directors or, at the discretion of the board of directors, by a committee of the board of directors. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or its committee if so delegated, except that the exercise price per share of stock options may not be less than 100% of the fair market value of the share of common stock on the date of grant and the term of the stock option may not be greater than ten years. Stock options granted to employees, officers, members of the board of directors and consultants typically vest over a four-year period. The Company’s board of directors values the Company’s common stock, taking into consideration its most recently available valuation of common stock performed by third parties as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant.

During the years ended December 31, 2016 and 2017, the Company granted to employees and directors options to purchase 2,444,935 shares and 1,641,500 shares, respectively, of common stock. During the nine months ended September 30, 2017 and 2018 (unaudited), the Company granted to employees and directors options to purchase 1,641,500 shares and 3,589,190 shares, respectively, of common stock. The Company recorded stock-based compensation expense for options granted to employees and directors of $421, $441, $319 and $455 during the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2017 and 2018 (unaudited), respectively.

During the years ended December 31, 2016 and 2017, the Company granted to non-employee consultants options to purchase 207,004 shares and 72,000 shares, respectively, of common stock. During the nine months ended September 30, 2017 and 2018 (unaudited), the Company granted to non-employee consultants options to purchase 72,000 shares and 21,000 shares, respectively, of common stock. The Company recorded stock-based compensation expense for options granted to non-employee consultants of $91, $51, $48 and $16 during the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2017 and 2018 (unaudited), respectively.

Stock Option Valuation

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. For options with service-based vesting conditions, the expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The expected term of stock options granted to non-employee consultants is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Risk-free interest rate	1.4%	2.1%	2.1%	2.7%
Expected term (in years)	5.77	6.06	6.06	5.91
Expected volatility	81.8%	77.3%	77.3%	86.7%
Expected dividend yield	0%	0%	0%	0%

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to non-employee consultants:

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Risk-free interest rate	2.0%	2.1%	2.1%	2.2%
Expected term (in years)	9.36	9.52	9.52	9.48
Expected volatility	78.0%	81.8%	81.8%	85.9%
Expected dividend yield	0%	0%	0%	0%

Stock Options

The following table summarizes the Company’s stock option activity since December 31, 2016:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)
Outstanding as of December 31, 2016	3,501,276	$0.65	9.19	$—
Granted	1,713,500	0.65
Exercised	(14,583)	0.65
Forfeited	(209,500)	0.65

Outstanding as of December 31, 2017	4,990,693	$0.65	8.51	$100
Granted	3,610,190	0.85
Exercised	(11,000)	0.65
Forfeited	(1,017,064)	0.65

Outstanding as of September 30, 2018 (unaudited)	7,572,819	$0.75	8.65	$1,709

Vested and expected to vest as of December 31, 2017	4,837,347	$0.65	8.50	$97
Vested and expected to vest as of September 30, 2018 (unaudited)	6,412,041	$0.74	8.55	$1,587
Options exercisable as of December 31, 2017	2,389,305	$0.65	8.14	$48
Options exercisable as of September 30, 2018 (unaudited)	2,717,833	$0.65	7.48	$924

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those options that had exercise prices lower than the fair value of the Company’s common stock.

The aggregate intrinsic value of stock options exercised during the year ended December 31, 2016 was $22. There was no intrinsic value for stock options exercised during the year ended December 31, 2017 and there was an insignificant intrinsic value for the stock options exercised during the nine months ended September 30, 2018 (unaudited).

The weighted average grant-date fair value per share of stock options granted during the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2017 and 2018 (unaudited) was $0.45, $0.45, $0.45 and $0.64, respectively.

Restricted Common Stock

During the year ended December 31, 2016, 6,500 shares of restricted common stock granted under the 2015 Plan vested. As of December 31, 2016 and 2017 and September 30, 2018 (unaudited), no shares of unvested restricted common stock were outstanding.

Stock-Based Compensation

Stock-based compensation expense was classified in the consolidated statements of operations and comprehensive loss as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Research and development expenses	$139	$126	$92	$175
General and administrative expenses	373	366	275	296

	$512	$492	$367	$471

As of December 31, 2017 and September 30, 2018 (unaudited), total unrecognized compensation expense related to unvested stock options held by employees and directors was $908 and $2,011, respectively, which are expected to be recognized over weighted average periods of 1.1 and 1.3 years, respectively.

As of December 31, 2017 and September 30, 2018 (unaudited), there were outstanding unvested service based stock options held by non-employee consultants for the purchase of 32,063 shares and 6,500 shares, respectively, of common stock. Amounts expensed during the remaining vesting periods of the stock options held by non-employee consultants will be determined based on the fair value of the awards at the time of vesting.

12.	License Agreements

Genzyme Agreement

In July 2014, the Company entered into a license agreement (the “Genzyme Agreement”) with Genzyme pursuant to which the Company was granted an exclusive license to certain patents and intellectual property

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

owned or controlled by Genzyme related to the CXCR4 receptor to develop and commercialize products containing licensed compounds (including but not limited to X4P-001) for all therapeutic, prophylactic and diagnostic uses, with the exception of autologous and allogenic human stem cell therapy. Under the terms of the Genzyme Agreement, the Company is obligated to use commercially reasonable efforts to develop and commercialize licensed products for use in the field in the United States and at least one other major market country. The Company has the right to grant sublicenses of the licensed rights that cover X4P-001 to third parties.

In exchange for these rights, in August 2014, the Company made an upfront payment of $50 to Genzyme. The Company accounted for the acquisition of technology as an asset acquisition because it did not meet the definition of a business. The Company recorded the upfront payment as research and development expense in the consolidated statement of operations and comprehensive loss because the acquired technology represented in-process research and development and had no alternative future use. In August 2015, as a result of the closing of the Company’s Series A preferred stock financing, the Company made an additional cash payment of $300 to Genzyme and issued to Genzyme 1,129,823 shares of its common stock (see Note 9), each as required by the Genzyme Agreement. The $300 payment and the $734 fair value of the 1,129,823 shares of common stock issued to Genzyme were recorded as research and development expense in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2015. Genzyme has the right to require the Company to repurchase all, but not less than all, of these shares of common stock at any time during the term of the Genzyme Agreement for a price of $0.01 per share. Due to this redemption feature, the shares of common stock issued to Genzyme are classified outside of stockholders’ deficit on the consolidated balance sheets as of December 31, 2016 and 2017 and September 30, 2018 (unaudited).

Under the Genzyme Agreement, the Company is obligated to pay Genzyme milestone payments in the aggregate amount of up to $25,000, contingent upon the achievement by the Company of certain late-stage regulatory and sales milestones with respect to licensed products. In addition, the Company may be required to make a one-time milestone payment to Genzyme upon the consummation by the Company of a change of control transaction, in an amount equal to 5.5% of the consideration paid to equity holders of the Company, other than Genzyme, in connection with such change of control transaction, after deducting outstanding debt obligations of the Company and the aggregate cash investments made by equity holders into the Company prior to the closing of the change of control transaction. The proposed merger with Arsanis qualifies as a change of control transaction, as described in the agreement.

The Company concluded that this contingent payment obligation meets the definition of a derivative instrument as the contingent payment obligation is not clearly and closely related to its host instrument and is a cash-settled liability (see Note 2). Accordingly, the Company classifies this derivative as a liability within other liabilities (non-current) on its consolidated balance sheet (see Note 2), and changes in the fair value of the derivative liability are recognized as a component of other income (expense), net in the consolidated statement of operations and comprehensive loss (see Note 3).

Under the Genzyme Agreement, the Company is obligated to pay Genzyme tiered royalties based on net sales of licensed products that the Company commercializes under the agreement. The obligation to pay royalties for each licensed product expires on a country-by-country basis on the latest of (i) the expiration of licensed patent rights that cover that licensed product in that country, (ii) the expiration of regulatory exclusivity in that country and (iii) ten years after the first commercial sale of such licensed product in that country. Royalty rates are subject to reduction under the agreement in specified circumstances, including in any country if the Company is required to obtain a license from any third party to the extent the Company’s patent rights might infringe the

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

third party’s patent rights, if a licensed product is not covered by a valid claim in that country or if sales of generic products reach certain thresholds in that country. If the Company enters into a sublicense under the agreement, the Company will be obligated to pay Genzyme a percentage of certain upfront fees, maintenance fees, milestone payments and royalty payments paid to the Company by the sublicensee.

Under the Genzyme Agreement, the Company will itself manufacture and supply, or enter into manufacturing or supply agreements with Genzyme or third parties to manufacture and supply, clinical and commercial supplies of licensed compounds and each licensed product. During the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2018 (unaudited), the Company did not enter into any third-party manufacturing or supply agreements in connection with the Genzyme Agreement. The Company is also responsible for all costs related to the filing, prosecution and maintenance of the licensed patent rights.

The Genzyme Agreement will remain in effect until the expiration of the royalty term in all countries for all licensed products. The agreement may be terminated by either party with at least 90 days’ notice in the event of material breach by the other party that remains uncured for 90 days, by either party for insolvency or bankruptcy of the other party, immediately by Genzyme if the Company challenges the licensed patents, or immediately by the Company if a material safety issue arises.

During the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2017 and 2018 (unaudited), the Company did not incur any payment obligations to Genzyme under the Genzyme Agreement and no milestone payments were made or due under the Genzyme Agreement.

Georgetown Agreement

In December 2016, the Company entered into a license agreement (the “Georgetown Agreement”) with Georgetown University (“Georgetown”) pursuant to which the Company obtained an exclusive, worldwide license to make, have made, use, sell, offer for sale and import of products covered by patent rights co-owned by Georgetown. The rights licensed to the Company are for all therapeutic, prophylactic and diagnostic uses in all disease indications in humans and animals.

Under the terms of the Georgetown Agreement, the Company paid a one-time only, upfront fee of $50 and the Company may be required to pay milestone payments of up to an aggregate of $800 related to commercial sales of a product. The Company accounted for the acquisition of technology as an asset acquisition because it did not meet the definition of a business. The Company recorded the upfront payment as research and development expense in the consolidated statement of operations and comprehensive loss because the acquired technology represented in-process research and development and had no alternative future use.

Under the Georgetown Agreement, the Company is solely responsible for all development and commercialization activities and costs in its respective territories. The Company is also responsible for all costs related to the filing, prosecution and maintenance of the licensed patent rights.

The term of the Georgetown Agreement will continue until the expiration of the last valid claim within the patent rights covering the product. Georgetown may terminate the agreement in the event (i) the Company fails to pay any amount and fails to cure such failure within 30 days after receipt of notice, (ii) the Company defaults in its obligation to obtain and maintain insurance and fails to remedy such breach within 45 days after receipt of notice, or (iii) the Company declares insolvency or bankruptcy. The Company may terminate the agreement at any time upon at least 60 days’ written notice.

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

During the year ended December 31, 2016, the Company recorded research and development expense of $50 in connection with the Georgetown Agreement. During the year ended December 31, 2017 and the nine months ended September 30, 2017 and 2018 (unaudited), the Company did not incur any payment obligations to Georgetown under the Georgetown Agreement and no milestone payments were made or due under the Georgetown Agreement.

Beth Israel Deaconess Medical Center Agreement

In December 2016, the Company entered into a license agreement (the “BIDMC Agreement”) with Beth Israel Deaconess Medical Center (“BIDMC”), pursuant to which the Company obtained an exclusive, worldwide license to make, have made, use, sell, offer for sale and import of products covered by patent rights co-owned by BIDMC. The rights licensed to the Company are for all fields of use.

Under the terms of the BIDMC Agreement, the Company paid a one-time only, upfront fee of $20 and the Company is responsible for all future patent prosecution costs. The Company accounted for the acquisition of technology as an asset acquisition because it did not meet the definition of a business. The Company recorded the upfront payment as research and development expense in the consolidated statement of operations and comprehensive loss because the acquired technology represented in-process research and development and had no alternative future use.

The term of the BIDMC Agreement will continue until the expiration of the last valid claim within the patent rights covering the licensed products. BIDMC may terminate the agreement in the event (i) the Company fails to pay any amount and fails to cure such failure within 15 days after receipt of notice, (ii) the Company is in material breach of any material provision of the agreement and fails to remedy such breach within 60 days after receipt of notice, or (iii) the Company declares insolvency or bankruptcy. We may terminate the agreement at any time upon at least 90 days’ written notice.

During the year ended December 31, 2016, the Company recorded research and development expense of $20 in connection with the BIDMC Agreement. The Company did not incur any payment obligations under the BIDMC Agreement during the year ended December 31, 2017 or the nine months ended September 30, 2017 and 2018 (unaudited).

13.	Income Taxes

2017 U.S. Tax Reform

On December 22, 2017, the TCJA was signed into United States law. The TCJA includes a number of changes to existing tax law, including, among other things, a permanent reduction in the federal corporate income tax rate from a top marginal tax rate of 35% to a flat rate of 21%, effective as of January 1, 2018, as well as limitation of the deduction for net operating losses to 80% of annual taxable income and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such net operating losses may be carried forward indefinitely). The federal tax rate change resulted in a reduction in the gross amount of the Company’s deferred tax assets recorded as of December 31, 2017 and a corresponding reduction in the Company’s valuation allowance. As a result, no income tax expense or benefit was recognized as of the enactment date of the TCJA.

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

The staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118 to address the application of GAAP in situations when a registrant does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the TCJA. The Company is still in the process of analyzing the impact to the Company of the TCJA and its analysis is not yet complete. Where the Company has been able to make reasonable estimates of the effects related to the TCJA, the Company has recorded provisional amounts.

In connection with the initial analysis of the impact of the TCJA, the Company remeasured its deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21% for federal tax purposes. The remeasurement of the Company’s deferred tax assets was fully offset by a change in the valuation allowance.

Income Taxes

During the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2017 and 2018 (unaudited), the Company recorded no income tax benefits for the net operating losses incurred or for the research and development tax credits generated in each period due to its uncertainty of realizing a benefit from those items. All of the Company’s operating losses since inception have been generated in the United States.

A summary of the Company’s current and deferred tax provision is as follows:

	Year Ended December 31,
	2016	2017
Current income tax provision:
Federal	$—	$—
State	—	—

Total current income tax provision	—	—

Deferred income tax benefit:
Federal	(6,426)	(2,037)
State	(1,019)	(1,771)

Total deferred income tax benefit	(7,445)	(3,808)
Change in deferred tax asset valuation allowance	7,445	3,808

Total provision for income taxes	$—	$—

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended December 31,
	2016	2017
Federal statutory income tax rate	(34.0)%	(34.0)%
State income taxes, net of federal benefit	(5.7)	(8.4)
Research and development tax credits	(2.1)	(1.8)
Change in fair value of preferred stock warrant liability	(0.1)	(2.2)
Other permanent differences	0.2	0.5
Remeasurement of deferred taxes due to the TCJA	—	27.8
Change in deferred tax asset valuation allowance	41.7	18.1

Effective income tax rate	0.0%	0.0%

Net deferred tax assets as of December 31, 2016 and 2017 consisted of the following:

	December 31,
	2016	2017
Net operating loss carryforwards	$2,804	$8,142
Research and development tax credit carryforwards	578	1,241
Capitalized research and development expenses	5,269	3,251
Capitalized license fees	372	240
Accrual-to-cash basis conversion	524	504
Other	191	168

Total deferred tax assets	9,738	13,546
Valuation allowance	(9,738)	(13,546)

Net deferred tax assets	$—	$—

As of December 31, 2017, the Company had U.S. federal and state net operating loss carryforwards of $29,879 and $29,553, respectively, which may be available to offset future taxable income and begin to expire in 2034. As of December 31, 2017, the Company also had U.S. federal and state research and development tax credit carryforwards of $967 and $347, respectively, which may be available to offset future tax liabilities and each begin to expire in 2029. During the nine months ended September 30, 2018 (unaudited), gross deferred tax assets, before valuation allowance, increased by approximately $4,360 due to the operating loss incurred by the Company during that period.

Utilization of the U.S. federal and state net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Sections 382 and 383 of the Internal Revenue Code of 1986 (the “Code”), and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income or tax liabilities. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period. The Company has not conducted a study to assess whether a change of control has occurred or whether there have

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

been multiple changes of control since inception due to the significant complexity and cost associated with such a study. If the Company has experienced a change of control, as defined by Section 382, at any time since inception, utilization of the net operating loss carryforwards or research and development tax credit carryforwards would be subject to an annual limitation under Section 382, which is determined by first multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization. Further, until a study is completed by the Company and any limitation is known, no amounts are being presented as an uncertain tax position.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the net deferred tax assets as of December 31, 2016 and 2017 and September 30, 2018 (unaudited). Management reevaluates the positive and negative evidence at each reporting period.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2016 and 2017 related primarily to the increase in net operating loss carryforwards and research and development tax credit carryforwards in 2016 and 2017, and the impact of the TCJA in 2017, and were as follows:

	December 31,
	2016	2017
Valuation allowance as of beginning of year	$2,294	$9,738
Increases recorded to income tax provision	8,066	9,786
Decreases recorded as a benefit to income tax provision	(622)	(5,978)

Valuation allowance as of end of year	$9,738	$13,546

As of December 31, 2016 and 2017 and September 30, 2018 (unaudited), the Company had not recorded any amounts for unrecognized tax benefits. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision. As of December 31, 2016 and 2017 and September 30, 2018 (unaudited), the Company had no accrued interest or penalties related to uncertain tax positions and no amounts had been recognized in the Company’s consolidated statements of operations and comprehensive loss. The Company files income tax returns in the U.S. and Massachusetts, as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The Company is open to future tax examination under statute from 2015 to the present; however, carryforward attributes that were generated prior to 2015 may still be adjusted upon examination by federal, state or local tax authorities if they either have been or will be used in a future period.

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

14.	Net Loss per Share

Basic and diluted net loss per share attributable to common stockholders was calculated as follow:

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Numerator:
Net loss	$(17,865)	$(21,994)	$(16,295)	$(22,003)
Accruing dividends on Series A convertible preferred stock	(3,008)	(3,000)	(2,244)	(2,244)
Adjustment to accumulated deficit in connection with repurchase of Series Seed convertible preferred stock	—	—	—	(22)

Net loss attributable to common stockholders	$(20,873)	$(24,994)	$(18,539)	$(24,269)

Denominator:
Weighted average common shares outstanding—basic and diluted	4,765,234	4,818,327	4,818,110	4,825,802

Net loss per share attributable to common stockholders—basic and diluted	$(4.38)	$(5.19)	$(3.85)	$(5.03)

The Company has included 1,129,823 shares of redeemable common stock in its computation of basic and diluted weighted average common shares outstanding for the years ended December 31, 2016 and 2017 and nine months ended September 30, 2017 and 2018 (unaudited) as this class of stock participates in losses similarly to other common stockholders.

The Company’s potentially dilutive securities, which include stock options, convertible preferred stock, and warrants to purchase shares of convertible preferred stock, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Options to purchase common stock	3,501,276	4,990,693	4,997,880	7,572,819
Convertible preferred stock (as converted to common stock)	22,061,973	38,018,968	22,061,973	40,079,567
Warrants to purchase convertible preferred stock (as converted to common stock)	1,641,494	4,457,040	1,641,494	4,935,762

	27,204,743	47,466,701	28,701,347	52,588,148

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

15.	Commitments and Contingencies

Lease Agreements

In November 2015, the Company entered into an operating lease to sublease office space in Cambridge, Massachusetts, which expired in July 2017. In connection with entering into this lease agreement, the Company issued a letter of credit of $55, which was classified as restricted cash (current) on the consolidated balance sheet as of December 31, 2016. Upon expiration of the lease in July 2017, the deposit was returned to the Company.

In January 2017, the Company entered into an operating lease for office space in Cambridge, Massachusetts, which expires in July 2022. The lease includes provisions for leasehold improvement reimbursements from the landlord totaling $314 and annual rent escalations. In connection with entering into this lease agreement, the Company issued a letter of credit of $264, which is classified as restricted cash (non-current) on the consolidated balance sheets as of December 31, 2017 and September 30, 2018 (unaudited).

The Company recognizes rent expense on a straight-line basis over the respective lease period and has recorded deferred rent for rent expense incurred but not yet paid (see Note 2). Rent expense was $337, $843, $671 and $524 for the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2017 and 2018 (unaudited), respectively.

The Company also leases computer equipment under a capital lease that expires in April 2020.

Future minimum lease commitments under operating and capital leases as of December 31, 2017 are as follows:

Year Ending December 31,	Operating Leases	Capital Leases	Total
2018	$798	$15	$813
2019	810	15	825
2020	823	5	828
2021	835	—	835
2022	492	—	492

Total	$3,758	35	$3,793

Less: Amount representing interest		(2)

Present value of minimum lease payments		$33

Sponsored Research Agreement Commitments

In April 2017, the Company entered into a sponsored research agreement with a university that the Company refers to as the Sponsored Research Agreement, pursuant to which the Company and the university intend to conduct a research program related to understanding the mechanisms of failed long-term adaptive immunity in WHIM patients. Under the terms of the Sponsored Research Agreement, the Company agreed to provide funding for the research program of up to $499 over a three-year period. The Sponsored Research Agreement will remain in effect for three years, unless earlier terminated in the event that (i) either party materially breaches any representation, obligation or covenant and fails to remedy such breach within 30 days after receipt of notice or (ii) the Principal Investigator, as defined in the agreement, is unable or unwilling to conduct the research or perform his or her obligations under the agreement, at which time the Company may terminate the agreement upon 30 days’ prior written notice to the university. The Company may terminate the agreement at any time upon at least 60 days’ prior written notice.

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

During the year ended December 31, 2017 and the nine months ended September 30, 2017 and 2018 (unaudited), the Company incurred $111, $69 and $125, respectively, of research and development expenses related to its payment obligations to the university under the Sponsored Research Agreement. As of December 31, 2017, the Company had non-cancelable purchase commitments under this agreement totaling $388, with $166 committed in 2018, $166 committed in 2019 and $56 committed in 2020. As of September 30, 2018 (unaudited), the Company had non-cancelable purchase commitments under this agreement totaling $264, with $42 committed in 2018, $166 committed in 2019 and $56 committed in 2020.

Manufacturing Commitments

During the year ended December 31, 2017 and the nine months ended September 30, 2018 (unaudited), the Company entered into agreements with several contract manufacturing organizations to provide preclinical and clinical trial materials. As of December 31, 2017 and September 30, 2018 (unaudited), the Company had non-cancelable purchase commitments under these agreements totaling $0 and $389, respectively, with, as of September 30, 2018 (unaudited), $389 committed in 2018 and $0 committed in 2019.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and certain of its executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not currently aware of any indemnification claims and has not accrued any liabilities related to such obligations in its consolidated financial statements as of December 31, 2016 or 2017 or September 30, 2018 (unaudited).

Legal Proceedings

The Company is not a party to any litigation and does not have contingency reserves established for any litigation liabilities. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings.

16.	Benefit Plans

The Company established a defined contribution savings plan under Section 401(k) of the Code. This plan covers all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Matching contributions to the plan may be made at the discretion of the Company’s board of directors. The Company made no contributions to the plan during the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2017 and 2018 (unaudited).

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

17.	Subsequent Events

For its consolidated financial statements as of December 31, 2017 and for the year then ended and for its interim consolidated financial statements as of September 30, 2018 and for the nine months then ended, the Company evaluated subsequent events through December 20, 2018, the date on which those financial statements were issued.

Settlement of Series Seed Preferred Stock Repurchase Agreement

In January 2018, the Company settled the Series Seed preferred stock repurchase agreement (see Note 7), pursuant to which it repurchased from a stockholder 598,975 shares of Series Seed preferred stock at a price of $1.88 per share for a cash payment of $1,126.

Increase in Authorized Number of Shares of Preferred Stock and Common Stock

In May 2018, the Company increased the number of authorized shares of preferred stock from 54,313,523 shares to 59,413,523 shares and increased the number of shares designated as Series B preferred stock from 20,000,000 shares to 25,100,000 shares. At that same time, the Company also increased the number of authorized shares of common stock from 110,000,000 shares to 116,500,000 shares.

Grants of Stock Options under the 2015 Plan

In October 2018, the Company granted options for the purchase of an aggregate of 1,194,050 shares of common stock, at an exercise price of $0.99 per share, to employees and directors. The aggregate grant-date fair value of these options was $869, which is expected to be recognized as stock-based compensation expense over a period of approximately 1.8 years.

Loan and Security Agreement with Hercules Capital, Inc.

In October 2018, the Company entered into the Hercules Loan Agreement, which provided for aggregate maximum borrowings of up to $13,000, consisting of (i) a term loan of up to $8,000, which was available upon entering into the agreement, (ii) subject to specified financing conditions, an additional term loan of up to $2,000, available for borrowing from January 1, 2019 to March 31, 2019, and (iii) subject to specified financing conditions and the receipt of the second tranche $2,000 term loan described above, an additional term loan of up to $3,000, available for borrowing until March 31, 2019. In October 2018, the Company borrowed $8,000 under the Hercules Loan Agreement. Borrowings under the Hercules Loan Agreement bear interest at variable rates, with the first tranche bearing interest at a variable rate equal to the greater of (i) 9.5% or (ii) 9.5% plus the Wall Street Journal prime rate minus 5.25%, the second tranche bearing interest at a variable rate, subject to completion of specified financing conditions, equal to either (A) the greater of (i) 9.5% or (ii) 9.5% plus the Wall Street Journal prime rate minus 5.25% or (B) the greater of (i) 8.75% or (ii) 8.75% plus the Wall Street Journal prime rate minus 5.25%, and the third tranche bearing interest at a variable rate equal to the greater of (i) 8.75% or (ii) 8.75% plus the Wall Street Journal prime rate minus 5.25%. In an event of default, as defined, and until such event is no longer continuing, the interest rate applicable to borrowings under the Hercules Loan Agreement would be increased by 4.0%.

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

Borrowings under the Hercules Loan Agreement are repayable in monthly interest-only payments through August 2019, or a later date upon achievement of specified conditions, and in equal monthly payments of principal and accrued interest from September 2019 until the maturity date of the loan, which is either, (i) if the second tranche is not borrowed, November 2021 or, (ii) if the second tranche is borrowed, May 2022. At the Company’s option, the Company may prepay all, but not less than all, of the outstanding borrowings, subject to a prepayment premium of up to 2.0% of the principal amount outstanding as of the date of repayment. In addition, the Hercules Loan Agreement provides for a final payment, payable upon maturity or the repayment in full of all obligations under the agreement, of up to $953.

Borrowings under the Hercules Loan Agreement are collateralized by substantially all of the Company’s personal property and other assets, including its intellectual property until a specified financing condition is met. Under the Hercules Loan Agreement, the Company has agreed to affirmative and negative covenants to which the Company will remain subject until maturity or repayment in full. The covenants include maintaining a minimum liquidity amount of the lesser of (i) 125% of outstanding borrowings under the Hercules Loan Agreement and (ii) 100% of the Company’s cash and cash equivalents in an account in which Hercules has a first priority security interest as well as restrictions on the Company’s ability to incur additional indebtedness, pay dividends, encumber its intellectual property, or engage in certain fundamental business transactions, such as mergers or acquisitions of other businesses. Obligations under the Hercules Loan Agreement are subject to acceleration upon occurrence of specified events of default, including payment default, insolvency and a material adverse change in the Company’s business, operations or financial or other condition.

In October 2018, in connection with entering into the Hercules Loan Agreement, the Company issued to the lender warrants for the purchase of 210,638 shares of Series B preferred stock at an exercise price of $1.88 per share. The warrants were immediately exercisable and expire in October 2028.

In October 2018, in connection with entering into the Hercules Loan Agreement, all amounts due under the SVB Loan Agreement, including unpaid principal of $4,333 and a final payment of $270, were repaid with proceeds from the Hercules Loan Agreement and the SVB Loan Agreement was terminated. The Company has not yet determined its accounting for the termination of the SVB Loan Agreement.

First Amendment to the Hercules Loan Agreement

In December 2018, the Company entered into the First Amendment to the Hercules Loan Agreement (the “First Amendment”), which amended the available borrowing dates of the second tranche from between January 1, 2019 and March 31, 2019 to between December 11, 2018 and December 14, 2018 and amended the term loan maturity date to November 1, 2021. In December 2018, the Company borrowed the additional $2.0 million provided under the First Amendment. In connection with entering into the First Amendment, the Company agreed to issue to the lender warrants to purchase a specified number of shares of its preferred stock at an aggregate exercise price of $99 at the earliest of (a) June 30, 2019, (b) the earlier to occur of (i) the date the Company prepays the outstanding borrowings or (ii) the date the outstanding borrowings become due and payable, or (c) on or before the fifth business day following the closing of or the announcement of the termination of the Company’s proposed merger.

Proposed Merger with Arsanis

On November 26, 2018, Arsanis, Inc., a Delaware corporation, Artemis AC Corp., a Delaware corporation and a wholly owned subsidiary of Arsanis, and the Company entered into an Agreement and Plan of Merger

X4 PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share amounts)

pursuant to which Artemis AC Corp. will merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Arsanis. Arsanis is a publicly held, clinical-stage biopharmaceutical company whose common stock is listed on the Nasdaq Global Market (see Note 1).

Amendment to the Merger Agreement

On December 20, 2018, the Company and Arsanis amended the Merger Agreement to provide that, at the effective time of the merger contemplated thereby, Arsanis (as the legal acquirer in the merger transaction) will assume all stock option plans or other stock or equity-related plans of the Company (as the accounting acquirer in the merger transaction). As a result, under the Merger Agreement, as amended, all stock options and other equity-based awards that have been granted or that may be available for grant under the stock option plans or other stock or equity-related plans of the Company immediately prior to the effective time of the merger will become exercisable or issuable, as applicable, in respect of shares of Arsanis common stock at the effective time of the merger (subject to appropriate adjustment for the exchange ratios set forth in the Merger Agreement).

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

Arsanis, Inc.,

Artemis AC Corp.,

and

X4 Pharmaceuticals, Inc.

Dated as of November 26, 2018

A-i

4.9	Owned and Leased Real Properties	A-38
4.10	Intellectual Property	A-39
4.11	Contracts	A-41
4.12	Litigation	A-42
4.13	Environmental Matters	A-42
4.14	Employee Benefit Plans	A-43
4.15	Compliance With Laws	A-44
4.16	Permits and Regulatory Matters	A-44
4.17	Employees	A-45
4.18	Insurance	A-46
4.19	Opinion of Financial Advisor	A-46
4.20	Section 203 of the DGCL	A-46
4.21	Brokers; Fees and Expenses	A-47
4.22	Operations of Merger Sub	A-47
4.23	Controls and Procedures, Certifications and Other Matters	A-47
4.24	Books and Records	A-47
4.25	Subsidies	A-47
4.26	Data Protection	A-48
4.27	Certain Business Relationships With Affiliates	A-48
4.28	No Other Representations or Warranties	A-48
ARTICLE V	CONDUCT OF BUSINESS	A-48
5.1	Covenants of Merger Partner	A-48
5.2	Covenants of Public Company	A-51
5.3	Confidentiality	A-53
ARTICLE VI	ADDITIONAL AGREEMENTS	A-54
6.1	No Solicitation	A-54
6.2	Proxy Statement/Prospectus; Registration Statement	A-57
6.3	Nasdaq Listing	A-58
6.4	Access to Information	A-59
6.5	Stockholder Approval	A-59
6.6	Legal Conditions to Merger	A-60
6.7	Public Disclosure	A-61
6.8	Tax Matters	A-61
6.9	Affiliate Legends	A-61
6.10	Indemnification	A-62
6.11	Notification of Certain Matters	A-63
6.12	Corporate Identity	A-63
6.13	Succession	A-63
6.14	Board of Directors of Public Company	A-63
6.15	Employee Communications	A-63
6.16	FIRPTA Tax Certificates	A-64
6.17	State Takeover Laws	A-64
6.18	Security Holder Litigation	A-64
6.19	Section 16 Matters	A-64
6.20	Other Public Company Voting Proposals	A-64
6.21	Termination of Certain Agreements and Rights	A-64
6.22	Calculation of Net Cash	A-65
6.23	Monthly Net Cash	A-67
ARTICLE VII	CONDITIONS TO MERGER	A-67
7.1	Conditions to Each Party’s Obligation To Effect the Merger	A-67
7.2	Additional Conditions to the Obligations of Public Company and Merger Sub	A-68
7.3	Additional Conditions to the Obligations of Merger Partner	A-69

A-ii

ARTICLE VIII	TERMINATION AND AMENDMENT	A-70
8.1	Termination	A-70
8.2	Effect of Termination	A-72
8.3	Fees and Expenses	A-72
8.4	Amendment	A-74
8.5	Extension; Waiver	A-74
8.6	Procedure for Termination, Amendment, Extension or Waiver	A-74
ARTICLE IX	MISCELLANEOUS	A-75
9.1	Nonsurvival of Representations, Warranties and Agreements	A-75
9.2	Notices	A-75
9.3	Entire Agreement	A-76
9.4	No Third Party Beneficiaries	A-76
9.5	Assignment	A-76
9.6	Severability	A-76
9.7	Counterparts and Signature	A-76
9.8	Interpretation	A-76
9.9	Governing Law	A-77
9.10	Remedies	A-77
9.11	Submission to Jurisdiction	A-77
9.12	WAIVER OF JURY TRIAL	A-77
9.13	Disclosure Schedule	A-77

Exhibit A-1	Form of Merger Partner Support Agreement
Exhibit A-2	Form of Public Company Support Agreement
Exhibit B-1	Form of Surviving Corporation Certificate of Incorporation
Exhibit B-2	Form of Surviving Corporation Bylaws
Annex A	Illustration of Common Stock Exchange Ratio
Annex B	Illustration of Net Cash Calculation

A-iii

TABLE OF DEFINED TERMS

Terms	Cross Reference in Agreement
Accounting Firm	Section 6.22(e)
Acquisition Proposal	Section 6.1(f)
Adjusted Warrant	Section 2.3(e)
Affiliate	Section 3.2(e)
Agreement	Preamble
Aggregate Valuation	Section 2.1(c)(i)
Alternative Acquisition Agreement	Section 6.1(b)(ii)
Anticipated Closing Date	Section 6.22(a)
Bankruptcy and Equity Exception	Section 3.4(a)
Business Day	Section 1.2
Cash Determination Time	Section 6.22(a)
Certificate of Merger	Section 1.1
Certificates	Section 2.2(a)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Preamble
Common Stock Exchange Ratio	Section 2.1(c)
Confidentiality Agreement	Section 5.3
Contract	Section 3.11(f)
Delivery Date	Section 6.22(a)
DGCL	Preamble
Dispute Notice	Section 6.22(b)
Dissenting Shares	Section 2.4(a)
Effective Time	Section 1.1
Employee Benefit Plan	Section 3.14(i)(i)
Environmental Law	Section 3.13(d)
ERISA	Section 3.14(i)(ii)
ERISA Affiliate	Section 3.14(i)(iii)
Exchange Act	Section 3.4(c)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
FDA	Section 3.16(a)
Financial Statements	Section 3.5(a)
GAAP	Section 3.5(a)
Governmental Entity	Section 3.4(c)
Hazardous Substance	Section 3.13(e)
Indebtedness	Section 6.22(f)(iii)
Indemnified Persons	Section 6.10(a)
Intellectual Property	Section 3.10(l)(i)
Intellectual Property Registrations	Section 3.10(l)(ii)
Intervening Event	Section 6.1(f)
Investor Agreements	Section 6.21
IRS	Section 3.14(b)
Law	Section 3.10(l)(iii)
Liens	Section 3.4(b)
Merger	Preamble
Merger Partner	Preamble
Merger Partner Allocation Percentage	Section 2.1(c)(ii)

A-iv

Terms	Cross Reference in Agreement
Merger Partner Authorizations	Section 3.16(b)
Merger Partner Balance Sheet	Section 3.5(a)
Merger Partner Board	Preamble
Merger Partner Board Recommendation Change	Section 6.1(b)(i)
Merger Partner Capital Stock	Section 2.1(b)(i)
Merger Partner Common Stock	Section 2.1(b)(ii)
Merger Partner Disclosure Schedule	Article III
Merger Partner Employee Plans	Section 3.14(a)
Merger Partner Expenses	Section 8.3(h)
Merger Partner Insurance Policies	Section 3.18
Merger Partner Intellectual Property	Section 3.10(l)(iv)
Merger Partner Leases	Section 3.9(b)
Merger Partner Licensed Intellectual Property	Section 3.10(l)(v)
Merger Partner Material Adverse Effect	Section 3.1
Merger Partner Merger Shares	Section 2.1(c)(iii)
Merger Partner Outstanding Shares	Section 2.1(c)(iv)
Merger Partner Owned Intellectual Property	Section 3.10(l)(vi)
Merger Partner Preferred Stock	Section 2.1(b)(iii)
Merger Partner Registrations	Section 3.10(l)(vii)
Merger Partner Stock Options	Section 2.3(a)
Merger Partner Stock Plans	Section 2.3(a)
Merger Partner Stockholder Approval	Section 3.4(a)
Merger Partner Support Agreement	Preamble
Merger Partner Termination Fee	Section 8.3(b)
Merger Partner Valuation	Section 2.1(c)(v)
Merger Partner Voting Proposal	Section 3.4(a)
Merger Partner Warrants	Section 3.2(d)
Merger Sub	Preamble
Mintz	Section 6.2(d)
Most Recent Balance Sheet Date	Section 3.5(a)
Nasdaq	Section 2.2(c)
Nasdaq Listing Application	Section 4.4(c)
Net Cash	Section 6.22(f)(i)
Net Cash Calculation	Section 6.22(a)
Net Cash Schedule	Section 6.22(a)
Other Public Company Voting Proposals	Section 3.5
Ordinary Course of Business	Section 3.3(d)
Outside Date	Section 8.1(b)
Outstanding Lease Obligations	Section 6.22(f)(iv)
Patent Rights	Section 3.10(l)(viii)
Permits	Section 3.16(a)
Post-Closing Financing	Section 6.20
Post-Closing Public Company Shares	Section 2.1(c)(vi)
Preferred Stock Exchange Ratio	Section 2.1(d)
Proxy Statement/Prospectus	Section 3.5(c)
Public Company	Preamble
Public Company Allocation Percentage	Section 2.1(c)(vii)
Public Company Authorizations	Section 4.16(a)
Public Company Balance Sheet	Section 4.5(b)
Public Company Board	Preamble

A-v

Terms	Cross Reference in Agreement
Public Company Board Recommendation Change	Section 6.1(b)(i)
Public Company Common Stock	Section 2.1(c)
Public Company Disclosure Schedule	Article IV
Public Company Employee Plans	Section 4.14(a)
Public Company Expenses	Section 8.3(g)
Public Company ESPP	Section 4.2(b)
Public Company Financial Advisor	Section 4.19
Public Company Insurance Policies	Section 4.18
Public Company Intellectual Property	Section 4.10(l)(i)
Public Company Leases	Section 4.9(b)
Public Company Licensed Intellectual Property	Section 4.10(l)(ii)
Public Company Material Adverse Effect	Section 4.1
Public Company Meeting	Section 3.5(c)
Public Company Outstanding Shares	Section 2.1(c)(viii)
Public Company Owned Intellectual Property	Section 4.10(l)(iii)
Public Company Preferred Stock	Section 4.2(a)
Public Company Registrations	Section 4.10(l)(iv)
Public Company SEC Reports	Section 4.5(a)
Public Company Stock Options	Section 4.2(b)
Public Company Stock Plans	Section 4.2(b)
Public Company Stockholder Approval	Section 3.5(c)
Public Company Support Agreement	Preamble
Public Company Termination Fee	Section 8.3(c)
Public Company Transaction Expenses	Section 6.22(f)(ii)
Public Company Valuation	Section 2.1(c)(ix)
Public Company Voting Proposal	Section 3.5(c)
Public Company Warrants	Section 4.2(c)
Qualified Person	Section 6.1(f)
Recommendation Change Notice	Section 6.1(b)
Registration Statement	Section 3.5(c)
Regulating Authority	Section 3.16(a)
Regulation M-A Filing	Section 3.5(c)
Representatives	Section 6.1(a)
Response Date	Section 6.22(b)
Reverse Stock Split	Section 6.20
Rule 145 Affiliates	Section 6.9
SEC	Section 3.4(c)
Securities Act	Section 3.2(e)
Specified Time	Section 6.1(f)
Subsidiary	Section 3.3(a)
Superior Proposal	Section 6.1(f)
Surviving Corporation	Section 1.3
Tax Returns	Section 3.8(a)
Taxes	Section 3.8(a)
Trademarks	Section 3.10(l)(ix)
Vienna Lease	Section 6.22(f)(i)
Wilmer	Section 6.2(d)
Worker	Section 3.10(l)(x)
Written Consents	Section 3.4(d)

A-vi

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 26, 2018, is entered into by and among Arsanis, Inc., a Delaware corporation (“Public Company”); Artemis AC Corp., a Delaware corporation and a wholly owned subsidiary of Public Company (the “Merger Sub”); and X4 Pharmaceuticals, Inc., a Delaware corporation (“Merger Partner”).

WHEREAS, the Board of Directors of Public Company (the “Public Company Board”) and the Board of Directors of Merger Partner (the “Merger Partner Board”) have each (i) determined that the Merger is fair to, and in the best interests of, their respective corporations and stockholders, (ii) approved this Agreement, the Merger and the actions contemplated by this Agreement and (iii) determined to recommend that the stockholders of their respective corporations vote, in the case of Merger Partner, to adopt this Agreement and thereby approve the Merger and such other actions as are contemplated by this Agreement and, in the case of Public Company, to approve the issuance of shares of Public Company Common Stock pursuant to this Agreement and to approve such other actions as set forth in this Agreement;

WHEREAS, the combination of Public Company and Merger Partner shall be effected through a merger (the “Merger”) of Merger Sub into Merger Partner in accordance with the terms of this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), as a result of which Merger Partner will become a wholly owned subsidiary of Public Company;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Public Company’s willingness to enter into this Agreement, the stockholders of Merger Partner listed on Section A of the Merger Partner Disclosure Schedule have entered into a support agreement, dated as of the date of this Agreement, in the form attached hereto as Exhibit A-1 (the “Merger Partner Support Agreement”), pursuant to which such stockholders have, among other things, agreed (i) to vote all of their shares of capital stock in favor of the adoption of this Agreement and against any competing proposals and (ii) not to sell, transfer, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of capital stock of Merger Partner, or any securities convertible into or exercisable or exchangeable for such shares of capital stock, that such stockholders own or, for 180 days after the Effective Time, any shares of Public Company Common Stock received in exchange therefor pursuant to the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Merger Partner’s willingness to enter into this Agreement, the stockholders of Public Company listed on Section A of the Public Company Disclosure Schedule have entered into a support agreement, dated as of the date of this Agreement, in the form attached hereto as Exhibit A-2 (the “Public Company Support Agreement”), pursuant to which such stockholders have, among other things, agreed (i) to vote all of their shares of capital stock in favor of the issuance of shares of Public Company Common Stock pursuant to this Agreement and against any competing proposals and (ii) not to sell, transfer, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of capital stock of Public Company for 180 days after the Effective Time; and

WHEREAS, for United States federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, Public Company, Merger Sub and Merger Partner agree as follows:

ARTICLE I

THE MERGER

1.1 Effective Time of the Merger. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date the parties hereto will cause the Merger to be consummated by executing and filing a certificate of merger (the “Certificate of Merger”) in accordance with the relevant provisions of the DGCL. The Merger shall become effective upon the due filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such subsequent time or date as Public Company and Merger Partner shall agree and specify in the Certificate of Merger (the “Effective Time”).

1.2 Closing. Subject to the satisfaction or waiver (to the extent permitted by law) of the conditions set forth in Article VII, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Eastern time, on a date to be specified by Public Company and Merger Partner (the “Closing Date”), which shall be no later than the second Business Day after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of such conditions), at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109, unless another date, place or time is agreed to in writing by Public Company and Merger Partner. For the purposes of this Agreement, the term “Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banking institutions in New York, New York are authorized or permitted by law to be closed.

1.3 Effects of the Merger.

(a) At the Effective Time, (i) the separate existence of Merger Sub shall cease and Merger Sub shall be merged with and into Merger Partner (Merger Partner as the surviving corporation following the Merger is sometimes referred to herein as the “Surviving Corporation”) and (ii) the certificate of incorporation of Merger Partner as in effect as of immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth in Exhibit B-1, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation. In addition, the bylaws of Merger Partner, as in effect immediately prior to the Effective Time, shall be amended and restated to read as set forth in Exhibit B-2, and, as so amended, shall be the bylaws of the Surviving Corporation. The Merger shall have the effects set forth in Section 259 of the DGCL.

(b) At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Surviving Corporation, Merger Sub or Merger Partner, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Surviving Corporation, Merger Sub or Merger Partner, any other actions and things necessary to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

1.4 Directors and Officers of the Surviving Corporation.

(a) The persons identified on Section 1.4(a) of the Public Company Disclosure Schedule shall be the initial directors of the Surviving Corporation as of the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) The persons identified on Section 1.4(b) of the Public Company Disclosure Schedule shall be the initial officers of the Surviving Corporation as of the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.5 Name of Public Company. In connection with the Closing, Public Company shall file a certificate of amendment to its certificate of incorporation immediately following the Effective Time to change the name of Public Company to X4 Pharmaceuticals, Inc.

ARTICLE II

CONVERSION OF SECURITIES

2.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of capital stock of Merger Partner or the holder of any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each share of the common stock, $0.001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Public Company Owned Stock. All shares of Merger Partner Capital Stock that are held in treasury or by any Subsidiary of Merger Partner and any shares of Merger Partner Capital Stock owned by Public Company, Merger Sub or any other Subsidiary of Public Company immediately prior to the Effective Time shall be cancelled and shall cease to exist and no stock of Public Company or other consideration shall be delivered in exchange therefor. For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Merger Partner Capital Stock” means Merger Partner Common Stock and Merger Partner Preferred Stock, collectively.

(ii) “Merger Partner Common Stock” means the common stock, $0.001 par value per share, of Merger Partner.

(iii) “Merger Partner Preferred Stock” means the preferred stock, $0.001 par value per share, of Merger Partner, consisting of the Series Seed Preferred Stock, the Series A Preferred Stock and the Series B Preferred Stock.

(c) Exchange Ratio for Merger Partner Common Stock. Subject to Section 2.2, each share of Merger Partner Common Stock (other than shares to be cancelled in accordance with Section 2.1(b) and any Dissenting Shares) shall be automatically converted into the right to receive the number of shares (the “Common Stock Exchange Ratio”) of common stock, $0.001 par value per share, of Public Company (“Public Company Common Stock”) equal to the Common Stock Exchange Ratio. As of the Effective Time, all such shares of Merger Partner Common Stock shall cease to be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any such shares of Merger Partner Common Stock shall cease to have any rights with respect thereto, except the right to receive the shares of Public Company Common Stock pursuant to this Section 2.1(c) and any cash in lieu of fractional shares of Public Company Common Stock to be issued or paid in consideration therefor and any amounts payable pursuant to Section 2.2(d) upon the surrender of such certificate in accordance with Section 2.2, without interest. For purposes of this Agreement, “Common Stock Exchange Ratio” means, subject to Section 2.1(e), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Merger Partner Merger Shares by (b) the Merger Partner Outstanding Shares, in which:

(i) “Aggregate Valuation” means the sum of (a) the Merger Partner Valuation, plus (b) the Public Company Valuation.

(ii) “Merger Partner Allocation Percentage” the quotient (rounded to two decimal places) determined by dividing (i) the Merger Partner Valuation by (ii) the Aggregate Valuation.

(iii) “Merger Partner Merger Shares” means the product determined by multiplying (i) the Post-Closing Public Company Shares by (ii) the Merger Partner Allocation Percentage.

(iv) “Merger Partner Outstanding Shares” means, subject to Section 2.1(e), the total number of shares of Merger Partner Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Merger Partner Common Stock basis and assuming, without limitation or duplication, (i) the exercise of all Merger Partner Options and Merger Partner Warrants outstanding as of immediately prior to the Effective Time and (ii) the issuance of shares of Public Company Common Stock in respect of all other options, warrants or rights to receive such shares that will be outstanding immediately after the Effective Time.

(v) “Merger Partner Valuation” means $115.0 million.

(vi) “Post-Closing Public Company Shares” mean the quotient determined by dividing (i) the Public Company Outstanding Shares by (ii) the Public Company Allocation Percentage.

(vii) “Public Company Allocation Percentage” the quotient (rounded to two decimal places) determined by dividing (i) the Public Company Valuation by (ii) the Aggregate Valuation.

(viii) “Public Company Outstanding Shares” means, subject to Section 2.1(e), the total number of shares of Public Company Common Stock outstanding immediately prior to the Effective Time, expressed on an as-converted to Public Company Common Stock basis, and assuming the exercise of all options listed on Section 2.1(c)(viii) of the Public Company Disclosure Schedule.

(ix) “Public Company Valuation” means $50.0 million; provided, however, that such amount shall be (i) increased by the amount by which Net Cash as of the Cash Determination Time is greater than $20.0 million and (ii) decreased by the amount by which Net Cash as of the Cash Determination Time is less than $20.0 million.

(x) For the avoidance of doubt and for illustrative purposes only, a sample “Common Stock Exchange Ratio” calculation is attached hereto as Annex A.

(d) Exchange Ratio for Merger Partner Preferred Stock. Subject to Section 2.2, each share of Merger Partner Preferred Stock (other than shares to be cancelled in accordance with Section 2.1(b) and Dissenting Shares) shall be automatically converted into the right to receive such number of shares of Public Company Common Stock (the “Preferred Stock Exchange Ratio”) as is equal to the result obtained by multiplying the Common Stock Exchange Ratio by the number of shares of Merger Partner Common Stock into which each share of Merger Partner Preferred Stock is convertible immediately prior to the Effective Time. As of the Effective Time, all such shares of Merger Partner Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any such shares of Merger Partner Preferred Stock shall cease to have any rights with respect thereto, except the right to receive the shares of Public Company Common Stock pursuant to this Section 2.1(d) and any cash in lieu of fractional shares of Public Company Common Stock to be issued or paid in consideration therefor upon the surrender of such certificate in accordance with Section 2.2, without interest.

(e) Adjustments to Exchange Ratio. The Common Stock Exchange Ratio and the Preferred Stock Exchange Ratio shall be adjusted, as applicable and appropriate, to reflect fully the effect of any reclassification, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Public Company Common Stock or Merger Partner Common Stock), reorganization, recapitalization or other like change with respect to Public Company Common Stock or Merger Partner Common Stock occurring (or for which a record date is established) after the date hereof and prior to the Effective Time. Nothing in this Section 2.1(e) shall be construed to permit Public Company or Merger Partner to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(f) Unvested Stock. At the Effective Time, any shares of Public Company Common Stock issued in accordance with Section 2.1(c) with respect to any unvested shares of Merger Partner Common Stock awarded to employees, directors or consultants pursuant to any of Merger Partner’s plans or arrangements and outstanding immediately prior to the Effective Time shall remain subject to the same terms, restrictions and vesting schedule as in effect immediately prior to the Effective Time, except to the extent by their terms such unvested shares of Merger Partner Common Stock vest at the Effective Time. Merger Partner shall not take or permit any action which would accelerate vesting of any unvested shares, except to the extent required by their terms as in effect on the date hereof. Copies of the relevant agreements governing such shares and the vesting thereof have been made available to Public Company. All outstanding rights that Merger Partner may hold immediately prior to the Effective Time to repurchase unvested shares of Merger Partner Common Stock shall be assigned to Public Company in the Merger and shall thereafter be exercisable by Public Company upon the same terms and conditions in effect immediately prior to the Effective Time, except that the shares purchasable pursuant to such rights and the purchase price payable per share shall be appropriately adjusted to reflect the Common Stock Exchange Ratio. Merger Partner shall, prior to the Closing, take all steps necessary to cause the foregoing provisions of this Section 2.1(f) to occur.

2.2 Exchange of Certificates. The procedures for exchanging outstanding shares of Merger Partner Capital Stock for Public Company Stock pursuant to the Merger are as follows:

(a) Exchange Agent. At or immediately prior to the Effective Time, Public Company shall deposit with Computershare Trust Company, N.A. or another bank or trust company designated by Public Company and reasonably acceptable to Merger Partner (the “Exchange Agent”), for the benefit of the holders of shares of Merger Partner Capital Stock, for exchange in accordance with this Section 2.2, through the Exchange Agent, (i) certificates representing the shares of Public Company Common Stock (such shares of Public Company Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time, being hereinafter referred to as the “Exchange Fund”) issuable pursuant to Section 2.1 in exchange for outstanding shares of Merger Partner Capital Stock, (ii) cash in an amount sufficient to make payments for fractional shares required pursuant to Section 2.2(c) and (iii) any dividends or distributions to which holders of certificates that, as of immediately prior to the Effective Time, represented outstanding shares of Merger Partner Capital Stock (the “Certificates”), whose shares were converted pursuant to Section 2.1 into the right to receive shares of Public Company Common Stock, may be entitled pursuant to Section 2.2(d).

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Public Company Common Stock (plus cash in lieu of fractional shares, if any, of Public Company Common Stock and any dividends or distributions as provided below). Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Public Company, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent and Public Company, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate or book entry account representing that number of whole shares of Public Company Common Stock which such holder has the right to receive pursuant to the provisions of this Article II plus cash in lieu of fractional shares pursuant to Section 2.2(c) and any dividends or distributions then payable pursuant to Section 2.2(d), and the Certificate so surrendered shall immediately be cancelled. In the event of a transfer of ownership of Merger Partner Capital Stock which is not registered in the transfer records of Merger Partner, a certificate representing the proper number of whole shares of Public Company Common Stock plus cash in lieu of fractional shares pursuant to Section 2.2(c) and any dividends or distributions pursuant to Section 2.2(d) may be issued or paid to a person other than the person in whose name the Certificate so surrendered is registered, only if such Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive shares of Public Company Common Stock pursuant to the provisions of this Article II plus cash in lieu of fractional shares pursuant to Section 2.2(c) and any dividends or distributions then payable pursuant to Section 2.2(d) as contemplated by this Section 2.2.

(c) No Fractional Shares. No certificate or scrip representing fractional shares of Public Company Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Public Company. Notwithstanding any other provision of this Agreement, each holder of shares of Merger Partner Capital Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Public Company Common Stock (after taking into account all Certificates delivered by such holder and the aggregate number of shares of Merger Partner Capital Stock represented thereby) shall receive, in lieu thereof, cash (without interest and subject to applicable Tax withholding) in an amount equal to such fractional part of a share of Public Company Common Stock multiplied by the average of the last reported sales prices of Public Company Common Stock at the 4:00 p.m., Eastern time, end of regular trading hours on The Nasdaq Stock Market, Inc. (“Nasdaq”) during the ten consecutive trading days ending on the last trading day prior to the Effective Time.

(d) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to Public Company Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate until the holder of record of such Certificate shall surrender such Certificate in accordance with this Section 2.2. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be issued and paid to the record holder of the Certificate, at the time of such surrender the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of Public Company Common Stock, without interest, and at the appropriate payment date, the amount of dividends or other distributions having a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender that are payable with respect to such whole shares of Public Company Common Stock.

(e) No Further Ownership Rights in Merger Partner Capital Stock. All shares of Public Company Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms hereof (including any cash or dividends or other distributions paid pursuant to Section 2.2(c) or 2.2(d)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such shares of Merger Partner Capital Stock, and from and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Merger Partner Capital Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II, subject to applicable law in the case of Dissenting Shares.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Merger Partner Capital Stock for one year after the Effective Time shall be delivered to Public Company, upon demand, and any holder of Merger Partner Capital Stock immediately prior to the Effective Time who has not previously complied with this Section 2.2 shall thereafter look only to Public Company, as a general unsecured creditor, for payment of its claim for Public Company Common Stock, any cash in lieu of fractional shares of Public Company Common Stock and any dividends or distributions with respect to Public Company Common Stock.

(g) No Liability. To the extent permitted by applicable law, none of Public Company, Merger Sub, Merger Partner, the Surviving Corporation or the Exchange Agent shall be liable to any holder of shares of Merger Partner Capital Stock or Public Company Common Stock, as the case may be, for such shares or any cash amounts required to be delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered immediately prior to such date on which any shares of Public Company Common Stock, and any cash payable to the holder of such Certificate or any dividends or distributions payable to the holder of such Certificate pursuant to this Article II would otherwise escheat to or become the property of any Governmental Entity, such Certificate and any such shares of Public Company Common Stock or cash, dividends or distributions in respect of such Certificate shall, to the maximum extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(h) Withholding Rights. Each of the Exchange Agent, Public Company and the Surviving Corporation shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement to any holder of shares of Merger Partner Capital Stock and any other recipient of payments hereunder such amounts as it reasonably determines that it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable provision of law. To the extent that amounts are so withheld by the Surviving Corporation or Public Company, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Merger Partner Capital Stock or other recipient of payments hereunder in respect of which such deduction and withholding was made by the Surviving Corporation or Public Company, as the case may be.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the shares of Public Company Common Stock and any cash in lieu of fractional shares, and unpaid dividends and distributions on shares of Public Company Common Stock deliverable in respect thereof pursuant to this Agreement.

2.3 Merger Partner Stock Plans and Merger Partner Warrants.

(a) At the Effective Time, each outstanding option to purchase Merger Partner Common Stock (each, a “Merger Partner Stock Option” and collectively, the “Merger Partner Stock Options”), whether vested or unvested, and all stock option plans or other stock or equity-related plans of Merger Partner (the “Merger Partner Stock Plans”) themselves, insofar as they relate to outstanding Merger Partner Stock Options, shall be assumed by Public Company and shall become an option to acquire, on the same terms and conditions as were applicable under such Merger Partner Stock Option immediately prior to the Effective Time, such number of shares of Public Company Common Stock as is equal to the number of shares of Merger Partner Common Stock subject to the unexercised portion of such Merger Partner Stock Option immediately prior to the Effective Time multiplied by the Common Stock Exchange Ratio (rounded down to the nearest whole share number), at an exercise price per share equal to the exercise price per share of such Merger Partner Stock Option immediately prior to the Effective Time divided by the Common Stock Exchange Ratio (rounded up to the nearest whole cent); provided that the assumption of each Merger Partner Stock Option pursuant to this Section 2.3(a) shall comply with all requirements of Sections 424 and 409A of the Code and the U.S. Department of Treasury regulations issued thereunder, as applicable. Such Merger Partner Stock Options shall continue in effect on the same terms and conditions to which they are currently subject (subject to the adjustments required by this Section 2.3 after giving effect to the Merger). Merger Partner shall, prior to the Effective Time, take all actions necessary or desirable (as reasonably determined by the Merger Partner) in connection with the treatment of Merger Partner Stock Options contemplated by this Section 2.3(a), including obtaining the consent from each holder of any Merger Partner Stock Options (if such consent is required under the terms of the applicable agreement, instrument or plan).

(b) As soon as practicable after the Effective Time, Public Company shall deliver to the participants in Merger Partner Stock Plans appropriate notice setting forth such participants’ rights pursuant to Merger Partner Stock Options, as provided in this Section 2.3.

(c) Public Company shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Public Company Common Stock for delivery upon exercise of Merger Partner Stock Options assumed in accordance with this Section 2.3. As promptly as practicable after the Effective Time but in no event later than five (5) Business Days following the Effective Time, Public Company shall file a registration statement on Form S-8 (or any successor form) or another appropriate form with respect to the shares of Public Company Common Stock subject to such options and shall use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

(d) Merger Partner shall terminate any employee stock purchase plans in accordance with their terms as of or prior to the Effective Time.

(e) At the Effective Time, by virtue of the Merger, each Merger Partner Warrant outstanding immediately prior to the Effective Time shall be automatically assumed by Public Company and shall become a warrant to acquire, on the same terms and conditions as were applicable under such Merger Partner Warrant, such number of shares of Public Company Common Stock as is equal to the number of shares of Merger Partner Common Stock subject to the unexercised portion of such Merger Partner Warrant immediately prior to the Effective Time multiplied by the Common Stock Exchange Ratio or the Preferred Stock Exchange Ratio, as the case may be (in each case, rounded down to the nearest whole share number, or as otherwise provided in the applicable Merger Partner Warrant), at an exercise price per share equal to the exercise price per share of such Merger Partner Warrant immediately prior to the Effective Time divided by the Common Stock Exchange Ratio or the Preferred Stock Exchange Ratio, as the case may be (in each case, rounded up to the nearest whole cent, or as otherwise provided in the applicable Merger Partner Warrant) (each, as so adjusted, an “Adjusted Warrant”). Merger Partner shall, prior to the Effective Time, take all actions necessary or desirable in connection with the treatment of Merger Partner Stock Warrants contemplated by this Section 2.3(e). Public Company shall take all corporate actions necessary to reserve for issuance of shares of Public Company Common Stock that will be subject to the Adjusted Warrants.

2.4 Dissenting Shares.

(a) For purposes of this Agreement, “Dissenting Shares” shall mean shares of Merger Partner Capital Stock issued and outstanding immediately prior to the Effective Time that are held as of the Effective Time by a holder who has not voted in favor of the Merger or consented thereto in writing and who has made a proper demand for appraisal of such shares in accordance with Section 262 of the DGCL (until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such shares, at which time such shares shall cease to be Dissenting Shares). Dissenting Shares will only entitle the holder thereof to such rights as are granted by the DGCL to a holder thereof and shall not be converted into or represent the right to receive Public Company Common Stock unless the stockholder holding such Dissenting Shares shall have forfeited his, her or its right to appraisal under the DGCL or properly withdrawn his, her or its demand for appraisal. If such stockholder has so forfeited or withdrawn his, her or its right to appraisal of Dissenting Shares, then (i) as of the occurrence of such event, such holder’s Dissenting Shares shall cease to be Dissenting Shares and shall be deemed to have been converted, as of the Effective Time, into and represent the right to receive Public Company Common Stock issuable in respect of such Merger Partner Capital Stock pursuant to Section 2.1(c) or Section 2.1(d), as the case may be, without interest, and (ii) promptly following the occurrence of such event, Public Company shall deliver to the Exchange Agent a certificate representing Public Company Common Stock to which such stockholder is entitled pursuant to Section 2.1(c) or Section 2.1(d) as well as any cash or other distributions to which such holder of Merger Partner Capital Stock may be entitled to under this Article II if not previously delivered to the Exchange Agent.

(b) Merger Partner shall give Public Company (i) prompt notice of any written demands for appraisal of any Merger Partner Capital Stock, withdrawals of such demands and any other instruments that relate to such demands received by Merger Partner and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Merger Partner shall not, except with the prior written consent of Public Company (which consent will not be unreasonably withheld, conditioned or delayed) or where required by applicable law, make any payment with respect to any demands for appraisal of Merger Partner Capital Stock or settle or offer to settle any such demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF MERGER PARTNER

Merger Partner represents and warrants to Public Company and Merger Sub that the statements contained in this Article III are true and correct, except as expressly set forth herein or in the disclosure schedule delivered or made available by Merger Partner to Public Company and Merger Sub on the date of this Agreement (the “Merger Partner Disclosure Schedule”). For purposes hereof, the phrase “to the knowledge of Merger Partner” and similar expressions mean the actual knowledge of the persons identified on Section K of the Merger Partner Disclosure Schedule for this purpose, and such knowledge as such persons would reasonably be expected to have obtained in the course of their performance of their positions at Merger Partner (after due inquiry).

3.1 Organization, Standing and Power. Merger Partner is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction listed on Section 3.1 of the Merger Partner Disclosure Schedule, which jurisdictions constitute the only jurisdictions in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so qualified or in good standing, individually or in the aggregate, that have not had, and are not reasonably likely to have, a Merger Partner Material Adverse Effect. For purposes of this Agreement, the term “Merger Partner Material Adverse Effect” means any material adverse change, effect, event, circumstance or development that is materially adverse to or has a material adverse effect on the business, assets, liabilities, capitalization, financial condition, or results of operations of Merger Partner and its Subsidiaries, taken as a whole; provided, however, that none of the following, to the extent arising after the date of this Agreement, either alone or in combination, shall be deemed to be a Merger Partner Material Adverse Effect and none of the following shall be taken into account in determining whether there has been or will be a Merger Partner Material Adverse Effect: any change or event caused by or resulting from (A) the transactions contemplated by this Agreement, including the Merger, or the announcement or pendency thereof, (B) changes in prevailing economic or market conditions in the United States or any other jurisdiction in which such entity has substantial business operations (except to the extent those changes have a disproportionate effect on Merger Partner and its Subsidiaries relative to the other participants in the industry or industries in which Merger Partner and its Subsidiaries operate), (C) changes or events affecting the industry or industries in which Merger Partner and its Subsidiaries operate generally or compete (except to the extent those changes or events have a disproportionate effect on Merger Partner and its Subsidiaries relative to the other participants in the industry or industries in which Merger Partner and its Subsidiaries operate), (D) changes in generally accepted accounting principles or requirements (except to the extent those changes have a disproportionate effect on Merger Partner and its Subsidiaries relative to the other participants in the industry or industries in which Merger Partner and its Subsidiaries operate), (E) changes in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Entity (except to the extent those changes have a disproportionate effect on Merger Partner and its Subsidiaries relative to the other participants in the industry or industries in which Merger Partner and its Subsidiaries operate), (F) any natural disaster or any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located or any governmental response to any of the foregoing (except to the extent those changes or events have a disproportionate effect on Merger Partner and its Subsidiaries relative to the other participants in the industry or industries in which Merger Partner and its Subsidiaries operate), or (G) any failure by Merger Partner to meet any internal guidance, budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in the case of Clause G, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition). For the avoidance of doubt, the parties agree that the terms “material,” “materially” and “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meanings ascribed to Merger Partner Material Adverse Effect or Public Company Material Adverse Effect, in each case as defined in this Agreement. Merger Partner has made available to Public Company complete and accurate copies of its certificate of incorporation and bylaws and is not in material default under or in material violation of any provision of either such document.

3.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Merger Partner consists of 116,500,000 shares of Merger Partner Common Stock and 49,413,523 shares of Merger Partner Preferred Stock, of which 2,313,523 shares are designated as Series Seed Preferred Stock, 22,000,000 shares are designated as Series A Preferred Stock and 25,100,000 shares are designated as Series B Preferred Stock. The rights and privileges of each class of Merger Partner’s capital stock are as set forth in Merger Partner’s certificate of incorporation, as amended. As of the date of this Agreement, (i) 4,830,406 shares of Merger Partner Common Stock were issued and outstanding, (ii) no shares of Merger Partner Common Stock were held in the treasury of Merger Partner or by Subsidiaries of Merger Partner and (iii) 40,079,567 shares of Merger Partner Preferred Stock were issued and outstanding, of which 1,516,136 shares of Series Seed Preferred Stock were issued and outstanding, 19,946,862 shares of Series A Preferred Stock were issued and outstanding, and 18,616,569 shares of Series B Preferred Stock were issued or outstanding.

(b) Section 3.2(b) of the Merger Partner Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of the holders of Merger Partner Capital Stock, showing the number of shares of capital stock, and the class or series of such shares, held by each stockholder and (for shares other than Merger Partner Common Stock) the number of shares of Merger Partner Common Stock (if any) into which such shares are convertible. Section 3.2(b) of the Merger Partner Disclosure Schedule also sets forth a complete and accurate list of all issued and outstanding shares of Merger Partner Common Stock that constitute restricted stock or that are otherwise subject to a repurchase or redemption right or right of first refusal in favor of Merger Partner, indicating the name of the applicable stockholder, the vesting schedule for any such shares, including the extent to which any such repurchase or redemption right or right of first refusal has lapsed as of the date of this Agreement, whether (and to what extent) the vesting will be accelerated in any way by the transactions contemplated by this Agreement or by termination of employment or change in position following consummation of the Merger, and whether such holder has the sole power to vote and dispose of such shares.

(c) Section 3.2(c) of the Merger Partner Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of: (i) all Merger Partner Stock Plans, indicating for each Merger Partner Stock Plan, as of the date of this Agreement, the number of shares of Merger Partner Common Stock issued to date under such Plan, the number of shares of Merger Partner Common Stock subject to outstanding options under such Plan and the number of shares of Merger Partner Common Stock reserved for future issuance under such Plan; and (ii) all outstanding Merger Partner Stock Options, indicating with respect to each such Merger Partner Stock Option the name of the holder thereof, the Merger Partner Stock Plan under which it was granted, the number of shares of Merger Partner Common Stock subject to such Merger Partner Stock Option, the exercise price, the date of grant and the vesting schedule, including whether (and to what extent) the vesting will be accelerated in any way by the transactions contemplated by this Agreement or by termination of employment or change in position following consummation of the Merger, and whether such Merger Partner Stock Option is intended to be an incentive stock option. Merger Partner has made available to Public Company complete and accurate copies of all Merger Partner Stock Plans and the forms of all stock option agreements evidencing Merger Partner Stock Options.

(d) Section 3.2(d) of the Merger Partner Disclosure Schedule sets forth the number of shares of Merger Partner Common Stock and Merger Partner Preferred Stock reserved for future issuance pursuant to warrants or other outstanding rights (other than Merger Partner Stock Options) to purchase shares of Merger Partner

Common Stock and Merger Partner Preferred Stock outstanding as of the date of this Agreement (such outstanding warrants or other rights, the “Merger Partner Warrants”) and the agreement or other document under which such Merger Partner Warrants were granted and sets forth a complete and accurate list of all holders of Merger Partner Warrants indicating the number and type of shares of Merger Partner Capital Stock subject to each Merger Partner Warrant, and the exercise price, the date of grant and the expiration date thereof. Merger Partner has made available to Public Company complete and accurate copies of the forms of agreements evidencing all Merger Partner Warrants.

(e) Except (i) as set forth in this Section 3.2 and (ii) as reserved for future grants under Merger Partner Stock Plans, (A) there are no equity securities of any class of Merger Partner, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (B) there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which Merger Partner is a party or by which Merger Partner or any of its Subsidiaries is bound obligating Merger Partner or any of its Subsidiaries to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity interests of Merger Partner or any security or rights convertible into or exchangeable or exercisable for any such shares or other equity interests, or obligating Merger Partner or any of its Subsidiaries to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment or agreement. Merger Partner does not have any outstanding stock appreciation rights, phantom stock, performance based rights or similar rights or obligations. Other than the Merger Partner Support Agreement, except as set forth in Section 3.2(e) of the Merger Partner Disclosure Schedule, neither Merger Partner nor any of its Affiliates is a party to or is bound by any, and to the knowledge of Merger Partner, there are no, agreements or understandings with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares of capital stock or other equity interests of Merger Partner. For purposes of this Agreement, the term “Affiliate” when used with respect to any party shall mean any person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Except as contemplated by this Agreement or described in this Section 3.2(e), there are no registration rights to which Merger Partner or any of its Subsidiaries is a party or by which it or they are bound with respect to any equity security of any class of Merger Partner.

(f) All outstanding shares of Merger Partner Capital Stock are, and all shares of Merger Partner Common Stock subject to issuance as specified in Sections 3.2(c), 3.2(d), and 3.2(e) upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or otherwise issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Merger Partner’s certificate of incorporation or bylaws, each as amended, or any agreement to which Merger Partner is a party or is otherwise bound. There are no obligations, contingent or otherwise, of Merger Partner or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Merger Partner Capital Stock. All outstanding shares of Merger Partner Capital Stock have been offered, issued and sold by Merger Partner in compliance with all applicable federal and state securities laws.

(g) No consent of the holders of Merger Partner Stock Options or Merger Partner Warrants is required in connection with the actions contemplated by Section 2.3.

3.3 Subsidiaries.

(a) Section 3.3(a) of the Merger Partner Disclosure Schedule sets forth, for each Subsidiary of Merger Partner: (i) its name; (ii) the number and type of outstanding equity securities and a list of the holders thereof; and (iii) the jurisdiction of organization. For purposes of this Agreement, the term “Subsidiary” means, with respect to any party, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such party (or another Subsidiary of such party) owns or controls, directly or indirectly, securities or other ownership interests representing (A) more that 50% of the voting power of all outstanding stock or ownership interests of such entity or (B) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

(b) Each Subsidiary of Merger Partner is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation (to the extent such concepts are applicable in such jurisdiction), has all requisite corporate (or similar, in the case of a non-corporate entity) power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted, and is duly qualified to do business and is in good standing as a foreign corporation (to the extent such concepts are applicable) in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, that have not had, and are not reasonably likely to have, a Merger Partner Material Adverse Effect. All of the outstanding shares of capital stock and other equity securities or interests of each Subsidiary of Merger Partner are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and all such shares (other than directors’ qualifying shares in the case of non-U.S. Subsidiaries, all of which Merger Partner has the power to cause to be transferred for no or nominal consideration to Merger Partner or Merger Partner’s designee) are owned, of record and beneficially, by Merger Partner or another of its Subsidiaries free and clear of all Liens, claims, agreements or limitations in Merger Partner’s voting rights. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which Merger Partner or any of its Subsidiaries is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Subsidiary of Merger Partner. There are no outstanding stock appreciation, phantom stock or similar rights with respect to any Subsidiary of Merger Partner. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary of Merger Partner.

(c) Merger Partner has made available to Public Company complete and accurate copies of the charter, bylaws or other organizational documents, each as amended, of each Subsidiary of Merger Partner.

(d) Merger Partner does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity which is not a Subsidiary of Merger Partner. There are no obligations, contingent or otherwise, of Merger Partner or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of any Subsidiary of Merger Partner or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary of Merger Partner or any other entity, other than guarantees of bank obligations of Subsidiaries of Merger Partner entered into in the ordinary course of business consistent in all, with respect to Merger Partner only, material respects with past practice (as applicable to a party, the “Ordinary Course of Business”).

3.4 Authority; No Conflict; Required Filings and Consents.

(a) Merger Partner has all requisite corporate power and authority to enter into this Agreement and, subject only to the adoption of this Agreement (the “Merger Partner Voting Proposal”) by Merger Partner’s stockholders under the DGCL and Merger Partner’s certificate of incorporation, as amended (the “Merger Partner Stockholder Approval”), to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Merger Partner Board has unanimously (as among all directors in attendance) (i) determined that the Merger is fair to, and in the best interests of, Merger Partner and its stockholders, (ii) approved this Agreement, the Merger and the actions contemplated by this Agreement in accordance with the provisions of the DGCL, (iii) declared this Agreement advisable, and (iv) determined to recommend that the stockholders of Merger Partner vote to adopt this Agreement and thereby approve the Merger and such other actions as contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by Merger Partner have been duly authorized by all necessary corporate action on the part of Merger Partner, subject only to the required receipt of the Merger Partner

Stockholder Approval. This Agreement has been duly executed and delivered by Merger Partner and, assuming the due execution and delivery by Public Company, constitutes the valid and binding obligation of Merger Partner, enforceable against such party in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) The execution and delivery of this Agreement by Merger Partner does not, and the consummation by Merger Partner of the transactions contemplated by this Agreement shall not, (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation or bylaws of Merger Partner or of the charter, bylaws or other organizational document of any Subsidiary of Merger Partner, each as amended, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any mortgage, security interest, pledge, lien, charge or encumbrance of any nature (“Liens”) on Merger Partner’s or any of its Subsidiaries’ assets under any of the terms, conditions or provisions of any Contract required to be disclosed in Section 3.11(d) of the Merger Partner Disclosure Schedules, or (iii) subject to obtaining the Merger Partner Stockholder Approval and compliance with the requirements specified in clauses (i) through (iv) of Section 3.4(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to Merger Partner or any of its Subsidiaries or any of its or their properties or assets, except in the case of clauses (ii) and (iii) of this Section 3.4(b) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations or losses that, individually or in the aggregate, have not had, and are not reasonably likely to result in, the loss of a material benefit to, or in the creation of any material liability for, Merger Partner, or would not reasonably be expected to result in a Merger Partner Material Adverse Effect. Section 3.4(b) of the Merger Partner Disclosure Schedule lists all consents, waivers and approvals under any of Merger Partner’s or any of its Subsidiaries’ agreements, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated by this Agreement, which, if individually or in the aggregate were not obtained, would result in a loss of a material benefit to, or the creation of any material liability for, Merger Partner, Public Company or the Surviving Corporation as a result of the Merger.

(c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or Regulating Authority, agency or instrumentality (a “Governmental Entity”) is required by or with respect to Merger Partner or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Merger Partner or the consummation by Merger Partner of the transactions contemplated by this Agreement, except for (i) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate corresponding documents with the appropriate authorities of other states in which Merger Partner is qualified as a foreign corporation to transact business, (ii) the filing of the Proxy Statement/Prospectus (and any related registration statements) with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and filings or notifications related to compliance with the rules and regulations of Nasdaq, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the laws of any foreign country and (iv) such other consents, authorizations, orders, filings, approvals and registrations that, individually or in the aggregate, if not obtained or made, would not result in a loss of a material benefit to, or the creation of any material liability for, Merger Partner, Public Company or the Surviving Corporation as a result of the Merger.

(d) The affirmative vote in favor of the Merger Partner Voting Proposal by the holders of a majority of the votes represented by the outstanding shares of Merger Partner Capital Stock and the affirmative vote of at least a majority of the voting power of the outstanding shares of the Merger Partner Preferred Stock, which is to be delivered pursuant to written consents of stockholders in lieu of a meeting (collectively, the “Written Consents”), is the only vote of the holders of any class or series of Merger Partner’s capital stock or other securities necessary to adopt this Agreement and for consummation by Merger Partner of the other transactions contemplated by this Agreement required under the DGCL and the Merger Partner’s certificate of incorporation, as amended. There are no bonds, debentures, notes or other indebtedness of Merger Partner having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Merger Partner may vote.

3.5 Financial Statements; Information Provided.

(a) Merger Partner has made available to Public Company copies of the Financial Statements which are correct and complete in all material respects. The Financial Statements (i) comply as to form in all material respects with all applicable accounting requirements, (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes to such financial statements) and (iii) fairly present in all material respects the consolidated financial position of Merger Partner and its Subsidiaries as of the dates thereof and the consolidated assets, liabilities, business, financial condition, results of its operations and cash flows for the periods indicated, consistent with the books and records of Merger Partner and its Subsidiaries, except that the unaudited interim financial statements do not contain footnotes and are subject to normal and recurring year-end adjustments which will not be material in amount or effect. For purposes of this Agreement, “Financial Statements” means (i) the audited consolidated balance sheets and statements of income, changes in stockholders’ equity and cash flows of Merger Partner as of the end of and for the 2015 and 2016 fiscal years, together with the preliminary consolidated balance sheets and statements of income, changes in stockholders’ equity and cash flows of Merger Partner for fiscal year 2017 and (ii) the unaudited consolidated balance sheet of Merger Partner (the “Merger Partner Balance Sheet”) as of June 30, 2018 (the “Most Recent Balance Sheet Date”) and the unaudited consolidated statements of income, changes in stockholders’ equity and cash flows for the six months ended as of the Most Recent Balance Sheet Date.

(b) PricewaterhouseCoopers LLP, Merger Partner’s current auditor, is and has been at all times since its engagement by Merger Partner since the corporate inception of Merger Partner (x) “independent” with respect to Merger Partner and its Subsidiaries within the meaning of Regulation S-X and (y) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act (to the extent applicable) and the related rules of the SEC and Public Company Accounting Oversight Board.

(c) The information to be supplied by or on behalf of Merger Partner for inclusion or incorporation by reference in the registration statement on Form S-4 to be filed by Public Company pursuant to which shares of Public Company Common Stock issued in connection with the Merger shall be registered under the Securities Act (the “Registration Statement”), or to be included or supplied by or on behalf of Merger Partner for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each a “Regulation M-A Filing”), shall not at the time the Registration Statement or any such Regulation M-A Filing is filed with the SEC, at any time it is amended or supplemented or at the time the Registration Statement is declared effective by the SEC, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information to be supplied by or on behalf of Merger Partner for inclusion in the proxy statement/prospectus/information statement (the “Proxy Statement/Prospectus”) to be sent to the stockholders of Public Company in connection with the meeting of Public Company’s stockholders (the “Public Company Meeting”) to consider the issuance of shares of Public Company Common Stock pursuant to the Merger (the “Public Company Voting Proposal”) and, if provided for under the term of this Agreement, to consider amendments to Public Company’s certificate of incorporation to effect the Reverse Stock Split and to change the name of Public Company to X4 Pharmaceuticals, Inc. immediately following the Effective Time, and approval of the issuance of the securities of Public Company in the Post-Closing Financing (the “Other Public Company Voting Proposals”) under Nasdaq rules and the DGCL, as applicable (the “Public Company Stockholder Approval”), which information shall be deemed to include all information about or relating to Merger Partner and its Subsidiaries and/or the Merger Partner Voting Proposal, shall not, on the date the Proxy Statement/

Prospectus is first mailed to stockholders of Public Company, or at the time of the Public Company Meeting or as of the Effective Time, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement/Prospectus not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Public Company Meeting that has become false or misleading.

3.6 No Undisclosed Liabilities. Merger Partner does not have any liability that is required to be set forth on a balance sheet of Merger Partner prepared in accordance with GAAP, which are, individually or in the aggregate, material to the business, results of operations or financial condition of Merger Partner, except for (a) liabilities shown on the Most Recent Balance Sheet, (b) liabilities that have arisen or have been incurred since the Most Recent Balance Sheet Date in the Ordinary Course of Business, (c) liabilities for transaction expenses incurred in connection with the transactions contemplated by this Agreement and (d) contractual and other liabilities incurred in the Ordinary Course of Business that are not required by GAAP to be reflected on a balance sheet.

3.7 Absence of Certain Changes or Events. During the period beginning on the Most Recent Balance Sheet Date and ending on the date hereof, Merger Partner and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business and, since such date, there has not been (i) any change, event, circumstance, development or effect that, individually or in the aggregate, has had, or is reasonably likely to have, a Merger Partner Material Adverse Effect; or (ii) except for the execution and delivery of this Agreement, any other action or event that would have required the consent of Public Company pursuant to Section 5.1 (other than clause (A) of paragraph (j) or paragraphs (k) or (l) thereof) had such action or event occurred after the date of this Agreement.

3.8 Taxes.

(a) Each of Merger Partner and its Subsidiaries has properly filed on a timely basis all income and other material Tax Returns that it was required to file, and all such Tax Returns were true, correct and complete in all material respects. Each of Merger Partner and its Subsidiaries has paid on a timely basis all Taxes, whether or not shown on any Tax Return, that were due and payable. The unpaid Taxes of Merger Partner and each of its Subsidiaries for Tax periods through the date of the Merger Partner Balance Sheet do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Merger Partner Balance Sheet and all unpaid Taxes of Merger Partner and each of its Subsidiaries for all Tax periods commencing after the date of the Merger Partner Balance Sheet arose in the Ordinary Course of Business. Neither Merger Partner nor any of its Subsidiaries is or has ever been a member of an affiliated group with which it has filed (or been required to file) consolidated, combined, unitary or similar Tax Returns, other than a group of which the common parent is Merger Partner. With the exception of customary commercial leases or contracts that are not primarily related to Taxes entered into in the Ordinary Course of Business and liabilities thereunder, neither Merger Partner nor any of its Subsidiaries (i) has any actual or potential liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any person other than Merger Partner or any of its Subsidiaries, or (ii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement. All material Taxes that Merger Partner or any of its Subsidiaries was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity, and each of Merger Partner and its Subsidiaries has complied with all information reporting and backup withholding requirements, including the maintenance of required records with respect thereto, in connection with amounts paid to any employee, independent contractor, creditor, or other third party. For purposes of this Agreement, (i) “Taxes” shall mean any and all taxes, charges, fees, duties, contributions, levies or other similar assessments or liabilities in the nature of a tax, including, without limitation, income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, estimated, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, windfall profits, customs duties, franchise and other taxes of any kind whatsoever imposed by the United States of America or any state, local or foreign government, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions to tax imposed with respect to such items, and (ii) “Tax Returns” shall mean any and all reports, returns (including information returns), declarations, or statements relating to Taxes, including any schedule or attachment thereto and any amendment thereof, filed with or submitted to a Governmental Entity in connection with the determination, assessment, collection or payment of Taxes or in connection with the administration, implementation or enforcement of or compliance with any legal requirement relating to any Tax.

(b) Merger Partner has delivered or made available to Public Company (i) complete and correct copies of all Tax Returns of Merger Partner and any of its Subsidiaries relating to Taxes for all taxable periods for which the applicable statute of limitations has not yet expired, (ii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of Merger Partner or any of its Subsidiaries relating to Taxes for all taxable periods for which the statute of limitations has not yet expired, and (iii) complete and correct copies of all material agreements, rulings, settlements or other Tax documents with or from any Governmental Entity relating to Tax incentives of Merger Partner or any of its Subsidiaries. No examination or audit of any Tax Return of Merger Partner or any of its Subsidiaries by any Governmental Entity is currently in progress or, to the knowledge of Merger Partner, threatened or contemplated. No deficiencies for Taxes of Merger Partner or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Entity in writing. Neither Merger Partner nor any of its Subsidiaries has been informed in writing by any jurisdiction in which Merger Partner or any of its Subsidiaries does not file a Tax Return that the jurisdiction believes that Merger Partner or any of its Subsidiaries was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction. Neither Merger Partner nor any of its Subsidiaries has (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect, (ii) requested any extension of time within which to file any Tax Return, other than routine extensions available as a matter of right which Tax Return has not yet been filed, or (iii) executed or filed any power of attorney with any taxing authority, which is still in effect.

(c) Neither Merger Partner nor any of its Subsidiaries has made any payment, is obligated to make any payment, or is a party to any agreement that could obligate it to make any payment that may be treated as an “excess parachute payment” under Section 280G of the Code (without regard to Sections 280G(b)(4) and 280G(b)(5) of the Code).

(d) Neither Merger Partner nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(e) Neither Merger Partner nor any of its Subsidiaries has distributed to its stockholders or security holders stock or securities of a controlled corporation, nor has stock or securities of Merger Partner or any of its Subsidiaries been distributed, in a transaction to which Section 355 of the Code applies (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.

(f) There are no Liens with respect to Taxes upon any of the assets or properties of Merger Partner or any of its Subsidiaries, other than with respect to Taxes not yet due and payable.

(g) Neither Merger Partner nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding foreign, state or local Tax laws), (ii) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax law), (iii) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) executed on or prior to the Closing Date, (iv) installment sale or other open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date, or (vi) any election made pursuant to Section 108(i) of the Code on or prior to the Closing Date.

(h) Neither Merger Partner nor any of its Subsidiaries has participated in any “reportable transaction” as defined in section 1.6011-4(b) of the Treasury Regulations or a “listed transaction” as set forth in section 301.6111-2(b)(2) of the Treasury Regulations or any analogous provision of state or local law.

(i) Neither Merger Partner nor any of its Subsidiaries (i) is a party to any joint venture, partnership, or other arrangement that is treated as a partnership for federal income Tax purposes or (ii) has made an entity classification (“check-the-box”) election under Section 7701 of the Code.

(j) Neither Merger Partner nor any of its Subsidiaries (i) is a stockholder of a “specified foreign corporation” (other than the Subsidiaries of Merger Partner) as defined in Section 965(e) of the Code (or any similar provision of state, local or foreign Law), or (ii) is a stockholder in a “passive foreign investment company” as defined in Section 1297 of the Code. None of Merger Partner’s Subsidiaries that are or have at any time been controlled foreign corporations (within the meaning of Section 957(c) of the Code) (i) has derived (or been treated for U.S. federal income Tax purposes as deriving) any material item of subpart F income (within the meaning of Section 952(a) of the Code, as determined after the application of Section 952(c) of the Code) in any year, or (ii) has made any investment in United States property (within the meaning of Section 956(c) of the Code) at any time. None of Merger Partner’s Subsidiaries was a deferred foreign income corporation as defined in Section 965(d)(1) of the Code with respect to Merger Partner or any of its Subsidiaries.

(k) Neither Merger Partner nor any of its Subsidiaries is subject to Tax in any country other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or other place of business in that country.

(l) All related party transactions involving Merger Partner or any of its Subsidiaries have been conducted at arm’s length in compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder and any comparable provisions of any other Tax law. Each of Merger Partner and its Subsidiaries has maintained documentation (including any applicable transfer pricing studies) in connection with such related party transactions in accordance with Sections 482 and 6662 of the Code and the Treasury Regulations promulgated thereunder and any comparable provisions of any other Tax law.

(m) Neither Merger Partner nor any of its Affiliates has taken or agreed to take any action, has omitted to take any action, or has any knowledge of any fact or circumstance, the taking, omission, or existence of which, as the case may be, that would reasonably be expected to prevent the Merger from constituting a transaction qualifying as a reorganization under Section 368(a) of the Code.

(n) Neither Merger Partner nor any Subsidiary is an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

3.9 Owned and Leased Real Properties.

(a) Neither Merger Partner nor any of its Subsidiaries owns or has ever owned any real property.

(b) Section 3.9(b) of the Merger Partner Disclosure Schedule sets forth a complete and accurate list of all real property leased, subleased or licensed by Merger Partner or any of its Subsidiaries as of the date of this Agreement (collectively, the “Merger Partner Leases”) and the location of the premises of such real property. Neither Merger Partner nor any of its Subsidiaries nor, to the knowledge of Merger Partner, any other party, is in breach or default and no event has occurred, is pending or, to the knowledge of Merger Partner, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute any such breach or default under any of Merger Partner Leases, except where the existence of such breaches or defaults, individually or in the aggregate, has not had, and is not reasonably likely to result in, the loss of a material right or in a material liability of Merger Partner or any of its Subsidiaries. Neither Merger Partner nor any of its Subsidiaries leases, subleases or licenses any real property to any person other than Merger Partner and its Subsidiaries. Merger Partner has made available to Public Company complete and accurate copies of all Merger Partner Leases.

3.10 Intellectual Property.

(a) Section 3.10(a) of the Merger Partner Disclosure Schedule lists all Merger Partner Registrations, in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, and names of all current applicant(s) and registered owners(s), as applicable. All assignments of Merger Partner Registrations to Merger Partner have been properly executed and recorded, or are in process, and all issuance, renewal, maintenance and other payments that have become due with respect thereto have been timely paid by or on behalf of Merger Partner. To the knowledge of Merger Partner, all Merger Partner Registrations are valid and enforceable.

(b) There are no inventorship challenges, inter partes proceedings, opposition or nullity proceedings or interferences declared, commenced or provoked, or, to the knowledge of Merger Partner, threatened, with respect to any Patent Rights included in the Merger Partner Registrations. To the Knowledge of Merger Partner, Merger Partner has complied with its duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all patent and trademark applications filed by or on behalf of Merger Partner and has made no material misrepresentation in such applications. Merger Partner has no knowledge of any information that would preclude Merger Partner from having clear title to the Merger Partner Registrations.

(c) Merger Partner is the sole and exclusive owner of all Merger Partner Owned Intellectual Property, free and clear of any Liens, other than any joint owners of the Merger Partner Owned Intellectual Property that are listed in Section 3.10(c) of the Merger Partner Disclosure Schedule.

(d) To Merger Partner’s knowledge, the Merger Partner Intellectual Property constitutes all Intellectual Property necessary to conduct Merger Partner’s business in the manner currently conducted and currently proposed by Merger Partner to be conducted in the future.

(e) Merger Partner has taken reasonable measures to protect the proprietary nature of each item of Merger Partner Owned Intellectual Property, and to maintain in confidence all trade secrets and confidential information comprising a part thereof. To Merger Partner’s knowledge, there has been no unauthorized disclosure of any third party proprietary or confidential information in the possession, custody or control of Merger Partner.

(f) To the knowledge of Merger Partner, the operations of Merger Partner and its Subsidiaries as currently conducted do not and have not in the past five years infringe(d) or misappropriate(d) the Intellectual Property rights of any individual or entity, or constitute(d) unfair competition or trade practices under the Laws of the jurisdiction in which such operations are conducted. To Merger Partner’s knowledge, no individual or entity has infringed, misappropriated or otherwise violated the Merger Partner Owned Intellectual Property or any rights under the Merger Partner Licensed Intellectual Property that are exclusively licensed to Merger Partner or any of its Subsidiaries, and neither Merger Partner nor any of its Subsidiaries has filed or threatened in writing any claims alleging that a third party or Worker has infringed, misappropriated or otherwise violated any Merger Partner Intellectual Property. No individual or entity has filed and served upon Merger Partner or any of its Subsidiaries or, to Merger Partner’s knowledge, threatened or otherwise filed any action or proceeding alleging that Merger Partner or any of its Subsidiaries has infringed, misappropriated or otherwise violated any individual’s or entity’s Intellectual Property rights nor has Merger Partner or any of its Subsidiaries received any written notification that a license under any other individual’s or entity’s Intellectual Property is or may be required.

(g) To the knowledge of Merger Partner, no individual or entity (including any current or former Worker of Merger Partner) is infringing, violating, misappropriating, using in an unauthorized manner or disclosing in an unauthorized manner any of the Merger Partner Owned Intellectual Property or any Merger Partner Licensed Intellectual Property. Merger Partner has made available copies of all correspondence, analyses, legal opinions, complaints, claims, notices or threats prepared or received by Merger Partner concerning the infringement, violation or misappropriation of any Merger Partner Intellectual Property.

(h) Section 3.10(h) of the Merger Partner Disclosure Schedule identifies each license, covenant or other agreement pursuant to which Merger Partner has assigned, transferred, licensed, distributed or otherwise granted any right or access to any individual or entity, or covenanted not to assert any right, with respect to any past, existing or future Merger Partner Intellectual Property.

(i) Section 3.10(i) of the Merger Partner Disclosure Schedule identifies (i) each license or agreement pursuant to which Merger Partner has obtained rights to any Merger Partner Licensed Intellectual Property (excluding generally available, off the shelf software programs that are licensed by Merger Partner pursuant to “shrink wrap” licenses, the total fees associated with which are less than $10,000) and (ii) each agreement, contract, assignment or other instrument pursuant to which Merger Partner has obtained any joint or sole ownership interest in or to each item of Merger Partner Owned Intellectual Property.

(j) To Merger Partner’s knowledge, no Worker of Merger Partner or any of its Subsidiaries is in material default or breach of any term of any employment Contract, non-disclosure Contract, assignment of invention Contract or similar Contract between such Worker and Merger Partner or its Subsidiary, as applicable, relating to the protection, ownership, development, use or transfer of Merger Partner Intellectual Property. Each Worker of Merger Partner or its Subsidiary has executed an employment Contract, non-disclosure Contract, assignment of invention Contract or similar Contract assigning to Merger Partner or its Subsidiary, as the case may be, of any Merger Partner Owned Intellectual Property that was conceived, developed or created for Merger Partner or any of its Subsidiaries by such Worker.

(k) Neither the negotiation, execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereby, will result in (i) a material breach of or default under any agreement to which Merger Partner is a party governing any Merger Partner Intellectual Property, (ii) a material impairment of the rights of Merger Partner in or to any Merger Partner Intellectual Property or portion thereof, (iii) the grant or transfer to any third party of any new license or other interest under, the abandonment, assignment to any third party, or modification or loss of any right with respect to, or the creation of any Lien on, any Merger Partner Intellectual Property, (iv) Merger Partner or any of its Affiliates being obligated to pay any penalty or new or increased royalty or fee to any individual or entity under any agreement governing any Merger Partner Intellectual Property, or (v) Merger Partner or any of its Affiliates being (A) bound by or subject to any noncompete or licensing obligation or covenant not to sue or (B) obligated to license any of its Intellectual Property to (or obligated not to assert its Intellectual Property against) any individual or entity, except in the case of clauses (i) and (ii) of this Section 3.10(k) for any such breach, default or impairment that, individually or in the aggregate, have not had, and are not reasonably likely to result in, the loss of a material benefit to, or in the creation of any material liability for, Merger Partner.

(l) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Intellectual Property” shall mean the following subsisting throughout the world: (i) Patent Rights; (ii) Trademarks and all goodwill in the Trademarks; (iii) copyrights, designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors; (iv) mask works and registrations and applications for registration thereof and any other rights in semiconductor topologies under the Laws of any jurisdiction; (v) inventions, invention disclosures, statutory invention registrations, trade secrets and confidential business information, know-how, scientific and technical information, data and technology, including medical, clinical, toxicological and other scientific data, manufacturing and product processes, algorithms, techniques and analytical methodology, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice; and (vi) other proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein under the Laws of all jurisdictions).

(ii) “Intellectual Property Registrations” shall mean applications and registrations for Patent Rights, Trademarks, copyrights and designs, and mask works.

(iii) “Law” shall mean each applicable transnational, domestic or foreign federal, state or local law (statutory, common or otherwise) law, order, judgment, rule, code, statute, regulation, requirement, variance, decree, writ, injunction, award, ruling, Permit or ordinance of any Governmental Entity, including any applicable stock exchange rule or requirement.

(iv) “Merger Partner Intellectual Property” shall mean the Merger Partner Owned Intellectual Property and the Merger Partner Licensed Intellectual Property.

(v) “Merger Partner Licensed Intellectual Property” shall mean all Intellectual Property that is licensed to Merger Partner or any of its Subsidiaries by any individual or entity other than Merger Partner or any of its Subsidiaries.

(vi) “Merger Partner Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by Merger Partner or any of its Subsidiaries, in whole or in part.

(vii) “Merger Partner Registrations” shall mean Intellectual Property Registrations that are registered or filed in the name of Merger Partner, alone or jointly with others.

(viii) “Patent Rights” shall mean all patents, patent applications, utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations).

(ix) “Trademarks” shall mean all registered trademarks and service marks, logos, Internet domain names, social media accounts and identifiers, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common law trademarks and service marks and trade dress.

(x) “Worker” means any individual who is an officer, director, employee (regular, temporary, part-time or otherwise), consultant or independent contractor of Merger Partner or any of its Subsidiaries or Public Company or any of its Subsidiaries, as applicable.

3.11 Contracts.

(a) As of the date of this Agreement, there are no Contracts that are material contracts (as defined in Item 601(b)(10) of Regulation S-K) with respect to Merger Partner (assuming Merger Partner was subject to the requirements of the Exchange Act), other than those Contracts identified in Section 3.11(a) of the Merger Partner Disclosure Schedule.

(b) Neither Merger Partner nor any of its Subsidiaries has entered into any transaction that would be subject to proxy statement disclosure pursuant to Item 404 of Regulation S-K (assuming Merger Partner was subject to the requirements of the Exchange Act), other than as disclosed in Section 3.11(b) of the Merger Partner Disclosure Schedule.

(c) Neither Merger Partner nor any of its Subsidiaries is a party to any agreement under which a third party would be entitled to receive a license or any other right to Merger Partner Intellectual Property as a result of the transactions contemplated by this Agreement.

(d) Section 3.11(d) of the Merger Partner Disclosure Schedule lists the following Contracts of Merger Partner in effect as of the date of this Agreement:

(i) any Contract (or group of related Contracts) for the purchase or sale of products or for the furnishing or receipt of services (A) which calls for performance over a period of more than 180 days from the date of this Agreement, (B) which involves an aggregate of more than $150,000 or (C) in which Merger Partner or any of its Subsidiaries has granted manufacturing rights, “most favored nation” pricing provisions or marketing or distribution rights relating to any products or territory or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a particular party;

(ii) any Contract under which the consequences of a default or termination would reasonably be likely to have a Merger Partner Material Adverse Effect;

(iii) any Contract that could reasonably be expected to have the effect of prohibiting or impairing the conduct of the business of Merger Partner or any of its Subsidiaries or Public Company or any of its Subsidiaries as currently conducted;

(iv) any Contract under which Merger Partner or any of its Subsidiaries is restricted from selling, licensing or otherwise distributing any of its technology or products, or providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or any segment of the market or line of business;

(v) any dealer, distribution, joint marketing, joint venture, joint development, partnership, strategic alliance, collaboration, development agreement or outsourcing arrangement;

(vi) any Contract for the conduct of research studies, pre-clinical or clinical studies, manufacturing, distribution, supply, marketing or co-promotion of any products in development by or which has been or which is being marketed, distributed, supported, sold or licensed out, in each case by or on behalf of Merger Partner or any of its Subsidiaries; and

(vii) any Contract that would entitle any third party to receive a license or any other right to Intellectual Property of Public Company or any of Public Company’s Affiliates following the Closing.

(e) Merger Partner has made available to Public Company a complete and accurate copy of each Contract listed in Sections 3.10(a), 3.10(h), 3.10(i), 3.11(a), 3.11(b) and 3.11(d) of the Merger Partner Disclosure Schedule. With respect to each Contract so listed: (i) the Contract is legal, valid, binding and enforceable and in full force and effect against Merger Partner and/or its Subsidiaries party thereto, as applicable, and, to the knowledge of Merger Partner, against each other party thereto, as applicable, subject to the Bankruptcy and

Equity Exception; (ii) the Contract will continue to be legal, valid, binding and enforceable and in full force and effect against Merger Partner and/or its Subsidiaries party thereto, as applicable, and, to the knowledge of Merger Partner, against each other party thereto, immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing (other than any such Contracts that expire or terminate before such time in accordance with their terms and not as a result of a breach or default by Merger Partner or its Subsidiaries), in each such case subject to the Bankruptcy and Equity Exception and except to the extent the failure to be in full force and effect, individually or in the aggregate, would not reasonably be likely to have a Merger Partner Material Adverse Effect; and (iii) none of Merger Partner, its Subsidiaries nor, to the knowledge of Merger Partner, any other party, is in breach or violation of, or default under, any such Contract, and no event has occurred, is pending or, to the knowledge of Merger Partner, is threatened, which, with or without notice or lapse of time, or both, would constitute a breach or default by Merger Partner, its Subsidiaries or, to the knowledge of Merger Partner, any other party under such Contract, except for such breaches, violations or defaults that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Merger Partner Material Adverse Effect.

(f) For purposes of this Agreement, the term “Contract” shall mean, with respect to any person, any written, oral or other agreement, contract, subcontract, lease (whether for real or personal property), mortgage, understanding, arrangement, instrument, note, option, warranty, license, sublicense, insurance policy, benefit plan or commitment or undertaking of any nature to which such person is a party or by which such person or any of its assets are bound under applicable law.

3.12 Litigation. There is no action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator that is pending or, to the knowledge of Merger Partner, threatened or reasonably anticipated against Merger Partner or any of its Subsidiaries that (a) seeks either damages in excess of $100,000 or equitable relief or (b) in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement, except for such actions, suits, proceedings, claims, arbitrations or investigations first arising after the date of this Agreement that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Merger Partner Material Adverse Effect. There are no material judgments, orders or decrees outstanding against Merger Partner or any of its Subsidiaries.

3.13 Environmental Matters.

(a) Except for such matters that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Merger Partner Material Adverse Effect:

(i) Merger Partner and its Subsidiaries have complied with all applicable Environmental Laws;

(ii) to the knowledge of Merger Partner, the properties currently owned, leased or operated by Merger Partner and its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances;

(iii) to the knowledge of Merger Partner, the properties formerly owned, leased or operated by Merger Partner or any of its Subsidiaries were not contaminated with Hazardous Substances during the period of ownership, use or operation by Merger Partner or any of its Subsidiaries;

(iv) neither Merger Partner nor any of its Subsidiaries are subject to liability for any Hazardous Substance disposal or contamination on the property of any third party; and

(v) neither Merger Partner nor any of its Subsidiaries have released any Hazardous Substance into the environment.

(b) As of the date of this Agreement, neither Merger Partner nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that Merger Partner or any of its Subsidiaries may be in violation of, liable under or have obligations under, any Environmental Law.

(c) Neither Merger Partner nor any of its Subsidiaries is subject to any written orders, decrees, injunctions or other arrangements with any Governmental Entity or is subject to any indemnity or other written agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances.

(d) For purposes of this Agreement, the term “Environmental Law” means any law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement of any jurisdiction relating to: (i) the protection, investigation or restoration of the environment, human health and safety or natural resources, (ii) the handling, use, storage, treatment, presence, disposal, release or threatened release of any Hazardous Substance or (iii) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property.

(e) For purposes of this Agreement, the term “Hazardous Substance” means any substance that is: (i) listed, classified, regulated or which falls within the definition of a “hazardous substance,” “hazardous waste” or “hazardous material” pursuant to any Environmental Law; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (iii) any other substance that is the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

3.14 Employee Benefit Plans.

(a) Section 3.14(a) of the Merger Partner Disclosure Schedule sets forth a complete and accurate list of all Employee Benefit Plans maintained, or contributed to, by Merger Partner or any of its Subsidiaries or any of their respective ERISA Affiliates for the benefit of any current or former employee or other service provider of Merger Partner or any of its Subsidiaries (collectively, the “Merger Partner Employee Plans”).

(b) Each Merger Partner Employee Plan has been established, maintained and administered in all material respects in accordance with its terms, ERISA, the Code and all other applicable laws and the regulations thereunder and each of Merger Partner and its Subsidiaries and their respective ERISA Affiliates has performed all material obligations with respect to such Merger Partner Employee Plan and has made all required contributions thereto (or reserved such contributions on the Merger Partner Balance Sheet). Merger Partner and its Subsidiaries and each of their respective ERISA Affiliates and each Merger Partner Employee Plan are in compliance in all material respects with the currently applicable provisions of ERISA and the Code and the regulations thereunder (including Section 4980B of the Code, Subtitle K, Chapter 100 of the Code and Sections 601 through 608 and Section 701 et seq. of ERISA). All filings and reports as to each Merger Partner Employee Plan required to have been submitted to the U.S. Internal Revenue Service (the “IRS”) or to the United States Department of Labor have been timely submitted. There is no audit, investigation or other proceeding (including any voluntary correction application) pending against or involving any Merger Partner Employee Plan. There have been no events with respect to any Merger Partner Employee Plan that could reasonably be expected to result in payment or assessment by or against Merger Partner or any of its Subsidiaries of any Taxes, including (but without limitation) any excise Taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E, 4980H or 5000 of the Code. With respect to Merger Partner Employee Plans, no event has occurred, and to the knowledge of Merger Partner, there exists no condition or set of circumstances (other than routine claims for benefits) in connection with which Merger Partner or any of its Subsidiaries could be subject to any liability that is reasonably likely, individually or in the aggregate, to have a Merger Partner Material Adverse Effect under ERISA, the Code or any other applicable law.

(c) With respect to Merger Partner Employee Plans, there are no benefit obligations for which contributions have not been made or properly accrued and there are no benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP, on the financial statements of Merger Partner, which obligations are reasonably likely, individually or in the aggregate, to have a Merger Partner Material Adverse Effect. The assets of each Merger Partner Employee Plan that is funded are reported at their fair market value on the books and records of such Merger Partner Employee Plan.

(d) All Merger Partner Employee Plans that are intended to be qualified under Section 401(a) of the Code have received determination letters from the IRS to the effect that such Merger Partner Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter has been revoked and revocation has not been threatened, and no such Merger Partner Employee Plan has been amended or operated since the date of its most recent determination letter or application therefor in any respect, and no act or omission has occurred, that would adversely affect its qualification or materially increase its cost.

(e) Neither Merger Partner nor any of its Subsidiaries nor any of their respective ERISA Affiliates has (i) ever maintained an Employee Benefit Plan that was ever subject to Section 412 of the Code or Title IV of ERISA or (ii) ever been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA). No Merger Partner Employee Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Merger Partner Employee Plan holds securities issued by Merger Partner or any of its Subsidiaries or any of their respective ERISA Affiliates. No Merger Partner Employee Plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(f) There are no loans or extensions of credit by Merger Partner, any of its Subsidiaries or any of their respective ERISA Affiliate to any employee or any other service provider to Merger Partner or any of its Subsidiaries.

(g) Merger Partner and its Subsidiaries are in compliance with all applicable provisions of the Affordable Care Act, including reporting requirements and all requirements relating to eligibility waiting periods and the offer of or provision of minimum essential coverage that is compliant with Section 36B(c)(2)(C) of the Code and the regulations issued thereunder to full-time employees as defined in Section 4980H(b)(4) of the Code and the regulations issued thereunder. No material excise tax or penalty under the Affordable Care Act, including Section 4980H of the Code, is outstanding, has accrued, or has arisen and there has been no change in health plan terms or coverage that would reasonably be expected to attract an excise tax under Section 4980H of the Code for the current year. None of Merger Partner nor its Subsidiaries has received any written notification from any Governmental Entity concerning potential liability under the Affordable Care Act.

(h) Each Merger Partner Employee Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) complies in form and operation with Section 409A of the Code and all IRS regulations and other guidance promulgated thereunder. No event has occurred that would be treated by Section 409A(b) of the Code as a transfer of property for purposes of Section 83 of the Code. No stock option or equity unit option granted under any Merger Partner Employee Plan has an exercise price that has been or may be less than the fair market value of the underlying stock or equity units (as the case may be) as of the date such option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option. No nonqualified deferred compensation plan has been administered in a manner that would cause an excise tax to apply to payments to plan participants.

(i) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Employee Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) and any other written or oral plan, agreement or arrangement involving direct or indirect compensation, including insurance coverage, severance benefits, disability benefits, fringe benefits, perquisites, change in control benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation and all unexpired severance agreements, written or otherwise.

(ii) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(iii) “ERISA Affiliate” means any entity (whether or not incorporated) that is, or at any applicable time was, treated as a “single employer” with Merger Partner or Public Company, as applicable, or with any of such person’s Subsidiaries within the meaning of Section 414 of the Code or Section 4001 of ERISA.

3.15 Compliance With Laws. Merger Partner and each of its Subsidiaries has complied in all material respects with, is not in material violation of, and, as of the date of this Agreement, has not received any written notice alleging any material violation with respect to, any applicable provisions of any statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its properties or assets.

3.16 Permits and Regulatory Matters.

(a) Merger Partner and each of its Subsidiaries have submitted all applications and obtained all permits, licenses, registrations, authorizations, certificates, orders, approvals, franchises, variances and other similar rights issued by or obtained from any Governmental Entities (collectively, “Permits”) that are material to the conduct of its business as currently conducted, including all such Permits required by the U.S. Food and Drug Administration (the “FDA”), and any other federal, state or foreign agencies or bodies (together with the FDA, the “Regulating Authority”) engaged in the regulation of pharmaceuticals or biohazardous materials.

(b) All Permits that are necessary for the conduct of the business of Merger Partner and each of its Subsidiaries as currently conducted (“Merger Partner Authorizations”) are in full force and effect, and to the knowledge of Merger Partner, Merger Partner has not received notice of any violations or notices of failure to comply in respect of any such Merger Partner Authorization. No such Merger Partner Authorization shall cease to be effective as a result of the consummation of the transactions contemplated by this Agreement. Merger Partner and each of its Subsidiaries is in compliance in all material respects under any of such Merger Partner Authorizations. All applications, reports, notices and other documents required to be filed by Merger Partner and its Subsidiaries with all Governmental Entities have been timely filed and are complete and correct in all material respects as filed or as amended prior to the date of this Agreement. None of Merger Partner, any Subsidiary of Merger Partner, and to Merger Partner’s knowledge, any officer, employee or agent of Merger Partner or any of its Subsidiaries has been convicted of any crime or engaged in any conduct that has previously caused or would reasonably be expected to result in (A) disqualification or debarment by the FDA under 21 U.S.C. Sections 335(a) or (b), or any similar law, rule or regulation of any other Governmental Entity, or (B) exclusion under 42 U.S.C. Section 1320a-7 or any similar law, rule or regulation of any Governmental Entity.

(c) Merger Partner and each of its Subsidiaries: (i) is and at all times has been in material compliance, to the extent applicable, with all statutes, rules, regulations (including all requirements relating to Good Manufacturing Practices, Good Clinical Practices and Good Laboratory Practices), and with all orders and administered or issued by the FDA or any other Governmental Entity exercising comparable authority, applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product tested, developed, promoted, marketed, manufactured or distributed by Merger Partner and each of its Subsidiaries; (ii) has not received any notice or correspondence from any Governmental Entity alleging or asserting any material noncompliance with any Merger Partner Authorizations; and (iii) has not received notice that any Governmental Entity has taken or is intending to take action to limit, suspend, modify or revoke any Merger Partner Authorizations and, to the knowledge of Merger Partner, there is no action or proceeding pending or threatened (including any prosecution, injunction, seizure, civil fine, suspension or recall), in each case alleging that such Governmental Entity is considering such action. Neither Merger Partner nor any of its Subsidiaries nor any of their respective officers, employees or agents have made an untrue statement of a material fact or fraudulent statement to any Governmental Entity relating to the Merger Party Authorizations or failed to disclose a material fact required to be disclosed to any Government Entity relating to the Merger Partner Authorizations.

(d) To Merger Partner’s knowledge, all preclinical studies and clinical trials sponsored by Merger Partner are being conducted in compliance in all material respects with applicable laws, including, as applicable,

Good Clinical Practices and Good Laboratory Practices requirements and privacy laws. Merger Partner has not received any written notices from any Government Entity, institutional review board, independent ethics committee, data and safety monitoring board, or other oversight body with respect to any clinical trials or pre-clinical studies requiring the termination, suspension or material modification of such studies or trials and, to Merger Partner’s knowledge, there are no facts that would reasonably give rise to such an action.

(e) There are no seizures, recalls, market withdrawals, field notifications or corrective actions, notifications of misbranding or adulteration, destruction orders, safety alerts or similar actions relating to the safety or efficacy of any products marketed or sold by Merger Partner or any of its Subsidiaries being conducted, requested in writing or, to the knowledge of Merger Partner, threatened by the FDA or any other Governmental Entity. Merger Partner has not, either voluntarily or involuntarily, initiated, conducted or issued or caused to be initiated, conducted or issued any recall, market withdrawal, safety alert or other similar notice or action relating to the alleged lack of safety or efficacy of any products marketed or sold by Merger Partner or any of its Subsidiaries.

(f) The preclinical studies and clinical trials, if any, conducted by or on behalf of Merger Partner or any of its Subsidiaries are being conducted or have been conducted in all material respects in accordance with experimental protocols, procedures and controls pursuant to accepted professional and scientific standards for products or product candidates comparable to those being developed by Merger Partner or its Subsidiaries and all applicable laws and regulations. The descriptions of, protocols for, and data and other results of, any such studies, tests and/or trials that have been furnished or made available to Public Company are accurate and complete in all material respects. Merger Partner is not aware of any studies, or trials the results of which reasonably call into question the results of the studies and trials conducted by or on behalf of Merger Partner or any of its Subsidiaries, and neither Merger Partner nor any of its Subsidiaries has received any written notices or other correspondence from the FDA or any other Governmental Entity exercising comparable authority or any institutional review board or comparable authority requiring the termination, clinical hold or partial clinical hold, suspension or material modification of any preclinical studies or clinical trials conducted by or on behalf of Merger Partner or any of its Subsidiaries.

3.17 Employees.

(a) All current and past key employees of Merger Partner or any of its Subsidiaries have entered into confidentiality and assignment of inventions agreements with Merger Partner or such Subsidiary, a copy or form of which has previously been made available to Public Company. To the knowledge of Merger Partner, as of the date of this Agreement, no employee of Merger Partner or any Subsidiary of Merger Partner is in violation of any term of any patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Merger Partner or any of its Subsidiaries because of the nature of the business currently conducted by Merger Partner or any of its Subsidiaries or to the use of trade secrets or proprietary information of others. To the knowledge of Merger Partner, as of the date of this Agreement, no key employee or group of key employees has any plans to terminate employment with Merger Partner or its Subsidiaries.

(b) Neither Merger Partner nor any of its Subsidiaries is or has been a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. Neither Merger Partner nor any of its Subsidiaries is or has been the subject of any proceeding asserting that Merger Partner or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization, nor is there or has there been pending or, to the knowledge of Merger Partner, threatened, any labor strike, dispute, walkout, work stoppage, slow-down or lockout involving Merger Partner or any of its Subsidiaries.

(c) To the knowledge of Merger Partner, Merger Partner and its Subsidiaries are and have been in material compliance with all applicable Laws related to employment (including verification of employment eligibility), employment practices, terms and conditions of employment and wages and hours (including, without limitation, classification of employees) with respect to any employee (as defined by, or determined in accordance with, applicable Laws). To the knowledge of Merger Partner, all employees of Merger Partner and its Subsidiaries are citizens or lawful permanent residents of the United States.

(d) Neither Merger Partner nor any of its Subsidiaries has received written notice of any charge or complaint pending before the Equal Employment Opportunity Commission or other Governmental Entity alleging unlawful discrimination, harassment, retaliation or any other violation of or non-compliance with applicable Law relating to the employment, treatment, or termination of any employees of Merger Partner or any of its Subsidiaries, nor, to the knowledge of Merger Partner, has any such charge been threatened. No current or former employee of Merger Partner or any of its Subsidiaries has, pursuant to internal complaint procedures, made a written complaint of discrimination, retaliation or harassment, nor to Merger Partner’s knowledge, has an oral complaint of any of the foregoing been made.

(e) Neither Merger Partner nor any of its Subsidiaries has caused a plant closing as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) affecting any site of employment or one or more operating units within any site of employment, or a mass layoff as defined in the WARN Act, nor have any of the foregoing been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar foreign, state or local Law.

3.18 Insurance. Merger Partner and its Subsidiaries maintain insurance policies (the “Merger Partner Insurance Policies”), including insurance covering directors and officers for securities law and other customary liabilities, with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. Each Merger Partner Insurance Policy is in full force and effect. None of the Merger Partner Insurance Policies shall terminate or lapse (or be affected in any other adverse manner) by reason of any of the transactions contemplated by this Agreement. Merger Partner and each of its Subsidiaries have complied in all material respects with the provisions of each Merger Partner Insurance Policy under which it is the insured party. No insurer under any Merger Partner Insurance Policy has cancelled or generally disclaimed liability under any such policy or indicated to Merger Partner any written intent to do so or not to renew any such policy. All claims under the Merger Partner Insurance Policies have been filed in a timely fashion.

3.19 [Intentionally omitted]

3.20 Brokers; Fees and Expenses. Except as set forth in Section 3.20 of the Merger Partner Disclosure Schedules, no agent, broker, investment banker, financial advisor or other firm or person is or shall be entitled, as a result of any action, agreement or commitment of Merger Partner or any of its Affiliates, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement. Merger Partner is not a party to any agreements with any agent, broker, investment banker, financial advisor or other similar firm or person that have not been made available to Public Company and which grant to such person rights after the Closing.

3.21 Certain Business Relationships With Affiliates. No Affiliate of Merger Partner or of any of its Subsidiaries (a) owns any property or right, tangible or intangible, which is used in the business of Merger Partner or any of its Subsidiaries, (b) to the knowledge of Merger Partner, has any claim or cause of action against Merger Partner or any of its Subsidiaries or (c) owes any money to, or is owed any money by, Merger Partner or any of its Subsidiaries. Section 3.21 of the Merger Partner Disclosure Schedule describes any material Contracts between Merger Partner and any Affiliate thereof which were entered into or have been in effect at any time since July 15, 2014, other than (i) any employment Contracts, invention assignment agreements and other Contracts entered into in the Ordinary Course of Business relating to employment, or (ii) Contracts relating to stock purchases and awards, stock options and other equity arrangements, in each case relating to compensation.

3.22 Controls and Procedures, Certifications and Other Matters.

(a) Merger Partner and each of its Subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal control over financial reporting that provide reasonable assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Merger Partner and to maintain accountability for Merger Partner’s consolidated assets, (iii) access to assets of Merger Partner and its Subsidiaries is permitted only in accordance with management’s authorization, (iv) the reporting of assets of Merger Partner and its Subsidiaries is compared with existing assets at regular intervals and (v) accounts, notes and other receivables and inventory were recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(b) Merger Partner maintains adequate disclosure controls and procedures designed to ensure that material information relating to Merger Partner is made known to the President and the Chief Financial Officer of Merger Partner.

(c) Neither Merger Partner nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit, modified or renewed an extension of credit, in the form of a personal loan or otherwise, to or for any director or executive officer of Merger Partner. Section 3.22(c) of the Merger Partner Disclosure Schedule identifies any loan or extension of credit maintained by Merger Partner to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

3.23 Books and Records. The minute books and other similar records of Merger Partner and each of its Subsidiaries contain complete and accurate records of all actions taken at any meetings of Merger Partner’s or such Subsidiary’s stockholders, Board of Directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting. The books and records of Merger Partner and each of its Subsidiaries accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of Merger Partner or such Subsidiary and have been maintained in accordance with good business and bookkeeping practices.

3.24 Ownership of Public Company Common Stock. None of Merger Partner nor any of Merger Partner’s “Affiliates” or “Associates” directly or indirectly “owns,” beneficially or otherwise, and at all times during the three-year period prior to the date of this Agreement, none of Merger Partner’s “Affiliates” or “Associates” directly or indirectly has “owned,” beneficially or otherwise, any of the outstanding Public Company Common Stock, as those terms are defined in Section 203 of the DGCL

3.25 Subsidies. All governmental, state or regional subsidies granted to Merger Partner and its Subsidiaries were used in accordance with applicable provisions of any statute, law or regulation or any other public orders or conditions imposed or related to them in conjunction with their granting and, in particular, all conditions imposed by the respective Governmental Entities have been fulfilled and observed. Neither Merger Partner nor any of its Subsidiaries is under any further obligation to perform any services with regard to such subsidies and no such subsidies have to be repaid by Merger Partner or any of its Subsidiaries as a result of the negotiation, execution, delivery or performance of this Agreement, or the consummation of the transactions contemplated hereby or any other reason.

3.26 Data Protection. Merger Partner and its Subsidiaries have fully complied at all material times and currently fully comply with any data protection and privacy legislation applicable to their businesses including (i) the requirements relating to notification and/or registration of processing of personal data with any applicable national data protection regulator, (ii) all subject information requests from data subjects, (iii) where necessary, the obtaining of consent to data processing and/or direct marketing activity, and (iv) where necessary, the obtaining of any approval, consultation and/or agreement of any applicable works councils or such similar worker representation bodies. Neither Merger Partner nor any of its Subsidiaries has received any notice or complaint from any individual, third party and/or regulatory authority alleging non-compliance with any applicable data protection and privacy legislation (including any prohibition or restriction on the transfer of data to any jurisdiction) or claiming compensation for or an injunction in respect of non-compliance with any applicable data protection and privacy legislation.

3.27 No Other Representations or Warranties. Merger Partner hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, none of Public Company, Merger Sub nor any other person on behalf of Public Company or Merger Sub makes any express or implied representation or warranty with respect to Public Company, Merger Sub or with respect to any other information provided to Merger Partner or any of its Affiliates in connection with the transactions contemplated hereby, and (subject to the express representations and warranties of Public Company and Merger Sub set forth in Article IV (in each case as qualified and limited by the Public Company Disclosure Schedule)) none of Merger Partner or any of its Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other person, has relied on any such information (including the accuracy or completeness thereof).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PUBLIC COMPANY AND THE MERGER SUB

Public Company and Merger Sub represent and warrant to Merger Partner that the statements contained in this Article IV are true and correct, except (a) as disclosed in the Public Company SEC Reports filed or furnished prior to the date of this Agreement (but excluding any disclosures under the heading “Risk Factors” and any disclosure of risks included in any “forward looking statements” disclaimers or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or (b) as expressly set forth herein or in the disclosure schedule delivered by Public Company and Merger Sub to Merger Partner on the date of this Agreement (the “Public Company Disclosure Schedule”). For purposes hereof, the phrase “to the knowledge of Public Company” and similar expressions mean the actual knowledge of the persons identified on Section K of the Public Company Disclosure Schedule for this purpose, and such knowledge as such persons would reasonably be expected to have obtained in the course of their performance of their positions at Public Company (after due inquiry).

4.1 Organization, Standing and Power. Each of Public Company and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction listed on Section 4.1 of the Public Company Disclosure Schedule, which jurisdictions constitute the only jurisdictions in which the character of the properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so qualified or in good standing, individually or in the aggregate, that have not had, and are not reasonably likely to have, a Public Company Material Adverse Effect. For purposes of this Agreement, the term “Public Company Material Adverse Effect” means any material adverse change, effect, event, circumstance or development that is materially adverse to or has a material adverse effect on (i) the business, assets, liabilities, capitalization, financial condition, or results of operations of Public Company and its Subsidiaries, taken as a whole, or (b) the ability of Public Company to consummate the Merger or any of the other transactions contemplated by this Agreement or to perform any of its covenants or obligations under this Agreement; provided, however, that none of the following, to the extent arising after the date of this Agreement, either alone or in combination, shall be deemed to be a Public Company Material Adverse Effect and none of the following shall be taken into account in determining whether there has been or will be a Public Company Material Adverse Effect: any change or event caused by or resulting from (A) changes in prevailing economic or market conditions in the United States or any other jurisdiction in which such entity has substantial business operations (except to the extent those changes have a disproportionate effect on Public Company and its Subsidiaries relative to the other participants in the industry or industries in which Public Company and its Subsidiaries operate), (B) changes or events affecting the industry or industries in which Public Company and its Subsidiaries operate generally (except to the extent those changes or events have a disproportionate effect on Public Company and its Subsidiaries relative to the other participants in the industry or industries in which Public Company and its Subsidiaries operate), (C) changes in generally accepted accounting principles or requirements (except to the extent those changes have a disproportionate effect on Public Company and its Subsidiaries relative to the other participants in the industry or industries in which Public Company and its Subsidiaries operate), (D) changes in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Entity (except to the extent those changes have a disproportionate effect on Public Company and its Subsidiaries relative to the other participants in the industry or industries in which Public Company and its Subsidiaries operate), (E) any natural disaster or any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located or any governmental response to any of the foregoing (except to the extent those changes or events have a disproportionate effect on Public Company and its Subsidiaries relative to the other participants in the industry or industries in which Public Company and its Subsidiaries operate), (F) a change in the public trading price of Public Company Common Stock or the implications thereof, (G) a change in the trading volume of Public Company Common Stock, (H) any failure by Public Company to meet any public estimates or expectations of Public Company’s revenue, earnings or other financial performance or results of operations for any period, or (I) any failure by Public Company to meet any guidance, budgets, plans or forecasts of its revenues, earnings, or other financial performance or results of operations (but not, in the case of Clauses (F) through (I), the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition), (J) any failure to receive consents or approvals in connection with the agreements listed on Section 4.4(b) of the Public Company Disclosure Schedule or (K) the transactions contemplated by this Agreement, including the Merger, or the announcement or pendency thereof. For the avoidance of doubt, the parties agree that the terms “material,” “materially” and “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meanings ascribed to Public Company Material Adverse Effect or Merger Partner Material Adverse Effect, in each case as defined in this Agreement. Public Company has made available to Merger Partner complete and accurate copies of its certificate of incorporation and bylaws and is not in material default under or in material violation of any provision of any such documents.

4.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Public Company consists of 200,000,000 shares of Public Company Common Stock and 5,000,000 shares of preferred stock, $0.001 par value per share (“Public Company Preferred Stock”). The rights and privileges of each class of Public Company’s capital stock are as set forth in Public Company’s certificate of incorporation, as amended. As of the close of business on the Business Day prior to the date of this Agreement, (i) 14,315,410 shares of Public Company Common Stock were issued or outstanding, (ii) no shares of Public Company Common Stock were held in the treasury of Public Company or by Subsidiaries of Public Company, and (iii) no shares of Public Company Preferred Stock were issued or outstanding.

(b) Section 4.2(b) of the Public Company Disclosure Schedule sets forth a complete and accurate list of the number of shares of Public Company Common Stock reserved for future issuance pursuant to stock options granted and outstanding as of the close of business on the Business Day prior to the date of this Agreement, the plans under which such options were granted (collectively, “Public Company Stock Plans”) and the total number of outstanding options to purchase shares of Public Company Common Stock (such outstanding options, “Public Company Stock Options”) under the Public Company Stock Plans as of the close of business on the Business Day prior to the date of this Agreement, indicating, as of the date of this Agreement, with respect to each such Public Company Stock Option the name of the holder thereof, the Public Company Stock Plan under which it was granted, the number of shares of Public Company Common Stock subject to such Public Company Stock Option, the exercise price, the date of grant and the vesting schedule, including whether (and to what extent) the vesting will be accelerated in any way by the transactions contemplated by this Agreement or by termination of employment or change in position following consummation of the Transaction, and whether such Public Company Stock Option is intended to be an incentive stock option. As of the date of this Agreement, Public Company has reserved 219,748 shares of Public Company Common Stock for issuance to employees pursuant to Public Company’s 2017 Employee Stock Purchase Plan (the “Public Company ESPP”), of which 219,748 shares remain available for issuance thereunder as of the date hereof. Public Company has not granted, issued or authorized the grant or issuance of any Public Company Stock Options on the Business Day prior to the date of this Agreement or on the date of this Agreement. Public Company has made available to Merger Partner accurate and complete copies of all Public Company Stock Plans and the forms of all stock option agreements evidencing Public Company Stock Options.

(c) Section 4.2(c) of the Public Company Disclosure Schedule lists the number of shares of Public Company Common Stock reserved for future issuance pursuant to warrants or other outstanding rights (other than Public Company Stock Options) to purchase shares of Public Company Common Stock outstanding as of the close of business on the Business Day prior to the date of this Agreement (such outstanding warrants or other rights, the “Public Company Warrants”) and the agreement or other document under which such Public Company Warrants were granted, and the exercise price, the date of grant and the expiration date thereof. Public Company has made available to Merger Partner accurate and complete copies of the forms of agreements evidencing all Public Company Warrants.

(d) Except (i) as set forth in this Section 4.2 or in Article II, (ii) as reserved for future grants under Public Company Stock Plans, outstanding as of the close of business on the Business Day prior to the date of this Agreement and (iii) for the rights to acquire shares pursuant to the Public Company ESPP, (A) there are no equity securities of any class of Public Company, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (B) there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which Public Company or any of its Subsidiaries is a party or by which Public Company or any of its Subsidiaries is bound obligating Public Company or any of its Subsidiaries to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity interests of Public Company or any security or rights convertible into or exchangeable or exercisable for any such shares or other equity interests, or obligating Public Company or any of its Subsidiaries to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment or agreement. Public Company does not have any outstanding stock appreciation rights, phantom stock, performance based rights or similar rights or obligations. Other than the Public Company Support Agreement, neither Public Company nor any of its Affiliates is a party to or is bound by any, and to the knowledge of Public Company, there are no, agreements or understandings with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares of capital stock or other equity interests of Public Company. Except as contemplated by this Agreement or described in this Section 4.2(d), there are no registration rights to which Public Company or any of its Subsidiaries is a party or by which it or they are bound with respect to any equity security of any class of Public Company. Stockholders of Public Company are not entitled to dissenters’ or appraisal rights under applicable state law in connection with the Merger.

(e) All outstanding shares of Public Company Common Stock are, and all shares of Public Company Common Stock subject to issuance as specified in Sections 4.2(b) and 4.2(c) or pursuant to Article II, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or otherwise issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Public Company’s certificate of incorporation or bylaws, each as amended, or any agreement to which Public Company is a party or is otherwise bound. There are no obligations, contingent or otherwise, of Public Company or Merger Sub or any of their Subsidiaries to repurchase, redeem or otherwise acquire any shares of Public Company capital stock. All outstanding shares of Public Company Common Stock have been offered, issued and sold by Public Company in compliance with all applicable federal and state securities laws.

4.3 Subsidiaries.

(a) Section 4.3(a) of the Public Company Disclosure Schedule sets forth, for each Subsidiary of Public Company: (i) its name; (ii) the number and type of outstanding equity securities and a list of the holders thereof; and (iii) the jurisdiction of organization.

(b) Each Subsidiary of Public Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, that have not had, and are not reasonably likely to have, a Public Company Material Adverse Effect. All of the outstanding shares of capital stock and other equity securities or interests of each Subsidiary of Public Company are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and all such shares (other than directors’ qualifying shares in the case of non-U.S. Subsidiaries, all of which Public Company has the power to cause to be transferred for no or nominal consideration to Public Company or Public Company’s designee) are owned, of record and beneficially, by Public Company or another of its Subsidiaries free and clear of all Liens, claims, pledges, agreements or limitations in Public Company’s voting rights. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which Public Company or any of its Subsidiaries is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Subsidiary of Public Company. There are no outstanding stock appreciation, phantom stock or similar rights with respect to any Subsidiary of Public Company. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary of Public Company.

(c) Public Company has made available to Merger Partner complete and accurate copies of the charter, bylaws or other organizational documents, each as amended, of each Subsidiary of Public Company.

(d) Public Company does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity which is not a Subsidiary of Public Company. There are no obligations, contingent or otherwise, of Public Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of any Subsidiary of Public Company or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary of Public Company or any other entity, other than guarantees of bank obligations of Subsidiaries of Public Company entered into in the Ordinary Course of Business.

4.4 Authority; No Conflict; Required Filings and Consents.

(a) Each of Public Company and Merger Sub has all requisite corporate power and authority to enter into this Agreement and, subject only to the Public Company Stockholder Approval and the adoption of this Agreement by Public Company in its capacity as the sole stockholder of Merger Sub, to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Public Company Board, at a meeting duly called and held, by the unanimous vote of all directors in attendance, (i) determined that the Merger is fair to, and in the best interests of Public Company and its stockholders and (ii) directed that the Public Company Voting Proposal and, as applicable, the Other Public Company Voting Proposals, be submitted to the stockholders of Public Company for their approval and resolved to recommend that the stockholders of Public Company vote in favor of the approval of Public Company Voting Proposal and, as applicable, the Other Public Company Voting Proposals. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by Public Company and Merger Sub have been duly authorized by all necessary corporate action on the part of each of Public Company and Merger Sub, subject only to the required receipt of the Public Company Stockholder Approval and the adoption of this Agreement by Public Company in its capacity as the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by each of Public Company and Merger Sub and, assuming the due execution and delivery by Merger Partner, constitutes the valid and binding obligation of each of Public Company and Merger Sub, enforceable against Public Company and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The execution and delivery of this Agreement by each of Public Company and Merger Sub do not, and the consummation by Public Company and Merger Sub of the transactions contemplated by this Agreement shall not, (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation or bylaws of Public Company or Merger Sub or of the charter, bylaws or other organizational document of any other Subsidiary of Public Company, each as amended, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any Lien on Public Company’s or any of its Subsidiaries’ assets under any of the terms, conditions or provisions of any Contract required to be disclosed in Section 4.11(d) of the Public Company Disclosure Schedule, or (iii) subject to obtaining the Public Company Stockholder Approval and compliance with the requirements specified in clauses (i) through (vii) of Section 4.4(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to Public Company or any of its Subsidiaries or any of its or their properties or assets, except in the case of clauses (ii) and (iii) of this Section 4.4(b), for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations or losses that, individually or in the aggregate have not had, and are not reasonably likely to result in, the loss of a material benefit to, or in the creation of a material liability for, Public Company or would not reasonably be expected to result in a Public Company Material Adverse Effect. Section 4.4(b) of the Public Company Disclosure Schedule lists all consents, waivers and approvals under any of Public Company’s or any of its Subsidiaries’ agreements, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated by this Agreement, which, if individually or in the aggregate were not obtained, would result in a loss of a material benefit to, or the creation of any material liability for, Public Company, Merger Partner or the Surviving Corporation as a result of the Merger.

(c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity or any stock market or stock exchange on which shares of Public Company Common Stock are listed for trading is required by or with respect to Public Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Public Company or Merger Sub of the transactions contemplated by this Agreement, except for (i) the filing of the Certificate of Merger with the Delaware Secretary of State, (ii) the filing of the Registration Statement with the SEC in accordance with the Securities Act, (iii) the filing of the Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act, (iv) the filing of such reports, schedules or materials under Section 13 of or Rule 14a-12 under the Exchange Act and materials under Rule 165 and Rule 425 under the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby and thereby, (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the laws of any foreign country, (vi) the filing of an initial listing application for the Public Company Common Stock on Nasdaq with respect to the shares of Public Company Common Stock to be issued pursuant to this Agreement (the “Nasdaq Listing Application”) and (vii) such other consents, authorizations, orders, filings, approvals and registrations that, individually or in the aggregate, if not obtained or made, would not result in a loss of a material benefit to, or the creation of any material liability for, Public Company or Merger Partner as a result of the Merger.

(d) The affirmative vote in favor of (i) Public Company Voting Proposal and the approval of the issuance of the securities of Public Company in the Post-Closing Financing, by the holders of a majority of the shares of Public Company Common Stock present or represented by proxy and voting at the Public Company

Meeting and (ii) the Other Public Company Voting Proposals with respect to amendments to Public Company’s certificate of incorporation to effect the Reverse Stock Split and to change the name of Public Company to X4 Pharmaceuticals, Inc. immediately following the Effective Time, by the holders of a majority of the issued and outstanding shares of Public Company Common Stock as of the record date for the Public Company Meeting is the only vote of the holders of any class or series of Public Company’s capital stock or other securities of Public Company necessary to approve the Public Company Voting Proposal and the applicable Other Public Company Voting Proposals. There are no bonds, debentures, notes or other indebtedness of Public Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Public Company may vote.

4.5 SEC Filings; Financial Statements; Information Provided.

(a) Public Company has filed all registration statements, forms, reports, certifications and other documents required to be filed by Public Company with the SEC since October 20, 2017. All such registration statements, forms, reports and other documents, as amended prior to the date hereof, and those that Public Company may file after the date hereof until the Closing, are referred to herein as the “Public Company SEC Reports.” All of the Public Company SEC Reports (A) were or will be filed on a timely basis, (B) at the time filed (or if amended prior to the date hereof, when so amended), complied, or will comply when filed, as to form in all material respects with the requirements of the Securities Act and the Exchange Act applicable to such Public Company SEC Reports and (C) did not or will not at the time they were filed (or if amended prior to the date hereof, when so amended) or are filed contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Public Company SEC Reports or necessary in order to make the statements in such Public Company SEC Reports, in the light of the circumstances under which they were made, not misleading, in any material respect.

(b) Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Public Company SEC Reports at the time filed (or if amended prior to the date hereof, when so amended) (i) complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and at the dates involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented or will fairly present in all material respects the consolidated financial position of Public Company and its Subsidiaries as of the dates indicated and the consolidated assets, liabilities, business, financial condition, results of its operations and cash flows for the periods indicated, consistent with the books and records of Public Company and its Subsidiaries, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments. The consolidated balance sheet of Public Company as of September 30, 2018 is referred to herein as the “Public Company Balance Sheet.”

(c) PricewaterhouseCoopers LLP, Public Company’s current auditors, is and has been at all times since its engagement by Public Company (i) “independent” with respect to Public Company within the meaning of Regulation S-X and (ii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act (to the extent applicable) and the related rules of the SEC and the Public Company Accounting Oversight Board.

(d) The information in the Registration Statement to be supplied by or on behalf of Public Company for inclusion or incorporation by reference in the Registration Statement or to be included or supplied by or on behalf of Public Company for inclusion in any Regulation M-A Filing, shall not at the time the Registration Statement or any such Regulation M-A filing is filed with the SEC, at any time it is amended or supplemented or at the time the Registration Statement is declared effective by the SEC, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information to be supplied by or on behalf of Public Company for inclusion in the Proxy Statement/Prospectus to be sent to the stockholders of Public Company and Merger

Partner in connection with the Public Company Meeting, which information shall be deemed to include all information about or relating to Public Company, the Public Company Voting Proposal, the Other Public Company Voting Proposals, as applicable, or the Public Company Meeting, shall not, on the date the Proxy Statement/Prospectus is first mailed to stockholders of Public Company or Merger Partner, or at the time of the Public Company Meeting or at the Effective Time, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement/Prospectus not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Public Company Meeting that has become false or misleading.

(e) Public Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Public Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Public Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Public Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since October 20, 2017, Public Company’s principal executive officer and its principal financial officer have disclosed to Public Company’s auditors and the audit committee of the Public Company Board all known (i) significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adverse and materially affect the Company’s ability to record, process, summarize and report financial information, (ii) material weaknesses in the design and operation of internal controls over financial reporting, and (iii) any fraud, whether or not material, that involves the management or other employees who have a significant role in the Public Company’s internal controls over financial reporting. Each of the Public Company and its Subsidiaries have materially complied with or substantially addressed such deficiencies, material weaknesses and or fraud.

(f) Public Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act. Each required form, report and document containing financial statements that has been filed with or submitted to the SEC was accompanied by any certifications required to be filed or submitted by Public Company’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, any such certification complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Neither Public Company nor any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(g) Public Company is in compliance in all material respects with the applicable listing and other rules and regulations of Nasdaq.

(h) As of the date of this Agreement, the Public Company has timely responded to all comment letters of the staff of the SEC relating to the Public Company SEC Reports, and the SEC has not advised the Public Company that any final responses are inadequate, insufficient or otherwise non-responsive. The Public Company has made available to the Merger Partner true, correct and complete copies of all comment letters, written inquiries and enforcement correspondence between the SEC, on the one hand, and the Public Company and any of its Subsidiaries, on the other hand, occurring since October 20, 2017 and will, reasonably promptly following the receipt thereof, make available to the Company any such correspondence sent or received after the date hereof. To the knowledge of the Public Company, as of the date of this Agreement, none of the Public Company SEC Reports is the subject of ongoing SEC review or outstanding SEC comment.

(i) Each of the principal executive officer of the Public Company and the principal financial officer of the Public Company (or each former principal executive officer of the Public Company and each former principal financial officer of the Public Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Public Company SEC Reports, and the statements contained in such certifications were true and correct on the date such certifications were made. For purposes of this Section 4.2(g), “principal executive officer” and “principal financial officer” has the meanings given to such terms in the Sarbanes-Oxley Act.

(j) Neither the Public Company nor any of its Subsidiaries nor, to the knowledge of the Public Company, any director, officer, employee, or internal or external auditor of the Public Company or any of its Subsidiaries has received or otherwise had or obtained actual knowledge of any substantive material complaint, allegation, assertion or claim, whether written or oral, that the Public Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

4.6 No Undisclosed Liabilities. Public Company does not have any liability that is required to be set forth on a balance sheet of Public Company prepared in accordance with GAAP, which are, individually or in the aggregate, material to the business, results in operations or the financial condition of Public Company except for (a) liabilities shown on the Public Company Balance Sheet, (b) liabilities that have arisen or have been incurred since the date of the Public Company Balance Sheet in the Ordinary Course of Business, (c) liabilities for transaction expenses incurred in connection with the transactions contemplated by this Agreement and alternatives to such transactions, and (d) contractual and other liabilities incurred in the Ordinary Course of Business that are not required by GAAP to be reflected on a balance sheet.

4.7 Absence of Certain Changes or Events. During the period beginning on the date of the Public Company Balance Sheet and ending on the date hereof, Public Company and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business and, since such date, there has not been (i) any change, event, circumstance, development or effect that, individually or in the aggregate, has had, or is reasonably likely to have, a Public Company Material Adverse Effect or (ii) except for the execution and delivery of this Agreement, any other action or event that would have required the consent of Merger Partner pursuant to Section 5.2 (other than clause (A) of paragraph (j) or paragraphs (k) or (l) thereof) had such action or event occurred after the date of this Agreement.

4.8 Taxes.

(a) Each of Public Company and its Subsidiaries has properly filed on a timely basis all income and other material Tax Returns that it was required to file, and all such Tax Returns were true, correct and complete in all material respects. Each of Public Company and its Subsidiaries has paid on a timely basis all Taxes, whether or not shown on any Tax Return, that were due and payable. The unpaid Taxes of Public Company and each of its Subsidiaries for Tax periods through the date of the Public Company Balance Sheet do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Public Company Balance Sheet, and all unpaid Taxes of Public Company and each of its Subsidiaries for all Tax periods commencing after the date of the Public Company Balance Sheet arose in the Ordinary Course of Business. Neither Public Company nor any of its Subsidiaries is or has ever been a member of an affiliated group with which it has filed (or been required to file) consolidated, combined, unitary or similar Tax Returns, other than a group of which the common parent is Public Company. With the exception of customary commercial leases or contracts that are not primarily related to Taxes entered into in the Ordinary Course of Business and liabilities thereunder, neither Public Company nor any of its Subsidiaries (i) has any actual or potential liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any person other than Public Company or any of its Subsidiaries, or (ii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement. All material Taxes that Public Company or any of its Subsidiaries was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity, and each of Public Company and its Subsidiaries has complied with all information reporting and backup withholding requirements, including the maintenance of required records with respect thereto, in connection with amounts paid to any employee, independent contractor, creditor, or other third party.

(b) Public Company has delivered or made available to Merger Partner (i) complete and correct copies of all Tax Returns of Public Company and any of its Subsidiaries relating to Taxes for all taxable periods for which the applicable statute of limitations has not yet expired, (ii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of Public Company or any of its Subsidiaries relating to Taxes for all taxable periods for which the statute of limitations has not yet expired, and (iii) complete and correct copies of all material agreements, rulings, settlements or other Tax documents with or from any Governmental Entity relating to Tax incentives of Merger Partner or any of its Subsidiaries. No examination or audit of any Tax Return of Public Company or any of its Subsidiaries by any Governmental Entity is currently in progress or, to the knowledge of Public Company, threatened or contemplated. No deficiencies for Taxes of Public Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Entity in writing. Neither Public Company nor any of its Subsidiaries has been informed in writing by any jurisdiction in which Public Company or any of its Subsidiaries does not file a Tax Return that the jurisdiction believes that Public Company or any of its Subsidiaries was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction. Neither Public Company nor any of its Subsidiaries has (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect, (ii) requested any extension of time within which to file any Tax Return, other than routine extensions available as a matter of right which Tax Return has not yet been filed, or (iii) executed or filed any power of attorney with any taxing authority, which is still in effect.

(c) Neither Public Company nor any of its Subsidiaries has made any payment, is obligated to make any payment, or is a party to any agreement that could obligate it to make any payment that may be treated as an “excess parachute payment” under Section 280G of the Code (without regard to Sections 280G(b)(4) and 280G(b)(5) of the Code).

(d) Neither Public Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(e) Neither Public Company nor any of its Subsidiaries has distributed to its stockholders or security holders stock or securities of a controlled corporation, nor has stock or securities of Public Company or any of its Subsidiaries been distributed, in a transaction to which Section 355 of the Code applies (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.

(f) There are no Liens with respect to Taxes upon any of the assets or properties of Public Company or any of its Subsidiaries, other than with respect to Taxes not yet due and payable.

(g) Neither Public Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding foreign, state or local Tax laws), (ii) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax law), (iii) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) executed on or prior to the Closing Date, (iv) installment sale or other open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date, or (vi) any election made pursuant to Section 108(i) of the Code on or prior to the Closing Date.

(h) Neither Public Company nor any of its Subsidiaries has participated in any “reportable transaction” as defined in section 1.6011-4(b) of the Treasury Regulations or a “listed transaction” as set forth in section 301.6111-2(b)(2) of the Treasury Regulations or any analogous provision of state or local law.

(i) Neither Public Company nor any of its Subsidiaries (i) is a party to any joint venture, partnership, or other arrangement that is treated as a partnership for federal income Tax purposes or (ii) has made an entity classification (“check-the-box”) election under Section 7701 of the Code.

(j) Neither Public Company nor any of its Subsidiaries (i) is a stockholder of a “specified foreign corporation” (other than the Subsidiaries of Public Company) as defined in Section 965(e) of the Code (or any similar provision of state, local or foreign Law), or (ii) is a stockholder in a “passive foreign investment company” as defined in Section 1297 of the Code. None of Public Company’s Subsidiaries that are or have at any time been controlled foreign corporations (within the meaning of Section 957(c) of the Code) (i) has derived (or been treated for U.S. federal income Tax purposes as deriving) any material item of subpart F income (within the meaning of Section 952(a) of the Code, as determined after the application of Section 952(c) of the Code) in any year, or (ii) has made any investment in United States property (within the meaning of Section 956(c) of the Code) at any time. None of Public Company’s Subsidiaries was a deferred foreign income corporation as defined in Section 965(d)(1) of the Code with respect to Public Company or any of its Subsidiaries.

(k) Neither Public Company nor any of its Subsidiaries is subject to Tax in any country other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or other place of business in that country.

(l) All related party transactions involving Public Company or any of its Subsidiaries have been conducted at arm’s length in compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder and any comparable provisions of any other Tax law. Each of Public Company and its Subsidiaries has maintained documentation (including any applicable transfer pricing studies) in connection with such related party transactions in accordance with Sections 482 and 6662 of the Code and the Treasury Regulations promulgated thereunder and any comparable provisions of any other Tax law.

(m) Neither Public Company nor any of its Affiliates has taken or agreed to take any action, has omitted to take any action, or has any knowledge of any fact or circumstance, the taking, omission, or existence of which, as the case may be, that would reasonably be expected to prevent the Merger from constituting a transaction qualifying as a reorganization under Section 368(a) of the Code.

(n) Neither Public Company nor Merger Subsidiary is an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

4.9 Owned and Leased Real Properties.

(a) Neither Public Company nor any of its Subsidiaries owns or has ever owned any real property.

(b) Section 4.9(b) of the Public Company Disclosure Schedule sets forth a complete and accurate list of all real property leased, subleased or licensed by Public Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Public Company Leases”) and the location of the premises of such real property. Neither Public Company nor any of its Subsidiaries nor, to the knowledge of Public Company, any other party is in breach or default and no event has occurred, is pending or, to the knowledge of Public Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute any such breach or default under any of under any of the Public Company Leases, except where the existence of such defaults, individually or in the aggregate, has not had, and is not reasonably likely to result in, the loss of a material right or in a material liability of Public Company or any of its Subsidiaries. Neither Public Company nor any of its Subsidiaries leases, subleases or licenses any real property to any person other than Public Company and its Subsidiaries. Public Company has made available to Merger Partner complete and accurate copies of all Public Company Leases.

4.10 Intellectual Property.

(a) Section 4.10(a) of the Public Company Disclosure Schedule lists all Public Company Registrations, in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, and names of all current applicant(s) and registered owners(s), as applicable. All assignments of Public Company Registrations to Public Company have been properly executed and recorded, or are in process, and all issuance, renewal, maintenance and other payments that have become due with respect thereto have been timely paid by or on behalf of Public Company. To the knowledge of Public Company, all Public Company Registrations are valid and enforceable.

(b) There are no inventorship challenges, inter partes proceedings, opposition or nullity proceedings or interferences declared, commenced or provoked, or, to the knowledge of Public Company, threatened, with respect to any Patent Rights included in the Public Company Registrations. To the Knowledge of Public Company, Public Company has complied with its duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all patent and trademark applications filed by or on behalf of Public Company and has made no material misrepresentation in such applications. Public Company has no knowledge of any information that would preclude Public Company from having clear title to the Public Company Registrations.

(c) Public Company is the sole and exclusive owner of all Public Company Owned Intellectual Property, free and clear of any Liens, other than any joint owners of the Public Company Owned Intellectual Property are listed in Section 4.10(c) of the Public Company Disclosure Schedule.

(d) To Public Company’s knowledge, the Public Company Intellectual Property constitutes all Intellectual Property necessary to conduct Public Company’s business in the manner currently conducted and currently proposed by Public Company to be conducted in the future.

(e) Public Company has taken reasonable measures to protect the proprietary nature of each item of Public Company Owned Intellectual Property, and to maintain in confidence all trade secrets and confidential information comprising a part thereof. To Public Company’s knowledge, there has been no unauthorized disclosure of any third party proprietary or confidential information in the possession, custody or control of Public Company.

(f) To the knowledge of Public Company, the operations of Public Company and its Subsidiaries as currently conducted do not and have not in the past five years infringe(d) or misappropriate(d) the Intellectual Property rights of any individual or entity, or constitute(d) unfair competition or trade practices under the Laws of the jurisdiction in which such operations are conducted. To Public Company’s knowledge, no individual or entity has infringed, misappropriated or otherwise violated the Public Company Owned Intellectual Property or any rights under the Public Company Licensed Intellectual Property that are exclusively licensed to Public Company or any of its Subsidiaries, and neither Public Company nor any of its Subsidiaries has filed or threatened in writing any claims alleging that a third party or Worker has infringed, misappropriated or otherwise violated any Public Company Intellectual Property. No individual or entity has filed and served upon Public Company or any of its Subsidiaries or, to Public Company’s knowledge, threatened or otherwise filed any action or proceeding alleging that Public Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated any individual’s or entity’s Intellectual Property rights nor has Public Company or any of its Subsidiaries received any written notification that a license under any other individual’s or entity’s Intellectual Property is or may be required.

(g) To the knowledge of Public Company, no individual or entity (including any current or former Worker of Public Company) is infringing, violating, misappropriating, using in an unauthorized manner or disclosing in an unauthorized manner any of the Public Company Owned Intellectual Property or any Public Company Licensed Intellectual Property. Public Company has made available copies of all correspondence, analyses, legal opinions, complaints, claims, notices or threats prepared or received by Public Company concerning the infringement, violation or misappropriation of any Public Company Intellectual Property.

(h) Section 4.10(h) of the Public Company Disclosure Schedule identifies each license, covenant or other agreement pursuant to which Public Company has assigned, transferred, licensed, distributed or otherwise granted any right or access to any individual or entity, or covenanted not to assert any right, with respect to any past, existing or future Public Company Intellectual Property.

(i) Section 4.10(i) of the Public Company Disclosure Schedule identifies (i) each license or agreement pursuant to which Public Company has obtained rights to any Public Company Licensed Intellectual Property (excluding generally available, off the shelf software programs that are licensed by Public Company pursuant to “shrink wrap” licenses, the total fees associated with which are less than $10,000) and (ii) each agreement, contract, assignment or other instrument pursuant to which Public Company has obtained any joint or sole ownership interest in or to each item of Public Company Owned Intellectual Property.

(j) To Public Company’s knowledge, no Worker of Public Company or any of its Subsidiaries is in material default or breach of any term of any employment Contract, non-disclosure Contract, assignment of invention Contract or similar Contract between such Worker and Public Company or its Subsidiary, as applicable, relating to the protection, ownership, development, use or transfer of Public Company Intellectual Property. Each Worker of Public Company or its Subsidiary has executed an employment Contract, non-disclosure Contract, assignment of invention Contract or similar Contract assigning to Public Company or its Subsidiary, as the case may be, of any Public Company Owned Intellectual Property that was conceived, developed or created for Public Company or any of its Subsidiaries by such Worker.

(k) Neither the negotiation, execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereby, will result in (i) a material breach of or default under any agreement to which Public Company is a party governing any Public Company Intellectual Property, (ii) an impairment of the rights of Public Company in or to any Public Company Intellectual Property or portion thereof, (iii) the grant or transfer to any third party of any new license or other interest under, the abandonment, assignment to any third party, or modification or loss of any right with respect to, or the creation of any Lien on, any Public Company Intellectual Property, (iv) Public Company or any of its Affiliates being obligated to pay any penalty or new or increased royalty or fee to any individual or entity under any agreement governing any Public Company Intellectual Property, or (v) Public Company or any of its Affiliates being (A) bound by or subject to any noncompete or licensing obligation or covenant not to sue or (B) obligated to license any of its Intellectual Property to (or obligated not to assert its Intellectual Property against) any individual or entity, except in the case of clauses (i) and (ii) of this Section 4.10(k), for any such breach, default or impairment that, individually or in the aggregate have not had, and are not reasonably likely to result in, the loss of a material benefit to, or in the creation of a material liability for, Public Company.

(l) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Public Company Intellectual Property” shall mean the Public Company Owned Intellectual Property and the Public Company Licensed Intellectual Property.

(ii) “Public Company Licensed Intellectual Property” shall mean all Intellectual Property that is licensed to Public Company or any of its Subsidiaries by any individual or entity other than Public Company or any of its Subsidiaries.

(iii) “Public Company Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by Public Company or any of its Subsidiaries, in whole or in part.

(iv) “Public Company Registrations” shall mean Intellectual Property Registrations that are registered or filed in the name of Public Company, alone or jointly with others.

4.11 Contracts.

(a) As of the date of this Agreement, there are no Contracts that are material contracts (as defined in Item 601(b)(10) of Regulation S-K) with respect to Public Company, other than those Contracts identified or described in the Public Company SEC Reports filed prior to the date hereof.

(b) Public Company has not entered into any transaction that would be subject to proxy statement disclosure pursuant to Item 404 of Regulation S-K other than as disclosed in an SEC Report filed prior to the date hereof.

(c) Neither Public Company nor any of its Subsidiaries is a party to any agreement under which a third party would be entitled to receive a license or any other right to Public Company Intellectual Property as a result of the transactions contemplated by this Agreement.

(d) Section 4.11(d) of the Public Company Disclosure Schedule lists the following Contracts of Public Company and its Subsidiaries in effect as of the date of this Agreement:

(i) any Contract (or group of related Contracts) for the purchase or sale of products or for the furnishing or receipt of services (A) which calls for performance over a period of more than 180 days from the date of this Agreement, (B) which involves an aggregate of more than $150,000 or (C) in which Public Company or any of its Subsidiaries has granted manufacturing rights, “most favored nation” pricing provisions or marketing or distribution rights relating to any products or territory or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a particular party;

(ii) any Contract under which the consequences of a default or termination would reasonably be likely to have a Public Company Material Adverse Effect;

(iii) any Contract that could reasonably be expected to have the effect of prohibiting or impairing the conduct of the business of Merger Partner or any of its Subsidiaries or Public Company or any of its Subsidiaries as currently conducted;

(iv) any Contract under which Public Company or any of its Subsidiaries is restricted from selling, licensing or otherwise distributing any of its technology or products, or providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or any segment of the market or line of business;

(v) any dealer, distribution, joint marketing, joint venture, joint development, partnership, strategic alliance, collaboration, development agreement or outsourcing arrangement;

(vi) any Contract for the conduct of research studies, pre-clinical or clinical studies, manufacturing, distribution, supply, marketing or co-promotion of any products in development by or which has been or which is being marketed, distributed, supported, sold or licensed out, in each case by or on behalf of Public Company or any of its Subsidiaries; and

(vii) any Contract that would entitle any third party to receive a license or any other right to Intellectual Property of Merger Partner or any of Merger Partner’s Affiliates following the Closing.

(e) Public Company has made available to Merger Partner a complete and accurate copy of each Contract listed in Sections 4.10(a), 4.10(h), 4.10(i) and 4.11(d) of the Public Company Disclosure Schedule. With respect to each Contract so listed and those Contracts identified or described in the Public Company SEC Reports filed prior to the date hereof: (i) the Contract is legal, valid, binding and enforceable and in full force and effect against Public Company and/or its Subsidiaries, as applicable, and, to the knowledge of Public Company, against each other party thereto, as applicable, subject to the Bankruptcy and Equity Exception; (ii) the Contract will continue to be legal, valid, binding and enforceable and in full force and effect against Public Company and/or its Subsidiaries, as applicable, and, to the knowledge of Public Company, against each other party thereto, immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing (other than any such Contracts that expire or terminate before such time in accordance with their terms and not as a result of a breach or default by Public Company or any of its Subsidiaries), in each case subject to the Bankruptcy and Equity Exception and except to the extent the failure to be in full force and effect, individually or in the aggregate, would not reasonably be likely to have a Public Company Material Adverse Effect; and (iii) none of Public Company, its Subsidiaries nor, to the knowledge of Public Company, any other party, is in breach or violation of, or default under, any such Contract, and no event has occurred, is pending or, to the knowledge of Public Company, is threatened, which, with or without notice or lapse of time, or both, would constitute a breach or default by Public Company, its Subsidiaries or, to the knowledge of Public Company, any other party under such Contract, except for such breaches, violations or defaults that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Public Company Material Adverse Effect.

4.12 Litigation. There is no action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator that is pending or, to the knowledge of Public Company, threatened or reasonably anticipated against Public Company or any of its Subsidiaries that (a) seeks either damages in excess of $100,000 or equitable relief or (b) in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement, except for such actions, suits, proceedings, claims, arbitrations or investigations first arising after the date of this Agreement that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Public Company Material Adverse Effect. There are no material judgments, orders or decrees outstanding against Public Company or any of its Subsidiaries.

4.13 Environmental Matters. Except for such matters that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Public Company Material Adverse Effect:

(i) Public Company and its Subsidiaries have complied with all applicable Environmental Laws;

(ii) to the knowledge of Public Company, the properties currently owned, leased or operated by Public Company and its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances;

(iii) to the knowledge of Public Company, the properties formerly owned, leased or operated by Public Company or any of its Subsidiaries were not contaminated with Hazardous Substances during the period of ownership, use or operation by Public Company or any of its Subsidiaries;

(iv) neither Public Company nor any of its Subsidiaries are subject to liability for any Hazardous Substance disposal or contamination on the property of any third party; and

(v) neither Public Company nor any of its Subsidiaries have released any Hazardous Substance into the environment.

(b) As of the date of this Agreement, neither Public Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that Public Company or any of its Subsidiaries may be in violation of, liable under or have obligations under, any Environmental Law.

(c) Neither Public Company nor any of its Subsidiaries is subject to any written orders, decrees, injunctions or other arrangements with any Governmental Entity or is subject to any indemnity or other written agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances.

4.14 Employee Benefit Plans.

(a) Section 4.14(a) of the Public Company Disclosure Schedule sets forth a complete and accurate list of all Employee Benefit Plans maintained, or contributed to, by Public Company or any of its Subsidiaries or any of their respective ERISA Affiliates for the benefit of, any current or former employee or other service provider of Public Company or any of its Subsidiaries (together, the “Public Company Employee Plans”).

(b) Each Public Company Employee Plan has been established, maintained and administered in all material respects in accordance with its terms, ERISA, the Code and all other applicable laws and the regulations thereunder and each of Public Company and its Subsidiaries and their respective ERISA Affiliates has performed all material obligations with respect to such Public Company Employee Plan and has made all required contributions thereto (or reserved such contributions on the Public Company Balance Sheet). Public Company and its Subsidiaries and each of their respective ERISA Affiliates and each Public Company Employee Plan are in compliance in all material respects with the currently applicable provisions of ERISA and the Code and the regulations thereunder (including Section 4980B of the Code, Subtitle K, Chapter 100 of the Code and Sections 601 through 608 and Section 701 et seq. of ERISA). All filings and reports as to each Public Company Employee Plan required to have been submitted to the IRS or to the United States Department of Labor have been timely submitted. There is no audit, investigation or other proceeding (including any voluntary correction application) pending against or involving any Public Company Employee Plan. There have been no events with respect to any Public Company Employee Plan that could reasonably be expected to result in payment or assessment by or against Public Company or any of its Subsidiaries of any Taxes, including (but without limitation) any excise Taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E, 4980H or 5000 of the Code. With respect to the Public Company Employee Plans, no event has occurred, and to the knowledge of Public Company, there exists no condition or set of circumstances (other than routine claims for benefits) in connection with which Public Company or any of its Subsidiaries could be subject to any liability that is reasonably likely, individually or in the aggregate, to have a Public Company Material Adverse Effect under ERISA, the Code or any other applicable law.

(c) With respect to the Public Company Employee Plans, there are no benefit obligations for which contributions have not been made or properly accrued and there are no benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP, on the financial statements of Public Company, which obligations are reasonably likely, individually or in the aggregate, to have a Public Company Material Adverse Effect. The assets of each Public Company Employee Plan that is funded are reported at their fair market value on the books and records of such Public Company Employee Plan.

(d) All Public Company Employee Plans that are intended to be qualified under Section 401(a) of the Code have received determination letters from the IRS to the effect that such Public Company Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a) of the Code, respectively, of the Code, no such determination letter has been revoked and revocation has not been threatened, and no such Public Company Benefit Plan has been amended or operated since the date of its most recent determination letter or application therefor in any respect, and no act or omission has occurred, that would adversely affect its qualification or materially increase its cost.

(e) Neither Public Company nor any of its Subsidiaries nor any of their respective ERISA Affiliates has (i) ever maintained a Public Company Employee Benefit Plan that was ever subject to Section 412 of the Code or Title IV of ERISA or (ii) ever been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA). No Public Company Employee Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Public Company Employee Plan holds securities issued by Public Company or any of its Subsidiaries or any of their respective ERISA Affiliates. No Public Company Employee Plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(f) There are no loans or extensions of credit by Public Company, any of its Subsidiaries or any of their respective ERISA Affiliate to any employee or any other service provider to Public Company or any of its Subsidiaries.

(g) Public Company and its Subsidiaries are in compliance with all applicable provisions of the Affordable Care Act, including reporting requirements and all requirements relating to eligibility waiting periods and the offer of or provision of minimum essential coverage that is compliant with Section 36B(c)(2)(C) of the Code and the regulations issued thereunder to full-time employees as defined in Section 4980H(b)(4) of the Code and the regulations issued thereunder. No material excise tax or penalty under the Affordable Care Act, including Section 4980H of the Code, is outstanding, has accrued, or has arisen and there has been no change in health plan terms or coverage that would reasonably be expected to attract an excise tax under Section 4980H of the Code for the current year. None of Public Company nor its Subsidiaries has received any notification from any Governmental Entity concerning potential liability under the Affordable Care Act.

(h) Each Public Company Employee Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) materially complies in form and operation with Section 409A of the Code and all IRS regulations and other guidance thereunder. No event has occurred that would be treated by Section 409A(b) of the Code as a transfer of property for purposes of Section 83 of the Code. Since January 1, 2005, no stock option or equity unit option granted under any Public Company Employee Plan has an exercise price that has been or may be less than the fair market value of the underlying stock or equity units (as the case may be) as of the date such option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option. No nonqualified deferred compensation plan has been administered in a manner that would cause an excise tax to apply to payments to plan participants.

4.15 Compliance With Laws. Public Company and each of its Subsidiaries has complied in all material respects with, is not in material violation of, and, as of the date of this Agreement, has not received any notice alleging any material violation with respect to, any applicable provisions of any statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its properties or assets.

4.16 Permits and Regulatory Matters.

(a) Public Company and each of its Subsidiaries have all material Permits required to conduct their businesses as currently conducted, including all such Permits required by any Regulatory Authority, or any other Governmental Entity exercising comparable authority (the “Public Company Authorizations”).

(b) Public Company and its Subsidiaries are in compliance in all material respects with the terms of the Public Company Authorizations. No Public Company Authorization shall cease to be effective as a result of the consummation of the transactions contemplated by this Agreement.

(c) All manufacturing, processing, distribution, labeling, storage, testing, clinical trials, specifications, sampling, sale or marketing of products performed by or on behalf of Public Company or any of its Subsidiaries are in compliance in all material respects with all applicable laws, rules, regulations (including all requirements relating to Good Manufacturing Practices, Good Clinical Practices and Good Laboratory Practices) or orders issued by the FDA or any other Governmental Entity exercising comparable authority. As of the date of this Agreement, neither Public Company nor any of its Subsidiaries has received any written notices or other correspondence from the FDA or any other Governmental Entity exercising comparable authority, and to the knowledge of Public Company there is no action or proceeding pending or threatened (including any prosecution, injunction, seizure, civil fine, suspension or recall), in each case alleging that Public Company or any of its Subsidiaries is in material noncompliance with any and all applicable laws, regulations or orders implemented by the FDA or any other Governmental Entity exercising comparable authority.

(d) To Public Company’s knowledge, all preclinical studies and clinical trials sponsored by Public Company are being conducted in compliance in all material respects with applicable laws, including, as applicable, Good Clinical Practices and Good Laboratory Practices requirements and privacy laws. Public Company has not received any written notices from any Government Entity, institutional review board, independent ethics committee, data and safety monitoring board, or other oversight body with respect to any clinical trials or pre-clinical studies requiring the termination, suspension or material modification of such studies or trials and, to Public Company’s knowledge, there are no facts that would reasonably give rise to such an action.

(e) There are no seizures, recalls, market withdrawals, field notifications or corrective actions, notifications of misbranding or adulteration, destruction orders, safety alerts or similar actions relating to the safety or efficacy of any products marketed or sold by Public Company or any of its Subsidiaries being conducted, requested in writing or, to the knowledge of Public Company, threatened by the FDA or any other Governmental Entity exercising comparable authority. Public Company has not, either voluntarily or involuntarily, initiated, conducted or issued or caused to be initiated, conducted or issued any recall, market withdrawal, safety alert or other similar notice or action relating to the alleged lack of safety or efficacy of any products marketed or sold by Public Company or any of its Subsidiaries.

(f) The preclinical studies and clinical trials conducted by or on behalf of Public Company or any of its Subsidiaries were and, if still pending, are being conducted in all material respects in accordance with experimental protocols, procedures and controls pursuant to, where applicable, accepted professional and scientific standards; and, as of the date of this Agreement, neither Public Company nor any of its Subsidiaries has received any written notices or correspondence from the FDA or any other Governmental Entity exercising comparable authority requiring the termination, clinical hold or partial clinical hold, suspension or material modification of any preclinical studies or clinical trials conducted by or on behalf of Public Company or any of its Subsidiaries.

4.17 Employees.

(a) All current and past key employees of Public Company or any of its Subsidiaries have entered into confidentiality and assignment of inventions agreements with Public Company, a copy or form of which has previously been made available to Merger Partner. To the knowledge of Public Company, as of the date of this Agreement, no employee of Public Company or any Subsidiary of Public Company is in violation of any term of any patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Public Company or any of its Subsidiaries because of the nature of the business currently conducted by Public Company or any of its Subsidiaries or to the use of trade secrets or proprietary information of others. To the knowledge of Public Company, as of the date of this Agreement, no key employee or group of employees has any plans to terminate employment with Public Company or its Subsidiaries.

(b) Neither Public Company nor any of its Subsidiaries is or has been a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. Neither Public Company nor any of its Subsidiaries is or has been the subject of any proceeding asserting that Public Company or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization, nor is there or has there been pending or, to the knowledge of Public Company, threatened, any labor strike, dispute, walkout, work stoppage, slow-down or lockout involving Public Company or any of its Subsidiaries.

(c) To the knowledge of Public Company, Public Company and its Subsidiaries are and have been in material compliance with all applicable Laws related to employment (including verification of employment eligibility), employment practices, terms and conditions of employment and wages and hours (including, without limitation, classification of employees) with respect to any employee (as defined by, or determined in accordance with, applicable Laws). To the knowledge of Public Company, all employees of Public Company and its Subsidiaries are citizens or lawful permanent residents of the United States.

(d) Neither Public Company nor any of its Subsidiaries has received written notice of any charge or complaint pending before the Equal Employment Opportunity Commission or other Governmental Entity alleging unlawful discrimination, harassment, retaliation or any other violation of or non-compliance with applicable Law relating to the employment, treatment, or termination of any employees of Public Company or any of its Subsidiaries, nor, to the knowledge of Public Company, has any such charge been threatened. No current or former employee of Public Company or any of its Subsidiaries has, pursuant to internal complaint procedures, made a written complaint of discrimination, retaliation or harassment, nor to Public Company’s knowledge, has an oral complaint of any of the foregoing been made.

(e) Neither Public Company nor any of its Subsidiaries has caused a plant closing as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) affecting any site of employment or one or more operating units within any site of employment, or a mass layoff as defined in the WARN Act, nor have any of the foregoing been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar foreign, state or local Law.

4.18 Insurance. Public Company and its Subsidiaries maintain insurance policies (the “Public Company Insurance Policies”), including insurance covering directors and officers for securities law and other customary liabilities, with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. Each Public Company Insurance Policy is in full force and effect. None of the Public Company Insurance Policies shall terminate or lapse (or be affected in any other adverse manner) by reason of any of the transactions contemplated by this Agreement. Public Company and each of its Subsidiaries have complied in all material respects with the provisions of each Public Company Insurance Policy under which it is the insured party. No insurer under any Public Company Insurance Policy has cancelled or generally disclaimed liability under any such policy or indicated to Public Company any written intent to do so or not to renew any such policy. All claims under the Public Company Insurance Policies have been filed in a timely fashion.

4.19 Opinion of Financial Advisor. The financial advisor of Public Company, Leerink Partners LLC (the “Public Company Financial Advisor”), has delivered to Public Company an opinion dated the date of this Agreement to the effect, as of such date, that the number of shares of Public Company Common Stock to be paid by Public Company to holders of Merger Partner Capital Stock pursuant to this Agreement is fair to Public Company from a financial point of view, a signed copy of which opinion will be delivered to Merger Partner within one (1) Business Day following the date of this Agreement.

4.20 Section 203 of the DGCL. Assuming the accuracy of the representations and warranties of Merger Partner in Section 3.24, the Public Company Board has taken all actions so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in Section 203) shall not apply to the execution, delivery or performance of this Agreement, the Public Company Support Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement or the Public Company Support Agreement.

4.21 Brokers; Fees and Expenses. No agent, broker, investment banker, financial advisor or other firm or person is or shall be entitled, as a result of any action, agreement or commitment of Public Company or any of its Subsidiaries, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement, except the Public Company Financial Advisor. Public Company has made available to Merger Partner a complete and accurate copy of all agreements pursuant to which the Public Company Financial Advisor is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement. Public Company is not a party to any agreements with the Public Company Financial Advisor providing the Public Company Financial Advisor with any rights after the Closing that have not been made available to Merger Partner. In addition, Public Company is not a party to any other agreements with any agent, broker, investment banker, financial advisor or other similar firm or person that have not been made available to Merger Partner and which grant to such person rights after the Closing.

4.22 Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

4.23 Controls and Procedures, Certifications and Other Matters.

(a) Public Company and each of its Subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal control over financial reporting designed to provide assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Public Company and to maintain accountability for Public Company’s consolidated assets, (iii) access to assets of Public Company and its Subsidiaries is permitted only in accordance with management’s authorization, (iv) the reporting of assets of Public Company and its Subsidiaries is compared with existing assets at regular intervals and (v) accounts, notes and other receivables and inventory were recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(b) Public Company maintains disclosure controls and procedures required by Rules 13a-15 or 15d-15 under the Exchange Act, and such controls and procedures are effective to ensure that all material information concerning Public Company and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of Public Company’s filings with the SEC and other public disclosure documents.

(c) Neither Public Company nor any of its Subsidiaries has, since Public Company became subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act, extended or maintained credit, arranged for the extension of credit, modified or renewed an extension of credit, in the form of a personal loan or otherwise, to or for any director or executive officer of Public Company. Section 4.23(c) of the Public Company Disclosure Schedule identifies any loan or extension of credit maintained by Public Company to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

4.24 Books and Records. The minute books and other similar records of Public Company contain complete and accurate records of all actions taken at any meetings of Public Company’s stockholders, Board of Directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting. The books and records of Public Company accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of Public Company and have been maintained in accordance with good business and bookkeeping practices.

4.25 Subsidies. All governmental, state or regional subsidies granted to Public Company or any of its Subsidiaries were used in accordance with applicable provisions of any statute, law or regulation or any other public orders or conditions imposed or related to them in conjunction with their granting and, in particular, all conditions imposed by the respective Governmental Entities have been fulfilled and observed. Neither Public Company nor any of its Subsidiaries is under any further obligation to perform any services with regard to such subsidies and no such subsidies have to be repaid by Public Company or any of its Subsidiaries as a result of the negotiation, execution, delivery or performance of this Agreement, or the consummation of the transactions contemplated hereby or any other reason.

4.26 Data Protection. Public Company and its Subsidiaries have fully complied at all material times and currently fully comply with any data protection and privacy legislation applicable to their businesses including (i) the requirements relating to notification and/or registration of processing of personal data with any applicable national data protection regulator, (ii) all subject information requests from data subjects, (iii) where necessary, the obtaining of consent to data processing and/or direct marketing activity, and (iv) where necessary, the obtaining of any approval, consultation and/or agreement of any applicable works councils or such similar worker representation bodies. Neither Public Company nor any of its Subsidiaries has received any notice or complaint from any individual, third party and/or regulatory authority alleging non-compliance with any applicable data protection and privacy legislation (including any prohibition or restriction on the transfer of data to any jurisdiction) or claiming compensation for or an injunction in respect of non-compliance with any applicable data protection and privacy legislation.

4.27 Certain Business Relationships With Affiliates. No Affiliate of Public Company or of any of its Subsidiaries (a) owns any property or right, tangible or intangible, which is used in the business of Public Company or any of its Subsidiaries, (b) to the knowledge of Public Company, has any claim or cause of action against Public Company or any of its Subsidiaries or (c) owes any money to, or is owed any money by, Public Company or any of its Subsidiaries. Section 4.27 of the Public Company Disclosure Schedule describes any material Contracts between Public Company and any Affiliate thereof which were entered into or have been in effect at any time since July 15, 2014, other than (i) any employment Contracts, invention assignment agreements and other Contracts entered into in the Ordinary Course of Business relating to employment, or (ii) Contracts relating to stock purchases and awards, stock options and other equity arrangements, in each case relating to compensation.

4.28 No Other Representations or Warranties. Each of Public Company and Merger Sub hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, none of Merger Partner nor any other person on behalf of Merger Partner makes any express or implied representation or warranty with respect to Merger Partner or with respect to any other information provided to Public Company, Merger Sub or any of their Affiliates in connection with the transactions contemplated hereby, and (subject to the express representations and warranties of Merger Partner set forth in Article III (in each case as qualified and limited by the Merger Partner Disclosure Schedule)) none of Public Company, Merger Sub or any of their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other person, has relied on any such information (including the accuracy or completeness thereof).

ARTICLE V

CONDUCT OF BUSINESS

5.1 Covenants of Merger Partner. Except as set forth in Section 5.1 of the Merger Partner Disclosure Schedule or as expressly provided herein or as consented to in writing by Public Company (which consent shall not be unreasonably withheld, conditioned or delayed), from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, Merger Partner shall, and shall cause each of its Subsidiaries to, act and carry on its business in the Ordinary Course of Business, pay its debts and Taxes and perform its other obligations when due (subject to good faith disputes over such debts, Taxes or obligations), comply with applicable laws, rules and regulations, and use commercially reasonable efforts, consistent in all material respects with past practices, to maintain and preserve its and each of its Subsidiaries’ business organization, assets and properties, keep available the services of its present officers and key employees and preserve its advantageous business relationships with customers, strategic partners, suppliers, distributors and others having business dealings with it. Without limiting the generality of the foregoing, except as set forth in Section 5.1 of the Merger Partner Disclosure Schedule, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, Merger Partner shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following without the prior written consent of Public Company (which consent shall not, in the case of the actions set forth in clauses (k) and (l) of this Section 5.1, be unreasonably withheld, conditioned or delayed):

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned Subsidiary of Merger Partner to its parent); (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, other than, in the case of this clause (iii), from former employees, directors and consultants in accordance with agreements in effect on the date of this Agreement providing for the repurchase of shares at no more than the purchase price thereof in connection with any termination of services to Merger Partner or any of its Subsidiaries;

(b) except as permitted by Section 5.1(l), issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities (other than the issuance of shares of Merger Partner Common Stock upon the exercise of Merger Partner Stock Options or shares of Merger Partner Common Stock or Merger Partner Preferred Stock upon exercise of Merger Partner Warrants, in each case, outstanding on the date of this Agreement and set forth in Section 3.2(c) or Section 3.2(d) of the Merger Partner Disclosure Schedule in accordance with their present terms (including cashless exercises), or Merger Partner Stock Options granted as contemplated by Section 5.1(l));

(c) amend its certificate of incorporation, bylaws or other comparable charter or organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split or reverse stock split or form any new Subsidiary or acquire any equity interest or other interest in any other person;

(d) except for purchases of inventory, raw materials and equipment in the Ordinary Course of Business, acquire (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (ii) any assets that are material, in the aggregate, to Merger Partner and its Subsidiaries, taken as a whole;

(e) sell, lease, license, pledge, or otherwise dispose of or encumber any properties or assets of Merger Partner or of any of its Subsidiaries;

(f) whether or not in the Ordinary Course of Business, sell, dispose of or otherwise transfer any assets material to Merger Partner and its Subsidiaries, taken as a whole (including any accounts, leases, contracts or Intellectual Property or any assets or the stock of any of its Subsidiaries, but excluding the sale or license of products in the Ordinary Course of Business);

(g) (i) incur or suffer to exist any indebtedness for borrowed money other than such indebtedness that existed as of the date of the Merger Partner Balance Sheet to the extent reflected on the Merger Partner Balance Sheet or guarantee any such indebtedness of another person, (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of Merger Partner or any of its Subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances (other than routine advances to employees of Merger Partner in the Ordinary Course of Business) or capital contributions to, or investment in, any other person, other than Merger Partner or any of its direct or indirect wholly owned Subsidiaries or (iv) enter into any hedging agreement or other financial agreement or arrangement designed to protect Merger Partner or its Subsidiaries against fluctuations in commodities prices or exchange rates;

(h) make any capital expenditures or other expenditures with respect to property, plant or equipment in excess of $100,000 in the aggregate for Merger Partner and its Subsidiaries, taken as a whole, other than as set forth in Merger Partner’s budget for capital expenditures previously made available to Public Company or the specific capital expenditures disclosed and set forth in Section 5.1(h) of the Merger Partner Disclosure Schedule;

(i) make any changes in accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve;

(j) except (i) in the Ordinary Course of Business or (ii) terminations as a result of the expiration of any contract that expires in accordance with its terms, (A) modify or amend in any material respect, or terminate, any material contract or agreement to which Merger Partner or any of its Subsidiaries is party, or (B) knowingly waive, release or assign any material rights or claims (including any write-off or other compromise of any accounts receivable of Merger Partner of any of its Subsidiaries);

(k) (i) enter into any material contract or agreement relating to the rendering of services or the distribution, sale or marketing by third parties of the products, of, or products licensed by, Merger Partner or any of its Subsidiaries or (ii) license any material Intellectual Property rights to or from any third party;

(l) except as required to comply with applicable law or agreements, plans or arrangements existing on the date hereof and either disclosed in the Merger Partner Disclosure Schedules or not required by this Agreement to be so disclosed, (i) take any action with respect to, adopt, enter into, terminate (other than terminations for cause) or amend any employment, severance or similar agreement or benefit plan for the benefit or welfare of any current or former director, officer, employee or consultant or any collective bargaining agreement, (ii) increase in any material respect the compensation or fringe benefits of, or pay any material bonus to, any director, officer, employee or consultant (except for annual increases of the salaries of non-officer employees in the Ordinary Course of Business), (iii) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding options or restricted stock awards, (iv) pay any material benefit not provided for as of the date of this Agreement under any benefit plan, (v) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder), except for the grant of options to purchase Merger Partner Common Stock to new hires, which grants shall not exceed 2,200,000 shares in the aggregate and 500,000 shares to any one person, and which options shall have an exercise price equal to the fair market value of Merger Partner Common Stock on the date of grant (determined in a manner consistent with Merger Partner’s existing practice for establishing fair market value for option grants and which options shall otherwise be upon Merger Partner’s customary terms) or (vi) take any action other than in the Ordinary Course of Business to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan;

(m) make or change any material Tax election, change an annual accounting period, enter into any closing agreement, waive or extend any statute of limitations with respect to Taxes, settle or compromise any material Tax liability, claim or assessment, surrender any right to claim a refund of material Taxes, or amend any income or other material Tax Return;

(n) commence any offering of shares of Merger Partner Common Stock pursuant to any Employee Stock Purchase Plan;

(o) initiate, compromise or settle any material litigation or arbitration proceeding;

(p) open or close any facility or office;

(q) fail to use commercially reasonable efforts to maintain insurance at levels substantially comparable to levels existing as of the date of this Agreement;

(r) fail to pay accounts payable and other obligations in the Ordinary Course of Business;

(s) suspend any clinical trials sponsored by Merger Partner or involving any products marketed or in development by Merger Partner; or

(t) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions or any action that would make any representation or warranty of Merger Partner in this Agreement untrue or incorrect in any material respect, or would materially impair, delay or prevent the satisfaction of any conditions in Article VII hereof.

5.2 Covenants of Public Company. Except as set forth in Section 5.2 of the Public Company Disclosure Schedule or as expressly provided herein or as consented to in writing by Merger Partner (which consent shall not be unreasonably withheld, conditioned or delayed), from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, Public Company shall, and shall cause each of its Subsidiaries to, act and carry on its business in the Ordinary Course of Business, pay its debts and Taxes and perform its other obligations when due (subject to good faith disputes over such debts, Taxes or obligations), comply with applicable laws, rules and regulations, and, use commercially reasonable efforts, consistent in all material respects with past practices, to maintain and preserve its and each of its Subsidiaries’ business organization, assets and properties, keep available the services of its present officers and key employees and preserve its advantageous business relationships with customers, strategic partners, suppliers, distributors and others having business dealings with it. Without limiting the generality of the foregoing, except as set forth in Section 5.2 of the Public Company Disclosure Schedule from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, Public Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following without the prior written consent of Merger Partner (which consent shall not, in the case of the actions set forth in clauses (k) and (l) of this Section 5.2, be unreasonably withheld, conditioned or delayed):

(a) (i) declare, set aside, or pay any dividends on, or make any other distributions (whether in cash, securities, or other property) in respect of, any of its capital stock; (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, other than, in the case of this clause (ii), from former employees, directors and consultants in accordance with agreements in effect on the date of this Agreement providing for the repurchase of shares in connection with any termination of services to Public Company or any of its Subsidiaries;

(b) issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities (in each case other than the issuance of shares of Public Company Common Stock upon the exercise of Public Company Stock Options or Public Company Warrants outstanding on the date of this Agreement and set forth in Section 4.2(b) or Section 4.2(c) of the Public Company Disclosure Schedule in accordance with their present terms (including cashless exercises);

(c) amend its certificate of incorporation, bylaws or other comparable charter or organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split or reverse stock split or form any new Subsidiary or acquire any equity interest or other interest in any other person;

(d) except for purchases of inventory and raw materials in the Ordinary Course of Business, acquire (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (ii) any assets that are material, in the aggregate, to Public Company and its Subsidiaries, taken as a whole;

(e) sell, lease, license, pledge, or otherwise dispose of or encumber any properties or assets of Public Company or of any of its Subsidiaries;

(f) whether or not in the Ordinary Course of Business, sell, dispose of or otherwise transfer any assets material to Public Company and its Subsidiaries, taken as a whole (including any accounts, leases, contracts or Intellectual Property or any assets or the stock of any of its Subsidiaries, but excluding the sale or license of products in the Ordinary Course of Business);

(g) (i) incur or suffer to exist any indebtedness for borrowed money other than such indebtedness that existed as of the date of the Public Company Balance Sheet to the extent reflected on the Public Company Balance Sheet or guarantee any such indebtedness of another person, (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of Public Company or any of its Subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances (other than routine advances to employees of Public Company in the Ordinary Course of Business) or capital contributions to, or investment in, any other person, other than Public Company or any of its direct or indirect wholly owned Subsidiaries or (iv) enter into any hedging agreement or other financial agreement or arrangement designed to protect Public Company or its Subsidiaries against fluctuations in commodities prices or exchange rates;

(h) make any capital expenditures or other expenditures with respect to property, plant or equipment in excess of $100,000 in the aggregate for Public Company and its Subsidiaries, taken as a whole, other than as set forth in Public Company’s budget for capital expenditures previously made available to Merger Partner or the specific capital expenditures disclosed and set forth in Section 5.2 of the Public Company Disclosure Schedule;

(i) make any changes in accounting methods, principles or practices, except insofar as may have been required by the SEC or a change in GAAP or, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve;

(j) except (i) in the Ordinary Course of Business or (ii) terminations as a result of the expiration of any contract that expires in accordance with its terms, (A) modify or amend in any material respect, or terminate, any material contract or agreement to which Public Company or any of its Subsidiaries is party, or (B) knowingly waive, release or assign any material rights or claims (including any write-off or other compromise of any accounts receivable of Public Company of any of its Subsidiaries);

(k) (i) enter into any material contract or agreement relating to the rendering of services or the distribution, sale or marketing by third parties of the products, of, or products licensed by, Public Company or any of its Subsidiaries or (ii) license any material Intellectual Property rights to or from any third party;

(l) except as required to comply with applicable law or agreements, plans or arrangements existing on the date hereof and either disclosed in the Public Company Disclosure Schedules, not required by this Agreement to be so disclosed or disclosed in the Public Company SEC Reports filed or furnished prior to the date of this Agreement,, (i) take any action with respect to, adopt, enter into, terminate (other than terminations for cause) or amend any employment, severance or similar agreement or benefit plan for the benefit or welfare of any current or former director, officer, employee or consultant or any collective bargaining agreement, (ii) increase in any material respect the compensation or fringe benefits of, or pay any material bonus to, any director, officer, employee or consultant (except for annual increases of the salaries of non-officer employees in the Ordinary Course of Business), (iii) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding options or restricted stock awards, (iv) pay any material benefit not provided for as of the date of this Agreement under any benefit plan, (v) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder), (vi) hire any additional officers or other employees, or any consultants or independent contractors, in each case, other than as set forth on Section 5.2(l) of the Public Company Disclosure Schedules and employees, consultants or independent contractors hired to fill open position created as a result of the separation of service of an officer, employee, consultant or independent contractor, as applicable, after the date of this Agreement, or (vii) take any action other than in the Ordinary Course of Business to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan;

(m) make or change any material Tax election, change an annual accounting period, enter into any closing agreement, waive or extend any statute of limitations with respect to Taxes, settle or compromise any material Tax liability, claim or assessment, surrender any right to claim a refund of material Taxes, or amend any income or other material Tax Return;

(n) commence any offering of shares of Public Company Common Stock pursuant to any Employee Stock Purchase Plan;

(o) initiate, compromise or settle any material litigation or arbitration proceeding;

(p) open or close any facility or office;

(q) fail to use commercially reasonable efforts to maintain insurance at levels substantially comparable to levels existing as of the date of this Agreement;

(r) fail to pay accounts payable and other obligations in the Ordinary Course of Business;

(s) suspend any clinical trials sponsored by Public Company or involving any products marketed or in development by Public Company; or

(t) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions or any action that would make any representation or warranty of Public Company in this Agreement untrue or incorrect in any material respect, or would materially impair, delay or prevent the satisfaction of any conditions in Article VII hereof.

5.3 Confidentiality. The parties acknowledge that Public Company and Merger Partner have previously executed a confidentiality agreement, effective as of September 20, 2018 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified by this Agreement.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 No Solicitation.

(a) No Solicitation or Negotiation. Except as set forth in this Section 6.1, until the Effective Time, each of Merger Partner, Public Company and their respective Subsidiaries shall not, and each of Merger Partner and Public Company shall use reasonable best efforts to cause their respective directors, officers, members, employees, agents, attorneys, consultants, contractors, accountants, financial advisors and other authorized representatives (“Representatives”) not to, directly or indirectly:

(i) solicit, seek or initiate or knowingly take any action to facilitate or encourage any offers, inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal, or engage, participate in, or knowingly facilitate, any discussions or negotiations regarding, or furnish any nonpublic information to any person in connection with any inquiries, proposals or offers that constitute or could reasonably be expected to lead to, an Acquisition Proposal;

(ii) enter into, continue or otherwise participate or engage in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any person any non-public information or afford any person other than Public Company or Merger Partner, as applicable, access to such party’s property, books or records (except pursuant to a request by a Governmental Entity) in connection with any offers, inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

(iii) take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by an Acquisition Proposal; or

(iv) publicly propose to do any of the foregoing described in clauses (i) through (iii).

Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, subject to compliance with Section 6.1(c), prior to the Specified Time, each of Public Company and Merger Partner may (A) furnish non-public information with respect to Public Company and its Subsidiaries or Merger Partner and its Subsidiaries, as the case may be, to any Qualified Person (and the Representatives of such Qualified Person), or (B) engage in discussions or negotiations (including solicitation of revised Acquisition Proposals) with any Qualified Person (and the Representatives of such Qualified Person) regarding any such Acquisition Proposal; provided, (x) that either Merger Partner or Public Company (as applicable) receives from the Qualified Person an executed confidentiality agreement on the terms not less restrictive than exist in the Confidentiality Agreement and continuing additional provisions that expressly permit such party to comply with this terms of this Section 6.1 (a copy of which shall be provided to the other party), (y) the party seeking to make use of this proviso has not otherwise materially breached this Section 6.1 with respect to such Acquisition Proposal or the person making such Acquisition Proposal, and (z) the Merger Partner Board or Public Company Board (as applicable) has determined that taking such actions would be required to prevent a breach of its fiduciary duties under applicable law. It is understood and agreed that any violation of the restrictions in this Section 6.1 (or action that, if taken by Public Company or Merger Partner, as applicable, would constitute such a violation) by any Representatives of Public Company or Merger Partner shall be deemed to be a breach of this Section 6.1 by Public Company or Merger Partner, as applicable.

(b) No Change in Recommendation or Alternative Acquisition Agreement.

Prior to the Effective Time:

(i) (A) Merger Partner Board shall not, except as set forth in this Section 6.1, withhold, withdraw or modify, or publicly propose to withhold, withdraw or modify, the approval or recommendation by the Merger

Partner Board with respect to the Merger, fail to recommend against acceptance of a tender offer within ten (10) Business Days after commencement or propose publicly to approve, adopt or recommend any Acquisition Proposal (a “Merger Partner Board Recommendation Change”) and (B) the Public Company Board shall not, except as set forth in this Section 6.1, withhold, withdraw or modify, or publicly propose to withhold, withdraw or modify, the approval or recommendation by the Public Company Board with respect to the issuance of shares of Public Company Common Stock pursuant to this Agreement, fail to recommend against acceptance of a tender offer within ten (10) Business Days after commencement or propose publicly to approve, adopt or recommend any Acquisition Proposal (a “Public Company Board Recommendation Change”)

(ii) each of Public Company and Merger Partner shall not enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement (an “Alternative Acquisition Agreement”) providing for the consummation of a transaction contemplated by any Acquisition Proposal (other than a confidentiality agreement referred to in Section 6.1(a) entered into in the circumstances referred to in Section 6.1(a)); and

(iii) each of the Public Company Board and the Merger Partner Board, and each committee thereof, shall not, except as set forth in this Section 6.1, adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal.

Notwithstanding the foregoing or anything to the contrary set forth in this Agreement (including the provisions of this Section 6.1), at any time prior to the Specified Time, the Public Company Board or the Merger Partner Board, as the case may be (provided, that the applicable party has not materially breached its obligations as set forth in this Agreement), may effect a Public Company Board Recommendation Change or Merger Partner Board Recommendation Change, as the case may be, (A) with respect to a Superior Proposal or (B) in response to an Intervening Event (in the case of either clause (A) or clause (B)) if: (i) such board of directors shall have determined (after consultation with outside legal counsel) that such Public Company Board Recommendation Change or Merger Partner Board Recommendation Change, as applicable, would be required to comply with its fiduciary obligations under applicable law; (ii) such party has provided at least four Business Days prior written notice to the other party that it intends to effect a Public Company Board Recommendation Change or Merger Partner Board Recommendation Change, as applicable, including a description in reasonable detail of the reasons for such recommendation change, and written copies of any relevant proposed transactions agreements with any party making a potential Superior Proposal (including the identity of the person making such Superior Proposal) (a “Recommendation Change Notice”) (it being understood that the Recommendation Change Notice shall not constitute a Public Company Board Recommendation Change or Merger Partner Board Recommendation Change for purposes of this Agreement); (iii) such party has complied in all material respects with the requirements of this Section 6.1 in connection with any potential Superior Proposal or Intervening Event; and (iv) if the other party shall have delivered to such party a written, binding and irrevocable offer to alter the terms or conditions of this Agreement during the four Business Day period referred to in clause (ii) above, such party’s board of directors shall have determined in good faith (after consultation with outside legal counsel), after considering the terms of such offer by the other party, that the Acquisition Proposal is still a Superior Proposal and a Public Company Board Recommendation Change or Merger Partner Board Recommendation Change, as the case may be, would still be required to comply with its fiduciary obligations under applicable law. In the event of any material amendment to any Superior Proposal (including any revision in the amount, form or mix of consideration such party’s stockholders would receive as a result of such potential Superior Proposal), such party shall be required to provide the other party with notice of such material amendment and there shall be a new two Business Day period following such notification during which the parties shall comply again with the requirements of this Section 6.1(b) and the board of directors of such party shall not make a Public Company Board Recommendation Change or Merger Partner Board Recommendation Change, as applicable, prior to the end of any such period as so extended.

(c) Notices of Proposals. Each party will as promptly as reasonably practicable (and in any event within twenty four (24) hours after receipt) (i) notify the other party of its receipt of any Acquisition Proposal and

(ii) provide to the other party a copy of such Acquisition Proposal (if written), or a summary of the material terms and conditions of such Acquisition Proposal (if oral), including the identity of the person making such Acquisition Proposal, and copies of all written communications with such person with respect to such actual or potential Acquisition Proposal. Such party in receipt of an Acquisition Proposal shall notify the other party, in writing, of any decision of its board of directors as to whether to consider any Acquisition Proposal or to enter into discussions or negotiations concerning any Acquisition Proposal or to provide non-public information with respect to such to any person, which notice shall be given as promptly as practicable after such determination was reached (and in any event no later than 24 hours after such determination was reached). Such party in receipt of an Acquisition Proposal will (A) provide the other party with written notice setting forth such information as is reasonably necessary to keep such other party informed of the material terms of any such Acquisition Proposal and of any material amendments or modifications thereto, (B) keep such other party informed as promptly as practicable with respect to any changes to the material terms of an Acquisition Proposal submitted to such party (and in any event within 24 hours following any such changes), including by providing a copy of all written proposals and a summary of all oral proposals or material oral modifications to an earlier written proposal, in each case relating to any Acquisition Proposal, (C) prior to, or substantially concurrently with, the provision of any non-public information of such party to any such person, provide such information the other party (including by posting such information to an electronic data room), to the extent such information has not previously been made available the other party, and (D) promptly (and in any event within 24 hours of such determination) notify the other party of any determination by such party’s board of directors that such Acquisition Proposal constitutes a Superior Proposal.

(d) Certain Permitted Disclosure. Nothing contained in this Agreement shall prohibit Merger Partner or Public Company or their respective Boards of Directors from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by Merger Partner or Public Company or their respective Boards of Directors pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Merger Partner or Public Company, as applicable, is unable to take a position with respect to the bidder’s tender offer unless the respective Board of Directors determines in good faith, after consultation with its outside legal counsel, that such statement would be a breach of its fiduciary duties under applicable law; provided, further, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a Merger Partner Board Recommendation Change or Public Company Board Recommendation Change, as applicable, unless the respective Board of Directors expressly publicly reaffirms its recommendation for the Merger and the other transactions contemplated hereby within five (5) Business Days after being requested in writing to do so by the other party, it being understood that any such request in writing by the other party may only be made once by each party with respect to a particular disclosure.

(e) Cessation of Ongoing Discussions. Each of Public Company and Merger Partner shall, and shall direct its Representatives to, cease immediately all discussions and negotiations that commenced prior to the date of this Agreement regarding any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; provided, however, that the foregoing shall not in any way limit or modify the rights of any party hereto under the other provisions of this Section 6.1. Public Company and Merger Partner will each immediately revoke or withdraw access of any person (other than Public Company, Merger Partner and their respective Representatives) to any data room (virtual or actual) containing any non-public information with respect to Public Company and request from each third party (other than Public Company, Merger Partner and their Representatives) the prompt return or destruction of all non-public information with respect to Public Company or Merger Partner, as applicable, previously provided to such person.

(f) Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

“Acquisition Proposal” means, with respect to Public Company or Merger Partner, (a) any inquiry, proposal or offer for a merger, consolidation, dissolution, sale of substantial assets, recapitalization, share exchange, tender offer or other business combination involving such party and its Subsidiaries (other than mergers, consolidations, recapitalizations, share exchanges or other business combinations involving solely such party and/or one or more Subsidiaries of such party), (b) any proposal for the issuance by such party of 15% or more of its equity securities or (c) any proposal or offer to acquire in any manner, directly or indirectly, 15% or more of the equity securities or consolidated total assets of such party and its Subsidiaries, in each case other than the transactions contemplated by this Agreement, provided, that commitments to participate in the Post-Closing Financing shall not be considered an Acquisition Proposal.

“Intervening Event” means a material event, change in circumstances or development (other than any event, change, circumstance or development resulting from a material breach of this Agreement by the party seeking to claim an Intervening Event) that (a) is materially adverse to Public Company or Merger Partner (as applicable), (b) with respect to Public Company that neither occurred nor was reasonably foreseeable to the Public Company Board prior to the date of this Agreement and with respect to Merger Partner was not reasonably foreseeable to Merger Partner Board prior to the date of this Agreement and (c) does not relate to an Acquisition Proposal; provided, however, the receipt, existence or terms of an Acquisition Proposal or Superior Proposal or any matter relating thereto shall not constitute an Intervening Event.

“Qualified Person” means any person making an unsolicited Acquisition Proposal that the Public Company Board or the Merger Partner Board, as applicable, determines in good faith (after consultation with outside counsel and its financial advisors) is, or could reasonably be expected to lead to, a Superior Proposal, and such Acquisition Proposal has not resulted from a breach by Public Company or Merger Partner, as applicable, of its obligations under Section 6.1(a).

“Specified Time” means the earliest to occur of (a) the Effective Time, (b) in the case of Public Company, the date on which the stockholders of Public Company shall have approved the Public Company Voting Proposal, (c) in the case of Merger Partner, the date on which the stockholders of Merger Partner shall have approved the Merger Partner Voting Proposal and (d) the time at which this Agreement is terminated in accordance with the terms hereof.

“Superior Proposal” means, with respect to Public Company or Merger Partner, any bona fide, unsolicited written proposal made by a third party to acquire 50% or more of the equity securities or consolidated total assets of such party and its Subsidiaries, pursuant to a tender or exchange offer, a merger, a consolidation, business combination or recapitalization or a sale or exclusive license of its assets, (a) on terms which the board of directors of such party determines in its good faith judgment to be more favorable to the holders of such party’s capital stock from a financial point of view than the transactions contemplated by this Agreement (after consultation with its financial and legal advisors), taking into account all the terms and conditions of such proposal and this Agreement (including any termination or break-up fees and conditions to consummation, as well as any written, binding offer by the other party hereto to amend the terms of this Agreement, which offer is not revocable for at least four Business Days) that the board of directors of such party determines to be relevant, (b) is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party), (c) is reasonably capable of being completed on the terms proposed without unreasonable delay and (d) includes termination rights no less favorable than the terms set forth in this Agreement, and in all respects from a third party capable of performing such terms.

6.2 Proxy Statement/Prospectus; Registration Statement.

(a) As promptly as practical after the execution of this Agreement, Public Company, with the cooperation of Merger Partner, shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement/Prospectus will be included as a prospectus. Merger Partner, Merger Sub and Public Company shall (i) provide to the other parties as promptly as practical all information, including financial statements and descriptions of its business and financial condition, as Public Company as such other parties may reasonably request for preparation of the Registration Statement and the Proxy Statement/Prospectus and (ii) cause the timely cooperation of its independent public accountants in connection with the preparation and filing of the

Registration Statement and the Proxy Statement/Prospectus, including by causing such accountants to provide a consent to the inclusion of such accountant’s reports in respect of the financial statements of the applicable party in the Registration Statement and/or in the Proxy Statement/Prospectus (as applicable) and to the reference to such accountant firm as an “expert” therein. Public Company shall respond to any comments of the SEC and shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and Public Company shall cause the Proxy Statement/Prospectus to be mailed to its stockholders at the earliest practicable time after the Registration Statement is declared effective under the Securities Act. Public Company shall notify Merger Partner promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Registration Statement, the Proxy Statement/Prospectus or any filing pursuant to Section 6.2(b) or for additional information and shall supply Merger Partner with copies of all correspondence between Public Company or any of its representatives, on the one hand, and the SEC, or its staff, on the other hand, with respect to the Registration Statement, the Proxy Statement/Prospectus, the Merger or any filing pursuant to Section 6.2(b). Public Company shall use commercially reasonable efforts to cause all documents that it is responsible for filing with the SEC under this Section 6.2 to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever either Public Company or Merger Partner shall become aware of the occurrence of any event which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the Registration Statement or any filing pursuant to Section 6.2(b), Public Company or Merger Partner, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff, and/or mailing to stockholders of Public Company and Merger Partner, such amendment or supplement.

(b) Notwithstanding anything to the contrary stated above, prior to filing and mailing, as applicable, the Registration Statement or Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Public Company shall provide Merger Partner a reasonable opportunity to review and comment on such document or response and shall consider in good faith any such comments proposed by Merger Partner. Public Company will advise Merger Partner, promptly after Merger Partner receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Public Company Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(c) Public Company and Merger Partner shall promptly make all necessary filings with respect to the Merger and the issuance of the Public Company Common Stock under the Securities Act, the Exchange Act, applicable state blue sky laws and the rules and regulations thereunder.

(d) Prior to filing of the Registration Statement or Proxy Statement/Prospectus, Public Company (and Merger Sub) and Merger Partner shall use their respective commercially reasonable efforts to execute and deliver to Wilmer Cutler Pickering Hale and Dorr LLP (“Wilmer”) and to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. (“Mintz”) the applicable “Tax Representation Letters” referenced in Section 6.8(b). Following the delivery of the Tax Representation Letters pursuant to the preceding sentence, Public Company and Merger Partner shall use their respective commercially reasonable efforts to cause Wilmer to deliver to Public Company, and to cause Mintz to deliver to Merger Partner, a tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act. In rendering such opinions, each of such counsel shall be entitled to rely on the Tax Representation Letters referred to in this Section 6.2(d) and Section 6.8(b).

6.3 Nasdaq Listing. Public Company agrees to use its reasonable best efforts to continue the listing of Public Company Common Stock on Nasdaq during the term of this Agreement and to cause the shares of Public Company Common Stock being issued in connection with the Merger to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the Effective Time, including by filing the Nasdaq Listing Application. Merger Partner will cooperate with Public Company to cause the Nasdaq Listing Application to be approved and shall promptly furnish to Public Company all information concerning Merger Partner and its equityholders that may be required or reasonably requested in connection with any action contemplated by this Section 6.3. Public Company will also reasonably cooperate with Merger Partner in preparing and filing a Nasdaq listing application, if needed, with respect to the issuance of the securities of the Public Company in the Post-Closing Financing and obtaining approval of Nasdaq with respect thereto.

6.4 Access to Information. Subject to compliance with applicable confidentiality obligations owed to third parties in effect as of the date of this Agreement, each of Public Company and Merger Partner shall (and shall cause each of its Subsidiaries to) afford to the other party’s officers, employees, accountants, counsel and other representatives, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel and records and, during such period, each of Public Company and Merger Partner shall (and shall cause each of its Subsidiaries to) furnish promptly to the other party all information concerning its business, properties, assets and personnel as the other party may reasonably request. Each of Public Company and Merger Partner will hold any such information which is nonpublic in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 6.4 or otherwise shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger. Without limiting the generality of the foregoing, from the date of this Agreement until the Effective Time, each of Public Company and Merger Partner shall promptly provide the other party with copies of: (a) unaudited monthly financial statements or management accounts, when available; (b) any written materials or communications sent by or on behalf of such party to its stockholders; (c) any notice, report or other document filed with or sent to, or received from, any Governmental Entity in connection with the Merger or any of the other transactions contemplated by this Agreement; and (d) any material notice, report or other document received from any Governmental Entity.

6.5 Stockholder Approval.

(a) Not later than the fifth Business Day after the Registration Statement is declared effective under the Securities Act (but in no event before (1) the information statement contained in the Proxy Statement/Prospectus shall have been delivered to Merger Partner’s stockholders and (2) the Registration Statement shall have been declared effective), Merger Partner shall solicit the Merger Partner Stockholder Approval by the Written Consents (in a form reasonably acceptable to Public Company) to be executed and delivered by Merger Partner’s stockholders for the purposes of (i) evidencing the adoption of this Agreement and the approval of the Merger and the other transactions contemplated hereby, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which was attached to the Written Consent, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment in cash of the fair value of its Merger Partner Capital Stock under Section 262 the DGCL. In connection with the Merger Partner Stockholder Approval, Merger Partner shall comply with all disclosure and other obligations to its stockholders under the DGCL and any other applicable laws. Merger Partner shall take all action that is both reasonable and lawful to obtain the Merger Partner Stockholder Approval. Without limiting the generality of the foregoing, Merger Partner agrees that its obligations under this Section 6.5(a) shall not be affected by the commencement, public proposal, public disclosure or communication to Merger Partner of any Acquisition Proposal or a Merger Partner Board Recommendation Change. Any solicitation or similar disclosure circulated to Merger Partner’s stockholders in connection with this Agreement and the Merger shall be in form and substance reasonably satisfactory to Public Company and, except in the case of a Merger Partner Board Recommendation Change, any solicitation or similar disclosure, if the Merger Partner Stockholder Approval has not already been obtained, shall include the recommendation of Merger Partner Board that it is in favor of adoption of this Agreement and approval of the Merger.

(b) Public Company, acting through the Public Company Board, shall take all actions in accordance with applicable law, its certificate of incorporation and bylaws and Nasdaq rules to duly call, give notice of, convene and hold as promptly as practicable, after the declaration of effectiveness of the Registration Statement, the Public Company Stockholders Meeting for the purpose of considering and voting upon the Public Company Voting Proposal and the Other Public Company Voting Proposals, as applicable. Subject to Section 6.1(b), the Public Company Board shall include in the Proxy Statement/Prospectus the recommendation of the Public Company Board in favor of approval of the Public Company Voting Proposal and the Other Public Company Voting Proposals, as applicable. Subject to Section 6.1(b), Public Company shall take all action that is both reasonable and lawful to solicit from its stockholders proxies in favor of the Public Company Voting Proposal and the Other Public Company Voting Proposals, as applicable. The Public Company Meeting shall be held as promptly as practicable after the effective date of the Registration Statement (on a date selected by Public Company in consultation with Merger Partner) but in no event later than forty-five (45) days after the effective date of the Registration Statement. If sufficient votes to obtain the Public Company Voting Proposal and the Other Public Company Voting Proposals, as applicable, have not been obtained as of the close of business on the Business Day prior to the scheduled date of the Public Company Meeting, Public Company shall have the right to adjourn or postpone the Public Company Meeting to a later date or dates, such later date or dates not to exceed thirty (30) days in the aggregate from the original date that the Public Company Meeting was scheduled.

(c) Unless the Public Company Board has effected a Public Company Board Recommendation Change in accordance with Section 6.1 and terminated this Agreement to enter into a definitive agreement with respect to a Superior Proposal pursuant to Section 8.1, Public Company’s obligation to call, give notice of and hold the Public Company Meeting in accordance with Section 6.5(b) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Proposal, or by any Public Company Board Recommendation Change.

(i) Except in the case of a Public Company Board Recommendation Change made in compliance with Section 6.1, Public Company agrees that the Public Company Board shall recommend that the Public Company Stockholders approve the Public Company Voting Proposal and the Other Public Company Voting Proposals, as applicable, and Public Company shall include such recommendation in the Proxy Statement/Prospectus.

(d) Except in the case of a Public Company Board Recommendation Change made in compliance with Section 6.1, Public Company shall use its reasonable best efforts to solicit from the Public Company Stockholders proxies in favor of the Public Company Voting Proposal and the Other Public Company Voting Proposals, as applicable, and shall take all other action necessary or advisable to secure the approvals of the stockholders of Public Company. Public Company shall ensure that all proxies solicited in connection with the Public Company Meeting are solicited in material compliance with all applicable laws. Public Company, in its capacity as the sole stockholder of Merger Sub, shall approve the Merger.

(e) Notwithstanding the foregoing, nothing herein shall limit a party’s right to terminate this Agreement pursuant to Section 8.1.

6.6 Legal Conditions to Merger.

(a) Subject to the terms hereof, including Section 6.6(b), Merger Partner and Public Company shall each use reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable, (ii) as promptly as practicable, obtain from any Governmental Entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by Merger Partner or Public Company or any of their Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act, and any other applicable federal or state securities laws, and (B) any other applicable law and (iv) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Merger Partner and Public Company shall reasonably cooperate with each other in connection with the making of all such filings. Merger Partner and Public Company shall use their respective commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law (including all information required to be included in the Proxy Statement/Prospectus and the Registration Statement) in connection with the transactions contemplated by this Agreement.

(b) Each of Merger Partner and Public Company shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their reasonable best efforts to obtain any third party consents related to or required in connection with the Merger that are (i) necessary to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed in the Merger Partner Disclosure Schedule or the Public Company Disclosure Schedule, as the case may be, or (iii) required to prevent the occurrence of an event that may have a Merger Partner Material Adverse Effect or a Public Company Material Adverse Effect from occurring prior to or after the Effective Time.

6.7 Public Disclosure. Except as may be required by applicable law or stock market regulations, (i) the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by Public Company and Merger Partner and, (ii) both Merger Partner and Public Company shall use reasonable best efforts to consult with one another before issuing any press release or otherwise making any public statement with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement prior to using such efforts (provided, however, that these restrictions shall not apply to any communications by Public Company with respect to any Acquisition Proposal, Superior Proposal, Recommendation Change Notice, Public Company Board Recommendation Change or Merger Partner Board Recommendation Change).

6.8 Tax Matters.

(a) Each of Public Company, Merger Sub and Merger Partner shall use their respective commercially reasonable efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any of their Affiliates or Subsidiaries to, take any action which to its knowledge could reasonably be expected to prevent or impede the Merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code. This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each of Public Company, Merger Sub and Merger Partner shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the Merger.

(b) Merger Partner shall use its commercially reasonable efforts to deliver to Wilmer and Mintz a “Tax Representation Letter,” dated as of the date of the tax opinions referenced in Section 6.2(d) and signed by an officer of Merger Partner, containing representations of Merger Partner, and Public Company (and Merger Sub) shall use its commercially reasonable efforts to deliver to Wilmer and Mintz a “Tax Representation Letter,” dated as of the date of the tax opinions referenced in Section 6.2(d) and signed by an officer of Public Company (and Merger Sub), containing representations of Public Company (and Merger Sub), in each case as shall be reasonably necessary or appropriate to enable Wilmer and Mintz to render the applicable tax opinions described in Section 6.2(d) of this Agreement.

6.9 Affiliate Legends. Section 6.9 of the Merger Partner Disclosure Schedule sets forth a list of those persons who are, in Merger Partner’s reasonable judgment, “affiliates” of Merger Partner within the meaning of Rule 145 promulgated under the Securities Act (“Rule 145 Affiliates”). Merger Partner shall notify Public Company in writing regarding any change in the identity of its Rule 145 Affiliates prior to the Closing Date.

Public Company shall be entitled to place appropriate legends on the certificates evidencing any shares of Public Company Common Stock to be received by Rule 145 Affiliates of Merger Partner in the Merger reflecting the restrictions set forth in Rule 145 promulgated under the Securities Act and to issue appropriate stop transfer instructions to the transfer agent for Public Company Common Stock.

6.10 Indemnification.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Public Company and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Merger Partner, Public Company or any of their respective Subsidiaries (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Person is or was an officer, director, employee or agent of Merger Partner, Public Company or any of their respective Subsidiaries, or, while a director or officer of Merger Partner, Public Company or any of their respective Subsidiaries, is or was serving at the request of Merger Partner, Public Company or any of their respective Subsidiaries as a director, officer, employee or agent of another person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted by applicable law. Each Indemnified Person will be entitled to advancement of expenses (including attorneys’ fees) incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Public Company and the Surviving Corporation following receipt by Public Company or the Surviving Corporation from the Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, to the extent then required by the DGCL or applicable governing document of Public Company or Surviving Corporation, as applicable, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. For a period of six (6) years following the Closing Date, the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions at least as favorable as the provisions relating to the indemnification, advance of expenses and elimination of liability for monetary damages set forth in the certificate of incorporation and bylaws of Merger Partner and Public Company immediately before the Effective Time.

(b) Public Company shall either (A) maintain in effect for six years after the Closing Date, Public Company’s existing directors’ and officers’ insurance policies in place as of the date hereof, or (B) prior to the Closing, purchase a six-year “tail” policy under its own existing directors’ and officers’ liability insurance policy, with an effective date as of the Closing (provided, that Public Company may substitute therefor a policy of at least the same coverage containing terms and conditions that are not less favorable in any material respect); provided, however, that in no event shall Public Company be required to expend for an annual premium pursuant to this Section 6.10(b) more than an amount equal to 200% of the current annual premiums paid by Public Company for such insurance; provided, further, that during the term of the “tail” policy, neither Public Company nor the Surviving Corporation shall take any action following the Closing to cause such “tail” policy to be cancelled or any provision therein to be amended or waived in any manner that would adversely affect in any material respect the rights of their former and current officers and directors.

(c) Public Company shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by a person in successfully enforcing such person’s rights provided in this Section 6.10.

(d) Public Company and Merger Partner agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing in favor of the current or former directors, officers or employees, as the case may be, of Public Company, Merger Partner or any of their respective Subsidiaries as provided in their respective certificates of incorporation or by-laws or other organization documents or in any agreement in existence immediately before the Effective Time, shall survive the Merger and shall continue in full force and effect. The provisions of this Section 6.10 are intended to be in addition to the rights otherwise available to the current officers and directors of Public Company, Merger Partner or any of their respective Subsidiaries by law, charter, statute, by-law or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Persons, their heirs and their representatives. The obligations set forth in this Section 6.10 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person, or any person who is a beneficiary under the policies referred to in this Section 6.10 and their heirs and representatives, without the prior written consent of such affected Indemnified Person or other person.

(e) If the Surviving Corporation or Public Company or any of their respective successors or assigns shall (i) consolidate with or merge into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns of such person shall assume all of the obligations of such person set forth in this Section 6.10.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Merger Partner, Public Company or any of their respective Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims under such policies.

6.11 Notification of Certain Matters. Public Company shall give prompt notice to Merger Partner, and Merger Partner shall give prompt notice to Public Company, upon becoming aware of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (a) (i) any representation or warranty of such party contained in this Agreement that is qualified as to materiality to be untrue or inaccurate in any respect or (ii) any other representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect, in each case, at any time from and after the date of this Agreement until the Effective Time, or (b) any material failure of Public Company and Merger Sub or Merger Partner, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.

6.12 Corporate Identity. Public Company shall take all action necessary to cause its certificate of incorporation to be amended immediately following the Effective Time to reflect a change in Public Company’s name to X4 Pharmaceuticals, Inc.

6.13 Succession. Public Company shall take all action necessary to cause the persons identified on Schedule 6.13 of the Public Company Disclosure Schedule to be appointed as executive officers of Public Company as of the Effective Time.

6.14 Board of Directors of Public Company. Public Company shall take all action necessary to cause as of the Effective Time the number of members of the Public Company Board to be fixed at seven (7) to cause the persons identified on Section 6.14(i) of the Public Company Disclosure Schedule to be appointed to the Public Company Board as directors of the class set forth opposite their respective names on Section 6.14(i) of the Public Company Disclosure Schedule and to obtain the resignations of the directors identified on Section 6.14(ii) of the Public Company Disclosure Schedule effective as of the Effective Time. If any person identified on Section 6.14(i) of the Public Company Disclosure Schedule is unable or unwilling to serve in such capacity, the party making such appointment shall designate a successor.

6.15 Employee Communications. Public Company and Merger Partner will use reasonable best efforts to consult with each other, and will consider in good faith each other’s advice, prior to sending any notices or other communication materials to its employees regarding this Agreement, the Merger or the effects thereof on the employment, compensation or benefits of its employees.

6.16 FIRPTA Tax Certificates. On or prior to the Closing, Merger Partner shall deliver to Public Company a properly executed certification that shares of Merger Partner Capital Stock are not “U.S. real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS (which shall be filed by Public Company with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations. If Public Company does not receive the certification and notice described above on or before the Closing Date, Public Company shall be permitted to withhold from the payments to be made pursuant to this Agreement any required withholding tax under Section 1445 of the Code.

6.17 State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or may become applicable to any of the transactions contemplated by this Agreement, the parties hereto shall use their respective reasonable best efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on such transactions.

6.18 Security Holder Litigation. Notwithstanding anything to the contrary herein, (a) Public Company shall have the right to control the defense and settlement of any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement brought by any stockholder or any holder of other securities of Public Company against Public Company and/or its directors or officers, provided, that Public Company shall give Merger Partner the opportunity to participate in the defense of any such litigation and shall not settle any such litigation (other than any settlement not requiring the payment of any amount to any third party in excess of the retentions or deductibles under any applicable insurance policies of Public Company) without the prior written consent of Merger Partner (which consent shall not be unreasonably withheld, conditioned or delayed), and (b) Merger Partner shall have the right to control the defense and settlement of any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement brought by any stockholder or any holder of other securities of Merger Partner against Merger Partner and/or its directors or officers, provided, that Merger Partner shall give Public Company the opportunity to participate in the defense of any such litigation and shall not settle any such litigation (other than any settlement not requiring the payment of any amount to any third party in excess of the retentions or deductibles under any applicable insurance policies of Merger Partner) without the prior written consent of Public Company (which consent shall not be unreasonably withheld, conditioned or delayed).

6.19 Section 16 Matters. Prior to the Effective Time, Public Company shall take all such steps as may be required to cause any acquisitions of Public Company Common Stock (and any options to purchase the same) in connection with this Agreement and the transactions contemplated hereby, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Public Company following the Merger, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.20 Other Public Company Voting Proposals. At the written request of Merger Partner, Public Company shall submit to the Public Company stockholders at the Public Company Meeting (i) a proposal to approve and adopt an amendment to the Public Company certificate of incorporation to authorize the Public Company Board to effect a reverse stock split of all outstanding shares of Public Company Common Stock at a reverse stock split ratio in the range mutually agreed to by Public Company and Merger Partner (the “Reverse Stock Split”), (ii) a proposal to approve and adopt an amendment to the Public Company certificate of incorporation to change the name of Public Company to X4 Pharmaceuticals, Inc. immediately following the Effective Time, and (iii) a proposal to approve the issuance of the securities of Public Company in a private placement to close following the Effective Time of the Merger on the terms and conditions provided to Public Company by Merger Partner (the “Post-Closing Financing”), and shall take such other actions as shall be reasonably necessary to effectuate each such proposal, as applicable.

6.21 Termination of Certain Agreements and Rights. Merger Partner shall cause any stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar agreements between Merger Partner and any holders of Merger Partner Capital Stock set forth in Section 3.2(c) of the Merger Partner Disclosure Schedule, including any such agreement granting any Person investor rights, rights of first refusal, registration rights or director election rights (collectively, the “Investor Agreements”), to be terminated immediately prior to the Effective Time.

6.22 Calculation of Net Cash.

(a) Not less than five calendar days prior to the anticipated date for Closing (the “Anticipated Closing Date”), Public Company will deliver to Merger Partner a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, Public Company’s good faith, estimated calculation of Net Cash, including each component thereof (the “Net Cash Calculation” and the date of delivery of such schedule, the “Delivery Date”), and as of the close of business on the last Business Day prior to the Anticipated Closing Date (the “Cash Determination Time”) prepared and certified by Public Company’s Chief Financial Officer (or if there is no Chief Financial Officer, the principal accounting officer for Public Company). Public Company shall make available to Merger Partner, as requested by Merger Partner, the work papers and back-up materials used or useful in preparing the Net Cash Schedule and, if requested by Merger Partner, Public Company’s accountants and counsel at reasonable times and upon reasonable notice.

(b) Within three (3) calendar days after the Delivery Date (the last day of such period, the “Response Date”), Merger Partner shall have the right to dispute any part of the Net Cash Calculation by delivering a written notice to that effect to Public Company (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any good faith, proposed revisions to the Net Cash Calculation. A Dispute Notice may only be given if, after giving the Dispute Notice full effect, the Net Cash at the Cash Determination Time would be less than the amount set forth in Section 7.3(i).

(c) If, on or prior to the Response Date, Merger Partner notifies Public Company in writing that it has no objections to the Net Cash Calculation or, if on the Response Date, Merger Partner fails to deliver a Dispute Notice as provided in Section 6.22(b), then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Cash Determination Time for purposes of this Agreement.

(d) If Merger Partner delivers a Dispute Notice on or prior to the Response Date, then representatives of Public Company and Merger Partner shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Net Cash, which agreed upon Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Cash Determination Time for purposes of this Agreement.

(e) If representatives of Public Company and Merger Partner are unable to negotiate an agreed-upon determination of Net Cash as of the Cash Determination Time pursuant to Section 6.22(c) within three calendar days after delivery of the Dispute Notice (or such other period as Public Company and Merger Partner may mutually agree upon), then any remaining disagreements as to the calculation of Net Cash shall be referred to an independent auditor of recognized national standing jointly selected by Public Company and Merger Partner (the “Accounting Firm”). Public Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule, and Public Company and Merger Partner shall use reasonable best efforts to cause the Accounting Firm to make its determination within ten (10) calendar days of accepting its selection. Merger Partner and Public Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a representative of each of Merger Partner and Public Company. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Net Cash made by the Accounting Firm shall be made in writing delivered to each of Public Company and Merger Partner, shall be final and binding on Public Company and Merger Partner and shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Cash Determination Time for purposes of this Agreement. The parties shall delay the Closing until the resolution of the matters described in this Section 6.22(e). The fees and expenses of the Accounting Firm shall be allocated between Public Company and Merger Partner in the same proportion that the disputed amount of the Net Cash that was unsuccessfully disputed by such party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Net Cash amount. If this Section 6.22(e) applies as to the determination of the Net Cash at the Cash Determination Time described in Section 6.21(a), upon resolution of the matter in accordance with this Section 6.22(e), the parties shall not be required to determine Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Public Company or Merger Partner may request a redetermination of Net Cash if the Closing Date is more than fifteen (15) calendar days after the Anticipated Closing Date.

(f) For purposes of this Agreement:

(i) “Net Cash” shall mean (A) (without duplication) in each case of the Cash Determination Time, Public Company’s unrestricted cash and cash equivalents, determined in a manner consistent with the manner in which such items were historically determined and in accordance with GAAP and Public Company’s audited financial statements and unaudited interim balance sheet (it being understood that any outstanding letters of credit shall constitute unrestricted cash and cash equivalents), plus (B) the sum of (without duplication) in each case as of the Cash Determination Time (1) any amounts payable to Pubic Company without contingency within nine (9) months after the Closing Date pursuant to the term sheet referenced on Section 6.22(f)(i) of the Public Company Disclosure Schedule, (2) any reimbursements to which Public Company is entitled from the Austrian government without contingency within twelve (12) months after the Closing Date for qualifying research and development expenses incurred by a Subsidiary of Public Company in 2018, (3) any reduction in future financial obligations by Public Company of amounts owed pursuant to Public Company’s lease at Helmut-Qualtinger-Gasse 2/1, 1030 Vienna, Austria (the “Vienna Lease”), whether by assignment or sublet or otherwise and (4) any amounts payable to Public Company without contingency within six (6) months after the Closing Date for sale of equipment at the facility leased under the Vienna Lease (provided that, in each case of the foregoing clauses (1), (3) and (4), only to the extent that any such amount payable, reimbursement, reduction or other amount is payable to or otherwise receivable by the Public Company pursuant to the specific terms of a written Contract which is in full force and effect as of the Closing (which, for purposes of clause (1), shall not include the term sheet referred to in such clause) and no party thereto has provided any notice, taken any action to or otherwise threatened to terminate such Contract or otherwise dispute any such payment obligation or the amount thereof which forms the basis for the inclusion of any amounts in the calculation of Net Cash), minus (C) the sum of (without duplication) in each case as of the Cash Determination Time (1) Public Company’s accounts payable and accrued expenses (other than accrued expenses which are Public Company Transaction Expenses), Public Company’s and its Subsidiaries’ other liabilities (short term and long term), in each case determined in a manner consistent with the manner in which such items were historically determined and in accordance with GAAP and Public Company’s audited financial statements and unaudited interim balance sheet, (2) without regard to treatment in the Company’s financial statements, any amounts (other than amounts which are Public Company Transaction Expenses) that are then owed and payable to current or former employees, officers, directors, consultants, service providers or other persons pursuant to any indemnification, contribution, reimbursement obligations or similar commitments (whether under an indemnification agreement or otherwise), (3) any unpaid Public Company Transaction Expenses, (4) any notice, termination or consent payments, fines or other payments to be made by Public Company in order to terminate any existing Contract to which Public Company is a party, including the Contracts set forth in Section 7.3(i) of the Public Company Disclosure Schedules (assuming in each case that Public Company has provided any required notice under the applicable Contract), (5) unpaid amounts owed or which become owing (or otherwise payable) to Adimab LLC pursuant to that certain Collaboration Agreement by and between Public Company and Adimab LLC dated May 1, 2011, as amended, solely as a result of consummation of the Merger, (6) unpaid Indebtedness, other than up to €8.505 million (Euros) of unpaid Indebtedness outstanding under Public Company’s existing funding agreements with Österreichische Forschungsförderungsgesellschaft mbH, (7) any Outstanding Lease Obligations, and (8) all accrued and unpaid

Taxes of Public Company and its Subsidiaries (estimated with respect to current Tax liabilities) and all Tax liabilities attributable to Public Company Transaction Expenses. Notwithstanding the foregoing, in no case shall Net Cash be reduced for any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with any Dissenting Shares. A sample calculation of Net Cash and its corresponding definitions including Public Company Transaction Expenses and Indebtedness is set forth in Annex B for illustrative purposes only.

(ii) “Public Company Transaction Expenses” shall mean the sum of (A) the cash cost of any change of control, bonus, severance (voluntary or otherwise) (including a reasonable estimate of payment or reimbursement for continued coverage under any employee benefit plan), retention or similar payments (whether “single trigger” or “double trigger”) whether or not matured or paid or payable as of the time of the Closing by Public Company or its affiliates regardless of whether they are or become due in connection with the consummation of the Merger or the termination of any such persons and that are unpaid as of the Closing, (B) all costs, fees and expenses associated with obtaining the “tail” policy under Section 6.10(b), and (C) all costs, fees and expenses for which Public Company is liable, in connection with the negotiation, preparation and execution of this Agreement or any agreements, documents, certificates, opinions or other items contemplated hereby and the consummation of the Merger or the other transactions contemplated hereby and that are unpaid as of the Closing, including brokerage fees and commissions, finders’ fees or financial advisory fees, or any fees and expenses of counsel, exchange agent, proxy solicitor, transfer agent, consultants, representatives or accountants payable by Public Company after application of Section 8.3(a).

(iii) “Indebtedness” means any liabilities (A) for borrowed money, (B) evidenced by bonds, debentures, notes or similar instruments, (C) upon which interest charges are customarily paid (other than obligations accepted in connection with the purchase of products or services in the ordinary course of business), (D) of others secured by (or which the holder of such liabilities has an existing right, contingent or otherwise, to be secured by) any Lien or security interest on property owned or acquired by the person in question whether or not the obligations secured thereby have been assumed, (E) under leases required to be accounted for as capital leases under GAAP, or (F) guarantees relating to any such liabilities.

(iv) “Outstanding Lease Obligations” means $200,000.

6.23 Monthly Net Cash. Within ten (10) Business Days of the end of each calendar month before the Closing Date, Public Company shall provide Merger Partner in writing a calculation of Net Cash.

ARTICLE VII

CONDITIONS TO MERGER

7.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

(a) Stockholder Approvals. The Merger Partner Voting Proposal shall have been approved by means of the Written Consents by the requisite vote of the stockholders of Merger Partner under applicable law and Merger Partner’s certificate of incorporation, as amended. The Public Company Voting Proposal shall have been approved at the Public Company Meeting, at which a quorum is present, by the requisite vote of the stockholders of Public Company under applicable law, Public Company’s certificate of incorporation, as amended, and stock market regulations.

(b) [Intentionally omitted]

(c) Governmental Approvals. Other than the filing of the Certificate of Merger, all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity in connection with the Merger and the consummation of the other transactions contemplated by this Agreement.

(d) Registration Statement; Proxy Statement/Prospectus. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose, and no similar proceeding with respect to the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC or its staff.

(e) No Injunctions. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(f) Nasdaq Notification. (i) The existing Public Company Common Stock has been listed on Nasdaq as of and from the date of this Agreement through the Closing Date, (ii) the Nasdaq Listing Application shall have been approved, and (iii) the share of the Public Company Common Stock to be issued in the Merger pursuant to this Agreement, upon the exercise of Adjusted Warrants and Merger Partner Stock Options shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

7.2 Additional Conditions to the Obligations of Public Company and Merger Sub. The obligations of Public Company and Merger Sub to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived in writing exclusively by Public Company and Merger Sub:

(a) Representations and Warranties. The representations and warranties of Merger Partner set forth in this Agreement and in any certificate or other writing delivered by Merger Partner pursuant hereto shall be true and correct (i) as of the date of this Agreement (except in the case of this clause (i), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date and (B) where the failure to be true and correct, individually or in the aggregate, has not had, and is not reasonably likely to have, a Merger Partner Material Adverse Effect) and (ii) as of the Closing Date as though made on and as of the Closing Date (except in the case of this clause (ii), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, (B) for changes expressly provided for in this Agreement and (C) where the failure to be true and correct, individually or in the aggregate, has not had, and is not reasonably likely to have, a Merger Partner Material Adverse Effect); provided, however, that the representations and warranties made by Merger Partner in Sections 3.1, 3.2, 3.3(b), 3.4(a), 3.4(d), 3.7(i) and 3.20 shall not be subject to the qualifications set forth in clauses (i)(B) and (ii)(C) above; provided, further, that the representations and warranties set forth in Section 3.2(a) shall be true and correct except for such inaccuracies as are in the aggregate de minimis; provided, further, that for purposes of determining accuracy of such representations and warranties, any update of or modification to the Merger Partner Disclosure Schedule made or purported to have been after the date of this Agreement shall be disregarded.

(b) Performance of Obligations of Merger Partner. Merger Partner shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date.

(c) No Merger Partner Material Adverse Effect. No Merger Partner Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

(d) Third Party Consents. Merger Partner shall have obtained any required consent or approval of any third party (other than a Governmental Entity) the failure of which to obtain, individually or in the aggregate, is reasonably likely to have a Merger Partner Material Adverse Effect.

(e) Resignations. Public Company shall have received copies of the resignations, effective as of the Effective Time, of each director of Merger Partner and its Subsidiaries listed in Section 7.2(e) of the Merger Partner Disclosure Schedule.

(f) Dissenting Shares. The number of Dissenting Shares shall not exceed 5% of the number of outstanding shares of Merger Partner Common Stock as of the Effective Time (after giving effect to the conversion into Merger Partner Common Stock of all outstanding shares of Merger Partner Preferred Stock).

(g) Officers’ Certificate. Public Company shall have received an officers’ certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of Merger Partner to the effect that the conditions of Sections 7.2(a), (b) and (c) have been satisfied.

(h) Investor Agreements. The Investor Agreements shall have been terminated.

7.3 Additional Conditions to the Obligations of Merger Partner. The obligation of Merger Partner to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived, in writing, exclusively by Merger Partner:

(a) Representations and Warranties. The representations and warranties of Public Company and Merger Sub set forth in this Agreement and in any certificate or other writing delivered by Public Company or Merger Sub pursuant hereto shall be true and correct (i) as of the date of this Agreement (except in the case of this clause (i), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date and (B) where the failure to be true and correct, individually or in the aggregate, has not had, and is not reasonably likely to have, a Public Company Material Adverse Effect) and (ii) as of the Closing Date as though made on and as of the Closing Date (except in the case of this clause (ii), (A) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, (B) for changes contemplated by this Agreement and (C) where the failure to be true and correct, individually or in the aggregate, has not had, and is not reasonably likely to have, a Public Company Material Adverse Effect); provided, however, that the representations and warranties made by Public Company and Merger Sub in Sections 4.1, 4.2, 4.3(b), 4.4(a), 4.4(d), 4.7(i) and 4.21 shall not be subject to the qualifications set forth in clauses (i)(B) and (ii)(C) above; provided, further, that the representations and warranties set forth in Section 4.2(a) shall be true and correct except for such inaccuracies as are in the aggregate de minimis; provided, further, that for purposes of determining accuracy of such representations and warranties, any update of or modification to the Public Company Disclosure Schedule made or purported to have been after the date of this Agreement shall be disregarded.

(b) Performance of Obligations of Public Company and Merger Sub. Public Company and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement on or prior to the Closing Date.

(c) No Public Company Material Adverse Effect. No Public Company Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

(d) Third Party Consents. Public Company shall have obtained any consent or approval of any third party (other than a Governmental Entity) the failure of which to obtain, individually or in the aggregate, is reasonably likely to have an Public Company Material Adverse Effect (it being understood and agreed that the failure to obtain or effect any or all of the consents and approvals listed in Section 7.3(d) of the Public Company Disclosure Schedule will not be reasonably likely to have a Public Company Material Adverse Effect).

(e) Officers’ Certificate. Merger Partner shall have received an officers’ certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of Public Company to the effect that the conditions of Sections 7.3(a), (b), and (c) have been satisfied

(f) Director Resignations. Merger Partner shall have received copies of the resignations, effective as of the Effective Time, of each director of Public Company and its Subsidiaries listed in Section 7.2(f) of the Public Company Disclosure Schedule.

(g) Officer Resignations. Merger Partner shall have received copies of the resignations, effective as of the Effective Time, of each officer of Public Company and its Subsidiaries listed in Section 7.2(g) of the Public Company Disclosure Schedule.

(h) Board of Directors. The Board of Directors of the Surviving Corporation shall be constituted as set forth pursuant to Section 6.14 of this Agreement effective as of the Effective Time.

(i) [Intentionally omitted]

(j) Net Cash. The Net Cash calculation shall be finally determined in accordance with Section 6.22 and such Net Cash calculation shall be at least equal to $19.0 million.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 8.1(b) through 8.1(k), by written notice by the terminating party to the other party), whether before or, subject to the terms hereof, after approval of the Merger Partner Voting Proposal by the stockholders of Merger Partner or approval of the Public Company Voting Proposal by the stockholders of Public Company:

(a) by mutual written consent of Public Company and Merger Partner;

(b) by either Public Company or Merger Partner if the Merger shall not have been consummated by May 26, 2019 (the “Outside Date”) (provided, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a principal cause of or resulted in the failure of the Merger to occur on or before the Outside Date), provided, however, that, in the event that, subsequent to the Outside Date, Net Cash is still being determined in accordance with Section 6.22, Merger Partner shall be entitled to extend the date for termination of this Agreement pursuant to this Section 8.1(b) until the date that is two (2) Business Days from the date that Net Cash is finally determined pursuant to Section 6.22; provided, further, however, that, in the event that the Registration Statement and/or Proxy Statement/Prospectus is still being reviewed or commented on by the SEC, Merger Partner shall be entitled to extend the date for termination of this Agreement pursuant to this Section 8.1(b) for an additional thirty (30) days);

(c) by either Public Company or Merger Partner if a Governmental Entity of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; provided, however, that a party hereto shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if the issuance of any such order, decree, ruling or other action is attributable to the failure of such party (or any Affiliate of such party) to perform in any material respect any covenant in this Agreement required to be performed by such party (or any Affiliate of such party) at or prior to the Effective Time;

(d) by either Public Company or Merger Partner if at the Public Company Meeting (including any adjournment or postponement), at which a vote on the Public Company Voting Proposal is taken, the requisite vote of the stockholders of Public Company in favor of Public Company Voting Proposal shall not have been obtained;

(e) by Public Company, if at any time prior to the receipt of the Merger Partner Stockholder Approval: (i) the Merger Partner Board shall have failed to give its recommendation to the approval of the Merger Partner Voting Proposal or shall have withdrawn or modified in a manner adverse to Public Company its recommendation of the Merger Partner Voting Proposal; (ii) after the receipt by Merger Partner of an Acquisition Proposal, Public Company requests in writing that Merger Partner Board reconfirm its recommendation of this Agreement or the Merger and Merger Partner Board fails to do so within ten Business Days after its receipt of Public Company’s request; (iii) the Merger Partner Board (or any committee thereof) shall have approved or recommended to the stockholders of Merger Partner an Acquisition Proposal; (iv) a tender offer or exchange offer for outstanding shares of Merger Partner Capital Stock is commenced (other than by Public Company or an Affiliate of Public Company), and Merger Partner Board (or any committee thereof) recommends that the stockholders of Merger Partner tender their shares in such tender or exchange offer or, within ten Business Days after the commencement of such tender offer or exchange offer, Merger Partner Board fails to recommend against acceptance of such offer; or (v) Merger Partner shall have materially breached its obligations under Section 6.1 or Section 6.5(a) of this Agreement;

(f) by Merger Partner, at any time prior to the receipt of the Public Company Stockholder Approval with respect to the issuance of shares of Public Company Common Stock pursuant to the Merger, if: (i) the Public Company Board shall have failed to include its recommendation to the approval of the Public Company Voting Proposal and the Other Public Company Voting Proposals, as applicable, in the Proxy Statement/Prospectus or shall have withdrawn or modified in a manner adverse to Merger Partner its recommendation of the Public Company Voting Proposal and the Other Public Company Voting Proposals, as applicable; (ii) after the receipt by Public Company of an Acquisition Proposal, Merger Partner requests in writing that the Public Company Board reconfirm its recommendation of the Public Company Voting Proposal and the Other Public Company Voting Proposals, as applicable, and the Public Company Board fails to do so within ten Business Days after its receipt of Merger Partner’s request; (iii) the Public Company Board (or any committee thereof) shall have approved or recommended to the stockholders of Public Company an Acquisition Proposal; (iv) a tender offer or exchange offer for outstanding shares of Public Company Common Stock is commenced (other than by Merger Partner or an Affiliate of Merger Partner), and the Public Company Board (or any committee thereof) recommends that the stockholders of Public Company tender their shares in such tender or exchange offer or, within ten Business Days after the commencement of such tender offer or exchange offer, the Public Company Board fails to recommend against acceptance of such offer; or (v) Public Company shall have materially breached its obligations under Section 6.1 or Section 6.5(b) of this Agreement;

(g) by Public Company, if there has been a material breach of or material failure to perform any representation, warranty, covenant or agreement set forth in this Agreement (other than those referred to elsewhere in this Section 8.1) on the part of Merger Partner, which breach would cause the conditions set forth in Section 7.2(a) or (b) not to be satisfied; provided, that neither Public Company nor Merger Sub is then in material breach of any representation, warranty or covenant under this Agreement and provided, further, that if such breach or failure to perform is curable by Merger Partner, as applicable, then this Agreement shall not terminate pursuant to this Section 8.1(g) as a result of such particular breach or failure until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from Public Company to Merger Partner of such breach or failure and (ii) Merger Partner ceasing to exercise commercially reasonable efforts to cure such breach or failure following delivery of written notice from Public Company of such breach or failure and its intention to terminate pursuant to this Section 8.1(g) (it being understood that, in each case, this Agreement shall not terminate pursuant to this Section 8.1(g) as a result of such particular breach or failure if such breach or failure is cured prior to such termination becoming effective);

(h) by Merger Partner, if there has been a material breach of or material failure to perform any representation, warranty, covenant or agreement set forth in this Agreement (other than those referred to elsewhere in this Section 8.1) on the part of Public Company, which breach would cause the conditions set forth in Section 7.3(a) or (b) not to be satisfied; provided, that Merger Partner is not then in material breach of any representation, warranty or covenant under this Agreement and provided, further, that if such breach or failure to perform is curable by Public Company, then this Agreement shall not terminate pursuant to this Section 8.1(h) as a result of such particular breach or failure until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from Merger Partner to Public Company of such breach or failure and (ii) Public Company or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach or failure following delivery of written notice from Merger Partner of such breach or failure and its intention to terminate pursuant to this Section 8.1(h) (it being understood that, in each case, this Agreement shall not terminate pursuant to this Section 8.1(h) as a result of such particular breach or failure if such breach or failure is cured prior to such termination becoming effective);

(i) by Public Company, if the Merger Partner Stockholder Approval is not obtained by delivery of the Written Consents on or prior to 5:00 p.m., New York City time, on the day prior to the day on which the Public Company Meeting is held;

(j) by Merger Partner if, at any time prior to the receipt of the Merger Partner Stockholder Approval, each of the following occur: (A) Merger Partner shall have received a Superior Proposal; (B) Merger Partner shall have complied in all material respects with its obligations under Section 6.1, including with respect to making a Merger Partner Board Recommendation Change with respect to such Superior Proposal; (C) the Merger Partner Board approves, and Merger Partner concurrently with the termination of this Agreement enters into, a definitive agreement with respect to such Superior Proposal; and (D) prior to or concurrently with such termination, Merger Partner pays to Public Company the amount contemplated by Section 8.3(b); or

(k) by Public Company if, at any time prior to the receipt of the Public Company Stockholder Approval with respect to the issuance of shares of Public Company Common Stock pursuant to the Merger, each of the following occur: (A) Public Company shall have received a Superior Proposal; (B) Public Company shall have complied in all material respects with its obligations under Section 6.1, including with respect to making a Public Company Board Recommendation Change with respect to such Superior Proposal; (C) the Public Company Board approves, and Public Company concurrently with the termination of this Agreement enters into, a definitive agreement with respect to such Superior Proposal; and (D) prior to or concurrently with such termination, Public Company pays to Merger Partner the amount contemplated by Section 8.3(c).

8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of Public Company, Merger Partner, Merger Sub or their respective officers, directors, stockholders or Affiliates; provided that (a) any such termination shall not relieve any party from liability for any knowing and intentional breach of this Agreement, fraud or intentional misconduct and (b) the provisions of Section 5.3 (Confidentiality), this Section 8.2 (Effect of Termination), Section 8.3 (Fees and Expenses) and Article IX (Miscellaneous) of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

8.3 Fees and Expenses.

(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Merger Partner and Public Company shall share equally all fees and expenses, other than accountant’s and attorneys’ fees, incurred with respect to the printing, filing and mailing of the Proxy Statement/Prospectus (including any related preliminary materials) and the Registration Statement and any amendments or supplements thereto.

(b) Merger Partner shall pay Public Company a termination fee of $600,000 (the “Merger Partner Termination Fee”) in the event of the termination of this Agreement:

(i) by Public Company pursuant to Section 8.1(e);

(ii) by Merger Partner pursuant to Section 8.1(j); or

(iii) by Public Company or Merger Partner, as applicable, pursuant to Sections 8.1(b) or 8.1(g), so long as (A) prior to the termination of this Agreement, any person makes an Acquisition Proposal or amends an Acquisition Proposal made prior to the date of this Agreement with respect to Merger Partner; and (B) within 12 months after such termination Merger Partner enters into a definitive agreement to consummate (which is consummated, whether or not within or after the 12 month period), or consummates, any Acquisition Proposal (regardless of whether made before or after the termination of this Agreement); provided that for purposes of this Section 8.3(b)(iii), the references to 15% in the definition of Acquisition Proposal shall be deemed to be 50%.

(c) Public Company shall pay Merger Partner a termination fee of $600,000 (the “Public Company Termination Fee”) in the event of the termination of this Agreement:

(i) by Merger Partner pursuant to Section 8.1(f);

(ii) by Public Company pursuant to Section 8.1(k); or

(iii) by Public Company or Merger Partner, as applicable, pursuant to Sections 8.1(b) or 8.1(h), so long as (A) prior to the termination of this Agreement, any person makes an Acquisition Proposal or amends an Acquisition Proposal made prior to the date of this Agreement with respect to Public Company; and (B) within 12 months after such termination Public Company enters into a definitive agreement to consummate, or consummates, any Acquisition Proposal (regardless of whether made before or after the termination of this Agreement); provided that for purposes of this Section 8.3(c)(iii), the references to 15% in the definition of Acquisition Proposal shall be deemed to be 50%.

(d) Any fee due under Section 8.3(b) or 8.3(c) shall be paid by wire transfer within two (2) Business Days of the date of termination of this Agreement to an account designated by the party entitled to such amount. If either party fails to promptly pay to the other any expense reimbursement or termination fee due pursuant to this Section 8.3, the defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of Bank of America, N.A. plus five percent per annum, compounded quarterly, from the date such expense reimbursement or fee was required to be paid.

(e) The parties hereto acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties hereto would not enter into this Agreement. Notwithstanding Section 8.2 or any other provision of this Agreement, payment of the termination fees described in, and under the circumstances provided for in, this Section 8.3 shall constitute the sole and exclusive remedy of Public Company or Merger Partner, as applicable in connection with any termination of this Agreement in the circumstances in which such fees became payable. In the event that Public Company or Merger Partner shall receive the payment of a termination fee under the circumstances provided for in this Section 8.3, the receipt of such fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Public Company and any of its Affiliates or Merger Partner and any of its Affiliates, as applicable, or any other person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Public Company, Merger Sub any of their respective Affiliates or Merger Partner or any of its Affiliates, as applicable, or any other person, shall be entitled to bring or maintain any other claim, action or proceeding against Public Company or Merger Partner, as applicable, or any of their respective Affiliates arising out of this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination.

(f) The parties hereto acknowledge and agree that (i) in no event shall Merger Partner be required to pay Merger Partner Termination Fee on more than one occasion, nor shall Public Company be required to pay Public Company Termination Fee on more than one occasion and (ii) in each case whether or not such fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events. Payment of either the Merger Partner Termination Fee or Public Company Termination Fee shall be an exclusive remedy hereunder for the party that actually receives such fee, and if this Agreement is terminated pursuant to a provision that does not require payment of either the Merger Partner Termination Fee or Public Company Termination Fee, then the parties may pursue any remedies available hereunder.

(g) If this Agreement is terminated pursuant to Section 8.1(i) or in the event the transactions contemplated at the Closing by this Agreement fail to be consummated solely as a result of the failure of the condition set forth in Section 7.2(c) to be satisfied (provided, in each case, that at such time all of the other conditions have been satisfied, met or waived), then Merger Partner shall reimburse Public Company for all reasonable out-of-pocket fees and expenses incurred by Public Company in connection with this Agreement and the transactions contemplated hereby in an amount up to $175,000 (such expenses, collectively, the “Public Company Expenses”) by wire transfer of same-day funds within ten (10) Business Days following the date on which Public Company submits to Merger Partner true and correct copies of reasonable documentation supporting such Public Company Expenses.

(h) If this Agreement is terminated pursuant to Section 8.1(d) or in the event the transactions contemplated at the Closing by this Agreement fail to be consummated solely as a result of the failure of the condition set forth in Section 7.3(c) to be satisfied (provided, in each case, that at such time all of the other conditions have been satisfied, met or waived), then Public Company shall reimburse Merger Partner for all reasonable out-of-pocket fees and expenses incurred by Merger Partner in connection with this Agreement and the transactions contemplated hereby in an amount up to $175,000 (such expenses, collectively, the “Merger Partner Expenses”) by wire transfer of same-day funds within ten (10) Business Days following the date on which Merger Partner submits to Public Company true and correct copies of reasonable documentation supporting such Merger Partner Expenses.

8.4 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of any of the parties, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.5 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

8.6 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.1, an amendment, modification or supplement of this Agreement pursuant to Section 8.4 or an extension or waiver of this Agreement pursuant to Section 8.5 shall, in order to be effective, require action by the respective boards of directors of the applicable parties.

ARTICLE IX

MISCELLANEOUS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement shall survive the Effective Time, except for the agreements contained in Article I, Article II, Section 6.10, 6.13 and 6.14, Article VIII and this Article IX. This Section 9.1 shall have no effect upon any other obligations of the parties hereto, whether to be performed before or after the consummation of the Merger.

9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) three Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, in each case to the intended recipient as set forth below:

(a) if to Public Company or Merger Sub, to

Arsanis, Inc.

890 Winter Street, Suite 230

Waltham, MA 02451

Attn: Michael Gray

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Attn: Jay E. Bothwick, Esq.

         Cynthia T. Mazareas, Esq.

Telecopy: (617) 526-5000

(b) if to Merger Partner:

X4 Pharmaceuticals, Inc.

955 Massachusetts Avenue, 4th Floor

Cambridge, Massachusetts 02139

Attn: Paula Ragan

         Adam Mostafa

with a copy (which shall not constitute notice) to:

Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

Attn: John J. Cheney, Esq.

         Daniel T. Kajunski, Esq.

Telecopy: (617) 542-2241

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telecopy, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

9.3 Entire Agreement. This Agreement (including the Schedules, Annexes and Exhibits hereto and the documents and instruments referred to herein that are to be delivered at the Closing) constitutes the entire agreement among the parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof and the parties hereto expressly disclaim reliance on any such prior understandings, agreements or representations to the extent not embodied in this Agreement. Notwithstanding the foregoing, the Confidentiality Agreement shall remain in effect in accordance with its terms.

9.4 No Third Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder, except as set forth in or contemplated by the terms and provisions of Section 6.10.

9.5 Assignment. No party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of law or otherwise without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 9.5 is void.

9.6 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

9.7 Counterparts and Signature. This Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile or by an electronic scan delivered by electronic mail.

9.8 Interpretation. When reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Where this Agreement refers to information that was “made available”, that means that such information was either (i) provided directly to Public Company or Merger Partner, as applicable, by the other party, (ii) included in the virtual data rooms established by Public Company and Merger Partner created for the purposes of providing information to the other party in connection with this

Agreement at least three Business Days prior to the execution and delivery of this Agreement or (iii) solely with respect to information made available by Public Company, filed with and publicly available on the SEC’s EDGAR system prior to the date of this Agreement. When used in the agreement, “person” shall mean any natural person, corporation, exempted company, limited liability company, partnership, exempted limited partnership, association, trust or other entity, including a Governmental Entity, as applicable. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.

9.9 Governing Law. All matters arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

9.10 Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

9.11 Submission to Jurisdiction. Each of the parties to this Agreement (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9.2. Nothing in this Section 9.11, however, shall affect the right of any party to serve legal process in any other manner permitted by law.

9.12 WAIVER OF JURY TRIAL. EACH OF PUBLIC COMPANY, THE MERGER SUB AND MERGER PARTNER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PUBLIC COMPANY, THE MERGER SUB OR MERGER PARTNER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.13 Disclosure Schedule. Each of the Merger Partner Disclosure Schedule and the Public Company Disclosure Schedule shall be arranged in sections corresponding to the numbered sections contained in this Agreement, and the disclosure in any section shall qualify only (a) the corresponding section of this Agreement and (b) the other sections of this Agreement, to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other sections. The inclusion of any information in the Merger Partner Disclosure Schedule or the Public Company Disclosure Schedule, as applicable, shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Merger Partner Material Adverse Effect or a Public

Company Material Adverse Effect, as applicable, or is outside the Ordinary Course of Business. The parties acknowledge that Section 6.14 of the Public Company Disclosure Schedule may be updated prior to the Effective Time to reflect any changes in the individuals to be appointed to the Public Company Board and the class such individual is to serve or from whom resignations shall be obtained.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

ARSANIS, INC.

By:	/s/ Michael Gray
Name:	Michael Gray
Title:	Chief Operating Officer and Chief Financial Officer

ARTEMIS AC CORP.

By:	/s/ Michael Gray
Name:	Michael Gray
Title:	President

X4 PHARMACEUTICALS, INC.

By:	/s/ Paula Ragan
Name:	Paula Ragan, Ph.D.
Title:	President & Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A-1

FORM OF SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of November     , 2018, by and among X4 Pharmaceuticals, Inc., a Delaware corporation (“Merger Partner”), Arsanis, Inc., a Delaware corporation (“Public Company”), and the undersigned stockholder (the “Stockholder”) of Merger Partner.

RECITALS

A. Concurrently with the execution and delivery hereof, Public Company, Merger Partner and [                ], a Delaware corporation and a wholly owned subsidiary of Public Company (the “Merger Sub”), have entered into an agreement and plan of merger (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Merger Partner, with Merger Partner as the surviving corporation and a wholly owned subsidiary of Public Company (the “Merger”).

B. Stockholder is the beneficial owner of such number of shares of Merger Partner Capital Stock as indicated in Appendix A to this Agreement.

C. As an inducement to the willingness of Public Company to enter into the Merger Agreement, Public Company has required that the Stockholder enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

“Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

“Shares” means, with respect to a Stockholder, (i) all shares of Merger Partner Capital Stock owned, beneficially or of record, by such Stockholder as of the date hereof, (ii) all additional shares of Merger Partner Capital Stock acquired by such Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Closing Date, and (iii) all shares of Public Company Common Stock received by such Stockholder in connection with the Merger.

“Transfer” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. Stockholder covenants to Public Company as follows:

(a) During the period commencing with the execution and delivery of this Agreement and expiring on the Lock-Up Termination Date (as defined below), such Stockholder shall not Transfer any of such Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares.

(b) Except as otherwise permitted by this Agreement or by order of a court of competent jurisdiction, such Stockholder will not commit any act that would restrict such Stockholder’s legal power, authority and right to vote all of the Shares held by such Stockholder or otherwise prevent or disable such Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, such Stockholder shall not enter into any voting agreement with any person or entity with respect to any of such Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of such Stockholder’s Shares, deposit any of such Stockholder’s Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting such Stockholder’s legal power, authority or right to vote such Stockholder’s Shares in favor of the approval of the Merger.

(c) Notwithstanding anything else herein to the contrary, Stockholder may, at any time, Transfer its Shares (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by such Stockholder, (iii) to any member of such Stockholder’s immediate family or (iv) to any trust for the direct or indirect benefit of such Stockholder or the immediate family of such Stockholder or otherwise for estate planning purposes; provided, that the applicable transferee shall have executed and delivered a support agreement substantially identical to this Agreement.

3. Agreement to Vote Shares. Stockholder covenants to Public Company as follows:

(a) Until the Expiration Date (as defined below), at any meeting of the stockholders of Merger Partner, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Merger Partner: (i) if no Merger Partner Board Recommendation Change has occurred, such Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by such Stockholder (A) in favor of the adoption of the Merger Agreement and the approval of the Merger and (B) against any Acquisition Proposal; and (ii) if a Merger Partner Board Recommendation Change has occurred, such Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by such Stockholder (A) in favor of the adoption of the Merger Agreement and the approval of the Merger and (B) against any Acquisition Proposal.

(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, such Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all such Stockholder’s Shares in accordance with this Section 3.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of Public Company by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

(d) The Stockholder hereby waives and agrees not to exercise any rights of appraisal or any dissenters’ rights (including under Section 262 of the DGCL) that the Stockholder may have (whether under applicable law or otherwise) or could potentially have or acquire in connection with the Merger.

4. Action in Stockholder Capacity Only. Stockholder is entering into this Agreement solely in such Stockholder’s capacity as a record holder and beneficial owner, as applicable, of its Shares and not in such Stockholder’s capacity as a director or officer of Merger Partner. Nothing herein shall limit or affect any Stockholder’s ability to act as an officer or director of Merger Partner.

5. Irrevocable Proxy. Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that such Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that any Stockholder fails to vote its Shares in accordance with Section 3 at any applicable meeting of the stockholders of Merger Partner or pursuant to any applicable written consent of the stockholders of Merger Partner, such Stockholder shall be deemed to have irrevocably granted to, and appointed, Public Company, and any individual designated in writing by it, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Merger Partner stockholders or at any meeting of the Merger Partner stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. Public Company agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein, such Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

6. No Solicitation. Subject to Section 4, Stockholder agrees not to, directly or indirectly, including through any of its officers, directors or agents, (a) solicit, seek or initiate or knowingly take any action to facilitate or encourage, any offers, inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal or (b) enter into, continue or otherwise participate or engage in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any person any non-public information or afford any person, other than Public Company or Merger Partner, as applicable, access to such party’s property, books or records (except pursuant to a request by a Governmental Entity) in connection with, any Acquisition Proposal; provided, however, that nothing in this Section 6 shall prevent Stockholder from referring a person to this Section 6 or to the Merger Agreement.

7. Representations and Warranties of the Stockholder. Stockholder hereby represents and warrants to Public Company as follows:

(a) (i) The Stockholder is the beneficial or record owner of the shares of Merger Partner Capital Stock indicated in Appendix A to this Agreement (each of which shall be deemed to be “held” by Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Liens; and (ii) the Stockholder does not beneficially own any securities of Merger Partner other than the shares of Merger Partner Capital Stock and rights to purchase shares of Merger Partner Capital Stock set forth in Appendix A to this Agreement.

(b) Except as otherwise provided in this Agreement, the Stockholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Entity). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of such Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of such Stockholder’s Shares, deposited any of such Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting such Stockholder’s legal power, authority or right to vote such Stockholder’s Shares on any matter.

(c) This Agreement has been duly and validly executed and delivered by such Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of such Stockholder enforceable against such Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exception. The execution and delivery of this Agreement by such Stockholder and the performance by such Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which

Stockholder is a party or bound, or any applicable law to which such Stockholder (or any of such Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect such Stockholder’s ability to perform its obligations under this Agreement.

(d) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with such Stockholder’s legal counsel. The Stockholder understands and acknowledges that Public Company is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(e) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

(f) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of such Stockholder, threatened against, such Stockholder or any of such Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

8. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earlier of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof or (b) the date on which the Merger Partner Voting Proposal shall have been approved by the requisite holders of Merger Partner Capital Stock (the “Expiration Date”); provided, however, that (i) Section 9 shall survive the termination of this Agreement, (ii) Section 2(a) (and, to the extent relating to thereto, Section 2(c)) shall terminate and shall cease to be of any further force or effect as of the earlier of (A) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof or (B) the date which is one hundred and eighty (180) calendar days following the Closing Date (the “Lock-Up Termination Date”), and (iii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Expiration Date.

9. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.

(b) Entire Agreement. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(c) Governing Law. All matters arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

(d) Jurisdiction. Each of the parties to this Agreement (i) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9(j). Nothing in this Section 9(d), however, shall affect the right of any party to serve legal process in any other manner permitted by law.

(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY TO THIS AGREEMENT IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

(f) Assignment. Except as otherwise provided in Section 2(c) hereof, no party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of law or otherwise, without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 9(f) is void.

(g) No Third Party Rights. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder other than the parties hereto to the extent expressly set forth herein.

(h) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

(i) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(j) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) three Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, in each case to the intended recipient as follows: (A) if to Merger Partner or Public Company, to the address, electronic mail address or facsimile provided in the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to any Stockholder, to such Stockholder’s address, electronic mail address or facsimile shown below Stockholder’s signature to this Agreement.

(k) Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile, by an electronic scan delivered by electronic mail or any electronic signature), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile, by an electronic scan delivered by electronic mail or by delivery of any electronic signature.

(l) Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

MERGER PARTNER: [Merger Partner]

By:
Title:

PUBLIC COMPANY: [Public Company]

By:
Title:

[STOCKHOLDER], in his/her capacity as a Stockholder:

Signature:

Address:

Appendix A

Exhibit A-2

FORM OF SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of November [    ], 2018, by and among X4 Pharmaceuticals, Inc., a Delaware corporation (“Merger Partner”), Arsanis, Inc., a Delaware corporation (“Public Company”), and the undersigned stockholder (the “Stockholder”) of Public Company.

RECITALS

A. Concurrently with the execution and delivery hereof, Public Company, Merger Partner and Artemis AC Corp., a Delaware corporation and a wholly owned subsidiary of Public Company (the “Merger Sub”), have entered into an agreement and plan of merger (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Merger Partner, with Merger Partner as the surviving corporation and a wholly owned subsidiary of Public Company (the “Merger”).

B. The Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such number of shares of Public Company Common Stock as indicated in Appendix A to this Agreement.

C. As an inducement to the willingness of Merger Partner to enter into the Merger Agreement, Merger Partner has required that certain stockholders of Public Company (including the Stockholder) enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

“Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

“Recommendation Change Requirement” means 70% of the Shares held by the Stockholder.

“Shares” means (i) all shares of Public Company Common Stock owned, beneficially or of record, by the Stockholder as of the date hereof, and (ii) all additional shares of Public Company Common Stock acquired by the Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Closing Date.

“Transfer” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to Merger Partner as follows:

(a) During the period commencing with the execution and delivery of this Agreement and expiring on the Lock-Up Termination Date (as defined below), such Stockholder shall not Transfer any of such Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares.

(b) Except as otherwise permitted by this Agreement or by order of a court of competent jurisdiction, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposit any of the Stockholder’s Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares in favor of the approval of the Merger.

(c) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer its Shares (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by the Stockholder, (iii) to any member of the Stockholder’s immediate family or (iv) to any trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder or otherwise for estate planning purposes; provided, that the applicable transferee shall have executed and delivered a support agreement substantially identical to this Agreement.

3. Agreement to Vote Shares. The Stockholder covenants to Merger Partner as follows:

(a) Until the Expiration Date (as defined below), at any meeting of the stockholders of Public Company, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Public Company: (i) if no Public Company Board Recommendation Change has occurred, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the issuance of shares of common stock of Public Company in connection with the Merger, as well as the adoption of the Merger Agreement and (B) against any Acquisition Proposal; and (ii) if a Public Company Board Recommendation Change has occurred, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, at least the Recommendation Change Requirement (rounded up to the nearest whole number of Shares) of Shares held by the Stockholder (A) in favor of the issuance of shares of common stock of Public Company in connection with the Merger, as well as the adoption of the Merger Agreement and (B) against any Acquisition Proposal.

(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all of the Stockholder’s Shares in accordance with this Section 3.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of Public Company by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

(d) The Stockholder hereby waives and agrees not to exercise any rights of appraisal or any dissenters’ rights (including under Section 262 of the DGCL) that the Stockholder may have (whether under applicable law or otherwise) or could potentially have or acquire in connection with the Merger.

4. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and beneficial owner, as applicable, of its Shares and not in the Stockholder’s capacity as a director or officer of Public Company. Nothing herein shall limit or affect any Stockholder’s ability to act as an officer or director of Public Company.

5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote its Shares in accordance with Section 3 at any applicable meeting of the stockholders of Public Company or pursuant to any applicable written consent of the stockholders of Public Company, the Stockholder shall be deemed to have irrevocably granted to, and appointed, Merger Partner, and any individual designated in writing by it, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Public Company stockholders or at any meeting of the Public Company stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement; provided, that, for the avoidance of doubt, if a Public Company Board Recommendation Change has occurred the Stockholder shall only be deemed to have granted proxies to the extent of the Recommendation Change Requirement. Merger Partner agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

6. No Solicitation. Subject to Section 4, the Stockholder agrees not to, directly or indirectly, including through any of its officers, directors or agents, (a) solicit, seek or initiate or knowingly take any action to facilitate or encourage, any offers, inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal or (b) enter into, continue or otherwise participate or engage in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any person any non-public information or afford any person, other than Public Company or Merger Partner, as applicable, access to such party’s property, books or records (except pursuant to a request by a Governmental Entity) in connection with, any Acquisition Proposal; provided, however, that nothing in this Section 6 shall prevent the Stockholder from referring a person to this Section 6 or to the Merger Agreement.

7. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Merger Partner as follows:

(a) (i) The Stockholder is the beneficial or record owner of the shares of Public Company Common Stock indicated in Appendix A to this Agreement (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Liens; and (ii) the Stockholder does not beneficially own any securities of Public Company other than the shares of Public Company Common Stock and rights to purchase shares of Public Company Common Stock set forth in Appendix A to this Agreement.

(b) Except as otherwise provided in this Agreement, the Stockholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Entity). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter.

(c) This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exception. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

(d) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with the Stockholder’s legal counsel. The Stockholder understands and acknowledges that Merger Partner is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(e) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

(f) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

8. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earlier of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof or (b) the date on which the Public Company Voting Proposal shall have been approved by the requisite holders of Public Company Common Stock (the “Expiration Date”); provided, however, that (i) Section 9 shall survive the termination of this Agreement, (ii) Section 2(a) (and, to the extent relating to thereto, Section 2(c)) shall terminate and shall cease to be of any further force or effect as of the earlier of (A) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof or (B) the date which is one hundred and eighty (180) calendar days following the Closing Date (the “Lock-Up Termination Date”) and (iii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Expiration Date.

9. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.

(b) Entire Agreement. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(c) Governing Law. All matters arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

(d) Jurisdiction. Each of the parties to this Agreement (i) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9(j). Nothing in this Section 9(d), however, shall affect the right of any party to serve legal process in any other manner permitted by law.

(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY TO THIS AGREEMENT IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

(f) Assignment. Except as otherwise provided in Section 2(c) hereof, no party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of law or otherwise, without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 9(f) is void.

(g) No Third Party Rights. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder other than the parties hereto to the extent expressly set forth herein.

(h) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

(i) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(j) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) three Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, in each case to the intended recipient as follows: (A) if to Merger Partner or Public Company, to the address, electronic mail address or facsimile provided in the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile shown below the Stockholder’s signature to this Agreement.

(k) Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile, by an electronic scan delivered by electronic mail or any electronic signature), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile, by an electronic scan delivered by electronic mail or by delivery of any electronic signature.

(l) Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

MERGER PARTNER:

X4 PHARMACEUTICALS, INC.

By:
Title:

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

PUBLIC COMPANY:

ARSANIS, INC.

By:
Title:

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

[STOCKHOLDER], in its capacity as the Stockholder:

By:
Title:

Address:

Appendix A

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned*

*	Based on 14,315,410 shares of common stock, $0.001 par value per share, outstanding as of October 31, 2018.

Exhibit B-1

FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

[SURVIVING CORPORATION]

FIRST: The name of the Corporation is: [Surviving Corporation]

SECOND: The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporate Law (“DGCL”).

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, $0.001 par value per share.

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

FIFTH: In furtherance of and not in limitation of powers conferred by statute, it is further provided:

1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

2. Election of directors need not be by written ballot.

3. The Board of Directors is expressly authorized to adopt, amend, alter or repeal the By-Laws of the Corporation.

SIXTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article Sixth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Any repeal or modification of the foregoing provisions of this Article Sixth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

SEVENTH: The following indemnification provisions shall apply to the persons enumerated below.

1. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an “Indemnified Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Seventh, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys’ fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Seventh or otherwise.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Seventh is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorneys’ fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6. Non-Exclusivity of Rights. The rights conferred on any person by this Article Seventh shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the certificate of incorporation, these by-laws, agreement, vote of stockholders or disinterested directors or otherwise.

7. Other Indemnification. The Corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation’s expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Seventh; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Seventh.

9. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Seventh shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person’s heirs, executors and administrators.

EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Incorporation as of this      day of [                ], 2019.

Name:
Title:

[Signature Page to Certificate of Incorporation]

Exhibit B-2

FORM OF BY-LAWS

OF

[SURVIVING CORPORATION]

4.3	Transfers	A-112
4.4	Lost, Stolen or Destroyed Certificates	A-113
4.5	Record Date	A-113
4.6	Regulations	A-113
ARTICLE V
GENERAL PROVISIONS		A-113
5.1	Fiscal Year	A-113
5.2	Corporate Seal	A-113
5.3	Waiver of Notice	A-113
5.4	Voting of Securities	A-113
5.5	Evidence of Authority	A-114
5.6	Certificate of Incorporation	A-114
5.7	Severability	A-114
5.8	Pronouns	A-114
ARTICLE VI
INDEMNIFICATION		A-114
6.1	Actions other than by or in the Right of the Corporation	A-114
6.2	Actions by or in the Right of the Corporation	A-114
6.3	Success on the Merits	A-115
6.4	Specific Authorization	A-115
6.5	Advance Payment	A-115
6.6	Non-Exclusivity	A-115
6.7	Insurance	A-115
6.8	Continuation of Indemnification and Advancement of Expenses	A-115
6.9	Severability	A-115
6.10	Intent of Article	A-115
ARTICLE VII
AMENDMENTS		A-116
7.1	By the Board of Directors	A-116
7.2	By the Stockholders	A-116

ARTICLE I

STOCKHOLDERS

1.1 Place of Meetings. All meetings of stockholders shall be held at such place as may be designated from time to time by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President or, if not so designated, at the principal office of the corporation. The Board of Directors may, in its sole discretion, determine that a meeting shall not be held at any place, but may instead be held solely by means of remote communication in a manner consistent with the General Corporation Law of the State of Delaware.

1.2 Annual Meeting. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on a date and at a time designated by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President (which date shall not be a legal holiday in the place where the meeting is to be held).

1.3 Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by only the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President, and may not be called by any other person or persons. The Board of Directors may postpone or reschedule any previously scheduled special meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

1.4 Notice of Meetings. Except as otherwise provided by law, notice of each meeting of stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice shall be effective if given by a form of electronic transmission consented to (in a manner consistent with the General Corporation Law of the State of Delaware) by the stockholder to whom the notice is given. The notices of all meetings shall state the place, if any, date and time of the meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If notice is given by mail, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation. If notice is given by electronic transmission, such notice shall be deemed given at the time specified in Section 232 of the General Corporation Law of the State of Delaware.

1.5 Voting List. The Secretary shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least 10 days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the corporation. If the meeting is to be held at a physical location (and not solely by means of remote communication), then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

1.6 Quorum. Except as otherwise provided by law, the Certificate of Incorporation or these By-laws, the holders of a majority in voting power of the shares of the capital stock of the corporation issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

1.7 Adjournments. Any meeting of stockholders may be adjourned from time to time to any other time and to any other place at which a meeting of stockholders may be held under these By-laws by the chairman of the meeting or by the stockholders present or represented at the meeting and entitled to vote, although less than a quorum. It shall not be necessary to notify any stockholder of any adjournment of less than 30 days if the time and place, if any, of the adjourned meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting.

1.8 Voting and Proxies. Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders, or to express consent or dissent to corporate action without a meeting, may vote or express such consent or dissent in person (including by means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting) or may authorize another person or persons to vote or act for such stockholder by a proxy executed or transmitted in a manner permitted by the General Corporation Law of the State of Delaware by the stockholder or such stockholder’s authorized agent and delivered (including by electronic transmission) to the Secretary of the corporation. No such proxy shall be voted or acted upon after three years from the date of its execution, unless the proxy expressly provides for a longer period.

1.9 Action at Meeting. When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting shall be decided by the vote of the holders of shares of stock having a majority in voting power of the votes cast by the holders of all of the shares of stock present or represented at the meeting and voting affirmatively or negatively on such matter (or if there are two or more classes or series of stock entitled to vote as separate classes, then in the case of each such class or series, the holders of a majority in voting power of the shares of stock of that class or series present or represented at the meeting and voting affirmatively or negatively on such matter), except when a different vote is required by law, the Certificate of Incorporation or these By-laws. When a quorum is present at any meeting, any election by stockholders of directors shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

1.10 Conduct of Meetings.

(a) Chairman of Meeting. Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in the Chairman’s absence by the Vice Chairman of the Board, if any, or in the Vice Chairman’s absence by the Chief Executive Officer, or in the Chief Executive Officer’s absence, by the President, or in the President’s absence by a Vice President, or in the absence of all of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen by vote of the stockholders at the meeting. The Secretary shall act as secretary of the meeting, but in the Secretary’s absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

(b) Rules, Regulations and Procedures. The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

1.11 Action without Meeting.

(a) Taking of Action by Consent. Any action required or permitted to be taken at any annual or special meeting of stockholders of the corporation may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted. Except as otherwise provided by the Certificate of Incorporation, stockholders may act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

(b) Electronic Transmission of Consents. A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation’s registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board of Directors. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

(c) Notice of Taking of Corporate Action. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the corporation.

ARTICLE II

DIRECTORS

2.1 General Powers. The business and affairs of the corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the corporation except as otherwise provided by law or the Certificate of Incorporation.

2.2 Number, Election and Qualification. The number of directors of the corporation shall be established from time to time by the stockholders or the Board of Directors. The directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. Election of directors need not be by written ballot. Directors need not be stockholders of the corporation.

2.3 Chairman of the Board; Vice Chairman of the Board. The Board of Directors may appoint from its members a Chairman of the Board and a Vice Chairman of the Board, neither of whom need be an employee or officer of the corporation. If the Board of Directors appoints a Chairman of the Board, such Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors and, if the Chairman of the Board is also designated as the corporation’s Chief Executive Officer, shall have the powers and duties of the Chief Executive Officer prescribed in Section 3.7 of these By-laws. If the Board of Directors appoints a Vice Chairman of the Board, such Vice Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors. Unless otherwise provided by the Board of Directors, the Chairman of the Board or, in the Chairman’s absence, the Vice Chairman of the Board, if any, shall preside at all meetings of the Board of Directors.

2.4 Tenure. Each director shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director’s earlier death, resignation or removal.

2.5 Quorum. The greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors fixed pursuant to Section 2.2 of these By-laws shall constitute a quorum of the Board of Directors. If at any meeting of the Board of Directors there shall be less than such a quorum, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present.

2.6 Action at Meeting. Every act or decision done or made by a majority of the directors present at a meeting of the Board of Directors duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number is required by law or by the Certificate of Incorporation.

2.7 Removal. Except as otherwise provided by the General Corporation Law of the State of Delaware, any one or more or all of the directors of the corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that the directors elected by the holders of a particular class or series of stock may be removed without cause only by vote of the holders of a majority of the outstanding shares of such class or series.

2.8 Vacancies. Unless and until filled by the stockholders, any vacancy or newly-created directorship on the Board of Directors, however occurring, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of such director’s predecessor in office, and a director chosen to fill a position resulting from a newly-created directorship shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director’s earlier death, resignation or removal.

2.9 Resignation. Any director may resign by delivering a resignation in writing or by electronic transmission to the corporation at its principal office or to the Chairman of the Board, the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event.

2.10 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stockholders.

2.11 Special Meetings. Special meetings of the Board of Directors may be held at any time and place designated in a call by the Chairman of the Board, the Chief Executive Officer, the President, two or more directors, or by one director in the event that there is only a single director in office.

2.12 Notice of Special Meetings. Notice of the date, place, if any, and time of any special meeting of directors shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director (a) in person or by telephone at least 24 hours in advance of the meeting, (b) by sending written notice by reputable overnight courier, telecopy, facsimile or electronic transmission, or delivering written notice by hand, to such director’s last known business, home or electronic transmission address at least 48 hours in advance of the meeting, or (c) by sending written notice by first-class mail to such director’s last known business or home address at least 72 hours in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting.

2.13 Meetings by Conference Communications Equipment. Directors may participate in meetings of the Board of Directors or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

2.14 Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent to the action in writing or by electronic transmission, and the written consents or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.15 Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation with such lawfully delegable powers and duties as the Board of Directors thereby confers, to serve at the pleasure of the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors and subject to the provisions of law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it. Each such committee shall keep minutes and make such reports as the Board of Directors may from time to time request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by the directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these By-laws for the Board of Directors. Except as otherwise provided in the Certificate of Incorporation, these By-laws, or the resolution of the Board of Directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

2.16 Compensation of Directors. Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the corporation or any of its parent or subsidiary entities in any other capacity and receiving compensation for such service.

ARTICLE III

OFFICERS

3.1 Titles. The officers of the corporation shall consist of a Chief Executive Officer, a President, a Secretary, a Treasurer and such other officers with such other titles as the Board of Directors shall determine. The Board of Directors may appoint such other officers as it may deem appropriate.

3.2 Election. The Chief Executive Officer, President, Treasurer and Secretary shall be elected annually by the Board of Directors at its first meeting following the annual meeting of stockholders. Other officers may be appointed by the Board of Directors at such meeting or at any other meeting.

3.3 Qualification. No officer need be a stockholder. Any two or more offices may be held by the same person.

3.4 Tenure. Except as otherwise provided by law, by the Certificate of Incorporation or by these By-laws, each officer shall hold office until such officer’s successor is elected and qualified, unless a different term is specified in the resolution electing or appointing such officer, or until such officer’s earlier death, resignation or removal.

3.5 Resignation and Removal. Any officer may resign by delivering a written resignation to the corporation at its principal office or to the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event. Any officer may be removed at any time, with or without cause, by vote of a majority of the directors then in office. Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following such officer’s resignation or removal, or any right to damages on account of such removal, whether such officer’s compensation be by the month or by the year or otherwise, unless such compensation is expressly provided for in a duly authorized written agreement with the corporation.

3.6 Vacancies. The Board of Directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those of Chief Executive Officer, President, Treasurer and Secretary. Each such successor shall hold office for the unexpired term of such officer’s predecessor and until a successor is elected and qualified, or until such officer’s earlier death, resignation or removal.

3.7 President; Chief Executive Officer. Unless the Board of Directors has designated another person as the corporation’s Chief Executive Officer, the President shall be the Chief Executive Officer of the corporation. The Chief Executive Officer shall have general charge and supervision of the business of the corporation subject to the direction of the Board of Directors, and shall perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to such officer by the Board of Directors. The President shall perform such other duties and shall have such other powers as the Board of Directors or the Chief

Executive Officer (if the President is not the Chief Executive Officer) may from time to time prescribe. In the event of the absence, inability or refusal to act of the Chief Executive Officer or the President (if the President is not the Chief Executive Officer), the Vice President, if any (or if there shall be more than one, the Vice Presidents in the order determined by the Board of Directors), or another officer appointed by the Board of Directors, shall perform the duties of the Chief Executive Officer and when so performing such duties shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer.

3.8 Vice Presidents. Any Vice President shall perform such duties and possess such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. The Board of Directors may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other title selected by the Board of Directors.

3.9 Secretary and Assistant Secretaries. The Secretary shall perform such duties and shall have such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the secretary, including without limitation the duty and power to give notices of all meetings of stockholders and special meetings of the Board of Directors, to attend all meetings of stockholders and the Board of Directors and keep a record of the proceedings, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents.

Any Assistant Secretary shall perform such duties and possess such powers as the Board of Directors, the Chief Executive Officer or the Secretary may from time to time prescribe. In the event of the absence, inability or refusal to act of the Secretary, the Assistant Secretary, if any (or if there shall be more than one, the Assistant Secretaries in the order determined by the Board of Directors), or another officer appointed by the Board of Directors, shall perform the duties and exercise the powers of the Secretary.

In the absence of the Secretary or any Assistant Secretary at any meeting of stockholders or directors, the chairman of the meeting shall designate a temporary secretary to keep a record of the meeting.

3.10 Treasurer and Assistant Treasurers. The Treasurer shall perform such duties and shall have such powers as may from time to time be assigned by the Board of Directors or the Chief Executive Officer. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of treasurer, including without limitation the duty and power to keep and be responsible for all funds and securities of the corporation, to deposit funds of the corporation in depositories selected in accordance with these By-laws, to disburse such funds as ordered by the Board of Directors, to make proper accounts of such funds, and to render as required by the Board of Directors statements of all such transactions and of the financial condition of the corporation.

Any Assistant Treasurers shall perform such duties and possess such powers as the Board of Directors, the Chief Executive Officer or the Treasurer may from time to time prescribe. In the event of the absence, inability or refusal to act of the Treasurer, the Assistant Treasurer, if any (or if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors), or another officer appointed by the Board of Directors, shall perform the duties and exercise the powers of the Treasurer.

3.11 Salaries. Officers of the corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

3.12 Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

ARTICLE IV

CAPITAL STOCK

4.1 Issuance of Stock. Subject to the provisions of the Certificate of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the corporation or the whole or any part of any shares of the authorized capital stock of the corporation held in the corporation’s treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board of Directors in such manner, for such lawful consideration and on such terms as the Board of Directors may determine.

4.2 Stock Certificates; Uncertificated Shares. The shares of the corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the corporation’s stock shall be uncertificated shares. Every holder of stock of the corporation represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board of Directors, representing the number of shares held by such holder registered in certificate form. Each such certificate shall be signed in a manner that complies with Section 158 of the General Corporation Law of the State of Delaware.

Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, these By-laws, applicable securities laws or any agreement among any number of stockholders or among such holders and the corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.

If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of each certificate representing shares of such class or series of stock, provided that in lieu of the foregoing requirements there may be set forth on the face or back of each certificate representing shares of such class or series of stock a statement that the corporation will furnish without charge to each stockholder who so requests a copy of the full text of the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Within a reasonable time after the issuance or transfer of uncertificated shares, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Sections 151, 202(a) or 218(a) of the General Corporation Law of the State of Delaware or, with respect to Section 151 of the General Corporation Law of the State of Delaware, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

4.3 Transfers. Shares of stock of the corporation shall be transferable in the manner prescribed by law and in these By-laws. Transfers of shares of stock of the corporation shall be made only on the books of the corporation or by transfer agents designated to transfer shares of stock of the corporation. Subject to applicable law, shares of stock represented by certificates shall be transferred only on the books of the corporation by the surrender to the corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these By-laws, the corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the corporation in accordance with the requirements of these By-laws.

4.4 Lost, Stolen or Destroyed Certificates. The corporation may issue a new certificate of stock in place of any previously issued certificate alleged to have been lost, stolen or destroyed, upon such terms and conditions as the Board of Directors may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity and posting of such bond as the Board of Directors may require for the protection of the corporation or any transfer agent or registrar.

4.5 Record Date. The Board of Directors may fix in advance a date as a record date for the determination of the stockholders entitled to notice of or to vote at any meeting of stockholders or to express consent (or dissent) to corporate action without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action. Such record date shall not precede the date on which the resolution fixing the record date is adopted, and such record date shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 10 days after the date of adoption of a record date for a consent without a meeting, nor more than 60 days prior to any other action to which such record date relates.

If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held. If no record date is fixed, the record date for determining stockholders entitled to express consent to corporate action without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first consent is properly delivered to the corporation. If no record date is fixed, the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating to such purpose.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

4.6 Regulations. The issue, transfer, conversion and registration of shares of stock of the corporation shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE V

GENERAL PROVISIONS

5.1 Fiscal Year. Except as from time to time otherwise designated by the Board of Directors, the fiscal year of the corporation shall begin on the first day of January of each year and end on the last day of December in each year.

5.2 Corporate Seal. The corporate seal shall be in such form as shall be approved by the Board of Directors.

5.3 Waiver of Notice. Whenever notice is required to be given by law, by the Certificate of Incorporation or by these By-laws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before, at or after the time of the event for which notice is to be given, shall be deemed equivalent to notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in any such waiver. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

5.4 Voting of Securities. Except as the Board of Directors may otherwise designate, the Chief Executive Officer, the President or the Treasurer may waive notice of, vote, or appoint any person or persons to vote, on behalf of the corporation at, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for this corporation (with or without power of substitution) at, any meeting of stockholders or securityholders of any other entity, the securities of which may be held by this corporation.

5.5 Evidence of Authority. A certificate by the Secretary, or an Assistant Secretary, or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6 Certificate of Incorporation. All references in these By-laws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the corporation, as amended and in effect from time to time.

5.7 Severability. Any determination that any provision of these By-laws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these By-laws.

5.8 Pronouns. All pronouns used in these By-laws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

ARTICLE VI

INDEMNIFICATION

The following provisions shall apply with respect to the indemnification of, and advancement of expenses to, certain parties as set forth below:

6.1 Actions other than by or in the Right of the Corporation. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

6.2 Actions by or in the Right of the Corporation. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

6.3 Success on the Merits. To the extent that any person described in Section 6.1 or Section 6.2 of this Article has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in said Sections, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

6.4 Specific Authorization. Any indemnification under Section 6.1 or Section 6.2 of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of any person described in said Sections is proper in the circumstances because he or she has met the applicable standard of conduct set forth in said Sections. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders of the corporation.

6.5 Advance Payment. Expenses incurred in defending any civil, criminal, administrative, or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of any person described in said Section to repay such amount if it shall ultimately be determined that he or she is not entitled to indemnification by the corporation as authorized in this Article.

6.6 Non-Exclusivity. The indemnification and advancement of expenses provided by, or granted pursuant to, the other Sections of this Article shall not be deemed exclusive of any other rights to which those provided indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

6.7 Insurance. The Board of Directors may authorize, by a vote of the majority of the full board, the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of this Article.

6.8 Continuation of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

6.9 Severability. If any word, clause or provision of this Article or any award made hereunder shall for any reason be determined to be invalid, the provisions hereof shall not otherwise be affected thereby but shall remain in full force and effect.

6.10 Intent of Article. The intent of this Article is to provide for indemnification and advancement of expenses to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware. To the extent that such Section or any successor section may be amended or supplemented from time to time, this Article shall be amended automatically and construed so as to permit indemnification and advancement of expenses to the fullest extent from time to time permitted by law.

ARTICLE VII

AMENDMENTS

7.1 By the Board of Directors. These By-laws may be altered, amended or repealed, in whole or in part, or new by-laws may be adopted by the Board of Directors.

7.2 By the Stockholders. These By-laws may be altered, amended or repealed, in whole or in part, or new by-laws may be adopted by the affirmative vote of the holders of a majority of the shares of the capital stock of the corporation issued and outstanding and entitled to vote at any annual meeting of stockholders, or at any special meeting of stockholders, provided notice of such alteration, amendment, repeal or adoption of new by-laws shall have been stated in the notice of such special meeting.

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of December 20, 2018 (the “Amendment”), is entered into by and among Arsanis, Inc., a Delaware corporation (“Public Company”), Artemis AC Corp., a Delaware corporation and a wholly-owned subsidiary of Public Company (“Merger Sub”), and X4 Pharmaceuticals, Inc., a Delaware corporation (the “Merger Partner” and together with Public Company and Merger Sub, the “Parties”).

RECITALS

WHEREAS, the Parties have entered into an Agreement and Plan of Merger dated as of November 26, 2018 (the “Agreement”);

WHEREAS, the Parties wish to amend the Agreement to, among other things, revise the treatment of the Merger Partner Stock Plans; and

WHEREAS, the Agreement may be amended by an instrument in writing signed on behalf of each of Public Company, Merger Sub and Merger Partner and authorized by each of their respective boards of directors.

AGREEMENT

THEREFORE, in consideration of the foregoing recitals (which are incorporated as an integral part hereof), the mutual agreements of the Parties set forth in the Agreement, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Parties hereby agree as follows:

1. Defined Terms. Capitalized terms used in this Amendment that are not otherwise defined shall have the meanings set forth in the Agreement.

2. Amendment of Section 2.3. Section 2.3 of the Agreement is hereby amended and restated in its entirety to read as follows:

“2.3 Merger Partner Stock Plans and Merger Partner Warrants.

(a) At the Effective Time, each outstanding option to purchase Merger Partner Common Stock (each, a “Merger Partner Stock Option” and collectively, the “Merger Partner Stock Options”), whether vested or unvested, and all stock option plans or other stock or equity-related plans of Merger Partner (the “Merger Partner Stock Plans”) shall be assumed by Public Company and shall become an option to acquire, on the same terms and conditions as were applicable under such Merger Partner Stock Option immediately prior to the Effective Time, such number of shares of Public Company Common Stock as is equal to the number of shares of Merger Partner Common Stock subject to the unexercised portion of such Merger Partner Stock Option immediately prior to the Effective Time multiplied by the Common Stock Exchange Ratio (rounded down to the nearest whole share number), at an exercise price per share equal to the exercise price per share of such Merger Partner Stock Option immediately prior to the Effective Time divided by the Common Stock Exchange Ratio (rounded up to the nearest whole cent); provided that the assumption of each Merger Partner Stock Option pursuant to this Section 2.3(a) shall comply with all requirements of Sections 424 and 409A of the Code and the U.S. Department of Treasury regulations issued thereunder, as applicable. Such Merger Partner Stock Options shall continue in effect on the same terms and conditions to which they are currently subject (subject to the adjustments required by this Section 2.3 after giving effect to the Merger). Merger Partner shall, prior to the Effective Time, take all actions necessary or desirable (as reasonably determined by the Merger Partner) in connection with the treatment of Merger Partner Stock Options contemplated by this Section 2.3(a), including obtaining the consent from each holder of any Merger Partner Stock Options (if such consent is required under the terms of the applicable agreement, instrument or plan). At the Effective Time, Public Company shall assume the Merger Partner Stock Plans such that stock options and other equity-based awards may be issued with respect to the shares available for grant thereunder as of immediately prior to the Effective Time (subject to appropriate adjustment for the Common Stock Exchange Ratio) in respect of Public Company Common Stock under such Merger Partner Stock Plan or a Public Company Stock Plan.

(b) As soon as practicable after the Effective Time, Public Company shall deliver to the participants in Merger Partner Stock Plans appropriate notice setting forth such participants’ rights pursuant to Merger Partner Stock Options, as provided in this Section 2.3.

(c) Public Company shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Public Company Common Stock for delivery upon exercise of Merger Partner Stock Options and the issuance of stock options and other equity-based awards from the shares available for grant as of immediately prior to the Effective Time under the Merger Partner Stock Plans assumed in accordance with this Section 2.3. As promptly as practicable after the Effective Time but in no event later than five (5) Business Days following the Effective Time, Public Company shall file a registration statement on Form S-8 (or any successor form) or another appropriate form with respect to the shares of Public Company Common Stock subject to such options and such Merger Partner Stock Plans and shall use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

(d) Merger Partner shall terminate any employee stock purchase plans in accordance with their terms as of or prior to the Effective Time.

(e) At the Effective Time, by virtue of the Merger, each Merger Partner Warrant outstanding immediately prior to the Effective Time shall be automatically assumed by Public Company and shall become a warrant to acquire, on the same terms and conditions as were applicable under such Merger Partner Warrant, such number of shares of Public Company Common Stock as is equal to the number of shares of Merger Partner Common Stock subject to the unexercised portion of such Merger Partner Warrant immediately prior to the Effective Time multiplied by the Common Stock Exchange Ratio or the Preferred Stock Exchange Ratio, as the case may be (in each case, rounded down to the nearest whole share number, or as otherwise provided in the applicable Merger Partner Warrant), at an exercise price per share equal to the exercise price per share of such Merger Partner Warrant immediately prior to the Effective Time divided by the Common Stock Exchange Ratio or the Preferred Stock Exchange Ratio, as the case may be (in each case, rounded up to the nearest whole cent, or as otherwise provided in the applicable Merger Partner Warrant) (each, as so adjusted, an “Adjusted Warrant”). Merger Partner shall, prior to the Effective Time, take all actions necessary or desirable in connection with the treatment of Merger Partner Stock Warrants contemplated by this Section 2.3(e). Public Company shall take all corporate actions necessary to reserve for issuance of shares of Public Company Common Stock that will be subject to the Adjusted Warrants.”

3. Effective Date of this Amendment. This Amendment shall be effective when signed by the Parties hereto.

4. Reference to the Agreement. On and after the effective date of this Amendment, each reference in the Agreement to “the Agreement,” “this Agreement,” “hereunder” and “hereof” or words of like import shall refer to the Agreement as amended by this Amendment. The Agreement, as amended by this Amendment, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

5. Governing Law. All matters arising out of or relating to this Amendment (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

6. Entire Agreement. The Agreement (including the Schedules, Annexes and Exhibits thereto and the documents and instruments referred to therein that are to be delivered at the Closing), as amended by this Amendment, constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, or any of them, written or oral, with respect to the subject matter thereof and hereof and the Parties expressly disclaim reliance on any such prior understandings, agreements or representations to the extent not embodied in the Agreement. Notwithstanding the foregoing, the Confidentiality Agreement shall remain in effect in accordance with its terms.

7. Counterparts. This Amendment may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. This Amendment may be executed and delivered by facsimile or by an electronic scan delivered by electronic mail.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

ARSANIS, INC.

By:	/s/ Michael Gray
Name: Michael Gray
Title: President and Chief Executive
Officer and Chief Financial Officer

ARTEMIS AC CORP.

By:	/s/ Michael Gray
Name: Michael Gray
Title: President

X4 PHARMACEUTICALS, INC.

By:	/s/ Paula Ragan
Name: Paula Ragan, Ph.D.
Title: President & Chief Executive Officer

[Signature Page to First Amendment to Agreement and Plan of Merger]

Annex B

November 26, 2018

The Board of Directors

Arsanis, Inc.

890 Winter Street

Suite 230

Waltham, MA 02451-1472

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to Arsanis, Inc., a Delaware corporation (“Arsanis”), of the Exchange Ratio (as defined below) proposed to be paid by Arsanis pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among Arsanis, Artemis AC Corp., a Delaware corporation and a wholly owned subsidiary of Arsanis (“Merger Sub”), and X4 Pharmaceuticals, Inc., a Delaware corporation (“X4”). The Merger Agreement provides for the acquisition by Arsanis of X4 through the merger of Merger Sub with and into X4, with X4 as the surviving entity of such merger (the “Merger”). By virtue of the Merger, each share of the common stock, par value $0.001 per share, and each share of the preferred stock, par value $0.001 per share, of X4 (collectively referred to herein as the “X4 Capital Stock”), other than Excluded Shares (as defined below), issued and outstanding immediately prior to the effective time of the Merger shall be converted into the right to receive a number of shares of the common stock, par value $0.001 per share, of Arsanis (the “Arsanis Common Stock”) equal to the Exchange Ratio. As used herein, (i) the “Exchange Ratio” is the number of shares of Arsanis Common Stock to be received by holders of X4 Capital Stock (other than Excluded Shares) that is derived from the agreed relative percentage ownership of the combined company by holders of X4 Common Stock (referred to in the Merger Agreement as the “Merger Partner Allocation Percentage”) and Arsanis Common Stock (referred to in Merger Agreement as the “Public Company Allocation Percentage”) following the consummation of the Merger, which are, subject to certain adjustments set forth in the Merger Agreement (as to which adjustments we express no opinion), equal to 69.7% and 30.3%, respectively; and (ii) “Excluded Shares” means (a) shares of X4 Capital Stock that are held in treasury or by any subsidiary of X4 and any shares of X4 Capital Stock owned by Arsanis, Merger Sub or any other subsidiary of Arsanis immediately prior to the Effective Time and (b) any shares of X4 Capital Stock held by a holder who is entitled to and properly demands appraisal rights in accordance with Section 262 of the Delaware General Corporation Law. The Merger and the other transactions summarized above are collectively referred to herein as the “Transaction.” The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

We have been engaged by Arsanis to act as its financial advisor in connection with the proposed Transaction and we will receive a fee from Arsanis for providing such services, one half of which is payable upon delivery of this opinion and the balance of which is contingent upon consummation of the Transaction. In addition, Arsanis has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

Leerink Partners LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the ordinary course of business, we and our affiliates may, in the future, provide commercial and investment banking services to Arsanis, X4 or their

NEW YORK /1301 AVENUE OF THE AMERICAS, 12TH FLOOR, NEW YORK, NY 10019 / 212.277.6000	LEERINK.COM

The Board of Directors

Arsanis, Inc.

November 26, 2018

respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we or our affiliates have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of X4, Arsanis or their respective affiliates.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research departments and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Arsanis and the proposed Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.

In connection with this opinion, we have reviewed, among other things: (i ) a draft of the Merger Agreement, dated November 25, 2018; (ii) Arsanis’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as filed by Arsanis with the Securities and Exchange Commission (the “SEC”); (iii) Arsanis’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2018, June 30, 2018 and September 30, 2018, as filed by Arsanis with the SEC; (iv) certain Current Reports on Form 8-K, as filed by Arsanis with, or furnished by Arsanis to, the SEC; (v) certain publicly available research analyst reports for Arsanis; and (vi) certain internal information, primarily related to expense forecasts, furnished to us by the managements of Arsanis and X4, respectively, and approved for our use by Arsanis. We have also conducted discussions with members of the senior management of Arsanis and X4 and their respective advisors and representatives regarding such internal information as well as the past and current business, operations, financial condition and prospects of each of Arsanis and X4. In addition, we reviewed the historical trading prices and trading activity for the Arsanis Common Stock. We also reviewed publicly available market capitalization data regarding companies in the biopharmaceutical industry that we believed to be comparable in certain respects to X4 and we reviewed the publicly available financial terms of certain initial public offerings involving companies in the biopharmaceutical industry that we believed to be comparable in certain respects to X4. We also conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

As you are aware, neither Arsanis’s nor X4’s management provided us with, and we did not otherwise have access to, financial forecasts regarding Arsanis’s or X4’s businesses, other than the expense forecasts described above. Accordingly, we did not perform either discounted cash flow analyses or any multiples-based analyses with respect to Arsanis or X4.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Arsanis or X4, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of Arsanis or X4. We have assumed, at your direction, that the final executed Merger Agreement will not differ in any respect material to our analysis or this opinion from the last draft of the Merger Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be

The Board of Directors

Arsanis, Inc.

November 26, 2018

imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of Arsanis or X4, or their respective abilities to pay their obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, Arsanis’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Arsanis or in which Arsanis might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to Arsanis of the Exchange Ratio to be paid by Arsanis pursuant to the terms of the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any class of securities, creditors or other constituencies of Arsanis or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Arsanis or any other party, or class of such persons in connection with the Transaction, whether relative to the Exchange Ratio to be paid by Arsanis pursuant to the terms of the Merger Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of Arsanis as to whether or how such holder should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Arsanis (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by our Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio to be paid by Arsanis pursuant to the Merger Agreement is fair, from a financial point of view, to Arsanis.

Very truly yours,

/s/ Leerink Partners LLC

Annex C

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the

Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex D

CERTIFICATE OF AMENDMENT OF THE RESTATED

CERTIFICATE OF INCORPORATION OF ARSANIS, INC.

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

Arsanis, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

1. A resolution was duly adopted by the Board of Directors of the Corporation pursuant to Section 242 of the General Corporation Law proposing this Amendment of the Corporation’s Restated Certificate of Incorporation and declaring the advisability of this Amendment of the Restated Certificate of Incorporation and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:

RESOLVED, that the first paragraph of Article FOURTH of the Restated Certificate of Incorporation of the Corporation, as amended, be and hereby is deleted in its entirety and the following paragraphs are inserted in lieu thereof:

“FOURTH. Effective as of 5:00 p.m. on                 , 2019 (the “Effective Time”), a one-for-     reverse stock split of the Corporation’s common stock, par value $0.001 per share (the “Common Stock”), shall become effective, pursuant to which each             shares of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.001 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction of a share of Common Stock to which such holder would otherwise be entitled multiplied by the fair value per share of the Common Stock immediately prior to the Effective Time as determined by the Board of Directors of the Corporation.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is              shares, consisting of (i)             shares of Common Stock, $0.001 par value per share (“Common Stock”), and (ii) 10,000,000 shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”).”

2. This Certificate of Amendment of the Restated Certificate of Incorporation has been duly adopted by the stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law.

[Remainder of page intentionally blank]

IN WITNESS WHEREOF, this Corporation has caused this Certificate of Amendment of the Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer this      day of                  , 2019.

Michael P. Gray
President and Chief Executive Officer

Annex E

CERTIFICATE OF AMENDMENT OF THE RESTATED

CERTIFICATE OF INCORPORATION OF ARSANIS, INC.

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

Arsanis, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

1. A resolution was duly adopted by the Board of Directors of the Corporation pursuant to Section 242 of the General Corporation Law proposing this Amendment of the Corporation’s Restated Certificate of Incorporation and declaring the advisability of this Amendment of the Restated Certificate of Incorporation and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article FIRST of the Restated Certificate of Incorporation of the Corporation, as amended, be and hereby is deleted in its entirety and the following is inserted in lieu thereof:

“FIRST: Effective immediately upon the filing of this Certificate of Amendment of the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, the name of the Corporation is X4 Pharmaceuticals, Inc.”

2. This Certificate of Amendment of the Restated Certificate of Incorporation has been duly adopted by the stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law.

[Remainder of page intentionally blank]

E-1

IN WITNESS WHEREOF, this Corporation has caused this Certificate of Amendment of the Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer this      day of                , 2019.

Michael P. Gray
President and Chief Executive Officer

E-2

Part II

Item 20. Indemnification of Directors and Officers

Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (“DGCL”), empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

The amended and restated certificate of incorporation of the registrant, Arsanis, Inc. (“Arsanis”), provides that Arsanis will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Arsanis), by reason of the fact that he or she is or was, or has agreed to become, Arsanis’s director or officer, or is or was serving, or has agreed to serve, at Arsanis’s request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an Indemnitee), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, Arsanis’s best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Arsanis’s amended and restated certificate of incorporation also provides that Arsanis will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of Arsanis to procure a judgment in Arsanis’s favor by reason of the fact that the Indemnitee is or was, or has agreed to become, Arsanis’s director or officer, or is or was serving, or has agreed to serve, at Arsanis’s request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, Arsanis’s best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to Arsanis, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by Arsanis against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If Arsanis does not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, executive officers or persons controlling Arsanis, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Arsanis has indemnification agreements with its directors, in addition to the indemnification provided for in its restated certificate of incorporation, and intends to enter into indemnification agreements with any new directors in the future.

Arsanis has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of Arsanis against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

Arsanis and X4 Pharmaceuticals, Inc. (“X4”) have entered into an Agreement and Plan of Merger, dated as of November 26, 2018 and amended as of December 20, 2018 (the “Merger Agreement”), containing the terms and conditions of the proposed business combination of Arsanis and X4. Under the Merger Agreement, Artemis AC Corp., a wholly owned subsidiary of Arsanis (“Merger Sub”) will merge with and into X4, with X4 continuing as a wholly owned subsidiary of Arsanis and the surviving corporation of the merger (the “Merger”).

Under the Merger Agreement and subject to applicable law, from the effective time of the Merger (the “Effective Time”) through the sixth anniversary of the date on which the Effective Time occurs, each of Arsanis and the corporation surviving the Merger between X4 and Merger Sub (the “Surviving Corporation”) shall, jointly and severally, indemnify and hold harmless each person who is was, as of the date of the Merger Agreement (November 26, 2018), or has been at any time prior to such date, or who becomes prior to the Effective Time, a director or officer of Arsanis, X4 or any of their respective subsidiaries against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director, officer, employee or agent of Arsanis, X4, or any of their respective subsidiaries (or, while a director or officer of Arsanis, X4 or any of their respective subsidiaries, is or was serving at the request of Arsanis, X4 or any of their respective subsidiaries as a director, officer, employee or agent of another person), whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted by applicable law. Subject to applicable law, each such director and officer will be entitled to advancement of expenses (including attorneys’ fees) incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Arsanis and the Surviving Corporation following receipt by Arsanis or the Surviving Corporation from such indemnified person of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking, to the extent then required by the DGCL or the applicable governing document of Arsanis or the Surviving Corporation, as applicable, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

Further, pursuant to the Merger Agreement, for a period of six years following the closing of the Merger (the “Closing”), the provisions of the Surviving Corporation’s certificate of incorporation and bylaws will contain provisions at least as favorable as the provisions relating to the indemnification, advancement of expenses and elimination of liability for monetary damages set forth in the certificate of incorporation and bylaws of X4 and Arsanis immediately before the Effective Time.

Pursuant to the Merger Agreement, Arsanis agreed to either (A) maintain in effect for six years after the Closing, Arsanis’s existing directors’ and officers’ insurance policies in place as of the date of the Merger Agreement (November 26, 2018), or (B) prior to the Closing, purchase a six-year “tail” policy under its own existing directors’ and officers’ liability insurance policy, with an effective date as of the Closing (provided, that Arsanis may substitute therefor a policy of at least the same coverage containing terms and conditions that are not less favorable in any material respect). In no event, however, will Arsanis be required to expend for an annual premium for such policies more than an amount equal to 200% of the annual premiums paid by Arsanis for such insurance as of the date of the Merger Agreement. During the term of the “tail” policy, however, neither Arsanis nor the Surviving Corporation may take any action following the Closing to cause such “tail” policy to be cancelled or any of its provisions to be amended or waived in any manner that would adversely affect in any material respect the rights of their former and current officers and directors, their heirs or representatives.

From and after the Effective Time, Arsanis agreed to pay all expenses, including reasonable attorneys’ fees, that may be incurred by indemnified persons in connection with their successful enforcement of the rights provided to such persons in the Merger Agreement. All rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing in favor of the current or former directors, officers or employees, as the case may be, of Arsanis, X4 or any of their respective subsidiaries as provided in their respective certificates of incorporation or by-laws or other organization documents or in any agreement in existence immediately before the Effective Time, will survive the Merger and continue in full force and effect. The director and officer indemnification provisions of the Merger Agreement are intended to be in addition to the rights otherwise available to the current and former officers and directors of Arsanis and X4 by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and will be enforceable by, each of such indemnified persons, their heirs and their representatives.

In the event Arsanis or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Arsanis or the Surviving Corporation, as the case may be, will succeed to the indemnification obligations set forth in the Merger Agreement. Arsanis will cause the Surviving Corporation to perform all of the director and officer indemnification obligations of the Surviving Corporation under the Merger Agreement.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b) Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and are incorporated herein by reference. No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the related notes.

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes as follows:

(1) That prior to any public reoffering of the securities registered hereunder through use of a proxy statement/prospectus/information statement which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering proxy statement/prospectus/information statement will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) That every proxy statement/prospectus/information statement (i) that is filed pursuant to paragraph (a)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To respond to requests for information that is incorporated by reference into this proxy statement/prospectus/information statement pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(4) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

		Incorporation by Reference
Exhibit No.	Description	Form	SEC Filing Date	Exhibit Number	Filed with this S-4/A

Agreement and Plan of Merger Documents

2.1+	Agreement and Plan of Merger, dated November 26, 2018, by and among Arsanis, Inc., Artemis AC Corp. and X4 Pharmaceuticals, Inc. (included as Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement)	8-K	11/27/2018	2.1

2.2	First Amendment to Agreement and Plan of Merger, dated December 20, 2018, by and among Arsanis, Inc., Artemis AC Corp. and X4 Pharmaceuticals, Inc. (included in Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement)	8-K	12/20/2018	2.1

Organizational Documents and Documents Related to Common Stock

3.1	Restated Certificate of Incorporation of Arsanis, Inc.	8-K	11/20/2017	3.1

3.2	Amended and Restated By-laws of Arsanis, Inc.	8-K	11/20/2017	3.2

4.1	Specimen Stock Certificate evidencing the shares of common stock	S-1	10/20/2017	4.1

5.1	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP regarding the validity of the securities				X

8.1	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP regarding tax matters				X

8.2	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding tax matters				X

10.1	Second Amended and Restated Investors’ Rights Agreement, as amended	S-1/A	11/6/2017	10.1

10.2	Second Amended and Restated Stockholders’ Agreement, dated as of April 12, 2016, among Arsanis, Inc. and the other parties thereto, as amended	S-1/A	11/6/2017	10.37

10.3	Warrant to purchase shares of Series A-2 Convertible Preferred Stock issued by Arsanis, Inc. to Silicon Valley Bank	S-1	10/20/2017	10.23

10.4	Warrant to purchase shares of Series B Convertible Preferred Stock issued by Arsanis, Inc. to Silicon Valley Bank	S-1	10/20/2017	10.24

Equity Plan Documents

10.5*	2010 Special Stock Incentive Plan, as amended	S-1	10/20/2017	10.2

10.6*	Form of Non-Statutory Stock Option Agreement under the 2010 Special Stock Incentive Plan	S-1	10/20/2017	10.3

10.7*	2011 Stock Incentive Plan, as amended	S-1	10/20/2017	10.4

10.8*	Form of Incentive Stock Option Agreement under the 2011 Stock Incentive Plan	S-1	10/20/2017	10.5

		Incorporation by Reference
Exhibit No.	Description	Form	SEC Filing Date	Exhibit Number	Filed with this S-4/A

10.9*	Form of Non-Statutory Stock Option Agreement under the 2011 Stock Incentive Plan	S-1	10/20/2017	10.6

10.10*	2017 Equity Incentive Plan	S-1	10/20/2017	10.7

10.11*	Form of Incentive Stock Option Agreement under the 2017 Equity Incentive Plan	S-1	10/20/2017	10.8

10.12*	Form of Nonstatutory Stock Option Agreement under the 2017 Equity Incentive Plan	S-1	10/20/2017	10.9

10.13*	2017 Employee Stock Purchase Plan	S-1	10/20/2017	10.10

10.14*	Form of Restricted Stock Agreement under the 2017 Equity Incentive Plan	8-K	11/27/2018	10.6

Agreements with Directors and Executive Officers

10.15*	Form of Indemnification Agreement (for directors and executive officers)	S-1/A	11/6/2017	10.36

10.16*	2018 Amended and Restated Employment Agreement, dated November 26, 2018, by and between Arsanis, Inc. and Michael Gray	8-K	11/27/2018	10.3

10.17*	Letter Agreement, dated November 26, 2018, by and between Arsanis, Inc. and René Russo	8-K	11/27/2018	10.4

10.18*	Retention Bonus Agreement, dated November 26, 2018, by and between Arsanis, Inc. and Christopher Stevens	8-K	11/27/2018	10.5

10.19*	Letter Agreement, dated January 15, 2019, by and between Arsanis, Inc. and Christopher Stevens				X

10.20*	Amended and Restated Letter Agreement, dated October 10, 2017, by and between Arsanis, Inc. and David Mantus				X

10.21*	Retention Bonus Agreement, dated November 26, 2018, by and between Arsanis, Inc. and David Mantus				X

Leases

10.22	Lease, dated October 30, 2015, by and between Arsanis, Inc. and Waltham Winter Street 890 LP	S-1	10/20/2017	10.16

10.23	Lease Agreement, dated November 26, 2010, by and between Arsanis Biosciences GmbH and Wüstenrot Marxbox GmbH & Co. OG (as successor-in-interest to Marxbox Bauprojekt GmbH & Co. OG), as amended (English translation)	S-1	10/20/2017	10.17

10.24	Indenture of Lease, dated June 6, 2018, by and between Arsanis, Inc. and BP Bay Colony LLC	8-K	6/12/2018	10.1

10.25	First Amendment to Lease, dated August 10, 2018, by and between Arsanis, Inc. and BP Bay Colony LLC	10-Q	8/13/2018	10.2

Licenses and Collaboration Agreements

10.26†	Collaboration Agreement, dated as of May 1, 2011, by and between Arsanis, Inc. and Adimab, LLC, as amended	S-1	10/20/2017	10.18

		Incorporation by Reference
Exhibit No.	Description	Form	SEC Filing Date	Exhibit Number	Filed with this S-4/A

10.27†	Option and License Agreement, dated as of February 27, 2017, by and between Arsanis, Inc. and Adimab, LLC	S-1	10/20/2017	10.19

10.28†	Amendment No. 1 to the Option and License Agreement, dated as of February 27, 2017, by and between Arsanis, Inc. and Adimab, LLC, dated as of October 13, 2017	S-1	10/20/2017	10.41

Financing Agreements

10.29†	Grant Agreement, dated February 20, 2017, by and between Arsanis, Inc. and Bill & Melinda Gates Foundation, as amended	S-1	10/20/2017	10.20

10.30†	Letter agreement, dated as of April 24, 2017, by and between Arsanis, Inc. and Bill & Melinda Gates Foundation	S-1	10/20/2017	10.21

10.31	Loan and Security Agreement, dated as of December 7, 2012, by and between Arsanis, Inc. and Silicon Valley Bank, as amended	S-1	10/20/2017	10.22

10.32	Funding contract, dated September 20, 2011, by and between Arsanis Biosciences GmbH and Österreichische Forschungsförderungsgesellschaft mbH (English translation)	S-1	10/20/2017	10.25

10.33	Funding contract, dated July 2, 2012, by and between Arsanis Biosciences GmbH and Österreichische Forschungsförderungsgesellschaft mbH (English translation)	S-1	10/20/2017	10.26

10.34	Funding contract, dated December 5, 2012, by and between Arsanis Biosciences GmbH and Österreichische Forschungsförderungsgesellschaft mbH (English translation)	S-1	10/20/2017	10.27

10.35	Funding contract, dated March 29, 2013, by and between Arsanis Biosciences GmbH and Österreichische Forschungsförderungsgesellschaft mbH (English translation)	S-1	10/20/2017	10.28

10.36	Funding contract, dated August 6, 2013, by and between Arsanis Biosciences GmbH and Österreichische Forschungsförderungsgesellschaft mbH (English translation)	S-1	10/20/2017	10.29

10.37	Funding contract, dated April 3, 2014, by and between Arsanis Biosciences GmbH and Österreichische Forschungsförderungsgesellschaft mbH (English translation)	S-1	10/20/2017	10.30

10.38	Funding contract, dated June 9, 2014, by and between Arsanis Biosciences GmbH and Österreichische Forschungsförderungsgesellschaft mbH (English translation)	S-1	10/20/2017	10.31

10.39	Funding contract, dated July 20, 2015, by and between Arsanis Biosciences GmbH and Österreichische Forschungsförderungsgesellschaft mbH (English translation)	S-1	10/20/2017	10.32

10.40	Funding contract, dated July 20, 2015, by and between Arsanis Biosciences GmbH and Österreichische Forschungsförderungsgesellschaft mbH (English translation)	S-1	10/20/2017	10.33

10.41	Funding contract, dated July 14, 2016, by and between Arsanis Biosciences GmbH and Österreichische Forschungsförderungsgesellschaft mbH (English translation)	S-1	10/20/2017	10.34

		Incorporation by Reference
Exhibit No.	Description	Form	SEC Filing Date	Exhibit Number	Filed with this S-4/A

10.42	Funding contract, dated March 23, 2017, by and between Arsanis Biosciences GmbH and Österreichische Forschungsförderungsgesellschaft mbH (English translation)	S-1	10/20/2017	10.35

10.43	Share Purchase Agreement, dated as of November 15, 2017, by and between Arsanis, Inc. and New Enterprise Associates 16, L.P.	10-K	3/9/2018	10.37

10.44†	Amended and Restated Agreement, dated August 8, 2018, by and between Arsanis, Inc. and the Bill & Melinda Gates Foundation	10-Q	8/13/2018	10.3

10.45†	Grant Agreement, dated August 8, 2018, by and between Arsanis, Inc. and the Bill & Melinda Gates Foundation	10-Q	8/13/2018	10.4

10.46	Forbearance Agreement, dated August 8, 2018, by and between Arsanis, Inc. and Silicon Valley Bank	10-Q	8/13/2018	10.5

Support Agreements

10.47	Form of Support Agreement, dated November 26, 2018, by and among Arsanis, Inc., X4 Pharmaceuticals, Inc. and certain stockholders of Arsanis, Inc.	8-K	11/27/2018	10.1

10.48	Form of Support Agreement, dated November 26, 2018, by and among Arsanis, Inc., X4 Pharmaceuticals, Inc. and certain officers, directors and stockholders of X4 Pharmaceuticals, Inc.	8-K	11/27/2018	10.2

Subsidiaries, Consents and Certifications

21.1	List of Arsanis Subsidiaries	S-1	10/20/2017	21.1

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm to Arsanis, Inc.				X

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm to X4 Pharmaceuticals, Inc.				X

23.3	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1 hereto)				X

23.4	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 8.1 hereto)				X

23.5	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 8.2 hereto)				X

24.1	Power of Attorney (included on the signature page to this Registration Statement filed on December 20, 2018)

99.1	Form of Proxy Card for the Arsanis, Inc. Special Meeting of Stockholders				X

99.2	Opinion of Leerink Partners LLC (now known as SVB Leerink LLC), financial advisor to Arsanis, Inc. (included as Annex B to the proxy statement/prospectus/information statement forming a part of this Registration Statement)

99.3	Consent of SVB Leerink LLC (previously known as Leerink Partners LLC), financial advisor to Arsanis, Inc.				X

		Incorporation by Reference
Exhibit No.	Description	Form	SEC Filing Date	Exhibit Number	Filed with this S-4/A

99.4	Proposed Certificate of Amendment to the Restated Certificate of Incorporation of Arsanis, Inc. for Reverse Stock Split (included as Annex D to the proxy statement/prospectus/information statement forming a part of this Registration Statement)

99.5	Proposed Certificate of Amendment to the Restated Certificate of Incorporation of Arsanis, Inc. for Name Change (included as Annex E to the proxy statement/prospectus/information statement forming a part of this Registration Statement)

99.6	Consent of Paula Ragan, Ph.D. to be named as a director	S-4	12/20/2018	99.6

99.7	Consent of Michael S. Wyzga to be named as a director	S-4	12/20/2018	99.7

99.8	Consent of Gary J. Bridger, Ph.D. to be named as a director				X

99.9	Consent of Isaac Blech to be named as a director				X

XBRL

101	The following materials from Arsanis, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017 and Arsanis, Inc.’s Quarterly Reports on Form 10-Q for the quarters ended September 30, 2018, June 30, 2018 and March 31, 2018, formatted in Extensible Business Reporting Language (XBRL) includes: (i) Balance Sheets at September 30, 2018, June 30, 2018, March 31, 2018 and December 31, 2017, (ii) Statements of Operations and Comprehensive Loss for the Nine Months Ended September 30, 2018 and 2017, (iii) Statements of Cash Flows for the Nine Months Ended September 30, 2018 and 2017 and (iv) Notes to Financial Statements.	S-4	12/20/2018	101

+

All schedules (or similar attachments) have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Arsanis, Inc. will furnish copies of any schedules to the Securities and Exchange Commission upon request.

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.
*	Denotes a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Waltham, Commonwealth of Massachusetts, on the 13th day of February, 2019.

ARSANIS, INC.

By: /s/ Michael P. Gray Michael P. Gray President and Chief Executive Officer, Chief Financial Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 1 to this registration statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael P. Gray
Michael P. Gray	President and Chief Executive Officer, Chief Financial Officer, Director (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)	February 13, 2019

*	Chairman of the Board	February 13, 2019
Tillman U. Gerngross

*	Director	February 13, 2019
William Clark

*	Director	February 13, 2019
Carl Gordon

*	Director	February 13, 2019
David McGirr

*	Director	February 13, 2019
Terrance McGuire

*	Director	February 13, 2019
Claudio Nessi

*	Director	February 13, 2019
Michael Ross

*	Director	February 13, 2019
René Russo

*	Director	February 13, 2019
Amy Schulman

*By:	/s/ Michael P. Gray
Michael P. Gray Attorney-in-Fact